9.20

07021698

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME QBE Insurance Group Limited

*CURRENT ADDRESS 82 Pitt Street
Sydney NSW 2000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 1 3 2007
THOMSON
FINANCIAL

FILE NO. 82- 35066 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY:
DAT : 3/9/07

Prospectus

QBE

QBE Insurance Group Limited ABN 28 008 485 014

A non-renounceable Offer of approximately 22 million New Shares at an issue price per New Share of $5.50 to raise approximately $121 million.

Important

This document is important and requires your immediate attention. It should be read in its entirety. If you are in doubt as to the course you should follow, you should consult your stockbroker, solicitor, accountant or other professional advisor without delay.

Applications for New Shares under this Prospectus should be lodged by no later than 5.00 pm on 14 November 2001.

There are risks associated with investing in New Shares under this Prospectus. Shareholders are referred, in particular, to Section 4 of this Prospectus.

Credit Suisse First Boston Australia Limited

Macquarie Bank Limited

Merrill Lynch International (Australia) Limited

CREDIT SUISSE | FIRST BOSTON   MACQUARIE   Merrill Lynch

Contents

QBE

19 October 2001

Dear Shareholder,

On behalf of your Directors, I am pleased to offer you an opportunity to participate in a non-renounceable Priority Entitlement Offer of New Shares, which entitles Qualifying Shareholders on the Record Date to subscribe for 1 New Share for every 5 ordinary shares held at a price of $5.50 per New Share. A further number of approximately 5 million New Shares will also be made available to satisfy subscriptions by any Qualifying Shareholders who wish to subscribe for more than their Priority Entitlements. Persons resident in Australia who are not Shareholders may also apply for New Shares under this Prospectus but it is expected that they generally will only be allocated New Shares to the extent that Qualifying Shareholders do not apply for the entire number of New Shares offered under this Prospectus (see Section 1.8 on allocation policy). New Shares will rank equally with the existing ordinary shares in the Company.

The gross proceeds of the Offer made under this Prospectus are estimated to be approximately $121 million. In addition, QBE has already allocated a total of approximately 99 million New Shares to institutions under an Institutional Priority Entitlement Offer made to Institutional Shareholders on the same one for five basis, and an institutional Placement, which will raise combined gross proceeds of approximately $542 million. If all of the New Shares available for subscription under this Prospectus are issued, the combined Capital Raising under this Prospectus and the Institutional Offer will raise total gross proceeds of approximately $663 million.

The proceeds of the combined Capital Raising will be used by QBE to provide:

- an appropriate level of capital to participate in growth opportunities from premium rate increases;
- funds for the purchase of additional capacity of selected syndicates at Lloyd's managed by QBE;
- funds to enable QBE to improve its debt to equity ratio and its current ratings by internationally recognised rating agencies; and
- funds to continue the initiatives listed in the Company's 30 June 2001 half year report to shareholders.

The tragic US terrorist attacks on 11 September 2001 have had an impact on major international insurance and reinsurance companies. In view of the nature of insurance, this is to be expected. However, QBE has limited its exposure by following sound underwriting practices and exercising tight control of aggregate exposures, both by geographic region and class of business. Accordingly, despite the extraordinary consequences of the terrorist attacks, the current best estimate is that the QBE Group's result for the year ending 31 December 2001 will be impacted by an amount in the region of $250 million after tax.

At 30 September 2001, QBE's shareholders' funds, after allowing for the current best estimate of the impact of the loss from the terrorist attacks, are estimated at over $1.9 billion. At this level, QBE has sufficient capital resources to enable it to maintain the existing level of business being written in its worldwide operations. However, there are expected to be increased opportunities that will flow from higher premium rates generally across QBE's operations, and it is for this reason that QBE has decided to raise additional capital at this time. QBE expects the increased premium rates to produce increased profitability in future years. Opportunities will also flow from the QBE controlled syndicates at Lloyd's, which should similarly achieve improved results due to expected increases in premium rates. QBE proposes to participate in the Lloyd's opportunities by contributing additional capital to a number of the Lloyd's syndicates it manages, all of which operate within QBE's risk management framework.

While the Company's share price has been negatively affected by the events of 11 September 2001, QBE has a track record of providing increasing returns to shareholders, as demonstrated by the fact that an investment in QBE shares grew by an annual compound rate of 19.0% over the 10 years to 31 December 2000 and that QBE has increased its total dividend payout for 20 consecutive years. Group profit for the half year to 30 June 2001 was up 56% to a record $122 million, although the full year result will obviously be impacted by the events of 11 September 2001. For further details you can access the Company's website at www.qbe.com.

This Prospectus contains detailed information about the Offer and your Directors recommend you read it carefully. In particular, Section 1 of the Prospectus sets out the details of the Offer and details regarding the Priority Entitlements. There are risks associated with taking up New Shares, and you should consider the risks described in Section 4 of this Prospectus before deciding whether to invest. If you decide not to take up your Priority Entitlement to New Shares, your Priority Entitlement will lapse.

Your Priority Entitlement to New Shares is set out in the accompanying Priority Entitlement Form. The closing time for lodgement of Application Forms with the Share Registrar is 5.00 pm on 14 November 2001.

On behalf of your Directors, I invite you to consider the contents of this Prospectus and to participate in the Offer under this Prospectus.

Yours faithfully

EJ Cloney
Chairman

Important Dates

Record Date to determine Priority Entitlement to New Shares	18 October 2001 5.00 pm
Latest time for lodgement of Application Forms and payment in full for New Shares (Closing Date)	14 November 2001, 5.00 pm
Allotment of New Shares	21 November 2001
Quotation of New Shares	21 November 2001

These dates and the offer timetable dates referred to throughout this Prospectus are indicative only and are subject to change without notice. QBE reserves the right to alter any of such dates, to accept late Applications or extend the Closing Date, or to cancel the Offer or any part of it without notice.

Important Investment Aspects

New Share Issue Price	$5.50 per New Share
Qualifying Shareholder Priority Entitlement	One New Share for every five ordinary shares held
Number of New Shares to be issued under the Priority Entitlement Offer	approximately 17 million
Number of additional New Shares available under the Offer	approximately 5 million
Amount to be raised under the Offer	approximately $121 million
Total number of New Shares to be issued under the combined Capital Raising	approximately 121 million
Total amount to be raised under the combined Capital Raising	approximately $663 million

How to Apply

If you wish to take up part of, all of, or more than your Priority Entitlement

The number of New Shares to which you have a Priority Entitlement is shown on the accompanying Priority Entitlement Form. You may apply for part of, all of, or more than the number of New Shares shown on your Priority Entitlement Form.

In all cases complete the accompanying Priority Entitlement Form in accordance with the instructions set out in the form. In particular, if you do not indicate the number of New Shares for which you wish to subscribe, QBE may treat you as applying for as many New Shares as your accompanying cheque or bank draft will pay for.

Forward your completed form together with a cheque or bank draft made payable to "QBE Insurance Group Limited – Share Offer Account" and crossed "Not Negotiable" for the amount due in respect of your Application for New Shares to ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, NSW 1232 or hand deliver it to ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney NSW 2000. All payments must be made in Australian currency. All Application Forms must be received by the Share Registrar by the Closing Date, even if lodged through a stockbroker.

If you wish to subscribe for New Shares and you are not a Shareholder (limited to Australian residents)

Complete the Public Application Form which accompanies this Prospectus in accordance with the instructions set out in the form.

Forward your completed form together with a cheque or bank draft made payable to "QBE Insurance Group Limited – Share Offer Account" and crossed "Not Negotiable" for the amount due in respect of your Application for New Shares to ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, NSW 1232 or hand deliver it to ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney NSW 2000. All payments must be made in Australian currency. All Application Forms must be received by the Share Registrar by the Closing Date, even if lodged through a stockbroker.

Important Information

1. This Prospectus is dated 19 October 2001 and a copy was lodged with the Australian Securities and Investments Commission on that date.
2. Neither ASIC nor ASX takes responsibility for the contents of this Prospectus.
3. The New Shares being offered under this Prospectus are also being offered to Qualifying Shareholders with registered addresses in New Zealand pursuant to the Securities Act (Overseas Companies) Exemption Notice 1997 (New Zealand). Residents of New Zealand who are not Qualifying Shareholders are not entitled to apply for New Shares.
4. This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation.
   No action has been taken to register or qualify the New Shares or otherwise permit a public offering of the New Shares in any jurisdiction other than Australia and New Zealand or to permit an offering of New Shares in New Zealand to persons other than Qualifying Shareholders. The distribution of this Prospectus in jurisdictions other than Australia or New Zealand may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.
   This Prospectus is not to be distributed in, and no offer of New Shares is to be made in, the United States of America. The New Shares may not be offered to, or for the account or benefit of, a US person except to a QIB in a transaction exempt from the registration requirements of the US 1933 Act and applicable United States state securities laws. The New Shares have not been, nor will they be, registered under the US 1933 Act. Shareholders with a registered address in Australia or New Zealand who hold Shares as nominees for US persons will not be able to lodge Applications or otherwise participate in the Offer on behalf of such persons, or provide a copy of this Prospectus to such persons, except in accordance with specific procedures agreed between the nominee for a QIB and QBE or the Joint Lead Managers in transactions which are exempt from the registration requirements of the US 1933 Act and applicable United States state securities laws.
5. Application for quotation of the New Shares offered under this Prospectus on the ASX will be made within seven days after the date of this Prospectus.
6. The expiry date of this Prospectus is 31 October 2002. No securities will be allotted or issued on the basis of this Prospectus after the expiry date.
7. This Prospectus and an Application Form will be generally available from when it is lodged with ASIC by being posted on the Company's website www.qbe.com.
8. No person is authorised to give any information or to make any representation in connection with the Offer which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by QBE in connection with the Offer.
9. This offer does not take into account the investment objectives, financial situation or particular needs of any investor. Before making an investment in QBE, an investor or prospective investor should consider whether such an investment is appropriate to their particular investment needs, objectives and financial circumstances and consult an investment advisor if necessary.
10. Each of the Joint Lead Managers has given and has not withdrawn its consent to be named in this Prospectus as joint lead manager. The Joint Lead Managers do not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by any Joint Lead Manager. To the maximum extent permitted by law, each of the Joint Lead Managers expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.
11. Some capitalised words or terms used in this Prospectus have defined meanings that appear in the Glossary. All references to $ in this Prospectus are references to Australian currency, unless otherwise stated. All references to time in this Prospectus are to the time in Sydney, New South Wales, Australia.

1. Details of the Capital Raising

1.1 Offer of New Shares under the Offer made under this Prospectus

The Company offers Qualifying Shareholders a Priority Entitlement to subscribe for one New Share in the Company for every five ordinary shares held as at the Record Date. Fractional entitlements to New Shares will be rounded up. Each New Share will be issued at the Issue Price of $5.50 per New Share.

Pursuant to the Priority Entitlement Offer, the Company will issue approximately 17 million New Shares. At the Issue Price of $5.50 per New Share, the issue of approximately 17 million New Shares would result in gross proceeds of approximately $93 million.

Qualifying Shareholders may also apply for New Shares in excess of their Priority Entitlements. A further number of approximately 5 million New Shares will be made available to satisfy subscriptions by any Qualifying Shareholders who wish to subscribe for more than their Priority Entitlements and to satisfy public subscriptions. At the Issue Price of $5.50 per New Share, the issue of a further 5 million New Shares would result in additional gross proceeds of approximately $28 million.

Of the total amount of approximately $121 million which may be raised under the Offer, the entire amount has been underwritten by the Joint Lead Managers.

Members of the public resident in Australia may apply for any New Shares available under the Offer made in this Prospectus which are not allocated to Qualifying Shareholders. However, they will not be entitled to a Priority Entitlement.

1.2 Offer of New Shares under Institutional Offer

QBE has already made an Institutional Offer, comprising:

- an Institutional Priority Entitlement Offer of approximately 76 million New Shares, which was made to Institutional Shareholders, as referred to in Section 5.6, on the same one for five basis as the Priority Entitlement Offer, and at the same price of $5.50 per New Share; and
- an institutional Placement of approximately 23 million New Shares, which was also made at $5.50 per New Share.

The Institutional Offer will result in the issue of a total of approximately 99 million New Shares in the Company, raising gross proceeds of approximately $542 million. Settlement of this amount has been underwritten by the Joint Lead Managers.

This Prospectus does not constitute an offer or invitation to any Institutional Shareholder as referred to in Section 5.6.

1.3 Treatment of overseas Shareholders

This Prospectus does not constitute an offer or invitation to subscribe for New Shares in any jurisdiction where, or to any person to whom, it would not be lawful to make such an offer or invitation or issue this Prospectus. It is the responsibility of any applicant to ensure compliance with any laws of any country relevant to their Applications.

This Prospectus does not constitute an offer or invitation to any person in New Zealand other than a Shareholder, nor to any other person outside Australia, nor to any person who is a US person (as defined in Regulation S under the US 1933 Act) except to a QIB, in the last case, in a transaction exempt from the registration requirements of the US 1933 Act and applicable United States state securities laws. Shareholders with a registered address in Australia or New Zealand who hold ordinary shares in the Company as nominees for US persons will not be able to lodge Applications or otherwise participate in the Offer on behalf of such a person, or provide a copy of this Prospectus to such persons, except in accordance with specific procedures agreed between the nominee for a QIB and QBE or the Joint Lead Managers in transactions which are exempt from the registration requirements of the US 1933 Act and applicable United States state securities laws.

Please also refer to Section 1.13 of this Prospectus.

1.4 Priority Entitlements

The number of New Shares to which each Qualifying Shareholder has a Priority Entitlement is shown on the Priority Entitlement Form for that Qualifying Shareholder. Priority Entitlement Forms will accompany Prospectuses despatched to QBE's Qualifying Shareholders that have registered addresses in Australia and New Zealand.

The New Shares are offered on a non-renounceable basis. This means that Priority Entitlements to New Shares cannot be transferred or sold.

1.5 Issue Price

The Issue Price is $5.50 per New Share, which represents a discount of approximately 9.2% to the volume weighted average price of QBE ordinary shares over the five trading days up to and including 15 October 2001.

1.6 Underwriting

The settlement of the entire Institutional Offer has been underwritten by the Joint Lead Managers. The Offer under this Prospectus is entirely underwritten by the Joint Lead Managers. As a result, the amount raised by QBE is expected to be approximately $663 million. Details of the Placement and Underwriting Agreement are set out in section 5.3 of this Prospectus.

1.7 Allotment and issue

The New Shares offered under this Prospectus are expected to be allotted and issued on or about 21 November 2001. However, if the Closing Date for Applications is extended, the date for allotment and issue will also be extended.

1.8 Allocation policy

All Qualifying Shareholders will have their Applications satisfied up to their Priority Entitlement.

Qualifying Shareholders may apply for more than their Priority Entitlement. While it is expected that Qualifying Shareholders will generally be given priority over general public applicants in respect of New Shares applied for in excess of their Priority Entitlements, any amount by which applications from Qualifying Shareholders exceed their Priority Entitlements may be scaled back, at QBE's discretion, in such manner as QBE considers is reasonable in the circumstances (including, without limitation, to address situations where it is considered that Applications may be inflated or made on behalf of third parties or for on-sale).

No Qualifying Shareholder is assured of receiving any New Shares applied for in excess of their Priority Entitlement and no general public applicant is assured of receiving any New Shares for which they have applied.

1.9 Quotation

The Company will apply for the New Shares offered under this Prospectus to be granted official quotation by ASX on or before the seventh day after the date of this Prospectus.

1.10 Despatch of holding statements

Separate holding statements for the New Shares offered under this Prospectus will be despatched by post on or soon after the date of allotment and issue of the New Shares (see Section 5.4 dealing with the CHESS system). However, any extension of the Closing Date for Applications will similarly extend the date for despatch of holding statements.

1.11 Summary of action required to apply for New Shares

Closing Date

The last date and time for the receipt by the Share Registrar of Application Forms is 5.00 pm on 14 November 2001. The Company reserves the right, in its discretion, to accept late Applications or extend the Closing Date for Applications after consultation with the Joint Lead Managers.

All Application Forms must be lodged with the Share Registrar by the Closing Date, even if lodged through a stockbroker. You should allow sufficient time to ensure that your Application Form reaches the Share Registrar by the specified time. If you have any queries on how to complete the form, contact ASX Perpetual Registrars Limited on +61 (02) 8280 7111.

If you wish to take up part of, all of, or more than your Priority Entitlement

The number of New Shares to which you have a Priority Entitlement is shown on the accompanying Priority Entitlement Form. You may apply for part of, all of, or more than the number of New Shares shown on your Priority Entitlement Form.

In all cases complete the accompanying Priority Entitlement Form in accordance with the instructions set out in the form. In particular, if you do not indicate the number of New Shares for which you wish to subscribe, QBE may treat you as applying for as many New Shares as your accompanying cheque or bank draft will pay for.

Forward your completed form together with a cheque or bank draft made payable to "QBE Insurance Group Limited – Share Offer Account" and crossed "Not Negotiable" for the amount due in respect of your Application for New Shares to ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, NSW 1232 or hand deliver it to ASX Perpetual Registrars Limited at Level 8, 580 George Street, Sydney NSW 2000. All payments must be made in Australian currency.

If you wish to subscribe for New Shares and you are not a Shareholder (limited to Australian residents)

Complete the Public Application Form which is in the back of this Prospectus in accordance with the instructions set out in the form.

Forward your completed form together with a cheque or bank draft made payable to "QBE Insurance Group Limited – Share Offer Account" and crossed "Not Negotiable" for the amount due in respect of your Application for New Shares to ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, NSW 1232 or hand deliver it to ASX Perpetual Registrars Limited at Level 8, 580 George Street, Sydney NSW 2000. All payments must be made in Australian currency.

1.12 Enquiries

If you have any questions regarding this Prospectus, please telephone the Shareholder Relations Department of the Company on +61 (02) 9375 4838. Alternatively, you may fax your questions to the Shareholder Relations Department of the Company on +61 (02) 9375 4445.

1.13 Other overseas considerations

Each applicant for New Shares will be deemed, by submitting an Application Form, to represent and warrant that:

- in respect of any applicant with a New Zealand address, it is a Qualifying Shareholder;
- it is not in the United States and is not a US person (and is not acting for the account or benefit of a US *person except, if applicable, to the limited extent permitted in Section 1.13); and*
- it will not offer or sell the New Shares into the United States or to, or for the account or benefit of, any US person, except in a transaction registered under the US 1933 Act (and it acknowledges that QBE is under no obligation to procure such registration) or in a transaction exempt from the registration requirements of the US 1933 Act.

Application Forms from such applicants must not be post marked or otherwise despatched from the United States. Persons applying for the New Shares must provide addresses outside the United States for the return of statements of holdings. The Company reserves the right to treat as invalid and reject any Application Form:

- *postmarked or otherwise despatched from the United States;*
- that provides an address in the United States for return of statements of holdings; or
- that does not include the representations and warranties set out in the Application Form.

2.1 QBE's track record

While the Company's share price has been negatively affected by the events of 11 September 2001, prior to 2001 QBE had a track record of providing increasing returns to shareholders, including having increased its total dividend payout for the past 20 consecutive years. At this time it is expected that QBE will pay a final dividend in respect of the year ending 31 December 2001. Over the ten years to 31 December 2000, gross earned premium and profit have grown consistently. The QBE share price has increased by an annual compound rate of 22.4% for the 5 years to 31 December 2000 and an annual compound rate of 19.0% for the 10 years to 31 December 2000. For the half year to 30 June 2001, profit after tax increased 56% to a record $122 million, although the full year result will obviously be impacted by the events of 11 September 2001.

2.2 Capital requirements and opportunities for future growth

As QBE is an Australian listed insurance company, an important regulator for the Group is the Australian Prudential Regulation Authority ***(APRA)***. APRA is in the process of introducing more stringent prudential standards for the capital adequacy of general insurers for implementation on 1 July 2002. APRA only regulates the Australian insurance businesses of the Group, with other regulators (such as the Financial Services Authority and Lloyd's of London in the UK) regulating other insurance businesses within the Group. Nevertheless, the proposed new APRA prudential standards ***(proposed APRA standards)*** provide a prudent benchmark for assessing the Group's capital.

The proposed APRA standards deal with capital adequacy, insurance liability valuation, risk management, net retentions and investment and other asset risks, including receivables and the security and concentration of reinsurers. The minimum requirement for insurance liabilities under the proposed new liability valuation standard is a 75% probability of adequacy.

Under the proposed APRA standards, capital adequacy is measured by a capital adequacy multiple. At 30 June 2001, the Group's capital calculated using the proposed APRA standards was $2.3 billion, which is 1.44 times APRA's proposed minimum requirement. After accounting for the current best estimate of the impact of the loss from the terrorist attacks on 11 September 2001, the Group's capital at 30 September 2001 using the proposed APRA standards is estimated at $2.2 billion. This estimate is 1.29 times APRA's proposed minimum requirement. Based on the pro forma estimate of shareholders' funds set out in Section 3.2 of this Prospectus, the Group's pro forma capital at 30 September 2001 after the Capital Raising is estimated to be 1.67 times APRA's proposed minimum requirement.

The current level of capital is sufficient to support QBE's existing volume of business, which is estimated at around $4.5 billion of net earned premium for the year to 31 December 2001. However, additional capital would enable QBE to participate in the growth opportunities that are expected to emerge as a result of premium rate increases for the Group's main businesses in the US, Europe, Lloyd's and Australia and the withdrawal of reinsurance capacity from the market. It will also assist in improving QBE's ratings from internationally recognised rating agencies.

2.3 QBE's 2002 business plan

Prior to the terrorist attacks, QBE's plans for financial year 2002 from its businesses in 43 countries were for net earned premium of $5.5 billion, with the increase mainly arising from acquisitions and other initiatives over the last 18 months. The terrorist attacks are resulting in a thorough review of portfolios exposed to the attacks and consideration of more rigorous disaster scenarios than were previously contemplated. However, most classes of business will have higher premium rate increases than would have been the case if the terrorist attacks had not occurred. The ability of QBE to participate in the growth opportunities from these premium rate increases will benefit from the funds raised through the Capital Raising. With estimated shareholders' funds at 30 September 2001 of over $1.9 billion after the impact of the estimated loss from the terrorist attacks, QBE would be restricted to writing no more than net earned premium of $4.5 billion to $5.0 billion in 2002. However, raising additional capital under the Capital Raising will increase QBE's ability to write net earned premium of between $5.5 billion and $6.0 billion.

2.4 Estimate of impact of loss from terrorist attacks

After a review by senior management, insurance underwriters and internal audit, the current best estimate is that the Group's result for the year ending 31 December 2001 will be impacted by the 11 September 2001 terrorist attacks by an amount in the region of $250 million after tax. The review included, but was not limited to, the following detailed analysis:

- identification of all portfolios with suspected exposure to the terrorist attacks;
- review of each contract within the above portfolios with suspected exposure to the terrorist attacks;
- estimate of the maximum exposure to loss from those contracts where there is considerable certainty there will be a total loss;
- where it was considered unlikely by management that the maximum exposure would be reached, an estimate of the likely exposure based on previous experience (if any) and knowledge of the portfolio;
- an estimate of the reinstatement premiums receivable from insured and reinsured parties;
- an estimate of the reinsurance recoveries to which the Group would be entitled based on reinsurance contracts in place;
- an estimate of the reinstatement premiums payable by the Group based on estimated reinsurance recoveries;
- a review of the security of all reinsurers from whom recoveries are expected;
- an estimate of net provisions required to meet the expected claims; and
- an estimate of the tax effect of the estimated net loss.

The current best estimate of the loss arose primarily from QBE's European company operations, mainly through the treaty (reinsurance) division, the Lloyd's division and the operations in the Americas.

2.5 Security of reinsurance and doubtful debts provision

97% of QBE's estimated reinsurance recoveries relating to the terrorist attacks are from a broad spread of organisations currently rated 'A' or better by internationally recognised rating agencies. Reinsurance protections with the same highly rated organisations are in place to mitigate losses from any potential further catastrophes in 2001. As part of its risk management practices QBE has a Reinsurance Security Committee, which has a process for assessing the creditworthiness of potential reinsurers. QBE's track record in selecting reinsurance security is demonstrated by its very low bad debt experience over a number of years.

The total provisions for doubtful accounts in QBE's financial report at 30 June 2001 were $144 million, including provisions inherited from entities acquired over the years. This also included a general provision for bad and doubtful reinsurance recoveries. Should there be unforeseen reinsurance failures as a result of the terrorist attacks, some portion of the general provision for bad and doubtful reinsurance recoveries could be utilised.

2.6 Estimated net loss from QBE's Lloyd's division

The loss from the terrorist attacks includes an estimated $100 million after tax from QBE's share of capacity in the seven Lloyd's syndicates currently managed by QBE. The loss for QBE's Lloyd's division arises mainly from property and aviation exposures which historically have been profitable. The terrorist attacks affected both the 2000 and 2001 Lloyd's underwriting years. For the 2000 underwriting year, QBE provided 55% of the capacity written by its syndicates and for the 2001 underwriting year it provided 72% of the capacity.

In the event that the providers of the balance of the capacity in the syndicates managed by QBE are unable to meet their share of the net losses, QBE as a member of the relevant syndicate has no contractual liability to bear the losses on their behalf. In addition to the syndicates' own funds, Lloyd's has a central guarantee fund and a central guarantee fund reinsurance arrangement which provide a further layer of protection for the remaining net deficiency, if any, of any syndicate. Lloyd's has announced an increase of 0.9% in the special premium levies to 2.0% for the 2002 and 2003 underwriting years. This applies to all non-motor syndicates and is intended to increase the level of the central guarantee fund.

The non-QBE managed Lloyd's syndicates, which are stand-alone businesses, are responsible for their own losses through their own premium trust funds, their own reinsurance protections and their own "shareholders' funds" held at Lloyd's.

2.7 Prudential margins

QBE's net outstanding claims provisions as shown in its 30 June 2001 financial report were more than $6.1 billion. In announcing the result for the half year ended 30 June 2001, the directors advised that there was a probability in excess of 85% that these outstanding claims provisions would be adequate to settle claims as they become payable in the future. The proposed minimum APRA requirement for the adequacy of insurance liabilities is a 75% probability of adequacy, which means that QBE's prudential margins were in excess of the minimum APRA requirement at 30 June 2001 by $245 million after tax. None of these prudential margins were released for the purpose of determining the current best estimate of the impact of the loss from the terrorist attacks.

2.8 Investments

QBE's total investment portfolio at 30 June 2001, including cash, exceeded $8.1 billion. 98% of the portfolio was held in liquid investments, including cash and short-term deposits, other interest bearing securities and listed equities. Cash and short-term deposits held with *quality rated institutions* totalled more than $2.8 billion. Since 30 June 2001, the cash and short-term deposits component of the portfolio has increased to around $3.5 billion.

At 30 June 2001, equities represented less than 12% of QBE's investment portfolio. QBE has option contracts in place for the majority of its equity portfolios to protect shareholders' funds from deteriorating equity markets. These option contracts have been beneficial for shareholders, with estimated total realised and unrealised gains and losses on investments since 1 January 2001 being a small positive at 10 October 2001.

3. Effect of the issue of the New Shares

3.1 Effect of the issue of the New Shares on the Company

The Company expects to issue approximately 22 million New Shares in the Offer made under this Prospectus and approximately 99 million New Shares in the Institutional Offer, resulting in a possible issue of approximately 121 million New Shares. If approximately 121 million New Shares are issued, the Company will receive gross proceeds, before fees and expenses, of approximately $663 million. The net proceeds of the Capital Raising are estimated to be approximately $650 million.

The proceeds of the Capital Raising will be used by QBE to provide:

- an appropriate level of capital to participate in growth opportunities from premium rate increases;
- funds for the purchase of additional capacity of selected syndicates at Lloyd's managed by QBE;
- funds to enable QBE to improve its debt to equity ratio and its current ratings by internationally recognised rating agencies; and
- funds to continue the initiatives listed in the Company's 30 June 2001 half year report to shareholders.

An explanation of QBE's capital requirements is set out in Section 3.3.

3.2 Pro forma estimate of shareholders' funds

The proceeds from the Capital Raising will increase the best estimate of shareholders' funds, after allowing for the loss from the terrorist attacks, to around $2.6 billion. A condensed pro forma estimate of shareholders' funds at 30 September 2001 is set out below:

	Shareholders' funds as at 30 June 2001 $ million	Adjustments to 30 September 2001 $ million	Net proceeds of Capital Raising $ million	Pro forma estimate of shareholders' funds as at 30 September 2001 $ million
Cash and investments	8,193	62 [2]	650 [4]	8,905
Intangibles	392			392
Other assets	4,318			4,318
Outstanding claims net of reinsurance and other recoveries	(6,156)	(357) [3]		(6,513)
Net unearned premium	(2,418)			(2,418)
Borrowings	(773)			(773)
Other liabilities and outside equity interests	(1,484)	149 [1, 3]		(1,335)
Shareholders' funds	2,072	(146)	650	2,576

Basis of preparation:

		$ million
1	Reinvestment of the dividend provided in the 30 June 2001 statement of financial position	42
2	Current preliminary estimate of the operating profit after tax for the 3 months to 30 September 2001, excluding the impact of the terrorist attacks on 11 September 2001	62
3	Current estimate of the impact of the terrorist attacks on 2001 results of $357 million before tax and tax of $107 million at 30% (refer to Section 2.4)	(250)
	Estimated impact on shareholders' funds	(146)
4	The net proceeds of the Capital Raising are based on a capital raising of $663 million less expected expenses of approximately $13 million.	

QBE's statement of financial position at 30 June 2001 was included in the half year report to shareholders, which is available on QBE's website at www.qbe.com.

3.3 Overview of QBE's capital requirements

QBE determines its capital requirements having regard to:

- regulatory capital requirements applicable to its businesses;
- capital in excess of regulatory requirements to support existing and planned levels of business having regard to prudent risk management practices; and
- the appropriate debt to equity ratio for the QBE Group.

Regulatory capital requirements

QBE's insurance businesses must meet the minimum regulatory capital requirements in each jurisdiction where the Group carries on business.

As each of QBE's regulated businesses currently exceed minimum regulatory capital requirements, none of the proceeds of the Capital Raising are required for that purpose.

Capital in excess of regulatory requirements

In addition to meeting minimum regulatory capital requirements, QBE considers it appropriate to maintain capital above the minimum regulatory requirements. The additional capital requirements of the Group are assessed having regard to past underlying volatility, industry benchmarks, guidelines of rating agencies and the capital needed to support business growth.

All growth opportunities are evaluated in accordance with QBE's prudent risk management practices and management's assessment of the ability to produce a satisfactory return on equity, thereby adding value to shareholders. There are currently significant opportunities to grow QBE's businesses because of premium rate increases and additional capital is required to fund these growth opportunities.

Debt to equity ratio

The next element in QBE's assessment of its capital requirements is an appropriate level of debt for the Group, given the level of shareholders' funds and the requirements of rating agencies. The Group borrows primarily in US dollars, sterling and Euros to provide a natural hedge for the shareholders' funds held in those currencies.

The debt to equity ratio after allowing for the current best estimate of the impact of the loss from the terrorist attacks is 40% (up from 37% at 30 June 2001) and the estimated funds raised from the Capital Raising (as set out in note 4 to section 3.2) will reduce the Group's debt to equity ratio to 30%.

4. Risk factors

Before applying for New Shares, you should consider whether the New Shares are suitable securities for you to acquire having regard to your own investment objectives and financial circumstances and taking into consideration the risk factors set out below. The risk factors set out below are not exhaustive.

4.1 Risk factors for insurance business

Exposure to further terrorist attacks

QBE intends to cease offering terrorist coverage except in very limited circumstances unless reinsurance capacity is available on economic terms from quality and highly rated reinsurers. The availability of this capacity is considered to be unlikely. However, there is still a risk that further terrorist attacks could occur and that those attacks could cause further material loss to the Company and to the insurance industry as a whole. This would be the case if they were not considered to be an act of war (which would be excluded from most insurance and reinsurance coverages), not covered by government terrorist funds (currently these are in place in the United Kingdom and in France) or not covered by reinsurance protections.

Catastrophes and other events (other than terrorist attacks)

General insurers and reinsurers are subject to claims arising out of catastrophes or other events that may result in an increased frequency or severity of claims and have a significant impact on their financial performance and financial position. Catastrophes are caused by various events other than terrorist attacks, including cyclones, hurricanes, earthquakes, wind, hail, floods, fires, volcanic eruptions and explosions. The frequency and severity of catastrophes or other events are inherently unpredictable. The Company has experienced, and can be expected in the future to experience, losses from catastrophes that may have a material adverse impact on the financial performance and financial position. For example, a high frequency of severe catastrophes during the year ended 31 December 1999 had a material adverse effect on QBE's gross results for that year. The extent of losses from a catastrophe are a function of two factors, being the total amount of insured exposure in the area affected by the event and the severity of the event. Many catastrophes are limited to small geographic areas. However, cyclones, hurricanes and earthquakes have the potential to produce significant damage over large areas. In addition, catastrophes can occur in heavily populated areas, which leads to increased losses.

Prior to the terrorist attacks, QBE's largest catastrophe loss from its reinsurance operations, incurred in 1999, was $70 million gross against reinsurance protections at the time for losses up to $340 million. The largest catastrophe loss from its general insurance operations, also incurred in 1999, was $88 million gross against reinsurance protections at the time for losses up to $460 million.

While QBE has historically managed its exposure to catastrophes through, among other things, careful management of its aggregate exposures using disaster scenarios from business written in various zones throughout the world and the purchase of catastrophe reinsurance, retrocessional coverage and whole account reinsurance, there can be no certainty that such coverage will be sufficient for a catastrophe beyond QBE's disaster scenarios.

Outstanding claims provisions

QBE establishes and maintains provisions for unpaid claims and related expenses to cover its ultimate liability with respect to reported and incurred but not reported claims for losses, including claims expenses, reinsurance and other recoveries, future interest and the impact of inflation on claims and reinsurance purchased since the inception of its various controlled entities around the world. The methodology QBE employs takes into account, amongst other factors, QBE's and the industry's experience with similar business, historical trends in reserving patterns and loss payments and pending levels of unpaid claims and awards. The majority of outstanding claims provisions are determined after extensive consultation with actuaries. Estimates are reviewed regularly and adjustments of management's view of the probable ultimate liability based on claims and other developments and new data are reflected in operating results for the period in which the adjustments are made. Outstanding claims provisions include substantial prudential margins above the actuarial central estimates to cover uncertainties such as latency claims, changes in interest rates and superimposed inflation. The directors' policy has been to maintain a level of prudential margins to provide a probability in excess of 85% that QBEs outstanding claims provisions will be adequate to settle claims as they become payable in the future. However, there can be no assurance that the

ultimate losses, including the current best estimate of the loss from the terrorist attacks, will not materially exceed the provisions established, and hence have a material adverse effect on the Group's financial performance and financial position.

Ability to reinsure risks and reinsurance security

General insurance and reinsurance companies usually limit their risks from particular lines of business or from specified perils by purchasing reinsurance protections. QBE enters into a significant number of reinsurance contracts to limit its exposure. QBE has stringent controls with respect to the reinsurers with which it does business, but there are risks associated with the determination of the appropriate levels of reinsurance protection, the cost of such reinsurance and the financial security of reinsurers. In addition, there can be no assurance of the future availability of coverage at adequate rates and levels, particularly in view of the significant impact of the terrorist attacks of 11 September 2001 on the insurance industry. Should adequate reinsurance capacity at acceptable rates become unavailable, QBE would reduce its exposures to within available reinsurance capacity or acceptable level of risk retained. However, there could be some policies still exposed until this reduction could be completed.

Ceding risk to reinsurers does not relieve QBE of its primary liability to insureds, which exposes the Group to credit risk with respect to its reinsurers. Although there are stringent processes in place to ensure reinsurance protections are with quality reinsurers that are financially stable, a reinsurer's failure to make payment through insolvency, dispute or otherwise, could have a material adverse effect on QBE's business, financial performance and financial position.

Insurance agents and brokers

QBE primarily distributes its products through insurance agents and brokers. Brokers are not obligated to recommend QBE's insurance products and agents and brokers may sell competitors' insurance products. As a result, QBE's business depends to a significant extent on its relationships with agents and brokers, the marketing efforts of these agents and brokers and QBE's ability to offer insurance products and services that meet the requirements of the clients and customers of these agents and brokers. Even though QBE is not reliant on any individual distribution outlet, the failure, inability or unwillingness of insurance agents and brokers to successfully market QBE's insurance products could have a material adverse effect on its business, financial performance and financial position.

Unexpired risk

Unearned premium is the premium QBE has received or expects to receive relating to the unexpired period of risk for the insurance and reinsurance contracts it has already underwritten or reinsurance protection purchased. The unearned premium is a provision held in the balance sheet against future events. This is distinguished from outstanding claims provisions, which relate to provisions for claims arising out of events that have already occurred, even though some of these events may not have been reported to QBE.

Despite significant premium rate increases achieved by the Group across most classes of business for 2001, there is a risk that the provision for unearned premium will not be sufficient to meet future claims liabilities, including residual exposure to further terrorist attacks or other catastrophic events or failure of reinsurers.

Banking relationships

QBE has loans, letter of credit arrangements and other debt facilities from various banks. The bank loans are senior debt with principal outstanding as at 30 June 2001 of $393 million. The major letter of credit arrangements supply most of QBE's funds at Lloyd's for its Lloyd's division. Total letters of credit on issue at 30 June 2001 were $703 million. The loans, letter of credit arrangements and other debt facilities from banks are subject to review from time to time. In the context of those reviews, some of which will occur before 31 December 2001, the Group may reduce the amount of debt exposure that it has or may seek other sources of debt finance, or the debt financiers may not renew their facilities or not offer renewal on terms acceptable to QBE.

Ratings

Following the terrorist attacks on 11 September 2001, internationally recognised rating agencies downgraded QBE Group's rating from A+ to A credit watch negative, two of its European subsidiaries from A to A- and maintained A (Excellent) for its North American subsidiaries. In addition, the ratings of many other insurance and reinsurance companies, including Lloyd's, has been downgraded following the terrorist attacks and a number of others have been placed on credit watch negative.

Following the announcement of QBE's Capital Raising on 16 October 2001, the QBE Group's rating has been revised to A credit watch developing by an internationally recognised rating agency and that agency has announced that, should the equity issue be successfully placed and providing that there are no further unanticipated material losses eventuating from the World Trade Center disaster, the rating would be upgraded to A+.

Although many other companies in the industry have also had their ratings downgraded, there is a risk that the Company's rating downgrade could materially increase the number of policy cancellations and non-renewals, adversely affect relationships with the Company's bankers and the distributors of the Group's products and services and negatively impact the level of the Group's gross written premium and profitability in the future.

Economic conditions

The financial performance of QBE is affected by changes in global economic conditions. These changes may impact investment returns and claims made by policyholders and the ability of policyholders and intermediaries to pay insurance premiums. Premium and claim trends in general insurance and reinsurance markets are cyclical in nature. Furthermore, cycles can have different timing and application in different geographic and product markets. The impact of these cycles on QBE will depend upon the extent of its exposure to the relevant markets.

Investment markets

Investments are held to support the liabilities assumed by taking insurance risk and the Group's shareholders' funds. The Group's investment policy and established risk management practices are intended to limit the level of exposure to any one investment or counterparty and the exposure to equities. However, as part of QBE's profit is generated from returns on its investment portfolios, changes in interest rates, returns from equity, fixed interest and property markets and other economic variables can substantially affect profitability.

Exchange rates

QBE's financial results are affected by changes in exchange rates. While the consolidated financial statements are maintained in Australian dollars, a significant portion of revenue is derived from countries outside Australia, including the UK, the US and countries in the Asia-Pacific region. Although the Group's policy is to carefully manage its exposure to foreign currency movements, QBE is exposed to exchange rate risk in its financial reporting, insofar as unhedged exchange rate movements affecting non-Australian currencies affect its reported profit or foreign currency translation reserve.

Regulation and government policy

In all geographic markets in which QBE operates, it is subject to substantial government regulation and supervision. Changing regulation can place significant costs on the suppliers of insurance and other financial services, as well as vary the level of capital that is required to support insurance and related businesses. Changes in regulation can, therefore, significantly affect financial performance and capital requirements.

In addition, changes to government policy may impact on the financial performance of QBE, for example, by changes to the taxation treatment of financial products and services and the regulatory solvency standards. They may affect QBE's existing business by, for example, requiring QBE to pay increased tax or incur other costs.

Regulations are subject to change and, therefore, future regulatory requirements may differ from those currently applying. Potential regulatory changes may have either a positive or negative effect on QBE's financial performance and financial position.

If QBE does not meet regulatory requirements, it may suffer penalties, such as fines or obligations to pay compensation.

Litigation and changes in court awards

All insurance companies are exposed to litigation. QBE is currently involved in a number of legal proceedings in relation to policies it has underwritten. QBE's assessment of the likely outcome of those proceedings has been taken into account in the assessment of outstanding claims provisions. However, there can be no assurance that the outcome of such proceedings will not have a material adverse effect on QBE's results.

There can also be no assurance that courts will not expand the basis upon which an insurance company may suffer liability in connection with policies written or that the basis for calculation of damages will not change. Both of these possibilities may have a material adverse effect on QBE's results.

Disputes may arise on the claims made from the terrorist attacks on 11 September 2001 over interpretation of the nature and extent of the cover provided under insurance and reinsurance policies. If unresolved, such disputes will need to be determined by the courts. The resolution of these disputes could take many years and could have a positive or negative effect on the current best estimate of the impact of the loss.

Computer systems

The Group relies on computer systems in its daily operations, as well as in calculating and monitoring underwriting risks, and incurs considerable expense on systems development and maintenance. The Group is exposed to a number of systems risks, including:

- complete or partial failure of the computer systems;
- lost or impaired functionality of the computer systems; and
- temporary and/or intermittent failure of the computer systems.

To mitigate these risks, the Group has disaster recovery plans in place. However, there is still a possibility that the above events could cause a loss of customers, damage to QBE's reputation and significant remediation costs, resulting in an adverse effect on its business, financial performance and financial position.

4.2 General risk factors

An investment in New Shares involves general risks associated with any investment in shares traded on the ASX, as well as risks which apply to QBE specifically and risks of investing in the businesses which QBE operates.

The financial performance of QBE's businesses will continue to be subject to a variety of factors, including:

- competitive premium rate conditions in the markets in which the QBE group operates;
- developments in insurance claims against QBE;
- changes in legislation or court awards affecting particular classes of insurance;
- the extent of natural or other disasters;
- the continuity of senior management; and
- general operational risks such as employee fraud.

These factors, including factors affecting the stock market generally, will affect the trading price of the New Shares as well as QBE's existing shares.

Any future issue of securities by the Company may also affect the value of the Company's shares on the ASX.

5. Additional Information

5.1 Inspection of documents lodged with ASIC

The Company is a *disclosing entity* for the purposes of the Corporations Act 2001 and as such is subject to regular reporting and disclosure obligations.

Copies of documents lodged with ASIC in relation to the Company, not being a document referred to in Section 1274(2)(a) of the Corporations Act 2001, may be obtained from, or inspected at, an office of ASIC or the registered office of the Company.

5.2 Copies of documents available free of charge from the Company

At any time up to the latest time for lodgement of an Application Form any person may apply for, and the Company will provide, a copy of the following documents free of charge:

(a) the annual financial report of the Company for the six months ended 31 December 2000, being the most recently lodged annual financial report of the Company before the date of this Prospectus – it is noted that the Company changed its financial year end from 30 June to 31 December resulting in a six month financial year for the period to 31 December 2000;

(b) the half-year financial report of the Company for the period to 30 June 2001 being the most recently lodged half-year financial report of the Company before the date of this Prospectus;

(c) any continuous disclosure notice given by the Company to the ASX after the lodgement of the annual financial report of the Company for the six months ended 31 December 2000 with ASIC and before lodgement of a copy of this Prospectus with ASIC.

5.3 Placement and Underwriting Agreement

This Section 5.3 contains a summary of the fee and termination provisions of the Placement and Underwriting Agreement.

The Joint Lead Managers will receive a fee of up to 2% of the first $500 million to be raised by the issue of New Shares under the Institutional Offer, and a fee of up to 1% of the amount in excess of $500 million to be raised by the issue of New Shares under the Institutional Offer. The amount that may be paid to the Joint Lead Managers in connection with the Institutional Offer is up to *$10.5 million*.

The Joint Lead Managers will receive a fee of up to 1.8% of the amount to be raised by the issue of New Shares under the Offer made under this Prospectus. The amount that may be paid to the Joint Lead Managers in connection with the Offer under this Prospectus is up to $2.2 million.

Any capitalised terms used in the bullet points set out in the remainder of this Section 5.3 are defined in the Placement and Underwriting Agreement and any cross references in those bullet points are references to clauses of the Placement and Underwriting Agreement.

The obligations of a Joint Lead Manager (JLM) in connection with the settlement of the Institutional Offer and the underwriting of the Offer under this Prospectus may be terminated by notice to the Company before the date on which the Joint Lead Managers (JLMs) are obliged to perform their obligations, on the occurrence of any of the following events as set out in clause 13.1(a) of the *Placement and Underwriting Agreement:*

- **(lodgement of Prospectus)** the Company fails to lodge the Prospectus on or before the Lodgement Date specified in the Timetable (or such later date as may be agreed in writing with the JLMs), except where the sole reason for failing to lodge is an act or omission of the JLMs;
- **(Prospectus)** after the date the Prospectus is lodged, and based on information not actually known to its representative on the Due Diligence Committee at the Lodgement Date, that JLM reasonably forms the opinion that there is a material omission from the Prospectus or any Supplementary Prospectus of material required by the Corporations Act to be included, or a material statement in any of the Issue Documents is or has become misleading or deceptive;

- **(material adverse change)** after the date of this Agreement, there has been a change, or development or event involving a prospective change, in the condition, financial or otherwise, or in the assets, earnings, business, operations, management or prospects of the Company or any of its Subsidiaries since the date of this agreement (or from the position as reflected in the Prospectus) which, in the judgment of that JLM made in good faith and after consultation with the Company, is material and adverse;
- **(ASIC order):**

(A) ASIC applies for an order under section 1324B or 1325 of the Corporations Act in relation to the Prospectus and the application is not dismissed or withdrawn within 7 days; or

(B) an order or interim order is made by ASIC under section 739 of the Corporations Act concerning the Prospectus or ASIC gives notice of intention to hold a hearing in relation to the Prospectus under section 739 of the Corporations Act;

- **(consent)** any person other than a JLM gives a notice under section 730 of the Corporations Act or withdraws their consent to being named in the Prospectus or any Supplementary Prospectus under section 733 of the Corporations Act;
- **(withdrawal of Prospectus)** the Company withdraws the Prospectus or the invitations to apply for Shares under the Prospectus;
- **(ASX approval)** Official Quotation of the Placement Shares or the Retail Offer Shares is refused or not granted by the ASX on or before the Placement Settlement Date (in the case of the Placement Shares) or the Shortfall Notification Date (in the case of the Retail Offer Shares) or is withdrawn;
- **(suspension from quotation)** the ASX suspends the Shares from quotation by the ASX, or announces that such a suspension is to occur for more than 1 Business Day;
- **(certificates)** any of the certificates mentioned in clause 12 is not furnished by the Company in accordance with clause 12, or a statement in any such certificate is untrue or incorrect in a material respect;
- **(material adverse change in financial markets etc)** there occurs after the date of this Agreement any change in Australian, United States, United Kingdom, Japanese or international financial, political or economic conditions or financial markets or currency exchange rates or exchange controls as is, in the judgment of that JLM made in good faith and after consultation with the Company, material and adverse;
- **(market fall)** the S&P ASX 200 Index at any time falls to a level that is at or below 90% of its level as at the close of trading on the day prior to the date of this Agreement;

In addition, if an event listed below occurs (as set out in clause 13.1(b) of the Placement and Underwriting Agreement), a Joint Lead Manager may terminate its obligations under the Placement and Underwriting Agreement by notice to the Company before the date on which the Joint Lead Managers are obliged to perform their obligations if, in the reasonable opinion of that Joint Lead Manager reached in good faith, the event:

(a) has had or is likely to have a material adverse effect on the willingness of persons to apply for ordinary shares under the Capital Raising; or

(b) has given or is likely to give rise to:

(i) a contravention by the Joint Lead Manager of, or the Joint Lead Manager being involved in a contravention of, the Corporations Act or any other applicable law; or

(ii) a material liability for the Joint Lead Manager.

The events are:

- **(breach)** the Company is in default under this Agreement or any representation or warranty in this Agreement is or becomes incorrect;

- **(change in law)** there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of Australia or any State of Australia a new law, or the Commonwealth Government, a State Government, the Reserve Bank of Australia, or any Commonwealth or State Minister or authority, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of this Agreement), which will or in the reasonable opinion of that JLM is likely to prohibit or regulate, in any material respect, capital issues or stock markets, or involves a material change in fiscal, taxation or exchange control policy;
- **(Supplementary Prospectus)** a new circumstance has arisen since the Prospectus or any Supplementary Prospectus was lodged that would in the reasonable opinion of that JLM have been required by the Corporations Act to be included in the relevant document if it had arisen before the relevant document was lodged;
- **(Timetable)** an event specified in the Timetable is delayed for more than three Business Days other than as the sole result of actions taken by the JLM (unless those actions were agreed to by the Company);
- **(compliance)** there is a contravention by the Company or any of its material Subsidiaries of any provision of its Constitution, the Corporations Act, the Listing Rules, any requirement of ASIC or the ASX or any other applicable law or agreement entered into by it; or
- **(Shares)** except in connection with the placement of the Placement Shares for a period not exceeding two Business Days, trading in Shares on the ASX is halted for more than one Business Day, or Shares quoted on the ASX cease to be so quoted;
- **(Director offence)** a Director is charged with an indictable offence relating to any financial or corporate matter or any regulatory body commences any public action against the Company, any of its Subsidiaries or any of the Directors in his or her capacity as director of the Company or any of its Subsidiaries or announces that it intends to take any such action;
- **(Director disqualification)** any Director is disqualified from managing a corporation under section 206B, 206C, 206D, 206E, 206F or 206G of the Corporations Act; or
- **(hostilities)** there occurs after the date of this agreement anywhere in the world any outbreak or material escalation of hostilities or acts of terrorism involving any of Australia, the United States, the United Kingdom or Japan (whether war has been declared or not), any declaration of war by any of those nations.

5.4 CHESS

The New Shares will participate from the date of allotment in CHESS, which is operated by a subsidiary of Australian Stock Exchange Limited (ACN 008 624 691). They may be held in uncertificated form (i.e., no certificate will be issued) on the CHESS subregister under sponsorship of a broker or on the issuer-sponsored subregister.

If you wish to hold your Shares on the CHESS subregister under sponsorship of a broker, you should provide your HIN (Holder Identification Number) in the space provided in the Application Form. If you do not provide your HIN, your New Shares will be held on the issuer-sponsored subregister.

Arrangements can be made at any subsequent time to convert your holding from the issuer-sponsored subregister to the CHESS subregister under sponsorship of a broker or vice versa by contacting the Company's Share Registrar and/or your broker.

5.5 Summary of rights and liabilities attaching to New Shares

Following allotment, the New Shares will rank pari passu with existing ordinary shares in the Company. The rights and liabilities attaching to the New Shares arise from a combination of the Company's constitution ***(Constitution)***, statute and general law. The Constitution of QBE can be inspected at the Company's registered office during normal business hours.

The following is a summary of the more important rights and liabilities that attach to the Company's shares and which will attach to the New Shares. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of QBE's shareholders.

(a) Meetings of Members

Each shareholder is entitled to receive notice of, attend and vote at meetings of the Company and to receive all notices, accounts and other documents required to be sent to shareholders under the Constitution, the Corporations Act 2001 and the Listing Rules.

(b) Voting rights

At a general meeting every shareholder present in person or by proxy, attorney or representative has one vote on a show of hands and every shareholder present in person or by proxy, attorney or representative has one vote for every share held on a poll.

(c) Dividend rights

The New Shares will rank equally with the existing ordinary shares in the Company in all subsequent ordinary dividends. Dividends are determined by the Board of Directors of the Company, at their discretion, and subject to any special rights, dividends shall be payable on all shares in proportion to the amount of capital for the time being paid up, or credited as paid up, in respect of such shares.

(d) Rights on winding up

If the Company is wound up and the assets available for distribution among the members are insufficient to repay the whole of the paid up capital, such assets shall be distributed so that as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up or which ought to have been paid up at the commencement of the winding up on the shares held by them respectively. If in a winding up, the assets available for distribution among the members are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the members in proportion to the capital at the commencement of the winding up paid up or which ought to have been paid up on the shares held by them, but this shall not add to or detract from the rights of the holders of shares issued upon special terms and conditions.

If the Company is wound up whether voluntarily or otherwise the liquidator may with the sanction of a special resolution divide among the contributories in specie or in kind any part of the assets of the Company and may with the like sanction vest any part of the assets of the Company in trustees upon such trusts for the benefit of the contributories or any of them as the liquidator with the like sanction thinks fit.

(e) Transfer of shares in the Company

Generally, shares in the Company are freely transferable. The Directors must decline to register a transfer of shares where the Listing Rules require the Company to do so, subject to the Corporations Act 2001.

(f) Modification of rights

Subject to the Corporations Act 2001, whenever the capital of the Company is divided into different classes of shares, all or any of the rights and privileges attached to any class may be varied or abrogated and may be effected by special resolution if the proposed variation or abrogation is approved by resolution of the holders of at least three-fourths of the issued shares of the class affected at a special meeting of the holders of shares of that class convened for that purpose or (if a quorum not be present then such special meeting or if such resolution not be passed by the necessary majority) by consent in writing signed by the holders of at least three-fourths of the issued shares of that class within two months from the date of such special meeting.

A special resolution is a resolution of which notice as set out in paragraph 249L(c) of the Corporations Act 2001 has been given and that has been passed by at least 75 per cent of the votes cast by members entitled to vote on the resolution.

5.6 ASX waivers

The Australian Stock Exchange Limited has granted waivers of Listing Rules 7.1 and 10.11 to QBE to the extent necessary to:

(a) permit QBE to make the Priority Entitlement Offer and the Institutional Priority Entitlement Offer in the manner described in this Prospectus without the requirement to obtain ordinary shareholder approval; and

(b) permit related parties of QBE to participate in the Priority Entitlement Offer up to the extent of their Priority Entitlement on the same terms as other Shareholders in the Company without a requirement to obtain ordinary shareholder approval.

These waivers are subject to conditions. The effect of these conditions is to permit QBE to offer New Shares pro-rata to institutional investors who, to QBE's knowledge, hold (directly or through nominees) at least 240,000 ordinary shares in the Company ***(institutional holders)*** on or before the Record Date, and to allocate some or all of the New Shares not taken up by those institutional holders to other institutional holders or other institutional investors on or before the Record Date (this process is referred to as the ***Institutional Priority Entitlement Offer***), as long as:

- institutional holders who sell down their ordinary shareholdings before the Record Date have their pro rata allocations reduced accordingly; and
- New Shares are offered under the Institutional Priority Entitlement Offer and the Priority Entitlement Offer at the same price and on the same pro-rata basis.

On or prior to the Record Date, and concurrently with the Placement, QBE made the Institutional Priority Entitlement Offer described above. The New Shares to be issued under the Institutional Offer are expected to be issued on 23 October 2001.

This Prospectus does not constitute an offer or invitation to:

- any institutional holder which received an Institutional Priority Entitlement Offer (whether or not it accepted that offer); or
- a nominee for such an institutional holder, in respect of ordinary shares in the Company held for such institutional holder,

(in either case an ***Institutional Shareholder***). However, where New Shares were allocated to a retail broker in the Institutional Offer, on the basis that it would procure subscribers for them from among its Australian resident private clients, those private clients may subscribe for those New Shares pursuant to this Prospectus (using the Public Application Form), but only to the extent (in aggregate) of the allocation to the relevant retail broker in the Institutional Offer.

5.7 Taxation

Shareholders should be aware that there may be taxation implications of subscribing for and being issued with shares in the Company. Shareholders should consult their own professional tax advisor to obtain advice in relation to the taxation laws and regulations applicable to their own circumstances.

5.8 Directors' interests

The Directors of QBE have relevant interests in the following securities of the Company:

	Shares *	Options *	Warrants *
LF Bleasel AM	22,720		
EJ Cloney	757,783		
CP Curran AO	360,882		
The Hon NF Greiner AC	38,369		10,000
BJ Hutchinson	16,100		
CLA Irby			
FM O'Halloran	779,000	450,000	
MJ Phillips AM	47,854		

* As at 19 October 2001

Under the terms of the waiver of ASX Listing Rule 10.11 described in Section 5.6, the directors of QBE are permitted to participate in the Priority Entitlement Offer up to the extent of their Priority Entitlement on the same terms as other Shareholders in the Company without a requirement to obtain ordinary shareholder approval.

Other than as set out in this Prospectus:

(a) no Director of QBE, or proposed Director of QBE; or

(b) no entity in which a Director of QBE, or proposed Director of QBE, is a partner or director;

holds at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

(a) the formation or promotion of QBE;

(b) the Offer;

(c) any property acquired or proposed to be acquired by QBE in connection with its formation or promotion or with the Offer.

No one has paid or agreed to pay any amount, and no one has given or agreed to give any benefit, to any Director or proposed Director:

(a) to induce a person to become, or qualify them as, a Director; and

(b) for services provided by a Director or proposed Director in connection with the formation or promotion of QBE or with the Offer.

5.9 Advisors' interests

Allens Arthur Robinson is entitled to be paid approximately $230,000 in fees and charges for legal services rendered to the Company up to the date of this Prospectus in connection with the Offer.

Except as set out in this Prospectus:

(a) no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; or

(b) the Joint Lead Managers;

holds at the date of this Prospectus, or has held in the two years before that date, an interest in:

(c) the formation or promotion of QBE;

(d) the Offer; or

(e) any property acquired or proposed to be acquired by QBE in connection with its formation or promotion or with the Offer,

nor has anyone paid or agreed to pay or given or agreed to give any benefit to such persons in connection with the formation or promotion of QBE or with the Offer.

5.10 Consents to be named and responsibility

Macquarie Bank has given and has not withdrawn its consent to be named in this Prospectus as a Joint Lead Manager. Macquarie Bank does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Macquarie Bank. To the maximum extent permitted by law, Macquarie Bank expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.

Credit Suisse First Boston has given and has not withdrawn its consent to be named in this Prospectus as a Joint Lead Manager. Credit Suisse First Boston does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Credit Suisse First Boston. To the maximum extent permitted by law, Credit Suisse First Boston expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.

Merrill Lynch has given and has not withdrawn its consent to be named in this Prospectus as a Joint Lead Manager. Merrill Lynch does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Merrill Lynch. To the maximum extent permitted by law, Merrill Lynch expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.

Allens Arthur Robinson has given and has not withdrawn its consent to be named in this Prospectus as lawyers to the Issue. Allens Arthur Robinson does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Allens Arthur Robinson. To the maximum extent permitted by law, Allens Arthur Robinson expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.

ASX Perpetual Registrars Limited (ACN 005 405 825) has given and has not withdrawn its consent to be named in this Prospectus as the share registrar for the Company. ASX Perpetual Registrars Limited does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by ASX Perpetual Registrars Limited. To the maximum extent permitted by law, ASX Perpetual Registrars Limited expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.

5.11 Expenses of the Capital Raising

The expenses of the Capital Raising, including fees payable to the Joint Lead Managers, are expected to be approximately $13 million. The expenses of the Capital Raising will be borne by the Company.

5.12 Application monies and interest

Monies received from an applicant on account of New Shares offered under this Prospectus will, until those New Shares are issued or the monies are refunded to applicants, be held by the Company in a bank account established and kept by the Company for the purpose of depositing application monies. This bank account will be established and kept by QBE on trust for applicants.

If, after the New Shares are issued, the Company remains liable to repay those monies under Section 723 of the Corporations Act 2001, the Company will keep all application monies in a separate bank account.

To the fullest extent permitted by law, each applicant agrees that such application monies shall not bear interest as against the Company and that any interest earned in respect of application monies paid into that account or kept in the separate account shall belong to the Company, irrespective of whether or not all or any of the New Shares applied for by that applicant are issued to that applicant.

6. Glossary

Application means receipt by the Share Registrar of a completed Application Form.

Application Form means a Priority Entitlement Form or a Public Application Form.

APRA means the Australian Prudential Regulation Authority.

ASIC means the Australian Securities and Investments Commission.

ASX *means* the stock exchange conducted by Australian Stock Exchange Limited (ACN 008 624 691).

Capital Raising means the Offer and the Institutional Offer.

CHESS means Clearing House Electronic Subregister System.

Closing Date means the last time for lodging an Application for New Shares, being 5:00 pm on 14 November 2001 (subject to QBE's discretion to vary this date or accept late Applications after consultation with the Joint Lead Managers).

Company or **QBE** or **Group** or **QBE Group** means QBE Insurance Group Limited (ABN 28 008 485 014) and, when appropriate, its subsidiaries.

Credit Suisse First Boston means Credit Suisse First Boston Australia Limited (ABN 94 007 016 300).

Directors means the directors of the Company.

Foreign Shareholder means any person to whom this Prospectus is not an offer or invitation in accordance with Section 1.3.

Institutional Offer means the Institutional Priority Entitlement Offer and the Placement as described in Section 1.2 of this Prospectus.

Institutional Priority Entitlement Offer has the meaning given in Section 5.6 of this Prospectus.

Institutional Shareholder has the meaning given in Section 5.6 of this Prospectus.

Issue Price means $5.50 per New Share.

Joint Lead Managers means Credit Suisse First Boston, Macquarie Bank and Merrill Lynch.

Listing Rules means the listing rules of Australian Stock Exchange Limited (ACN 008 624 691).

Macquarie Bank means Macquarie Bank Limited (ACN 008 583 542).

Merrill Lynch means Merrill Lynch International (Australia) Limited (ABN 31 002 892 846).

New Shares means the fully paid ordinary shares in the Company to be issued:

(a) pursuant to Applications received under this Prospectus; or

(b) pursuant to the Institutional Offer.

Offer means the *offer of New Shares pursuant* to this Prospectus, comprising the Priority Entitlement Offer, the offer to accept subscriptions from Qualifying Shareholders in respect of approximately 5 million additional New Shares and the offer to members of the public in respect of any of the New Shares the subject of the foregoing offers which are not allocated to Qualifying Shareholders (and any New Shares referred to in the final paragraph of Section 5.6).

Placement means an institutional placement of approximately 23 million New Shares at $5.50 per New Share referred to in the second dot point in Section 1.2 of this Prospectus.

Placement and Underwriting Agreement means the document entitled Placement and Underwriting Agreement between QBE and the Joint Lead Managers dated on or about the date of this Prospectus.

Priority Entitlement means the priority entitlement of a Qualifying Shareholder to one New Share for every five fully paid ordinary shares in QBE held at the Record Date by that Qualifying Shareholder.

Priority Entitlement Form means a personalised priority entitlement and acceptance form accompanying this Prospectus.

Priority Entitlement Offer means the priority entitlement offer of approximately 17 million New Shares made to Qualifying Shareholders on a one for five basis under this Prospectus.

Prospectus means this prospectus.

Public Application Form means the application form on pages 27 and 28 of this Prospectus.

QIB means a "qualified institutional buyer" as defined in the US 1933 Act.

Qualifying Shareholder means a person who was a Shareholder as at the Record Date and who is not an Institutional Shareholder or a Foreign Shareholder.

Record Date means 5:00 pm on 18 October 2001.

Shareholders or **Members** means the registered holders of fully paid ordinary shares in the Company as at the Record Date.

Share Registrar means ASX Perpetual Registrars Limited (ACN 005 405 825).

US person means a person who is a "US person" as defined in Regulation S under the US 1933 Act.

US 1933 Act means the United States Securities Act 1933 (as amended).

Statement by Directors

Statement by Directors

The issue of this Prospectus has been authorised by the Directors.

EJ Cloney
Director

FM O'Halloran
Director

19 October 2001

Pin cheque here
(do not staple)

ABN 28 008 485 014

QBE Public Application Form

Broker Code Advisor Code

Number of New Shares applied for | Offer price per New Share | I/We lodge full application money

A , at A$ 5.50 B A$, , .

COMPLETE FULL NAME DETAILS

Given names or company name Surname

C

Joint Applicant #2

Joint Applicant #3 (or designated account e.g. <Super Fund A/C>)

COMPLETE ADDRESS DETAILS

D

Suburb/City or Town State Postcode

TFN (or exemption code) first applicant Joint Applicant #2 Joint Applicant #3

E

CHESS HIN (if applicable)

F X

Home Telephone Number Work Telephone Number Contact Name (PRINT)

G ( ) ( )

CHEQUE DETAILS

Drawer BSB

H - A$, , .

I **SIGNATURE(S) OF APPLICANT(S) - MUST BE COMPLETED**

I/We have read and understood the Prospectus dated 19 October 2001 ("Prospectus") to which this form relates and agree to be bound by the terms and conditions of the Prospectus and acknowledge that an investment made under the Prospectus constitutes an application for New Shares in accordance with the Prospectus.

Applicant 1 (Individual) Joint Applicant 2 (Individual) Joint Applicant 3 (Individual)

Director Director/Company Secretary (Delete one) Sole Director and Sole Secretary

Date / /

OFFER CLOSES 5.00pm (Sydney time) 14 November 2001

THIS DOCUMENT RELATES TO THE QBE INSURANCE GROUP LIMITED PROSPECTUS DATED 19 OCTOBER 2001 AND SHOULD BE READ IN CONJUNCTION WITH THAT DOCUMENT

Terms and conditions

The applicant agrees to be bound by the provisions (as amended and as may be amended from time to time in the future) of the Constitution of QBE Insurance Group Limited.

The applicant represents and warrants that:

- in respect of any applicant with a New Zealand address, it is a Qualifying Shareholder (as defined in the Prospectus);
- it is not in the United States and is not a US person (and is not acting for the account or benefit of a US person except, if applicable, to the limited extent permitted in Section 1.13 of the Prospectus); and
- it will not offer or sell the New Shares into the United States on to, or for the account or benefit of, any US person, except in a transaction registered under the US 1933 Act (as defined in the Prospectus) and it acknowledges that QBE Insurance Group Limited is under no obligation to procure such registration or in a transaction exempt from the registration requirements of the US 1933 Act (as defined in the Prospectus).

How to complete the Public Application Form

Please complete all relevant sections of the Public Application Form USING BLOCK LETTERS. These instructions are cross referenced to each section of the form.

A Insert the number of New Shares you wish to apply for. No applicant is assured of receiving any New Shares for which they have applied.

B Please enter the total amount of the cheque or bank draft required to pay for the New Shares for which you have applied at the issue price of $5.50 per New Share.

C Write the full name you wish to appear on the statement of shareholding. This must be either your own name or the name of a company. Up to three joint applicants may register.

D Please enter your postal address for all correspondence. All communications to you will be mailed to the person(s) and address as shown. For joint applicants only one address can be entered.

E Enter your Tax File Number (TFN) or exemption category. Where applicable, please enter the TFN for each joint applicant. Collection of TFN(s) is authorised by taxation laws. Quotation of TFN(s) is not compulsory and will not affect your application.

F If you are already a CHESS participant or sponsored by a CHESS participant, write your Holder Identification Number (HIN) here.

G Please enter your contact telephone numbers so we may contact you regarding your application, if necessary.

H Please enter your cheque details in section H. Cheques must be drawn on an Australian bank in Australian currency and made payable to "QBE Insurance Group Limited - Share Offer Account" and crossed "Not Negotiable".

I Signing the Public Application Form

Sign the form as follows

- This form is not validly completed unless signed by the applicant. In the case of joint applicants, all applicants must sign.
- If signed by an attorney or authorised officer, the authority must be provided with this form. A certified copy of a Power of attorney is acceptable.
- A company must execute in accordance with the company's constitution and the Corporations Act 2001. For companies with a sole director and a sole secretary, they must ensure they sign in the designated box.

ASX Perpetual Registrars Limited advise that once you become a shareholder in QBE Insurance Group Limited, Chapter 2C of the *Corporations Act 2001* requires information about you (including your name, address and details of the shares you hold) to be included in QBE Insurance Group Limited's public register. This information must continue to be included in QBE Insurance Group Limited's public register if you cease to be a shareholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector)* Act 2000.

How to lodge your Application Form

The completed form should be forwarded with your payment to reach the Registrar by 5.00pm (Sydney time) on 14 November 2001.

Postal Address
QBE Insurance Group Ltd
C/- ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232
Australia

or

Hand Delivery
QBE Insurance Group Limited
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
Australia

OFFER CLOSES 5.00pm (Sydney time) 14 November 2001

THIS DOCUMENT RELATES TO THE QBE INSURANCE GROUP LIMITED PROSPECTUS DATED 19 OCTOBER 2001 AND SHOULD BE READ IN CONJUNCTION WITH THAT DOCUMENT

Corporate Directory

Board of Directors

LF Bleasel AM
EJ Cloney *(Chairman)*
CP Curran AO
The Hon NF Greiner AC
BJ Hutchinson
CLA Irby
FM O'Halloran *(Managing Director and CEO)*
MJ Phillips AM *(Deputy Chairman)*

Registered Office

QBE Insurance Group Limited
Level 2, 82 Pitt Street
Sydney NSW 2000
Website: www.qbe.com

Joint Lead Managers

Credit Suisse First Boston Australia Limited
Level 31, Gateway Building
Sydney NSW 2000

Macquarie Bank Limited
No 1 Martin Place
Sydney NSW 2000

Merrill Lynch International (Australia) Limited
Level 52, MLC Centre
19-29 Martin Place
Sydney NSW 2000

Lawyers to the Offer

Allens Arthur Robinson
Level 23
The Chifley Tower
2 Chifley Square
Sydney NSW 2000

Share Registrar

ASX Perpetual Registrars Limited

Office Address
Level 8, 580 George Street
Sydney NSW 2000
Tel: +61 (02) 8280 7111

Mailing Address
Locked Bag A14
Sydney South NSW 1232

QBE

Schedule B to
Application dated
February 16, 2007
to the Securities and Exchange Commission

List of Information made or
required to be made public,
distributed to security holders or
filed with filed with the Australian Securities
Exchange Limited (the "ASX")
by QBE Insurance Group Limited
(the "Company")

ASX FILINGS

	Date	Item Description
1.	01/13/06	Appendix 3B – New Issue Announcement
2.	02/06/06	Appendix 3B – New Issue Announcement
3.	02/21/06	Appendix 3B – New Issue Announcement
4.	02/23/06	Appendix 4E – Preliminary Final Report December 30, 2005 and Annual Report 2005
5.	02/23/06	FY05 Investor Presentation Powerpoint Presentation
6.	03/03/06	2005 Final Dividend – Reinvestment Pricing
7.	03/03/06	2005 Final Dividend – DRP Election Form Date
8.	03/07/06	2006 Annual General Meeting (Notice of Meeting/Proxy Form)
9.	03/08/06	CEO presentation to Citigroup conference London
10.	03/10/06	Appendix 3Y – Change of Director's Interest Notice
11.	03/14/06	Appendix 3Y – Change of Director's Interest Notice
12.	03/16/06	Appendix 3B – New Issue Announcement
13.	03/29/06	Appendix 3Y – Change of Director's Interest Notice
14.	04/07/06	2006 AGM (Chairman/CEO addresses + slides)
15.	04/07/06	Complete 2006 AGM (Chairman/CEO addresses + slides) (same as above)
16.	04/07/06	QBE AGM 2006 Proxy Votes
17.	04/07/06	QBE 2006 AGM Presentation (2 amended pages) (not shown)
18.	04/12/06	Appendix 3B – New Issue Announcement
19.	04/13/06	Appendix 3Y – Change of Director's Interest Notice
20.	04/19/06	Amendment to Constitution
21.	04/21/06	Further Conversion of LYONs
22.	04/21/06	New Closing Date for DRP Election
23.	04/21/06	Appendix 3B – New Issue Announcement
24.	04/21/06	Appendix 3Y – Change of Director's Interest Notice
25.	05/05/06	Appendix 3B – New Issue Announcement
26.	05/22/06	Further Conversion of LYONs
27.	06/01/06	Option Exercise
28.	06/02/06	Appendix 3B – New Issue Announcement
29.	06/06/06	New Closing Date for DRP Election - Clarifications
30.	06/02/06	Appendix 3B – New Issue Announcement
31.	06/21/06	Appendix 3B – New Issue Announcement
32.	30/06/06	Appendix 3Y – Change of Director's Interest Notice
33.	07/10/06	Appendix 3B – New Issue Announcement
34.	07/12/06	QBE to issue Perpetual Securities
35.	07/21/06	Appendix 3B – New Issue Announcement
36.	08/16/06	Appendix 4D – Half Year Report to June 30, 2006
37.	08/16/06	2006 Half Year Results Investor Presentation
38.	08/16/06	DEP/DRP Suspension
39.	08/31/06	Appendix 3B – New Issue Announcement
40.	09/14/06	Appendix 3B – New Issue Announcement
41.	09/28/06	Non-executive Director Appointment
42.	10/05/06	Appendix 3X – Initial Director's Interest Notice
43.	10/10/06	Option Exercise

	Date	Item Description
44.	10/17/06	Appendix 3B – New Issue Announcement
45.	10/31/06	Appendix 3B – New Issue Announcement
46.	11/17/06	Appendix 3B – New Issue Announcement
47.	12/13/06	USA Expansion & 2006 Results Update
48.	12/13/06	Appendix 3Y – Change of Director's Interest Notice
49.	12/21/06	Appendix 3B – New Issue Announcement
50.	12/22/06	Further Conversion of LYONs
51.	12/22/06	Appendix 3B – New Issue Announcement
52.	01/05/07	Winterthur US Holdings Inc Acquisition Announced
53.	01/10/07	Appendix 3B – New Issue Announcement
54.	01/11/07	Provisional 2007 Financial Calendar
55.	02/02/07	QBE announces acquisition of Mexican insurer
56.	02/09/07	Recommencement of Dividend Reinvestment Plans
57.	02/09/07	Acquisition of Strategic Stake in Austbrokers
58.	02/12/07	QBE becomes a substantial shareholder of in Austbrokers

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	461,311
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Senior Executive Equity Scheme (SEES) unlisted options $ 7.49 Final exercise date 17 March 2006 $ 8.04 Final exercise date 12 March 2007 $11.08 Final exercise date 02 March 2008 $14.85 Final exercise date 02 March 2011 Senior Executive Equity Scheme (SEES) unlisted conditional rights $0.00 Final exercise date 12 March 2006 $0.00 Final exercise date 02 March 2007 $0.00 Final exercise date 02 March 2008 Employee Share & Option Plan unlisted options $7.27 Final exercise date 31 March 2007 $9.76 Final exercise date 31 December 2005

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5 Issue price or consideration

A$7.27	25,000	A$7.49	13,842
A$8.04	125,285	A$9.76	5,000
A$11.08	112,583	A$14.85	78,990
A$ 0.00	100,611		

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Exercise of employee options.

Issue of Conditional Rights: bonus shares at no cost.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

03.01.06

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
793,971,776 ✓	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **19,541,339** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] (Company secretary) Date: 13 January 2006

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 13 January 2006.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
25,250	Options	01 April 2006
2,264	Options	01 April 2006
317,500	Options	24 May 2006
155,000	Options	31 May 2006
115,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
12,795	Options	17 March 2006
100,000	Options	14 March 2006
2,205,426	Options	12 March 2007
110,884	Options	9 April 2007
157,915	Options	2 March 2007
66,255	Options	12 March 2008
10,000	Options	2 November 2006
71,250	Options	2 March 2024
2,640,256	Options	2 March 2008
209,637	Options	2 March 2008
114,694	Options	1 April 2008
2,494,636	Options	2 March 2011
225,043	Options	2 March 2011
207,182	Options	2 March 2011
116,992	Options	2 March 2009
118,587	Options	7 April 2011
126,175	Options	2 March 2010
100,000	Options	29 December 2009
935,321	Conditional Rights	12 March 2006
47,026	Conditional Rights	9 April 2006
1,157,059	Conditional Rights	2 March 2007
45,651	Conditional Rights	1 April 2007
1,188,180	Conditional Rights	2 March 2008
45,361	Conditional Rights	7 April 2008
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
641,390#	Options	31 July 2006
630,970#	Options	31 July 2006
200,093#	Options	31 July 2006
563,998#	Options	31 July 2006
363,549#	Options	31 July 2006
350,000#	Options	31 July 2006
19,541,339		

*Options issued to a third party subject to a number of performance hurdles.
#Options issued to third parties.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	39,918
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Senior Executive Equity Scheme (SEES) unlisted options $ 7.49 Final exercise date 17 March 2006 Senior Executive Equity Scheme (SEES) unlisted conditional rights $0.00 Final exercise date 12 March 2006 $0.00 Final exercise date 02 March 2007 $0.00 Final exercise date 03 March 2008 Employee Share and Option Plan unlisted options $14.81 Final exercise date 29 December 2009 $11.08 Final exercise date 02 March 2024

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 7.49 4,325 A$11.08 1,250 A$14.81 20,000 A$ 0.00 14,343
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of Conditional Rights: bonus shares at no cost. Issue of bonus shares (notional dividend) at no cost
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31.01.06

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
794,011,694	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **19,365,501** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue.	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: D Ramsay (Company Secretary) Date: 06 February 2006

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 06 February 2006.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
24,750	Options	01 April 2006
2,264	Options	01 April 2006
317,500	Options	24 May 2006
155,000	Options	31 May 2006
115,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
8,470	Options	17 March 2006
100,000	Options	14 March 2006
2,159,927	Options	12 March 2007
110,884	Options	9 April 2007
155,915	Options	2 March 2007
65,055	Options	12 March 2008
10,000	Options	2 November 2006
70,000	Options	2 March 2024
2,612,509	Options	2 March 2008
209,637	Options	2 March 2008
114,694	Options	1 April 2008
2,466,746	Options	2 March 2011
225,043	Options	2 March 2011
207,182	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
124,375	Options	2 March 2010
80,000	Options	29 December 2009
916,023	Conditional Rights	12 March 2006
47,026	Conditional Rights	9 April 2006
1,145,793	Conditional Rights	2 March 2007
45,651	Conditional Rights	1 April 2007
1,176,683	Conditional Rights	2 March 2008
45,361	Conditional Rights	7 April 2008
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
641,390#	Options	31 July 2006
630,970#	Options	31 July 2006
200,093#	Options	31 July 2006
563,998#	Options	31 July 2006
363,549#	Options	31 July 2006
350,000#	Options	31 July 2006
19,365,501		

*Options issued to a third party subject to a number of performance hurdles.
#Options issued to third parties.

Appendix 3B

RECEIVED

2011 FEB 20 P 3:15

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	295,683
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Senior Executive Equity Scheme (SEES) unlisted options $ 7.49 Final exercise date 17 March 2006 $ 8.04 Final exercise date 12 March 2007 $11.08 Final exercise date 02 March 2008 $ 8.04 Final exercise date 02 March 2008 $14.85 Final exercise date 02 March 2011 $ 8.04 Final exercise date 02 March 2011 $11.08 Final exercise date 02 March 2011 Senior Executive Equity Scheme (SEES) unlisted conditional rights $0.00 Final exercise date 12 March 2006 $0.00 Final exercise date 02 March 2007 $0.00 Final exercise date 02 March 2008

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 7.49 3,312 A$ 8.04 141,183 A$11.08 34,390 A$14.85 8,637 A$ 0.00 108,161
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of Conditional Rights: bonus shares at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	08.02.06 09.02.06 17.02.06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	794,307,377	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **19,069,818** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged.

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 21 February 2006

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 21 February 2006.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
24,750	Options	01 April 2006
2,264	Options	01 April 2006
317,500	Options	24 May 2006
155,000	Options	31 May 2006
115,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
5,158	Options	17 March 2006
100,000	Options	14 March 2006
2,115,238	Options	12 March 2007
110,884	Options	9 April 2007
155,915	Options	2 March 2007
65,055	Options	12 March 2008
10,000	Options	2 November 2006
70,000	Options	2 March 2024
2,598,801	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,458,109	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
124,375	Options	2 March 2010
80,000	Options	29 December 2009
878,685	Conditional Rights	12 March 2006
47,026	Conditional Rights	9 April 2006
1,106,441	Conditional Rights	2 March 2007
45,651	Conditional Rights	1 April 2007
1,145,212	Conditional Rights	2 March 2008
45,361	Conditional Rights	7 April 2008
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
641,390#	Options	31 July 2006
630,970#	Options	31 July 2006
200,093#	Options	31 July 2006
563,998#	Options	31 July 2006
363,549#	Options	31 July 2006
350,000#	Options	31 July 2006
19,069,818		

*Options issued to a third party subject to a number of performance hurdles.
#Options issued to third parties.

QBE
Insurance
Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

23 February 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: Report on results and financial statements for the year ended 31 December 2005

The Directors of QBE Insurance Group Limited announce the financial results for the year ended 31 December 2005.

The following documents are attached:

1. Appendix 4E – Preliminary Final Report
2. QBE's 2005 Annual Report including financial statements for the year ended 31 December 2005
3. Market announcement

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE Insurance Group Limited

ABN 28 008 485 014

Appendix 4E - Preliminary final report

31 December 2005

Contents

QBE Insurance Group Limited

Results for announcement to the market

				A$M
Revenue from ordinary activities	Up	19%	to	12,428
Profit from ordinary activities after tax attributable to members	Up	27%	to	1,091
Net profit for the period attributable to members	Up	27%	to	1,091

Dividends	**Amount per security (cents)**	**Franked amount per security (cents)**
Interim dividend	33.0	16.5
Final dividend	38.0	19.0
Record date for determining entitlements to the dividend	10 March 2006	

The final dividend will be paid on 29 March 2006. The last date for receipt of election notices applicable to the final dividend is 7 March 2006 for the Dividend Reinvestment Plan and 22 February 2006 for the Dividend Election Plan.

QBE Insurance Group Limited

Appendix 4E requirements within the annual report

Requirement	**Page reference**	**Note reference**
1. *Details of the reporting period and the previous corresponding period*	All statement and note headings	
3. *Income statement*	60	
Notes to the financial statements:		
- Summary of significant accounting policies	64	1
- Revenue	79	6
- Profit before income tax	79	7
- Income tax	81	8
- Claims incurred	82	9
4. *Balance sheet*	61	
Notes to the financial statements:		
- Cash and cash equivalents	83	10
- Receivables - current	83	11
- Deferred insurance costs	84	12
- Financial assets	84	13
- Investment properties	85	14
- Derivative financial instruments	85	15
- Investments in controlled entities	87	16
- Property, plant and equipment	92	17
- Intangible assets	93	18
- Trade and other payables	94	19
- Outstanding claims	95	20
- Unearned premium	97	21
- Interest bearing liabilities	98	22
- Provisions non-current	99	23
- Deferred income tax	100	24
- Contributed equity	101	25
- Other reserves	103	26
- Retirement benefits	114	29
- Additional funding disclosures	120	35(C)

Requirement	Page reference	Note reference
5. Statements of recognised income and expenses	62	
6. *Statement of cashflows*	63	
Notes to the financial statements:		
- Reconciliation of cash flows from operating activities to net profit after tax attributable to members of the company	125	39
7. Details of dividends and distributions		
Notes to the financial statements:		
- Dividend Reinvestment and Dividend Election Plans	102	25(C)
- Dividends	102	25(D)
- Employee share schemes	104	27
8. Statement of retained earnings and movements	103	26(B)
9. Net tangible assets per security	2	
10. Details of entities over which control has been gained or lost during the period	91	16(F)
- Chief executive officer's report	6-11	
11. Details of associate or joint venture entities	N/A	
12. Significant investor information		
- Annual report December 2005	All	
13. Australian equivalents to International Financial Reporting Standards	16-17 69-70	 2
14. Foreign accounting standards	N/A	
15. Commentary on the results for the period:		
- Earnings per security and the nature of any dilution	122	37
- Returns to shareholders including distributions and buy backs	102	25(c) ,(d)
- Significant features of operating performance	1-13 46-48	
- Results of segments	22-35 122-124	 38
- Trends in performance	2-11 24-35	
- Other factors	14-15 18-21	
16. Statement as to whether accounts have been audited	127	

Requirement	Page reference	Note reference
17. Statement as to whether unaudited accounts are likely to be subject to dispute or qualification	N/A	
18. Statement as to whether audited accounts are subject to dispute or qualification	N/A	

N/A – not applicable

Attachment A

QBE Insurance Group Limited

Annual report for the year ended 31 December 2005

QBE
Insurance Group

MARKET ANNOUNCEMENT

QBE ANNOUNCES RECORD 2005 PROFIT AND INCREASED DIVIDEND

The directors of QBE Insurance Group Limited announced today that net profit after tax for the 2005 financial year increased by 27% to $1,091 million. Profit before tax was up 37% to $1,523 million. Diluted earnings per share increased from 109.1 cents to 130.8 cents.

In recognition of the substantial increase in net profit, the directors have declared an increase in the final dividend from 30 cents to 38 cents per share (50% franked). Total dividends for 2005 were 71 cents compared with 54 cents per share, an increase of 31%. Books close for the final dividend on 10 March 2006. The Dividend Reinvestment and Election Plans continue.

The insurance profit before tax increased by 39% to $1,288 million, or 17.4% of net earned premium compared with 13.7% last year, despite net claims from large catastrophes of $515 million compared with $320 million last year. Gross written premium was up 7% to $9,408 million and net earned premium was up 9% to $7,386 million. Growth in premium income was less than target due to the higher Australian dollar, overall premium rates reducing more than anticipated during the year and increased competition.

QBE's Chief Executive Officer, Mr Frank O'Halloran, said "The substantial increase in net profit after tax and the improvement in insurance margins were significant achievements considering the insurance industry experienced its worst year on record for catastrophe losses." He added "overall premium rates for the Group are expected to increase by around 4% in 2006, with higher premium rates for certain catastrophe exposed classes more than offsetting slight reductions for other business, particularly liability insurance. Subject to unforeseen circumstances, we expect an insurance profit margin of between 16% - 17% for 2006 and net earned premium to grow by around 12.5%. We also expect net profit after tax and diluted earnings per share to increase by more than 10%."

For further information, please telephone +61 2 9375 4400 or email investor.relations@qbe.com.

23 February 2006

QBE

Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

23 February 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: QBE Presentation on the 2005 Results

Further to the Company's release to the market today on its results for the year ended 31 December 2005, please find attached a copy of the slide presentation to be delivered to analysts, brokers, institutional investors and the media.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE INSURANCE GROUP
RESULTS ANNOUNCEMENT 2005

Presented by Frank O'Halloran
CEO QBE Group
23 February 2006

All amounts in Australian dollars unless otherwise stated.

Comparative numbers for the year ended 31 December 2004 have been restated under Australian equivalents to International Financial Reporting Standards (AIFRS).

Highlights

year ended 31 December 2005

- Record net profit after tax up 27% to $1,091 million (2004: $857 million)
- Net profit before tax up 37% to $1,523 million (2004: $1,115 million)
- Insurance profit up 39% to $1,288 million (2004: $928 million) or 17.4% of net earned premium (2004: 13.7%)
- Results achieved despite worst year on record for catastrophe losses for the insurance industry
- Cash flow from operations was again very strong at $1,987 million (2004: $2,110 million) - down on last year due to settlement of catastrophe claims
- Strong return on equity at 23.9% of average shareholders' funds (2004: 24.5%)
- Earnings per share:

Earnings per share	2005	2004
- basic*- up 16%	142.5 ¢	123.1¢
- diluted** - up 20%	130.8 ¢	109.1¢

* *based on shares notified to the Australian Stock Exchange*
** *assumes all hybrid securities are dilutive*

Highlights
year ended 31 December 2005

- Gross written premium up 7% to $9,408 million
- Gross written premium growth up 9% adjusted for foreign exchange movements
- Acquisitions in 2005 added around $700 million of annualised gross written premium
- Net earned premium up 9% to $7,386 million
- Reinsurance costs decreased from 21% to 19% of gross earned premium despite additional costs incurred to reinstate protections
- Combined operating ratio (COR) improved from 91.2% to 89.1%
- All three insurance divisions achieved improved underwriting profits with CORs ranging from 83.3% to 92.9%
- 37 of 41 countries achieved underwriting profits

Highlights
year ended 31 December 2005

- Gross claims ratio increased from 62.2% to 73.5% mainly as a result of higher catastrophe losses during 2005
- Net claims ratio reduced from 61.3% to 59.9% reflecting the benefit of our reinsurance protections
- Net claims are after increasing risk margins in outstanding claims by 17% to $1,243 million
- Gross and net claims from large catastrophes were $2,080 million and $515 million respectively (2004: $835 million and $320 million) - within the allowances in our 2005 business plan
- Probability of adequacy of outstanding claims of 94% (2004: 94%)
- Increase in general provision for doubtful reinsurance recoveries of $76 million following lower ratings for some reinsurers

* Large catastrophe losses are defined as those with a net cost to QBE in excess of $10 million

Insured catastrophe losses

Our conservative approach to risk management has again worked for QBE. 2005 was one of the most expensive in history for catastrophe claims.

Total market insured losses*		US$ billion
1992	includes hurricane Andrew	38
1999	frequency of large storms includes Lothar and Martin winter storms	36
2001	includes September 11 terrorist attacks	37
2004	includes US hurricanes and Asian tsunami	49
2005	includes US hurricanes	**80**

* *source: Sigma-Swiss Re*

Highlights

year ended 31 December 2005

- Risk profile further reduced with the maximum event retention from our largest realistic disaster scenario at 4.0% of net earned premium (2004: 4.3%)
- Commission ratio decreased from 17.5% to 16.9%, reflecting a change in mix of business and benefits of acquiring Australian underwriting agencies in 2004
- Expense ratio decreased from 12.4% to 12.3% as a result of synergies from acquisitions, offset by higher staff incentives for improved profitability, additional general provision for doubtful debts and one-off costs relating to the restructure of our Australian and European operations
- Bad debt write-offs of $11 million (2004: $8 million) continue to be very low

Highlights
year ended 31 December 2005

- Gross investment income up 32% to $843 million (2004: $637 million)
- Gross investment yield before borrowing costs and expenses increased to 5.2% (2004: 4.8%)
- Investment income includes realised and unrealised gains on equities of $129 million (2004: gains of $101 million)
- Net investment income increased 38% to $718 million with a net yield of 5.0% (2004: $519 million and 4.4%)
- Income tax expense increased from 23% of profit before tax to 28% as a result of higher profits in Australia, the US and the UK
- Locked in a substantial portion of our equity gains in August and September through sale of equities and use of derivatives

A$ in 2005

Changes in major currencies - 2005


2005 cumulative average rate:
US$ (- 3.0%)
£ sterling (- 3.7%)
€ euro (- 3.1%)
2005 closing rate:
US$ + 6.7%
£ sterling (- 4.3%)
€ euro (- 6.9%)
• Gross written premium growth reduced by 2% due to impact of fx
• FX management includes $6.8 billion in exchange forwards to match currencies
• Net income statement and FCTR fx loss of $1 million in 2005
% in parentheses indicate extent of stronger A$
0.85
0.8
0.75
0.7
0.65
0.6
0.55
0.5
Jan-03
Mar-03
Jun-03
Dec-03
Mar-04
Jun-04
Dec-04
Mar-05
Sep-05
Dec-05

Shareholder returns
year ended 31 December 2005

- Final dividend 38.0¢ per share, 50% franked (2004: 30.0¢, 50% franked)
  - Ex dividend date 6 March 2006
  - Record date 10 March 2006
  - Payment date 29 March 2006
- Total dividend payout $556 million, up 42% from 2004
- Shares on issue* increased to 794 million (2004 : 745 million) of which 28 million shares were due to conversion of hybrid securities
- Dividend reinvestment plans continue but discount rate of 2.5% suspended as advised in August 2005

* notified to Australian Stock Exchange

Dividend performance
year ended 31 December 2005


Payout $M
640
560
480
400
320
240
160
80
0
Dividend - cents per share
Final
Interim
20.8
24.0
26.5
32.5
31.0
30.0
35.0
42.0
54.0
71.0
1996
1998
2000
2002
2004
2005

Compound annual average growth in dividend payout over 10 years was 13%

Worldwide operations

	HALF YEAR		FULL YEAR	
	Jun 2005	Dec 2005	Dec 2005	Dec 2004
Gross written premium $M	**5,123**	4,285	**9,408**	8,766
Gross earned premium $M	4,331	4,840	**9,171**	8,571
Net earned premium $M	3,506	3,880	**7,386**	6,781
Claims ratio %	61.0	58.9	**59.9**	61.3
Commission ratio %	17.0	16.8	**16.9**	17.5
Expense ratio %	12.3	12.3	**12.3**	12.4
Combined operating ratio %	**90.3**	**88.0**	**89.1**	**91.2**
Underwriting profit $M	339	469	**808**	597
Investment income – policyholders' funds $M	214	266	**480**	331
Insurance profit $M	553	735	**1,288**	928
Insurance profit % to NEP	**16.7**	**18.1**	**17.4**	**13.7**
Investment income - shareholders' funds $M	123	115	**238**	188
Amortisation of intangibles/impairment of goodwill and intangibles	(1)	(2)	**(3)**	(1)
Net profit before tax $M	**675**	**848**	**1,523**	**1,115**

Worldwide operations

year ended 31 December 2005

	GWP	Growth	COR		Net profit after tax	
	2005 $M	*2005 %*	*2005 %*	*2004 %*	*2005 $M*	*2004 $M*
Australia	2,431	16	**83.6**	89.7	**360**	254
Asia Pacific Central Europe	691	3	**82.3**	86.4	**103**	62
QBE Insurance (Europe)	2,558	11	**90.0**	95.6	**314**	183
Lloyd's division	2,236	(3)	**94.5**	91.6	**213**	239
the Americas	1,492	8	**92.9**	93.5	**62**	44
Equator Re	353	27	**89.8**	68.8	**39**	75
Elimination – internal reinsurance	(353)	-	-	-	-	-
Group	**9,408**	**7**	**89.1**	**91.2**	**1,091**	**857**
General insurance	7,291	9	**85.5**	89.4	**981**	719
Inward reinsurance*	2,117	3	**101.9**	97.1	**110**	138
Group	**9,408**	**7**	**89.1**	**91.2**	**1,091**	**857**

* *Inward reinsurance reduced as a proportion of GWP 22.5% compared with 23.4% in 2004. Excluding facultative reinsurance, inward reinsurance business is 16.2% (2004: 18.2%) of GWP*

Transition to AIFRS resulted in a net $[illegible] million reduction in opening shareholders' equity

ACCOUNTING STANDARD	CHANGE	IMPACT
AASB 119: Employee benefits	Deficits and surpluses on defined benefit superannuation plans to be included on the balance sheet	Total equity reduced by $142 million after tax at 31 December 2004
AASB 2: Share-based payment	Employee loans and related shares issued are no longer included on the balance sheet	Share capital reduced by $90 million at 31 December 2004, which will be reinstated when loans are repaid
	Expensing of share options on employee incentive arrangements through the income statement	Total impact on equity was minimal at 31 December 2004. Ongoing annual charge to the income statement
AASB 3: Business combinations AASB 136: Impairment of assets	Reclassification of goodwill and intangibles. Amortisation of goodwill replaced by impairment testing.	Total equity reduced by $49 million after tax at 31 December 2004 for impairment
AASB 1023: General insurance contracts	Claims provision to be discounted at risk free rate	Total equity reduced by $64 million after tax at 31 December 2004
	Significant increases in disclosure	Significant increase in time and cost of compliance
AASB 139: Financial instruments: recognition and measurement	Hedge effectiveness testing	Potential volatility in income statement if a hedge fails the effectiveness test or if a component of a hedge is ineffective
AASB 121: The effects of changes in foreign exchange rates	A Lloyd's corporate vehicle is now treated as a single entity with one functional currency. Non-monetary assets and liabilities, including unearned premium and deferred insurance costs, are carried on the balance sheet at the rates of exchange at the transaction dates	Total equity reduced by $8 million after tax as at 31 December 2004

Geographical diversification

Gross earned premium – year ended 31 December 2005


QBE Insurance (Europe) 26% (25%)
Lloyd's division 25% (26%)
Australia 26% (25%)
the Americas 16% (16%)
Pacific Asia Central Europe 7% (8%)

Note: 2004 comparatives in parentheses

Worldwide portfolio mix

Gross earned premium – year ended 31 December 2005



Professional indemnity 9.1% (9.5%)
Marine and aviation 6.3% (6.6%)
Workers' compensation 8.9% (9.6%)
Property 28.7% (29.9%)
Financial and credit 2.5% (2.4%)
Liability 21.9% (21.8%)
Accident and health 6.2% (6.1%)
Other 2.7% (1.8%)
Motor and motor casualty 13.7% (12.3%)

Short tail 52% (53%); Long tail 48% (47%)

Note: 2004 comparatives in parentheses

Balance sheet

	31 Dec 2005 $M	31 Dec 2004 $M
ASSETS		
Investments and cash	**17,597**	14,975
Receivables	**3,689**	3,224
Recoveries on outstanding claims	**4,213**	3,143
Deferred insurance costs	**1,446**	1,358
Intangibles	**1,382**	1,039
ABC investments pledged for funds at Lloyd's	**1,032**	998
Fixed and other assets	**306**	299
TOTAL ASSETS	**29,665**	25,036
LIABILITIES		
Outstanding claims	**15,083**	12,605
Unearned premium	**4,287**	3,948
Non interest bearing liabilities	**2,130**	1,805
ABC securities for funds at Lloyd's	**1,015**	968
Other creditors and provisions	**1,991**	1,618
TOTAL LIABILITIES	**24,506**	20,944
NET ASSETS	**5,159**	**4,092**
EQUITY		
Equity attributable to shareholders	**5,093**	4,032
Minority interest	**66**	60
TOTAL EQUITY	**5,159**	**4,092**

Net invested funds

	31 Dec 2005		31 Dec 2004	
	$M	**%**	$M	%
Cash	**1,061**	**6.0**	1,121	7.5
Short term money	**8,292**	**47.1**	5,482	36.6
Fixed interest securities and other	**7,537**	**42.9**	6,957	46.5
Equities	**674**	**3.8**	1,383	9.2
Investment properties	**33**	**0.2**	32	0.2
Total investments and cash	**17,597**	**100.0**	14,975	100.0
Borrowings	**(2,130)**		(1,805)	
Net invested funds	**15,467**		**13,170**	

Balance sheet

31 December 2005

- Net invested funds increased 17% to $15.5 billion due to strong operational cash flow and acquisitions
- Over 85% of fixed interest and cash is rated Aa3 or better
- Approximately 99% of investments are highly liquid
- We continue to adopt a conservative approach to our fixed interest portfolios, which average 0.6 years duration at balance date (December 2004: 0.6 years)
- Fixed interest duration currently 0.8 years
- Equity investments may increase to 10% of total investments and cash, subject to market conditions

Currency mix
year ended 31 December 2005

Market value of total investments and cash
2005 $17,597 million (2004: $14,975m)



Sterling
33.8% (34.1%)
Australian dollar
30.2% (28.0%)
Other
12.7% (12.4%)
US dollar
23.3% (25.5%)

Market value of equities
2005 $674 million (2004: $1,383m)



Sterling
37.1% (28.2%)
Australian dollar
53.8% (36.7%)
Other
6.9% (12.3%)
US dollar
2.2% (22.8%)

Balance sheet
31 December 2005

- Receivables over 90 days decreased with conservative provision held for doubtful premium debtors
- Reinsurance recoveries on outstanding claims increased from $3.1 billion to $4.2 billion due to significant recoveries from current year catastrophe claims - includes claims incurred but not reported of $1.6 billion (2004: $1.4 billion)
- Provision for doubtful debts increased to $291 million (2004: $200 million) - increase of $91 million represents general provision, primarily covering exposure to reinsurers
- Intangibles increased $343 million to $1,382 million from acquisitions

Balance sheet
31 December 2005

- Borrowings* to shareholders' funds 41.8% (2004: 44.8%)
- Borrowings increased $325 million to $2,130 million principally from a $400 million short term loan partly offset by conversion of hybrid securities
- Weighted average cost of borrowings at 31 December was 5.2% per annum (2004: 4.9%)
- Debt is 38% short term, 32% long term subordinated debt and 30% hybrid securities

* *excludes ABC investments pledged for funds at Lloyd's*

Outstanding claims provision

QBE's record of claims development demonstrates our prudent management of claims

		2005	2004	2003	2002	2001
Prior year release - net undiscounted	A$M	618	140	44	12	162
Total net outstanding claims (discounted)	A$M	10,870	9,462	7,595	7,994	6,789
Risk margin over central estimate	A$M	1,243	1,058	750	656	483
Risk margin as percentage of central estimate	%	12.9	12.6	10.8	8.9	7.1
Probability of adequacy of net outstanding claims	%	94	94	91	86	85

Claims development
utilisation of prior year release

	$M
Prior year release - net undiscounted	618
2005 accident year	
Undiscounted risk margin	493
Increase in general provision for doubtful reinsurance recoveries and additional claims settlement costs	140
	633

Claims development
discounted (note 9)

	2005 accident year $M	Claims ratio % to NEP	2005 all years $M	Claims ratio % to NEP
Net earned premium	7,386		7,386	
Net discounted claims incurred				
Central estimate	4,204	56.9	4,232	57.3
Increase in risk margin	445	6.0	185	2.6
Net discounted claims incurred (note 9)	4,649	62.9	4,417	59.9

- Future years may benefit from release of margins and any excess central estimate as the ultimate claims cost becomes more certain

Outstanding claims provision

Group reserve adequacy

- Outstanding claims at 94% probability of adequacy ("POA") – at high end of internal target range of 85% to 94%
- Outstanding claims POA sensitivity

		POA change
- Risk margin - $100 million	=	-1.5%
- Interest rates - 1%	=	-4.7%
- Inflation rate -1%	=	+4.7%

- No material exposure to asbestos related claims, which are less than 2% of net central estimate - overall experience during 2005 was better than expected. Survival ratio now over 50 times.
- QBE Insurance Australia outstanding claims provision includes risk margin of $348 million or 20.5% of central estimate (adjusted for inter company liabilities)

Capital adequacy

31 December 2005

- QBE estimates the Group capital adequacy multiple at 1.9 times the minimum requirement* (2004: 1.8 times)
- Hybrid securities expected to convert and subordinated debt are included as tier 2 capital for determining the Group's capital adequacy multiple
- Australian regulator (APRA) has not yet defined capital requirements for non-operating holding companies
- Capital base includes a provision for the final dividend net of reinvestment

* *using APRA's risk weighted capital adequacy model for Australian licensed insurers*

Capital adequacy

	31 Dec 2005 $M	31 Dec 2004 $M
Tier 1		
Share capital*	3,263	2,870
Reserves and retained earnings	1,856	1,204
Excess risk margin	1,411	1,020
Tax on excess risk margin	(423)	(306)
Final dividend	(196)	(107)
Deductions, mainly intangibles	(1,382)	(1,039)
	4,529	**3,642**
Tier 2		
Subordinated debt	668	645
Hybrid securities	222	354
	890	999
Capital base	**5,419**	**4,641**
Group MCR	**2,846**	**2,555**
Capital adequacy multiple	**1.9**	**1.8**

* *notified to Australian Stock Exchange*

Australia Pacific Asia Central Europe (APACE)
year ended 31 December 2005

	AUSTRALIA		PACE		TOTAL APACE	
	2005	2004	2005	2004	2005	2004
Gross written premium $M	2,431	2,102	691	672	3,122	2,774
Gross earned premium $M	2,405	2,114	688	684	3,093	2,798
Net earned premium $M	2,015	1,763	536	514	2,551	2,277
Claims ratio %	56.1	61.4	40.8	43.6	52.9	57.4
Commission ratio %	12.7	13.8	18.7	18.1	14.0	14.8
Expense ratio %	14.8	14.5	22.8	24.7	16.4	16.8
Combined operating ratio %	83.6	89.7	82.3	86.4	83.3	89.0
Insurance margin %	24.2	16.1	22.2	17.9	23.8	16.5

Gross written premium up 16% due to acquisition of ING's 50% share in the QBE Mercantile Mutual joint venture in June 2004

APACE

year ended 31 December 2005

Australia

- Net claims ratio reduced from 61.4% to 56.1% as a result of a lower frequency of claims and favourable development of prior year claims
- Successfully integrated QBE Mercantile Mutual joint venture - achieved $40 million of synergies and targeting further $30 million annualised savings by 2007
- Aviation, professional liability, workers compensation, general liability, property, credit and surety, commercial packages, compulsory third party and Western QBE all improved profitability
- Commission ratio down due to change in mix of business and benefit of acquiring underwriting agencies in 2004
- Expense ratio up from 14.5% to 14.8% mainly due to one-off restructure costs and higher IT, statutory charges and compliance costs
- Received National Insurance Brokers' General Insurer of the Year award for fourth successive year

APACE

year ended 31 December 2005

Pacific Asia Central Europe

- Outstanding underwriting result with combined operating ratio of 82.3% (2004: 86.4%) due to improvement in premium rates and policy terms and conditions over recent years
- Premium growth affected by stronger Australian dollar, a slight reduction in overall premium rates and increased competition
- Claims ratio decreased from 43.6% to 40.8% - frequency of claims at historically low level
- 21 out of 24 ongoing operations recorded underwriting profits
- Sold small life business in Slovakia

European operations
year ended 31 December 2005

	QBE INSURANCE (EUROPE)		LIMIT		TOTAL EUROPEAN OPERATIONS	
	2005	2004	2005	2004	2005	2004
Gross written premium $M	2,558	2,301	2,236	2,309	4,794	4,610
Gross earned premium $M	2,370	2,154	2,273	2,265	4,643	4,419
Net earned premium $M	1,954	1,787	1,743	1,720	3,697	3,507
Claims ratio %	62.3	67.3	63.6	59.3	62.9	63.4
Commission ratio%	15.3	15.5	20.3	21.0	17.7	18.2
Expense ratio %	12.4	12.8	10.6	11.3	11.5	12.1
Combined operating ratio%	90.0	95.6	94.5	91.6	92.1	93.7
Insurance margin %	16.8	9.6	12.4	13.9	14.7	11.7

Gross written premium up 8% in local currency due to acquisitions and higher premiums for inward reinsurance. On translation to Australian dollars, gross written premium up 4%.

European operations
year ended 31 December 2005

- Combined operating ratio improved to 92.1% (2004: 93.7%) despite marine, energy and property catastrophe losses
- Limit's COR of 94.5% reflects greater exposure to catastrophe losses
- Expense ratio decreased from 12.1% to 11.5% due to higher profit commission from syndicate 386 external capital providers, partly offset by property relocation costs
- Completed acquisition of:
  - MiniBus Plus underwriting agency and commercial motor business
  - Greenhill underwriting agency
- Sold Garwyn non-core loss adjusting business
- QBE Group acquisition of British Marine specialist small tonnage marine business will benefit 2006 premium
- Positive 1 January 2006 renewals – overall premium rates expected to rise by 5% in 2006

the Americas

year ended 31 December 2005

	2005	2004
Gross written premium $M	**1,492**	1,382
Gross earned premium $M	**1,435**	1,354
Net earned premium $M	**843**	766
Claims ratio %	**60.0**	59.3
Commission ratio %	**25.5**	27.0
Expense ratio %	**7.4**	7.2
Combined operating ratio %	**92.9**	93.5
Insurance margin %	**10.3**	7.0

Gross written premium up 8%. Premium growth up 11% in local currency. Inward reinsurance reduced from 33% to 29% of gross written premium.

the Americas

year ended 31 December 2005

- US based primary insurance business grew in line with our strategy of diversification, particularly for programme business
- 71% of total reinsurance cost of $592 million is proportional reinsurance on programme business
- COR improved to 92.9% (2004: 93.5%) despite the worst year on record for catastrophes – includes upgrade of some prior year claims
- Higher US$ fixed interest and cash yields benefited insurance profit
- All operations reported improved results
- General insurance now represents 71% of total GWP compared with 67% last year, reflecting our strategy of focusing on general insurance business and acquisitions
- Acquired general insurance businesses in Colombia and Colorado
- Positive January 2006 renewals – overall premium rates better than plan

Captive insurer – Equator Re

- Equator Re provides internal excess of loss protections, below group retentions, to the various operating subsidiaries
- Also participates on a number of the Group's reinsurance protections placed with *external reinsurers*
- Also, Equator Re acquires additional excess of loss protections and other covers
- Underwriting profit of $30 million (2004: $72 million) - lower profit due to higher catastrophe losses
- In 2006, Equator Re will write additional proportional reinsurance from the divisions. Net exposures to be substantially unchanged.

Investment income

	2005 $M	2004 $M
Dividends	**41**	52
Interest	**567**	483
Other income	**8**	14
Realised gains (losses) on fixed interest securities	**61**	(31)
Unrealised gains on fixed interest securities	**26**	18
Realised gains on equities	**94**	54
Unrealised gains on equities	**35**	47
Realised gain on the sale of controlled entities	**11**	-
Gross investment income	843	637
Exchange gains	**3**	51
Borrowing costs	**(96)**	(94)
Other expenses	**(15)**	(32)
Net cost of ABCs	**(17)**	(43)
Net investment income	718	519

Investment income
year ended 31 December 2005

- Fixed interest and equity returns well ahead of absolute return targets
- Short duration fixed interest strategy successful in maximising yields and reducing volatility from market value movements
- Net realised and unrealised equity gains of $129 million before tax (2004: $101 million gains)
- Strong cash flow and acquisitions have resulted in a 17% increase in net invested funds to $15.5 billion (2004: $13.2 billion)
- Listed equity holdings 3.7% of total investments and cash (2004: 8.9%)
- Substantial portion of equity gains locked in during August/September 2005 through use of derivatives

Comparison of cash yield
versus actual yields

	Average AAA cash yields %	Actual yields achieved by QBE %
2001	4.6	5.5
2002	3.4	2.7
2003	3.1	4.6
2004	3.4	4.4
2005	**4.2**	**5.0**

Investment mix at 31 December 2005	Portfolio mix by currency%	Current AAA cash rate %
Australian dollar	30.2	5.5
US dollar	23.3	4.5
Sterling	33.8	4.5
Other	12.7	2.3
Weighted average yield	**100.0**	**4.5**

Financial model

	2003	2004 (2)	2005
COR	93.8%	91.2%	89.1%
Period premiums held (1)	1.3 yrs	1.4 yrs	1.5 yrs
Yield on insurance funds (1)	3.2%	3.5%	4.3%
Insurance profit/NEP	10.4%	13.7%	17.4%
Solvency ratio (1)	52.0%	51.5%	61.8%
Insurance profit/shareholders' funds (1)	20.0%	26.6%	28.2%
Investment yield on shareholders' funds (1)	4.3%	4.9%	5.1%
Pre-tax profit/shareholders' funds	24.3%	31.5%	33.2%
Tax	24.6%	22.5%	27.9%
ROE (1)	18.3%	24.5%	23.9%

(1) Average during the period – solvency ratio includes intangibles
(2) Restated for AIFRS

Major initiatives in 2005

- Acquisitions of around $700 million of annualised gross written premium

Major acquisitions	2006 expected gross written premium $M
Central de Seguros in Colombia	95
National Farmers Union Property and Casualty in the US	240
Greenhill underwriting agency operations in France, Germany and Spain	50
MiniBus Plus underwriting agency in the UK	100
British Marine	180

- Commenced writing builders' warranty and medical malpractice business in Australia following changes by governments to improve claims experience for insurers and affordability of insurance for consumers
- Acquired the wholly owned business of Allianz in Vietnam
- Acquired National Credit Insurance Brokers in Australia and New Zealand and Austral Mercantile Collections in Australia to support our trade credit operations

Business strategy and 2006 targets

Subject to no material movement in current exchange rates; large losses and catastrophes not exceeding the allowance in our business plans; and no major fall in equity markets or interest rates, we expect to:

- Achieve an insurance margin of 16% to 17%
- Increase profit after tax and diluted EPS by more than 10%
- Achieve gross written and net earned premium growth of 10% and 12.5% respectively
- 2005 acquisitions will provide a further $600 million gross written premium in 2006
- Achieve overall premium rate increases of around 4%
  - increases at 1 January 2006 renewal met expectations
  - rates still strong for most portfolios and claims frequency expected to remain low
  - Australian premium rates likely to be down on average by 5%

Business strategy and 2006 targets

- Achieve organic growth slightly in excess of lapsed business, supported by increased customer retention
- Maintain improved insurance policy terms and conditions
- Positive insurance conditions lasting longer than previous cycles and expected to remain strong through 2006, helped by 2005 catastrophes
- Allowances for large losses and catastrophes of around 14% of net earned premium in 2006 business plans exceed amounts incurred in each of the past eight years
- Large losses and catastrophes are defined as net claims to QBE above $2.5 million

Business strategy and 2006 targets

- Continue to amend risk profile of insurance business including maximum event retention and to improve reward on significant catastrophe risks
- Reduce reinsurance costs to around 17% of gross earned premium
- Decrease combined commission and expense ratio slightly in 2006, with further reductions in 2007 and 2008 from synergies on restructures and acquisitions
- Target tax expense rate of around 27% of net profit before tax
- Continue low risk strategy for investments - target gross investment yield of slightly in excess of 5%, assuming a 5% capital appreciation on equities
- Increase net invested funds to around $18 billion by 31 December 2006 from strong cash flow and acquisitions

Business strategy and 2006 targets

- Maintain Group capital adequacy multiple at more than 1.5 times minimum capital requirement
- Maintain borrowing and capital adequacy ratios within S&P AA rating category
- Continue to maximise opportunities
  - increase customer retention
  - continue successful acquisition strategy - a number of opportunities in overseas markets currently being investigated
  - not currently in discussions with any major Australian competitor
  - use any excess capital for acquisition initiatives
- Continue to invest in our people

Executive changes

- Gayle Tollifson, Chief risk officer will retire in July 2006 after 12 years of service and will be succeeded by George Thwaites, formerly CFO of Pacific Asia Central Europe
- Raymond Jones, previously CEO of Australian operations for 11 years now Group general manager, business development will retire on 31 October 2006

2006 projected gross written premium

	$A Bn
Australia	2.6
Pacific Asia Central Europe (24 countries)	0.7
QBE Insurance (Europe) – £1.1 billion	2.6
Limit – £1.0 billion	2.3
the Americas – US$1.6 billion	2.1
	10.3*

* *Assumes A$ to US$0.77 and A$ to £0.43*

Growth and insurance margin

	Gross written premium A$M	COR %	Insurance profit %	Insurance profit A$M
1996	1,561	99.3	8.4	101
1997	2,054	99.5	7.2	116
1998	2,409	100.3	7.7	147
1999	2,877	103.9	2.5	56
2000	4,406	102.5	5.4	186
2001	6,793	109.6	(2.6)	(119)
2002	7,723	97.7	7.2	406
2003	8,350	93.8	10.4	627
2004	8,766	91.2	13.7	928
2005	9,408*	89.1	17.4	1,288
2006 target	**10,300**		**16.0 to 17.0**	

** $7 billion overseas*

History of growth gross and net earned premium

year ended 31 December 2005


$ Bn
10
8
6
4
2
0
Compound average growth rates over last 10 years:
- gross earned premium 20.0%
- net earned premium 19.9%
GEP $9.2 Bn
NEP $7.4 Bn
1996
1998
2000
2002
2004
2005

Historical share price performance

An investment in QBE has outperformed the Australian All Ordinaries Index and inflation with a growth rate of 27.7% in 2005, and a compound average annual growth rate 14.9% over five years, 17.4% over 10 years and 19.5% over 20 years



QBE Historical Share Price Performance - Last 20 Years
Index
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
QBE Share Price Performance
QBE Share Price Performance Including Reinvestment of Dividends
ASX All Ordinaries Accumulation Index
Dec-85
Dec-87
Dec-89
Dec-91
Dec-93
Dec-95
Dec-97
Dec-99
Dec-01
Dec-03
Dec-05

Internet

www.qbe.com

QBE INSURANCE GROUP
www.qbe.com

QBE INSURANCE GROUP
ANNUAL REPORT DECEMBER 2005



CONTENTS

OUR VISION

To be internationally recognised as:

- a highly successful general insurance and reinsurance group
- a builder of shareholders' wealth
- a developer of "can do" people
- an organisation that excels in the continuous delivery of new and proven quality products and services

OUR VALUES

- increasing the long term wealth of shareholders
- customer satisfaction and retention
- employee motivation
- integrity

Cover:
"Morning, Yarragon siding"
1983-84, private collection



QBE INSURANCE GROUP LIMITED ABN 28 008 485 014

The year in review

2005

PROFIT AND DIVIDEND PAYOUT

		2005	2004[1]	% CHANGE
Net profit after income tax	$M	1,091	857	27
Profit before income tax	$M	1,523	1,115	37
Basic earnings per share[2]	cents	142.5	123.1	16
Diluted earnings per share[3]	cents	130.8	109.1	20
Dividend per share	cents	71.0	54.0	31
Shareholders' funds	$M	5,093	4,032	26

GROUP OPERATING PERFORMANCE

		2005	2004[1]	% CHANGE
Gross written premium	$M	9,408	8,766	7
Gross earned premium	$M	9,171	8,571	7
Net earned premium	$M	7,386	6,781	9
Combined operating ratio	%	89.1	91.2	
Insurance profit	$M	1,288	928	39
Insurance profit to net earned premium	%	17.4	13.7	
Cash flow from operations	$M	1,987	2,110	(6)

DIVISIONAL OPERATING PERFORMANCE

			2005	2004[1]	% CHANGE
Australia	Gross earned premium	$M	2,405	2,114	14
	Combined operating ratio	%	83.6	89.7	
Pacific Asia Central Europe	Gross earned premium	$M	688	684	1
	Combined operating ratio	%	82.3	86.4	
QBE Insurance (Europe)	Gross earned premium	$M	2,370	2,154	10
	Combined operating ratio	%	90.0	95.6	
Lloyd's division	Gross earned premium	$M	2,273	2,265	–
	Combined operating ratio	%	94.5	91.6	
the Americas	Gross earned premium	$M	1,435	1,354	6
	Combined operating ratio	%	92.9	93.5	
Equator Re[4]	Gross earned premium	$M	347	254	37
	Combined operating ratio	%	89.8	68.8	
Investment income	Gross	$M	843	637	32
	Net of finance costs and investment expenses	$M	718	519	38

(1) 2004 information has been restated for the impact of Australian equivalents to International Financial Reporting Standards ("AIFRS"). Refer to note 2 to the financial statements.

(2) Reflects shares notified to the Australian Stock Exchange. Refer to note 25(A) to the financial statements.

(3) Assumes that all hybrid securities are fully dilutive.

(4) Equator Re is the Group's captive reinsurance company based in Bermuda.

ALL AMOUNTS IN THIS REPORT ARE DENOMINATED IN AUSTRALIAN DOLLARS UNLESS OTHERWISE SPECIFIED



John Cloney
Chairman

The 2005 financial year has produced an outstanding result for shareholders with net profit after tax up 27% to $1,091 million and a record insurance profit, despite a year of significant catastrophes and large losses. Buoyant equity markets during the year assisted the result. The result has been prepared in accordance with Australian equivalents to International Financial Reporting Standards ("AIFRS").

The strong profit performance has again delivered an exceptional return on average shareholders' funds of 23.9% compared with 24.5% in 2004. Diluted earnings per share increased by 20% from 109.1 cents to 130.8 cents per share.

In recognition of the substantial increase in profit, and as a sign of our confidence in future earnings, the directors have declared a final dividend of 38.0 cents per share, up 27% on the final dividend of 30.0 cents per share for 2004. The final dividend will be 50% franked. Whilst the Dividend Reinvestment and the Dividend Election Plans continue, the reinvestment discount of 2.5% has been suspended as announced in August 2005.

QBE shares outperformed the Australian All Ordinaries accumulation index and inflation with a growth rate of 27.7% in 2005 and a compound average annual growth of 14.9% over the last five years and 17.4% over the last ten years. QBE's market capitalisation increased by 36% in the year to $15.6 billion at 31 December 2005.

Shareholders' funds increased by 26% to $5,093 million reflecting the increased profit, the strong support of the dividend reinvestment plans and the conversion of hybrid securities during the year. The number of issued shares notified to the Australian Stock Exchange increased by 49 million during the year to 794 million.

SHAREHOLDERS' HIGHLIGHTS

FOR THE YEAR ENDED 31 DECEMBER		2005	2004[1]
Net profit after income tax	$M	1,091	857
Basic earnings per share[2]	cents	142.5	123.1
Diluted earnings per share[3]	cents	130.8	109.1
Dividend payout	$M	556	392
Dividend per share[2]	cents	71.0	54.0
Net tangible assets per share[2]	$	4.76	4.10
Cash flows from operations	$M	1,987	2,110
Total investments and cash[4,5]	$M	17,597	14,975
Total assets	$M	29,665	25,036
Return on average shareholders' funds[6,7]	%	23.9	24.5
Shareholders' funds	$M	5,093	4,032
Interest bearing liabilities to shareholders' funds[8]	%	41.8	44.8
Capital adequacy multiple		1.9	1.8

(1) 2004 information has been restated for the impact of AIFRS. Refer to note 2 to the financial statements.

(2) Reflects shares notified to the Australian Stock Exchange. Refer to note 25(A) to the financial statements.

(3) Assumes that all hybrid securities are fully dilutive.

(4) Excludes ABC financial assets pledged for funds at Lloyd's.

(5) Includes financial assets, cash and investment properties.

(6) 2004 comparatives are calculated with reference to the AIFRS adjusted shareholders' funds of $2,951 million at 1 January 2004.

(7) Includes the equity portion of hybrid securities issued in 2002 and 2004.

(8) Excludes ABC securities for funds at Lloyd's.



"Reflected arrows" 1974, private collection

The QBE board oversees the Group's strategic direction, operational performance and corporate governance.

The increase in shares notified was the result of 28 million shares from the conversion of hybrid securities with the balance from the reinvestment of dividends, the issue of employee shares and the exercise of employee options.

Shareholders' funds at 31 December 2004 have been restated following the application of AIFRS. The financial impact of AIFRS was to reduce shareholders' funds at that date by $388 million. We do not expect any future material financial impacts from the application of existing AIFRS although there may be some ongoing volatility in the income statement and balance sheet due to fair value movements in assets and liabilities. Details are outlined on pages 16 and 17 of this report.

QBE's balance sheet and key ratios have strengthened during 2005. We completed a number of acquisitions during the year with no major capital raising or funding activity other than a $400 million increase in short term borrowings. The ratio of borrowings to closing shareholders' funds was 41.8% and, based on the estimated capital requirement for Australian regulated insurance companies, our capital adequacy multiple at 31 December 2005 was 1.9 times the minimum requirement. We have made a number of assumptions in applying APRA's risk-based capital approach for Australian insurers to the Group noting that APRA has not yet finalised prudential standards for calculating consolidated capital adequacy requirements for non-operating holding companies.

The assessment of QBE's financial strength by the rating agencies has been reaffirmed at various times during the year, with Standard & Poor's confirming our A+ financial strength rating for our main operating entities and equivalent ratings confirmed by AM Best, Fitch and Moody's. It is the intention of the directors to ensure the financial strength of all QBE's operating entities is maintained at levels adequate to meet the requirements of our business counterparties, regulatory authorities and rating agencies.

In accordance with increased reporting requirements, the annual report includes extensive detail on the Group's remuneration practices including at risk pay through incentives for senior staff members. There is considerable evidence to indicate that the increased level of reporting in recent years has been the major contributor to escalating executive remuneration and professional costs. The QBE staff incentive schemes are based upon pre-agreed financial targets, primarily return on equity, closely aligning them with the interests and expectations of our shareholders, both in the short and long term. QBE has a strong focus on staff development, succession planning and the provision of adequate incentives to retain our quality people. The long term incentives for our senior executives incorporate deferred share and option allocations for achieving financial performance hurdles and are structured to encourage long term commitment to QBE. The majority of our incentive schemes are based on achieving a targeted return on opening shareholders' funds using the seven year spread basis of accounting, which allocates realised and unrealised gains on equities and properties evenly over a period of seven years. Net profit after tax for 2005 using the seven year spread basis of accounting was $1,033 million compared with $801 million last year. Return on opening shareholders' funds adjusted for dividends and share capital issued during the year was 25.9% compared with 22.8% last year. Details of the incentive arrangements and senior management remuneration are set out in notes 27 and 28 to the financial statements, and in the remuneration report which forms part of the directors' report.

As in previous years, the annual report includes a number of statements on the robust corporate governance structure and risk management framework we have in place throughout the QBE Group. There has been a great deal of focus on risk management and governance practices, particularly for companies operating in the financial sector. This has resulted in a monumental increase in compliance costs with our board and management spending an ever-increasing and disproportionate amount of their time attending to the requests of regulators, corporate governance bodies and rating agencies. Over many years, QBE has demonstrated that it has effective risk management, a clear focus on the key profit drivers and a strong culture of encouraging business acumen and leadership. The Group's corporate governance statement is set out on pages 40 to 45 of this report.

QBE has in place efficient and effective budget and planning processes, clearly focused on minimising risk relating to our insurance and investment operations and to protect the interests of all our stakeholders. The directors have again approved plans to reduce insurance risk for both aggregate exposures and claims frequency supported by extensive reinsurance protections and a low risk investment strategy for policyholders' and shareholders' funds.

Our prospects for the future have and will continue to be influenced by changes in global economic and environmental conditions. While economic conditions for the majority of international markets are stable at present, there is concern that the apparent global warming may result in a continuation of the increased frequency and intensity of natural disasters. Your directors and management will maintain a careful watch on this and other issues which may impact the Group and will closely monitor markets and conditions and adjust our strategies and plans if appropriate.

We aim to continue the proven and successful strategy of growth through acquisition and product and geographic diversification. We are confident that the current levels of capital, together with expected profits and the structure of our debt securities are sufficient to finance our normal level of acquisition activity.

On behalf of my directors, I acknowledge the significant achievements and hard work of our staff all around the world. In particular the board congratulates and compliments the CEO, Frank O'Halloran, and his management team for this historic result and for their outstanding contribution, and their dedication and commitment to increasing the long term wealth of shareholders, customer satisfaction, employee motivation and integrity.

I acknowledge the support and commitment of my fellow directors and the benefit of their experience. I take this opportunity to welcome our recently appointed director Isabel Hudson who joined us late in the year.

John Cloney
Chairman

FOR THE YEAR ENDED 31 DECEMBER		2005	2004[1]	2003	2002	2001	2000	1999	1998	1997	1996
Gross written premium	$M	9,408	8,766	8,350	7,723	6,793	4,406	2,877	2,409	2,054	1,561
Gross earned premium	$M	9,171	8,571	7,816	7,197	6,298	4,399	2,692	2,266	1,902	1,479
Net earned premium	$M	7,386	6,781	6,036	5,642	4,634	3,456	2,204	1,914	1,609	1,204
Claims ratio	%	59.9	61.3	63.3	67.6	76.6	71.2	70.1	68.1	68.6	67.0
Commission ratio	%	16.9	17.5	18.2	17.7	20.2	18.3	19.9	18.3	17.1	17.3
Expense ratio	%	12.3	12.4	12.3	12.4	12.8	13.0	13.9	13.9	13.8	15.0
Combined operating ratio	%	89.1	91.2	93.8	97.7	109.6	102.5	103.9	100.3	99.5	99.3
Investment income [2]											
before net fair value gains/losses	$M	502	431	303	340	336	250	189	161	143	129
after net fair value gains/losses	$M	718	519	413	189	349	310	243	164	163	182
Insurance profit (loss)	$M	1,288	928	627	406	(119)	186	56	147	116	101
Insurance profit (loss) to net earned premium	%	17.4	13.7	10.4	7.2	(2.6)	5.4	2.5	7.7	7.2	8.4
Profit (loss)											
before income tax	$M	1,523	1,115	765	311	(99)	220	156	157	170	189
after income tax and minority interest	$M	1,091	857	572	279	(25)	179	132	141	131	150
Number of shares on issue [3]	millions	794	745	672	615	585	429	395	383	374	288
Shareholders' funds	$M	5,093	4,032	3,313	2,954	2,620	1,709	1,135	1,057	968	875
Total assets	$M	29,665	25,036	20,443	20,567	18,611	13,948	8,559	5,964	5,065	4,113
Net tangible assets per share [3]	$M	4.76	4.10	4.17	3.96	3.67	3.13	2.57	2.56	2.40	2.74
Interest bearing liabilities to											
shareholders' funds [4]	%	41.8	44.8	40.3	49.3	32.0	53.5	22.7	24.9	22.8	20.9
Basic earnings per share [3]	cents	142.5	123.1	86.5	42.7	(10.5)	42.6	33.8	37.3	35.6	42.2
Diluted earnings per share [3,5]	cents	130.8	109.1	77.5	43.4	(4.9)	40.7	33.8	37.3	35.6	42.2
Return on average shareholders' funds [6,7]	%	23.9	24.5	18.3	10.0	(1.1)	12.6	12.0	13.9	14.2	18.4
Dividend per share	cents	71.0	54.0	42.0	35.0	30.0	31.0	32.5	26.5	24.0	20.8
Dividend payout	$M	556	392	281	213	155	132	130	101	88	74
Cash flow from operations	$M	1,987	2,110	2,089	1,511	280	173	242	289	350	248
Total investments and cash [8,9]	$M	17,597	14,975	11,823	11,504	9,183	7,334	5,232	3,600	3,238	2,736

(1) 2004 information has been restated for the impact of AIFRS. Refer to note 2 to the financial statements.
(2) Excludes amortisation and impairment of goodwill/intangibles.
(3) Reflects shares notified to the Australian Stock Exchange. Refer to note 25(A) to the financial statements.
(4) Excludes ABC securities for funds at Lloyd's.
(5) Assumes that all hybrid securities are fully dilutive.
(6) 2004 comparatives are calculated with reference to the AIFRS adjusted shareholders' funds of $2,951 million at 1 January 2004.
(7) Includes convertible preference shares from 2000 to 2003 and the equity portion of hybrid securities issued in 2002 and 2004.
(8) Excludes ABC financial assets pledged for funds at Lloyd's.
(9) Includes financial assets, cash and investment properties.


1,479
1,902
2,266
2,692
4,399
6,298
7,197
7,816
8,571
9,171
96 97 98 99 00 01 02 03 04 05
GROSS EARNED PREMIUM $M
$9,171M UP 7%


875
968
1,057
1,135
1,709
2,620
2,954
3,313
4,032
5,093
96 97 98 99 00 01 02 03 04 05
SHAREHOLDERS' FUNDS $M
$5,093M UP 26%


74
88
101
130
132
155
213
281
392
556
96 97 98 99 00 01 02 03 04 05
DIVIDEND PAYOUT $M
$556M UP 42%



Frank O'Halloran
Chief executive officer

GROUP KEY RATIOS

		HALF YEAR TO 30 JUN 2005	HALF YEAR TO 31 DEC 2005	FULL YEAR TO 31 DEC 2005	HALF YEAR TO 30 JUN 2004	HALF YEAR TO 31 DEC 2004	FULL YEAR TO 31 DEC 2004
Gross written premium	$M	5,123	4,285	9,408	4,763	4,003	8,766
Gross earned premium	$M	4,331	4,840	9,171	3,982	4,589	8,571
Net earned premium	$M	3,506	3,880	7,386	3,114	3,667	6,781
Claims ratio	%	61.0	58.9	59.9	61.6	61.0	61.3
Commission ratio	%	17.0	16.8	16.9	16.8	18.1	17.5
Expense ratio	%	12.3	12.3	12.3	12.1	12.7	12.4
Combined operating ratio	%	90.3	88.0	89.1	90.5	91.8	91.2
Insurance profit to net earned premium	%	16.7	18.1	17.4	14.1	13.3	13.7

I am pleased to report that QBE has exceeded its 2005 profit targets with a 27% increase in net profit after tax to $1,091 million and a 39% increase in insurance profit before tax to $1,288 million.

It is very satisfying that in 2005 we produced the highest insurance profit margin since the listing of QBE in 1973, despite significant claims from the worst catastrophe year on record for our industry. Insurance profit was 17.4% of net earned premium compared with 13.7% last year. The strength of QBE's risk management, product and geographic diversification and conservative reinsurance purchasing were key factors that enabled the Group to produce this excellent insurance profit.

Net claims from large catastrophes during 2005 were $515 million compared with $320 million last year. Large catastrophes included the European storm Erwin (January), Hurricane Katrina (August), Mumbai floods (August), European floods (September), Hurricane Rita (September) and Hurricane Wilma (October).

In 2005, our overall premium rates declined slightly, reflecting the significant improvement in underwriting profitability achieved by QBE and the industry over the past four years. In 2006, whilst competition will continue, we expect to achieve overall premium rate increases to cover the increased reinsurance costs following the 2005 catastrophes and to improve the reward for the significant catastrophe risks that we underwrite throughout the world. We also expect further strengthening of policy terms and conditions for many of our products exposed to catastrophes.

Cash flow from operations was again very strong at $1,987 million compared with $2,110 million last year. The slight reduction in cash flow is due to the payment of claims from the catastrophes in late 2004 and the slight overall decrease in premium rates in 2005.

Income tax expense increased from 23% of profit before tax last year to 28%. This is due to higher profits in Australia, the US and the UK.

The delivery of QBE's core values is achieved through a strong control environment based on robust risk management and planning frameworks.


C

"Control tower" 1969, Art Gallery of South Australia

Once again, we finalised a number of acquisitions during the year to increase profit and premium going forward. In particular, we:

- acquired Central de Seguros in Colombia with an expected gross written premium of $95 million in 2006;
- acquired National Farmers Union Property and Casualty in the US with expected gross written premium of $240 million in 2006;
- acquired Greenhill underwriting agency operations in France, Germany and Spain with expected gross written premium of $50 million in 2006;
- acquired MiniBus Plus underwriting agency in the UK which is expected to increase our commercial motor gross written premium by $100 million in 2006;
- acquired British Marine Holdings, a specialist small tonnage marine underwriter with expected gross written premium of $180 million in 2006;
- commenced writing builders' warranty and medical malpractice insurance in Australia following much needed changes by governments to improve claims experience for insurers and affordability of insurance for consumers;
- acquired the wholly owned business of Allianz in Vietnam;
- acquired National Credit Insurance Brokers in Australia and New Zealand and Austral Mercantile Collections in Australia to support our trade credit operations; and
- consolidated our management teams in the UK and Australia, Pacific, Asia and Central Europe to achieve an estimated additional $80 million of annual synergies by the end of 2007.

These acquisitions and other initiatives will add more than $600 million of gross written premium in 2006 together with the profit that will flow from this business.

We also sold Garwyn, our non-core loss adjusting business in the UK and Ireland, our 50% share of the QBE-BIDV joint venture in Vietnam and our small life business in Slovakia.

Insurance profitability
The Group's insurance profit increased from $928 million last year to $1,288 million. Insurance profit comprises the underwriting result plus investment income on investments set aside to meet our liabilities to policyholders. The improvement in the insurance profit was after a significant increase in catastrophe claims and an increase in the dollar amount of prudential margins to maintain the probability of adequacy of the outstanding claims provision at 94%.

The Group's combined operating ratio (the total of claims, commission and expenses as a percentage of net earned premium) was 89.1% compared with 91.2% last year. All insurance divisions produced strong underwriting profits and most of our products around the world were again profitable. As a percentage of average shareholders' funds, insurance profit increased from 26.6% last year to 28.2%.

Net invested funds set aside to meet insurance liabilities increased from $13.2 billion to $15.5 billion assisted by acquisitions and the considerable cash flow from operations.

Gross written premium increased 7% to $9,408 million, mainly from the acquisitions made in 2004 and a higher retention of business. Premium growth was affected by the slight overall reduction in premium rates during the year and increased competition. Organic growth was less than expected in some classes because of competition and our unwillingness to write the business at premium rates that did not meet our profit targets. QBE's offshore businesses now contribute 74% to the Group's gross written premium and the general insurance/reinsurance mix is now 77%:23%. Net earned premium increased 9% to $7,386 million.

Our reinsurance operations have been a significant contributor to profit over a number of years. Property reinsurance, which now represents the largest part of our reinsurance business, has produced an average combined operating ratio of around 87% over the five years from 2001 (including the loss from the terrorist attack on the USA on 11 September 2001) to 2005. In 2001 and 2002, we made a number of changes to improve our returns from the catastrophe risks that we write and we have made further changes for the 2006 underwriting year. We do not intend to increase our exposures in our reinsurance operations, even though we expect overall premium rate increases will be significant for business renewed in the next 12 months.

The Group's cost of reinsurance protection as a percentage of gross earned premium decreased from 21% to 19% as expected, even though we incurred additional costs during the year to reinstate some of our protections. The cost of reinsurance is made up of 43% proportional reinsurance, mainly for programme business in the US, and 57% catastrophe and other excess of loss reinsurance. QBE's net exposure to major catastrophes continues to decrease with the 2005 maximum retention from the largest realistic disaster scenario being 4.0% of net earned premium compared with 4.3% for 2004.

Gross claims incurred as a percentage of gross earned premium increased from 62.2% to 73.5%. The increase in the gross claims ratio reflects the higher catastrophe claims partly offset by the continuation of low claims frequency on most of our portfolios. Gross and net claims from large catastrophes in 2005 were $2,080 million and $515 million respectively compared with $835 million and $320 million for 2004. The net cost of catastrophes in 2005 was within the catastrophe allowance included in our business plans. The net claims ratio, which includes the net costs of catastrophes, decreased from 61.3% to 59.9%. This reflects the benefit of QBE's reinsurance protections in 2005.

The commission ratio reduced from 17.5% to 16.9%, reflecting a change in the mix of business during the year and the benefits from the acquisition of underwriting agencies in Australia in 2004. The Group's expense ratio decreased from 12.4% to 12.3%. The expense ratio reflects further synergies from acquisitions and other restructures, partly offset by higher staff incentives for improved results, further increases in costs related to corporate governance and regulatory compliance and one-off expenses relating to the restructure of our European and Australian businesses.

Investment income
Investment income, net of borrowing costs and investment expenses, increased from $519 million to $718 million. The higher interest rates in the US, strong cash flow from operations, strong equity markets and active management of our investment portfolio benefited investment income during the year. Gross investment income was $843 million compared with $637 million last year. The gross investment yield was 5.2% compared with 4.8%. These yields reflect our focus on achieving absolute returns, which requires a low risk investment strategy.

We continue to maintain a policy of short duration on cash and fixed interest investments in anticipation of further interest rate rises. The average maturity of our cash and fixed interest securities at the end of 2005 was 0.6 years, although we expect the duration to increase in 2006 as interest rates peak.

We also continued our policy of investing in highly rated fixed interest securities and value equities. Our weighting in listed equities decreased from 8.9% of total investments and cash at 31 December 2004 to 3.7% at 31 December 2005 reflecting the realisation of capital gains and the use of derivatives to secure our investment returns.

WORLDWIDE PORTFOLIO MIX

GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2005	2004
Marine and aviation	6.3%	6.6%
Accident and health	6.2%	6.1%
Property	28.7%	29.9%
Motor and motor casualty	13.7%	12.3%
Financial and credit	2.5%	2.4%
Liability	21.9%	21.8%
Professional indemnity	9.1%	9.5%
Workers' compensation	8.9%	9.6%
Other	2.7%	1.8%

CONTRIBUTIONS BY REGION

FOR THE YEAR ENDED 31 DECEMBER	GROSS WRITTEN PREMIUM 2005 $M	GROSS WRITTEN PREMIUM 2004 $M	NET EARNED PREMIUM 2005 $M	NET EARNED PREMIUM 2004 $M	NET PROFIT AFTER TAX 2005 $M	NET PROFIT AFTER TAX 2004 $M	COMBINED OPERATING RATIO 2005 %	COMBINED OPERATING RATIO 2004 %
Australia	2,431	2,102	2,015	1,763	360	254	83.6	89.7
Pacific Asia Central Europe	691	672	536	514	103	62	82.3	86.4
QBE Insurance (Europe)	2,558	2,301	1,954	1,787	314	183	90.0	95.6
Lloyd's division	2,236	2,309	1,743	1,720	213	239	94.5	91.6
the Americas	1,492	1,382	843	766	62	44	92.9	93.5
Equator Re	353	278	295	231	39	75	89.8	68.8
Elimination – internal reinsurance	(353)	(278)	–	–	–	–	–	–
Group	9,408	8,766	7,386	6,781	1,091	857	89.1	91.2
General insurance	7,291	6,715	5,774	5,184	981	719	85.5	89.4
Inward reinsurance	2,117	2,051	1,612	1,597	110	138	101.9	97.1
Group	9,408	8,766	7,386	6,781	1,091	857	89.1	91.2

OTHER INSURANCE RATIOS

FOR THE YEAR ENDED 31 DECEMBER	2005 %	2004 %	2003 %	2002 %	2001 %
Premium growth					
gross written	7.3	5.0	8.1	13.7	54.2
net earned	8.9	12.3	7.0	21.8	34.1
Reinsurance ceded to gross written premium	19.0	20.3	21.7	21.1	26.8
Net written premium to gross written premium	81.0	79.7	78.3	78.9	73.2
Insurance profit to average shareholders' funds [1]	28.2	26.6	20.0	14.6	(5.5)

(1) 2004 comparatives are calculated with reference to the AIFRS adjusted shareholders' funds of $2,951 million at 1 January 2004.

IMPACT OF EXCHANGE RATE MOVEMENTS

	2005 ACTUAL $M	2005 AT 2004 EXCHANGE RATES $M	EXCHANGE RATE IMPACT %
Gross earned premium	9,171	9,362	(2)
Net earned premium	7,386	7,534	(2)
Net investment income	718	732	(2)
Net profit after income tax	1,091	1,121	(3)
Total investments and cash	17,597	17,755	(1)
Total assets	29,665	30,077	(1)
Gross outstanding claims	15,083	15,325	(2)
Total liabilities	24,506	25,167	(3)

Impact of exchange rate movements
Currency fluctuation impacts the translation of income statement and balance sheet items because of our significant offshore operations, particularly in the UK and US. The Group translates income and expense items using the cumulative average rate of exchange whilst balance sheet items are translated at the closing rate of exchange. The impact of exchange rate movements is included in the table on page 9.

Reinsurance recoveries
Reinsurance recoveries on outstanding claims increased from $3,143 million at 31 December 2004 to $4,213 million due to significant recoveries expected from current year catastrophe claims. Reinsurance recoveries on incurred but not reported claims included in this amount were $1,627 million compared with $1,415 million last year. We continue to maintain strict controls over our exposures to reinsurance counterparties which is evidenced by our consistently low level of bad debt write-offs over many years. However, due to the increased level of reinsurance recoveries and the lower ratings of some reinsurers, we have decided to take the opportunity to increase the general provision for doubtful recoveries by $76 million to $239 million.

Claims development tables
Note 20 in the annual report includes an undiscounted net claims development table for accident years 2001 to 2005 to comply with AIFRS. Claims incurred and other claims statistics are maintained on either an accident or underwriting year basis for each product, business unit and operating entity. For our overseas operations, they are converted into Australian dollars using exchange rates at the end of the current financial year. With operations in 41 countries, hundreds of different products, various reinsurance arrangements and with the Group's risk tolerance managed on a net basis, it is not considered meaningful or practicable to provide claims information other than on a consolidated net accident year basis. Further information is provided on page 16 of the annual report.

In previous annual reports, QBE reported that it had upgraded US long tail casualty claims for 2001 and prior years mainly from our Limit operation, which was acquired in August 2000, and our US operations. We ceased underwriting the business that caused the deterioration in 2002. The US casualty development primarily relates to the Enron, Worldcom and financial laddering claims (written in the UK) and the casualty facultative portfolio (written in the US). Since 2001, we have experienced improved market conditions. In addition, we have cancelled segments of our business to improve overall returns. These factors have resulted in a lower claims frequency. The positive runoff of the 2002, 2003 and 2004 accident years reflects our conservative claims provisioning which results in the release of prudential margins as the claims are settled below central estimates.

Captive reinsurer
Included in note 38 to the financial statements are the results of our captive reinsurer, Equator Reinsurances Limited ("Equator Re"). Equator Re provides excess of loss protection below the retentions deemed appropriate for the Group for most of QBE's subsidiaries around the world. Equator Re also participates on a number of the Group's excess of loss and proportional reinsurance protections placed with external reinsurers. The exposures written by Equator Re are included in the Group's maximum event retention, which is the Group's estimated net loss from its largest single realistic disaster scenario.

Equator Re has generated significant prudential margins for the Group as well as producing an underwriting profit in each year since 2002. The underwriting profit for 2005 was $30 million compared with $72 million last year. The lower profit reflects the increased incidence of catastrophe losses in 2005 and the increase in prudential margins in outstanding claims. Gross written premium was up 27% to $353 million and net earned premium increased 28% to $295 million. Equator Re purchased additional excess of loss reinsurance protection for 2005 as well as industry loss warranty covers. The operating divisions' reinsurance costs include the amounts reinsured to Equator Re and these amounts are eliminated in the overall Group results.

For 2006, we expect that Equator Re will write additional gross written premium from proportional reinsurance from the divisions. Its net exposures are expected to remain substantially unchanged.

Outlook
The acquisitions made in 2005 and expected overall premium rate increases of around 4% to cover higher reinsurance costs from recent catastrophes will benefit gross written premium in 2006. At current exchange rates, we expect to grow gross written premium by approximately 10% in 2006 to $10.3 billion and net earned premium by 12.5% to $8.3 billion. We expect our growth in 2006 to be supported by an increase in retention of customers. We also expect organic growth to be slightly in excess of lapsed business as policyholders look for better security. We were slightly ahead of expectation for premium rates and new business at the major renewal date of 1 January 2006. Our target for growth in net earned premium beyond 2006 is 10% per annum. This will largely depend on acquisitions and the value of the Australian dollar.

The reinsurance expense ratio is expected to reduce to around 17% of gross earned premium, assuming a normal level of catastrophes. We have placed our 2006 reinsurance protections and the increased costs of those protections is likely to be substantially exceeded by the overall increase in premium income on our direct and inward reinsurance business.

The risk profile of our insurance and reinsurance operations will continue to be amended to improve the reward for the significant catastrophe risks that we underwrite. We have decided to reduce our exposures to some risks in the Gulf of Mexico. We continue to monitor all portfolios in each country where we carry on business and to improve the management of exposures in various catastrophe zones around the world. Our 2006 net retention from our largest realistic disaster scenario as a percentage of net earned premium will be slightly lower than 2005.

Our analysis of the Group's claims ratio between attritional losses, large losses and catastrophes indicates that the 2006 business plan allowances for large losses and catastrophes substantially exceed the amounts incurred in each of the past seven years, including 1999 and 2005 which are recognised as the worst years on record for frequency and severity of insured catastrophe losses. These allowances are more than four times the net retention from our largest realistic disaster scenario.

The combined commission and expense ratio is targeted to decrease slightly in 2006 with further reductions in 2007 and 2008 from the synergies from acquisitions and the previously advised restructures in the UK and Australia.

The gross investment yield is targeted to be slightly in excess of 5.0% for 2006. We do not expect stock markets to improve at the same rate as the past two years and we have assumed a 5% capital appreciation on equities. The increase in interest rates on our substantial US investment portfolio in 2005 will assist our expectations for yields. Using current exchange rates, net invested funds are expected to be around $18 billion by 31 December 2006 as a result of strong cash flow and acquisitions.

The income tax expense is expected to be around 27% of pre-tax profit for 2006.

The Group's probability of adequacy on outstanding claims is at the high end of our internal target range of 85% to 94%. In addition, our provision for unearned premium includes a significant allowance for large losses and catastrophes in 2006. These factors, together with the current premium rate environment, give us confidence that we will achieve an insurance profit of between 16.0% and 17.0% and increase net profit after tax by more than 10% in 2006. The achievement of these targets is subject to:

- no material movement in current exchange rates;
- large losses and catastrophes not exceeding the significant allowance in our business plan; and
- no significant fall in equity markets or interest rates.

Summary

QBE's results for the past 12 months are very pleasing considering that 2005 was the worst year on record for catastrophe losses for the insurance and reinsurance industry. QBE is well positioned to participate in the substantial increase in premium rates for many of our property, marine and energy portfolios in the US, Latin America and the UK. Further, pricing continues to be strong for most of the classes of business that QBE underwrites.

QBE has completed 2005 with a probability of adequacy on outstanding claims at the high end of our internal target range of 85% to 94%. The increase in prudential margins in recent years is largely a result of the increase in the Group's exposure to non-US long tail classes of business. The probability of adequacy of the Group's outstanding claims provision will vary from time to time depending on the mix of short, medium and long tail business and economic and industry conditions such as latency claims, claims inflation and foreign currency movements. QBE has not decreased its provisions for its relatively limited exposures to asbestos-related claims even though the claims incurred and reported during 2004 and 2005 were much less than expected. The Group's survival ratio for asbestos-related claims, measured as the ratio of net provisions held to the average of the past three years net claims paid, is now approximately 50 times.

We have again been very successful with our acquisition activity in 2005, which we expect will have a positive impact on profitability going forward. We will continue to pursue our strategy of growth by acquisition using our established criteria. We have converted over 90 acquisitions in the past 20 years.

In the past four years of a positive insurance cycle, QBE has been able to grow its business and profitability, and prospects for 2006 and beyond are very encouraging. QBE has sufficient shareholders' funds to achieve its targeted premium growth for 2006 including a normal level of acquisition activity.

QBE has a well diversified spread of business, both geographically and by product. This, together with our comprehensive approach to risk management, has enabled us to achieve substantially improved insurance profitability in 2005 despite the high level of catastrophe losses. We continue to lead terms and conditions on most business in the countries in which we operate. The major renewal season of 1 January 2006 was slightly better than expected in terms of business written and pricing. We have successfully integrated the acquisitions made during 2004 and 2005 and we are on track to achieve the previously announced synergies from the restructure of our UK and Australia Pacific Asia Central Europe operations.

We have a low turnover of senior staff and many quality employees capable of filling more senior roles as they arise within the Group. We also have a very strong focus on increasing wealth for our shareholders from our many excellent businesses around the world that operate within the parameters of measurable and approved business plans. These factors give us confidence about our future performance.

Gayle Tollifson, QBE's chief risk officer, will retire in early July 2006. She has been a major contributor to QBE's strategies, risk management and its success. George Thwaites, Group general manager corporate will be appointed chief risk officer on Gayle's retirement.

The strong 2005 result and our positive outlook have been achieved through the disciplined and professional approach of our more than 7,800 staff worldwide. I extend my sincere appreciation to all my fellow employees for their loyalty and significant contribution over the past year and to our directors for the support they have provided on the many initiatives that we have undertaken. I look forward to working with the QBE team to achieve our financial targets for 2006 and to build an even stronger QBE going forward.

Frank O'Halloran
Chief executive officer

05

FINANCIAL PERFORMANCE 2005

FINANCIAL TARGETS*	ACTUAL
• Achieve an insurance profit margin of 12.5% to 13.5%	• Insurance profit margin of 17.4%
• Increase profit after income tax and diluted earnings per share by more than 10%	• Profit after income tax increased 27% and diluted earnings per share increased 20%
• Achieve a return on average shareholders' funds of more than 18%	• Return on average shareholders' funds of 23.9%
• Gross written premium growth of 10%	• Gross written premium increased 7%
• Net earned premium growth of 12.5%	• Net earned premium increased 9%
• Reinsurance expense ratio of 19%	• Reinsurance expense ratio of 19%
• Maintain expense ratio of 12.3% or less	• Expense ratio of 12.3%
• Tax rate of 26%	• Tax rate of 28%
• Maintain Group capital adequacy multiple of more than 1.5 times APRA's minimum requirement for Australian licensed insurers	• Capital adequacy multiple of 1.9 times the minimum requirement
• Gross investment yield of 4.5%	• Gross investment yield of 5.2%

OPERATIONAL PERFORMANCE 2005

PERFORMANCE GOALS	ACTUAL
• Achieve overall premium rate increases at least equal to claims inflation	• Slight reduction in overall premium rates
• Further increase customer retention	• Retention ratios increased for the majority of portfolios
• Further reduce risk profile of insurance business	• Maximum event retention reduced
• Achieve gross investment yield target with a low risk investment strategy	• Internal benchmarks exceeded
• Continue promotion of QBE manager programme	• Programme run in a number of countries

* Targets assume no material movement in current exchange rates; large losses and catastrophes not exceeding the significant allowance in our business plans; and no major fall in equity markets or interest rates.

06

QBE has developed a business planning framework which ensures that there is a systematic and disciplined approach to planning throughout the Group.

FINANCIAL PERFORMANCE 2006

FINANCIAL TARGETS*

- Achieve an insurance profit margin of 16.0% to 17.0%
- Increase profit after income tax by more than 10% and diluted earnings per share by more than 10%
- Achieve a return on average shareholders' funds of more than 20%
- Gross written premium growth of 10%
- Net earned premium growth of 12.5%
- Reinsurance expense ratio of 17% or less
- Achieve expense ratio of 12.0% or less
- Tax rate of around 27%
- Maintain Group capital adequacy multiple of more than 1.5 times APRA's minimum requirement for Australian licensed insurers
- Gross investment yield slightly in excess of 5.0%

OPERATIONAL PERFORMANCE 2006

PERFORMANCE GOALS

- Maintain overall premium rates at levels sufficient to achieve targeted attritional loss ratios
- Maintain existing terms, conditions and deductibles
- Further reduce risk profile of insurance business
- Achieve gross investment yield target with a low risk investment strategy
- Continue high retention of key staff and managers
- Continue promotion of QBE's culture and essential behaviours
- Continue to effectively manage the impact of foreign exchange volatility

The framework helps to:

- establish a clear direction for each operating division;
- build confidence in our ability to execute our corporate strategies and deliver against our business plans;
- more accurately project profitability and financial performance;
- improve alignment of internal resources with external opportunities;
- generate greater accountability and transparency in decision making; and
- target the reduction of uncertainty and volatility, thereby reducing the likelihood and impact of events that could threaten our ability to meet our business objectives.

The QBE board of directors approves the Group's strategy and detailed business plans prepared by management and reviews actual performance against the plans. The strategy is consistent with shareholder expectations, our corporate financial profile, our organisational culture and our capacity to effectively manage risks. The strategy and plans form the basis for our risk tolerance within the Group.

Business plans are developed for all classes of insurance business, for our investment portfolios and for all support functions. The plans clearly document our strategy for achieving financial targets and performance goals within the limits set. Annual budgets included in the business plans form the basis for delegating authorities to all managers and staff with specific responsibilities, including underwriters, investment managers and claims managers.

Business plans are subject to detailed review by local and Group senior management. They are prepared annually and actual results are monitored regularly to identify adverse trends so that remedial action can be taken at an early stage. Regular reporting to both local and Group boards on performance against the business plans, including action plans to correct adverse variances, is a fundamental control within the Group.

QBE has established internal controls to manage risk in the key areas of exposure relevant to its business. The Group has a risk management framework to identify the significant areas of business risk and to manage these risks. Risk management is a continuous process and an integral part of quality business management. QBE's approach is to integrate risk management into the broader management processes throughout the organisation.

The QBE manager programme is designed to promote and maintain a common culture throughout our many businesses around the world. The QBE manager programme defines nine essential behaviours that all employees need to practise in order to be successful QBE managers. Risk management is embedded in the QBE essential behaviours and it is QBE's policy that all its employees adopt a rigorous approach to managing risk. The board's commitment to risk management is documented in QBE's risk management policy statement.

Throughout the Group a culture of utmost integrity prevails. This requires open and honest dealings with our employees, customers, shareholders, legislative bodies and the community at large.

Some of the key elements of QBE's risk management policy are:

- avoiding unwelcome surprises by reducing uncertainty and volatility through the identification and management of risks such as by controlling aggregate exposures and maintaining sound reinsurance arrangements;
- achieving competitive advantage by better understanding the risk environments in which we operate; and
- optimising risk and more effectively allocating capital and resources by assessing the balance of risk and reward.



"Plastic tube" 1980, private collection

QBE's risk management is a continuous process and an integral part of our quality business management practices.

This policy is supported by a risk management strategy identifying our key risks and our approach to the management of these risks. The strategy clearly documents the practical application of our risk management framework throughout the business management cycle, including the business and strategic planning process.

The risk management framework implemented by QBE is principles based, providing the flexibility and efficiency required to maintain high standards in an ever-changing regulatory and business environment. Robust systems and processes are fundamental to the supervision and management of a diverse international group. This framework is established around a suitably qualified and dedicated team which is focused on managing with integrity.

Through the risk management framework, QBE manages its risks within the following categories.

- Insurance - including underwriting, claims and actuarial risk factors.
- Operational - including areas such as human resources, valuation of assets, corporate security and outsourcing, regulatory risks and the adequacy of processes and systems.
- Acquisition - including due diligence and integration processes.
- Funds management and treasury - including operational, cash flow, trading and security risks.

Diversification is used as a tool to reduce the Group's overall insurance risk profile by spreading exposures geographically and by product, thereby reducing the volatility of results. Product diversification is achieved through a strategy of developing strong underwriting skills in a wide variety of classes of insurance business. A combination of core and specialty products allows QBE to be a lead underwriter in many of the markets in which we operate. Geographic diversification is achieved by operating in 41 countries.

QBE continues to be committed to sound, practical risk management in order to protect shareholders' and policyholders' interests.

QBE Group has now successfully completed its transition to AIFRS. A summary of the key standards impacting the Group is set out on page 17. Phase I of the AIFRS changes for insurance companies, whilst adding a significant compliance burden, has had no fundamental impact on the underlying economics of our business and the adjustments to restate opening balances have not affected our ability to pay dividends. The major financial effects on shareholders' funds are generally non-recurring transitional adjustments to restate opening balances under AIFRS. Retained profits at 31 December 2005 on an AIFRS basis are $1.8 billion (2004 $1.2 billion). There may also be some ongoing volatility in the income statement and balance sheet due to fair value movements in assets and liabilities as noted on page 17.

The Group issued its first AIFRS compliant financial statements for the half year ended 30 June 2005. At that time, we noted that the overall financial impact of AIFRS was to reduce equity as at 31 December 2004 by $380 million. Since the half year report was issued, there has been a clarification within the Lloyd's market of the interpretation of AASB 121: The effects of changes in foreign exchange rates, as it applies to companies operating in the Lloyd's market. This has resulted in a further $8 million reduction in retained earnings as at 31 December 2004. Details are provided in note 2 to the financial statements.

We continue to monitor the International Accounting Standards Board's ("IASB") and Australian Accounting Standards Board's ("AASB") ongoing IFRS projects, particularly phase II of the IASB's insurance contracts project which is intended to implement a common international basis for the recognition and measurement of insurance contracts with particular reference to discounting, the determination of risk margins and the estimation of future cash flows. The IASB has indicated that it plans to issue a discussion paper in the second half of 2006 and a final standard is currently not expected until at least 2009.

The financial statements for the year ended 31 December 2005 contain significant new disclosures which are required under AIFRS. The new disclosures in respect of insurance contracts and financial instruments are particularly wide-ranging and include:

- details of the process used to determine assumptions, critical estimates and judgments which impact amounts recognised in the financial statements, and sensitivity analysis thereon;
- risk management policies and practices relating to insurance contracts; and
- enhanced disclosure of financial risk management strategy including controls over hedging arrangements, interest rate, credit and liquidity risks.

Insurers are also required, for the first time, to quantify the central estimate and risk margin in the outstanding claims provision and the benchmark risk margin used in applying the new liability adequacy test to unearned premium liabilities. The quantification of the central estimate and risk margin held in the outstanding claims provision has not previously been required under Australian accounting standards and QBE Group has therefore not published such information in previous consolidated financial statements. QBE Group has a long held policy of maintaining risk margins in the outstanding claims provision and has developed a rigorous approach to the valuation of insurance assets and liabilities. The probability of adequacy of the outstanding claims provision was substantially unchanged by AIFRS. The central estimate and risk margin are based on highly complex actuarial calculations which are likely to vary considerably from one insurer to another depending on the diversity of operations, risk management strategy and other variables. Whilst this information can be used to establish trends in a particular insurer's accounts year on year, comparison between entities is likely to be less meaningful.

Finally, the financial statements must include a claims development table commencing with five years of development, building to 10 years in future reporting periods. The production of the historical data has been extremely onerous for the QBE Group requiring the collation of accident year data across multiple jurisdictions, lines of business and foreign currencies, and incorporating the numerous acquisitions which have been made over the period.

Whilst AIFRS prescribes the general form of the disclosures, each reporting entity must determine the level and extent of disclosure that is appropriate having regard to the circumstances in each case and which will enable the production of financial statements which are understandable, relevant, reliable and comparable. QBE Group has operations in 41 countries and differs significantly from other Australian based insurers due to the international diversity of its insurance business. Whilst the insurance business is managed at a local and divisional level, the overall management of risk is undertaken within the framework of a large, sophisticated consolidated group structure. The structure of the Group, its strategy, balance sheet, investments, appetite for risk and the measurement of the risk margin in insurance liabilities are determined and managed at a consolidated Group level, within the constraints of local regulatory requirements. Having regard to the product and geographic diversification of the QBE Group, the complexity of the Group's reinsurance arrangements and the fact that the Group's risk tolerance is managed on a net basis, we have prepared the insurance disclosures, including a net claims development table, at the consolidated level. This provides a level of analysis which satisfies AIFRS requirements and gives the reader information which is meaningful yet succinct. We consider that disclosure below consolidated level would not provide meaningful information given the complex interrelationships between the variables underpinning the consolidated entity's operations, and could compromise comparability with our international peers.

KEY ACCOUNTING STANDARDS IMPACTING QBE GROUP

ACCOUNTING STANDARD	CHANGE	IMPACT
AASB 119: Employee benefits	Deficits and surpluses on defined benefit superannuation plans to be included on the balance sheet.	Total equity reduced by $142 million after tax at 31 December 2004.
AASB 2: Share-based payment	Employee loans and related shares issued are no longer included on the balance sheet.	Share capital reduced by $90 million at 31 December 2004, which will be reinstated when loans are repaid.
	Expensing of share options on employee incentive arrangements through the income statement.	Total impact on equity was minimal at 31 December 2004. Ongoing annual charge to the income statement.
AASB 3: Business combinations AASB 136: Impairment of assets	Reclassification of goodwill and intangibles. Amortisation of goodwill replaced by impairment testing.	Total equity reduced by $49 million after tax at 31 December 2004 for impairment.
AASB 1023: General insurance contracts	Claims provision to be discounted at risk free rate.	Total equity reduced by $64 million after tax at 31 December 2004.
	Significant increases in disclosure.	Significant increase in time and cost of compliance.
AASB 139: Financial instruments: recognition and measurement	Hedge effectiveness testing.	Potential volatility in income statement if a hedge fails the effectiveness test or if a component of a hedge is ineffective.
AASB 121: *The effects of changes* in foreign exchange rates	A Lloyd's corporate vehicle is now treated as a single entity with one functional currency. Non-monetary assets and liabilities, including unearned premium and deferred insurance costs, are carried on the balance sheet at the rates of exchange at the transaction dates.	Total equity reduced by $8 million after tax at 31 December 2004.



QBE's people are critical to successfully delivering the Group's business strategy. Employee numbers have grown to more than 7,800 in 2005, up from 7,320 in 2004, due to acquisitions and growth within the business. The Group has a strong management team, reflecting the focus on QBE's essential behaviours for business acumen and leadership, together with the Group's performance measurement, succession management and staff development processes.

The capability of the QBE senior management team is key to sustaining the Group's track record of increasing the wealth of our shareholders. QBE strongly believes in developing its own talent and has committed effort and resources to this with a focus on developing the management and technical teams, ensuring that careers are carefully nurtured and monitored. The Group executive team, chief executive officer and the board regularly devote time to the issues of succession planning and staff development, and have set objectives against which they can assess outcomes and measure success.

Succession planning and staff development activities are an important part of the Group's human resource management processes, impacting staff at all levels of the business. The principal objective is to ensure that the best people occupy the key positions and that we have robust succession plans in place in all areas of the business. Annual performance and development reviews provide the forum for measuring performance and setting



"Factory at Erewyna" 1972, National Gallery of Victoria

QBE is committed to the development of "can do" people who are focused on the Group's vision and values.

objectives. Most staff members are assessed against QBE's nine essential behaviours, which form the basis of QBE's business and leadership culture. Additionally, most staff prepare a personal development plan with their line manager to support their own personal career development.

QBE's people are selected for their ability, experience and their "can do" approach to achieving corporate objectives. Our aim is to ensure that the interests of our shareholders and staff are aligned. In order to encourage high levels of performance and to achieve our vision of increasing shareholders' wealth, at risk incentive arrangements are in place for most staff worldwide through participation in Short Term Incentive ("STI") arrangements. These arrangements reward staff when they achieve or exceed financial targets and meet personal performance objectives. Also central to our incentive arrangements is the Employee Share and Option Plan ("the Plan") which has been in place since 1981. Over 6,300 of our employees at all levels of the organisation now hold shares in QBE through the Plan, providing a further motivation for them to achieve the Group's vision of increasing wealth for our shareholders.

The Group's senior management also participate in a Long Term Incentive ("LTI") scheme. Senior managers are only entitled to participate in the LTI if they have already qualified for the STI by achieving their financial targets. Details of the Plan and the LTI are set out in note 27 to the financial statements. In 2006, the LTI will be extended to include selected staff below senior management level.

QBE is committed to providing a safe and flexible working environment, recognising that employees may have different needs at different points in their working lives. QBE is also committed to a culture which is aligned with its vision and values, including employee motivation.

Group and divisional executives

Gayle Tollifson

FCA, FAICD, FCIS, AGE 51

Ms Tollifson is currently the Group's chief risk officer. She joined QBE in 1994 as Group financial controller and subsequent to that held the position of Group general manager, financial and business risks for two years. Prior to joining QBE, Ms Tollifson worked with Coopers and Lybrand in Australia and Bermuda, having qualified as a chartered accountant in Canada in 1981.

Tim Kenny

NDBS, MICM, AGE 45

Mr Kenny is currently president and chief executive officer of QBE the Americas. He has over 23 years experience in the insurance industry including 16 years with QBE Group during which he has served as senior vice president, chief financial officer and treasurer in the Americas.

Steven Burns

FCA, AGE 47

Mr Burns is currently chief executive officer of QBE European operations. He is a chartered accountant and was finance director of the Janson Green managing agency at Lloyd's from 1987, prior to it being acquired by Limit in 1998. Mr Burns became CEO of the Limit Group in August 2000. In September 2004 he was appointed CEO of European operations as part of the restructure of our European company operations and Lloyd's division.

Peter Grove

AGE 56

Mr Grove is currently chief underwriting officer for QBE European operations and the reinsurance adviser to the Group's chief executive officer. He joined QBE in 2000 as a result of the acquisition of Limit and was formerly underwriting director at Bankside managing agency from 1996, prior to it being acquired by

Gayle Tollifson, Tim Kenny, Steven Burns, Peter Grove, Jenni Smith, Neil Drabsch, Frank O'Halloran, Vince McLenaghan, Duncan Ramsay, Mark ten Hove and Raymond Jones



Limit in 1998. Mr Grove has 39 years experience in the London market and has been a lead underwriter of reinsurance and retrocession business at Lloyd's for 23 years.

Jenni Smith

MBA, AGE 43

Ms Smith joined QBE in 2003 and is currently the Group general manager, human resources. She was formerly general manager HR, international at Telstra Corporation Ltd., based in Sydney with specific Asia-Pacific responsibilities. Before relocating to Australia in 1999, Ms Smith had extensive business and human resources experience in London in the advertising and television industries.

Neil Drabsch

FCA, FAICD, FCIS, AGE 57

Mr Drabsch was appointed chief financial officer of QBE Insurance Group in 1994 and acts as deputy company secretary of QBE Insurance Group Limited. He joined QBE in 1991 and was the Group company secretary from 1992 to 2001. Mr Drabsch has over 39 years experience in insurance and reinsurance management, finance and accounting, including 24 years as a practising chartered accountant.

Frank O'Halloran

FCA, AGE 59

Mr O'Halloran was appointed chief executive officer in January 1998. He joined QBE in 1976 as Group financial controller. He was appointed chief financial officer in 1982, joined the board as director of finance from 1987 to 1994 and was director of operations from 1994 to 1997. Mr O'Halloran is a chartered accountant and has had extensive experience in professional accountancy for 14 years and insurance management for over 29 years.

Vince McLenaghan

FANZIIF, AGE 46

Mr McLenaghan is currently chief executive officer of Australia Pacific Asia Central Europe ("APACE"). Mr McLenaghan has been in the insurance industry for 29 years. During his 23 years with QBE, he has served in a number of general management roles, including as managing director, within our Asia-Pacific operations prior to assuming his current role in 2005.

Duncan Ramsay

LLB, LLM, FANZIIF, FCIS, AGE 44

Mr Ramsay joined QBE as general counsel in 1993. Since May 2001 he has acted as general counsel and Group company secretary. Prior to joining QBE, Mr Ramsay spent seven years working for Freehills, an Australian law firm, in the general commercial and litigation area.

Mark ten Hove

MBA, LLM, AGE 48

Mr ten Hove joined QBE in 1999 as Group investment manager, having previously been chief investment officer at OCBC Asset Management Limited in Singapore. He has over 20 years experience in funds management including previous roles with Bankers Trust in Hong Kong and Singapore and Thornton Investment Management (Dresdner Bank Group) in Hong Kong.

Raymond Jones

AGE 54

Mr Jones is currently Group general manager, business development. He joined QBE as managing director of Australian operations in 1994 after several years in Asia as a regional vice president for the American International Group. He was previously general manager at Citicorp Insurance and has 19 years experience in the general insurance market.



Operations overview

KEY ACTIVITIES	MAJOR EVENTS
Australia Pacific Asia Central Europe	
Australia • General insurance operations throughout Australia • Provides all major lines of insurance cover for personal and commercial risks **Pacific Asia Central Europe** • General insurance in Asia, Pacific and Central Europe • Ongoing operations in 24 countries • Provides personal, commercial and specialist insurance covers, including professional and general liability, marine, corporate property and trade credit	• No major catastrophes in the year • Integrated the Australian, QBE Mercantile Mutual and Asia-Pacific and Central European management structures in May 2005 • Introduced builders' warranty product in Australia • Entered into a joint venture to market a limited medical malpractice product • Acquired National Credit Insurance Brokers and Austral Mercantile Collections to enhance trade credit distribution and services • Acquired the wholly owned business of Allianz in Vietnam and sold our share of the QBE-BIDV joint venture
European operations	
QBE Insurance (Europe) • Reinsurance business in the UK and Ireland • Insurance business in the UK, France, Spain and Germany • Includes Ensign motor business acquired in April 2004 **Lloyd's division (trading as Limit)** • Commercial insurance and reinsurance business operating in the Lloyd's market • Market leading positions in all lines of business written • Second largest managing agent at Lloyd's with approximately 6.8% share of total market capacity for the 2006 underwriting year • Manages *four ongoing* syndicates	• Acquired Greenhill underwriting agency and Minibus Plus • Fully integrated the European operations management structure • Successfully merged former company reinsurance operations into syndicates 566 and 2000 • Experienced above average frequency and severity of catastrophe and risk losses, including significant US hurricane activity • Merged syndicates 2724 and 1036 for the 2005 underwriting year • Sold Garwyn, our non-core loss adjusting business
the Americas	
• General insurance and reinsurance business in the Americas • Headquarters in New York with operations in North, Central and South America and Bermuda	• Acquired Colorado based National Farmers Union Property and Casualty Company • Experienced above average frequency and severity of US catastrophe losses • Further diversified our Latin American portfolio with the acquisition of Compania Central de Seguros in Colombia
Investments	
• Management of the Group's investment funds • Funds are predominantly managed in-house	• US federal reserve bank raised interest rates eight times from 2.25% to 4.25% • Oil prices rose from US$43 to US$60 per barrel • Core price inflation increased albeit slowly • US and Euro two year yields rose strongly • Apparent stability in the Japanese economy for the first time in 10 years • Strong Australian and European equity markets

Percentage of Group's gross earned premium

Australia	26%
Pacific Asia Central Europe	7%
QBE Insurance (Europe)	26%
Lloyd's division	25%
the Americas	16%

ACHIEVEMENTS / KEY STATISTICS

Achievements

- Achieved record combined operating ratio and insurance profit
- Achieved planned synergies for 2005 from integration of head office operations
- Developed a shared services model to enhance efficiency and consistency across information technology, human resources, risk management, finance and internal audit
- Developed our product distribution capability
- Commenced projects to consolidate information technology platforms in Australia with plans for new platforms in Asia and Pacific regions

Key statistics

- Gross written premium $3,122M
- Gross earned premium $3,093M
- Net earned premium $2,551M
- Combined operating ratio 83.3%
- Staff numbers 5,302

Achievements

- Maintained core focus on the underwriting of a predominantly non-US casualty account
- In difficult market conditions broadly maintained price and achieved stability in terms and conditions
- Successfully reorganised our business to create a more focused and transparent underwriting business model
- Successfully integrated the acquisitions
- Mitigated impact of catastrophe activity through the purchase of effective and cost efficient reinsurance programmes
- Successfully relocated the majority of staff into two new offices
- Increased share of syndicate 386 to 69.2% for 2006 underwriting year

Key statistics

- Gross written premium $4,794M
- Gross earned premium $4,643M
- Net earned premium $3,697M
- Combined operating ratio 92.1%
- Staff numbers 1,651

Achievements

- Despite increased catastrophe claims, maintained strong underwriting profitability across all major product classes
- Upgraded management information systems
- Achieved premium rate increases for most reinsurance and insurance classes of business with continued product and geographic diversification
- Benefited from opportunities presented by market dislocation across the Americas

Key statistics

- Gross written premium $1,492M
- Gross earned premium $1,435M
- Net earned premium $843M
- Combined operating ratio 92.9%
- Staff numbers 729

Achievements

- Fixed income and equity returns exceeded internal benchmarks
- Higher investment income driven by strong mid-year rally in equity markets
- Continuation of low risk investment strategy and the short duration fixed income strategy was successful
- Ongoing enhancements to funds management and treasury systems
- Used derivatives to secure equity gains for the year

Key statistics

- Gross investment income $843M
- Net investment income $718M
- Fair value gains – equities $129M
- Staff numbers 41

KEY RATIOS

FOR THE YEAR ENDED 31 DECEMBER		AUSTRALIA 2005	AUSTRALIA 2004	PACE 2005	PACE 2004	TOTAL APACE 2005	TOTAL APACE 2004
Gross written premium	$M	2,431	2,102	691	672	3,122	2,774
Gross earned premium	$M	2,405	2,114	688	684	3,093	2,798
Net earned premium	$M	2,015	1,763	536	514	2,551	2,277
Claims ratio	%	56.1	61.4	40.8	43.6	52.9	57.4
Commission ratio	%	12.7	13.8	18.7	18.1	14.0	14.8
Expense ratio	%	14.8	14.5	22.8	24.7	16.4	16.8
Combined operating ratio	%	83.6	89.7	82.3	86.4	83.3	89.0
Insurance profit to net earned premium	%	24.2	16.1	22.2	17.9	23.8	16.5

Australia Pacific Asia Central Europe ("APACE") produced an outstanding underwriting result with a combined operating ratio of 83.3% compared with 89.0% last year. The merger of Australian operations and Pacific Asia Central Europe was announced in May 2005. The merged division brought together operations in 25 countries with much in common in terms of product range, distribution channels and methods of transacting business.

Gross earned premium for the year increased 11% to $3,093 million. Net earned premium was up 12% to $2,551 million. Premium growth was mainly due to acquisitions made in the second half of 2004, partly offset by the impact of a stronger Australian dollar. Net earned premium also benefited from savings through the restructure of reinsurance programmes following the acquisitions in 2004.

Australia

PORTFOLIO MIX

GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2005	2004
Professional indemnity	5.2%	6.2%
Credit and surety	4.7%	5.2%
Accident and health	7.3%	5.8%
Property	16.6%	15.7%
Motor vehicle	9.3%	8.9%
Travel	1.8%	1.9%
Householders	10.6%	9.8%
Compulsory third party ("CTP")	7.4%	9.0%
General liability	18.7%	18.2%
Workers' compensation	8.2%	9.2%
Marine and aviation	4.6%	4.6%
Other	5.6%	5.5%



Australian operations continues to produce excellent underwriting results with a combined operating ratio of 83.6% compared with 89.7% last year. A continuation of the low frequency of claims, savings on prior year outstanding claims provisions and improved customer retention have assisted the strong underwriting profitability.

QBE continues to be a market leader for most of the commercial products that we underwrite in Australia. All portfolios produced underwriting results ahead of plan. Premium rates for public and professional liability and CTP insurance have decreased to reflect the improved claims experience, particularly from recent tort reforms introduced by various state governments with the support of the federal government.

Gross earned premium increased 14% to $2,405 million due to the acquisition of ING's 50% share in the QBE Mercantile Mutual joint venture underwriting agency on 30 June 2004. Overall premium rates were down slightly on 2004 reflecting the lower frequency of claims and increased competition. Net earned premium increased 14% to $2,015 million.

The successful integration of the QBE Mercantile Mutual joint venture into QBE's Australian operations has enabled us to achieve synergies of $40 million. It also enabled us to restructure our Australian operations into seven core units and still maintain our focus on product profitability. The new units are:

- specialist risk;
- intermediary distribution;
- third party distribution;
- credit and surety;
- statutory classes;
- aviation; and
- direct distribution.

Australian operations won the National Insurance Brokers' General Insurer of the Year award for the fourth successive year. This, together with other initiatives designed to make QBE easier to do business with, has enabled us to increase customer retention. We continue to remove duplicated processes and reduce manual intervention in our dealings with our intermediaries.

The continuation of a low frequency of claims has resulted in the net claims ratio decreasing from 61.4% to 56.1%. The commission ratio decreased from 13.8% to 12.7%, mainly due to benefits from the acquisition of underwriting agencies and the change in mix of business.

The expense ratio was 14.8% compared with 14.5% last year, with the increase due to one-off expenses relating to the restructure and higher information technology costs, statutory charges and compliance costs.

Many of our products improved underwriting profitability, including aviation, professional liability, workers' compensation, general liability, property, credit and surety, commercial packages, CTP and our direct underwriting unit, Western QBE.

In 2005, we commenced writing builders' warranty and medical malpractice insurance in Australia. This follows changes made by various state governments to improve the claims experience and affordability of these classes of insurance.

Overall premium rates were slightly down for the renewal of 1 January 2006 business with no major adverse changes to terms and conditions. We are satisfied that the current market conditions allow us to meet our profit requirements for each product. We expect the combined operating ratio going forward to be slightly higher than the excellent result achieved in 2005 due to the lower premium rates over the past two years.

QBE intermediary distribution is a leader in the highly competitive commercial insurance market with a comprehensive range of corporate, commercial, rural and domestic insurance products. This was recognised during the year when QBE won the prestigious NIBA General Insurer of the Year award for the fourth consecutive year.



"Container train in landscape" 1983-84, Victorian Arts Centre

Pacific Asia Central Europe

PORTFOLIO MIX

GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2005	2004
Professional indemnity	10.4%	9.4%
Marine	11.1%	10.0%
Workers' compensation	6.0%	4.8%
Motor and motor casualty	18.8%	18.8%
Property	24.8%	25.3%
Accident and health	7.5%	8.1%
Liability	7.5%	7.8%
Engineering	3.2%	2.9%
Travel	3.0%	3.8%
Householders	3.5%	2.8%
Other	4.2%	6.3%

Our Pacific Asia Central Europe ("PACE") operations produced another outstanding underwriting result with a combined operating ratio of 82.3% compared with 86.4% last year. 21 of the 24 operations produced an underwriting profit in 2005. The improved underwriting profit was driven by the continued focus on portfolio profitability and a lower frequency of catastrophe losses.

Gross earned premium increased 1% to $688 million. Premium growth was affected by the stronger Australian dollar, a slight reduction in overall premium rates and increased competition. Net earned premium increased 4% to $536 million.

The claims ratio was 40.8% compared with 43.6% last year. The frequency of claims continues to be at an historically low level reflecting the higher premium rates of recent years, improved terms and conditions and the focus on underwriting profitability. The commission ratio was 18.7% compared with 18.1% last year with the increase due to the change in geographic mix. The expense ratio decreased from 24.7% to 22.8%, mainly due to the elimination of a number of duplicate processes in key operations.

We continue to increase business retention and grow our specialist product lines through international and local insurance brokers. We are considering a number of acquisitions that are capable of being bolted on to existing operations. We are targeting businesses where we can obtain management and shareholder control. We will not enter into any arrangements where QBE is not in control of its own destiny.

PACE business is conducted in 24 countries where we have shareholder and management control and a strong distribution base of over 11,000 agents and longstanding business relationships with key insurance brokers. We have excellent relationships with our joint venture partners in Asia and Central Europe.

Strong underwriting profits were achieved in Bulgaria, Fiji, French Polynesia, Hong Kong, Hungary, Indonesia, Macau, Malaysia, New Caledonia, New Zealand, Papua New Guinea, Philippines, Singapore, Slovakia, Solomon Islands, Thailand, Ukraine and Vanuatu. Macedonia, Moldova and the Vietnam joint venture produced small underwriting losses from general insurance. Satisfactory results were achieved in all other countries.

Summary

The merger of APACE operations will bring further synergies to the division. We have exceeded our expected synergies for 2005 and we expect to achieve a further $30 million of synergies by the end of 2007. We have already started to make better use of our diverse professional skills to meet our clients' requirements in the many countries in which we operate.

The 2005 underwriting profit was an outstanding achievement with most of our operations and products producing improved underwriting profits. We will continue to focus on building our businesses in each of the countries in which we operate, including acquisitions that add value, and on exceeding the Group's profit requirements.


"The guiding spheres II" 1979-80, private collection

Through operations in 71 offices in 24 countries, and a geographically diverse network of insurance agencies, brokers and other intermediaries, PACE offers a number of highly specialised products including policies which provide coverage for cargo in transit by sea, land and air.

Our key objectives for 2006 are to:

- complete the integration of divisional resources to deliver synergies and improved customer focus;
- drive further cost reductions by improving processes and cooperation across operating entities;
- launch a new initiative to improve the distribution of new products and capabilities to the Australian and Asia-Pacific markets;
- begin roll out of new information technology platforms across Asia, Central Europe and New Zealand;
- finalise the consolidation of the Australian information technology environment to improve business to business capability, sales and customer retention; and
- target and convert acquisitions that meet our criteria for profit and premium growth.

We expect 2006 underwriting profitability to be strong but with a slightly higher combined operating ratio than 2005. We have a strong team of professionals and management. I extend my appreciation to the team for their loyalty, hard work and dedication during 2005. I also thank our joint venture partners and our intermediaries for their support and assistance throughout the year.

Vince McLenaghan

European operations

KEY RATIOS

FOR THE YEAR ENDED 31 DECEMBER		QBE INSURANCE (EUROPE) 2005	2004	LIMIT 2005	2004	EUROPEAN OPERATIONS 2005	2004
Gross written premium	$M	2,558	2,301	2,236	2,309	4,794	4,610
Gross earned premium	$M	2,370	2,154	2,273	2,265	4,643	4,419
Net earned premium	$M	1,954	1,787	1,743	1,720	3,697	3,507
Claims ratio	%	62.3	67.3	63.6	59.3	62.9	63.4
Commission ratio	%	15.3	15.5	20.3	21.0	17.7	18.2
Expense ratio	%	12.4	12.8	10.6	11.3	11.5	12.1
Combined operating ratio	%	90.0	95.6	94.5	91.6	92.1	93.7
Insurance profit to net earned premium	%	16.8	9.6	12.4	13.9	14.7	11.7

QBE's European operations comprise QBE Insurance (Europe) (formerly European company operations) and the Lloyd's division, trading as Limit.

The combined operating ratio for European operations was 92.1% compared with 93.7% last year. This is an excellent result considering the level of catastrophe claims we experienced during 2005 from Limit and QBE Insurance (Europe), both of which write marine, energy and property reinsurance and insurance risks around the world including the US. The combined operating ratio benefited from our product and geographic diversification, as well as the low frequency of claims on our non-catastrophe exposed businesses.

Gross earned premium increased by 5% to $4,643 million, primarily due to acquisitions during the year and reinstatement premiums from reinstating covers after the catastrophes. Net earned premium increased 5% to $3,697 million.

In 2005, we completed: the acquisition of the MiniBus Plus underwriting agency and its commercial motor business; the acquisition of the Greenhill underwriting agency with offices in France, Spain and Germany; the acquisition by the Group of British Marine and its specialist small tonnage marine underwriting business; and the sale of Garwyn, the non-core loss adjusting business.

QBE Insurance (Europe)

PORTFOLIO MIX



GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2005	2004
Professional indemnity	14.2%	13.0%
Financial and credit	2.8%	4.6%
Marine and aviation	4.6%	4.2%
Accident and health	3.3%	4.8%
Bloodstock	2.3%	2.1%
Property treaty	5.5%	6.2%
Property facultative and direct	9.6%	11.7%
Employers' liability	13.7%	16.8%
Motor vehicle	18.1%	8.1%
Casualty	4.3%	5.1%
Public and product liability	18.8%	21.2%
Other	2.8%	2.2%

QBE Insurance (Europe) writes reinsurance business in Ireland and the UK and insurance business in the UK, France, Spain and Germany.

This division produced an excellent combined operating ratio of 90.0% compared with 95.6% last year. The division had a relatively small net exposure to the US hurricanes through its direct and facultative property and marine excess of loss portfolios. The combined operating ratio benefited from a low frequency of claims on the majority of portfolios not exposed to catastrophes, particularly on the UK and international (non-US) casualty accounts.

Gross earned premium increased 10% to $2,370 million, primarily due to the inclusion of the Ensign motor business previously written in the Lloyd's division, the increased participation on that business for 2005, and acquisitions. Premium growth was also assisted by a strong increase in our business retention and a number of new business and distribution initiatives.

The claims ratio decreased from 67.3% to 62.3%. This improvement reflects the low claims frequency as well as the absence of upgrades for 2001 and prior years on US casualty and motor excess of loss claims which affected results in 2004.

The commission ratio was 15.3% compared with 15.5% for 2004. The slight decrease is due to the change in mix of business. The expense ratio decreased from 12.8% to 12.4%. This reflects the synergies from the restructure announced in September 2004, partly offset by provisions made for dilapidation and other costs incurred to achieve synergies by consolidating premises in the UK.

The general insurance operations produced a combined operating ratio of 84.5% compared with 89.1% last year. The improvement reflects the strong focus on portfolio performance and improved market conditions over the past four years. The UK and international (non-US) casualty portfolios produced excellent results, as did the more niche bloodstock, leisure and sport and crisis management accounts. Our Ensign motor business produced an acceptable return in a more challenging market.



"The bridge builders" 1990, private collection

QBE Insurance (Europe) provides innovative commercial insurance and reinsurance solutions, focusing on specialist risk business in selected markets. QBE is a market leader in the areas of public and product liability, employers' liability and professional indemnity, including cover for architects and engineers.

The combined operating ratio from inward reinsurance operations was 109.6% compared with 113.6% last year reflecting the higher level of catastrophes in both years. The improvement in 2005 is largely due to the absence of prior year upgrades which affected 2004.

For the 2006 underwriting year, most of the reinsurance business written by the London office of QBE Insurance (Europe) has been transferred to Limit. The transfer of this reinsurance business will be more than offset by the MiniBus Plus, Greenhill and British Marine acquisitions made in 2005, together with other new business initiatives on the existing portfolios.

Limit

PORTFOLIO MIX

GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2005	2004
Professional indemnity	13.4%	13.6%
Marine and aviation	9.9%	12.3%
Property	36.0%	36.8%
Casualty	30.2%	31.8%
Other	10.5%	5.5%

In the 2005 underwriting year, Limit was the largest manager and second largest provider of capacity at Lloyd's. QBE provided 100% of capacity for syndicates 566, 2000 and 1036 and 68% of capacity for syndicate 386.

Limit's results for 2005 were materially affected by catastrophe claims. However, the diversification of our business, including an exceptional contribution from the non-US casualty portfolios in syndicate 386, has enabled us to produce a very creditable combined operating ratio of 94.5% compared with 91.6% last year. Limit's net claims from large catastrophes were $285 million compared with $140 million last year.

Gross earned premium was only marginally up on last year at $2,273 million due to the transfer of the Ensign motor business to QBE Insurance (Europe). Premium growth was also affected by slightly lower premium rates and increased competition, particularly for casualty business. Net earned premium increased by 1% to $1,743 million, reflecting synergies achieved by combining reinsurance protections for the reinsurance and marine and energy syndicates.

The claims ratio increased from 59.3% to 63.6%. The increase is due to higher net claims from catastrophes, partly offset by a lower frequency of claims on non-catastrophe exposed classes of business, in particular syndicate 386.

The commission ratio decreased from 21.0% to 20.3%, primarily from a change in mix of business. The expense ratio decreased from 11.3% to 10.6%. Higher incentives for increased profits from syndicate 386 and additional property costs associated with the restructure in 2004 were more than offset by the increased profit commission from external capital providers to syndicate 386.

The combined operating ratio from the general insurance business was 90.2% compared with 91.4%. This excellent result reflects the lower frequency of claims on non-catastrophe exposed business, particularly casualty classes written principally by syndicate 386. The inward reinsurance combined operating ratio was 100.8% compared with 91.9% last year. The increase is due to net claims from catastrophes during 2005.

The transfer of the inward reinsurance business from QBE Insurance (Europe), higher premium rates for property, marine and energy classes and new opportunities will assist premium growth in 2006.

Summary

The major renewal season of 1 January 2006 gives us confidence that an overall increase of around 5% in premium rates can be achieved in 2006 for European operations. The net increase contains significant increases on direct and reinsurance business exposed to catastrophes, particularly in the US, offset by some rate pressures on casualty and non-catastrophe portfolios. The positive impact of the overall premium rate increases will be partly offset by the higher cost of reinsurance.

We have reviewed the impact of the 2005 hurricanes on our business and made further changes to our risk profile to improve the reward for our shareholders. Our exposure to windstorms will be reduced on the east coast of the US and Gulf of Mexico for property and offshore energy business. We have also significantly reduced the capacity provided to US nationwide property insurers.

The expected overall increase in premium rates together with the MiniBus Plus and Greenhill acquisitions and the Group's acquisition of British Marine will assist gross written premium growth in 2006. We are looking at opportunities to further diversify our products and our continental European operations. We have exceeded our initial targets for synergies from the restructure of European operations in September 2004 and we expect to achieve the previously announced synergies during 2006 and 2007.

Our extensive risk management and conservative reinsurance purchasing have enabled us to achieve a very acceptable underwriting result for 2005. This, together with the overall premium rate increases, further changes to our portfolios and expense synergies, gives us confidence regarding our performance for 2006.



"The traveller" 1973, Queensland Art Gallery

QBE's European operations is recognised as a leader in providing insurance cover in the UK for commercial motor risks, specialising in insurance protection for bus and minibus transport.

Our key objectives for 2006 are to:

- deploy our specialist products to a wider client base through our enhanced distribution channels from 2005 acquisitions;
- deliver previously announced back office integration synergies by 31 December 2006 one year ahead of plan and develop a second phase, incremental cost saving plan;
- seek acquisition opportunities that meet QBE criteria and address local priorities of diversifying product mix and geographic spread;
- work with regulators and market associations to achieve local industry priorities e.g. contract certainty; and
- continue to refine risk management processes and techniques that protected the result and balance sheet so effectively in 2005 including aggregate exposure management and a conservative reinsurance strategy.

The past 15 months have seen significant changes in our European operations as a result of the restructure and our determination to improve returns for our shareholders. I am extremely pleased that we have been able to make these changes with little turnover of our key staff. I appreciate the enormous support that I have received from my team. I thank them for their focus, hard work and their contribution to the strong 2005 result.

Steven Burns



the Americas

KEY RATIOS

FOR THE YEAR ENDED 31 DECEMBER		2005	2004
Gross written premium	$M	1,492	1,382
Gross earned premium	$M	1,435	1,354
Net earned premium	$M	843	766
Claims ratio	%	60.0	59.3
Commission ratio	%	25.5	27.0
Expense ratio	%	7.4	7.2
Combined operating ratio	%	92.9	93.5
Insurance profit to net earned premium	%	10.3	7.0

PORTFOLIO MIX



GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2005	2004
Property	37.4%	36.7%
Casualty	25.0%	25.1%
Motor and motor casualty	13.3%	17.4%
Accident and health	15.5%	17.4%
Workers' compensation	2.8%	1.4%
Other	6.0%	2.0%

QBE the Americas comprises general insurance and reinsurance businesses in the United States and Colombia, reinsurance businesses in Panama, Mexico and Peru and general insurance businesses in Argentina and Brazil.

QBE the Americas has again increased its underwriting profit despite the worst year on record for catastrophes. The combined operating ratio was an excellent 92.9% compared with 93.5% last year.

Gross earned premium increased 6% to $1,435 million. This follows a slight overall increase in premium rates, higher retention of business and the acquisition of general insurance businesses in Bogota, Colombia (June 2005) and Colorado, USA (September 2005).

Net earned premium increased 10% to $843 million. Business ceded to highly rated reinsurers includes a substantial amount of proportional reinsurance on general insurance programme business. This generates overriding commissions and profit commissions for QBE. Of the total reinsurance cost of $592 million, 71% related to proportional reinsurance. QBE's reinsurance captive, Equator Re, participates on a number of these proportional reinsurance programmes.

The net claims ratio was 60.0% compared with 59.3% last year. Our continued low claims ratio is due to our focus on portfolio profitability, extensive reinsurance protections, the general improvements in policy terms and conditions in recent years and our very low exposure to long tail US casualty business.



"City landscape" 1969-70. Art Gallery of NSW

During 2005 QBE acquired the Colorado based National Farmers Union Property and Casualty Company which writes personal and commercial business in nine mid-west states, including an exclusive agency with the National Farmers Union, and is also a leading national underwriter of rural telecommunications business.

The commission ratio was 25.5% compared with 27.0% last year, with the reduction mainly due to profit and overriding commissions from the proportional reinsurance protections. The expense ratio increased slightly from 7.2% to 7.4%, primarily from the higher expense ratio on acquisitions made during the year, increased staff incentives from improved insurance profitability and increased costs of information technology, compliance and risk management.

General insurance business now represents 71% of total gross written premium compared with 67% last year. This increase reflects our strategy of focusing on general insurance programme business and general insurance acquisitions and, where possible, converting reinsurance relationships into primary insurance. The combined operating ratio from our general insurance business was 93.0% compared with 94.7% last year. Our reinsurance business, which is primarily US regional and Latin American business, produced a combined operating ratio of 92.6% compared with 92.0% last year. The result was impacted by net claims from catastrophes.

All products produced satisfactory underwriting results, as did the acquisitions made during the year. Our focus on selected regional portfolios in the US means that we are not as exposed to major catastrophes as others who write nationwide accounts and large risks. We generally do not write long tail US casualty or US workers' compensation business.

We continue to build on our relationships with our existing client base, pursue acquisitions that meet our criteria and add new general insurance programme businesses with profitable track records. We are a leader in the market segments in which we operate.

We expect gross written premium to grow by more than 15% in 2006 as a result of the acquisitions completed in 2005 and higher overall premium rates. The cost of our reinsurance has increased but this will be substantially exceeded by the premium rate increases on the majority of business renewed and written during the year. We are reviewing a number of acquisitions and new opportunities, some of which we expect will be converted in 2006.

The QBE team in the Americas is proud of its performance in recent years. We have absorbed 2001 and prior year upgrades of claims from business no longer written and still met the Group's profit requirements. Our focus is on further increasing the profits for our shareholders and building on our excellent businesses throughout the Americas. We will continue to analyse market conditions and look for further opportunities for profitable growth. We remain committed to pricing adequacy, underwriting integrity and a counter-cyclical approach to insurance and reinsurance for property, casualty and health business using our admitted and non-admitted licences. The recent acquisition of National Farmers Union Property and Casualty introduces us to regional US personal lines insurance which is consistent with our strategy of "focused diversification".

Our key objectives for 2006 are to:

- fully integrate our newly acquired businesses in the US and Latin America;
- achieve portfolio profitability targets in our approved business plans;
- continue to pursue acquisition opportunities consistent with QBE's criteria and objectives;
- further enhance product development in trade credit and other specialist classes; and
- reduce the expense ratio through information technology and infrastructure improvements and synergies.

I express my sincere appreciation for the enormous support and loyalty that I have received from our team in the Americas and for their contribution to the strong insurance profit for 2005.

Tim Kenny

Investments

INVESTMENT INCOME

FOR THE YEAR ENDED 31 DECEMBER	2005 $M	2004 $M
Dividends	41	52
Interest	567	483
Realised gain on the sale of controlled entities	11	–
Other income	8	14
	627	549
Realised gains (losses) on fixed interest securities	61	(31)
Realised gains on equities	94	54
Unrealised gains on fixed interest securities	26	18
Unrealised gains on equities	35	47
Net fair value gains on financial assets	216	88
Gross investment income	843	637

Investment income for 2005 was well ahead of budget and our internal investment benchmarks. This outperformance was due to our active investment management and strong equity markets in Australia and Europe. The results for the year were achieved on our low risk investment strategy with targets based on achieving absolute returns. Our investment team has outperformed the absolute return targets in six out of the past seven years.

Gross investment income was $843 million compared with $637 million last year. The Group's gross investment yield on cash and fixed interest securities increased from 3.9% to 4.3% and the overall gross yield including equities was 5.2% compared with 4.8% last year. Net investment income including borrowing costs, foreign exchange gains and losses and investment expenses increased from $519 million to $718 million. The gross and net investment income included realised and unrealised gains on equities of $129 million before tax compared with gains of $101 million before tax last year. Due to our concerns about the high level of equity markets, we locked in a substantial portion of our equity gains in August and September through the use of derivatives.

At 31 December 2005 we held listed equities at 3.7% of total investments and cash. Our equity portfolio, which was substantially protected by derivatives, was invested 54% in Australia, 37% in the UK, 2% in the US and 7% in portfolios in other countries. Our cash and fixed interest portfolios have an average maturity of 0.6 years with only one small portfolio in a recent acquisition having an investment maturity over three years. We expect the duration to increase in 2006 as interest rate cycles reach their peak.

The strong cash flow and recent acquisitions have resulted in a 17% increase in net invested funds from $13.2 billion at 31 December 2004 to $15.5 billion at 31 December 2005. We continue to maintain a policy of matching liabilities with assets of the same currency where practical and matching all "tradable" overseas shareholders' funds back into Australian dollars. The nature of our business is such that we will have slight mismatches from time to time which, for 2005, has resulted in a small exchange gain of $3 million compared with a gain of $51 million last year. The gain in 2004 arose principally due to adjustments on transition to AIFRS, which are explained in note 2 to the financial statements.

Our low risk absolute return strategy remains in place. In the current environment this means a relatively short duration fixed income portfolio and for equities, which are held mainly to support our shareholders' funds, gradually rebuilding our portfolio on a selective basis.

The rise in US interest rates over the past 12 months, the substantial increase in investment funds in 2005 and our expectation of continued strong cash flow create a positive outlook

Approximately 99% of investments held by the Group are highly liquid.



"The Reservoir Centennial Park" 1988-89. Queensland Art Gallery

for investment income in 2006. We expect interest rates to increase slightly in the US and there are reasonable indications that some equity markets will continue to rise, albeit at a much lower rate than 2005. Our comprehensive investment model, which enables us to review the implications of numerous investment scenarios and asset allocations, has been a valuable tool for actively managing our investment portfolio.

Our key objectives for 2006 are to:

- achieve or outperform our absolute return targets for 2006;
- maintain tight control over the risk profile of our investment portfolio;
- continue investing in our people and our systems; and
- contain costs as a percentage of funds under management to internationally competitive levels.

Our investment team has excelled in 2005 with a substantial outperformance on financial targets and internal benchmarks. I appreciate the enormous support that I received from my team during the past year.

Mark ten Hove

TOTAL INVESTMENTS AND CASH

AS AT	31 DECEMBER 2005 $M	31 DECEMBER 2005 %	31 DECEMBER 2004 $M	31 DECEMBER 2004 %
Cash	1,061	6.0	1,121	7.5
Short term money	8,292	47.1	5,482	36.6
Fixed interest securities and other	7,537	42.9	6,957	46.5
Equities	674	3.8	1,383	9.2
Investment properties	33	0.2	32	0.2
Total investments and cash	17,597	100.0	14,975	100.0

CURRENCY MIX

MARKET VALUE OF EQUITIES	2005 %	2004 %	MARKET VALUE OF TOTAL INVESTMENTS AND CASH	2005 %	2004 %
Australian dollar	53.8	36.7	Australian dollar	30.2	28.0
US dollar	2.2	22.8	US dollar	23.3	25.5
Sterling	37.1	28.2	Sterling	33.8	34.1
Other	6.9	12.3	Other	12.7	12.4

QBE is incorporated in Australia, is listed on the Australian Stock Exchange ("ASX") and trades under the code "QBE".

Annual General Meeting ("AGM")
11:00am Friday, 7 April 2006
The Westin Hotel, 1 Martin Place
Sydney NSW Australia

Voting rights of ordinary shares
The constitution provides for votes to be cast:

- on a show of hands, one vote for each shareholder; and
- on a poll, one vote for each fully paid ordinary share.

Shareholder information and enquiries
Most enquiries and correspondence regarding shareholdings can be directed to QBE's share registrar:

Link Market Services Limited
(formerly ASX Perpetual Registrars Limited)
Locked Bag A14
Sydney South NSW 1235 Australia

Level 12, 680 George Street
Sydney NSW 2000 Australia

Telephone: +61 2 8280 7158
Facsimile: +61 2 9287 0303
Internet: www.linkmarketservices.com.au
Email: registrars@linkmarketservices.com.au

Please quote your Securityholder Reference Number ("SRN") and provide details of your previous address for security purposes.

If you are broker sponsored, queries relating to incorrect registrations and changes to name and/or address can only be processed by your stockbroker. Link Market Services ("Link") cannot assist you with these changes. Please quote your Holder Identification Number ("HIN").

Relevant interests register
Orient Capital Pty Limited of 20 Bridge Street, Sydney NSW 2000, Australia maintains QBE's register of information about relevant interests. The register contains any responses from custodians on and after 1 January 2005 to searches relating to the beneficial ownership of QBE's shares. Shareholders and other parties can telephone Orient Capital on +61 2 9251 2700 or facsimile on +61 2 9251 1299 if they wish to inspect this register.

Shareholding details online
View your shareholdings and update your details online at the Link investor service centre website. You will be asked to provide either your SRN or HIN, your surname and postcode.

You may receive dividend statements, notices of meetings, annual reports and major company announcements electronically by registering your email address at the Link investor service centre website.

Online proxy voting is available through the Link investor service centre website.

Removal from annual report mailing list
If you do not wish to receive a copy of the annual report, please notify Link in writing or visit the Link investor service centre website.

The half yearly results summary to 30 June 2006 will be mailed with the interim dividend. The next annual report for the year ending 31 December 2006 will be distributed in March 2007. QBE does not produce a concise financial report.

Tax File Number ("TFN"), Australian Business Number ("ABN") or exemption
You can confirm whether you have lodged your TFN, ABN or exemption by visiting the Link investor service centre website. If you choose not to lodge these details, QBE is obliged to deduct tax at the highest marginal rate (plus the Medicare levy) from the unfranked portion of dividends paid. Australian shareholders living abroad should advise Link of their resident status as limited exemptions to tax deductions may apply. TFN forms are available from Link or can be downloaded from either the QBE or Link websites.

Dividends
QBE revised the terms of its Dividend Reinvestment Plan ("DRP") and Dividend Election Plan ("DEP") in January 2004. In particular, the revised terms:

- require a minimum shareholding of 100 shares for participation; and
- round the dividend amount up or down to the nearest whole cent and round the number of shares allocated up or down to the nearest whole share, rather than the previous practice of rounding up.

The DRP enables you to apply to subscribe for additional shares. The DEP is a bonus share plan whereby the dividend entitlement is forgone for bonus shares in lieu of the dividend.

Participants may change their election to participate in the DRP and DEP at any time. DRP/DEP election cutoff dates and application forms are available from QBE's website.

QBE encourages shareholders to have cash dividends credited directly to a bank, building society or credit union account in Australia, to eliminate delays in funds clearance and to significantly reduce the risk of loss or theft. A dividend advice confirming the deposit details is either mailed to you or is available online on the payment date.

Unpresented cheques/unclaimed monies
Under the *Unclaimed Moneys Act 1962*, unclaimed dividends must be given to the state treasury. It is very important that shareholders bank outstanding dividend cheques promptly and advise Link immediately of changes of address or bank account details.

Privacy legislation
Chapter 2C of the *Corporations Act 2001* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in QBE's share register. These details must continue to be included in the public register even if you cease to be a security holder. A copy of the privacy policy is available on Link's website.

Registered office
QBE Insurance Group Limited
Level 2, 82 Pitt Street
Sydney NSW 2000 Australia

Telephone: +61 2 9375 4444
Facsimile: +61 2 9235 3166
Internet: www.qbe.com

QBE website
QBE's website provides investors with information about QBE including annual reports, half yearly reports and announcements to the ASX. The website also offers regular QBE share price updates, a calendar of events, a brief history of QBE's dividends, access to standard forms (change of address, direct credit advice and more) and the ability to verify shareholding details.

RECENT QBE DIVIDENDS

DATE PAID	TYPE	RECORD DATE	CENTS PER SHARE	FRANKING %
1 April 1998	interim	11 March 1998	8.0	50
2 October 1998	final	15 September 1998	18.0	50
26 March 1999	interim	5 March 1999	8.5	50
1 October 1999	final	10 September 1999	18.5	50
31 March 2000	interim	10 March 2000	14.0	10
29 September 2000	final	11 September 2000	15.0	35
12 April 2001	final	26 March 2001	16.0	30
28 September 2001	interim	7 September 2001	16.5	25
12 April 2002	final	25 March 2002	13.5	15
3 October 2002	interim	13 September 2002	16.5	12
11 April 2003	final	19 March 2003	18.5	12
25 September 2003	interim	1 September 2003	20.0	15
25 March 2004	final	9 March 2004	22.0	30
20 September 2004	interim	30 August 2004	24.0	50
23 March 2005	final	7 March 2005	30.0	50
16 September 2005	interim	29 August 2005	33.0	50

TOP TWENTY SHAREHOLDERS AS AT 31 JANUARY 2006

NAME OF REGISTERED SHAREHOLDER	NUMBER OF SHARES	% OF TOTAL
JP Morgan Nominees Australia Limited	186,273,193	23.45
Westpac Custodian Nominees Limited	140,798,739	17.73
National Nominees Limited	115,624,018	14.56
ANZ Nominees Limited	64,062,596	8.07
Citicorp Nominees Pty Limited	44,115,317	5.56
Cogent Nominees Pty Limited	22,058,546	2.78
Queensland Investment Corporation (c/- National Nominees Limited)	15,994,253	2.01
HSBC Custody Nominees (Australia) Limited	9,997,765	1.26
AMP Life Limited	9,834,781	1.24
Westpac Financial Services Limited	7,306,872	0.92
UBS Nominees Pty Ltd	3,979,243	0.50
RBC Dexia Investor Services Australia Nominees Pty Limited	3,475,564	0.44
Victorian WorkCover Authority (c/- National Nominees Limited)	3,401,763	0.43
IAG Nominees Pty Limited	3,032,504	0.38
Suncorp Custodian Services Pty Limited	2,869,268	0.36
Australian Foundation Investment Company Limited	2,459,487	0.31
Perpetual Trustee Company Limited	2,284,048	0.29
Transport Accident Commission (c/- National Nominees Limited)	1,898,105	0.24
Choiseul Investments Limited	1,636,235	0.21
UBS Wealth Management Australia Nominees Pty Limited	1,487,588	0.19
TOTAL	**642,589,885**	**80.93**

QBE SUBSTANTIAL SHAREHOLDERS AS AT 31 JANUARY 2006

NAME	NUMBER OF SHARES[1]	% OF TOTAL[1]	DATE OF NOTICE
UBS Nominees Pty Ltd and its related bodies corporate	71,138,018	9.15	21 December 2005
The Capital Group Companies Inc	61,499,274	7.91	22 December 2005
AXA Asia Pacific Holdings Limited	40,795,608	5.25	9 December 2005
Barclays Global Investors Australia Limited	38,779,454	5.04	27 July 2005

(1) % of total at date of notice.

DISTRIBUTION OF SHAREHOLDERS AND SHAREHOLDINGS AS AT 31 JANUARY 2006

SIZE OF HOLDING	NUMBER OF SHAREHOLDERS	%	NUMBER OF SHARES	%
1-1,000	19,927	47.79	10,380,803	1.31
1,001-5,000	17,747	42.56	39,398,029	4.96
5,001-10,000	2,352	5.64	16,537,855	2.08
10,001-100,000	1,499	3.60	36,010,464	4.54
100,001 or more	171	0.41	691,684,543	87.11
TOTAL	**41,696**	**100.00**	**794,011,694**	**100.00**

SHAREHOLDINGS OF LESS THAN A MARKETABLE PARCEL AS AT 31 JANUARY 2006

	NUMBER OF SHAREHOLDERS	%	NUMBER OF SHARES	%
Holdings of 26 or less shares	614	1.47	7,843	0.00

Financial calendar and ASX announcements

FINANCIAL CALENDAR

2006	
23 February	Profit and dividend announcement for the year ended 31 December 2005
	Annual report available on website
6 March	Shares begin trading ex-dividend
7 March	Annual report posted to shareholders with notice of AGM and proxy form
10 March	Record date for determining shareholders' entitlement to 2005 final dividend payment
29 March	2005 final dividend paid
7 April	Annual General Meeting
30 June	Half year end
16 August*	Profit and dividend announcement for the half year ending 30 June 2006
23 August*	Shares begin trading ex-dividend
29 August*	Record date for determining shareholders' entitlement to 2006 interim dividend payment
14 September*	2006 interim dividend paid
31 December	Year end

* Dates to be confirmed

QBE ANNOUNCEMENTS TO THE ASX

	2005
Announced further exercise of options on achievement of performance hurdles in respect of a 2004 acquisition	21 December
Announced appointment of Isabel Hudson to QBE's board of directors	4 November
Announced acquisition of specialist marine insurer, British Marine Holdings Limited	27 September
Confirmed that QBE's exposure to Hurricane Katrina is within the Group's substantial allowance for large losses and catastrophes	6 September
Announced record half year profit and interim dividend	17 August
Announced acquisition of the UK underwriting agency, MiniBus Plus	16 August
Announced acquisition of US insurance company, National Farmers Union Property and Casualty Company	28 July
Issued statement in response to London terrorist attacks	8 July
Announced changes to structure of senior executive team	2 May
2005 AGM	8 April
Announced acquisitions in Latin America and Europe	1 March
Announced a record 2004 profit and increased dividend	24 February
Announced further conversion of QBE LYONs securities into ordinary shares of the company. Subsequent conversions announced 16 February, 18 February, 25 February, 23 March, 24 March, 3 May, 23 June, 20 July, 19 September and 23 December	4 February
Announced exercise of options issued to a third party as part of the consideration for the acquisition of insurance agency distribution businesses in Australia	14 January



John Cloney, Len Bleasel AM, The Hon Nick Greiner AC, Isabel Hudson, Belinda Hutchinson, Charles Irby, Irene Lee and Frank O'Halloran

John Cloney

ANZIIF, FAIM, FAICD, AGE 65

CHAIRMAN

Mr Cloney joined QBE as managing director in 1981. He retired in January 1998, at which time he became a non-executive director. He was appointed deputy chairman in April 1998 and chairman in October 1998. He is chairman of the chairman's and funding committees, and a member of the investment and remuneration committees. Mr Cloney is a director of Boral Limited, Maple-Brown Abbott Limited and Patrick Corporation Limited. He is chairman of the Create Foundation, a member of the ABN AMRO advisory council and a trustee of the *Sydney Cricket & Sports Ground Trust.*

Len Bleasel AM

FAIM, FAICD, AGE 63

Mr Bleasel was appointed an independent non-executive director of QBE in January 2001. He is chairman of the remuneration committee and a member of the audit committee. Mr Bleasel is chairman of Scopenergy Limited. He is also chairman of the Zoological Parks Board of NSW, a member of the ABN AMRO advisory council and is on the advisory boards of various charities.

The Hon Nick Greiner AC

BEc, MBA, AGE 58

Mr Greiner was appointed an independent non-executive director of QBE in September 1992. He is a member of the audit, chairman's, funding and remuneration committees. He is chairman of Bradken Limited and Bilfinger Berger Australia, deputy chairman of Stockland Trust Group and a director of McGuigan Simeon Wines Limited. He is a trustee of the Sydney Theatre Company and a director of South Sydney Rugby League Club.

Isabel Hudson

MA, FCII, AGE 46

Ms Hudson is based in the UK and was appointed an independent non-executive director of QBE in November 2005. She is a member of the audit and remuneration committees. Ms Hudson is a non-executive director of Fineos Corporation Limited. She is a member of the committee of Scope, a UK charity.

Belinda Hutchinson

BEc, FCA, AGE 52

Ms Hutchinson was appointed an independent non-executive director of QBE in September 1997. She is chairman of the investment committee and a member of the audit and funding committees. She is president of the State Library of NSW Council and a director of Coles Myer Ltd, St Vincent's & Mater Health Sydney Limited and Telstra Corporation Limited. Ms Hutchinson is a consultant to Macquarie Bank.

Charles Irby

FCA (ENGLAND & WALES), AGE 60

Mr Irby is based in the UK and was appointed an independent non-executive director of QBE in June 2001. He is a member of the investment committee and chairman of the European operations' audit committee. He is chairman of Aberdeen Asset Management plc and a director of Great Portland Estates plc and North Atlantic Smaller Companies Investment Trust plc. Mr Irby is also a trustee and governor of King Edward VII's Hospital Sister Agnes.

Irene Lee

BA, BARRISTER-AT-LAW, AGE 52

Ms Lee was appointed an independent non-executive director of QBE in May 2002. She is chairman of the audit committee and a member of the funding and investment committees. Ms Lee is a director of Mariner Financial Limited, Record Investments Limited, Ten Network Holdings Limited and ING Bank (Australia) Limited. She is a member of the Takeovers Panel, the advisory council of JP Morgan Australia and the executive council of the UTS Faculty of Business. Ms Lee is also a trustee of the Art Gallery of New South Wales.

Frank O'Halloran

FCA, AGE 59

CHIEF EXECUTIVE OFFICER

Mr O'Halloran was appointed chief executive officer in January 1998 and is a member of the chairman's, funding and investment committees. He joined QBE in 1976 as Group financial controller. He was appointed chief financial officer in 1982, joined the board as director of finance from 1987 to 1994 and was director of operations from 1994 to 1997. He has had extensive experience in professional accountancy for 14 years and insurance management for over 29 years.

This statement aims to disclose as clearly and objectively as possible QBE's corporate governance standards and practices so that they can be readily understood by our shareholders, policyholders and other stakeholders. QBE also continues to focus on other equally important issues such as the strength of its outstanding claims provision, the quality of its reinsurers and the depth of its culture of honesty, integrity and business acumen.

BOARD OF DIRECTORS

Directors are selected to achieve a broad range of skills, experience and expertise complementary to the Group's activities. These details for individual directors are included on page 39 and can also be found on the QBE website. The board comprises eight directors being the chairman, the chief executive officer and six independent non-executive directors, using the "independence" definition of the ASX Corporate Governance Council. Applying this definition, the board has determined that a non-executive director's relationship with QBE as a professional adviser, consultant, supplier, customer or otherwise is not material unless amounts paid under that relationship exceed 1% of the Group's revenue or expenses.

A majority of the board is independent, being six out of eight directors. The roles of chairman and chief executive are not exercised by the same individual.

As a general guide, the board has agreed that a non-executive director's term should be approximately 10 years. The board considers that a mandatory limit on tenure would deprive the Group of valuable and relevant corporate experience in the complex world of international general insurance and reinsurance. Although The Hon NF Greiner AC has been a non-executive director for more than 10 years, the other directors believe that he remains independent of management and continues to demonstrate independent judgment in decision making.



The chairman has 50 years involvement in the insurance industry, including over 16 years as managing director of QBE until he retired in January 1998. He became chairman in October 1998. The chairman's former executive capacity with QBE has been fully disclosed to shareholders, who re-elected him as a director by an overwhelming majority at the 2003 AGM. QBE's other directors consider that the chairman exercises independent judgment. Further, they believe it is in shareholders' and policyholders' interests to retain his wealth of experience and have resolved that he should continue in that role. However, the chairman is not considered to be an "independent" director as recommended by the ASX Corporate Governance Council because there was less than a three year period between him acting as managing director and being appointed chairman.

The chairman oversees the performance of the board, its committees and each director. The board review procedure involves a periodic assessment of the entire board, with the review of each director comprising a combination of written questions and answers covering areas concerned and interviews with each director. The chairman reports the overall result to the board as a whole and it is discussed by all directors. This review procedure is a precursor to other directors determining whether to support, via the notice of meeting, a non-executive director for re-election at an AGM.

QBE's constitution provides that no director except the chief executive officer shall hold office for a continuous period in excess of three years or past the third annual general meeting following a director's appointment, whichever is the longer, without submission for re-election at the next AGM. Under QBE's constitution, there is no maximum fixed term or retirement age for non-executive directors.

Directors advise the board on an ongoing basis of any interest they have that they believe could conflict with QBE's interests. If a potential conflict does arise, either the director concerned may choose not to, or the board may decide he or she should not, receive documents or take part in board discussions whilst the matter is being considered.

Under QBE's constitution, management of the Group is vested in the board. In particular, the board:

- oversees corporate governance;
- selects and supervises the chief executive officer;
- provides direction to management;
- approves the strategies and major policies of the Group;
- monitors the achievement of strategies and policies;
- monitors performance against plan;
- considers regulatory compliance; and
- reviews human resources (including succession planning), information technology and other resources.



"The directors" 1977, Art Gallery of Western Australia

The board ensures it has the information it requires to be effective including, where necessary, external professional advice. A non-executive director may seek such advice at the company's cost with the consent of the chairman. All directors would receive a copy of such advice. Non-executive directors may attend relevant external training courses at QBE's cost with the consent of the chairman.

Strategic issues and management's detailed budgets and three year business plans are reviewed at least annually by the board. The board receives updated forecasts during the year. Visits by non-executive directors to the Group's offices in key locations are encouraged. To help the board to maintain its understanding of the business and to effectively assess management, directors have regular presentations by the divisional chief executive officers and other senior managers of the various divisions on topics including budgets, three year business plans and operating performance, and have contact with senior employees at numerous times and in various forums during the year. The board meets regularly in Australia and at least once a year overseas. Each meeting normally considers reports from the chief executive officer and chief financial officer together with other relevant reports. The board regularly meets in the absence of management. The chairman and chief executive officer in particular, and board members in general, have substantial contact outside board and committee meetings.

COMMITTEES

The board is supported by several committees which meet regularly to consider the audit process, investments, remuneration and other matters. The main committees of the board are the audit committee, the investment committee and the remuneration committee. These committees operate under a written charter approved by the board. Any non-executive director may attend a committee meeting. The committees have direct and unlimited access to QBE's senior managers during their meetings and may consult external advisers when necessary at QBE's cost, including requiring their attendance at committee meetings. Committee membership is reviewed regularly.

In addition, the board has established a chairman's committee, comprising the chairman, a non-executive director, currently The Hon NF Greiner AC, and the chief executive officer, and a funding committee, comprising the chairman, The Hon NF Greiner AC, Ms BJ Hutchinson, Ms IYL Lee and the chief executive officer. These committees meet as required, including to deal with such matters as are referred by the board from time to time.

The board regularly discusses its composition and is involved in the selection of new members. All directors are members of the nomination committee. External consultants may be engaged where necessary to search for prospective board members. The board has adopted non-executive director nomination guidelines. As a relatively small board of eight directors (including the chief executive officer), the directors believe that this is an efficient mechanism for dealing with this issue.

Details of directors' attendance at board and committee meetings are outlined in the table of meeting attendance set out in the directors' report on page 49. A report on each committee's last meeting is provided to the next board meeting. The company secretary acts as secretary to all committees.

Audit committee

The membership of the audit committee may only comprise non-executive directors. The audit committee normally meets four times a year. The chairman must be a non-executive director who is not the chairman of the board. The current members are Ms IYL Lee (chairman), Mr LF Bleasel AM, The Hon NF Greiner AC, Ms IF Hudson and Ms BJ Hutchinson.

The role of the audit committee is to oversee the integrity of QBE's financial reporting process. This includes review of:

- the quality of financial reporting to the Australian Securities and Investments Commission ("ASIC"), ASX and shareholders;
- the consolidated entity's accounting policies, practices and disclosures; and
- the scope and outcome of external and internal audits.

The audit committee's responsibilities include the financial statements (including items such as the outstanding claims provision, reinsurance recoveries and income tax), external and internal audit, risk management, internal controls, compliance other than regulatory compliance and significant changes in accounting policies.

The chairman of the board, other non-executive directors and the Group actuary normally attend audit committee meetings which consider the 30 June and 31 December financial reports. Meetings of the audit committee normally include, by invitation, the chief executive officer, the chief financial officer, the chief risk officer, the Group internal audit manager and the external auditor. On occasion, other relevant senior managers also attend.

The audit committee has direct and unlimited access to the external auditor. The external auditor, the Group internal audit manager and the Group actuary have direct and unlimited access to the audit committee.

The chief executive officer and chief financial officer provide the board with certificates in relation to the financial reports and risk management as recommended by the ASX Corporate Governance Council and as required by the *Corporations Act 2001*.

External auditor independence

QBE firmly believes that the external auditor must be, and must be seen to be, independent. The external auditor confirms its independence in relation to the 30 June and 31 December financial reports and the audit committee confirms this by separate enquiry. The audit committee has contact with the external auditor in the absence of management in relation to the 30 June and 31 December financial reports and otherwise as required. The external auditor normally confers with the audit committee in the absence of management as part of each meeting.

QBE has issued an internal guideline on external auditor independence. Under this guideline, the external auditor is not allowed to provide the excluded services of preparing accounting records, financial reports or asset or liability valuations.

Furthermore, it cannot act in a management capacity, as a custodian of assets or as share registrar. The board believes some non-audit services are appropriate given the external auditor's knowledge of the Group. QBE may engage the external auditor for non-audit services other than excluded services subject to the general principle that fees for non-audit services should not exceed 30% of all fees paid to the external auditor in any one financial year. External tax services are generally provided by an accounting firm other than the external auditor.

The external auditor has been QBE's auditor for many years. As a diverse international group, QBE requires the services of one of a limited number of international accounting firms to act as auditor. It is the practice of QBE to review from time to time the role of the external auditor. The *Corporations Act 2001*, Australian professional auditing standards and the external auditor's own policy deal with rotation and require rotation of the lead engagement partner after five years. In accordance with such policy, the lead engagement partner of the external auditor rotated in 2004.

Investment committee

The membership of the investment committee comprises four non-executive directors and one executive director. The investment committee normally meets three times a year. The chairman must be a non-executive director who is not the chairman of the board. The current members are Ms BJ Hutchinson (chairman), Mr EJ Cloney, Mr CLA Irby, Ms IYL Lee and Mr FM O'Halloran. Meetings of the investment committee normally include, by invitation, the Group general manager, investments and the chief financial officer.

The role of the investment committee is to oversee QBE's investment activities. This includes review of:

- investment objectives and strategy;
- investment risk management;
- currency, equity and fixed interest exposure limits;
- credit exposure limits with financial counterparties; and
- Group treasury.

The investment committee's responsibilities include review of economic and investment conditions as they relate to QBE, approval of management's recommended investment strategy and review of investment performance, including the performance of QBE's defined benefit superannuation funds.

Remuneration committee

The membership of the remuneration committee may only comprise non-executive directors. The remuneration committee normally meets four times a year. The chairman must be a non-executive director who is not the chairman of the board. The current members are Mr LF Bleasel AM (chairman), Mr EJ Cloney, The Hon NF Greiner AC and Ms IF Hudson. Meetings of the remuneration committee normally include, by invitation, the chief executive officer and the Group general manager, human resources.

The role of the remuneration committee is to oversee QBE's general remuneration practices. The remuneration committee's responsibilities include:

- recommendation of the total remuneration cost ("TRC") of the chief executive officer and approval of the TRC of other members of the Group executive;
- review and approval of short and long term incentives such as equity based plans;
- review of superannuation;
- review of performance measurement criteria and other major human resource practices;
- review of personal development plans for the Group executive and other senior positions; and
- recommendations on non-executive director remuneration.

QBE has operations and staff in 41 countries with differing laws and customs. QBE's remuneration policy therefore needs to reflect the fact that QBE is a global organisation, whilst also taking into account local remuneration levels and practices.

Details of remuneration

Details of remuneration of employees and non-executive directors, including employee entitlements under the Employee Share and Option Plan and Long Term Incentive ("LTI") arrangements are included in the remuneration report on pages 51 to 57 and in notes 27 and 28 to the financial statements.

RISK MANAGEMENT

QBE's core business is the underwriting of risk. The Group's successful performance over many years clearly establishes its substantial risk management credentials.

Diversification is used as a tool to reduce the Group's overall insurance risk profile by spreading exposures, thereby reducing the volatility of results. QBE's approach is to diversify insurance risk, both by product and geographically. Product diversification is achieved through a strategy of developing strong underwriting skills in a wide variety of classes of business. A combination of core and specialty products under the control of proven employees skilled in such products allows QBE to lead underwrite in many of the markets in which we operate. Geographic diversification is achieved by operating in 41 countries.

QBE has a global risk management framework that defines the risks that QBE is in business to accept and those that we are not, together with the key risks that QBE needs to manage and the framework and standards of control that are needed to manage those risks.

The foundation of our risk management is the obligation and desire to manage our future and create wealth for our shareholders by maximising profitable opportunities through:

- adequate pricing of risk;
- avoiding unwelcome surprises by reducing uncertainty and volatility, such as by controlling aggregate exposures and maintaining sound reinsurance arrangements;
- optimising risk and more effectively allocating capital and resources by assessing the balance of risk and reward;
- achieving competitive advantage through better understanding of the risk environment in which we operate;
- complying with laws and internal procedures; and
- improving resilience to external events.

The Group has established internal controls to manage risk in the key areas of exposure relevant to its business. The broad risk categories are insurance risk, acquisition risk, operational risk and funds management and treasury risk. Internal controls and systems are designed to provide reasonable assurance that the assets of the Group are safeguarded, insurance and investment exposures are within desired limits, reinsurance protections are adequate, counterparties are subject to security assessment and foreign exchange exposures are within predetermined guidelines. The board approves annually a comprehensive risk management strategy ("RMS") and reinsurance management strategy ("REMS"), both of which are lodged with the Australian Prudential Regulation Authority ("APRA"). The RMS deals with all areas of significant business risk to the Group. The REMS covers topics such as the Group's risk tolerance and the Group's strategy in respect of the selection, approval and monitoring of all reinsurance arrangements. The Group security committee assesses reinsurer counterparty security. This management committee normally meets four times a year and holds special meetings as required.

While the RMS and REMS are approved by the board, QBE believes that managing risk is the responsibility of the business units and that all staff need to understand and actively manage risk. The business units are supported by compliance teams and by Group senior management. Information is provided on pages 14 and 15 of the annual report and in notes 4 and 5 to the financial statements.

Internal audit
A global internal audit function is critical to the risk management process. QBE's internal audit function reports to senior management and the audit committee on the monitoring of the Group's worldwide operations. Internal audit provides independent assurance that the design and operation of the controls across the Group are effective. The internal audit function operates under a written charter from the audit committee. Other governing documents include a reporting protocol, internal audit manual, internal audit rating system, internal audit opinion levels and internal audit timetables. A risk based internal audit approach is used so that higher risk activities are reviewed more frequently. The Group's internal audit teams work together with the external auditor to provide a wide audit scope.

Delegated authorities
QBE has operated under an extensive written system of delegated authorities for many years. In particular, a written delegated authority with specified limits is approved by the board each year to enable the chief executive officer to conduct the Group's business in accordance with detailed budgets and business plans. This authority deals with topics such as underwriting, reinsurance protection, claims, investments, acquisitions and expenses. The chief executive officer delegates his authority to management throughout the Group on a selective basis taking into account expertise and past performance. Compliance with delegated authorities is closely monitored by management and adjusted as required for actual performance, market conditions and otherwise. Management and the Group's internal audit teams review compliance with delegated authorities and any breach can lead to disciplinary procedures, including dismissal in serious cases.

Actuarial review
It is a longstanding practice of the directors to ensure that most of the Group's insurance liabilities are assessed by actuaries. The Group's outstanding claims provision is reviewed by experienced internal actuarial staff. The Group actuary is based in head office and there are over 90 actuarial staff who are involved in forming their own view, separate from management, of the central estimate and the probability of adequacy of the outstanding claims provision and premium liabilities, premium rates and related matters. Over 90% of QBE's outstanding claims provision is also reviewed by external actuaries at least annually. The external actuaries are from organisations which are not associated with the external auditor.

Insurance and other regulation
General insurance and, to a lesser extent, reinsurance are heavily regulated industries. In addition to the Group's accounting, legal, tax and other professional teams, each division has compliance personnel and there is a Group risk and compliance manager based in head office. In Australia, regulators include ASIC, the Australian Competition and Consumer Commission, APRA, the Australian Privacy Commissioner and relevant state authorities for compulsory third party motor insurance and workers' compensation insurance. These regulatory bodies enforce laws which deal with a range of issues, including capital requirements and consumer protection. Similar local laws and regulations apply to the Group's operations outside Australia.

COMMUNICATION AND GUIDELINES

Continuous disclosure
ASX Listing Rule 3.1 requires QBE to inform the ASX immediately once QBE is or becomes aware of any information concerning it that a reasonable person would expect to have a material effect on the price or value of QBE's shares. Procedures are in place to ensure that items which potentially require announcement to the ASX are promptly notified to head office for assessment and released as required. The chief executive officer is responsible for authorising the release of market announcements. All market announcements are posted promptly to the Group's website.

QBE takes the spirit of its continuous disclosure obligations very seriously and issues frequent market announcements during the year to satisfy those obligations. A list of the material announcements made since 1 January 2005 is included on page 38.

Communication with shareholders
QBE distributes an annual report to all shareholders except those who elect not to receive it. QBE also produces a half year report, with a summary sent to all shareholders except those who elect not to receive it. Both reports are available on the QBE website. The website also contains historical and other details on

the Group. Shareholders can discuss their shareholding with either the shareholder services department or the share registrar, both located in Sydney.

The AGM is held in Sydney each year, usually in April. Shareholders are encouraged to attend the AGM in person or by proxy. Most resolutions in the notice of meeting have explanatory notes. During the AGM, shareholders may ask questions of either the chairman or the external auditor.

Communications with analysts, investors, media and others

The chief executive officer, chief financial officer and chief risk officer generally deal with analysts, investors, media and others, taking account of regulatory guidelines including those issued by the ASX on continuous disclosure. The presentations on the 30 June and 31 December results and other major presentations are sent to the ASX before the presentations commence and are available promptly on the Group's website. The 30 June and 31 December presentations are also generally webcast. The chief executive officers of QBE's operating divisions and other senior employees may have contact with analysts, investors, media and others as required.

Share trading guidelines

The company has guidelines for directors and senior Group executives relating to the purchase and sale of securities of the company. These are in addition to the insider trading provisions of the *Corporations Act 2001*. In particular, the guidelines state that directors and senior Group executives should:

- never actively trade the company's securities; and
- notify any intended transaction to nominated people within the Group.

The guidelines identify set periods during which directors or senior Group executives may buy or sell the company's securities, being three to 30 days after each of the release of the company's half year results, the release of the company's annual report and the date of the AGM, and also three days after the issue of any prospectus until the closing date. Any QBE share dealings by directors are promptly notified to the ASX.

Other Group guidelines

The Group has adopted a code of conduct for Australian operations, Group head office and Group investment division, which forms the basis for the manner in which these employees perform their work. The code of conduct requires that business be carried out in an open and honest manner with our customers, shareholders, employees, regulatory bodies, outside suppliers, intermediaries and the community at large. The code also deals with confidentiality, conflicts of interest and related matters. The non-executive directors have adopted a code of conduct for themselves which is substantially the same as the code above.

Other divisions have or are developing codes of conduct based on the Group code above, with some differences to allow for the requirements of the particular country or countries in which the division operates.

There are other Group policies covering anti-discrimination, employment, harassment, QBE essential behaviours, health and safety, privacy, whistle-blowing and many other business practices. These policies are underpinned by the Group's vision and values statements. The vision and values statements form part of the induction information given to new employees. One of the core values of the Group is integrity.

QBE in Australia has adopted the general insurance code of practice, a self-regulated code developed by the Insurance Council of Australia ("ICA") relating to the provision of products and services to customers of the general insurance industry of Australia. A revised code commences in July 2006.

QBE in Australia is a member of the Insurance Ombudsman Service, an ASIC approved external dispute resolution body for insurance disputes between consumers and insurers. Similar insurance practice and privacy rules apply to the Group in certain other countries outside Australia.

Details of indemnification and insurance arrangements are included in the directors' report on page 48.

The following documents are available in the corporate governance area of QBE's website or on request from the company secretary:

- board charter;
- audit, investment and remuneration committee charters;
- non-executive director nomination guidelines;
- code of conduct for non-executive directors;
- code of conduct for Australian operations, Group head office and Group investment division;
- guidelines for dealing in securities of QBE Insurance Group Limited or other companies by directors and senior Group executives;
- continuous disclosure guidelines; and
- shareholder communication guidelines.

Environmental issues

QBE is a corporation involved in an industry that seeks to play an important role, in conjunction with governments, individuals and organisations, in managing and reducing environmental risk. In an initiative to collaborate with the United Nations environment programme, QBE, together with a number of other major international insurers, is a signatory to a statement of environmental commitment by the insurance industry.

Your directors present their report on the consolidated entity consisting of QBE Insurance Group Limited and the entities it controlled at the end of or during the year ended 31 December 2005.

DIRECTORS

The following directors held office during the whole of the financial year and up to the date of this report:

EJ Cloney (chairman)
LF Bleasel AM
The Hon NF Greiner AC
BJ Hutchinson
CLA Irby
IYL Lee
FM O'Halloran

Mr CP Curran AO retired on 8 April 2005. Ms IF Hudson was appointed as a director on 4 November 2005.
At the forthcoming AGM, Mr Cloney, Ms Hutchinson and Ms Lee will retire by rotation and offer themselves for re-election.
Ms Hudson retires in accordance with article 74 of the company's constitution and offers herself for re-election.

Details of the directors and their qualifications are provided on page 39.

CONSOLIDATED RESULTS

	2005 $M	2004 $M
Revenue		
Premium revenue	**9,171**	8,571
Other revenue	**2,946**	1,771
Net fair value gains on financial assets	**216**	88
Realised gain on sale of controlled entities	**11**	–
Investment income – ABC financial assets pledged for funds at Lloyd's	**84**	40
	12,428	10,470
Expenses		
Outward reinsurance premium expense	**1,785**	1,790
Gross claims incurred	**6,744**	5,327
Other expenses	**2,179**	2,061
Expenses – ABC securities for funds at Lloyd's	**101**	83
Finance costs	**96**	94
Profit before income tax	**1,523**	1,115
Income tax expense	**425**	251
Profit after income tax	**1,098**	864
Net profit attributable to minority interest	**7**	7
Net profit after income tax attributable to members of the company	**1,091**	857

AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Adjustments as a result of the adoption of Australian equivalents to International Financial Reporting Standards ("AIFRS") reduced shareholders' funds at 31 December 2004 by $388 million to $4,032 million. Adjustments as a result of the adoption of AIFRS increased 2004 net profit after income tax from $820 million to $857 million. Details are provided in note 2 to the financial statements.

SHAREHOLDERS' FUNDS

Shareholders' funds increased during the year by 26% to $5,093 million at 31 December 2005. The number of shares advised to the Australian Stock Exchange increased from 745 million to 794 million mainly due to the reinvestment of dividends and the conversion of hybrid securities.

PROFIT

The directors are pleased to announce an increase of 27% in net profit after income tax to $1,091 million for the year ended 31 December 2005 compared with $857 million last year, despite significant net claims from large catastrophes. The significant increase in profit reflects the benefit of premium growth from acquisitions, the Group's geographic and product diversification, conservative reinsurance protections and improved investment yields.

DIVIDENDS

The directors are also pleased to announce a final dividend of 38.0 cents per share, 50% franked, for the year ended 31 December 2005. The total dividend for 2005 is 71.0 cents per share compared with 54.0 cents per share for the year ended 31 December 2004. The final dividend payout, including shares issued under the dividend reinvestment and election plans, will be $302 million compared with $228 million last year. The directors suspended the discount of 2.5% on the Dividend Reinvestment and Dividend Election Plans in August 2005. The franking account balance on a tax paid basis, after taking into account the final dividend franked at 50%, will be a surplus of $148 million.

ACTIVITIES

The principal activities of the company and its controlled entities during the year were underwriting general insurance and reinsurance risks, management of Lloyd's syndicates and investment management.

REVIEW OF OPERATIONS

Gross earned premium was $9,171 million, up 7% from last year. Premium growth has been assisted by the acquisitions made in the second half of 2004, primarily the acquisition on 30 June 2004 of ING's 50% interest in the QBE Mercantile Mutual joint venture, and a higher retention of business. Net earned premium increased 9% to $7,386 million. Reinsurance costs decreased from 21% to 19% of gross earned premium primarily due to synergies from acquisitions and the restructure in the UK in 2004, partly offset by some additional cost to reinstate covers following the catastrophes.

The ratio of claims, commissions and expenses to net earned premium (combined operating ratio) was 89.1% compared with 91.2% last year. The net claims ratio was 59.9% compared with 61.3% last year. The net claims ratio includes $515 million of large catastrophe claims in 2005 (2004 $320 million). The commission ratio decreased slightly from 17.5% to 16.9%, reflecting a change in the mix of business and the benefits from the acquisition of underwriting agencies in Australia in 2004. The expense ratio was 12.3%, down slightly from 12.4% last year. The reduction reflects further synergies from acquisitions and restructures, partly offset by higher staff incentives for improved results, increased costs of corporate governance and compliance and one-off restructure costs in the UK and Australia.

Australia Pacific Asia Central Europe

Australian general insurance combined operating ratio was 83.6% compared with 89.7% last year. The strong result was achieved from a continued low frequency of claims, savings on prior year outstanding claims provisions and improved customer retention. Net earned premium of $2,015 million was up 14% from the last year, reflecting improved customer retention ratios and the impact of the acquisition of the remaining 50% of the QBE Mercantile Mutual joint venture in 2004. The claims ratio decreased from 61.4% to 56.1%. The commission ratio decreased from 13.8% to 12.7% mainly due to benefits from the acquisition of underwriting agencies in 2004 and the change in the mix of business. The expense ratio increased slightly from 14.5% last year to 14.8% due to one-off expenses relating to the restructure, higher information technology costs, statutory charges and compliance costs.

Pacific Asia Central Europe combined operating ratio was 82.3% compared with 86.4% last year, from the continuous focus on portfolio profitability and the lower frequency of catastrophe claims. Premium growth was affected by the stronger Australian dollar, a slight reduction in overall premium rates and increased competition. Net earned premium increased by 4% to $536 million. The claims ratio decreased from 43.6% to 40.8% reflecting higher premium rates in recent years, improved terms and conditions, the continued focus on underwriting profitability and the lower frequency of claims. The commission ratio increased from 18.1% to 18.7% reflecting a change in the geographic mix of business, and the expense ratio decreased from 24.7% to 22.8%. Expenses benefited from the elimination of duplicate processes in key operations.

European Operations

QBE Insurance (Europe), which includes company operations in the UK, Ireland, France, Spain and Germany reported net earned premium growth of 9% to $1,954 million, primarily due to the inclusion of the Ensign motor business, which was previously written in the Lloyd's division, and the increased participation on that business for 2005. The division produced a combined operating ratio of 90.0% compared with 95.6% last year. The excellent combined operating ratio reflects the low frequency of claims on the majority of portfolios and the relatively small net exposure to the US hurricanes. The net claims ratio was 62.3% compared with 67.3% last year reflecting the low claims frequency as well as the absence of the upgrades for 2001 and prior years that impacted the 2004 result. The commission ratio decreased from 15.5% to 15.3% from a change in the mix of business, and the expense ratio decreased from 12.8% last year to 12.4%. This reflects the synergies from the restructure announced in 2004, partly offset by an increase in the general provision for doubtful debts and provisions for dilapidation and other costs incurred to achieve synergies by consolidating the premises in the UK.

Lloyd's division combined operating ratio was 94.5% compared with 91.6% last year, reflecting the material impact of catastrophe losses during the year. Net earned premium increased 1% to $1,743 million primarily due to the transfer of the Ensign business to QBE Insurance (Europe), slightly lower overall premium rates and increased competition. The claims ratio increased from 59.3% to 63.6% reflecting the impact of net claims from catastrophe losses partly offset by a lower claims frequency on non-catastrophe exposed classes, in particular syndicate 386. The commission ratio decreased from 21.0% to 20.3% due to a change in the mix of business. The expense ratio decreased from 11.3% last year to 10.6%. Higher incentive costs on increased profits from syndicate 386 and additional property costs associated with the restructure in 2004 were more than offset by increased profit commission from external capital providers to syndicate 386.

the Americas

This division reported net earned premium growth of 10% to $843 million following a slight overall increase in premium rates, a higher retention of business and the impact of the acquisitions in the second half of the year. The combined operating ratio was 92.9% compared with 93.5% last year. The combined operating ratio improved despite 2005 being the worst year on record for catastrophe claims. The net claims ratio increased from 59.3% to 60.0%. The commission ratio decreased from 27.0% last year to 25.5% mainly due to profit and overriding commissions from the proportional reinsurance protections. The expense ratio increased slightly from 7.2% to 7.4% due to the higher expense ratio on acquisitions in the year, higher staff incentives from improved insurance profitability and increased costs of information technology, compliance and risk management.

The provision for **outstanding claims** is determined after consultation with internal and external actuaries. The outstanding claims assessment takes into account the statistical analysis of past claims, allowance for claims incurred but not reported, recoveries and future interest and inflation factors. As in previous years, the directors consider that substantial prudential margins are required in addition to actuarial central estimates to cover uncertainties such as latency claims, changes in interest rates and superimposed inflation. The APRA prudential standards provide that, for our Australian licensed insurers, outstanding claims must be set at a level that provides a probability of at least 75% that the provision for outstanding claims will be adequate to settle claims as they become payable in the future. The directors and management have set an internal target range of 85% to 94% and the directors have satisfied themselves that the probability of adequacy of the Group's outstanding claims provision is at the high end of this range.

Net investment income increased 38% to $718 million, reflecting the higher US interest rates, continued strong cash flow from operations, stronger equity markets and active management of the investment portfolio. The result includes net fair value gains on equities of $129 million ($101 million gain last year) and foreign exchange gains of $3 million ($51 million gain last year principally due to the impact of transition to AIFRS). The gross investment yield before borrowing costs, exchange gains and losses and investment expenses was 5.2% compared with 4.8% last year.

Income tax expense for the period increased from 23% of profit before tax last year to 28%, primarily due to higher profits in Australia, the US and the UK.

GROUP INDEMNITIES

Article 115 of the company's constitution provides that the company indemnifies past and present directors, secretaries or officers against any liability for serving in those capacities for the company or its controlled entities. This indemnity does not apply to any liability (excluding legal costs):

- owed to the company or its controlled entities (e.g. breach of directors' duties);
- for a pecuniary penalty or compensation order under the *Corporations Act 2001*; or
- which did not arise out of conduct in good faith.

The indemnity extends to legal costs other than where:

- an exclusion above applies;
- the person is subject to criminal penalties;
- the person is liable for civil remedies in proceedings brought by either ASIC or a liquidator; or
- the court does not grant relief after an application under the *Corporations Act 2001* that, in relation to civil proceedings, the person acted honestly and having regard to all the circumstances ought fairly to be excused for negligence, default, breach of trust or breach of duty in civil proceedings.

Article 115 was approved at the 2003 AGM.

DIRECTORS' AND OFFICERS' INSURANCE

The consolidated entity pays a premium each year in respect of a contract insuring directors, secretaries, senior managers and employees of the consolidated entity together with any natural person who is a trustee of a superannuation plan established for the benefit of the consolidated entity's employees against liabilities past, present or future. The officers of the consolidated entity covered by the insurance contract include the directors listed on page 46, the secretary, DA Ramsay, and deputy secretaries, NG Drabsch and PE Barnes. Other officers covered by the insurance contract are directors and secretaries of controlled entities who are not also directors and secretaries of the ultimate parent and senior managers of the consolidated entity ("excluded officers").

The functions of the excluded officers are management of insurance related operations, finance, investment and corporate services. In accordance with normal commercial practice, disclosure of the total amount of premium payable under, and the nature of liabilities covered by, the insurance contract is prohibited by a confidentiality clause in the contract.

No such insurance cover has been provided for the benefit of any external auditor of the consolidated entity.

DECLARATIONS BY THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

The chief executive officer and the chief financial officer have provided declarations to the directors stating that the financial records and annual financial statements are in compliance with the *Corporations Act 2001* and applicable accounting standards. Reference is included on page 126 of the financial report.

SIGNIFICANT CHANGES

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

EVENTS SUBSEQUENT TO BALANCE DATE

There is, at the date of this report, no matter or circumstance that has arisen since 31 December 2005 that has significantly affected, or may significantly affect:

- the consolidated entity's operations in future financial years;
- the results of those operations in future financial years; or
- the consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS

Information on likely developments in the consolidated entity's operations in future financial years and the expected results of those operations has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

MEETINGS OF DIRECTORS

	FULL MEETINGS OF DIRECTORS[1]	MEETINGS OF COMMITTEES AUDIT	CHAIRMAN'S	INVESTMENT	REMUNERATION
Number of meetings held	8	4	2	3	4
Number attended					
LF Bleasel AM	8	4	–	–	4
EJ Cloney	8	–	2	2	4
CP Curran AO[2]	2	–	1	1	1
The Hon NF Greiner AC	8	4	–	–	4
IF Hudson[3]	1	–	–	–	–
BJ Hutchinson	8	3	1	3	–
CLA Irby	8	–	–	3	–
IYL Lee	8	4	–	3	–
FM O'Halloran	8	–	2	3	–

(1) Included a five day review meeting in London. In addition, directors attended quarterly meetings for each of the Australian regulated insurance companies.
(2) Mr Curran retired on 8 April 2005.
(3) Ms Hudson was appointed on 4 November 2005.

During the April, June, July, August and September 2005 board meetings, the board also met as the nomination committee to consider issues relevant to the appointment of non-executive directors. In addition, further meetings occurred during the year including meetings of the chairman and chief executive officer, meetings of the directors with management and regulators, and meetings of non-executive directors. From time to time, directors attend meetings of committees of which they are not currently members.

DIRECTORSHIPS OF LISTED COMPANIES HELD BY THE MEMBERS OF THE BOARD

From 1 January 2003 to 31 December 2005 the directors also served as directors of the following listed companies:

	POSITION	DATE APPOINTED	DATE CEASED
LF Bleasel AM			
Foodland Associated Limited	Chairman[1]	11 March 2004	24 November 2005
St George Bank Limited	Director	27 May 1993	16 December 2005
EJ Cloney			
Boral Limited	Director	3 March 1998	–
Patrick Corporation Limited	Director	1 May 2003	–
The Hon NF Greiner AC			
Bradken Limited	Chairman	13 April 2004	–
McGuigan Simeon Wines Limited	Director	11 September 1992	–
Stockland Trust Group	Deputy chairman	1 September 1992	–
BJ Hutchinson			
Coles Myer Ltd	Director	23 September 2005	–
Crane Group Limited	Director	1 September 1997	9 June 2004
TAB Limited	Director	11 July 1997	6 July 2004
Telstra Corporation Limited	Director	16 November 2001	–
CLA Irby			
Aberdeen Asset Management plc	Chairman	1 August 1999	–
Great Portland Estates plc	Director	1 April 2004	–
North Atlantic Smaller Companies Investment Trust plc	Director	10 December 2002	–
IYL Lee			
Beyond International Limited	Director	30 September 1986	25 November 2004
BioTech Capital Limited	Director	14 June 2000	1 July 2004
Mariner Financial Limited	Director	5 September 1985	–
Record Funds Management Limited	Director	14 May 2002	31 August 2005
Record Investments Limited	Director	16 January 2001	–
Ten Network Holdings Limited	Director	13 October 2000	–

(1) Mr Bleasel was appointed as a director of Foodland Associated Limited on 10 April 2002.

QUALIFICATIONS AND EXPERIENCE OF COMPANY SECRETARIES

DA Ramsay LLB, LLM, FANZIIF, FCIS
Mr Ramsay is general counsel and company secretary of QBE Insurance Group Limited. His legal career commenced in March 1986 with Freehills, where he worked in the general commercial and litigation area. In June 1993, he joined QBE as general counsel. Since May 2001 he has acted as general counsel and company secretary for the consolidated entity. He is also a director or secretary of a number of QBE controlled entities and acts as chairman and a trustee respectively of the QBE superannuation plans in Australia and New Zealand.

NG Drabsch FCA, FAICD, FCIS
Mr Drabsch was appointed chief financial officer in 1994 and acts as deputy company secretary of QBE Insurance Group Limited in addition to being a director of a number of QBE controlled entities. He joined QBE in 1991 and was the company secretary for the consolidated entity from 1992 to 2001. Mr Drabsch has over 39 years experience in insurance and reinsurance management, finance and accounting, including 24 years as a practising chartered accountant. He is a member of the Finance & Advisory Committee to the Insurance Council of Australia ("ICA"). He was previously a member of other representative committees for the ICA in relation to the development of Australian accounting standards for general insurance.

PE Barnes FCA
Mr Barnes is deputy company secretary of QBE Insurance Group Limited and company secretary of selected controlled entities in Australia. Mr Barnes has been company secretary of many of QBE's Australian companies since November 1991. He has been responsible for taxation matters in QBE's Australian operations for the past 17 years and was formerly accounting manager in QBE's international division. Prior to joining QBE 18 years ago, Mr Barnes was a manager in the chartered accounting firm Horwath and Horwath. He has for the past 12 years been chairman of the ICA's taxation committee.

DIRECTORS' INTERESTS AND BENEFITS

(A) Ordinary share capital

Directors' interests, including the interests of their personally related entities, in the ordinary share capital of the company at the date of this report are as follows:

DIRECTOR	2005 NUMBER	2004 NUMBER
LF Bleasel AM	**43,403**	42,768
EJ Cloney	**734,917**	720,410
The Hon NF Greiner AC(1)	**55,505**	53,716
IF Hudson	–	–
BJ Hutchinson	**27,446**	27,446
CLA Irby	**15,000**	15,000
IYL Lee	**13,956**	10,467
FM O'Halloran	**1,079,602**	1,160,741

(1) Includes 10,000 warrants to purchase ordinary shares.

(B) Conditional rights and options

At the date of this report, Mr O'Halloran had 138,038 (2004 89,033) conditional rights to ordinary shares of the company and 344,165 (2004 225,578) options over ordinary shares of the company under the Long Term Incentive ("LTI") scheme. Details of the LTI are provided in note 27 to the financial statements.

The names of all persons who currently hold options granted under the Employee Share and Option Plan ("the Plan") and conditional rights are entered in the registers kept by the company pursuant to section 173 of the *Corporations Act 2001* and the registers may be inspected free of charge.

(C) Share loans

At the date of this report, Mr O'Halloran had a non-recourse loan of $4,335,692 (2004 $4,335,692) for the purchase of shares in QBE Insurance Group Limited. Under AIFRS, non-recourse loans and the shares they purchased are derecognised and treated as options.

(D) Related entity interests

Details of directors' and executives' interests with related parties are provided in note 28(D) to the financial statements.

REMUNERATION REPORT

Current regulatory requirements are incorporated into this annual report as set out below.

REQUIREMENT	
Corporations Act 2001	
Remuneration policy	Refer remuneration report
Elements of remuneration for each specified individual	Refer remuneration report
AASB 1046: Director and Executive Disclosures by Disclosing Entities	
Director and executive remuneration disclosures	Refer remuneration report
Director and executive equity instrument disclosures	Refer note 28 to the financial statements
ASX Corporate Governance Council: Principle 9	
Remunerate fairly and responsibly	Refer remuneration report

(A) Details of specified directors and specified executives

During the financial year the specified directors and the executives (other than the chief executive officer) with the greatest authority for strategic direction and management of the consolidated entity ("specified executives") were:

Non-executive directors

EJ Cloney (chairman)
LF Bleasel AM
CP Curran AO (retired 8 April 2005)
The Hon NF Greiner AC
IF Hudson (appointed 4 November 2005)
BJ Hutchinson
CLA Irby
IYL Lee

	POSITION	EMPLOYER	EMPLOYMENT START DATE
Executive director			
FM O'Halloran	Chief executive officer, QBE Insurance Group Limited	QBE Management Services Pty Limited	28 June 1976
Executives[1]			
SP Burns[2]	Chief executive officer, European operations	QBE Management (UK) Limited	1 January 1987
NG Drabsch	Chief financial officer, QBE Insurance Group Limited	QBE Management Services Pty Limited	20 September 1991
PE Grove[2]	Chief underwriting officer, European operations	QBE Management (UK) Limited	1 August 1982
MD ten Hove[3]	Group general manager, investments, QBE Insurance Group Limited	QBE Management Services Pty Limited	1 March 1999
RL Jones[4]	Group general manager, business development, QBE Insurance Group Limited	QBE Management Services Pty Limited	1 April 1994
TM Kenny	President and chief executive officer, the Americas	QBE Reinsurance Corporation	28 November 1994
V McLenaghan	Chief executive officer, Australia Pacific Asia Central Europe	QBE Management Services Pty Limited	14 August 1995
EG Tollifson	Chief risk officer, QBE Insurance Group Limited	QBE Management Services Pty Limited	14 February 1994

(1) All of the above persons were also specified executives during the year ended 31 December 2004. Mr Glen, managing director, European company operations was also a specified executive in the year ended 31 December 2004 until his employment was terminated by way of redundancy on 30 September 2004.

(2) Messrs Burns and Grove were previously employed by Limit Underwriting Limited.

(3) Mr ten Hove was employed by QBE Management (UK) Limited in London from 1 March 2002 until 31 December 2004. With effect from 1 January 2005, he relocated to Australia and is employed by QBE Management Services Pty Limited.

(4) Mr Jones was managing director, Australian operations until 1 May 2005. At that date, the Australian operations and Pacific Asia Central Europe operations were brought together under the leadership of Mr McLenaghan.

The five highest paid executives of the consolidated entity are also specified executives of the consolidated entity. No executives are employed by the parent company.

(B) Remuneration framework

The remuneration committee of the board oversees remuneration practices. The committee assesses the appropriateness of remuneration policies and practices in order to fairly and responsibly reward executives, ensuring rewards are commensurate with performance and delivered results, and that remuneration levels are market competitive in the various markets in which the consolidated entity operates.

(i) Non-executive directors

Non-executive director remuneration reflects the consolidated entity's desire to attract, motivate and retain high quality directors and to ensure their active participation in the consolidated entity's affairs for the purposes of corporate governance, regulatory compliance and other matters. The consolidated entity aims to provide a level of remuneration for non-executive directors comparable with its peers, which include multi-national financial institutions. The board seeks the advice of independent remuneration consultants to ensure that remuneration levels are appropriate.

(ii) Executives

REMUNERATION AND REWARD PHILOSOPHY

Remuneration practices vary in each of the markets within which the consolidated entity operates, and therefore the diversity of individual roles and the complexity of each operating environment is considered. The remuneration committee recognises that the consolidated entity operates in a competitive environment, where the key to achieving sustained performance is to generally align executive reward with increasing shareholder wealth.

The guiding principles applied in managing remuneration and reward for executives combine:

- linking individual performance objectives to achievement of financial targets and business strategies;
- the achievement of short term and long term financial business targets that deliver sustained growth in value for shareholders (e.g. return on equity, insurance profit, return on capacity for our Lloyd's business and investment performance); and
- using market data to set fixed annual remuneration levels.

The remuneration committee seeks the advice of independent remuneration consultants to ensure that remuneration and reward levels are appropriate and are in line with market conditions in the various markets in which the consolidated entity operates. The remuneration committee endeavours to have remuneration structures in place that encourage the achievement of a return for shareholders in terms of both dividends and growth in share price.

SHORT TERM INCENTIVE SCHEME

The Short Term Incentive ("STI") scheme is a short term incentive arrangement in the form of an annual cash bonus, designed to reward both executives and the majority of staff. The STI aims to recognise the contributions and achievements of individuals when business targets relating to the performance of the business unit, the division or the consolidated entity as appropriate are achieved or exceeded.

LONG TERM INCENTIVE SCHEME

Executives are also eligible to participate in an annual long term incentive arrangement under the LTI. The LTI aims to reward the achievement of excellent results in the financial year, retain key executives and increase shareholder value by motivating executives. It provides executives with the opportunity to acquire equity in the form of conditional rights to fully paid shares without payment by the executive, and options to subscribe for shares at market value at the grant date. Further details are provided in note 27 to the financial statements.

The remuneration committee reviews and approves the STI and the LTI rules annually, and approves the quantum of short term and long term incentives for executives based on the applicable audited results.

TOTAL REWARD MIX

Consistent with market practice, the mix of total remuneration is dependent on the level of seniority of the executive. Total reward mix assuming achievement of maximum incentives under the STI and the LTI is as follows:

	BASE SALARY/TRC[1]	AT RISK ELEMENT	
		STI	LTI
	%	%	%
Chief executive officer	31	42	27
Chief financial officer	34	40	26
Other specified executives	31–39	37–42	24–27

(1) Total remuneration cost

(C) Director and executive remuneration disclosures

(i) Elements of non-executive director remuneration and reward structure

Remuneration packages contain the following key elements:

	ELEMENT
Fees	Annual cash remuneration. The aggregate amount approved by shareholders at the 2004 AGM was $2,200,000 per annum. The amount paid to individual non-executive directors may vary according to specific responsibilities, including involvement on the committees of the board.
Other benefits	Non-executive directors do not receive any performance based remuneration such as cash bonuses or equity incentives. Under the company's constitution, non-executive directors are entitled to be paid all travel and related expenses properly incurred in connection with the business of the company.
Superannuation	Annual cost of superannuation or superannuation contributions. The consolidated entity pays superannuation of 9% to eligible non-executive directors. The portion representing the superannuation guarantee charge is excluded from the shareholder approved remuneration cap under the company's constitution.
Other retirement benefits	Non-executive directors previously received a retirement allowance based on their period of service. The allowance was limited to the aggregate of the director's fees in the last three years of service, subject to a minimum of 10 years service. Where service was less than 10 years, a pro-rata amount was paid. With effect from 31 December 2003, the board terminated the retirement allowance to non-executive directors. Directors' fees were increased by 30% as compensation. Accrued retirement benefits at 31 December 2003 are preserved until retirement and are subject to an annual increase equal to the average five year Australian government bond rate. Shareholders approved an increase in non-executive directors' remuneration and the company's constitution was amended at the 2004 AGM to recognise this change.

(ii) Elements of executive remuneration and reward structure

Remuneration packages contain the following key elements:

STRUCTURE	COMPONENT	DESCRIPTION
Total remuneration cost ("TRC")	Base salary	Annual gross cash salary.
	Other benefits	Benefits such as motor vehicles, long service leave, health insurance, life assurance and personal accident insurance, and the applicable taxes thereon.
	Superannuation	Annual cost of employer superannuation contributions.
At risk remuneration	Short term incentive	Annual cash award delivered under the STI terms based on the achievement of specific financial targets and individual performance objectives.
	Long term incentive	Annual deferred equity award delivered under the LTI terms, granting conditional rights to fully paid shares and options to subscribe for shares at market value. The annual equity award is linked to STI. The LTI award quantum is restricted to the lesser of 66.67% of the STI award in that year or 100% of base salary or TRC as at 31 December in the financial year prior to the year in which the STI award is paid. The LTI award quantum is used to acquire conditional rights to fully paid shares and options respectively as follows: • conditional rights to shares to the value of 60% of the LTI award; and • options over ordinary shares to the value of 40% of the LTI award, with the resulting number multiplied by four in 2005, reducing to a multiplier of three in 2006. Conditional rights and options relating to the achievement of targets in a financial year are granted in March of the following year. Interest free personal recourse loans are available on terms permitted by the Plan to persons in the employment of the company who hold options under the LTI, to fund the exercise of the options. Conditional rights and options issued in 2004 and prior financial years are exercisable after three years. Options issued in 2005 and future financial years are exercisable after five years, with the exception of options for staff in the Group investment division, which continue to be exercisable after three years.

(iii) Incentive structure – FM O'Halloran

Consistent with other executives, Mr O'Halloran is entitled to an annual cash incentive payment under the STI, calculated as a percentage of TRC, if specified targets are achieved. Mr O'Halloran's incentives are based on the achievement of the following range of target returns on opening shareholders' funds adjusted for dividends and increases in share capital ("return on equity") for the 2005 financial year, and are based on the consolidated entity's management basis of accounting which spreads realised and unrealised gains on equities and properties evenly over a period of seven years ("seven year spread basis").

The table below outlines the terms of Mr O'Halloran's STI scale:

	GROUP RETURN ON EQUITY %	STI AS A % OF TRC
Minimum target	13	15
Maximum target	20	134
Achieved	26	134

Subject to the approval by shareholders at the 2006 AGM, Mr O'Halloran, on a basis consistent with other specified executives, is also entitled to receive conditional rights to fully paid shares and options to subscribe for shares under the LTI in relation to 2005 performance. These will be exercisable in three and five years respectively, or on Mr O'Halloran's retirement, whichever is earlier.

(iv) Incentive structure – specified executives

For each of the specified executives, the table below summarises the financial targets which are generally consistent with the targets in the table above, the result used for determining incentive payments and the maximum STI that can be earned for the 2005 financial year generally expressed as a percentage of base salary or TRC as appropriate.

	FINANCIAL TARGET	RESULT BASIS	MAXIMUM STI AS A % OF REMUNERATION[1]
SP Burns	European operations insurance profit %	Financial year result	133% x TRC
NG Drabsch	QBE Group return on equity	Financial year result (seven year spread basis)	117% x TRC
PE Grove	European operations insurance profit %	Financial year result	75% x TRC
	Limit syndicate 566	Underwriting year result	Between 1.5% and 2.5% of syndicate 566 profits
MD ten Hove	Investment income as a % of budget income and actual performance as a % of Group investment division benchmark including individual performance measures	Financial year result	125% x base salary
RL Jones	Australian operations return on equity	Financial year result	100% x TRC
TM Kenny	the Americas insurance profit %	Financial year result	133% x base salary
V McLenaghan	Australia Pacific Asia Central Europe operations return on equity	Financial year result	100% x TRC
EG Tollifson	QBE Group return on equity	Financial year result (seven year spread basis)	94% x TRC

(1) Payable based on base salary or TRC at the end of the financial year.

(D) Employment agreements

The executive director and specified executives are employed by various controlled entities within the consolidated entity on a permanent full time basis with an open ended contract. Upon termination of employment, the executive director and specified executives receive their statutory entitlements of accrued annual and long service leave (where applicable), together with any superannuation benefits. Written notice is usually required in the event of termination of employment. In the case of a voluntary termination prior to retirement age, specified executives forfeit all conditional rights to ordinary shares not yet vested and unexercised options under the LTI.

In the event that the contract of employment is terminated through redundancy, retirement through ill health or age, or death and no disciplinary procedure is pending, the specified executive is entitled to the outstanding STI and LTI awards for previous years plus a pro rata share of the STI and LTI awards for the current financial year.

For certain specified executives, the controlled entities have entered into employment agreements that provide for payment of benefits in the event that the agreement is terminated by either the controlled entity or the specified executive. The agreements generally provide for the following.

- A notice period up to one year.
- Where the controlled entity terminates the agreement, a payment comprised of TRC or base salary as appropriate plus STI for the relevant period.
- In certain circumstances, where the controlled entity or the specified executive terminates the contract due to material diminution in role, a payment of up to one year's TRC or base salary as appropriate plus STI for the relevant period.

The exceptions to the general provisions are described below.

In the event of material diminution in role or responsibility, in certain circumstances Mr ten Hove is entitled to a payment equivalent to TRC from the date of termination to 1 January 2008 plus one year's STI based on the average payment in the preceding three years, plus the accelerated vesting of all conditional rights and options.

In the event of material diminution in role or responsibility, in certain circumstances Mr Kenny is entitled to a payment equivalent to two years' TRC plus the accelerated vesting of all conditional rights and options that would otherwise have vested in the two years following the termination date.

Subject to the achievement of financial hurdles, Mr Kenny will receive a contractually agreed bonus payment on 12 May 2011, being one year's base salary plus 100,000 future performance options to be granted in tranches of 20,000 over a five year period from 1 January 2006.

Subject the achievement of financial hurdles, Mr Burns will receive a contractually agreed bonus payment on 31 December 2010 being one year's TRC plus 100,000 future performance options to be granted in tranches of 20,000 over a five year period from 1 January 2006.

(E) Remuneration details

The following tables provide details of the remuneration of the specified directors and specified executives for the financial year.

		PRIMARY BENEFITS	POST EMPLOYMENT BENEFITS		TOTAL
	YEAR	DIRECTORS' FEES[1] $'000	SUPERANNUATION $'000	RETIREMENT BENEFITS[2] $'000	$'000
Non-executive directors					
LF Bleasel AM	**2005**	**187**	**17**	**6**	**210**
	2004	182	17	5	204
EJ Cloney	**2005**	**494**	**44**	**26**	**564**
	2004	468	42	23	533
CP Curran AO[3]	**2005**	**53**	**5**	**5**	**63**
	2004	202	18	19	239
The Hon NF Greiner AC	**2005**	**194**	**17**	**20**	**231**
	2004	189	18	19	226
IF Hudson[4]	**2005**	**28**	**3**	**–**	**31**
	2004	–	–	–	–
BJ Hutchinson	**2005**	**189**	**17**	**13**	**219**
	2004	189	18	12	219
CLA Irby	**2005**	**206**	**–**	**5**	**211**
	2004	205	–	5	210
IYL Lee	**2005**	**187**	**17**	**4**	**208**
	2004	182	17	3	202
Total	**2005**	**1,538**	**120**	**79**	**1,737**
	2004	1,617	130	86	1,833

(1) Includes fees paid for services on board committees.

(2) Retirement benefits reflect the adjustment to the amounts preserved at 31 December 2003, being an annual increase equal to the five year Australian government bond rate.

(3) Mr Curran retired on 8 April 2005.

(4) Ms Hudson was appointed on 4 November 2005.

	YEAR	PRIMARY BENEFITS BASE SALARY $'000	PRIMARY BENEFITS OTHER[3] $'000	PRIMARY BENEFITS STI[6] $'000	POST EMPLOYMENT BENEFITS SUPER-ANNUATION $'000	LTI/ EQUITY COMPENSATION[2] CONDITIONAL RIGHTS $'000	LTI/ EQUITY COMPENSATION[2] OPTIONS $'000	TERMINATION BENEFITS $'000	TOTAL $'000
Executive director									
FM O'Halloran	**2005**	**1,115**	**203**	**1,816**	**167**	**496**	**201**	**–**	**3,998**
	2004	984	139	1,651	147	267	581	–	3,769
Specified executives									
SP Burns[1]	**2005**	**1,074**	**253**	**1,914**	**45**	**594**	**350**	**–**	**4,230**
	2004	963	40	1,484	131	286	189	–	3,093
NG Drabsch	**2005**	**668**	**93**	**967**	**98**	**300**	**261**	**–**	**2,387**
	2004	638	78	938	94	164	340	–	2,252
PE Glen[4]	**2005**	**–**	**–**	**–**	**–**	**–**	**–**	**317**	**317**
	2004	597	46	–	124	177	100	2,110	3,154
PE Grove[1]	**2005**	**907**	**973**	**2,512**	**272**	**530**	**295**	**–**	**5,489**
	2004	874	181	3,124	262	294	190	–	4,925
MD ten Hove[1,5]	**2005**	**697**	**154**	**897**	**137**	**117**	**53**	**–**	**2,055**
	2004	941	223	955	38	594	847	–	3,598
RL Jones	**2005**	**530**	**125**	**720**	**85**	**294**	**175**	**–**	**1,929**
	2004	499	80	700	81	230	436	–	2,026
TM Kenny[1]	**2005**	**971**	**1,151**	**1,291**	**35**	**460**	**289**	**–**	**4,197**
	2004	863	104	1,117	32	304	173	–	2,593
V McLenaghan	**2005**	**590**	**92**	**750**	**88**	**193**	**104**	**–**	**1,817**
	2004	530	100	675	79	114	279	–	1,777
EG Tollifson	**2005**	**479**	**23**	**517**	**71**	**157**	**111**	**–**	**1,358**
	2004	443	12	484	65	86	197	–	1,287
Total specified executives	**2005**	**5,916**	**2,864**	**9,568**	**831**	**2,645**	**1,638**	**317**	**23,779**
	2004	6,348	864	9,477	906	2,249	2,751	2,110	24,705

(1) Mr Kenny is located in New York and Messrs Burns and Grove are located in London. Mr ten Hove was located in London during 2004 and relocated to Sydney effective 1 January 2005. Their remuneration has been converted to Australian dollars using the cumulative average rates of exchange for the year.

(2) The fair value at grant date of options and conditional rights is calculated using a binomial model. The fair value of each option and conditional right is earned evenly over the period between grant and vesting. Details of grants of conditional rights and options are provided in note 28 to the financial statements.

(3) "Other" includes the deemed value of the provision of motor vehicles, long service leave, health insurance, life assurance and personal accident insurance and the applicable taxes thereon. Directors' and officers' liability insurance has not been included in other remuneration since it is not possible to determine an appropriate allocation basis.

(4) Mr Glen's employment was terminated through redundancy on 30 September 2004. Included in 2004 termination benefits is the cost attributable to the accelerated recognition of conditional rights and options, where the remuneration committee used its discretion to permit exercise of these instruments before the original exercise date. During 2005, Mr Glen became entitled to a further allocation of conditional rights to ordinary shares in QBE on the fulfilment of certain conditions in his redundancy arrangements.

(5) As part of Mr ten Hove's revised contractual arrangements effective 1 January 2005 following relocation from London to Sydney, the remuneration committee used its discretion to permit Mr ten Hove to receive his conditional rights and exercise his options before the original exercise date. The accelerated cost of these conditional rights and options is included as a 2004 benefit in the table above.

(6) STI is the accrued entitlement for the financial year.

(7) Comparatives have been restated to reflect the reclassification of non-recourse loans as options under AIFRS. Refer note 28(C) to the financial statements. In 2004, the notional interest of $795,000 on non-recourse loans was included in "Other". This amount has now been reversed and replaced with a notional cost of options in the table above. The valuation of these loans as options has increased the 2004 option component of remuneration by $1,829,000.

ENVIRONMENTAL REGULATION

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or state legislation.

AUDITOR

PricewaterhouseCoopers, Chartered Accountants, continues in office in accordance with section 327 of the *Corporations Act 2001*.

NON-AUDIT SERVICES

During the year PricewaterhouseCoopers has performed certain other services in addition to its statutory duties.

The board of directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor, as provided in note 30 to the financial statements, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the audit committee to ensure that they do not impact the impartiality and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

A copy of the auditor's independence declaration required under section 307C of the *Corporations Act 2001* is set out on page 59.

Details of amounts paid or payable to PricewaterhouseCoopers for audit and non-audit services are provided in note 30 to the financial statements.

ROUNDING OF AMOUNTS

The company is of a kind referred to in the ASIC class order 98/0100 dated 10 July 1998 (as amended by class order 04/667 dated 15 July 2004) relating to the "rounding off" of amounts in the directors' report. Amounts have been rounded off in the directors' report to the nearest million dollars or, in certain cases, to the nearest thousand dollars in accordance with that class order.

Signed in SYDNEY this 23rd day of February 2006 in accordance with a resolution of the directors.



EJ Cloney
Director



FM O'Halloran
Director

AUDITOR'S INDEPENDENCE DECLARATION FOR THE YEAR ENDED 31 DECEMBER 2005

As lead auditor of QBE Insurance Group Limited for the year ended 31 December 2005, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of QBE Insurance Group Limited and the entities it controlled during the period.

RD Deutsch
Partner

SYDNEY
23 February 2006

PricewaterhouseCoopers

Liability limited by a scheme approved under the Professional Standards Legislation.

Income statements

FOR THE YEAR ENDED 31 DECEMBER 2005

	NOTE	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Revenue					
Premium revenue		**–**	–	**9,171**	8,571
Other revenue		**520**	1,940	**2,946**	1,771
Net fair value gains on financial assets		**–**	–	**216**	88
Realised gain on sale of controlled entities		**629**	–	**11**	–
Investment income – ABC financial assets pledged for funds at Lloyd's		**48**	48	**84**	40
	6	**1,197**	1,988	**12,428**	10,470
Expenses					
Outward reinsurance premium expense		**–**	–	**1,785**	1,790
Gross claims incurred		**–**	–	**6,744**	5,327
Other expenses	7(C)	**6**	51	**2,179**	2,061
Expenses – ABC securities for funds at Lloyd's		**45**	45	**101**	83
Finance costs		**93**	76	**96**	94
Profit before income tax	7	**1,053**	1,816	**1,523**	1,115
Income tax (credit) expense	8	**(7)**	(18)	**425**	251
Profit after income tax		**1,060**	1,834	**1,098**	864
Net profit attributable to minority interest		**–**	–	**7**	7
Net profit after income tax attributable to members of the company		**1,060**	1,834	**1,091**	857

	NOTE	CONSOLIDATED 2005 CENTS	CONSOLIDATED 2004 CENTS
Basic earnings per share	37	**144.3**	123.4
Diluted earnings per share	37	**134.4**	109.9

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets

AS AT 31 DECEMBER 2005

	NOTE	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
CURRENT ASSETS					
Cash and cash equivalents	10	**14**	9	**1,061**	1,121
Receivables	11	**1,928**	3,443	**3,607**	3,146
Reinsurance and other recoveries on outstanding claims	20	**–**	–	**1,357**	805
Deferred insurance costs	12	**–**	–	**1,446**	1,358
Financial assets at fair value through the income statement	13	**40**	–	**9,411**	6,548
Derivative financial instruments	15	**11**	1	**82**	78
Current tax assets		**–**	–	**–**	2
Other current assets		**–**	–	**4**	2
Total current assets		**1,993**	3,453	**16,968**	13,060
NON-CURRENT ASSETS					
Reinsurance and other recoveries on outstanding claims	20	**–**	–	**2,856**	2,338
Shares in controlled entities		**6,427**	3,644	**–**	–
Financial assets at fair value through the income statement	13	**–**	–	**7,092**	7,274
Investment properties	14	**–**	–	**33**	32
ABC financial assets pledged for funds at Lloyd's	35	**–**	–	**1,032**	998
Property, plant and equipment	17	**–**	–	**232**	186
Intangible assets	18	**–**	–	**1,382**	1,039
Deferred tax assets	24	**–**	–	**67**	73
Retirement benefit surplus	29	**–**	–	**2**	2
Other non-current assets		**56**	47	**1**	34
Total non-current assets		**6,483**	3,691	**12,697**	11,976
Total assets		**8,476**	7,144	**29,665**	25,036
CURRENT LIABILITIES					
Trade and other payables	19	**1,457**	1,619	**1,282**	1,084
Outstanding claims	20	**–**	–	**4,904**	3,670
Unearned premium	21	**–**	–	**4,287**	3,948
Interest bearing liabilities	22	**400**	–	**400**	–
Derivative financial instruments	15	**4**	8	**35**	53
Current tax liabilities		**144**	84	**162**	73
Provisions		**–**	–	**2**	–
Total current liabilities		**2,005**	1,711	**11,072**	8,828
NON-CURRENT LIABILITIES					
Outstanding claims	20	**–**	–	**10,179**	8,935
Interest bearing liabilities	22	**745**	742	**1,730**	1,805
Swaps relating to ABC securities	35	**5**	5	**29**	30
ABC securities for funds at Lloyd's	35	**–**	–	**1,015**	968
Deferred tax liabilities	24	**10**	27	**251**	122
Provisions	23	**13**	27	**62**	54
Retirement benefit obligations	29	**–**	–	**168**	202
Total non-current liabilities		**773**	801	**13,434**	12,116
Total liabilities		**2,778**	2,512	**24,506**	20,944
Net assets		**5,698**	4,632	**5,159**	4,092
EQUITY					
Share capital	25(A)	**3,195**	2,780	**3,195**	2,780
Equity component of hybrid securities	25(B)	**108**	108	**108**	108
Reserves	26(A)	**33**	15	**(20)**	(29)
Retained profits	26(B)	**2,362**	1,729	**1,810**	1,173
Shareholders' funds		**5,698**	4,632	**5,093**	4,032
Minority interest	16	**–**	–	**66**	60
Total equity		**5,698**	4,632	**5,159**	4,092

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of recognised income and expense

FOR THE YEAR ENDED 31 DECEMBER 2005

		THE COMPANY		CONSOLIDATED	
	NOTE	2005 $M	2004 $M	2005 $M	2004 $M
Amounts recognised in equity					
Net decrease in foreign currency translation reserve	26(A)	**–**	–	**(24)**	(48)
Actuarial losses on defined benefit superannuation plans, net of tax	26(B)	**–**	–	**(27)**	(25)
Cash flow hedges, net of tax	26(A)	**(5)**	–	**(5)**	(2)
Gains (losses) on revaluation of owner occupied properties, net of tax	26(A)	**–**	–	**2**	(1)
Employee share options, net of tax	26(A)	**23**	11	**36**	15
Net income (expense) recognised directly in equity		**18**	11	**(18)**	(61)
Amounts recognised in income statement					
Net profit after income tax		**1,060**	1,834	**1,098**	864
Total recognised income and expense for the year		**1,078**	1,845	**1,080**	803
Attributable to:					
Equity holders		**1,078**	1,845	**1,073**	796
Minority interest		**–**	–	**7**	7
		1,078	1,845	**1,080**	803

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

Statements of cash flows

FOR THE YEAR ENDED 31 DECEMBER 2005

	NOTE	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
OPERATING ACTIVITIES					
Premium received		**–**	–	**8,756**	8,598
Reinsurance and other recoveries received		**–**	–	**1,309**	907
Outward reinsurance paid		**–**	–	**(1,479)**	(1,664)
Claims paid		**–**	–	**(4,620)**	(4,006)
Insurance costs paid		**–**	–	**(1,748)**	(1,629)
Other underwriting costs		**–**	–	**(343)**	(374)
Interest received		**3**	–	**562**	471
Dividends received		**262**	435	**44**	50
Other operating income		**–**	–	**–**	18
Other operating payments		**(23)**	(15)	**(208)**	(16)
Interest paid		**(49)**	(33)	**(115)**	(103)
Income taxes paid		**(6)**	(39)	**(171)**	(142)
Net cash flows from operating activities	39	**187**	348	**1,987**	2,110
INVESTING ACTIVITIES					
Proceeds on sale of equity investments		**–**	–	**1,403**	1,526
Proceeds on sale of investment property		**–**	–	**1**	9
Proceeds on sale of property, plant and equipment		**–**	–	**2**	4
Payments for purchase of equity investments		**–**	–	**(589)**	(1,498)
Proceeds from foreign exchange transactions		**–**	–	**188**	30
Payments for purchase of other financial assets		**(40)**	–	**(2,755)**	(1,620)
Payments for purchase of ABC financial assets		**–**	–	**–**	(295)
Payments for purchase of controlled entities and business acquired[1]		**(54)**	(795)	**(402)**	(877)
Proceeds on disposal of controlled entities		**–**	–	**35**	–
Payments for purchase of investment property		**–**	–	**(4)**	–
Payments for purchase of property, plant and equipment		**–**	–	**(82)**	(38)
Net cash flows from investing activities		**(94)**	(795)	**(2,203)**	(2,759)
FINANCING ACTIVITIES					
Payments to controlled entities		**(417)**	(234)	**–**	–
Proceeds from issue of shares		**154**	390	**–**	3
Share issue expenses		**(2)**	–	**(4)**	–
Proceeds from settlement of staff share loans		**–**	–	**34**	33
Proceeds from interest bearing liabilities		**400**	1,240	**400**	1,796
Proceeds from issue of ABC securities		**–**	–	**–**	294
Repayment of interest bearing liabilities		**–**	(800)	**(45)**	(932)
Dividends paid		**(224)**	(141)	**(224)**	(141)
Net cash flows from financing activities		**(89)**	455	**161**	1,053
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS HELD		**4**	8	**(55)**	404
Cash and cash equivalents at the beginning of the financial year		**9**	1	**1,121**	717
Effect of exchange rate changes on opening cash and cash equivalents		**1**	–	**(5)**	–
Cash and cash equivalents at the end of the financial year		**14**	9	**1,061**	1,121

(1) Consolidated is net of cash acquired.

The above statements of cash flows should be read in conjunction with the accompanying notes.

1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for QBE Insurance Group Limited ("the company") as an individual entity and the consolidated entity consisting of QBE Insurance Group Limited and its controlled entities.

(A) Basis of preparation

This general purpose financial report has been prepared in accordance with accounting standards, other authoritative pronouncements of the Australian Accounting Standards Board ("AASB"), Urgent Issues Group interpretations corresponding to the interpretations approved by the International Accounting Standards Board ("IASB") and the *Corporations Act 2001*.

Until 31 December 2004, financial statements of the consolidated entity were prepared in accordance with previous Australian Generally Accepted Accounting Principles ("AGAAP"). From 1 January 2005, the financial statements have been prepared in accordance with current AGAAP which includes the Australian equivalents to International Financial Reporting Standards ("AIFRS"). For the consolidated entity the date of adoption of AIFRS was 1 January 2004, which is the start of the comparative period.

This is the first annual report to be prepared by the consolidated entity in accordance with AIFRS. AASB 1: First Time Adoption of Australian Equivalents to International Financial Reporting Standards ("AASB 1") has been applied in preparing these financial statements. When preparing this annual report, management has amended certain accounting and valuation methods applied in the previous AGAAP financial statements to comply with AIFRS and the comparative figures have been restated to reflect these adjustments. The half year report of the consolidated entity, for the period to 30 June 2005, was prepared in accordance with AIFRS.

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 3: Business Combinations ("AASB 3") from 1 January 2004. The consolidated entity has also taken the exemption under AASB 1 to apply AASB 2: Share-based Payment ("AASB 2") to options and conditional rights issued after 7 November 2002 and vesting after 1 January 2005. Accordingly, no expense is recognised in respect of instruments granted before 7 November 2002 and/or vested before 1 January 2005.

The consolidated entity has elected to apply AASB 119: Employee Benefits ("AASB 119"), issued December 2004, to reporting periods beginning on or after 1 January 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108: Accounting Policies, Changes in Accounting Estimates and Errors. In addition, the consolidated entity has elected to apply AASB 124: Related Party Disclosures to reporting periods beginning on or after 1 January 2005.

The consolidated entity has not taken the exemptions available under AASB 1 in respect of the restatement of comparative figures on application of:

- AASB 132: Financial Instruments: Disclosure and Presentation ("AASB 132");
- AASB 139: Financial Instruments: Recognition and Measurement ("AASB 139");
- AASB 4: Insurance Contracts ("AASB 4"); and
- AASB 1023: General Insurance Contracts ("AASB 1023").

Consequently, comparative figures have been restated.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the consolidated entity's equity and net profit after income tax are provided in note 2.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of:

- financial assets and liabilities (including derivative instruments) at fair value through the income statement;
- certain classes of property, plant and equipment; and
- investment property.

(B) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by the company as at 31 December 2005 and the results of all controlled entities for the financial year then ended. The company and its controlled entities together are referred to in this financial report as the "consolidated entity". The effects of all transactions between entities in the consolidated entity are eliminated in full. Minority interest in the results and equity of controlled entities is shown separately in the consolidated income statement and balance sheet.

Where control of an entity commences during a financial year, its results are included in the consolidated income statement from the date on which the control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which the control existed.

The purchase method of accounting is used to account for the acquisition of controlled entities by the consolidated entity. The cost of an acquisition is measured as the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the consolidated entity's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the controlled entity acquired, the difference is recognised directly in the income statement.

(C) Premium revenue

Direct and inward reinsurance premium comprises amounts charged to policyholders, excluding taxes collected on behalf of third parties. The earned portion of premium received and receivable, including unclosed business, is recognised as revenue. Premium on unclosed business is brought to account based upon the pattern of booking of renewals and new business.

(D) Unearned premium

Unearned premium is calculated based on the term of the risk which closely approximates the pattern of risks underwritten using either the daily pro rata method or the 24ths method.

At each balance date, the adequacy of the unearned premium liability is assessed on a net of reinsurance

1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

basis against the present value of the expected future cash flows relating to potential future claims in respect of the relevant insurance contracts, plus an additional risk margin to reflect the inherent uncertainty of the central estimate. The assessment is carried out at the divisional business segment level, being a portfolio of contracts that are broadly similar and managed together as a single portfolio. If the unearned premium liability, less related intangible assets and deferred acquisition costs, is deficient, then the resulting deficiency is recognised in the income statement of the consolidated entity.

(E) Outward reinsurance
Premium ceded to reinsurers is recognised as an expense in accordance with the pattern of reinsurance service received. Accordingly, a portion of outward reinsurance premium is treated as a prepayment at the balance date.

(F) Claims
The provision for outstanding claims is measured as the central estimate of the present value of expected future claims payments plus a risk margin. The expected future payments include those in relation to claims reported but not yet paid; claims incurred but not reported ("IBNR"); claims incurred but not enough reported ("IBNER"); and estimated claims handling costs.

The expected future payments are discounted to present value using a risk free rate.

A risk margin is applied to the central estimate, net of reinsurance and other recoveries, to reflect the inherent uncertainty in the central estimate. This risk margin increases the probability that the net liability is adequate to a minimum of 85%.

(G) Reinsurance and other recoveries
Reinsurance and other recoveries on paid claims, reported claims not yet paid, IBNR and IBNER are recognised as revenue.

Amounts recoverable are assessed in a manner similar to the assessment of outstanding claims. Recoveries are measured as the present value of the expected future receipts, calculated on the same basis as the provision for outstanding claims.

(H) Acquisition costs
A portion of acquisition costs relating to unearned premium is deferred in recognition that it represents a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. Deferred acquisition costs are amortised over the financial years expected to benefit from the expenditure.

(I) Investment income
Interest income is recognised on an accruals basis. Dividends are recognised when due. Investment income includes realised and unrealised gains or losses on financial assets which are reported on a combined basis as fair value gains or losses on financial assets.

Investment income on ABC financial assets pledged for funds at Lloyd's and expenses from ABC securities for funds at Lloyd's, both of which are separately identified, include fair value gains and losses on the ABC swaps.

(J) Taxation
The income tax expense for the period is the tax payable on the current period's taxable income based on the notional income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rate expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect accounting profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the near future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

The company and all of its Australian wholly owned controlled entities have implemented the tax consolidation legislation.

(K) Cash and cash equivalents
Cash and cash equivalents includes cash at bank and on hand and deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day to day basis, net of bank overdrafts.

(L) Financial assets

(i) Classification of policyholders' and shareholders' funds

Policyholders' funds are those financial assets which are held to fund the insurance provisions of the consolidated entity. The remaining financial assets, including equities, and investment properties (refer note 1M) represent shareholders' funds. Insurance profit is derived by adding investment income on policyholders' funds to the underwriting result.

(ii) Policyholders' funds

In accordance with AASB 1023, the consolidated entity is required to measure financial assets held to fund insurance provisions at fair value through the income statement.

(iii) Shareholders' funds

AASB 139 has an option to measure all financial assets at fair value through the income statement. Shareholders' funds constitutes a group of financial assets which are managed, and their performance evaluated, on a fair value basis in accordance with the consolidated entity's documented investment strategy. Information prepared on this basis is provided to the consolidated entity's senior management. The consolidated entity has therefore elected to measure all financial assets that do not fund insurance provisions at fair value through

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

the income statement upon initial recognition and at the date of transition to AIFRS.

(iv) Basis of valuation
Fair value for each type of financial asset is determined as follows:

Listed investments – by reference to the closing bid price of the instrument at the balance date.

Unlisted investments – the fair value of financial assets not traded on an active market is determined using valuation techniques including reference to:

- the fair value of recent arm's length transactions involving the same instrument or instruments that are substantially the same;
- discounted cash flow analysis; and
- option pricing models.

All purchases and sales of financial assets that require delivery of the asset within the time frame established by regulation or market convention ("regular way" transactions) are recognised at trade date, being the date on which the consolidated entity commits to buy or sell the asset.

Financial assets are derecognised when the right to receive future cash flows from the assets has expired, or has been transferred, and the consolidated entity has transferred substantially all the risks and rewards of ownership.

(M) Investment properties
Investment properties are valued by reference to external market valuation at fair value through the income statement.

(N) Derivative financial instruments
The consolidated entity is subject to currency, cash flow, interest rate, price, credit and liquidity risks. Derivative financial instruments ("derivatives") are used to manage these risks. The consolidated entity does not enter into, issue or hold derivatives for speculative trading purposes.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged. Derivatives which are not part of a hedging relationship are valued at fair value through the income statement. Derivatives which are part of a hedging relationship are accounted for as provided in note 1(O). The fair value of forward exchange contracts is determined using forward exchange rates at the balance date.

(O) Hedging transactions
Derivatives held for risk management purposes which meet the criteria specified in AASB 139 are accounted for by the consolidated entity using fair value hedge accounting, cash flow hedge accounting or hedging of a net investment in a foreign operation as appropriate to the risks being hedged.

When a financial instrument is designated as a hedge, the consolidated entity formally documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the various hedging transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used for hedging are highly effective in offsetting changes in fair values or cash flows of hedged items.

Hedge accounting is discontinued when:

- it is determined that a derivative is not, or has ceased to be, highly effective as a hedge;
- the derivative expires, or is sold, terminated or exercised; or
- the hedged item matures, is sold or repaid.

(i) Fair value hedge accounting
Changes in the fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortised cost, amortised over the period to maturity of the previously designated hedge relationship using the effective interest method. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

(ii) Cash flow hedge accounting
For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognised initially directly in shareholders' equity and recycled to the income statement in the periods when the hedged item will affect profit or loss. The gain or loss on any ineffective portion of the hedging instrument is recognised in the income statement immediately. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item affects the income statement. When a transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

(iii) Hedges of net investments in foreign operations
Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for in a manner similar to cash flow hedges. The gain or loss on the effective portion of the hedging instrument is recognised directly in equity and the gain or loss on the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in equity is recognised in the income statement on the disposal or partial disposal of the foreign operation.

(P) Receivables
Receivables are measured at fair value through the income statement and form part of policyholders' funds.

(Q) Property, plant and equipment
Owner occupied properties are measured at fair value by reference to external market valuations. When a revaluation increases the carrying value of a property, the increase is credited to the revaluation reserve in equity. To the extent that the increase reverses a decrease previously recognised in the income statement, the increase is first recognised in the income statement. When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognised in the income statement. To the extent that the decrease reverses an increase previously recognised in equity, the decrease is first recognised in equity.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

All other property, plant and equipment is stated at historical cost less depreciation.

Leasehold improvements, office equipment, fixtures and fittings and motor vehicles are depreciated using the straight line method over the estimated useful life to the consolidated entity of each class of asset. Estimated useful lives are between three and 10 years.

An asset's carrying amount is written down to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. Refer note 1(S).

(R) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the consolidated entity's share of the net identifiable assets acquired. Goodwill acquired in a business combination is tested for impairment and is not subject to amortisation.

(ii) Intangible assets

Intangible assets are measured at cost. Those with a finite useful life are amortised using the straight line method over the estimated useful life. Intangible assets are tested for impairment annually or more often if there is an indication of impairment.

(S) Impairment of assets

Assets, including goodwill and intangibles, that have an indefinite useful life are tested annually for impairment or more frequently when changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised as the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped in cash generating units which are the lowest levels for which there are separately identifiable cash flows.

(T) Financial liabilities

Financial liabilities are initially measured at fair value and are subsequently measured at amortised cost. Any difference between the proceeds and the redemption amount is recognised in the income statement over the period of the financial liability using the effective interest method.

On issue of hybrid securities, the fair value of the liability component, being the obligation to make future payments of principal and interest to investors, is calculated using a market interest rate for an equivalent non-convertible note. The residual amount, representing the fair value of the conversion option, is included in equity with no recognition of any change in the value of the option in subsequent periods. The liability is included in financial liabilities and carried on an amortised cost basis with interest on the securities recognised as financing costs on an effective interest method until the liability is extinguished on conversion or maturity of the securities.

Financial liabilities are classified as current liabilities unless the consolidated entity has an unconditional right to defer settlement of the liability for at least 12 months after the balance date.

(U) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of controlled entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated entity's financial statements are presented in Australian dollars, being the functional and presentation currency of the company.

(ii) Transactions and balances

Foreign currency transactions are translated into functional currencies at the rates of exchange at the dates of the transactions. At the balance date, amounts payable and receivable in foreign currencies are translated at the rates of exchange prevailing at that date. Exchange gains and losses on operational foreign currency transactions and the translation of amounts receivable and payable in foreign currencies are included in the income statement.

The results and financial position of all overseas controlled entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing balance date rates of exchange;
- income and expenses are translated at cumulative average rates of exchange; and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in overseas controlled entities, and of financial liabilities and other instruments designated as hedges of such investments, are taken to shareholders' equity. When an overseas controlled entity is sold, these exchange differences are recognised in the income statement as part of the gain or loss on sale.

(V) Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

The equity component of hybrid securities is calculated and disclosed as provided in note 1(T).

(W) Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, adjusted for the cost of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the earnings figure used in the determination of basic earnings per share to exclude the after income tax effect of interest and other financing costs associated with potential dilutive ordinary shares and the weighted average number of shares assumed to have been issued for no consideration. It also adjusts the weighted average number of shares to include potential dilutive ordinary shares and instruments with a mandatory conversion feature.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(X) Dividends

Dividends are recognised when declared or determined. No provision is made for a proposed dividend.

(Y) Employee benefits

(i) Superannuation

The consolidated entity participates in a number of superannuation plans and contributes to these plans in accordance with plan rules and actuarial recommendations, which are designed to ensure that each plan's funding provides sufficient assets to meet its liabilities.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, contributions are expensed as incurred.

DEFINED BENEFIT PLANS

The liability recognised in the balance sheet in respect of defined benefit superannuation plans is the present value of the defined benefit obligation at the balance date less the fair value of plan assets, adjusted for any unrecognised past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate or government bonds that are denominated in the currency in which the benefits will be paid, and that have a term to maturity approximating the term of the related superannuation liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised directly in equity. Past service costs are recognised immediately in income, unless the changes to the superannuation plan are conditional on the employees remaining in service for a specified period of time (the vesting period) in which case the past service costs are amortised on a straight line basis over the vesting period.

(ii) Share based compensation

The consolidated entity operates an equity settled, share based compensation plan. The fair value of the employee services received in exchange for the grant of the options and conditional rights is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. The fair value at grant date of the options and conditional rights is calculated using a binomial model. The fair value of each instrument is earned evenly over the period between grant and vesting dates. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance date, the entity revises its estimates of the number of options that are expected to become exercisable.

It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

(iii) Profit-sharing and bonus plans

The consolidated entity recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments.

(iv) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date or when an employee accepts voluntary redundancy in exchange for these benefits.
The consolidated entity recognises termination benefits when it has demonstrably committed to either:

- terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or
- providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Benefits falling due more than 12 months after the balance date are discounted to present value.

(Z) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the period of the lease.

(AA) Rounding of amounts

The company is of a kind referred to in the ASIC class order 98/0100 dated 10 July 1998 (as amended by class order 04/667 dated 15 July 2004) relating to the "rounding off" of amounts in the financial statements. Amounts have been rounded off in the financial statements to the nearest million dollars or, in certain cases, to the nearest thousand dollars in accordance with that class order.

(AB) Australian Accounting Standards issued but not yet effective

	TITLE	OPERATIVE DATE
2005-1	Amendments to Australian Accounting Standard (AASB 139)	1 January 2006
2005-5	Amendments to Australian Accounting Standards (AASB 1 and AASB 139)	1 Janaury 2006
2005-6	Amendments to Australian Accounting Standard (AASB 3)	1 January 2006
2005-7	Amendments to Australian Accounting Standard (AASB 134)	30 June 2005
2005-9	Amendments to Australian Accounting Standards (AASB 4, AASB 1023, AASB 139 and AASB 132)	1 January 2006
2005-10	Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)	1 January 2007
AASB 7	Financial Instruments: Disclosures	1 January 2007

These amendments are not effective for the year ended 31 December 2005 and have not been applied in preparing the consolidated entity's financial statements. The impact of the application of these standards is disclosure only.
The consolidated entity will apply these standards for the annual reporting periods beginning on or after the operative dates set out above.

2.

IMPACT OF THE ADOPTION OF AIFRS

In preparing the opening AIFRS compliant balance sheet, a number of adjustments have been made to the figures previously reported in the 31 December 2004 financial report. The impacts of the adoption of AIFRS on total equity brought forward and 2004 profit after income tax reported under previous AGAAP are illustrated below. All amounts have been tax effected in accordance with AASB 112: Income Taxes.

(A) Reconciliation of total equity under previous AGAAP to that under AIFRS:

	THE COMPANY		CONSOLIDATED	
	31 DEC 2004 $M	1 JAN 2004 $M	31 DEC 2004 $M	1 JAN 2004 $M
Brought forward equity under previous AGAAP	4,711	2,513	4,480	3,368
Defined benefit superannuation plan obligations[1]	–	–	(142)	(117)
Shares issued under the Employee Share and Option Plan derecognised[2]	(90)	(76)	(90)	(76)
Impairment[3]	–	–	(49)	(62)
Risk free rate adjustment[4]	–	–	(64)	(70)
Non-monetary assets/liabilities adjustment[5]	–	–	(8)	(19)
Cash flow hedges[6]	–	–	(17)	(15)
Swaps relating to ABC securities[7]	(3)	2	(20)	(2)
Fair value of financial assets[8]	–	–	(4)	(2)
Share based payments[9]	15	4	7	1
Amortisation of financing costs using effective interest rate method[10]	(1)	–	(1)	–
	(79)	(70)	(388)	(362)
Brought forward equity under AIFRS	4,632	2,443	4,092	3,006

The consolidated entity has elected to apply an exemption in AASB 1 which permits the cumulative translation differences in respect of all foreign operations represented in the foreign currency translation reserve to be deemed to be zero at the date of adoption of AIFRS. At 1 January 2004, the $130 million debit balance in the foreign currency translation reserve was reduced to zero with an equivalent adjustment to retained profits.

Under previous AGAAP, the company recognised current and deferred tax amounts relating to transactions and balances of the Australian tax-consolidated group. Under AIFRS, the company only recognises the current tax payable and deferred tax assets arising from unused tax losses assumed from controlled entities in the tax-consolidated group. There is no impact on the consolidated entity. For the company, deferred tax liabilities decreased by $643 million with an equivalent adjustment to intercompany balances.

(B) Reconciliation of net profit after tax for the year ended 31 December 2004 under previous AGAAP to that under AIFRS:

	THE COMPANY 2004 $M	CONSOLIDATED 2004 $M
Net profit after income tax under previous AGAAP	1,840	820
Defined benefit superannuation plan obligations[1]	–	3
Reversal of goodwill amortisation[3]	–	13
Risk free rate adjustment[4]	–	6
Non-monetary assets/liabilities adjustment[5]	–	11
Swaps relating to ABC securities[7]	(5)	(18)
Fair value of financial assets[8]	–	(2)
Share based payments[9]	–	(9)
Amortisation of financing costs using effective interest rate method[10]	(1)	(1)
Interest component of forward contracts used for hedging[11]	–	34
	(6)	37
Net profit after income tax under AIFRS	1,834	857

2.

IMPACT OF THE ADOPTION OF AIFRS CONTINUED

(C) Impact of AIFRS on cash flows

There are no material differences to the statement of cash flows presented under AIFRS from that presented under previous AGAAP.

Notes

(1) Under AIFRS, the net deficit or surplus on defined benefit superannuation plan obligations must be recognised on the balance sheet. Under previous AGAAP, deficits or surpluses were not recognised. An asset or liability, as determined by reference to external valuations, has been recognised where the present value of the employees' accrued benefits is less than or exceeds the net market value of the superannuation plans' assets.

(2) A non-recourse loan issued under the Plan is treated as an option under AASB 2. As a result, the employee loans and related shares issued to date are derecognised under AIFRS. The share capital will be reinstated onto the balance sheet when the loans are repaid by employees. Consequently, the issued share capital on the balance sheet of the consolidated entity differs from issued share capital as notified to the Australian Stock Exchange.

(3) Under previous AGAAP, goodwill was amortised over its estimated useful life whilst intangible assets were subject to ongoing impairment review. Under AIFRS, goodwill and intangible assets with an indefinite life must be tested for impairment and are no longer amortised. Intangible assets with a finite life are reviewed periodically for impairment and amortised over the estimated useful life. The process for impairment testing under AIFRS is more prescriptive than under previous AGAAP resulting in an impairment to goodwill.

(4) Under AIFRS, the outstanding claims provision must be discounted at a risk free rate. Under previous AGAAP, the consolidated entity discounted the outstanding claims provision with reference to market risk related returns.

(5) AASB 121: The Effects of Changes in Foreign Exchange Rates requires non-monetary assets, liabilities and transactions measured in terms of historical cost to be translated to the functional currency using the rates of exchange prevailing at the transaction date. This is a change from previous market practice at Lloyd's.

(6) The consolidated entity has designated certain derivatives as cash flow hedges. These instruments are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at fair value at each balance date. The derivatives have qualified for hedge accounting and therefore the portion of the instrument determined to be an effective hedge has been recognised directly in equity. Such instruments were previously accounted for on an accruals basis.

(7) The interest rate and cross-currency interest rate swaps in relation to the ABC securities are initially valued at fair value and are subsequently remeasured at fair value through the income statement.

(8) The fair value of quoted financial assets is based on closing bid prices. Under previous AGAAP, the consolidated entity used trade price as the basis of valuation.

(9) Under AASB 2, the consolidated entity is required to recognise an expense for those options and conditional rights to shares that were issued to employees under share based compensation plans after 7 November 2002 and that had not vested by 1 January 2005.

(10) Interest bearing liabilities are valued at amortised cost using the effective interest rate method. Under previous AGAAP, interest bearing liabilities were carried at their principal amount and financing costs were expensed on a straight line basis over the period of the financial liabilities.

(11) As permitted under AASB 139, the spot component of a forward contract is designated as a hedge in the consolidated entity's hedging of net investments in foreign operations. The interest component of the forward contract is included in the income statement. The effective portion of the spot component of the forward contract is transferred to equity.

3.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated entity is an international general insurance and reinsurance group underwriting most major commercial and personal lines classes of business through operations in 41 countries. The class of business mix and an analysis of the consolidated entity's gross written and net earned premium from insurance and reinsurance business is shown on page 9. The head office function is located in Australia and exists to support the activities of divisional operations as follows:

- Australia Pacific Asia Central Europe ("APACE"), which comprises general insurance operations in 25 countries under a single management structure;
- European operations, which comprises reinsurance business written in the UK and Ireland, general insurance business written in the UK, France, Spain and Germany and both general insurance and reinsurance business written through Lloyd's of London; and
- QBE the Americas, which comprises general insurance and reinsurance operations in the US and a number of Latin American countries.

In view of this geographic and product diversity, the consolidated entity has developed a strong, centralised risk management and policy framework designed to ensure consistency of approach across a number of operational activities, subject to the specific requirements of local markets, legislation and regulation. Such operational activities include underwriting, claims management, actuarial assessment of the claims provision and investment management. In addition, the assessment of the risk margin undertaken at a divisional level is subject to detailed head office review and the consolidated entity's probability of adequacy is determined by the Group actuary.

Given the centralised approach to many of its activities and the product and geographical diversification, sensitivity analyses in respect of critical accounting estimates and judgments are presented at the consolidated entity level in order to provide a level of analysis which is meaningful, relevant, reliable and comparable year on year. It is considered that disclosure at business segment or product level would not provide a meaningful overview given the complex interrelationships between the variables underpinning the consolidated entity's operations.

3

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS CONTINUED

The consolidated entity makes estimates in respect of certain key assets and liabilities. Such estimates are determined by qualified and experienced employees with reference to historical data and reasoned expectations of future events. The key areas in which critical estimates and judgments are applied are described below.

(A) Ultimate liability arising from claims made under insurance contracts
Provision is made for the estimated cost of claims incurred but not settled at the balance date. The estimated cost of claims includes direct expenses that are expected to be incurred in settling those claims.

The estimation of IBNR is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified to the consolidated entity, where more information about the claims is generally available. Liability and other long tail classes of business, where claims settlement may not happen for many years after the event giving rise to the claim, typically display greater variability between initial estimates and final settlement due to delays in reporting claims, uncertainty in respect of court awards and future claims inflation. Claims in respect of property and other short tail classes are typically reported and settled sooner after the claim event, giving rise to more certainty. The estimation techniques and assumptions used in determining the outstanding claims provision and the associated reinsurance and other recoveries are described below.

(i) Insurance risk assumptions
The consolidated entity's process for establishing the outstanding claims provision involves extensive consultation with internal and external actuaries, claims managers, underwriters and other senior management. This process includes quarterly internal claims review meetings attended by senior divisional management and one or both of the chief risk officer and Group actuary, and detailed review by external actuaries at least annually. The risk management procedures related to the actuarial function are explained further in note 4.

The determination of the amounts that the consolidated entity will ultimately pay for claims arising under insurance and reinsurance contracts involves a number of critical assumptions. Some of the uncertainties impacting these assumptions are as follows:

- changes in patterns of claims incidence, reporting and payment;
- volatility in the estimation of future costs for long tail insurance classes due to the longer period of time that elapses before a definitive determination of the ultimate claims cost can be made;
- incidence of catastrophic events close to the balance date;
- changes in the legal environment, including the interpretation of liability laws and the quantum of damages; and
- social and economic trends, for example price and wage inflation and interest rates.

The potential impact of changes in key assumptions on the consolidated entity's income statement and balance sheet are summarised in note 3(A)(vii).

(ii) Central estimates
The outstanding claims provision comprises the central estimate and a risk margin which is added to the central estimate to achieve a desired probability of adequacy. The outstanding claims provision is discounted at risk free rates of return to reflect the time value of money.

A central estimate is an estimate of the level of claims provision that is intended to contain no intentional under or over estimation. In simple terms, the central estimate is equally likely to be too high (more than adequate) or too low (inadequate) and is commonly described as providing a 50% probability of adequacy. As the consolidated entity requires a higher probability that estimates will be adequate over time, a risk margin is added to the central estimate of outstanding claims.

Central estimates for each class of business are determined by reference to a variety of estimation techniques, generally based on a statistical analysis of historical experience which assumes an underlying pattern of claims development and payment. The final selected central estimates are based on a judgmental consideration of the results of each method and qualitative information, for example, the class of business, the maturity of the portfolio and the expected term to settlement of the class. Projections are based on both historical experience and external benchmarks where relevant.

Central estimates are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts recoverable from reinsurers based on the gross outstanding claims provision.

(iii) Risk margin
The determination of the appropriate level of risk margin takes into account the uncertainty or variability of each class of business and the diversification benefits achieved by writing a number of classes of business in a number of geographic locations.

The measurement of variability by class of business uses techniques similar to those used in determining the central estimate. These techniques determine a range of possible outcomes of ultimate payments and assign a likelihood to outcomes at different levels. The use of a range of outcomes allows a determination of the risk margin required to provide an estimate at a given probability of adequacy, e.g. nine times in 10 (a 90% probability of adequacy). These techniques use standard statistical distributions, and the measure of variability is referred to as the standard deviation or the coefficient of variation.

3

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS CONTINUED

The risk margin required to provide a given probability of adequacy for two or more classes of business or for two or more geographic locations combined is likely to be less than the sum of the risk margins for the individual classes. This reflects the benefit of diversification in general insurance. The statistical measure used to determine diversification is called the correlation or covariance. The higher the correlation between two classes of business, the more likely it is that a negative outcome in one class will correspond to a negative outcome in the other class. For example, high correlation exists in classes of business affected by court cases involving bodily injury claims such as motor third party liability (CTP), workers' compensation and public liability.

Whilst there are estimation techniques for determining correlations, they are difficult to apply. The correlations adopted by the consolidated entity are normally derived from industry analysis, the consolidated entity's historical experience and the judgment of experienced and qualified actuaries.

The risk margin for the consolidated entity is determined by analysing the variability of each class of business and the correlation between classes of business and divisions. Correlations are determined for aggregations of classes of business, where appropriate, at the divisional level. Applying correlations between divisions results in a further diversification benefit to the consolidated entity with a consequent impact on the consolidated entity's risk margin.

The potential impact of changes in the coefficient of variation assumptions on the consolidated entity's income statement and balance sheet is summarised in note 3(A)(vii).

(iv) Assets arising from contracts with reinsurers

Assets arising from contracts with the consolidated entity's reinsurers are determined using the same methods described above. In addition, the recoverability of these assets is assessed at each balance date to ensure that the balances properly reflect the amounts that will ultimately be received, taking into account counterparty and credit risk.

(v) Expected present value of future cash flows for future claims

The expected present value of future cash flows for future claims and risk margin used in the liability adequacy test are determined using the same methods described above.

(vi) Financial assumptions used to determine outstanding claims provisions

The outstanding claims provision is discounted to net present value using a risk free rate of return. Details of risk free rates applied are as follows:

	2005 %		2004 %	
	SUCCEEDING YEAR	SUBSEQUENT YEARS	SUCCEEDING YEAR	SUBSEQUENT YEARS
Australia Pacific Asia Central Europe	**2.70–13.40**	**2.70–13.40**	0.60–7.85	1.66–10.35
European operations	**4.30–4.40**	**4.30–4.40**	3.00–4.50	3.00–4.50
the Americas	**4.40**	**4.40**	3.00	3.00
Equator Re	**4.30–5.53**	**4.30–5.38**	3.00–5.22	3.00–5.49

The potential impact of a change in discount rates on the consolidated entity's income statement and balance sheet is summarised in note 3(A)(vii).

The weighted average terms to settlement of net outstanding claims at the balance date are as follows:

	2005 YEARS	2004 YEARS
Australia Pacific Asia Central Europe	**2.8**	3.1
European operations	**3.0**	3.1
the Americas	**2.2**	2.3
Equator Re	**1.9**	1.8
Consolidated entity	**2.9**	3.0

The potential impact of a change in the weighted average term to settlement on the consolidated entity's income statement and balance sheet is summarised in note 3(A)(vii).

The sensitivity of the consolidated entity's exposure to interest rate risk in respect of financial assets is also considered in note 5(A)(ii).

3

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS CONTINUED

(vii) Impact of changes in key variables on the outstanding claims provision

The impact of changes in key outstanding claims variables are summarised below. Each change has been calculated in isolation of the other changes and each change shows the after tax impact on profit and equity assuming that there is no change to:

- Any of the other variables – This is considered unlikely as, for example, an increase in interest rates is normally accompanied by an increase in the rate of inflation. As can be seen from the table below, the impact of a change in discount rates is largely offset by the impact of a change in the rate of inflation. The impact of a change in interest rates on financial assets is shown in note 5(D).
- The probability of adequacy – The directors and management have set an internal target range of 85% to 94% for the probability of adequacy of the outstanding claims provision. It is likely that if, for example, the central estimate was to increase by 5%, at least part of the increase would result in a decrease in the probability of adequacy, which is currently estimated to be 94%. Likewise, if the coefficient of variation were to increase by 1%, it is likely that the probability of adequacy would reduce from its current level and that the change would therefore impact the amount of risk margins held rather than net profit after tax or equity.

		FINANCIAL IMPACT[1]	
	MOVEMENT IN VARIABLE %	PROFIT (LOSS) $M	EQUITY $M
Central estimate	+5	(337)	(337)
	–5	337	337
Inflation rate	+1	(211)	(211)
	–1	200	200
Discount rate	+1	180	180
	–1	(193)	(193)
Coefficient of variation	+1	(113)	(113)
	–1	112	112
Weighted average term to settlement	+10	99	99
	–10	(101)	(101)

(1) Determined at the consolidated entity level net of reinsurance and taxation at the prima facie rate of 30%.

(B) Superannuation plan obligations

The present value of the obligations arising from the consolidated entity's defined benefit superannuation plans is determined by external actuaries based on discount rate, mortality, salary growth and investment return assumptions. Key assumptions are set out in note 29.

The discount rate applied to the various plans is the interest rate on high quality corporate bonds (where there is a sufficiently deep market) or the appropriate government bond rate. The surplus or deficit at each balance date varies to reflect changes in interest rates.

Mortality assumptions are affected by experience which indicates increasing longevity, particularly for certain age groups of the population. The consolidated entity has considered the consensus of professional opinions from a number of external actuaries in respect of the appropriateness of the mortality tables selected for use in the valuation of the superannuation obligations for each of the consolidated entity's plans.

The potential impact of a change in the most sensitive assumption on the consolidated entity's income statement and balance sheet is summarised below.

		FINANCIAL IMPACT[1]	
	MOVEMENT IN VARIABLE %	PROFIT (LOSS) $M	EQUITY $M
Discount rate	–1	–	(108)

(1) Determined at the consolidated entity level net of taxation at the prima facie rate relevant to the superannuation plan.

(C) Intangible assets

Goodwill and intangible assets with an indefinite useful life are tested annually for impairment, or more frequently when changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The impairment review is based on the net present value of estimated future cash flows of the relevant cash generating unit, which is determined by reference to, amongst other factors, the estimated combined operating ratio in the business plan.

If the combined operating ratio applied in these calculations was increased by one per cent over management's estimates at 31 December 2005, the consolidated entity would have no requirement to reflect an impairment write down.

INSURANCE CONTRACTS – RISK MANAGEMENT POLICIES AND PROCEDURES

An overview of the consolidated entity's risk management framework is provided in the risk management statement on pages 14 and 15 and in the risk management section of the corporate governance statement on pages 43 to 44. The consolidated entity's risk management objectives are to:

- avoid unwelcome surprises by reducing uncertainty and volatility;
- achieve competitive advantage through better understanding the risk environment in which the consolidated entity operates; and
- optimise risk and more effectively allocate capital and resources by assessing the balance of risk and reward.

A fundamental part of the consolidated entity's overall risk management strategy is the effective governance and management of the risks that impact the amount, timing and uncertainty of cash flows arising from insurance contracts. These risks include insurance and reinsurance risks, financial risks and other risks such as regulatory and capital risks.

One of the cornerstones of the consolidated entity's risk management framework is the recruitment and retention of high quality people who are entrusted with appropriate levels of autonomy within the parameters of disciplined risk management practices. The consolidated entity operates a system of delegated authorities based on expertise and proven performance, and compliance is closely monitored.

(A) Insurance and reinsurance risks

The consolidated entity has established protocols to manage its insurance risks across the underwriting, claims and actuarial disciplines.

(i) Underwriting risks

SELECTION AND PRICING OF RISKS

Underwriting authority is delegated to experienced underwriters for the forthcoming year following a detailed retrospective and prospective analysis of each class of business as part of the consolidated entity's annual business planning process. Delegated authorities reflect the level of risk which the consolidated entity is prepared to take. The authorities include reference to some combination of:

- gross written premium;
- premium per contract;
- sum insured per contract;
- aggregate exposures per zone;
- probable maximum loss and realistic disaster scenarios ("RDSs");
- levels and quality of reinsurance protection;
- geographic exposures; and/or
- classes of business and types of product that may be written.

Limits in respect of each of the above are set at a portfolio, divisional and consolidated entity level and are included within business plans for individual classes of business. They are adjusted at a local level to reflect a risk factor in respect of each controlled entity depending on previous underwriting results, the economic environment and other potential drivers of volatility.

Insurance and reinsurance policies are written in accordance with local management practices and regulations within each jurisdiction taking into account the consolidated entity's risk tolerance and underwriting standards. Non-standard and long term policies may only be written if expressly included in the delegated authorities. No individual long term or non-standard policy is material to the consolidated entity.

Pricing of risks is controlled by use of in-house pricing models relevant to the specific portfolio and markets in which the consolidated entity operates. Experienced underwriters and actuaries maintain historical pricing and claims analysis for each portfolio and this is combined with a detailed knowledge of the current developments in the respective markets and classes of business.

CONCENTRATION RISK

The consolidated entity's exposure to concentrations of insurance risk is mitigated by a portfolio diversified across 41 countries and hundreds of classes of business. Product diversification is achieved through a strategy of developing strong underwriting skills in a wide variety of classes of business. A combination of core and specialty products under the control of proven employees skilled in underwriting such products allows the consolidated entity to lead underwrite in many of the markets in which it operates.

The consolidated entity has potential exposure to catastrophe losses that may impact more than one operating division. Each year, the consolidated entity sets its tolerance to concentration risk. RDSs, using industry standard and QBE determined probable maximum losses and various catastrophe models, are calculated for each portfolio during the business planning process. These RDSs are aggregated across all portfolios and divisions to determine the consolidated entity's maximum event retention ("MER") which is the estimated maximum net loss from major natural catastrophes with an approximate return period of 250 years. The MER must be less than the consolidated entity's concentation risk tolerance; otherwise, steps such as the purchase of additional reinsurance are taken to limit the exposure.

INSURANCE CONTRACTS – RISK MANAGEMENT POLICIES AND PROCEDURES CONTINUED

In 2005, the net cost of large catastrophes, being catastrophes with an individual net cost of more than $10 million to the consolidated entity, was $515 million before tax (2004 $320 million).

REINSURANCE RISK

The consolidated entity's strategy in respect of the selection, approval and monitoring of reinsurance arrangements is addressed by the following protocols.

- Treaty or facultative reinsurance is placed in accordance with the requirements of the consolidated entity's reinsurance management strategy and Group security committee guidelines.
- Reinsurance arrangements are regularly reassessed to determine their effectiveness based on current exposures, historic losses and potential future losses based on RDSs and the consolidated entity's MER.

The consolidated entity's exposure to reinsurance counterparties and the credit quality of those counterparties is actively monitored.

(ii) Claims management and claims provisioning risks

The consolidated entity's approach to determining the outstanding claims provision and the related sensitivities are set out in note 3. The consolidated entity seeks to ensure the adequacy of its outstanding claims provision by reference to the following controls.

- Experienced claims managers work with underwriters on coverage issues and operate within the levels of authority delegated to them in respect of the settlement of claims.
- Processes exist to ensure that all claims advices are captured and updated on a timely basis and with a realistic assessment of the ultimate claims cost.
- Initial IBNR estimates are set by experienced internal actuaries in conjunction with the local product managers and underwriters for each class of business in each business unit.
- The aggregate outstanding claims provision for each controlled entity is assessed in a series of quarterly internal claims review meetings, which are attended by senior divisional management and one or both of the chief risk officer and Group actuary in order to ensure consistency of provisioning practices across all divisions.
- Over 90% of the consolidated entity's outstanding claims provision is reviewed by external actuaries at least annually.

Despite the rigour involved in the establishment and review of the outstanding claims provision, the provision is subject to significant uncertainty for the reasons set out in note 3.

(B) Financial risks arising from insurance contracts

The consolidated entity is exposed to the risk that interest rate movements may materially impact the value of the outstanding claims provision. Historically, there has been a high correlation between changes in discount rates and the movement in claims inflation. The financial impact of changing interest rates on outstanding claims is therefore expected to be offset in the longer term by similar changes in claims inflation.

(C) Other risks arising from insurance contracts

The consolidated entity is exposed to a number of other risks arising from insurance contracts.

(i) Capital and regulatory risks

Australian and overseas controlled entities are subject to extensive prudential regulation in the jurisdictions in which they conduct business. Prudential regulation is generally designed to protect policyholders. Regulation covers a number of areas including solvency, change in control and capital movement limitations. The regulatory environment in Australia and overseas continues to evolve in response to economic, political and industry developments. The consolidated entity works closely with regulators and monitors regulatory developments across its global operations to assess their potential impact on its ability to meet solvency and other requirements.

(ii) Acquisition risks

The consolidated entity's strategy of growth by acquisition exposes it to additional risks. Acquisition risks are principally managed by the consolidated entity's controls over the due diligence and subsequent integration processes. The consolidated entity has experienced due diligence teams in each of the divisions and has documented minimum requirements for carrying out due diligence.

FINANCIAL RISK MANAGEMENT

The activities of the consolidated entity expose it to financial risks such as market risk (including currency risk, cash flow and fair value interest rate risk and price risk), credit risk and liquidity risk. The consolidated entity's risk management framework recognises the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

The key objectives of the consolidated entity's asset and liability management strategy are to ensure sufficient liquidity is maintained at all times to meet the consolidated entity's obligations, including its settlement of insurance liabilities and, within these parameters, to optimise investment returns for policyholders and shareholders.

(A) Market risk

(i) Currency risk

The consolidated entity is exposed to foreign currency risk in respect of its net foreign currency exposures. This risk is managed as follows.

- Each controlled entity manages the volatility arising from changes in foreign exchange rates by matching liabilities with assets of the same currency, thus ensuring that any exposures to overseas currencies are minimised.
- Forward foreign exchange contracts are used to protect residual currency positions. These forward foreign exchange contracts are accounted for in accordance with the derivatives accounting policy set out in note 1(N).
- The consolidated entity manages the foreign currency exposures arising from the revaluation of net investments in foreign operations to Australian dollars using either foreign currency interest bearing liabilities designated as hedging instruments or forward foreign exchange contracts designated as hedging instruments.

Those arrangements which meet the hedging criteria set out under AASB 139 are accounted for in accordance with the accounting policy provided in note 1(O). The effectiveness of the currency management processes and the related use of derivatives is actively monitored by the Group treasurer and Group chief financial officer.

The risk management process covering forward foreign exchange contracts and hedges involves close senior management scrutiny, including regular board and other management reporting. All forward foreign exchange contracts and hedge transactions are subject to delegated authority levels provided to management, and the levels of exposure are reviewed on an ongoing basis.

All instruments that are designated as hedges are tested for effectiveness on both a prospective and retrospective basis. These tests are performed at least quarterly.

(ii) Cash flow and fair value interest rate risk

The consolidated entity is exposed to interest rate risk arising on interest bearing assets. Assets with floating rate interest expose the consolidated entity to cash flow interest rate risk. Fixed interest rate assets expose the consolidated entity to fair value interest rate risk. The consolidated entity's strategy is to invest in high quality, liquid fixed interest securities and cash and to actively manage duration. The investment portfolios are actively managed to achieve a balance between cash flow interest rate risk and fair value interest rate risk bearing in mind the need to meet the liquidity requirements of the insurance business.

The consolidated entity is also exposed to interest rate risk arising from long term interest bearing liabilities.

Eurobonds issued at variable interest rates expose the consolidated entity to cash flow interest rate and foreign currency risk. The consolidated entity manages this cash flow interest rate risk by using floating to fixed cross currency interest rate swaps, details of which are set out in note 22.

The consolidated entity is exposed to fair value interest rate and currency risk in respect of ABC securities and exposed to cash flow interest rate risk on the ABC financial assets pledged. The consolidated entity manages these risks by using floating to fixed interest rate swaps and floating to fixed cross currency interest rate swaps, details of which are set out in note 35.

All other long term interest bearing liabilities are generally fixed interest rate borrowings valued at amortised cost and therefore do not expose the entity to cash flow or fair value interest rate risk.

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each significant class of interest bearing financial asset and liability is provided on the opposite page.

FINANCIAL RISK MANAGEMENT CONTINUED

2005		FLOATING INTEREST RATE	FIXED INTEREST RATE MATURING IN: 1 YEAR OR LESS	1 TO 2 YEARS	2 TO 3 YEARS	3 TO 4 YEARS	4 TO 5 YEARS	OVER 5 YEARS	TOTAL
(i) Net interest bearing financial assets (excluding ABC financial assets and ABC securities)									
Interest bearing securities	$M	3,100	9,376	1,803	526	217	360	447	15,829
Weighted average interest rate	%	4.3	4.7	4.8	5.0	5.4	5.5	5.8	4.7
Financial liabilities	$M	(400)	–	–	–	(404)	(344)	(982)	(2,130)
Weighted average interest rate	%	5.8	–	–	–	5.7	8.8	3.4	5.2
Net interest bearing financial assets	$M	2,700	9,376	1,803	526	(187)	16	(535)	13,699
(ii) ABC financial assets and ABC securities									
ABC financial assets pledged for funds at Lloyd's[1]	$M	–	–	–	750	282	–	–	1,032
Weighted average interest rate	%	–	–	–	3.5	3.2	–	–	3.4
ABC securities for funds at Lloyd's	$M	–	–	–	(720)	(295)	–	–	(1,015)
Weighted average interest rate	%	–	–	–	4.8	4.7	–	–	4.8
Net ABC financial assets and ABC securities	$M	–	–	–	30	(13)	–	–	17

(1) Weighted average interest rate is net of swap income.

2004		FLOATING INTEREST RATE	FIXED INTEREST RATE MATURING IN: 1 YEAR OR LESS	1 TO 2 YEARS	2 TO 3 YEARS	3 TO 4 YEARS	4 TO 5 YEARS	OVER 5 YEARS	TOTAL
(i) Net interest bearing financial assets (excluding ABC financial assets and ABC securities)									
Interest bearing securities	$M	2,542	6,055	1,792	1,035	181	180	654	12,439
Weighted average interest rate	%	3.8	4.4	4.7	5.0	5.0	4.6	4.8	4.4
Financial liabilities	$M	–	–	–	–	–	(427)	(1,378)	(1,805)
Weighted average interest rate	%	–	–	–	–	–	5.6	4.7	4.9
Net interest bearing financial assets	$M	2,542	6,055	1,792	1,035	181	(247)	(724)	10,634
(ii) ABC financial assets and ABC securities									
ABC financial assets pledged for funds at Lloyd's[1]	$M	–	–	–	–	703	295	–	998
Weighted average interest rate	%	–	–	–	–	3.5	3.2	–	3.4
ABC securities for funds at Lloyd's	$M	–	–	–	–	(691)	(277)	–	(968)
Weighted average interest rate	%	–	–	–	–	4.8	4.7	–	4.8
Net ABC financial assets and ABC securities	$M	–	–	–	–	12	18	–	30

(1) Weighted average interest rate is net of swap income.

FINANCIAL RISK MANAGEMENT CONTINUED

	2005 $M	2004 $M
(iii) Reconciliation of net financial assets to net assets		
Net financial assets		
Interest bearing	**13,699**	10,634
ABC financial assets pledged for funds at Lloyd's	**1,032**	998
ABC securities for funds at Lloyd's	**(1,015)**	(968)
Non-interest bearing and other	**1,401**	2,136
Net insurance liabilities	**(11,267)**	(9,854)
Net non-financial assets	**1,309**	1,146
Net assets	**5,159**	4,092

The potential impact of movements in interest rates on the consolidated entity's income statement and balance sheet in relation to the valuation of financial assets is summarised in note 5(D).

(iii) Price risk

The consolidated entity is exposed to price or market value risk on its investment in equities and fixed interest securities and uses forward contracts and options to manage this exposure. The risk management processes over these forward contracts and options are the same as those explained in note 5(A)(i) in respect of forward foreign currency contracts.

Equities are held mainly against shareholders' funds. At 31 December 2005, 3.7% (2004 8.9%) of the consolidated entity's financial assets were held in listed equities. The potential impact of movements in the market value of equities on the consolidated entity's income statement and balance sheet was therefore immaterial as shown in note 5(D).

(B) Credit risk

Credit risk exposures are calculated regularly and compared with authorised credit limits before further transactions are undertaken with each counterparty.

77% (2004 74%) of total financial assets and cash is with counterparties having a Moody's rating of Aa3 or better. The consolidated entity does not expect any investment counterparties to fail to meet their obligations given their strong credit ratings and therefore does not require collateral or other security to support derivatives. The consolidated entity only uses derivatives in highly liquid markets.

(C) Liquidity risk

In addition to treasury cash held for working capital requirements, a minimum percentage of the consolidated entity's total financial assets is held in liquid, short term money market securities to ensure there are sufficient liquid funds available to meet obligations. Details of the consolidated entity's financial assets are provided in note 13. At 31 December 2005, the mean term of cash and fixed interest investments was 0.6 years (2004 0.6 years).

The consolidated entity limits the risk of liquidity shortfalls resulting from a mismatch in the timing of claims payments and receipt of claims recoveries by negotiating cash call clauses in reinsurance contracts and seeking accelerated settlements for large claims.

(D) Impact of changes in key variables

	MOVEMENT IN VARIABLE %	FINANCIAL IMPACT[1] PROFIT (LOSS) $M	EQUITY $M
Interest rate movement – impact on fair value of fixed interest securities	+1	(66)	(66)
	–1	66	66
Market value of equities	+1	5	5
	–1	(5)	(5)

(1) Determined at the consolidated entity level net of taxation at the prima facie rate of 30%.

REVENUE

	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Premium revenue				
Direct	–	–	**7,076**	6,583
Inward reinsurance	–	–	**2,095**	1,988
	–	–	**9,171**	8,571
Other revenue				
Reinsurance and other recoveries	–	–	**2,327**	1,171
Interest and dividend income	**520**	1,940	**616**	549
Foreign exchange gains	–	–	**3**	51
	520	1,940	**2,946**	1,771
Net fair value gains on financial assets[1]	–	–	**216**	88
Realised gain on sale of controlled entities	**629**	–	**11**	–
Investment income – ABC financial assets pledged for funds at Lloyd's	**48**	48	**84**	40
Revenue	**1,197**	1,988	**12,428**	10,470

(1) Consolidated includes realised gains of $155 million (2004 $23 million).

PROFIT BEFORE INCOME TAX

(A) Profit before income tax (consolidated)

	NOTE	2005 $M	2004 $M
Gross written premium		**9,408**	8,766
Unearned premium movement		**(237)**	(195)
Gross earned premium		**9,171**	8,571
Outward reinsurance premium		**(1,785)**	(1,781)
Deferred reinsurance premium movement		**–**	(9)
Outward reinsurance premium expense		**(1,785)**	(1,790)
Net earned premium		**7,386**	6,781
Gross claims incurred		**(6,744)**	(5,327)
Reinsurance and other recoveries		**2,327**	1,171
Net claims incurred	9	**(4,417)**	(4,156)
Net commission		**(1,251)**	(1,184)
Other acquisition costs		**(428)**	(439)
Underwriting and other expenses		**(482)**	(405)
		(6,578)	(6,184)
Underwriting profit		**808**	597
Investment income on policyholders' funds		**480**	331
Insurance profit		**1,288**	928
Investment income on shareholders' funds		**238**	188
Amortisation of intangibles and impairment of goodwill/intangibles		**(3)**	(1)
Profit before income tax		**1,523**	1,115

PROFIT BEFORE INCOME TAX CONTINUED

(B) Net investment and other income

	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Dividends from controlled entities	**445**	1,867	**–**	–
Dividends from non-related entities	**–**	–	**41**	52
Interest received or receivable from controlled entities	**65**	58	**–**	–
Interest received or receivable from non-related entities	**1**	1	**567**	483
Other investment income	**9**	14	**8**	14
Interest and dividend income	**520**	1,940	**616**	549
Investment income - ABC financial assets pledged for funds at Lloyd's	**48**	48	**84**	40
Realised gains - equities	**–**	–	**94**	54
Realised gains (losses) - fixed interest and other	**–**	–	**61**	(31)
Unrealised gains - equities	**–**	–	**35**	47
Unrealised gains - fixed interest and other	**–**	–	**26**	18
Realised gains on sale of controlled entity	**629**	–	**11**	–
Foreign exchange gains	**–**	–	**3**	51
Investment and other income	**1,197**	1,988	**930**	728
Expenses - ABC securities for funds at Lloyd's	**(45)**	(45)	**(101)**	(83)
Finance costs paid or payable to controlled entities	**(49)**	(39)	**–**	–
Finance costs paid or payable to non-related entities	**(44)**	(37)	**(96)**	(94)
Investment expenses	**(1)**	(4)	**(15)**	(32)
Foreign exchange losses	**(5)**	(47)	**–**	–
Net investment and other income	**1,053**	1,816	**718**	519
Investment income on policyholders' funds			**480**	331
Investment income on shareholders' funds			**238**	188
Net investment and other income			**718**	519

(C) Other expenses

	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Net commission	**–**	–	**1,251**	1,184
Other acquisition costs	**–**	–	**428**	439
Underwriting and other expenses	**–**	–	**482**	405
Investment expenses	**1**	4	**15**	32
Amortisation of intangibles	**–**	–	**3**	1
Foreign exchange losses	**5**	47	**–**	–
Other expenses	**6**	51	**2,179**	2,061

(D) Specific items

	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Defined contribution superannuation plan expense	**–**	–	**24**	24
Payments on operating leases	**–**	–	**31**	23
Depreciation of assets	**–**	–	**40**	53

INCOME TAX

(A) Reconciliation of prima facie tax to income tax expense

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Profit before income tax	**1,053**	1,816	**1,523**	1,115
Prima facie tax payable at 30%	**316**	545	**457**	335
Tax effect of permanent differences:				
Untaxed dividends	**(335)**	(563)	**(11)**	(15)
Differences in tax rates	**15**	9	**(1)**	(11)
Other, including non-allowable expenses and non-taxable income	**(2)**	(8)	**(20)**	(31)
Prima facie tax adjusted for permanent differences	**(6)**	(17)	**425**	278
Overprovision in prior years	**(1)**	(1)	**–**	(27)
Income tax (credit) expense	**(7)**	(18)	**425**	251
Analysed as follows:				
Current tax	**(15)**	(12)	**486**	153
Deferred tax	**9**	(5)	**(61)**	125
Overprovision in prior years[1]	**(1)**	(1)	**–**	(27)
	(7)	(18)	**425**	251

(1) Overprovision in prior years includes current and deferred tax components.

(B) Tax consolidation

Effective 1 January 2003, the company became the head entity in a tax-consolidated group comprising the company and all of its Australian wholly owned controlled entities ("Australian entities") and the requirements of the relevant accounting standards have been applied.

The directors of the company and its Australian entities have entered into a tax sharing and tax funding agreement that requires the Australian entities to make contributions to the company for current tax liabilities and deferred tax balances in respect of tax losses arising from external transactions occurring after the implementation of tax consolidation. The contributions are allocated by reference to the notional taxable income of each Australian entity.

The company has formally notified the Australian Taxation Office that the tax consolidation regime has been adopted by the Australian entities.

Details of franking credits available to shareholders are shown in note 25(D).

CLAIMS INCURRED (CONSOLIDATED)

(A) Claims analysis

	2005 $M	2004 $M
Gross claims incurred and related expenses		
Direct	**4,384**	3,962
Inward reinsurance	**2,360**	1,365
	6,744	5,327
Reinsurance and other recoveries		
Direct	**1,125**	843
Inward reinsurance	**1,202**	328
	2,327	1,171
Net claims incurred	**4,417**	4,156

(B) Claims development

Current year claims relate to risks borne in the current reporting year. Prior year claims relate to a reassessment of the risks borne in all previous reporting years.

	2005 CURRENT YEAR $M	2005 PRIOR YEARS $M	2005 TOTAL $M	2004 CURRENT YEAR $M	2004 PRIOR YEARS $M	2004 TOTAL $M
Gross claims incurred and related expenses						
Undiscounted	**7,533**	**(651)**	**6,882**	5,808	(205)	5,603
Discount	**(659)**	**521**	**(138)**	(541)	265	(276)
	6,874	**(130)**	**6,744**	5,267	60	5,327
Reinsurance and other recoveries						
Undiscounted	**2,458**	**(33)**	**2,425**	1,322	(65)	1,257
Discount	**(233)**	**135**	**(98)**	(153)	67	(86)
	2,225	**102**	**2,327**	1,169	2	1,171
Net claims incurred						
Undiscounted	**5,075**	**(618)**	**4,457**	4,486	(140)	4,346
Discount	**(426)**	**386**	**(40)**	(388)	198	(190)
	4,649	**(232)**	**4,417**	4,098	58	4,156

The development of net undiscounted outstanding claims for the five most recent accident years is shown in note 20.

CASH AND CASH EQUIVALENTS

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Cash at bank and in hand	**12**	4	**317**	349
Overnight money	**2**	5	**162**	253
Cash management trusts	**–**	–	**129**	252
Term deposits	**–**	–	**416**	224
Commercial paper	**–**	–	**37**	43
	14	9	**1,061**	1,121

Included in cash and cash equivalents are amounts totalling $31 million (2004 $107 million) not available for use by the consolidated entity which are held within Lloyd's syndicates as funds at Lloyd's.

RECEIVABLES – CURRENT

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Trade debtors				
Premium[1]	**–**	–	**917**	736
Reinsurance and other recoveries[2]	**–**	–	**547**	565
Unclosed premium	**–**	–	**1,412**	1,273
	–	–	**2,876**	2,574
Other debtors	**–**	1	**505**	404
Treasury receivables	**27**	46	**2**	2
Investment receivables	**10**	5	**224**	166
Amounts due from controlled entities	**1,891**	3,391	**–**	–
	1,928	3,443	**3,607**	3,146

(1) Premium receivable is net of a provision for impairment of $52 million (2004 $37 million).
(2) Reinsurance and other recoveries are net of a provision for impairment of $87 million (2004 $75 million).
(3) A provision for impairment of reinsurance and other recoveries on outstanding claims of $152 million (2004 $88 million) is included in note 20.

22

DEFERRED INSURANCE COSTS (CONSOLIDATED)

	2005 $M	2004 $M
Deferred reinsurance premium	**582**	566
Deferred net commission	**653**	586
Deferred acquisition costs	**211**	206
	1,446	1,358

	DEFERRED NET COMMISSION $M	DEFERRED ACQUISITION COSTS $M
Deferred costs at 1 January 2004	463	170
Acquisitions	70	15
Costs deferred in financial year	507	182
Amortisation of costs deferred in previous financial years	(456)	(159)
Foreign exchange	2	(2)
Deferred costs at 31 December 2004	586	206
Acquisitions	25	–
Costs deferred in financial year	570	182
Amortisation of costs deferred in previous financial years	(528)	(174)
Foreign exchange	–	(3)
Deferred costs at 31 December 2005	653	211

23

FINANCIAL ASSETS

(A) Financial assets at fair value through the income statement

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Short term money	**40**	–	**8,292**	5,482
Government bonds	**–**	–	**3,866**	2,848
Corporate bonds	**–**	–	**1,919**	2,396
Floating rate notes and other	**–**	–	**1,634**	1,698
Fixed interest trusts	**–**	–	**68**	5
Mortgages	**–**	–	**50**	10
	40	–	**15,829**	12,439
Equities				
Listed	**–**	–	**654**	1,333
Unlisted	**–**	–	**33**	50
Equity derivatives (forward contracts)	**–**	–	**(13)**	–
	–	–	**674**	1,383
	40	–	**16,503**	13,822
Current	**40**	–	**9,411**	6,548
Non-current	**–**	–	**7,092**	7,274
	40	–	**16,503**	13,822

ABC financial assets pledged for funds at Lloyd's are not included in this analysis. Details of ABCs are included in note 35(C).

FINANCIAL ASSETS CONTINUED

(B) Unlisted equities

The fair value movement in unlisted equities was a gain of $4.3 million (2004 $nil).

(C) Investments maturing within 12 months

Non-current investments include amounts maturing within 12 months of $1,722 million (2004 $1,408 million) which, in the normal course of business, will be reinvested and not used for working capital.

(D) Charges over investments and other assets

A controlled entity has given fixed and floating charges over certain of its investments and other assets in order to secure the obligations of the consolidated entity's corporate members at Lloyd's of London as described in note 31. Details of the fixed and floating charges over ABC financial assets pledged for funds at Lloyd's are provided in note 35(C).

INVESTMENT PROPERTIES (CONSOLIDATED)

	2005 $M	2004 $M
At 1 January	**32**	38
Additions	**4**	–
Disposals	**(2)**	(8)
Fair value (losses) gains	**(1)**	2
At 31 December	**33**	32

The principal investment properties are valued by the directors based on the independent valuation of various qualified employees of Knight Frank (Australia) Pty Limited. Minor investment properties are included at the independent valuation of other licensed valuers.

All investment properties were valued on the basis of capitalisation of net market rentals allowing for costs of reletting, having regard to comparable on-market sales and discounted future cash flows.

DERIVATIVE FINANCIAL INSTRUMENTS

(A) Derivative financial instruments – fair value

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Current assets				
Forward foreign exchange contracts	**11**	1	**69**	66
Eurobonds swaps	**–**	–	**13**	12
	11	1	**82**	78
Current liabilities				
Forward foreign exchange contracts	**(4)**	(8)	**(35)**	(53)
	7	(7)	**47**	25

Swaps relating to ABC securities are included in note 35(C).

DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

(i) Foreign currency risk

Foreign currency risk arises from the translation of net investments in foreign operations to Australian dollars, being both the presentation currency for the consolidated entity and the functional currency of the parent entity. The consolidated entity uses foreign currency interest bearing liabilities and forward foreign exchange contracts to mitigate this risk.

The consolidated entity is also exposed to foreign currency risk on its net position in foreign currencies arising from foreign currency transactions. The consolidated entity uses derivatives to help manage this exposure by entering into forward foreign exchange contracts, some of which involve the exchange of two foreign currencies according to the needs of controlled foreign entities.

Contractual amounts for foreign exchange derivatives outstanding at the balance date include forward foreign exchange contracts to purchase $6,778 million (2004 $5,162 million).

The maturity profile of these derivatives is as follows:

	2005 $M	2004 $M
Less than one year	**6,766**	4,962
More than one but less than five years	**–**	–
More than five years	**12**	200
	6,778	5,162

(ii) Market risk

The consolidated entity is exposed to market risk on its investment in equities and fixed interest securities and uses forward contracts and options to help manage this exposure. All derivative positions entered into by the consolidated entity are for economic hedging purposes but do not, in all cases, meet the criteria for hedge accounting. Contractual amounts for written options outstanding at the balance date were $nil (2004 $nil). There were no amounts outstanding for purchased options (2004 $12 million).

The derivative risk management process is subject to regular internal audit and close senior management scrutiny, including regular board and other management reporting. All derivative transactions are subject to authority levels provided to management and the levels of exposure are reviewed on an ongoing basis.

(B) Hedging arrangements

The consolidated entity has designated the following derivatives as hedges:

TYPE OF HEDGE	DESCRIPTION OF INSTRUMENT	NATURE OF RISKS	FAIR VALUE 2005 $M	FAIR VALUE 2004 $M
Fair value	Interest rate swaps – ABC securities (due 2008)	Changes in fair value of financial liability due to interest rate risk	**(28)**	–
Cash flow	Cross currency interest rate swaps – Eurobonds	Variability of functional currency cash flows due to interest rate and foreign currency risk	**13**	12
Cash flow	Cross currency interest rate swaps – ABC securities (due 2009)	Variability of functional currency cash flows due to interest rate and foreign currency risk	**(1)**	–
Net investments in foreign operations	Forward foreign exchange contracts – spot component	Currency risk	**(21)**	117

At the balance date, $nil (2004 $908 million) non-derivative interest bearing liabilities were designated as hedges of net investments in foreign operations. During 2005, these hedging instruments were replaced as hedges by forward foreign exchange contracts.

INVESTMENTS IN CONTROLLED ENTITIES

	COUNTRY OF INCORPORATION/FORMATION	EQUITY HOLDING 2005 %	EQUITY HOLDING 2004 %
(A) Parent entity			
QBE Insurance Group Limited	Australia		
(B) Controlled entities			
AIS Green Slip Group Pty Limited	Australia	**100.00**	100.00
Atlasz Real Estate and Management Company Limited	Hungary	**100.00**	100.00
Atlasz Utasbiztositási Egyes Ügynöki Kft	Hungary	**100.00**	100.00
Australian Aviation Underwriting Pool Pty Limited	Australia	**100.00**	100.00
Bankside Insurance Holdings Limited (in liquidation)	UK	**100.00**	100.00
Bankside Underwriting Agencies Limited (in liquidation)	UK	**100.00**	100.00
BIDV – QBE Insurance Company Limited(1)	Vietnam	**50.00**	50.00
British Marine Holdings Limited	UK	**100.00**	–
British Marine Holdings SA	Luxembourg	**100.00**	–
British Marine Holdings II SA	Luxembourg	**100.00**	–
British Marine Luxembourg SA	Luxembourg	**100.00**	–
British Marine Managers Limited	UK	**100.00**	–
CHU Underwriting Agencies Pty Ltd	Australia	**100.00**	100.00
Concord Accident and Health Underwriting Agencies Pty Limited(1)	Australia	**49.90**	49.90
Concord Accident and Health Underwriting Agencies (SA) Pty Limited(1)	Australia	**49.90**	49.90
Concord Sports Insurance Agencies Pty Limited(1)	Australia	**49.90**	49.90
Concord Underwriting Agencies (NSW) Pty Limited(1)	Australia	**49.90**	49.90
Concord Underwriting Agencies (SA) Pty Limited(1)	Australia	**49.90**	49.90
Concord Underwriting Agencies Pty Limited(1)	Australia	**49.90**	49.90
Compania Central de Seguros SA	Colombia	**97.00**	–
Compania Internationale de Asigurari QBE ASITO SA	Moldova	**72.60**	72.60
Corporate Underwriting Agencies Pty Ltd	Australia	**100.00**	100.00
DA Constable Syndicate (Ireland) Limited	Ireland	**100.00**	100.00
DA Constable Syndicate Limited	UK	**100.00**	100.00
DA Constable Syndicate Pty Limited	Australia	**100.00**	100.00
Energy Insurance Services Limited	UK	**100.00**	100.00
Ensign Dedicated 1 Limited	UK	**100.00**	100.00
Ensign Holdings Limited	UK	**100.00**	100.00
Ensign Plus Insurance Services Limited (in liquidation)	UK	**100.00**	100.00
Equator Investments Pty Limited	Australia	**100.00**	100.00
Equator Reinsurances Limited	Bermuda	**100.00**	100.00
European Claims Organisation Limited (in liquidation)	UK	**100.00**	100.00
FAI Insurances (Fiji) Limited	Fiji	**100.00**	100.00
Greenhill Baia Underwriting GmbH	Germany	**100.00**	–
Greenhill International Insurance Holdings Limited	UK	**100.00**	–
Greenhill Sturge Underwriting Limited	UK	**100.00**	–
Greenhill Underwriting Espana Limited	UK	**100.00**	–
Hyfield Company Limited(1)	Thailand	**49.00**	49.00
Icon Schemes Limited	UK	**100.00**	100.00
Insurance Consult SRL	Moldova	**100.00**	100.00
Invivo Medical Pty Ltd	Australia	**50.00**	–
Iron Trades Management Services Ltd	UK	**100.00**	100.00
Limit (Insurance and Reinsurance) Services Limited (in liquidation)	UK	**100.00**	100.00
Limit Corporate Members Limited	UK	**100.00**	100.00
Limit Holdings Limited	UK	**100.00**	100.00

INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

	COUNTRY OF INCORPORATION/FORMATION	EQUITY HOLDING 2005 %	EQUITY HOLDING 2004 %
Limit No 1 Limited	UK	**100.00**	100.00
Limit No 2 Limited	UK	**100.00**	100.00
Limit No 3 Limited	UK	**100.00**	100.00
Limit No 4 Limited	UK	**100.00**	100.00
Limit No 5 Limited	UK	**100.00**	100.00
Limit No 6 Limited	UK	**100.00**	100.00
Limit No 7 Limited	UK	**100.00**	100.00
Limit No 10 Limited	UK	**100.00**	100.00
Limit plc	UK	**100.00**	100.00
Limit Properties Limited	UK	**100.00**	100.00
Limit Technology and Commercial Underwriting Limited	UK	**100.00**	100.00
Limit Underwriting Limited	UK	**100.00**	100.00
Mantis Reef Limited[2]	Cayman Is	**–**	–
Mantis Reef Pledge Limited[2]	Cayman Is	**–**	–
Mantis Reef II Limited[2]	Cayman Is	**–**	–
Mantis Reef II Pledge Limited[2]	Cayman Is	**–**	–
MBP Holdings Limited	UK	**100.00**	–
MiniBus Plus Limited	UK	**100.00**	–
Minster Court Asset Management Limited	UK	**100.00**	100.00
MMIA Pty Limited	Australia	**100.00**	100.00
MMNSW Pty Limited	Australia	**100.00**	100.00
MMWC Pty Limited	Australia	**100.00**	100.00
National Credit Insurance (Brokers) NZ Limited	NZ	**100.00**	–
National Credit Insurance (Brokers) Pty Ltd	Australia	**100.00**	–
National Farmers Union Property and Casualty Company	US	**100.00**	–
Pitt Nominees Pty Limited	Australia	**100.00**	100.00
PT Asuransi QBE Pool Indonesia	Indonesia	**60.00**	60.00
QBE (PNG) Pty Limited	PNG	**100.00**	100.00
QBE (Singapore) Pte Ltd	Singapore	**100.00**	100.00
QBE Aseguradora de Riesgos del Trabajo SA	Argentina	**83.00**	83.00
QBE Atlasz Biztosító zrt	Hungary	**100.00**	100.00
QBE Australia Pty Limited	Australia	**100.00**	100.00
QBE Brasil Seguros SA	Brazil	**100.00**	100.00
QBE Corporate Capital Holdings plc	UK	**100.00**	100.00
QBE Corporate Holdings Ltd	UK	**100.00**	100.00
QBE Corporate Limited	UK	**100.00**	100.00
QBE Employee Share Trust[2]	Australia	**–**	–
QBE Equities Pty Limited	Australia	**100.00**	100.00
QBE Finance Pty Limited	Australia	**100.00**	100.00
QBE Funding Limited	Jersey	**100.00**	100.00
QBE Funding II Limited	Jersey	**100.00**	100.00
QBE Funding III Limited	Jersey	**100.00**	100.00
QBE Funding Trust[2]	US	**–**	–
QBE Funding Trust II[2]	US	**–**	–
QBE Funding Trust III[2]	US	**–**	–
QBE Holdings (UK) Limited	UK	**100.00**	100.00
QBE Holdings Inc	US	**100.00**	100.00
QBE Hongkong & Shanghai Insurance Limited	Hong Kong	**74.47**	74.47

INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

	COUNTRY OF INCORPORATION/FORMATION	EQUITY HOLDING 2005 %	EQUITY HOLDING 2004 %
QBE Insurance (Australia) Limited	Australia	**100.00**	100.00
QBE Insurance (Europe) Limited	UK	**100.00**	100.00
QBE Insurance (Fiji) Limited	Fiji	**100.00**	100.00
QBE Insurance (Hong Kong) Limited (in liquidation)	Hong Kong	**100.00**	100.00
QBE Insurance (International) Limited	Australia	**100.00**	100.00
QBE Insurance (Malaysia) Berhad	Malaysia	**51.00**	51.00
QBE Insurance (Philippines) Inc	Philippines	**59.00**	59.00
QBE Insurance (PNG) Limited	PNG	**100.00**	100.00
QBE Insurance (Thailand) Co Ltd(1)	Thailand		
Thai resident entities		**23.67**	23.67
Non-Thai resident entities		**24.87**	24.87
QBE Insurance (Vanuatu) Limited	Vanuatu	**100.00**	100.00
QBE Insurance Company (UK) Limited	UK	**100.00**	100.00
QBE Insurance Corporation	US	**100.00**	100.00
QBE International (Investments) Pty Limited	Australia	**100.00**	100.00
QBE International Holdings (UK) plc	UK	**100.00**	100.00
QBE International Holdings Limited	Hong Kong	**100.00**	100.00
QBE Investments (North America) Inc	US	**100.00**	100.00
QBE Investments Pty Limited	Australia	**100.00**	100.00
QBE Irish Share Incentive Plan(2)	Ireland	**–**	–
QBE IT Services Pty Limited	Australia	**100.00**	100.00
QBE Kindlustuse Eesti AS	Estonia	**100.00**	–
QBE Makedonija(3)	Macedonia	**65.25**	65.25
QBE Management Company (Bermuda) Limited	Bermuda	**100.00**	100.00
QBE Management (UK) Limited	UK	**100.00**	100.00
QBE Management Inc	US	**100.00**	100.00
QBE Management Services Pty Ltd	Australia	**100.00**	100.00
QBE Marine Underwriting Agency Pte Limited	Singapore	**70.00**	70.00
QBE Nominees (PNG) Limited	PNG	**100.00**	100.00
QBE Nominees Pty Limited	Australia	**100.00**	100.00
QBE Pacific Insurance Limited	PNG	**100.00**	100.00
QBE Poistovna AS	Slovakia	**100.00**	100.00
QBE Re Services Pty Limited	Australia	**100.00**	100.00
QBE Reinsurance (Bermuda) Limited	Bermuda	**100.00**	100.00
QBE Reinsurance (Europe) Limited	Ireland	**100.00**	100.00
QBE Reinsurance (UK) Limited	UK	**100.00**	100.00
QBE Reinsurance Administration Pty Ltd	Australia	**100.00**	100.00
QBE Reinsurance Corporation	US	**100.00**	100.00
QBE Specialty Insurance Company	US	**100.00**	100.00
QBE UK Finance I Limited	UK	**100.00**	100.00
QBE UK Finance II Limited	UK	**100.00**	–
QBE UK Share Incentive Plan(2)	UK	**–**	–
QBE WorkAble Limited	NZ	**100.00**	100.00
QBE Workers Compensation (NSW) Limited	Australia	**100.00**	100.00
QBE Workers Compensation (SA) Limited	Australia	**100.00**	100.00
QBE Workers Compensation (VIC) Limited	Australia	**100.00**	100.00
QBEMM Pty Limited	Australia	**100.00**	100.00
QBE-UGPB Insurance(1)	Ukraine	**50.00**	50.00

INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

	COUNTRY OF INCORPORATION/FORMATION	EQUITY HOLDING 2005 %	EQUITY HOLDING 2004 %
Queensland Insurance (Australia) Pty Limited	Australia	**100.00**	100.00
Queensland Insurance (Investments) Limited	Fiji	**100.00**	100.00
Ridgwell Fox & Partners (Underwriting Management) Limited	UK	**100.00**	100.00
Sinkaonamahasarn Company Limited[1]	Thailand	**49.00**	49.00
SRL Underwriting Limited	UK	**100.00**	100.00
Star Trust[2]	Cayman Is	**–**	–
Strakh-Consult	Ukraine	**100.00**	100.00
Sukhothai Re Consultants Limited	Thailand	**100.00**	100.00
The MiniBus & Coach Club Limited	UK	**100.00**	–
Torch Dedicated Corporate Member Limited	UK	**100.00**	100.00
Torch Insurance Services Limited (in liquidation)	UK	**100.00**	100.00
Travelon Pty Limited	Australia	**100.00**	100.00
Underwriting Marketing Services Pty Limited[1]	Australia	**49.90**	49.90
United Security Insurance Company	US	**100.00**	–
Universal Management Limited	Ireland	**100.00**	100.00
Visionex 2000 Limited	UK	**100.00**	–

(1) The following special conditions exist with respect to the consolidated entity's equity holdings.

- For accounting purposes, the consolidated entity has effective control of QBE Insurance (Thailand) Co Ltd, QBE-UGPB Insurance, BIDV-QBE Insurance Company Limited and the Concord group of companies.
- The issued share capital of Hyfield Company Limited and Sinkaonamahasarn Company Limited owned by the consolidated entity is held by various controlled entities. Other controlled entities have the right to acquire the remaining share capital.

(2) In accordance with the requirements of UIG 112: Consolidation – Special Purpose Entities, Mantis Reef Limited, Mantis Reef II Limited, Mantis Reef Pledge Limited, Mantis Reef II Pledge Limited, QBE Employee Share Trust, QBE Irish Share Incentive Plan, QBE UK Share Incentive Plan, Star Trust and the QBE Funding Trusts have been included in the consolidated financial statements.

(3) The shareholding in QBE Makedonija equates to 73.50% (2004 73.50%) of the voting rights.

(C) Change of name

CONTROLLED ENTITY	FORMER NAME
MMIA Pty Limited	Mercantile Mutual Insurance (Australia) Limited
MMNSW Pty Limited	Mercantile Mutual Insurance (NSW Workers Compensation) Pty Limited
MMWC Pty Limited	Mercantile Mutual Insurance (Workers Compensation) Limited
QBE Atlasz Biztosító zrt	QBE Atlasz Biztosító Rt
QBE Equities Pty Limited	Mercantile Equities Pty Limited
QBE Insurance (Europe) Limited	QBE International Insurance Limited
QBE UK Finance I Limited	Sandsale Limited
QBE Workers Compensation (SA) Limited	Mercantile Mutual Insurance (SA Workers Compensation) Limited
QBE Workers Compensation (VIC) Limited	Mercantile Mutual Worksure Limited
QBEMM Pty Limited	QBE Mercantile Mutual Limited
QBE (Singapore) Pte Ltd	QBE Insurance (Singapore) Pte Ltd

INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

(D) Minority interest in controlled entities (consolidated)

	2005 $M	2004 $M
Ordinary share capital	**57**	57
Reserves	**(6)**	(15)
Retained profits	**15**	18
	66	60

(E) Equity

All equity in controlled entities is held in the form of shares or through contractual arrangements.

(F) Acquisitions

The following entities were acquired during the financial year:

- On 8 April 2005, a wholly owned entity acquired QBE Kindlustuse Eesti AS (formerly Nordicum Kindlustuse Eesti AS), a general insurance business in Estonia.
- On 29 April 2005, a wholly owned entity acquired an underwriting agency, Greenhill Underwriting Group, which operates in France, Germany and Spain producing property and liability insurance for the London market.
- On 31 May 2005, a wholly owned entity acquired Compania Central de Seguros SA, a general insurance business in Colombia.
- On 16 August 2005, a wholly owned entity acquired MBP Holdings Limited, the holding company of a UK underwriting agency, MiniBus Plus.
- On 30 September 2005, a wholly owned entity acquired National Farmers Union Property and Casualty Company, a general insurance business in the US.
- On 23 November 2005, a wholly owned entity acquired a specialist marine insurer, British Marine Holdings Limited. The purchase price was US$199 million for net tangible assets of US$108 million.
- On 23 December 2005, a wholly owned entity acquired National Credit Insurance (Brokers) Pty Ltd.

(G) Fair value of net assets of controlled entities acquired

	2005 $M	2004 $M
Cash and current financial assets	**271**	1,311
Receivables	**113**	321
Deferred insurance costs	**36**	129
Non-current financial assets	**439**	–
Property, plant and equipment	**15**	10
Trade and other payables	**(181)**	(187)
Net outstanding claims	**(255)**	(710)
Unearned premium	**(166)**	(412)
Provision for income tax	**(3)**	(9)
Net deferred income tax	**5**	9
Other provisions	**(15)**	(6)
	259	456
Intangible assets	**307**	550
Cost of acquisitions	**566**	1,006
The net cash flow relating to acquisitions was as follows:		
Cash consideration	**536**	953
Cash and current financial assets acquired	**(136)**	(123)
Net cash paid	**400**	830

The net contribution to the consolidated net profit after income tax for current year acquisitions is $11 million (2004 $42 million).

PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

2005	FREEHOLD BUILDINGS $M	LEASEHOLD IMPROVEMENTS $M	OFFICE EQUIPMENT/ FIXTURES & FITTINGS $M	MOTOR VEHICLES $M	TOTAL $M
Cost or valuation					
At 1 January 2005	86	69	235	14	404
Acquisitions	7	1	7	–	15
Additions	–	53	25	3	81
Revaluations	(1)	–	–	–	(1)
Disposals	(1)	(9)	(55)	(3)	(68)
Foreign exchange	–	(1)	(2)	–	(3)
At 31 December 2005	91	113	210	14	428
Accumulated depreciation and impairment losses					
At 1 January 2005	–	40	171	7	218
Disposals	–	(8)	(50)	(2)	(60)
Depreciation charge for the year	–	7	31	2	40
Foreign exchange	–	–	(2)	–	(2)
At 31 December 2005	–	39	150	7	196
Carrying amount					
At 1 January 2005	86	29	64	7	186
At 31 December 2005	91	74	60	7	232

Principal owner occupied properties are valued by the directors based on the independent valuation of various qualified employees of Knight Frank (Australia) Pty Limited. Minor owner occupied properties are included at the independent valuation of other licensed valuers.

All owner occupied properties were valued on the basis of capitalisation of net market rentals allowing for costs of reletting, having regard to comparable on-market sales and discounted future cash flows.

2004	FREEHOLD BUILDINGS $M	LEASEHOLD IMPROVEMENTS $M	OFFICE EQUIPMENT/ FIXTURES & FITTINGS $M	MOTOR VEHICLES $M	TOTAL $M
Cost or valuation					
At 1 January 2004	81	65	219	13	378
Acquisitions	–	–	9	1	10
Additions	5	5	24	4	38
Revaluations	(1)	–	–	–	(1)
Disposals	–	(1)	(20)	(4)	(25)
Foreign exchange	1	–	3	–	4
At 31 December 2004	86	69	235	14	404
Accumulated depreciation and impairment losses					
At 1 January 2004	–	34	145	7	186
Disposals	–	(1)	(19)	(3)	(23)
Depreciation charge for the year	–	7	43	3	53
Foreign exchange	–	–	2	–	2
At 31 December 2004	–	40	171	7	218
Carrying amount					
At 1 January 2004	81	31	74	6	192
At 31 December 2004	86	29	64	7	186

INTANGIBLE ASSETS (CONSOLIDATED)

2005	GOODWILL $M	IDENTIFIABLE INTANGIBLES PURCHASED CAPACITY COSTS $M	OTHER $M	TOTAL $M
Cost				
At 1 January 2005	894	135	11	1,040
Acquisitions	265	–	42	307
Additions	43	3	–	46
Foreign exchange	(1)	(6)	(1)	(8)
At 31 December 2005	1,201	132	52	1,385
Amortisation and impairment losses				
At 1 January 2005	–	–	1	1
Amortisation for the year	–	–	2	2
At 31 December 2005	–	–	3	3
Carrying amount				
At 1 January 2005	894	135	10	1,039
At 31 December 2005	1,201	132	49	1,382

2004	GOODWILL $M	IDENTIFIABLE INTANGIBLES PURCHASED CAPACITY COSTS $M	OTHER $M	TOTAL $M
Cost				
At 1 January 2004	356	91	–	447
Acquisitions	539	–	11	550
Additions	–	41	–	41
Foreign exchange	(1)	3	–	2
At 31 December 2004	894	135	11	1,040
Amortisation and impairment losses				
At 1 January 2004	–	–	–	–
Amortisation for the year	–	–	1	1
At 31 December 2004	–	–	1	1
Carrying amount				
At 1 January 2004	356	91	–	447
At 31 December 2004	894	135	10	1,039

INTANGIBLE ASSETS (CONSOLIDATED) CONTINUED

(A) Identifiable intangibles

Purchased capacity costs, the most significant component of identifiable intangibles, relate to the acquisition of syndicate capacity at Lloyd's of London. Syndicate capacity is considered to have an indefinite useful life due to the planned long term commitment to, and increasing size of, the consolidated entity's operations in the Lloyd's market. The relevant cash generating unit ("CGU") is Lloyd's operating division. The recoverable amount of the purchased capacity costs is determined by reference to a value in use calculation using cash flow projections for the next five years based on the latest business plan. Purchased capacity costs have an indefinite useful life and therefore no amortisation is charged. The value in use over such a period is sufficient to validate the carrying value of the purchased capacity costs.

Other identifiable intangible assets include:

- rights to manage the Ensign business in the UK, which are being amortised over 11 years from the date of acquisition in February 2004;
- renewal rights in respect of the acquisition of Icon Schemes Limited in April 2004, which are being amortised over three years;
- insurance licences on the acquisition of National Farmers Union Property and Casualty Company in September 2005, which were deemed to have an indefinite useful life are therefore not amortised; and
- renewal rights on the acquisition of the National Farmers Union Property and Casualty Company in September 2005, which are being amortised over 20 years.

None of these is individually significant.

(B) Goodwill

The recoverable amount of all goodwill is determined by a value in use calculation using cash flow projections for the next five years based on the latest business plan. The most significant CGUs are:

- Australian operations, which includes the acquisition of the remaining 50% of the QBE Mercantile Mutual joint venture on 30 June 2004;
- QBE Insurance (Europe), which includes the acquisitions of QBE Insurance Company (UK) Limited (formerly Iron Trades) in 1999, MiniBus Plus in August 2005 and British Marine Holdings Limited in November 2005; and
- Limit, which comprises mainly the acquisition of the consolidated entity's operations at Lloyd's of London in 2000.

(C) Key assumptions

Key assumptions used in the determination of the value in use are as follows.

- Combined operating ratios from business plans are used.
- Risk adjusted discount rates are applied.
- Taxation is assumed at the relevant prima facie rate.

TRADE AND OTHER PAYABLES

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Trade payables	–	–	838	652
Amounts due to controlled entities	1,431	1,597	–	–
Other payables and accrued expenses	12	12	413	394
Treasury payables	8	6	13	11
Investment payables	6	4	18	27
	1,457	1,619	1,282	1,084

OUTSTANDING CLAIMS (CONSOLIDATED)

(A) Net outstanding claims

	2005 $M	2004 $M
Gross outstanding claims	**16,694**	14,172
Claims settlement costs	**365**	260
	17,059	14,432
Discount to present value	**(1,976)**	(1,827)
Gross outstanding claims provision	**15,083**	12,605
Current	**4,904**	3,670
Non-current	**10,179**	8,935
Gross outstanding claims provision	**15,083**	12,605
Reinsurance and other recoveries on outstanding claims[1]	**4,769**	3,582
Discount to present value	**(556)**	(439)
Reinsurance and other recoveries on outstanding claims	**4,213**	3,143
Current	**1,357**	805
Non-current	**2,856**	2,338
Reinsurance and other recoveries on outstanding claims	**4,213**	3,143
Net outstanding claims	**10,870**	9,462
Central estimate	**9,627**	8,404
Risk margin	**1,243**	1,058
Net outstanding claims	**10,870**	9,462

(1) Reinsurance and other recoveries on outstanding claims are shown net of a provision for impairment of $152 million (2004 $88 million).

(B) Risk margin

The process used to determine the risk margin is explained in note 3(A)(iii). The probability of adequacy at 31 December 2005 is 94% (2004 94%) which is at the high end of our internal target range of 85% to 94%.

The risk margin included in net outstanding claims is 12.9% of the central estimate (2004 12.6%).

(C) Reconciliation of movement in discounted outstanding claims provision

	2005 GROSS $M	2005 REINSURANCE $M	2005 NET $M	2004 NET $M
At 1 January	**12,605**	**(3,143)**	**9,462**	7,695
Increase in net claims incurred in current accident year	**6,874**	**(2,225)**	**4,649**	4,098
Movement in prior year claims provision	**(130)**	**(102)**	**(232)**	58
Incurred claims recognised in the income statement	**6,744**	**(2,327)**	**4,417**	4,156
Acquisitions/disposals	**387**	**(76)**	**311**	759
Net claim payments	**(4,620)**	**1,309**	**(3,311)**	(3,099)
Foreign exchange	**(33)**	**24**	**(9)**	(49)
At 31 December	**15,083**	**(4,213)**	**10,870**	9,462

22 OUTSTANDING CLAIMS (CONSOLIDATED) CONTINUED

(D) Claims development

(i) Net undiscounted outstanding claims for the five most recent accident years

	2001 $M	2002 $M	2003 $M	2004 $M	2005 $M	TOTAL $M
Estimate of net ultimate claims cost:						
At end of accident year	3,522	3,201	3,413	4,490	5,189	
One year later	3,496	3,084	3,154	4,120	–	
Two years later	3,599	3,004	2,921	–	–	
Three years later	3,737	2,965	–	–	–	
Four years later	3,753	–	–	–	–	
Current estimate of net cumulative claims cost	**3,753**	**2,965**	**2,921**	**4,120**	**5,189**	
Cumulative net payments	(2,883)	(1,975)	(1,474)	(1,566)	(873)	
Net undiscounted outstanding claims for the five most recent accident years	**870**	**990**	**1,447**	**2,554**	**4,316**	**10,177**

The estimates of net ultimate claims cost and cumulative claims payments for the five most recent accident years have been translated to Australian dollars using the closing rate of exchange at 31 December 2005.

(ii) Reconciliation of net undiscounted outstanding claims for the five most recent accident years to net outstanding claims

	TOTAL $M
Net undiscounted outstanding claims for the five most recent accident years	10,177
Outstanding claims – accident years 2000 and prior	1,734
Foreign exchange	(164)
Discount on outstanding claims	(1,420)
Claims settlement costs	365
Other	178
Net outstanding claims	**10,870**

(iii) Commentary

The claims development table is presented net of reinsurance. With operations in 41 countries, hundreds of products, various reinsurance arrangements and with the consolidated entity's risk tolerance managed on a consolidated net basis, it is not considered meaningful or practicable to provide this information other than on a consolidated net accident year basis.

Outstanding claims in respect of acquisitions are included in the estimate of net ultimate claims cost in the accident year in which the acquisition was made. The exception is increased participation in Lloyd's syndicates, where the increased share of the outstanding claims provision is allocated to the original accident year. The 2005 estimate of net ultimate claims cost includes $224 million from acquisitions in 2005.

2001 accident year deterioration was mainly the result of upgrades for US casualty risks, primarily relating to Enron, Worldcom and financial laddering claims written in European operations, and the casualty facultative portfolio written in the Americas. We ceased underwriting this business in 2002.

Favourable development of claims provisions for the 2002, 2003 and 2004 accident years was the result of our conservative claims provisioning which gave rise to the release of risk margins, and in some cases excess central estimates, as the ultimate claims costs were settled or became more certain.

22

UNEARNED PREMIUM (CONSOLIDATED)

(A) Unearned premium

	2005 M	2004 $M
At 1 January	**3,948**	3,342
Acquisitions/disposals	**166**	412
Deferral of premium on contracts written in the period	**3,849**	3,555
Earning of premium written in previous periods	**(3,667)**	(3,301)
Foreign exchange	**(9)**	(60)
At 31 December	**4,287**	3,948

(B) Net premium liabilities

	NOTE	2005 $M	2004 $M
Unearned premium		**4,287**	3,948
Deferred insurance costs	12	**(1,446)**	(1,358)
Net premium liabilities		**2,841**	2,590

(C) Expected present value of future cash flows for future claims including risk margin

	2005 $M	2004 $M
Undiscounted central estimate	**2,348**	2,232
Risk margin	**113**	103
	2,461	2,335
Discount to present value	**(280)**	(263)
Expected present value of future cash flows for future claims including risk margin	**2,181**	2,072

(D) Liability adequacy test

The probability of adequacy applied in the liability adequacy test differs from the probability of adequacy adopted in determining the outstanding claims provision. The reason for the difference is that the former is a benchmark used only to test the sufficiency of net premium liabilities whereas the latter is a measure of the adequacy of the outstanding claims provision actually carried by the consolidated entity.

AASB 1023 requires the inclusion of a risk margin in insurance liabilities, but does not prescribe a minimum level of margin. Whilst there is established practice in the calculation of the probability of adequacy of the claims provision, no such guidance exists in respect of the level of risk margin to be used in determining the adequacy of net premium liabilities. The consolidated entity has adopted a risk margin for the purposes of the liability adequacy test to produce a 75% probability of adequacy in respect of total insurance liabilities. The 75% basis is a recognised industry benchmark in Australia, being the minimum probability of adequacy required for Australian licensed insurers by APRA.

The application of the liability adequacy test in respect of the net premium liabilities identified a surplus at 31 December 2005 and 2004.

(E) Risk margin

The process used to determine the risk margin is explained in note 3(A)(iii).

The risk margin in expected future cash flows for future claims as a percentage of the central estimate is 5.5% (2004 5.2%). This is the risk margin required to give a probability of adequacy of 75% for total insurance liabilities.

22

INTEREST BEARING LIABILITIES

(A) Analysis of interest bearing liabilities

		THE COMPANY		CONSOLIDATED	
		2005 $M	2004 $M	2005 $M	2004 $M
Repayable as follows:					
Bank loans					
27 February 2006	A$400 million	**400**	–	**400**	–
Senior debt					
28 September 2009	£175 million	**409**	427	**409**	427
Eurobonds					
2 August 2010	A$150 million/£58 million	**–**	–	**149**	149
2 August 2010	A$20 million/£8 million	**–**	–	**20**	20
2 August 2010	€115 million/£70 million	**–**	–	**185**	176
		–	–	**354**	345
Hybrid securities[1]					
15 April 2022	US$201 million (2004 US$399 million)	**–**	–	**165**	294
21 September 2024	US$558 million	**–**	–	**466**	424
		–	–	**631**	718
Subordinated debt					
1 July 2023	US$250 million	**336**	315	**336**	315
Total interest bearing liabilities[2]		**1,145**	742	**2,130**	1,805
Current		**400**	–	**400**	–
Non-current		**745**	742	**1,730**	1,805
Total interest bearing liabilities[2]		**1,145**	742	**2,130**	1,805

(1) Hybrid securities are shown net of the fair value of the equity conversion option. The US dollar principal amounts shown are the outstanding amounts payable at the end of the 20 year term.

(2) ABC securities for funds at Lloyd's are not included in this analysis. Details of ABCs are included in note 35(C).

(B) Finance costs

No finance costs have been capitalised in the year (2004 $18 million).

(C) Security and facility arrangements

In the normal course of business, bank loans are made to controlled entities and secured by guarantees or letters of comfort given by the company.

The Eurobonds were issued by a controlled entity and secured by guarantees given by the company and another controlled entity. The US$250 million subordinated debt was issued by the company. The claims of bondholders pursuant to both of these interest bearing liabilities will be subordinated in right of payment to the claims of all senior creditors, including policyholders, of the relevant controlled entity.

(D) Eurobonds

A controlled entity is exposed to interest rate and currency risk in respect of its three Eurobond financing arrangements. Accordingly, the consolidated entity has entered into swap agreements which result in the consolidated entity's financial liabilities being fixed at sterling amounts until 2010, at which point the consolidated entity will be liable for the original Australian dollar and Euro amounts in the underlying financing arrangements. The facility can be extended for a further 10 years to 2020. Under the swap agreements, the variable interest rates of between 1.8% and 2.0% above the wholesale interbank rate are swapped to fixed rates of between 8.4% and 8.6% payable quaterly until 2010. The timing of the payments under the swap agreements matches the dates on which interest is payable on the underlying debt. The contracts are settled on a net basis.

The underlying financial liabilities are measured at amortised cost in original currency and translated to Australian dollars at the closing rate of exchange. The swaps are measured at fair value. The swaps are designated as cash flow hedges and have satisfied the relevant hedge effectiveness tests throughout the year and at the balance date. The gain or loss on the cash flow hedges is recognised directly in equity. Any ineffectiveness in the cash flow hedges is recognised directly in the income statement. Each financial year end, until the close out of the swap agreements in 2010, an amount is transferred from equity to the income statement to offset:

- the differential between the fixed and variable interest payments; and
- the movement in the spot rate on the financial liabilities.

During the year, a gain of $1 million (2004 loss of $5 million) was recognised in equity relating to the movements in the fair value of the swaps. During the year, a gain of $1 million (2004 loss of $3 million) was removed from equity and included in the income statement.

INTEREST BEARING LIABILITIES CONTINUED

(E) Hybrid securities

The hybrid securities are guaranteed by the company and a controlled entity. The claims of investors under these guarantees in general will rank equally with all existing and future unsecured and unsubordinated indebtedness of the company and the controlled entity. The liability component of the securities, being the obligation to make future payments of principal and interest to investors, is included in interest bearing liabilities, and the fair value of the equity conversion option is included in equity.

(i) Hybrid securities due 2024

In 2004, a controlled entity issued US$375 million of 20 year hybrid securities. Investors have the option to convert the security if:

- the company calls for their redemption;
- the market value of the security is less than the market value of the underlying shares in the company for five consecutive trading days; or
- certain corporate transactions occur (e.g. change in control).

In the event of conversion, up to 29 million shares will be issued.

(ii) Hybrid securities due 2022

In 2002, two controlled entities issued US$471 million of 20 year hybrid securities. Investors have the option to convert the security if:

- the company calls for their redemption;
- the market value of the security is less than the market value of the underlying shares in the company for two consecutive trading days; or
- certain corporate transactions occur (e.g. change in control).

In 2005, 28 million shares (2004 54 million) were issued as a result of the conversion of 24% (2004 51%) of the hybrid securities due 2022. In the event of conversion of the remaining securities, up to 31 million shares will be issued.

(F) Fair value of interest bearing liabilities

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Bank loans	**400**	–	**400**	–
Senior debt	**423**	438	**423**	438
Eurobonds	**–**	–	**358**	372
Hybrid securities	**–**	–	**1,105**	1,258
Subordinated debt	**350**	336	**350**	336
	1,173	774	**2,636**	2,404

There has been no active trading of interest bearing liabilities during 2005. The fair value has been estimated using valuation techniques based on market available data for similar debt instruments.

Hybrid securities have been valued using a convertible bond pricing model that takes into account credit spread, share price volatility, interest rates, dividends and financing costs. The ability to convert the hybrid securities is restricted by the terms and conditions included in note 22(E).

PROVISIONS – NON-CURRENT

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Long service leave	**–**	–	**18**	16
Amounts payable under acquisition agreements	**13**	27	**31**	28
Other provisions	**–**	–	**13**	10
	13	27	**62**	54

24.

DEFERRED INCOME TAX

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Deferred tax assets	–	–	67	73
Deferred tax liabilities	(10)	(27)	(251)	(122)
Net	(10)	(27)	(184)	(49)

(A) Deferred tax assets – non-current

(i) The balance comprises temporary differences attributable to:

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Amounts recognised in the income statement				
Doubtful debts provision	–	–	12	11
Employee benefits	–	–	39	26
Defined benefit superannuation plans	–	–	29	47
Depreciation	–	–	–	6
Insurance provisions	–	–	115	68
Deferred tax losses recognised	11	5	13	11
Other	3	6	15	10
	14	11	223	179
Amounts recognised directly in equity				
Cash flow hedges	–	–	7	7
Capitalised expenses	1	1	1	1
Defined benefit superannuation plans	–	–	19	10
Employee share options	–	–	17	4
	1	1	44	22
	15	12	267	201
Set-off of deferred tax liabilities	(15)	(12)	(200)	(128)
	–	–	67	73

(ii) Movements:

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Balance at 1 January	12	23	201	171
Credited (charged) to the income statement	3	(11)	39	3
Credited to equity	1	–	23	15
Acquisitions	–	–	5	12
Reclassification	(1)	–	(1)	–
Balance at 31 December	15	12	267	201

(B) Tax losses

The consolidated entity has not brought to account $1 million of tax losses (2004 $4 million), which includes the benefit arising from tax losses in overseas countries. This benefit will only be brought to account when the directors believe it is probable that it will be realised. This benefit of tax losses will only be obtained if:

- the consolidated entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised;
- the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and
- no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

Included in deferred tax assets is $13 million (2004 $11 million) relating to tax losses which the directors believe will probably be realised.

21

DEFERRED INCOME TAX CONTINUED

(C) Deferred tax liabilities – non-current

(i) The balance comprises temporary differences attributable to:

	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Amounts recognised in the income statement				
Insurance provisions	**–**	–	**(373)**	(215)
Foreign currency monetary items	**(24)**	(4)	**(26)**	(11)
Financial assets – fair value movements	**–**	(2)	**(41)**	(21)
Other provisions	**–**	(33)	**–**	–
Other items	**(1)**	–	**(11)**	(3)
	(25)	(39)	**(451)**	(250)
Set-off of deferred tax assets	**15**	12	**200**	128
	(10)	(27)	**(251)**	(122)

(ii) Movements:

	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Balance at 1 January	**(39)**	(41)	**(250)**	(77)
Charged to the income statement	**14**	2	**(201)**	(170)
Acquisitions	**–**	–	**–**	(3)
Balance at 31 December	**(25)**	(39)	**(451)**	(250)

22

CONTRIBUTED EQUITY

(A) Share capital (company and consolidated)

	2005 $M	2004 $M
Issued ordinary shares, fully paid	**3,195**	2,780

	NUMBER OF SHARES 000	$M
Issued and fully paid at 1 January 2004	661,371	2,268
Shares issued under the Plan	4,030	33
Vendor options exercised	150	2
Shares issued under Dividend Reinvestment Plan	11,708	135
Shares issued under Dividend Election Plan	3,098	–
Shares issued to holders of hybrid securities	53,983	342
Shares issued under the LTI on vesting of conditional rights	269	–
Issued and fully paid at 31 December 2004	734,609	2,780
Shares issued under the Plan	3,701	30
Employee options exercised	319	4
Vendor options exercised	1,591	28
Shares issued under Dividend Reinvestment Plan	13,051	203
Shares issued under Dividend Election Plan	3,437	–
Shares issued to holders of hybrid securities	28,113	153
Shares issued under the LTI on vesting of conditional rights	472	–
Share issue expenses	–	(3)
Bonus shares	1	–
Issued and fully paid at 31 December 2005	785,294	3,195
Shares notified to the Australian Stock Exchange	793,510	3,263
Less: Plan shares subject to non-recourse loans, derecognised under AIFRS	(8,216)	(68)
Issued and fully paid at 31 December 2005	785,294	3,195

23

CONTRIBUTED EQUITY CONTINUED

Ordinary shares in the company have no par value and entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. Ordinary shareholders rank after all creditors and are entitled to any residual proceeds.

(B) Equity component of hybrid securities

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
At 1 January	**108**	–	**108**	59
Movement during the period	–	108	–	49
At 31 December	**108**	108	**108**	108

(C) Dividend Reinvestment and Dividend Election Plans

The company operates a Dividend Reinvestment Plan ("DRP") and a Dividend Election Plan ("DEP"). The directors suspended the 2.5% discount on shares issued under these plans in August 2005.

The last date for receipt of election notices applicable to the final dividend is 7 March 2006 for the DRP and 22 February 2006 for the DEP.

(D) Dividends (company and consolidated)

	2005 $M	2004 $M
Previous year final dividend paid on ordinary shares		
Franked at 50% – 15.0 cents (2004 6.6 cents)	**114**	44
Unfranked – 15.0 cents (2004 15.4 cents)	**114**	104
	228	148
Interim dividend paid on ordinary shares		
Franked at 50% – 16.5 cents (2004 12.0 cents)	**127**	82
Unfranked – 16.5 cents (2004 12.0 cents)	**127**	82
	254	164
Dividend reinvested under the Dividend Election Plan	**(55)**	(36)
Total dividend paid	**427**	276

The interim dividend of $254 million was paid on 16 September 2005. On 23 February 2006, the directors declared a 50% franked final dividend of 38.0 cents per share (2004 30.0 cents per share, 50% franked). The final dividend payout is $302 million (2004 $228 million).

The franking account balance on a tax paid basis as at the balance date was a surplus of $213 million (2004 $113 million). After taking into account the final dividend, the franking account balance will be a surplus of $148 million.

(E) Options issued to third parties

The consolidated entity has issued options to third parties in respect of acquisitions. These options are subject to performance hurdles. Details of the movements in respect of such options during the year are as follows:

GRANT DATE	EXERCISE PRICE	BALANCE AT 1 JAN 2005	EXERCISED IN THE YEAR	BALANCE AT 31 DEC 2005	EXPIRY DATE
1 December 2004	$0.00	5,000,000	2,000,000	3,000,000	30 November 2007
22 December 2004	$0.00	2,750,000	–	2,750,000	31 July 2006
		7,750,000	2,000,000	5,750,000	

The market value of the options outstanding at the balance date is $113 million (2004 $119 million), calculated by reference to the quoted market value of the underlying shares at that date. During the financial year, two million (2004 nil) options were exercised, resulting in the issue of 1,591,000 (2004 nil) shares.

23

OTHER RESERVES

(A) Reserves

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Owner occupied property revaluation reserve[1]				
At 1 January	–	–	6	7
Reversal of previous valuation increase	–	–	–	(1)
Valuation increase	–	–	2	–
At 31 December	–	–	8	6
Cash flow hedges reserve[2]				
At 1 January	–	–	(17)	(15)
Other increase	(5)	–	(5)	(3)
Deferred tax	–	–	–	1
At 31 December	(5)	–	(22)	(17)
Foreign currency translation reserve[3]				
At 1 January	–	–	(48)	–
Losses on translation	–	–	(48)	(15)
Gains (losses) on forward foreign exchange contracts	–	–	26	(85)
Other (decrease) increase	–	–	(2)	52
At 31 December	–	–	(72)	(48)
Options reserve[4]				
At 1 January	15	4	19	4
Options expense	23	11	23	11
Deferred tax	–	–	13	4
At 31 December	38	15	55	19
General reserve[5]				
At 1 January	–	–	5	5
Movement in the year	–	–	–	–
At 31 December	–	–	5	5
Realised capital profits reserve[6]				
At 1 January	–	–	6	6
Movement in the year	–	–	–	–
At 31 December	–	–	6	6
Total reserves at 31 December	33	15	(20)	(29)

(1) Used to recognise fair value movements in the carrying value of owner occupied property. Refer note 1(Q).
(2) Used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity. Refer note 1(O)(ii).
(3) Exchange gains and losses arising on translation of a foreign controlled entity and related hedging instruments are taken to the foreign currency translation reserve. Refer note 1(U). In the event of the disposal of a relevant net investment, the movement in the reserve is recognised in the income statement.
(4) Used to recognise the fair value of instruments issued as share based payments.
(5) Established prior to 1989 for general purposes.
(6) Realised capital profits arising prior to the introduction of capital gains tax in Australia.

(B) Retained profits

		THE COMPANY		CONSOLIDATED	
	NOTE	2005 $M	2004 $M	2005 $M	2004 $M
Retained profits at 1 January		1,729	171	1,173	617
Net profit after income tax attributable to members of the company		1,060	1,834	1,091	857
Actuarial losses on defined benefit superannuation plans, net of tax	29(C)	–	–	(27)	(25)
Total available for appropriation		2,789	2,005	2,237	1,449
Dividends paid		(427)	(276)	(427)	(276)
Retained profits at 31 December		2,362	1,729	1,810	1,173

27

SHARE BASED PAYMENTS

(A) Share based remuneration plans

The company, at its 1981 AGM, approved the issue of shares from time to time under an Employee Share and Option Plan ("the Plan"), up to 5% of the issued ordinary shares in the capital of the company. Any full-time or part-time employee of the consolidated entity or equally owned joint ventures who is offered shares or options pursuant to the offer document of the Plan is eligible to participate in the Plan.

Under the Plan, ordinary shares of the company are offered at the weighted average market price during the five trading days up to the date of the offer. Likewise, the exercise price for options offered under the Plan is the weighted average market price during the five trading days up to the date of the offer.

In accordance with the terms of the Plan, interest free loans are granted to employees to subscribe for shares issued under the Plan. Prior to 20 June 2005, the terms of the loans were either personal recourse or non-recourse. With effect from 20 June 2005, only personal recourse loans are granted to employees to subscribe for shares under the Plan. The loans are repayable in certain circumstances as set out in the Plan, such as termination of employment or breach of condition.

Generally, all full-time or part-time employees of the consolidated entity with a minimum of one year's service are invited to participate in the Share Incentive Plan ("the SIP"). Under the SIP, directors can provide shares to employees without payment being made by employees. The allocation of shares is based on the period of service. The shares are purchased on market and held in trust for the employee for a minimum of three years or until cessation of employment, whichever is earlier. Further details are provided in note 27(D).

Senior management are invited to participate in the LTI scheme. Under the LTI, the directors can issue conditional rights to shares and grant options to senior management who have already achieved predetermined performance criteria. The terms of the LTI may vary to take into account the requirements and market conditions of the locations of senior management, but the general terms of the LTI conditional rights and options are set out below.

- The conditional rights entitle relevant employees to receive shares on the third anniversary of the grant of the rights. Further shares are issued in relation to the conditional rights to reflect dividends paid on ordinary shares of the company in the period commencing from the date of the grant of the conditional rights. The shares issued pursuant to the conditional rights are issued without payment being made by senior management (i.e. at a nil exercise price).
- The options are subject to the terms and conditions of the Plan. Options issued in 2004 and prior can be exercised after three years, whilst any options issued in 2005 and thereafter will generally be exercisable after five years. They must be exercised within a 12 month period of vesting. Interest free personal recourse loans are granted on the terms permitted by the Plan as described above to persons who hold options to fund the exercise of options.

The shares issued pursuant to the conditional rights and options will only be issued if the individual has remained in the company's service throughout this period (unless they leave due to redundancy, retirement through ill health or age, or death) and is not subject to disciplinary proceedings on that date.

Shareholder approval of the LTI was given in 2003 for the purpose of ASX Listing Rule 7.2.

27

SHARE BASED PAYMENTS CONTINUED

(B) Employee options

During the year, the company granted to 340 (2004 478) qualifying employees options to subscribe for 3,747,896 (2004 3,918,197) ordinary shares with a total market value of $55 million (2004 $44 million) being the quoted market price at the date the options were granted.

At 31 December 2005, 10,738,590 (2004 8,952,849) options were outstanding with an exercise price of $118 million (2004 $83 million). The market value of the options outstanding at balance date is $210 million (2004 $137 million), calculated by reference to the quoted market value of the underlying shares at that date. During the financial year, 1,517,237 (2004 1,710,906) options were exercised, resulting in the issue of 1,517,237 (2004 1,710,906) shares. Details of the number of employee options granted, exercised and forfeited or cancelled during the year, including those issued under the LTI, are as follows:

GRANT DATE	EXERCISE PRICE	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR(1)	BALANCE AT 31 DEC 2005(2)
1 June 2000	$6.53	10,000	–	(10,000)	–	–
1 July 2000	$7.62	10,000	–	(10,000)	–	–
1 October 2000	$8.63	45,730	–	(44,730)	(1,000)	–
1 November 2000	$8.90	50,000	–	(50,000)	–	–
1 January 2001	$9.76	5,000	–	(5,000)	–	–
2 April 2001	$10.72	67,728	–	(36,814)	(2,900)	28,014
25 May 2001	$10.65	335,000	–	(17,500)	–	317,500
1 June 2001	$10.69	155,000	–	–	–	155,000
10 December 2001	$7.27	965,000	–	(130,000)	(25,000)	810,000
18 March 2002	$7.49	745,070	–	(707,649)	(10,784)	26,637
14 November 2002	$7.37	100,000	–	–	–	100,000
13 March 2003	$8.04	2,755,728	1,094	(280,733)	(75,371)	2,400,718
10 April 2003	$8.04	110,884	–	–	–	110,884
3 November 2003	$10.14	10,000	–	–	–	10,000
3 March 2004	$11.08	3,263,378	–	(149,586)	(127,457)	2,986,335
3 March 2004	$8.04	209,637	–	–	–	209,637
2 April 2004	$11.08	114,694	–	–	–	114,694
3 March 2005	$14.85	–	2,960,740	(75,225)	(67,156)	2,818,359
3 March 2005	$11.08	–	207,182	–	–	207,182
3 March 2005	$8.04	–	225,043	–	–	225,043
15 March 2005	$15.13	–	135,250	–	(135,250)	–
8 April 2005	$14.85	–	118,587	–	–	118,587
12 May 2005	$14.81	–	100,000	–	–	100,000
		8,952,849	3,747,896	(1,517,237)	(444,918)	10,738,590
Weighted average exercise price		$9.22	$14.24	$8.49	$12.06	$10.96

(1) 135,250 options were issued on 15 March 2005 and were subsequently cancelled. All other options were forfeited.

(2) At 31 December 2005, 100,000 future performance options have vested and are exercisable from 27 February 2006 until 13 March 2006 at $7.37 and 26,637 LTI options have vested and are exercisable immediately at $7.49. No other options are vested and exercisable.

The weighted average share price at the date of exercise of options during the year was $15.67 (2004 $12.59). The weighted average remaining contractual life of total options outstanding at 31 December 2005 was 2.79 years (2004 2.57 years).

21

SHARE BASED PAYMENTS CONTINUED

Employee options outstanding at 31 December 2005 are as follows:

YEAR OF EXPIRY	FUTURE PERFORMANCE	REGULAR	LTI/STI	TOTAL OPTIONS
2006	582,500	28,014	26,637	637,151
2007	810,000	–	2,603,262	3,413,262
2008	–	–	3,147,756	3,147,756
2009	100,000	–	116,992	216,992
2010	–	–	126,175	126,175
2011	–	–	3,126,004	3,126,004
2024	–	71,250	–	71,250
	1,492,500	99,264	9,146,826	10,738,590

The future performance options have been issued subject to the achievement of specific performance criteria. Examples of such criteria are provided in the directors' report.

Regular options issued under the Plan based on the achievement of past performance are exercisable at 20% per annum. If an employee is entitled to exercise options in a particular year but does not, then the employee may exercise the options in the following year. These options expire if not exercised within five years from the date of issue.

The assessed fair value at grant date of options issued during the year is in the range of $3.04 to $6.90 (2004 $1.96 to $3.61) per option. The fair value of options is determined using a binomial model. The fair value of each option is earned evenly over the period between grant and vesting.

Details of the number of options granted, exercised and forfeited or cancelled during 2004, including those issued under the LTI, are as follows:

GRANT DATE	EXERCISE PRICE	BALANCE AT 1 JAN 2004	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR	BALANCE AT 31 DEC 2004
1 October 1999	$5.84	196,100	–	(196,100)	–	–
1 June 2000	$6.53	20,000	–	(10,000)	–	10,000
1 July 2000	$7.62	40,000	–	(30,000)	–	10,000
1 October 2000	$8.63	101,860	–	(55,730)	(400)	45,730
1 November 2000	$8.90	50,000	–	–	–	50,000
1 January 2001	$9.76	10,000	–	(5,000)	–	5,000
2 April 2001	$10.72	121,842	–	(54,114)	–	67,728
19 April 2001	$11.45	200,000	–	(200,000)	–	–
25 May 2001	$10.65	655,000	–	(320,000)	–	335,000
1 June 2001	$10.69	155,000	–	–	–	155,000
30 June 2001	$11.50	150,000	–	(150,000)	–	–
6 July 2001	$11.20	30,000	–	(30,000)	–	–
10 December 2001	$7.27	965,000	–	–	–	965,000
28 February 2002	$7.79	24,000	–	(24,000)	–	–
18 March 2002	$7.49	804,949	–	(37,053)	(22,826)	745,070
14 November 2002	$7.37	100,000	–	–	–	100,000
13 March 2003	$8.04	3,066,865	–	(276,634)	(34,503)	2,755,728
10 April 2003	$8.04	110,884	–	–	–	110,884
3 November 2003	$10.14	10,000	–	–	–	10,000
3 March 2004	$11.08	–	3,593,866	(322,275)	(8,213)	3,263,378
3 March 2004	$8.04	–	209,637	–	–	209,637
2 April 2004	$11.08	–	114,694	–	–	114,694
		6,811,500	3,918,197	(1,710,906)	(65,942)	8,952,849
Weighted average exercise price		$8.36	$10.92	$9.68	$8.23	$9.22

SHARE BASED PAYMENTS CONTINUED

Employee options outstanding at 31 December 2004 were as follows:

YEAR OF EXPIRY	FUTURE PERFORMANCE	REGULAR	LTI/STI	TOTAL OPTIONS
2005	295,000	115,730	–	410,730
2006	600,000	67,728	455,070	1,122,798
2007	965,000	167,082	2,751,697	3,883,779
2008	–	114,915	3,322,627	3,437,542
2024	–	98,000	–	98,000
	1,860,000	563,455	6,529,394	8,952,849

(C) Conditional rights

Details of the number of employee entitlements to conditional rights to ordinary shares under the LTI granted, vested and transferred to employees during the year, are as follows:

GRANT DATE	DATE EXERCISABLE	VALUE PER RIGHT AT *GRANT DATE*	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	DIVIDENDS ATTACHING IN THE YEAR	VESTED AND TRANSFERRED TO EMPLOYEE IN THE YEAR	CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2005
18 March 2002	17 March 2005	$8.40	193,441	–	3,537	(194,858)	(2,120)	–
13 March 2003	13 March 2006	$9.16	250,212	445	9,915	(10,774)	(7,964)	241,834
13 March 2003	13 March 2006	$9.71	145,229	–	5,901	(2,226)	(2,182)	146,722
13 March 2003	13 March 2006	$9.56	664,341	–	24,266	(93,368)	(12,802)	582,437
10 April 2003	10 April 2006	$9.16	45,177	–	1,849	–	–	47,026
3 March 2004	2 March 2007	$11.65	81,763	–	3,346	–	–	85,109
3 March 2004	2 March 2007	$12.49	325,267	–	12,845	(14,103)	(9,204)	314,805
3 March 2004	2 March 2007	$13.24	101,372	–	4,107	(2,927)	(2,243)	100,309
3 March 2004	2 March 2007	$12.96	732,536	–	29,021	(53,152)	(18,074)	690,331
2 April 2004	1 April 2007	$12.49	43,856	–	1,795	–	–	45,651
3 March 2005	2 March 2008	$16.94	–	305,675	12,444	(9,246)	(980)	307,893
3 March 2005	2 March 2008	$17.81	–	106,760	4,323	–	(2,538)	108,545
3 March 2005	2 March 2008	$17.51	–	717,906	27,662	(91,304)	(19,802)	634,462
3 March 2005	2 March 2008	$15.30	–	84,393	3,454	–	–	87,847
3 March 2005	2 March 2008	$15.86	–	77,695	3,182	–	–	80,877
8 April 2005	7 April 2008	$16.94	–	44,470	891	–	–	45,361
			2,583,194	1,337,344	148,538	(471,958)	(77,909)	3,519,209

The weighted average share price at the date of vesting of conditional rights during the year ended 31 December 2005 was $15.87 (2004 $13.40).

The assessed fair value at grant date of conditional rights granted during the year is in the range of $15.15 to $17.81 (2004 $11.65 to $13.24) per conditional right. The fair value of conditional rights is determined using a binomial model. The fair value of each conditional right is earned evenly over the period between grant and vesting.

(D) Share Incentive Plan

The SIP was introduced during 2005 and is a global reward scheme available to eligible permanent employees who have met minimum service conditions at the annual grant date. Under the SIP, eligible employees may be offered up to $1,000 of fully paid ordinary shares in the company annually for no cash consideration. The market value of shares issued under the SIP is expensed in the period in which the shares are granted. The total number of shares issued under the SIP to participating employees in the year was 235,450 (2004 nil). The weighted average market price on the issue date was $17.09.

27

SHARE BASED PAYMENTS CONTINUED

(E) Share based payment expenses

Total expenses arising from share based payment transactions during the year included in underwriting expenses were as follows:

	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Options issued under the LTI	**6**	3
Conditional rights issued under the LTI	**16**	8
Shares issued under the SIP	**4**	–
	26	11

28

DIRECTORS' AND EXECUTIVES' DISCLOSURES (COMPANY AND CONSOLIDATED)

This note discloses equity compensation for the executive director and specified executives. Disclosure of specified director and specified executive remuneration is provided in the directors' report on pages 51 to 57.

(A) Equity compensation

Details of the consolidated entity's share based remuneration plans are provided in note 27.

Set out below are the holdings of equity benefits granted as remuneration to the executive director and specified executives in the year. No equity compensation was provided to the non-executive directors.

(i) Conditional rights to ordinary shares under the LTI

The conditional rights entitle the executive director and specified executives to receive fully paid shares on the third anniversary of the grant of the rights. Notional dividends on the conditional rights accrue during the three year period. These dividends will be paid in ordinary shares in the company.

Details of conditional rights granted under the LTI during the year are:

	NUMBER OF RIGHTS GRANTED IN THE YEAR	GRANT DATE	DATE EXERCISABLE	VALUE PER RIGHT AT GRANT DATE [3]
Executive director				
FM O'Halloran	44,470	8 April 2005	7 April 2008	$16.94
Specified executives				
SP Burns[1]	17,517	3 March 2005	2 March 2008	$17.51
SP Burns[1]	23,263	3 March 2005	2 March 2008	$15.30
SP Burns[1]	20,541	3 March 2005	2 March 2008	$15.86
NG Drabsch	25,256	3 March 2005	2 March 2008	$16.94
PE Glen[2]	21,340	3 March 2005	12 April 2005	$15.15
PE Grove[1]	23,741	3 March 2005	2 March 2008	$17.51
PE Grove[1]	11,755	3 March 2005	2 March 2008	$15.30
PE Grove[1]	10,620	3 March 2005	2 March 2008	$15.86
MD ten Hove	25,015	3 March 2005	2 March 2008	$16.94
RL Jones	18,856	3 March 2005	2 March 2008	$16.94
TM Kenny	28,406	3 March 2005	2 March 2008	$17.81
V McLenaghan	18,183	3 March 2005	2 March 2008	$16.94
EG Tollifson	13,027	3 March 2005	2 March 2008	$16.94

(1) Under the terms of Limit's LTI, Mr Burns and Mr Grove are eligible to receive a portion of their long term incentive award based on the earning of prior underwriting year results. The value of the conditional rights at grant date is based on the share price in the relevant prior underwriting year.

(2) Mr Glen's employment was terminated through redundancy on 30 September 2004. Under the terms of the redundancy agreement, these conditional rights were granted on 3 March 2005 and vested on 12 April 2005.

(3) The fair value at grant date of conditional rights is calculated using a binomial model. The fair value of each conditional right is earned evenly over the three year period between grant and vesting.

28

DIRECTORS' AND EXECUTIVES' DISCLOSURES (COMPANY AND CONSOLIDATED) CONTINUED

Details of movements in the conditional rights to ordinary shares in the company provided as remuneration under the LTI to the executive director and specified executives are provided below:

NUMBER OF RIGHTS	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	DIVIDENDS ATTACHING IN THE YEAR	VESTED AND TRANSFERRED IN THE YEAR	BALANCE AT 31 DEC 2005
Executive director					
FM O'Halloran	89,033	44,470	4,535	–	138,038
Specified executives					
SP Burns	89,601	61,321	6,179	–	157,101
NG Drabsch	52,094	25,256	3,165	–	80,515
PE Glen[1]	–	21,340	437	(21,777)	–
PE Grove	90,342	46,116	5,585	–	142,043
MD ten Hove	–	25,015	1,024	–	26,039
RL Jones	76,332	18,856	3,548	(17,388)	81,348
TM Kenny	92,990	28,406	4,970	–	126,366
V McLenaghan	36,922	18,183	2,083	(8,586)	48,602
EG Tollifson	27,530	13,027	1,660	–	42,217

(1) Mr Glen's employment was terminated through redundancy on 30 September 2004. Under the terms of the redundancy agreement, these conditional rights were granted and vested on 12 April 2005.

(ii) LTI options

Details of options granted under the LTI during the year are:

	NUMBER OF OPTIONS GRANTED IN THE YEAR	GRANT DATE	DATE EXERCISABLE	EXPIRY DATE	EXERCISE PRICE	VALUE PER OPTION AT GRANT DATE[2]
Executive director						
FM O'Halloran	118,587	8 April 2005	8 April 2010	7 April 2011	$14.85	$3.60
Specified executives						
SP Burns[1]	46,711	3 March 2005	3 March 2010	2 March 2011	$14.85	$3.60
SP Burns[1]	62,035	3 March 2005	3 March 2010	2 March 2011	$8.04	$6.90
SP Burns[1]	54,776	3 March 2005	3 March 2010	2 March 2011	$11.08	$5.17
NG Drabsch	67,350	3 March 2005	3 March 2010	2 March 2011	$14.85	$3.60
PE Grove[1]	63,304	3 March 2005	3 March 2010	2 March 2011	$14.85	$3.60
PE Grove[1]	31,345	3 March 2005	3 March 2010	2 March 2011	$8.04	$6.90
PE Grove[1]	28,320	3 March 2005	3 March 2010	2 March 2011	$11.08	$5.17
MD ten Hove	66,707	3 March 2005	3 March 2008	2 March 2009	$14.85	$3.04
RL Jones	50,283	3 March 2005	3 March 2010	2 March 2011	$14.85	$3.60
TM Kenny	75,750	3 March 2005	3 March 2010	2 March 2011	$14.85	$3.46
V McLenaghan	48,487	3 March 2005	3 March 2010	2 March 2011	$14.85	$3.60
EG Tollifson	34,740	3 March 2005	3 March 2010	2 March 2011	$14.85	$3.60

(1) Under the terms of Limit's LTI, Mr Burns and Mr Grove are eligible to receive a portion of their long term incentive award based on the earning of prior underwriting year results. The value of the option at grant date is based on the share price in the relevant prior underwriting year.
(2) The fair value at grant date of options is calculated using a binomial model. The fair value of each option is earned evenly over the period between grant and vesting.

DIRECTORS' AND EXECUTIVES' DISCLOSURES (COMPANY AND CONSOLIDATED) CONTINUED

Details of the movements in options over ordinary shares in the company provided as remuneration under the LTI to the executive director and specified executives are provided below:

NUMBER OF OPTIONS	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	FORFEITED/ CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2005[1]
Executive director					
FM O'Halloran	225,578	118,587	–	–	344,165
Specified executives					
SP Burns	226,244	163,522	–	–	389,766
NG Drabsch	130,780	67,350	–	–	198,130
PE Grove	226,569	122,969	–	–	349,538
MD ten Hove	–	66,707	–	–	66,707
RL Jones	188,351	50,283	(40,087)	–	198,547
TM Kenny	231,965	75,750	–	–	307,715
V McLenaghan	91,891	48,487	(19,794)	–	120,584
EG Tollifson	69,073	34,740	–	–	103,813

(1) None of the options are vested and exercisable at 31 December 2005.

(iii) Future performance options

The executive director, Mr O'Halloran, has no future performance options at the balance date (2004 nil). The terms and conditions of each grant of future performance options that affect remuneration of the specified executives in this or future reporting periods are as follows:

	NUMBER OF OPTIONS GRANTED	GRANT DATE	DATE EXERCISABLE	PERFORMANCE CRITERIA
SP Burns	35,000	25 May 2001	24 May 2006	Limit to achieve an average 5% return on capacity for five years from the 2001 underwriting year.
	80,000	10 December 2001	31 March 2007	Limit to achieve an average 5% return on capacity for five years from and including the 2002 underwriting year.
NG Drabsch	100,000[1]	18 March 2002	31 March 2005	QBE Group to achieve an average annual 12.5% increase in earnings per share over three years to 31 December 2004.
PE Glen	50,000[2]	10 December 2001	31 March 2007	European company operations to achieve an average 5% insurance profit for five years from and including the 2002 underwriting year.
PE Grove	35,000	25 May 2001	24 May 2006	Limit to achieve an average 5% return on capacity for five years from the 2001 underwriting year.
	60,000	10 December 2001	31 March 2007	Limit to achieve an average 5% return on capacity for five years from and including the 2002 underwriting year.
	100,000[3]	14 November 2002	31 December 2005	Limit managed syndicates to achieve an average return on capacity of 7% or more over the years ending 2002 to 2005.
TM Kenny	30,000	1 June 2001	31 May 2006	QBE the Americas to achieve an average insurance profit of 6% for underwriting years 2001 to 2005.
	100,000	10 December 2001	31 March 2007	QBE the Americas to achieve an average insurance profit of 5% for underwriting years 2002 to 2006.
	100,000	12 May 2005	20% by December each year until 31 December 2009	QBE the Americas to achieve an average insurance profit of 7% of net earned premium for the five underwriting years commencing 1 January 2001.
EG Tollifson	100,000[1]	18 March 2002	31 March 2005	QBE Group to achieve an average annual 12.5% increase in earnings per share over three years to 31 December 2004.

(1) These options were exercised during the financial year following the achievement of the relevant performance criteria.

(2) Mr Glen's employment was terminated through redundancy on 30 September 2004. Under the terms of the redundancy agreement, he was eligible to exercise these options in March 2005.

(3) These options vested on 31 December 2005 but will only be exercisable from 27 February 2006 until 13 March 2006.

DIRECTORS' AND EXECUTIVES' DISCLOSURES (COMPANY AND CONSOLIDATED) CONTINUED

Details of the movements in future performance options over ordinary shares in the company provided as remuneration to the executive director and specified executives are provided below:

NUMBER OF OPTIONS	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	FORFEITED/ CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2005	VESTED AT 31 DEC 2005
Specified executives						
SP Burns	115,000	–	–	–	115,000	–
NG Drabsch	100,000	–	(100,000)	–	–	–
PE Glen[1]	50,000	–	(50,000)	–	–	–
PE Grove	195,000	–	–	–	195,000	100,000[3]
TM Kenny[2]	130,000	100,000	–	–	230,000	20,000[4]
EG Tollifson	100,000	–	(100,000)	–	–	–

(1) Mr Glen's employment was terminated through redundancy on 30 September 2004. Under the terms of the redundancy agreement, he was eligible to exercise these options in March 2005.

(2) 100,000 future performance options were granted to Mr Kenny on 12 May 2005 under the terms of an agreement entered into on 12 May 2000. The fair value of these options at grant date was $2.32. The exercise price is $14.81.

(3) These options are exercisable from 27 February 2006 until 13 March 2006.

(4) These options were exercised on 31 January 2006. The shares issued as a result of this exercise have not been sold.

(iv) Regular options

Regular options issued under the Plan are based on the achievement of past performance hurdles and are exercisable at 20% per annum. If the specified executive is entitled to exercise options in a particular year but does not, then he or she may exercise the options in the following year. These options expire if not exercised within five years from the date of issue.

Regular options have been phased out and replaced with the long term incentive arrangement under the LTI.

Details of the movements in regular options that affect remuneration in this or future reporting periods are as follows:

NUMBER OF OPTIONS	BALANCE AT 1 JAN 2005	EXERCISED IN THE YEAR	FORFEITED/ CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2005[2]
Specified executives				
PE Glen[1]	60,000	(60,000)	–	–
RL Jones	6,000	(4,500)	–	1,500
TM Kenny	10,000	(10,000)	–	–
V McLenaghan	3,000	(2,250)	–	750
EG Tollifson	4,000	(3,000)	–	1,000

(1) Mr Glen's employment was terminated through redundancy on 30 September 2004. Under the terms of the redundancy agreement, he was eligible to exercise his remaining options in March 2005.

(2) None of the options are vested and exercisable at 31 December 2005.

28

DIRECTORS' AND EXECUTIVES' DISCLOSURES (COMPANY AND CONSOLIDATED) CONTINUED

(B) Equity holdings and transactions

The movement during the year in the number of ordinary shares in the company held by each specified director and specified executive, including their personally related entities, is provided below:

NUMBER OF SHARES	INTEREST IN SHARES AT 1 JAN 2005	CONDITIONAL RIGHTS VESTED	OPTIONS EXERCISED	PURCHASED (SOLD)	DIVIDENDS REINVESTED IN THE YEAR	INTEREST IN SHARES AT 31 DEC 2005	INTEREST IN SHARES AT 31 DEC 2005 SUBJECT TO NON-RECOURSE LOANS[3]
Non-executive directors							
LF Bleasel AM	42,768	–	–	–	635	43,403	–
EJ Cloney	720,410	–	–	(14,485)	28,992	734,917	–
CP Curran AO	356,751	–	–	–	1,162	357,913[1]	–
The Hon NF Greiner AC	53,716	–	–	–	1,789	55,505[2]	–
IF Hudson	–	–	–	–	–	–	–
BJ Hutchinson	27,446	–	–	–	–	27,446	–
CLA Irby	15,000	–	–	–	–	15,000	–
IYL Lee	10,467	–	–	3,000	489	13,956	–
Executive director							
FM O'Halloran	1,160,741	–	–	(124,000)	42,861	1,079,602	965,580
Specified executives							
SP Burns	3,083	–	–	–	124	3,207	2,970
NG Drabsch	256,067	–	100,000	(75,000)	12,352	293,419	287,371
PE Grove	2,854	–	–	–	116	2,970	2,970
MD ten Hove	376,296	–	–	(60,000)	14,198	330,494	328,833
RL Jones	228,076	17,388	44,587	–	10,515	300,566	282,830
TM Kenny	150,749	–	10,000	(150,749)	3,022	13,022	13,022
V McLenaghan	198,116	8,586	22,044	–	–	228,746	207,609
EG Tollifson	165,104	–	103,000	(60,000)	7,579	215,683	194,682

(1) Balance of ordinary shares held at 8 April 2005.

(2) Includes 10,000 warrants to purchase ordinary shares.

(3) Prior to 20 June 2005, non-recourse loans were provided by the consolidated entity to the executive director and specified executives on the exercise of their options for the purchase of shares in the company. Under AIFRS, non-recourse loans and the related shares are derecognised and are instead treated as options.

DIRECTORS' AND EXECUTIVES' DISCLOSURES (COMPANY AND CONSOLIDATED) CONTINUED

(C) Share loans to specified directors and specified executives

All share loans to the executive director and specified executives are secured over the relevant issued shares in the company. In accordance with the terms of the Plan, which were approved at the 1981 AGM, share loans to employees do not accrue interest. The amount shown for interest not charged in the table below is calculated using the fringe benefits tax benchmark interest rate for loans.

Details regarding the share loans made by the consolidated entity to the executive director and specified executives are as follows:

(i) Non-recourse share loans

	BALANCE AT 1 JAN 2005 $'000	LOANS MADE IN THE YEAR $'000	REPAYMENTS $'000	BALANCE AT 31 DEC 2005 $'000	INTEREST NOT CHARGED $'000	HIGHEST BALANCE IN PERIOD $'000
Executive director						
FM O'Halloran	4,336	–	–	4,336	306	4,336
Specified executives						
SP Burns	22	–	–	22	2	22
NG Drabsch	1,817	749	(128)	2,438	165	2,566
PE Grove	22	–	–	22	2	22
MD ten Hove	3,465	–	(98)	3,367	241	3,465
RL Jones	2,010	316	–	2,326	159	2,326
TM Kenny	947	65	(951)	61	15	947
V McLenaghan	1,326	156	(60)	1,422	100	1,474
EG Tollifson	977	760	(106)	1,631	106	1,737
Total specified executives	10,586	2,046	(1,343)	11,289	790	

Prior to 20 June 2005, non-recourse loans were provided by the consolidated entity to the executive director and specified executives for the purchase of shares in the company. Under AIFRS, non-recourse loans and the related shares are derecognised and are instead treated as options.

(ii) Personal recourse share loans

Since 20 June 2005, total personal recourse loans of $56,000 (2004 $nil) have been provided to three specified executives. Interest not charged amounted to $1,000 (2004 $nil). The amount outstanding at the balance date was $56,000 (2004 $nil).

(D) Other transactions with directors, executives and personally related entities

CP Curran AO – related entities

Mr Curran AO retired as a director of QBE Insurance Group Limited on 8 April 2005. During his directorship of the company he was also non-executive chairman of Perpetual Trustees Australia Ltd, an entity whose controlled entity was used during the year, on an arm's length basis, for share registration purposes. During 2005, a controlled entity paid $738,000 (2004 $658,000) for these services.

MD ten Hove – apartment purchase arrangement

Mr ten Hove joined QBE in March 1999 as Group general manager, investments. He entered into a contractual arrangement with a controlled entity at that time which provided him with an option to purchase an apartment in the Sydney CBD, already owned by the consolidated entity, if he remained with QBE and decided to apply for permanent residence in Australia. The option agreement enabled purchase of the apartment for $533,736, being the original purchase price to the controlled entity plus stamp duty and improvements. Mr ten Hove paid market rent during his occupancy of the property until purchase. In January 2005, he returned to Sydney from London, achieved permanent residence and subsequently purchased the apartment on 22 June 2005 for $610,000. The most recent market valuation of the property was $610,000 in November 2004. Mr ten Hove was subsequently reimbursed $76,264, being the difference between the market value at the date of purchase and the value of the original option agreement.

FM O'Halloran – retirement benefits

Mr O'Halloran joined QBE in June 1976. Eight of his years with the consolidated entity have been in the position of chief executive officer, with four years as director of operations, seven years as director of finance, five years as chief financial officer and the remainder as Group financial controller. On 1 January 1998, a controlled entity entered into a retirement benefit arrangement with Mr O'Halloran, which is in addition to his entitlement under the Group staff superannuation plan. As Mr O'Halloran was employed by the consolidated entity in May 2004, he will receive a lump sum payment of 150% of his total remuneration cost being his annual base salary plus STI for the year prior to the date of his retirement. As a condition of this arrangement, Mr O'Halloran has entered into a non-compete agreement for three years from the date of his retirement.

29

RETIREMENT BENEFITS

Entities in the consolidated entity participate in a number of superannuation plans which have been established and are sponsored by those entities. A number of these plans provide defined benefits to employees on retirement, disability or death. The benefits are based on years of service and an average salary calculation.

Contributions are made to the plans by both employees and controlled entities, typically as a percentage of salary and within the rules of the plans, and are based on funding schedules prepared by independent actuaries on the dates specified below. In addition, the consolidated entity continues to meet applicable statutory minimum funding requirements set out by legislation in the UK. The contribution rate in respect of defined benefit plans is agreed between the relevant controlled entity and the plans' trustees and actuaries. The consolidated entity has no immediate legal obligation to settle the liability.

Independent actuarial assessments of all significant plans are completed at least once every three years. The main plans were assessed by various qualified employees of Russell Employee Benefits, AON Consulting, Watson Wyatt Worldwide and Mercers. All valuations have been updated for information available at 31 December 2005.

(A) Balance sheet amounts

The amounts recognised in the balance sheet for defined benefit superannuation plans are as follows:

	DATE OF LAST ACTUARIAL VALUATION	FAIR VALUE OF PLAN ASSETS		PRESENT VALUE OF PLAN OBLIGATIONS		NET SURPLUS (DEFICIT)	
		2005 $M	2004 $M	2005 $M	2004 $M	2005 $M	2004 $M
Non-current assets – superannuation plan surplus							
New Zealand superannuation plan	31 Dec 05	**7**	6	**(5)**	(4)	**2**	2
Non-current liabilities – superannuation plan obligations							
QBE Group staff superannuation plan – closed	31 Dec 04	**–**	125	**–**	(145)	**–**	(20)
QBE defined benefit plan	31 Dec 05	**63**	–	**(71)**	–	**(8)**	–
Iron Trades insurance staff trust	31 Dec 05	**279**	233	**(349)**	(319)	**(70)**	(86)
European staff retirement benefit plan	31 Dec 05	**13**	10	**(21)**	(16)	**(8)**	(6)
Janson Green final salary superannuation scheme	31 Dec 05	**162**	120	**(237)**	(208)	**(75)**	(88)
National Farmers Union	31 Dec 05	**31**	–	**(34)**	–	**(3)**	–
Other plans		**5**	4	**(9)**	(6)	**(4)**	(2)
		553	492	**(721)**	(694)	**(168)**	(202)
Net liability recognised in the balance sheet		**560**	498	**(726)**	(698)	**(166)**	(200)

On 28 October 2005, the consolidated entity announced the closure of the QBE Group staff superannuation plan. Members of the plan were offered the option of either transferring to a new defined benefit plan with no pension entitlements or to a defined contribution plan. The relevant controlled entity provided an incentive to those transferring to the defined contribution plan. The consolidated entity has no further obligation in respect of the closed plan, but has an obligation in respect of those members transferring to the new defined benefit plan. In order to determine the consolidated entity's superannuation plan obligation at the balance date, the number of members expected to transfer to the defined contribution plan was estimated by management and independent actuaries as this information will not be finalised until 28 February 2006.

29

RETIREMENT BENEFITS CONTINUED

(B) Reconciliation

	2005 $M	2004 $M
Wholly funded defined benefit obligation at 1 January	**698**	615
Current service cost	**16**	15
Interest cost	**35**	33
Experience losses on plan liabilities	**75**	42
Benefits and expenses paid	**(32)**	(23)
Past service cost	**1**	–
Contributions by plan participants	**1**	1
Transfer of defined benefit obligation from closed fund	**(80)**	–
Curtailments and settlements	**1**	–
Acquisitions	**34**	–
Foreign exchange	**(23)**	15
Wholly funded defined benefit obligation at 31 December	**726**	698
Fair value of plan assets at 1 January	**498**	449
Expected return on plan assets	**30**	31
Actuarial gains on plan assets	**39**	7
Employer contributions	**87**	23
Contributions by plan participants	**1**	1
Benefits and expenses paid	**(32)**	(23)
Transfer of assets from closed fund	**(80)**	
Curtailments and settlements	**3**	–
Acquisitions	**30**	–
Foreign exchange	**(16)**	10
Fair value of plan assets at 31 December	**560**	498
Net liability recognised in the balance sheet at 31 December	**166**	200

	2005 $M	2004 $M
Net liability recognised in the balance sheet at 1 January	**200**	166
Amounts recognised in the income statement		
Current service cost	**16**	15
Interest cost	**35**	33
Past service cost	**1**	–
Expected return on plan assets	**(30)**	(31)
Curtailments and settlements	**(2)**	–
	20	17
Actuarial losses included in the statement of recognised income and expense	**36**	35
Employer contributions	**(87)**	(23)
Acquisitions	**4**	–
Foreign exchange	**(7)**	5
Net liability recognised in the balance sheet at 31 December	**166**	200

The amount recognised in the income statement in the year of $20 million (2004 $17 million) has been included within underwriting expenses. The actual return on plan assets was $69 million (2004 $38 million).

29

RETIREMENT BENEFITS CONTINUED

(C) Amounts included in the statement of recognised income and expense

Cumulative actuarial gains and losses included in the statement of recognised income and expense are as follows:

	2005 $M	2004 $M
Actuarial losses at 1 January	**35**	–
Actuarial losses recognised in year	**36**	35
Actuarial losses at 31 December	**71**	35
Deferred taxation on actuarial losses at 1 January	**(10)**	–
Deferred taxation credit on actuarial losses recognised in year	**(9)**	(10)
Deferred taxation on actuarial losses at 31 December	**(19)**	(10)
Net actuarial losses at 31 December	**52**	25

(D) Principal actuarial assumptions

	2005 %	2004 %
Discount rate	**3.9 – 6.1**	4.0 – 6.6
Expected return on plan assets	**5.2 – 8.0**	5.5 – 8.0
Future salary increases	**3.5 – 6.0**	3.5 – 6.0
Future pension increases	**0.0 – 2.8**	0 – 2.8

The expected return on plan assets is based on historical and future expectations of returns for each of the major asset classes as well as the expected and actual allocation of plan assets to these major classes.

(E) Analysis of plan assets

	2005 $M	2004 $M
Equities	**195**	229
Bonds	**319**	203
Property	**1**	1
Other	**45**	65
	560	498

(F) Historical summary

	2005 $M	2004 $M
Experience losses arising on plan liabilities	**75**	42
Experience gains arising on plan assets	**69**	38

(G) Funding

Employer contributions to the defined benefit superannuation plans are based on recommendations by the plans' actuaries. The objective of the consolidated entity's funding schedules is to ensure that benefit entitlements are fully funded at the time they become payable. The key economic assumptions applied by the actuaries are shown in note 29(D).

REMUNERATION OF AUDITORS

	2005 $'000	2004 $'000
PricewaterhouseCoopers – Australian firm[1]		
Audit or review of financial reports of the parent entity	**754**	665
Audit of financial reports of controlled entities	**2,251**	1,865
Audit of statutory returns	**442**	515
Other audit assurance services	**430**	499
Taxation services	**233**	46
Advisory services (including business continuity management assistance)	**151**	–
	4,261	3,590
Related practices of PricewaterhouseCoopers – Australian firm[1]		
(including overseas PricewaterhouseCoopers firms)		
Audit of financial reports of controlled entities	**5,235**	3,081
Audit of statutory returns	**1,882**	1,367
Other audit assurance services	**15**	123
Taxation services	**427**	327
Advisory services (including due diligence services)	**1,001**	66
Actuarial services	**–**	15
Legal services	**–**	897
	8,560	5,876
	12,821	9,466
Audit and assurance services	**11,009**	8,115
Other services	**1,812**	1,351
	12,821	9,466
Other auditors		
Audit of financial reports of controlled entities	**410**	866

(1) From 1 January 2003, the consolidated entity may engage PricewaterhouseCoopers for non-audit services, subject to the general principle that fees for non-audit services should not exceed 30% of the total of all fees in any one year. Consistent with prior periods, PricewaterhouseCoopers cannot provide the excluded services of preparing accounting records or financial reports, asset or liability valuations, acting in a management capacity, acting as a custodian of assets or acting as share registrar.

CONTINGENT LIABILITIES

The company and the consolidated entity had the following contingent liabilities:

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Guarantees of interest bearing liabilities in controlled entities	**427**	453	**–**	–
Letters of credit issued in support of the consolidated entity's participation in Lloyd's of London	**352**	245	**352**	294
Letters of credit issued in support of insurance provisions of controlled entities	**237**	233	**–**	–
Guarantees to investors in hybrid securities	**701**	796	**–**	–
Guarantees to investors in ABC securities for funds at Lloyd's (due 2008)	**750**	703	**–**	–
Guarantees to investors in ABC securities for funds at Lloyd's (due 2009)	**300**	281	**–**	–

A controlled entity has entered into a number of deeds of covenant in respect of its controlled entities to meet part of their obligations to Lloyd's of London. The total guarantee given under these deeds of covenant amounts to $316 million (2004 $398 million). The obligations under the deeds of covenant are secured by a fixed and floating charge over certain investments and other assets in favour of Lloyd's of London. Refer note 13(D).

Details of the guarantees to investors in Eurobonds and hybrid securities and security arrangements in respect of interest bearing liabilities are provided in note 22.

Details of contingent liabilities in respect of ABC securities for funds at Lloyd's are included in note 35(C).

CAPITAL EXPENDITURE COMMITMENTS

	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Capital expenditure commitments contracted but not provided for in the financial statements (not later than one year)	–	–	**14**	3

OPERATING LEASE COMMITMENTS

	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Payable:				
Not later than one year	–	–	**27**	33
Later than one year but not later than five years	–	–	**80**	86
Later than five years	–	–	**166**	80
Aggregate amounts contracted but not provided for in the financial statements	–	–	**273**	199

NEW SOUTH WALES WORKERS' COMPENSATION MANAGED FUNDS (CONSOLIDATED)

A controlled entity is a licensed insurer under the *New South Wales Compensation Act 1987*. In 2005, WorkCover New South Wales issued a new licence to the controlled entity including new terms and conditions that do not require the controlled entity to establish or maintain statutory funds. Prior to the issue of the new licence, in accordance with the requirements of the previous licence, the controlled entity established and maintained statutory funds in respect of the issue and renewal of policies of insurance.

	2005 $M	2004 $M
Statutory fund balance sheet		
Current assets		
Cash and short term deposits	–	1,079
Debtors	–	184
Non-current assets		
Financial assets – market value	–	445
Total assets	–	1,708
Current liabilities		
Creditors	–	18
Unearned premium	–	247
Statutory funds to meet outstanding claims and statutory transfers	–	1,443
Total liabilities and statutory funds	–	1,708

LLOYD'S DIVISION

(A) Non-aligned syndicates

A controlled entity acquired Limit plc and its controlled entities ("Limit") in August 2000. From 1994 to 2000, Limit participated in the results of a number of syndicates managed by other managing agents at Lloyd's (non-aligned syndicates). In 2000, Limit sold its right to participate in the results of these syndicates after 31 December 2000. In 2001, Limit sold the rights to manage syndicate 318, previously managed by its controlled managing agency, to another managing agency at Lloyd's but retained participation in the syndicate until December 2004. The result of Limit's participation on this syndicate has also been included as non-aligned. Lloyd's operates on a three year accounting basis and at the end of the third year the underwriting account is normally closed by reinsurance into the following year of account. The runoff of these syndicates is expected to complete by 31 March 2007. The consolidated entity is expected to have to fund its share of the net outstanding claims of these operations, as shown below, and therefore the assets and liabilities are included on a net basis in outstanding claims in the balance sheet.

	2005 $M	2004 $M
Assets		
Financial assets – market value	**120**	122
Other assets	**115**	119
	235	241
Liabilities		
Outstanding claims net of reinsurance recoveries	**277**	263
Other liabilities	**13**	17
	290	280
Net liabilities	**55**	39

(B) Reinsurance to close

Since acquiring Limit in August 2000, the consolidated entity has purchased additional capacity in the syndicates managed by Limit, taking its ownership share for all syndicates from 55% in 2000 to 90% for the 2006 underwriting year. These purchases of additional capacity create an obligation for the consolidated entity to accept the additional share of insurance provisions in exchange for an equal amount of investments and other assets. The amounts will be determined when the reinsurance to close is calculated on 31 December 2006 or subsequent dates. It is currently estimated that the amount of the net insurance provisions and matching assets will exceed $557 million, which will be recognised in the years in which the reinsurance to close is expected to be finalised.

LLOYD'S DIVISION CONTINUED

(C) Funds at Lloyd's

(i) ABC securities (due 2009)

In October 2004, the company entered into an arrangement with Mantis Reef II Limited ("MR(II)L") to issue US$220 million of ABC (asset backed capital) securities to support funds at Lloyd's ("FAL") pursuant to Lloyd's collateral requirements. This arrangement substantially replaced bank letters of credit and assisted in meeting new FAL requirements. MR(II)L is a special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The consolidated entity has no ownership interest in MR(II)L.

Proceeds from the sale of the ABC securities to investors have been swapped to sterling and then used to purchase shares in a wholly owned controlled entity of MR(II)L, Mantis Reef II Pledge Limited ("MR(II)PL"). MR(II)PL is another special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The proceeds from the sale of shares in MR(II)PL have been used to purchase eligible investments over which security interests, in the form of a fixed and floating charge, have been granted to Lloyd's in support of FAL requirements of some of the company's controlled entities. Details of the eligible investments included in the asset portfolio are shown below as ABC financial assets pledged for funds at Lloyd's.

Under its arrangement with MR(II)L and MR(II)PL, the company makes fixed payments to MR(II)L and in return receives the benefit of the earnings from the investment portfolio. As part of its agreement with MR(II)L and MR(II)PL the company can, if the need arises, call on MR(II)PL to provide up to £120 million by the sale or transfer of its investment portfolio to meet certain controlled entities' cash call requirements from Lloyd's, and at that time the company would assume a loan obligation including servicing of interest payments and repayment of the principal. To achieve this, the company would issue debt securities to MR(II)L with similar terms to the ABC securities. The company has entered into a fixed for floating cross currency interest rate swap with a third party to service its fixed interest rate obligations.

(ii) ABC securities (due 2008)

In October 2003, the company entered into an arrangement with Mantis Reef Limited ("MRL") to issue US$550 million of ABC securities to support FAL pursuant to Lloyd's collateral requirements. This arrangement substantially replaced bank letters of credit. MRL is a special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The consolidated entity has no ownership interest in MRL.

Proceeds from the sale of the ABC securities to investors have been used to purchase shares in a wholly owned controlled entity of MRL, Mantis Reef Pledge Limited ("MRPL"). MRPL is another special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The proceeds from the sale of shares in MRPL have been used to purchase eligible investments over which security interests, in the form of a fixed and floating charge, have been granted to Lloyd's in support of FAL requirements. Details of the eligible investments included in the asset portfolio are shown below as ABC financial assets pledged for funds at Lloyd's.

Under its arrangement with MRL and MRPL, the company makes fixed payments to MRL and in return receives the benefit of the earnings from the investment portfolio. As part of its agreement with MRL and MRPL the company can, if the need arises, call on MRPL to provide up to US$550 million by the sale or transfer of its investment portfolio to meet certain controlled entities' cash call requirements from Lloyd's, and at that time the company would assume a loan obligation including servicing of interest payments and repayment of the principal. To achieve this, the company would issue debt securities to MRL with similar terms to the ABC securities. The company has entered into a fixed for floating interest rate swap with a third party to service its fixed interest rate obligations.

(iii) Swaps relating to ABC securities

The consolidated entity is exposed to interest rate and currency risk in respect of the ABC securities and has therefore entered into two swap agreements, being an interest rate swap agreement with a financial institution under which it is obliged to pay interest at a variable rate and receive interest at a fixed rate and a cross currency interest rate swap agreement under which it is obliged to pay variable rate interest on a sterling asset portfolio and receive a fixed amount of US dollar interest.

ABC securities (due 2009) are measured at amortised cost in original currency and translated to Australian dollars at the closing rate of exchange. Under the swap agreement, the consolidated entity pays a margin of 1.7% above the wholesale interbank rate monthly on £120 million and receives a fixed rate of 3.2% on US$220 million every six months to match the interest payment to investors. The swap agreement currently comprises three swaps which are measured at fair value. Two of the swaps are designated as cash flow hedges and have satisfied the effectiveness tests throughout the period from inception and at the balance date. The movement in the fair value of the cash flow hedges is taken to equity. Any ineffectiveness in the cash flow hedges is recognised directly in the income statement. An amount is transferred from equity and taken to the income statement to offset:

- the differential between the fixed and variable interest payments; and
- the foreign exchange gain or loss on translation of the financial liabilities.

During the year, a loss of $1 million (2004 $nil) was recognised in equity relating to the fair value movements on the cash flow hedges. During the year, a gain of $4 million (2004 $nil) was transferred from equity to the income statement.

ABC securities (due 2008) are measured at amortised cost in original currency and translated to Australian dollars at the closing rate of exchange. Under the swap agreement, the consolidated entity pays interest at the wholesale interbank rate and receives a fixed rate of 3.5% on US$550 million every six months to match the interest payment to investors.

LLOYD'S DIVISION CONTINUED

The swap agreement comprises two swaps which are measured at fair value. The swaps are designated as fair value hedges and have satisfied the relevant hedge effectiveness tests throughout the period and at the balance date. The fair value movement on the swaps is recognised in the income statement. Any change in the value of the financial liabilities as a result of the hedged risk adjusts the carrying amount of the hedged item and impacts the income statement.

			THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
ABC financial assets pledged for funds at Lloyd's[1]						
Due 2008	Interest bearing short term money	US$550 million	–	–	**750**	703
Due 2009	Interest bearing short term money	£120 million	–	–	**282**	295
			–	–	**1,032**	998
ABC securities for funds at Lloyd's						
Due 2008		US$550 million	–	–	**720**	691
Due 2009		US$220 million	–	–	**295**	277
			–	–	**1,015**	968
Swaps relating to ABC securities			**5**	5	**29**	30
			5	5	**1,044**	998

(1) Under the terms of the ABC securities arrangements, all interest bearing short term money will be reinvested and it is therefore included in non-current assets.

		2005 $M	2004 $M
Fair value of ABC securities for funds at Lloyd's			
Due 2008	US$550 million	**724**	693
Due 2009	US$220 million	**288**	278
		1,012	971

RELATED PARTIES (COMPANY AND CONSOLIDATED)

AASB 124: Related Party Disclosures ("AASB 124") defines key management personnel as a collective term for the specified directors and the specified executives of an entity. All material information required to be disclosed under AASB 124 has been included in the financial statements as follows:

Reference	
Dividends from controlled entities	Note 7(B)
Amounts due from controlled entities	Note 11
Investments in controlled entities	Note 16
Amounts due to controlled entities	Note 19
Tax sharing agreement	Note 8(B)
Remuneration of key management personnel	Directors' report and note 28
Retirement allowances of key management personnel	Directors' report
Shares and options held by key management personnel	Note 28
Related party transactions with key management personnel	Note 28
Retirement benefits	Note 29
Guarantees in respect of related parties	Note 31

In the ordinary course of business, various controlled entities receive dividends and purchase and sell investments in public entities in which directors of the company are directors and shareholders.

8

EARNINGS PER SHARE (CONSOLIDATED)

	2005 CENTS	2004 CENTS
Basic earnings per share	**144.3**	123.4
Diluted earnings per share[1]	**134.4**	109.9
	$M	**$M**
Reconciliation of earnings used in calculating earnings per share		
Net profit after income tax attributable to members of the company, used in calculating basic earnings per share	**1,091**	857
Add: finance costs of hybrid securities	**6**	13
Earnings used in calculating diluted earnings per share	**1,097**	870
	MILLIONS	**MILLIONS**
Weighted average number of ordinary shares used as the denominator in calculating[2]:		
Basic earnings per share	**757**	695
Diluted earnings per share	**817**	791

(1) Hybrid securities have been treated as dilutive if the contingent conversion conditions are met at the balance date. If all hybrid securities had been considered dilutive at 31 December 2005, diluted earnings per share would have been 130.8 cents (2004 109.1 cents).

(2) Weighted average number of ordinary shares reflects shares adjusted to derecognise shares issued under the Plan. Basic earnings per share calculated with reference to issued share capital notified to the ASX would have been 142.5 cents (2004 123.1 cents). Refer to note 25(A).

9

SEGMENT INFORMATION

(A) Business segments

2005	AUSTRALIA PACIFIC ASIA CENTRAL EUROPE $M	EUROPEAN OPERATIONS $M	THE AMERICAS $M	EQUATOR RE $M	ELIMINATION $M	TOTAL $M
Total assets	8,056	18,412	3,107	956	(866)	29,665
Total liabilities	6,060	15,835	2,717	760	(866)	24,506
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	81	306	61	–	–	448
Depreciation expense	16	21	3	–	–	40
Other non-cash expenses	1	2	–	–	–	3
Total revenue	3,372	6,944	2,086	373	(347)	12,428
Gross written premium	3,122	4,794	1,492	353	(353)	9,408
Gross earned premium	3,093	4,643	1,435	347	(347)	9,171
Outward reinsurance premium expense	(542)	(946)	(592)	(52)	347	(1,785)
Net earned premium	2,551	3,697	843	295	–	7,386
Net claims incurred	(1,349)	(2,326)	(506)	(236)	–	(4,417)
Net commission	(356)	(651)	(215)	(29)	–	(1,251)
Underwriting and other expenses	(420)	(428)	(62)	–	–	(910)
Underwriting result	426	292	60	30	–	808
Investment income on policyholders' funds	181	253	27	19	–	480
Insurance profit	607	545	87	49	–	1,288
Investment income on shareholders' funds	50	171	10	7	–	238
Amortisation of intangibles	(1)	(2)	–	–	–	(3)
Profit before income tax	656	714	97	56	–	1,523
Income tax expense	(187)	(187)	(34)	(17)	–	(425)
Profit after income tax	469	527	63	39	–	1,098
Net profit attributable to minority interest	(6)	–	(1)	–	–	(7)
Net profit after income tax attributable to members of the company	463	527	62	39	–	1,091

Intersegment transactions are priced on an arm's length basis and are eliminated on consolidation.

SEGMENT INFORMATION CONTINUED

2004	AUSTRALIA PACIFIC ASIA CENTRAL EUROPE $M	EUROPEAN OPERATIONS $M	THE AMERICAS $M	EQUATOR RE $M	ELIMINATION $M	TOTAL $M
Total assets	7,269	15,445	2,156	596	(430)	25,036
Total liabilities	5,760	13,318	1,827	469	(430)	20,944
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	540	95	4	–	–	639
Depreciation expense	18	33	2	–	–	53
Other non-cash expenses	–	1	–	–	–	1
Total revenue	3,233	5,381	1,833	277	(254)	10,470
Gross written premium	2,774	4,610	1,382	278	(278)	8,766
Gross earned premium	2,798	4,419	1,354	254	(254)	8,571
Outward reinsurance premium expense	(521)	(912)	(588)	(23)	254	(1,790)
Net earned premium	2,277	3,507	766	231	–	6,781
Net claims incurred	(1,306)	(2,222)	(454)	(174)	–	(4,156)
Net commission	(337)	(640)	(207)	–	–	(1,184)
Underwriting and other expenses	(382)	(422)	(55)	15	–	(844)
Underwriting result	252	223	50	72	–	597
Investment income on policyholders' funds	123	188	4	16	–	331
Insurance profit	375	411	54	88	–	928
Investment income on shareholders' funds	32	141	10	5	–	188
Amortisation of intangibles	–	(1)	–	–	–	(1)
Profit before income tax	407	551	64	93	–	1,115
Income tax expense	(84)	(129)	(20)	(18)	–	(251)
Profit after income tax	323	422	44	75	–	864
Net profit attributable to minority interest	(7)	–	–	–	–	(7)
Net profit after income tax attributable to members of the company	316	422	44	75	–	857

SEGMENT INFORMATION CONTINUED

(B) External product segments

	GENERAL INSURANCE		INWARD REINSURANCE		TOTAL	
	2005 $M	2004 $M	2005 $M	2004 $M	2005 $M	2004 $M
Total revenue	**8,882**	7,966	**3,546**	2,504	**12,428**	10,470
Net profit after income tax attributable to members of the company	**981**	719	**110**	138	**1,091**	857
Total assets	**21,637**	18,303	**8,028**	6,733	**29,665**	25,036
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	**328**	466	**120**	173	**448**	639

(C) Geographical analysis

		AUSTRALIA $M	ASIA-PACIFIC $M	EUROPE $M	THE AMERICAS $M	OTHER $M	TOTAL $M
Total revenue	**2005**	**3,632**	**922**	**3,278**	**3,632**	**964**	**12,428**
	2004	2,728	836	3,077	3,313	516	10,470
Net profit after income tax attributable to members of the company	**2005**	**404**	**140**	**418**	**68**	**61**	**1,091**
	2004	243	94	181	280	59	857
Total assets	**2005**	**10,677**	**1,975**	**8,243**	**7,730**	**1,040**	**29,665**
	2004	7,923	1,779	8,634	5,783	917	25,036
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	**2005**	**81**	**–**	**170**	**197**	**–**	**448**
	2004	540	–	95	4	–	639

RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES TO NET PROFIT AFTER INCOME TAX ATTRIBUTABLE TO MEMBERS OF THE COMPANY

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Cash flows from operating activities	**187**	348	**1,987**	2,110
Depreciation of assets	**–**	–	**(40)**	(53)
Amortisation of intangibles	**–**	–	**(3)**	(1)
Amortisation of premium/discount on fixed interest securities	**–**	–	**(9)**	(14)
Profit on sale of controlled entities	**629**	–	**11**	–
Loss on sale of plant and equipment	**–**	–	**(5)**	(1)
Net foreign exchange (losses) gains	**(5)**	(47)	**3**	51
Other gains on financial assets	**–**	–	**219**	89
Increase in net outstanding claims	**–**	–	**(836)**	(1,091)
Increase in unearned premium	**–**	–	**(236)**	(161)
Increase in deferred insurance costs	**–**	–	**62**	77
Increase in net amounts receivable from controlled entities	**267**	1,299	**–**	–
Increase in trade debtors	**–**	–	**350**	149
Increase (decrease) in other operating assets	**26**	229	**17**	(283)
Increase in trade and other payables	**–**	–	**(263)**	(172)
(Increase) decrease in current tax liabilities	**(60)**	5	**(85)**	41
Increase (decrease) in deferred tax liabilities	**16**	5	**(139)**	(121)
(Increase) decrease in provisions	**–**	(5)	**65**	244
Minority interest	**–**	–	**(7)**	(7)
Net profit after income tax attributable to members of the company	**1,060**	1,834	**1,091**	857

Directors' declaration

The directors declare that the financial statements and notes set out on pages 60 to 125:

(a) comply with accounting standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) *give a true and fair view* of the company's and consolidated entity's financial position as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year *ended on that date*.

In the directors' opinion, the financial statements are in accordance with the *Corporations Act 2001* and there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001* for the financial year ended 31 December 2005.

Signed in SYDNEY this 23rd day of February 2006 in accordance with a resolution of the directors.

EJ Cloney
Director

FM O'Halloran
Director

Independent audit report

TO THE MEMBERS OF QBE INSURANCE GROUP LIMITED

Audit opinion

In our opinion:

1. the financial report of QBE Insurance Group Limited:
   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of QBE Insurance Group Limited and the QBE Insurance Group (defined below) as at 31 December 2005, and of their performance for the year ended on that date; and
   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001; and
2. the remunerations disclosures that are contained in pages 51 to 57 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and class order 06/50 issued by the Australian Securities and Investments Commission.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements and the directors' declaration for both QBE Insurance Group Limited (the company) and the QBE Insurance Group (the consolidated entity), for the year ended 31 December 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 51 to 57 of the directors' report, as permitted by class order 06/50.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and class order 06/50. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and class order 06/50.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the annual report to determine whether it contains any material inconsistencies with the financial report.

Whilst we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

RD Deutsch
Partner

PricewaterhouseCoopers

Sydney
23 February 2006

Liability limited by a scheme approved under the Professional Standards Legislation.

QBE

For further information please refer to our website **www.qbe.com**

JEFFREY SMART

The 2005 QBE Group annual report celebrates the work of internationally renowned Australian artist Jeffrey Smart. An Australian icon in the art world, Jeffrey Smart was born and grew up in Adelaide but has lived most of his life in Italy. Aside from the aesthetic qualities of his work, we were struck by the parallel between the artist as a successful expatriate Australian artist with a strong international reputation and QBE as a leading Australian company which operates in 41 countries including the major insurance markets.

Technically complex and elegantly constructed, Jeffrey Smart's paintings investigate profoundly commonplace situations such as buildings, highways, car parks and heavy vehicles with human figures included to provide emphasis or to counterpoint some part of the pattern. The artist portrays these familiar images of the contemporary world as precise geometric compositions of pattern, shape, colour and design to achieve a feeling of innate balance and beauty. What makes the works so compelling is the skilful juggling of colour and form and the subtle inclusion of an ambiguous figure or surreal image leaving the meaning of the paintings open to interpretation depending upon the temperament of the observer.

The design concept for this annual report has been developed to complement Jeffrey Smart's paintings in keeping with his demonstrated aesthetic values and in recognition of his considerable contribution as an Australian artist. We would like to thank Mr Smart for the opportunity to feature the works selected as well as Australian Galleries who represent his works for their assistance in producing this report.



"Self portrait at Papini's" 1984-85, private collection

Designed and produced by Armstrong Miller+McLaren - www.amm.com.au

QBE Insurance Group Limited
82 Pitt Street
Sydney 2000 Australia
Phone +61 2 9375 4444

www.qbe.com





QBE Insurance Group

RECEIVED

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

3 March 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: 2005 final dividend – DRP election form date

I refer to our letter of 23 February 2006.

Our Appendix 4E (Preliminary Final Report – 31 December 2005), 2005 annual report and presentation to analysts, brokers, institutional investors and the media lodged that day referred to a record date of 10 March 2006.

Unfortunately our Appendix 4E and 2005 annual report referred to an earlier date of 7 March 2006 for lodging election forms for our Dividend Reinvestment Plan (DRP).

Per rule 4.2(b) of our DRP booklet available on our website, www.qbe.com, DRP election forms must be received by our share registry, Link Market Services Limited, by 5:00pm (Sydney time) on the relevant record date.

For completeness, we lodge an amended page 1 of Appendix 4E with the correct DRP election form date of 10 March 2006.

Yours faithfully,

Duncan Ramsay
Company Secretary

attachment

QBE Insurance Group Limited

Results for announcement to the market

				A$M
Revenue from ordinary activities	Up	19%	to	12,428
Profit from ordinary activities after tax attributable to members	Up	27%	to	1,091
Net profit for the period attributable to members	Up	27%	to	1,091

Dividends	Amount per security (cents)	Franked amount per security (cents)
Interim dividend	33.0	16.5
Final dividend	38.0	19.0
Record date for determining entitlements to the dividend	10 March 2006	

The final dividend will be paid on 29 March 2006. The last date for receipt of election notices applicable to the final dividend is 10 March 2006 for the Dividend Reinvestment Plan and 22 February 2006 for the Dividend Election Plan.

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

3 March 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: 2005 final dividend – reinvestment pricing

I refer to our letter of 23 February 2006.

For the market's information, the share price used for calculating entitlements under our Dividend Election Plan and Dividend Reinvestment Plan will be $20.44, being the weighted average market price over the five trading days from 23 February to 1 March 2006.

The dividend remains payable on 29 March 2006.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

3 March 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: 2005 final dividend – DRP election form date

I refer to our letter of 23 February 2006.

Our Appendix 4E (Preliminary Final Report – 31 December 2005), 2005 annual report and presentation to analysts, brokers, institutional investors and the media lodged that day referred to a record date of 10 March 2006.

Unfortunately our Appendix 4E and 2005 annual report referred to an earlier date of 7 March 2006 for lodging election forms for our Dividend Reinvestment Plan (DRP).

Per rule 4.2(b) of our DRP booklet available on our website, www.qbe.com, DRP election forms must be received by our share registry, Link Market Services Limited, by 5:00pm (Sydney time) on the relevant record date.

For completeness, we lodge an amended page 1 of Appendix 4E with the correct DRP election form date of 10 March 2006.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

attachment

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

7 March 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: 2006 Annual General Meeting

Pursuant to ASX Listing Rule 3.17, attached for the market's information is the Notice of Meeting and Proxy Form which was mailed to our shareholders yesterday.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

Attachments

QBE INSURANCE GROUP
NOTICE OF MEETING

Notice is hereby given that the Annual General Meeting of shareholders of QBE Insurance Group Limited ("the Company") will be held on:

Friday, 7 April 2006 from 11:00 am at:

The Westin Sydney
1 Martin Place
Sydney
Australia

QBE Insurance Group

Dear Shareholder,

On behalf of the Board of Directors, I have pleasure in enclosing the Notice of Meeting for the Annual General Meeting to be held at The Westin Sydney, 1 Martin Place, Sydney on Friday, 7 April 2006 from 11:00 am.

If you are able to attend, would you please bring the proxy form with you as the bar coding on this form will enable shareholders to be easily registered. Registration will be available from 10:00 am.

If you are unable to attend, I encourage you to vote either by using the attached proxy form or lodging your vote online at www.linkmarketservices.com.au.

A person intending to vote on shares held in the name of a company must bring an authority from the company, signed by the company in favour of the person attending.

I look forward to seeing you at the meeting.

Yours sincerely

John Cloney
Chairman

Agenda

1. **To receive and consider** the financial reports and the reports of the directors and of the auditors of the Company for the year ended 31 December 2005.

2. **To re-elect directors**
To consider, and if thought fit, pass each of the following resolutions as an ordinary resolution:

   (a) That Mr EJ Cloney, who retires by rotation in accordance with clause 76 of the Company's constitution, be re-elected as a director of the Company;

   (b) That Ms BJ Hutchinson, who retires by rotation in accordance with clause 76 of the Company's constitution, be re-elected as a director of the Company; and

   (c) That Ms IYL Lee, who retires by rotation in accordance with clause 76 of the Company's constitution, be re-elected as a director of the Company.

3. **To elect a director**
To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That Ms IF Hudson, who was appointed in accordance with clause 74(b) of the Company's constitution, be elected as a director of the Company.

4. **To adopt the remuneration report**
To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That the remuneration report of the Company for the financial year ended 31 December 2005 be adopted.

   Note: In accordance with section 250R of the Corporations Act, the vote on this resolution 4 will be advisory only and will not bind the directors or the Company.

5. **To approve the grant of conditional rights and options over the Company's ordinary shares under the 2005 Long Term Incentive Scheme to the Chief Executive Officer**
To consider, and if thought fit, pass the following resolution as an ordinary resolution:

   That approval be given for the purposes of ASX Listing Rule 10.14 and for all other purposes to the grant to the Chief Executive Officer, Mr FM O'Halloran of conditional rights over a maximum of 37,000 ordinary shares in the Company and options to subscribe for a maximum of 97,000 unissued ordinary shares of the Company and the allotment or transfer of ordinary shares in the Company on satisfaction of and subject to the conditions attached to the conditional rights and on valid exercise of the options under the Company's 2005 Long Term Incentive Scheme.

6. **To approve the issue or transfer of the Company's shares under the Long Term Incentive Scheme**
To consider, and if thought fit, pass the following resolution as an ordinary resolution:

   That approval be given for the purposes of Exception 9 in ASX Listing Rule 7.2, sections 200B and 200E of the Corporations Act and for all other purposes to the issue or transfer of equity securities under the Long Term Incentive Scheme and to the giving of benefits comprising the issue or transfer of ordinary shares in the Company under the Long Term Incentive Scheme to a participant in Equitable Circumstances as provided for under the terms of the Scheme.

7. **To renew the Company's proportional takeover approval provisions**
To consider and, if thought fit, pass the following resolution as a special resolution:

   That the Company renews its proportional takeover approval provisions in the form set out in clauses 117 to 119 of the constitution of the Company, a copy of which is tabled at the Annual General Meeting, for the purposes of section 648G of the Corporations Act.

8. To amend the officer indemnity provisions of the Company's constitution

To consider and, if thought fit, pass the following resolution as a special resolution:

That clause 115 of the Company's constitution be amended in the following respects:

(i) by deleting paragraph (a) and inserting in its place the following paragraph:

(a) To the extent permitted by law and without limiting the powers of the company, the company indemnifies each person who is, or has been, a director, secretary or other officer of the company or any of its subsidiaries against any liability incurred by that person as a director, secretary or other officer of the company or any of its subsidiaries:

(i) other than:

(A) a liability (not including legal costs) owed to the company or a related body corporate of the company; or

(B) a liability (not including legal costs) for a pecuniary penalty order under section 1317G or a compensation order under section 1317H or 1317HA of the Law (or a similar provision of the corresponding legislation in another jurisdiction); or

(C) a liability (not including legal costs) that is owed to someone (other than the company or a related body corporate of the company) and did not arise out of conduct in good faith;

(ii) for legal costs incurred in defending an action for a liability incurred as a director, secretary or other officer of the company or any of its subsidiaries if the costs are incurred other than:

(A) in defending or resisting civil proceedings in which the person is found to have a liability for which they could not be indemnified under paragraph (a)(i); or

(B) in defending or resisting criminal proceedings in which the person is found guilty; or

(C) in defending or resisting proceedings brought by ASIC (or a corresponding regulatory authority in another jurisdiction) or a liquidator for a court order if the grounds for making the order are found by the court to be established; or

(D) in connection with proceedings for relief to the person under the Law (or the corresponding legislation in another jurisdiction) in which the court denies the relief.

Paragraph (C) does not apply to costs incurred in responding to actions brought by ASIC (or a corresponding regulatory authority in another jurisdiction) or a liquidator as part of an investigation before commencing proceedings for the court order; and

(ii) by deleting from subclause (e) the words 'executive officer'.

By order of the Board

D Ramsay

Duncan Ramsay
Company Secretary
Sydney, 27 February 2006

Determination of entitlement to attend and vote

For the purposes of the meeting, shares will be taken to be held by the persons who are registered as members as at 7pm, Sydney time, Wednesday 5 April 2006. This means that if you are not the registered member at that time, you will not be entitled to vote in respect of that share.

If you wish to appoint a proxy, the Company requests that shareholders send the completed proxy form (and any proxy appointment authority) to its share registry, Link Market Services Limited, so that it is received no later than 11am, Sydney time, Wednesday 5 April 2006.

To do this, you may:

1. use the enclosed reply paid envelope;
2. fax to (61 2) 9287 0309;
3. mail to Locked Bag A14, Sydney South NSW 1235 Australia;
4. deliver in person to Level 12, 680 George Street, Sydney; or
5. lodge online at Link Market Services' website, www.linkmarketservices.com.au. To use this facility, you will need your holder identification number (HIN) or security holder reference number (SRN).

Notes on Appointment of Proxy

In accordance with Sections 249L and 249X of the Corporations Act, shareholders are notified that:

(i) a member who is entitled to attend and cast a vote at the meeting may appoint a proxy to attend and vote for the member;

(ii) the appointment may specify the proportion or number of votes that the proxy may exercise;

(iii) a member who is entitled to cast two or more votes at the meeting, may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. If you appoint two proxies and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes; and

(iv) a proxy may be an individual or a body corporate and need not be a member.

A proxy is not revoked by the member attending and taking part in the meeting unless the member actually votes at the meeting on the resolution for which the proxy is proposed to be used. Subject to the foregoing sentence, a proxy may vote as the proxy thinks fit on any motion or resolution in respect of which no manner of voting is indicated in the instrument of appointment. The Chairman intends to vote all valid undirected proxies which he receives in favour of each resolution.

Shareholders who appoint a proxy should consider how they wish to direct the proxy to vote, that is, whether the shareholder wishes the proxy to vote "for" or "against", or abstain from voting, on each resolution, or whether to leave the decision to the appointed proxy after discussion at the meeting.

If you do not send your proxy form to Link Market Services Limited, please bring it with you if you attend the Annual General Meeting as it will assist in identifying you on entry or in voting.

Voting

Every resolution arising at the Annual General Meeting will be decided in the first instance by a show of hands. A poll may be demanded in accordance with the Company's constitution.

On a show of hands, every shareholder who is present in person or by proxy, or by representative or by attorney, will have one vote. Upon a poll, every shareholder who is present in person or by proxy, or by representative or by attorney, will have one vote for each share held by that person. The proxy has the same rights as the member to speak at the meeting, to vote (but only to the extent allowed by the appointment) and join in a demand for a poll. Where a member appoints two proxies, then neither proxy shall have the right to vote on a show of hands.

Where more than one joint holder votes, the vote of the holder whose name appears first in the register of members shall be accepted to the exclusion of the others whether the vote is given in person or by proxy, or by representative or by attorney.

Explanatory Notes

RESOLUTION 2(a) – Re-election of Mr E J Cloney

Mr John Cloney joined the Company as managing director in 1981. He retired in January 1998, at which time he became a non-executive director. Mr Cloney was appointed deputy chairman in April 1998 and chairman in October 1998. He is chairman of the chairman's and funding committees and a member of the investment and remuneration committees.

Mr Cloney is a non-executive director of Boral Limited, Maple-Brown Abbott Limited and Patrick Corporation Limited as well as a member of the ABN AMRO Advisory Council in Australia.

He is chairman of the Create Foundation, a trustee of the Sydney Cricket & Sports Ground Trust and a former non-executive director of Brambles Industries Limited, Cable & Wireless Optus Limited and Capral Aluminium Limited.

Mr Cloney is a Fellow of the Australian and New Zealand Institute of Insurance and Finance, the Australian Institute of Management and the Australian Institute of Company Directors.

He is 65.

The Board (with Mr Cloney not voting) recommends that shareholders vote in favour of this resolution.

RESOLUTION 2(b) – Re-election of Ms B J Hutchinson

Ms Belinda Hutchinson was appointed an independent non-executive director of the Company in September 1997. She is chairman of the investment committee and a member of the audit and funding committees.

Ms Hutchinson is a non-executive director of Coles Myer Limited, St Vincent's & Mater Health Sydney Limited and Telstra Corporation Limited as well as president of the State Library of NSW Council.

She was an executive director of Macquarie Bank Limited from 1992 to 1996 and remains a consultant to the bank. She was a vice-president of Citibank Limited between 1981 and 1992.

Ms Hutchinson is a former non-executive director of Crane Group Limited, Energy Australia, Sydney Water Corporation and TAB Limited.

Ms Hutchinson holds a Bachelor of Economics degree, is a Fellow of the Institute of Chartered Accountants and is a member of the Australian Institute of Company Directors.

She is 52.

The Board (with Ms Hutchinson not voting) recommends that shareholders vote in favour of this resolution.

RESOLUTION 2(c) – Re-election of Ms I Y L Lee

Ms Irene Lee was appointed an independent non-executive director of the Company in May 2002. She is chairman of the audit committee and a member of the funding and investment committees.

Ms Lee is a non-executive director of Mariner Financial Limited, ING Bank (Australia) Limited, Record Investments Limited and Ten Network Holdings Limited. She is a member of the Takeovers Panel, a trustee of the Art Gallery of NSW and a member of the advisory council of JP Morgan Australia and the executive council of the UTS Faculty of Business.

Ms Lee was chief executive officer and executive director of Sealcorp Holdings Limited, was head of corporate finance of the Commonwealth Bank and an executive director and vice-president of Citibank in Australia, London and New York.

She is a former non-executive director of Beyond International Limited, BioTech Capital Limited and Record Funds Management Limited.

Ms Lee holds a Bachelor of Arts degree and is admitted as a barrister-at-law.

She is 52.

The Board (with Ms Lee not voting) recommends that shareholders vote in favour of this resolution.

RESOLUTION 3 – Election of Ms I F Hudson

Ms Isabel Hudson is based in London and was appointed an independent non-executive director of the Company in November 2005. Under the Company's constitution, she holds office only until the next annual general meeting, at which she is eligible for election.

Ms Hudson is a member of the audit and remuneration committees of the Company and a non-executive director of Fineos Corporation Limited.

Until January 2006, Ms Hudson was director – corporate partnerships, direct to consumer, Europe at Prudential UK. She has 25 years' experience in insurance, including with GE, Royal Insurance and Lloyd's, working in the UK and on the Continent, in roles such as business development, chief financial officer and general management.

Ms Hudson has a Master of Arts degree and is a Fellow of the Chartered Insurance Institute and on the committee of Scope, a UK charity.

She is 46.

If Ms Hudson is elected, the number of non-executive directors will remain at seven, with one executive director, being the Chief Executive Officer.

The Board (with Ms Hudson not voting) recommends that shareholders vote in favour of this resolution.

RESOLUTION 4 – Adoption of the remuneration report

The Company's remuneration report for the financial year ended 31 December 2005 is set out on pages 51 to 57 of the Company's 2005 Annual Report.

Section 250R of the Corporations Act requires the Company to put a resolution to the Annual General Meeting for adoption of the remuneration report. In accordance with that section, the vote on the resolution will be advisory only and will not bind the directors or the Company.

During this item of business, members will be given a reasonable opportunity to ask questions, and make comments, about the remuneration report.

The Board recommends that shareholders vote in favour of this resolution.

RESOLUTION 5 – Approval of the grant of conditional rights and options over the Company's ordinary shares under the 2005 Long Term Incentive Scheme to the Chief Executive Officer

The Board (with Mr F M O'Halloran not present) reviews Mr O'Halloran's remuneration package annually.

The Board has determined (with Mr O'Halloran not present) that Mr O'Halloran be granted a short term incentive in cash for the 2005 financial year and, subject to shareholder approval, a long term incentive in equity under the Company's 2005 Long Term Incentive Scheme (LTI), formerly known as the Senior Executive Equity Scheme. Mr O'Halloran's short term incentive and proposed long term incentive follow the achievement of the performance hurdle in the table below. The hurdle is a range of return on equity (ROE) targets for the 2005 financial year on the Company's seven year spread basis (which spreads the realised and unrealised gains on equities and property evenly over seven years):

	TARGET ROE %	SHORT-TERM INCENTIVE AS A % OF BASE PACKAGE
Minimum	13	15
Maximum	20	134
Achieved	26	134

Having achieved the performance hurdle, the Board has determined that Mr O'Halloran should, subject to shareholder approval, be granted a long-term incentive through the granting on 7 April 2006 (the Grant Date) of conditional rights over a maximum of 37,000 ordinary shares in the Company and options to subscribe for a maximum of 97,000 unissued shares in the Company under the LTI. The share price at which the number of ordinary shares over which the conditional rights are proposed to be granted and the price payable on exercise of the options will be the greater of the weighted average price of the Company's ordinary shares traded on the Australian Stock Exchange (ASX) during the five trading days from 23 February 2006 (being the announcement date of the Company's 2005 results to the ASX) and $20.04 (the Grant Price). On 23 February 2006, the closing share price was $20.04.

Accordingly, it is proposed, subject to shareholder approval, that Mr O'Halloran be granted as a long-term incentive under the LTI:

(a) conditional rights to that number of ordinary shares equal to 60% of two thirds of his short-term incentive of $1,815,968 divided by the Grant Price; and

(b) options to subscribe for that number of ordinary shares equal to 40% of two thirds of his short-term incentive divided by the Grant Price multiplied by 4.

Applying an indicative share price of $20.04, the initial value of the maximum number of conditional rights of 36,246 under this formula is $726,387.

On satisfaction of and subject to the conditions attached to the conditional rights, the Company will issue or transfer the relevant number of ordinary shares to Mr O'Halloran at no cost on the third anniversary of the Grant Date. On satisfaction of the conditions attached to the options, the options are exercisable at the Grant Price on the fifth anniversary of the Grant Date or within 12 months of that anniversary.

Consistent with the LTI terms for other participants:

(a) at the time of issue or transfer of the shares under the conditional rights, further shares will be issued or transferred to Mr O'Halloran to reflect any dividends paid on the Company's ordinary shares since the date of grant of the conditional rights as if those shares and any dividends had been subject to the Company's dividend election plan. No moneys are payable by Mr O'Halloran on the issue or transfer of shares under the conditional rights; and

(b) the shares under the conditional rights will be issued or transferred and the options will be exercisable if Mr O'Halloran remains in the Company's service throughout the period of three years (in the case of the conditional rights) and five years (in the case of the options) from the Grant Date and is not under notice or subject to disciplinary proceedings on the date of issue, transfer or exercise. The LTI terms provide an exception to this continuous service condition for leaving service due to redundancy, retirement through ill health or age (after 55 years with a minimum of 10 years' service) or death while not under notice or disciplinary proceedings. If such exception applies, the shares under the conditional rights will be issued or transferred on leaving service and the options will be exercisable within 12 months of leaving service.

There are no other directors of the Company and no other associates of such directors who are presently entitled to participate in the LTI. No other directors of the Company or other associates of such directors have received shares, options or conditional rights under the LTI. Details of any securities issued under the LTI will be published in each annual report of the Company relating to a period in which the securities have been issued and that approval for the issue of securities was obtained under ASX Listing Rule 10.14. Any additional persons who fall within ASX Listing Rule 10.14 who become entitled to participate in the LTI after this resolution is approved and who are not named in this notice of meeting will not participate until approval is obtained under ASX Listing Rule 10.14.

Mr O'Halloran will be able to use a personal recourse loan under the Company's Employee *Share and Option Plan (ESOP) to fund* the payment of the Grant Price of the options granted under the LTI. Since June 2005, non recourse loans are no longer available under ESOP. ESOP loans are interest free and secured by a mortgage over the shares. They are repayable on termination of employment or breach of loan conditions.

Mr O'Halloran's current ESOP loan balance is approximately 22% of the present market value of all QBE shares held as security.

As the shares issued or transferred pursuant to the conditional rights granted under the LTI will be issued or transferred without payment being made by Mr O'Halloran, no loan is necessary for these shares.

The full terms and conditions of the LTI for Mr O'Halloran and the terms and conditions of ESOP loans made to employees (including Mr O'Halloran) are contained in a LTI guide and ESOP explanatory handbook which are available for inspection by shareholders at the Company's shareholder services department in Sydney. A copy of the LTI guide and ESOP handbook will be sent to any shareholder free of charge upon request.

Voting

The Company will disregard any votes cast on Resolution 5 by any director of the Company and his or her associates (except one who is ineligible to participate in any employee incentive scheme in relation to the entity).

However, the Company need not disregard a vote if:

1. it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
2. it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The Board (excluding Mr O'Halloran who has a personal interest) recommends that shareholders vote in favour of this resolution. None of the directors (excluding Mr O'Halloran who has a personal interest) have any interest in the outcome of the proposed resolution except to secure the services of Mr O'Halloran on a continuing basis.

RESOLUTION 6 – Approval of issue or transfer of the Company's shares under the Long Term Incentive Scheme

The Company has since 2001 had in place the Senior Executive Equity Scheme (SEES) (now called *Long Term Incentive Scheme* (LTI)) which provides executives who have achieved performance criteria with conditional rights and options which entitle them to ordinary shares in the Company in the future. In 2004, the LTI was changed to generally increase the retention period for exercising options from 3 to 5 years. The Company again revised the LTI for 2006 to incorporate personal recourse loans, introduce different levels of participation and reduce the option multiplier from 4 to 3. This has enabled the Company to extend its application to around 455 key employees of the Group in Australia and overseas at no extra cost to shareholders.

The LTI closely aligns with the interests and expectations of shareholders. The LTI is an integral part of the Company's at risk remuneration structure.

The objectives of the LTI are:

- to reward the achievement of excellent results by providing the opportunity to key employees to accumulate equity in the Company;
- to attract and retain key people in the Company; and
- to increase shareholder value by motivating key employees.

Australian Stock Exchange (ASX) Listing Rule 7.1 in summary provides that the Company must not issue more than 15% of its capital in any 12 month period. This rule is subject to numerous exceptions in ASX Listing Rule 7.2, including an issue under an employee incentive scheme if within three years before the date of issue, shareholders have approved the issue of securities under the scheme as an exception to ASX Listing Rule 7.1.

Shareholders last approved the issue of equity securities under the Employee Share and Option Plan (ESOP) and the then SEES as an exception to ASX Listing Rule 7.1 at the annual general meeting on 10 April 2003. The Company has with effect from June 2005 introduced a new Share Incentive Plan (SIP) to succeed ESOP as regards future general share offers to employees. ASX Listing Rule 7.1 does not apply to SIP because it does not involve the issue of new shares in the Company but rather the purchase of existing shares on ASX.

ASX Listing Rule 7.1 will apply to the extent that the Company issues equity securities under the LTI unless shareholders approve such issues as an exception to ASX Listing Rule 7.1. The Company is intending to issue new shares to satisfy any obligations to provide conditional rights granted prior to 2006, purchase existing shares on ASX for conditional rights granted in 2006 and future years and to issue new shares on the exercise of options for all grants. Accordingly, shareholder approval is sought in respect of the issue of any equity securities under the LTI, the terms of which are summarised below.

The Board has not decided to issue equity securities other than under the ESOP, the LTI, its dividend reinvestment plans and its hybrid securities (described on page 99 of the 2005 annual report). This resolution if passed will increase the Company's financing flexibility in the next three years.

In summary, the terms of the LTI provide for the following:

(i) The directors may grant conditional rights to shares and options over shares in the Company to eligible key employees that have achieved performance criteria, principally related to return on equity, set by the Board on an annual basis. The achievement of such criteria entitles them to a short term cash incentive bonus as a pre condition to an entitlement under the LTI.

(ii) The entitlement under the LTI for any participant is capped at a maximum of two thirds of his or her cash incentive bonus or a specified percentage of his or her salary for the year in relation to which the entitlement is granted. The entitlement will be split by value in the proportion 60:40 between conditional rights and options with the resulting number allocated to options multiplied by 4 for 2005 and prior grant years and 3 for the 2006 and subsequent grant years.

(iii) The share price on which the conditional rights are calculated and the price payable for the shares on exercise of the options is the weighted average market price of all of the Company's shares traded on the Australian Stock Exchange during the five trading days up to the date of grant of the rights or options.

(iv) At the time of the issue or transfer of shares to the participant on satisfaction of the conditions attached to the conditional rights, further shares may be issued or transferred to that participant to reflect dividends paid on ordinary shares of the Company in the period commencing from the date of the grant of the conditional rights. There are no monies payable by participants on the issue or transfer of any shares resulting from satisfaction of the conditions attached to the conditional rights.

(v) Subject to certain limited exceptions, participants who hold conditional rights granted under the LTI will not receive the underlying shares until the third anniversary of the grant of the conditional rights and participants who hold options granted under the LTI will not be entitled to exercise the options until the fifth anniversary of the grant of the options. For participants from the Group Investment Division, options granted under the LTI are exercisable after the third anniversary of the grant of the options. The shares will only be transferred or issued and options exercisable if the participant has remained in the Company's service throughout this three or five year period (as the case may be) and is not subject to either notice or disciplinary proceedings on the transfer or issue date of the shares.

An exception to these continuous service requirements has been in place since 2001 for leaving service due to redundancy, retirement through ill health or age (after 55 years of age with a minimum of 10 years' service) or death of the participant while not under notice or disciplinary procedure (Equitable Circumstances). If a participant leaves the service of the Company or a related body corporate in Equitable Circumstances in relation to previous years, the shares underlying the conditional rights will be issued or transferred to the participant on leaving service and the options are exercisable by the participant within 12 months after leaving service. In addition, for the current year, the participant receives a proportion, usually pro-rata on a time basis, of the LTI entitlement which otherwise would be awarded.

(vi) The Company may lend participants the money to exercise the options in return for the participants giving the Company a mortgage over the issued shares. Loans are interest free, are only offered on a personal recourse basis since June 2005 and are repayable on certain terms and conditions (such as termination of employment or breach of conditions).

(vii) Should an unconditional takeover offer for the Company be made, holders of conditional rights or options granted under the LTI may require their conversion during a period declared by the directors for that purpose.

There are some differences, not of a material nature, between the terms and conditions of the LTI applicable to the Australian and overseas participants to reflect differences in the markets and environments in which they operate. As well, the terms of the LTI have to some extent varied from year to year although the LTI has in substance remained the same.

The full terms and conditions of the LTI are contained in guides available for inspection by shareholders at the Company's shareholder services department in Sydney. A copy of the guides will be sent to any shareholder free of charge upon request.

Under section 200B of the Corporations Act, a company can only give a person a benefit in connection with their retirement from a board or managerial office in the Company or a related body corporate (Group) if it is approved by shareholders or an exemption applies such as a payment for past services which is below the payment limits in the Act. The Act defines retirement widely to include loss of office, resignation and death. Section 200B applies to a large number of executive directors given the many corporate entities comprising the Group. The exception to the continuous service requirements described in paragraph (v) above may in future result in a benefit to a LTI participant which, when added to other benefits received on termination, may exceed the payment limits in the Act. The value of the benefit under any exception cannot be ascertained at the present time. The benefit, in the case of the shares issued or transferred under the conditional rights, will be the market value of the shares issued or transferred to the participant on leaving service, and, in the case of the shares issued on exercise of the options, will be any increase in the market value of the Company's ordinary shares as at the date of exercise of the options above the price payable for the shares on exercise of the options.

The Board considers it good corporate governance and prudent for the Company to seek shareholder approval for any benefit which a LTI participant may receive under the LTI in respect of such shares and options in the event of Equitable Circumstances (as described in paragraph (v) above).

As at 6 February 2006, about 181 senior executives held conditional rights over 3,376,537 unissued shares and options over 8,349,105 unissued shares in the Company which were granted under the terms of the LTI.

Since the date of the last shareholder approval at the 2003 Annual General Meeting for issues of equity securities under the LTI as an exception to ASX Listing Rule 7.1, 2,848,623 shares have been issued and options over 7,297,568 unissued shares have been granted under the LTI.

Voting

The Company will disregard any votes cast on Resolution 6 by any director of the Company and his or her associates (except one who is ineligible to participate in any employee incentive scheme in relation to the entity).

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as they proxy decides.

The Board (excluding Mr O'Halloran who has a personal interest) recommends that shareholders vote in favour of this resolution. None of the directors (excluding Mr O'Halloran who has a personal interest) have any interest in the outcome of the proposed resolution except to secure the services of key employees on a continuing basis.

RESOLUTION 7 – Renewal of the Company's proportional takeover approval provisions

A proportional takeover bid is one under which an offer is made for only a proportion of each holder's holding of securities. The existing constitution includes provisions which prohibit the registration of a transfer of shares under a proportional takeover bid unless and until a resolution to approve the bid is passed by the relevant security holders. The proportional takeover approval provisions were first inserted into the Company's existing constitution at the 1991 Annual General Meeting. The existing proportional takeover approval provisions will cease to have effect on 9 April 2006 unless renewed by special resolution of shareholders.

Effect of provisions proposed to be renewed

If the proportional takeover provisions are renewed and a proportional takeover bid is made, the directors will be required to seek approval of the bid proceeding either through a meeting of the persons entitled to vote on the resolution or by means of a postal ballot. The resolution shall be taken to have been passed only if the proportion that the number of votes in favour of the resolution

bears to the total number of votes on the resolution is greater than one-half. The bidder, and any associate of the bidder, will be excluded from voting. The directors must ensure that a resolution to approve the bid is voted on before the 14th day before the last day of the bid period (approving resolution deadline) and, if no resolution to approve the bid has been voted on as at the end of the day before the approving resolution deadline, a resolution to approve the bid to proceed is taken to have been passed.

If a resolution to approve the bid is voted on and is rejected, all offers under the bid are taken to be withdrawn and each binding takeover contract for the bid is rescinded.

If the proportional takeover provisions are renewed, they will cease to apply at the end of three years after being renewed unless renewed by special resolution of shareholders.

Reasons for renewing provisions

Directors consider that holders of bid class securities should have the opportunity to vote on any proportional takeover bid for the Company. A proportional takeover bid may enable control of the Company to pass without holders having an opportunity to sell all of their securities to the bidder. Security holders, therefore, may be exposed to the risk of being left as a minority in the Company and of the bidder being able to acquire control of the Company without payment of an adequate premium for all of their securities.

Takeover approval provisions lessen these risks as they allow security holders to decide whether a proportional takeover bid is acceptable and should be allowed to proceed.

No awareness of any proposal to acquire or to increase the extent of a substantial interest in the Company

As at the date of this notice, no director is aware of any proposal by any person to acquire, or increase the extent of, a substantial interest in the Company.

Review of advantages and disadvantages of provisions

There have been no takeover bids for the Company, either proportional or full, while the proportional takeover approval provisions have been in operation. Accordingly, there is no example against which the advantages or disadvantages of the proportional takeover approval provisions may be assessed. However, directors consider that there have been no disadvantages to the Company arising from inclusion of the proportional takeover approval provisions.

Potential advantages and disadvantages of provisions

Directors consider that the takeover approval provisions have no potential advantages or potential disadvantages to them as they will remain free to make whatever recommendations they consider appropriate on any proportional takeover bid that may be made.

The major potential advantage of the provisions for security holders is that they give security holders a say in determining whether a proportional takeover bid should be allowed to proceed and therefore may assist in ensuring that any proportional takeover bid is attractive to a majority of security holders.

Some potential disadvantages are that the inclusion of takeover approval provisions may reduce the likelihood of a proportional takeover bid being successful and may accordingly discourage the making of a proportional takeover bid. This may reduce the opportunities which security holders have to sell some of their securities.

Directors consider that it is in the interest of security holders to have the right to vote on a proportional takeover bid and therefore recommend that shareholders vote in favour of renewing the takeover approval provisions.

RESOLUTION 8 – Amendment to officer indemnity provisions of the Company's constitution

Clause 115 of the Company's constitution, a copy of which will be available at the Annual General Meeting, provides for indemnities in favour of directors, secretaries and executive officers of the Company subject to limitations prescribed in the Corporations Act. The Corporations Act was amended in 2004 by the deletion of the definition of 'executive officer'. The proposed amendment replaces references to 'executive officer' with references to 'officer' (as defined in the Corporations Act), extends the indemnity to directors, secretaries and other officers of subsidiaries of the Company, including overseas subsidiaries and makes some consequential changes. 'Officer' as defined in the Corporations Act includes any person who makes, or participates in making, decisions that affect the whole, or a substantial part of, the business of the Company or who has the capacity to affect significantly the Company's financial standing.

The Board recommends that shareholders vote in favour of this resolution.

QBE Insurance Group Limited
ABN 28 008 485 014
82 Pitt Street
Sydney 2000 Australia
Phone +61 2 9375 4444
www.qbe.com

QBE INSURANCE GROUP LIMITED

ABN 28 008 485 014

QBE

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0309
ASX Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

You can also lodge your vote on-line at www.linkmarketservices.com.au

I/We being a member(s) of QBE Insurance Group Limited and entitled to attend and vote hereby appoint

A the **Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 11:00am on Friday, 7 April 2006 and at any adjournment of that meeting.

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B ☐ If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions and that votes cast by the Chairman of the Meeting for those resolutions other than as proxy holder will be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on the resolutions and your votes will not be counted in calculating the required majority if a poll is called on the resolutions.

C **To direct your proxy how to vote on any resolution, please insert X in the appropriate box below.**

Resolutions	For	Against	Abstain*
2 To re-elect as directors (a) Mr E J Cloney	☐	☐	☐
(b) Ms B J Hutchinson	☐	☐	☐
(c) Ms IYL Lee	☐	☐	☐
3 To elect a director Ms I F Hudson	☐	☐	☐
4 To adopt the Remuneration Report	☐	☐	☐
5 To approve the grant of conditional rights and options under the 2005 LTI to the Chief Executive Officer	☐	☐	☐
6 To approve the issue or transfer of equity securities under the LTI	☐	☐	☐
7 To renew the Company's proportional takeover approval provisions	☐	☐	☐
8 To amend the officer indemnity provisions of the Company's constitution	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution.

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

QBE PRX542

QBE Insurance Group

Instructions for completion of proxy form

INSTRUCTIONS FOR COMPLETION OF PROXY

Your vote is important. If you do not plan to attend the Meeting, you are encouraged to appoint a person to attend and vote on your behalf as your proxy. Do this by completing and returning the proxy form. A proxy need not be a shareholder.

Corporate shareholders, please note: a person intending to vote shares held in the name of a company MUST bring an authority from the company signed by the company in favour of the person attending.

Appointment of a second proxy (optional). If you wish to appoint two proxies, an additional proxy form will be supplied by the share registry on request. If you appoint two proxies, please state the proportion of your voting rights given to the proxy appointed on this form. If no proportion is specified, each proxy will be entitled to exercise half of your voting rights. Please return both proxy forms together.

To complete the proxy form, please follow these steps:

1. **Proxy's name (print in full)**

   Print the full name of the person/body corporate you wish to appoint as your proxy in the box provided. Please do not put your own name here as shareholders cannot appoint themselves.

   If you do not complete the box, the Chairman of the Meeting will be considered to be your proxy.

   You can vote your shares by proxy even if you plan to attend the Meeting.

2. **Directions to proxy (optional)**

   You may, if you choose, direct your proxy how to vote on particular items. Do this by marking the For, Against or Abstain box.

   If a mark is placed in a box, your total shareholding will be voted in that way unless you appoint a second proxy (see above).

   A direction to abstain will be treated as a direction that your proxy not vote on a particular item and your shareholding will not be counted in determining whether the required majority is reached on a poll.

3. **Signature**

   The proxy form must be signed by the shareholder.

   - for joint shareholdings, either holder may sign.
   - if signed by an attorney, please send a certified copy of the power of attorney to the Company's share registry, Link Market Services Limited for noting, unless already noted. If signed under a power of attorney, the attorney hereby states that no notice of revocation of the power has been received.

4. **Send** the completed form (and relevant authorities) to Link Market Services Limited so that it is received no later than 11.00am Sydney time on Wednesday, 5 April 2006.

   To do this, you may:

   - use the enclosed reply paid envelope; or
   - fax to +61 2 9287 0309; or
   - mail to Locked Bag A14, Sydney South NSW 1235 Australia; or
   - deliver in person to Level 12, 680 George Street, Sydney Australia; or
   - lodge online at Link's website (www.linkmarketservices.com.au) in accordance with the instructions given there (you will be taken to have signed your proxy form if you lodge it in accordance with the instructions given on the website). You will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN), which can be found on the reverse of this form in the top right hand corner.

   If you require further information on how to complete the proxy form, telephone Link Market Services Limited on +61 2 8280 7158.

QBE

QBE INSURANCE GROUP LIMITED

ABN 28 008 485 014

82 PITT STREET
SYDNEY NSW 2000 AUSTRALIA
PHONE +61 2 9375 4444
www.qbe.com

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

8 March 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: CEO presentation to the Citigroup conference in London - 9 March 2006

Please find attached for the market's information, a copy of our Chief Executive Officer's presentation to be delivered to the Citigroup conference in London Thursday, 9 March 2006.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

Attachment

QBE INSURANCE GROUP

citigroup

3rd Annual Investment Conference

London – March 2006

Presented by Frank O'Halloran, CEO

Company overview

- QBE is an Australian-based general insurance and reinsurance group and one of the world's 25 largest insurers and reinsurers measured by net written premium
  - Established in 1886
  - Listed on ASX as QBE in 1973 following merger of three related companies
  - Operates in 41 countries
- QBE specialises mainly in writing commercial lines in general insurance (84%) and inward treaty reinsurance (16%)
- Geographic spread – Australia 26%, Europe 52%, America's 16%, Asia Pacific 6%
- S&P A+ (Stable) insurer financial strength and counterparty credit rating for main insurance subsidiaries

History of growth

	Gross written premium A$M	COR %	Insurance profit %	Insurance profit A$M
1996	1,561	99.3	8.4	101
1997	2,054	99.5	7.2	116
1998	2,409	100.3	7.7	147
1999	2,677	103.9	2.5	56
2000	4,406	102.5	5.4	186
2001	6,793	109.6	(2.6)	(119)
2002	7,723	97.7	7.2	408
2003	8,350	93.8	10.4	627
2004	8,766	91.2	13.7	928
2005	9,406*	89.1	17.4	1,288
2006 target	10,300		16.0 to 17.0	

* $7 billion overseas

An investment in QBE has outperformed the Australian All Ordinaries Index and inflation with a growth rate of 27.7% in 2005, and a compound average annual growth rate 14.9% over five years, 17.4% over 10 years and 19.5% over 20 years

Recap full year results to 31 December 2005

- Record net profit after tax of $1,091 million up 27% - pre tax profit up 37%
- Lowest COR in QBE history – 89.1% (2004: 91.2%)
- Record insurance profit margin – 17.4% (2004:13.7%)
- Results achieved despite worst year on record for catastrophe losses for the insurance industry
- Gross written and net earned premium up 7% and 9% respectively (despite higher A$)
- Net investment income increased 38% to $718 million - locked in substantial equity gains in August/September
- EPS (diluted) up 20% to 130.8 cents per share
- Total 2005 dividends – 71 cents per share 50% franked (2004: 54 cents per share)
- Prudential margins in outstanding claims at top end of our internal range at 94% probability of adequacy
- Risk profile further reduced with the maximum event retention from our largest realistic disaster scenario at 4.0% of net earned premium (2004: 4.3%)
- Increase in general provision for reinsurance recoveries of $76 million following lower ratings for some reinsurers
- Acquisitions in 2005 to add annualised gross premium income of $700 million
- All 41 countries in excellent shape and looking for growth opportunities
- Cash flow from operations again strong at $1,987 million, although lower than last year (2004: $2,110 million) mainly due to settlement of catastrophe claims

Worldwide operations

	HALF YEAR		FULL YEAR	
	Jun 2005	Dec 2005	Dec 2005	Dec 2004
Gross written premium $M	5,123	4,285	9,408	8,766
Gross earned premium $M	4,331	4,840	9,171	8,571
Net earned premium $M	3,506	3,880	7,386	6,781
Claims ratio %	61.0	58.9	59.9	61.3
Commission ratio %	17.0	16.8	16.9	17.5
Expense ratio %	12.3	12.3	12.3	12.4
Combined operating ratio %	90.3	88.0	89.1	91.2
Underwriting profit $M	339	469	808	597
Investment income – policyholders' funds $M	246	234	480	331
Insurance profit $M	585	703	1,288	928
Insurance profit % to NEP	16.7	18.1	17.4	13.7
Investment income - shareholders' funds $M	123	115	238	188
Amortisation of intangibles/impairment of goodwill and intangibles $M	(1)	(2)	(3)	(1)
Net profit before tax $M	707	816	1,523	1,115

Worldwide operations
year ended 31 December 2005

	GWP	Growth	COR		Net profit after tax	
	2005 $M	2005 %	2005 %	2004 %	2005 $M	2004 $M
Australia	2,431	16	83.6	89.7	380	254
Pacific Asia Central Europe	691	3	82.3	86.4	103	62
QBE Insurance (Europe)	2,558	11	90.0	95.6	314	163
Lloyd's division	2,236	(3)	94.6	91.6	213	239
the Americas	1,492	8	92.9	93.5	62	44
Equator Re	353	27	89.5	68.6	39	75
Elimination – internal reinsurance	(353)	-	-	-	-	-
Group	9,408	7	89.1	91.2	1,091	867
General insurance	7,291	9	86.6	89.4	981	719
Inward reinsurance*	2,117	3	101.9	97.1	110	138
Group	9,408	7	89.1	91.2	1,091	867

* *Inward reinsurance reduced as a proportion of GWP 22.5% compared with 23.4% in 2004. Excluding facultative reinsurance inward reinsurance business is 16.2% (2004: 18.2%) of GWP*

Managing exposure to catastrophes


2005 Atlantic Storm Tracks

Market loss*	US$ BN
2004 - includes US hurricanes and Asian tsunami	49
2005 - includes US hurricanes, storms and European floods	83

QBE total catastrophe losses	2005 US$ BN	2004 US$ BN
Gross (pre tax)	1.6	0.6
Net (pre tax)	0.4	0.2

2005 was one of the most expensive in history for catastrophe claims. Our conservative approach to risk management has again worked for QBE with net retentions from catastrophe losses within the allowance in our business plans

* source: Swiss Re, Sigma

Worldwide portfolio mix

Gross earned premium – year ended 31 December 2005


Professional indemnity 8.1% (9.5%)
Marine and aviation 8.3% (8.6%)
Workers' compensation 8.9% (9.6%)
Property 28.7% (29.9%)
Financial and credit 2.6% (2.4%)
Liability 21.9% (21.9%)
Accident and health 6.2% (6.1%)
Other 2.7% (1.9%)
Motor and motor casualty 13.7% (12.3%)

Short tail 52% (53%); Long tail 48% (47%)

Note: 2004 comparatives in parentheses

Acquisitions by division 2002-2005

- Acquisition strategy
  - bolt-ons
  - renewal books
  - EPS accretive year 1
  - introduce QBE culture asap
- Experienced acquisition teams in each division
- In four years to 2005 acquisitions have added over $2.8 billion of gross premium income

Potential gross annual premium - $M	APACE	Americas	European operations
AAUP aviation portfolio	35		
Reliance Brazil		25	
CGU trade credit portfolio	17		
ING Indonesia	7		
MBF Malaysia JV	40		
Gerling (inc. Aust renewal rights)	125		
Ensign			320
Combined Brazil Seguros		6	
ING Australian JV	660		
Tolson Messenger			12
Zurich Singapore	32		
Australian u/w agencies – securing distribution	375		
Nordicum, Estonia			7
Argentina w/comp renewal rights		9	
Central de Seguros Colombia		85	
Greenhill underwriting agency			90
Syndicate 386, 28.1% to 68.4%			460
National Farmers Union		240	
MiniBus Plus			100
British Marine			150

Balance sheet

	31 Dec 2005 $M	31 Dec 2004 $M
ASSETS		
Investments and cash	17,597	14,975
Receivables	3,689	3,224
Recoveries on outstanding claims	4,213	3,143
Deferred insurance costs	1,448	1,358
Intangibles	1,382	1,039
ABC investments pledged for funds at Lloyd's	1,032	998
Fixed and other assets	306	299
TOTAL ASSETS	29,666	25,036
LIABILITIES		
Outstanding claims	15,083	12,605
Unearned premium	4,287	3,948
Non interest bearing liabilities	2,130	1,805
ABC securities for funds at Lloyd's	1,016	968
Other creditors and provisions	1,991	1,618
TOTAL LIABILITIES	24,506	20,944
NET ASSETS	5,159	4,092
EQUITY		
Equity attributable to shareholders	5,093	4,032
Minority interest	66	60
TOTAL EQUITY	5,159	4,092

Net invested funds

	31 Dec 2005 $M	31 Dec 2005 %	31 Dec 2004 $M	31 Dec 2004 %
Cash	1,061	6.0	1,121	7.5
Short term money	8,292	47.1	5,482	36.6
Fixed interest securities and other	7,537	42.9	6,957	46.5
Equities	674	3.8	1,383	9.2
Investment properties	33	0.2	32	0.2
Total investments and cash	17,597	100.0	14,975	100.0
Borrowings*	(2,130)		(1,805)	
Net invested funds	15,467		13,170	
Investment income	718		519	
Net yield %	5.0		4.4	
Gross investment yield %	5.2		4.8	

* Borrowings to shareholders' funds 41.8% (2004 44.8%)

Total insurance liabilities

	2005 $M	2004 $M	2003 $M
Outstanding claims	10,870	9,462	7,595
Unearned premium net of deferred insurance costs	2,841	2,590	2,153
	13,711	12,052	9,748
Central estimate	11,695	10,373	8,423
Risk margin* - outstanding claims	1,243	1,058	750
- unearned premium	773	621	575
	13,711	12,052	9,748
* Risk margin in excess of 75% probability of adequacy using APRA's risk weighted capital adequacy model for Australian licensed insurers	1,411	1,020	744

Outstanding claims provision

QBE's record of claims development demonstrates our prudent management of claims

		2005	2004	2003	2002	2001
Prior year release - net undiscounted	$M	618	140	44	12	162
Total net outstanding claims (discounted)	$M	10,870	9,462	7,595	7,994	6,789
Risk margin over central estimate	$M	1,243	1,058	750	656	483
Risk margin as percentage of central estimate	%	12.9	12.6	10.8	8.9	7.1
Probability of adequacy of net outstanding claims	%	94	94	91	86	85

Claims development
utilisation of prior year release

	$M
Prior year release - net undiscounted	618
2005 accident year	
Undiscounted risk margin	493
Increase in general provision for doubtful reinsurance recoveries and additional claims settlement costs	140
	633

Claims development
discounted (note 9)

	2005 accident year $M	Claims ratio % to NEP	2005 all years $M	Claims ratio % to NEP
Net earned premium	7,386		7,386	
Net discounted claims incurred				
Central estimate	4,204	56 9	4,232	57.4
Increase in risk margin	445	6 0	185	2.5
Net discounted claims incurred (note 9)	4,649	62.9	4,417	59 9

- Future years may benefit from release of margins and any excess central estimate as the ultimate claims cost becomes more certain

Analysis of claims incurred

	2006 target %	2005 %	2004 %
Claims ratio [1]	61.5	59.9	61.3
Analysis of claims ratio:			
- attrition losses	46.5	45.7	46.4
- large and catastrophe losses [2]	14.1	11.7	10.4
- risk margin upgrade	0.9	2.5	4.5
	61.5	59.9	61.3

(1) Represents claims incurred as a % of net earned premium
(2) Defined as losses with a net cost to QBE in excess of A$2.5 million

Capital adequacy

	31 Dec 2005 $M	31 Dec 2004 $M
Tier 1		
Share capital*	3,263	2,870
Reserves and retained earnings	1,856	1,204
Excess risk margin	1,411	1,020
Tax on excess risk margin	(423)	(306)
Final dividend	(196)	(107)
Deductions, mainly intangibles	(1,382)	(1,039)
	4,529	3,642
Tier 2		
Subordinated debt	668	645
Hybrid securities	222	354
	890	999
Capital base	5,419	4,641
Group minimum capital requirement	2,846	2,555
Capital adequacy multiple	1.9	1.8

* *notified to Australian Stock Exchange*

Comparison of cash yield
versus actual yields

	Average AAA cash yields %	Actual yields achieved by QBE %
2001	4.6	5.5
2002	3.4	2.7
2003	3.1	4.6
2004	3.4	4.4
2005	4.2	5.0

Investment mix at 31 December 2005	Portfolio mix by currency %	Current AAA cash rate %
Australian dollar	30.2	5.5
US dollar	23.3	4.5
Sterling	33.8	4.5
Other	12.7	2.3
Weighted average yield	100.0	4.5

Financial model

		2003	2004 [2]	2005	2006 sensitivity
Net earned premium	$M	6,036	6,781	7,386	8,300
Claims ratio	%	63.3	61.3	59.9	61.5
Commission ratio	%	18.2	17.5	16.9	17.0
Expense ratio	%	12.3	12.4	12.3	12.0
COR	%	93.8	91.2	89.1	90.5
Period premiums held [1]	yrs	1.3	1.4	1.5	1.6
Yield on insurance funds	%	3.2	3.5	4.4	4.7
Insurance profit to NEP	%	10.4	13.7	17.4	17.0
Solvency ratio [1]	%	52.0	51.5	61.8	65.0
Ratio of insurance profit to s/holders' funds [1]	%	20.0	26.6	28.2	26.2
Investment yield on shareholders' funds	%	4.3	4.9	5.0	4.0
Pre-tax profit/shareholders funds	%	24.3	31.5	33.2	30.2
Tax	%	24.6	22.5	27.9	27.0
ROE	%	18.3	24.5	23.9	22.0

1) Average during the period
2) Restated for IFRS

Business strategy and 2006 targets

Subject to no material movement in current exchange rates; large losses and catastrophes not exceeding the allowance in our business plans; and no major fall in equity markets or interest rates, we expect to:

- Achieve an insurance margin of 16% to 17%
- Increase profit after tax and diluted EPS by more than 10%
- Achieve gross written and net earned premium growth of 10% and 12.5% respectively
- 2005 acquisitions will provide a further $600 million gross written premium in 2006
- Achieve overall premium rate increases of around 4%
  - increases at 1 January 2006 renewal met expectations
  - rates still strong for most portfolios and claims frequency expected to remain low
  - Australian premium rates and long tail risks (ex US) likely to be down on average by 5%
- Achieve organic growth slightly in excess of lapsed business, supported by increased customer retention

2006 projected gross written premium

	$ BN
Australia	2.6
Pacific Asia Central Europe (24 countries)	0.7
QBE Insurance (Europe) – £1.1 billion	2.6
Limit – £1.0 billion *	2.3
the Americas – US$1.6 billion	2.1
	10.3*

* *Assumes A$ to US$0.77 and A$ to £0.43*

Business strategy and 2006 targets

- Positive insurance conditions lasting longer than previous cycles and expected to remain strong through 2006, helped by 2005 catastrophes
- Allowances for large losses and catastrophes of around 14% of net earned premium in 2006 business plans exceed amounts incurred in each of the past eight years
- Continue to amend risk profile of insurance business including maximum event retention and to improve reward on significant catastrophe risks
- Reduce reinsurance costs to around 17% of gross earned premium
- Decrease combined commission and expense ratio slightly in 2006, with further reductions in 2007 and 2008 from synergies on restructures and acquisitions

Business strategy and 2006 targets

- Continue low risk strategy for investments - target gross investment yield of slightly in excess of 5%, assuming a 5% capital appreciation on equities
- Increase net invested funds to around $18 billion by 31 December 2006 from strong cash flow and acquisitions
- Target tax expense rate of around 27% of net profit before tax
- Maintain Group capital adequacy multiple at more than 1.5 times minimum capital requirement
- Maintain borrowing and capital adequacy ratios within S&P AA rating category
- Continue to maximise opportunities
  - increase customer retention
  - continue successful acquisition strategy - a number of opportunities in overseas markets currently being investigated
  - not currently in discussions with any major Australian competitor
  - use any excess capital for acquisition initiatives
- Continue to invest in our people

Internet

www.qbe.com


QBE INSURANCE GROUP
Note: $ represented as A$ throughout unless otherwise stated
Comparative numbers for the year ended 31 December 2004 have been restated under Australian equivalents to IFRS

10 March 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Re: CHANGE OF DIRECTOR'S INTEREST NOTICE

Attached for announcement to the market, please find a Change of Director's Interest Notice for Frank O'Halloran. This notice relates to an on-market sale of 20,000 QBE shares on 7 March 2006 - approximately equal to the number of shares which he expects to receive under QBE's Dividend Election Plan in relation to the final dividend on 29 March 2006.

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Francis Michael O'Halloran
Date of last notice	20 September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct/Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Rosemary Anne O'Halloran – relevant interest
Date of change	7 March 2006
No. of securities held prior to change	1,003,499 shares Francis M O'Halloran 20,000 shares Francis M O'Halloran 344,165 unlisted options 129,062 unlisted conditional rights 8,976 unlisted conditional rights (accrued notional dividend shares) 51,192 indirect interest R A O'Halloran
Class	Ordinary Shares
Number acquired	N/A
Number disposed	20,000 ordinary shares

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.65 per share
No. of securities held after change	983,499 shares Francis M O'Halloran 20,000 shares Francis M O'Halloran 344,165 unlisted options 129,062 unlisted conditional rights 8,976 unlisted conditional rights (accrued notional dividend shares) 51,192 indirect interest R A O'Halloran
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade of 20,000 shares approximately equal to the number of shares which he expects to receive under QBE's Dividend Election Plan in relation to the final dividend on 29 March 2006. Mr O'Halloran has reinvested his dividends for a number of years.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

14 March 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Re: CHANGE OF DIRECTOR'S INTEREST NOTICE

Attached for announcement to the market, please find a Change of Director's Interest Notice for John Cloney. Thi s notice relates to an on-market sale of 49,540 QBE shares on 9 March 2006.

Yours faithfully

Duncan Ramsay
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edwin John Cloney
Date of last notice	20 September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct/Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The Cloney Family Super Fund
Date of change	9 March 2006
No. of securities held prior to change	722,917 Shares Edwin John Cloney 12,000 Shares Cloney Family Super Fund
Class	Ordinary shares
Number acquired	N/A
Number disposed	49,540 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$21.4322 average price per share.
No. of securities held after change	673,377 Shares Edwin John Cloney 12,000 Shares Cloney Family Super Fund

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market sale.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,045,188
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Long Term Incentive (LTI) unlisted options (formerly SEES) $ 7.49 Final exercise date 17 March 2006 $ 8.04 Final exercise date 12 March 2007 Employee Share & Option Plan unlisted options $ 7.37 Final exercise date 13 March 2006 $ 8.04 Final exercise date 12 March 2008 $11.08 Final exercise date 02 March 2024

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 7.37 100,000 ✓ A$ 7.49 5,158 ✓ A$ 8.04 1,938,406 ✓ A$11.08 1,500 A$ 0.00 124
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of Conditional Rights: bonus shares at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03.03.06 13.03.06 ✓ 14.03.06 ✓

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	796,352,565 ✓	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **16,146,943** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 16 March 2006

Print name: Duncan Ramsay

== == == == ==

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 16 March 2006.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
24,750	Options	01 April 2006
2,264	Options	01 April 2006
317,500	Options	24 May 2006
155,000	Options	31 May 2006
115,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
198,117	Options	12 March 2007
110,884	Options	9 April 2007
155,915	Options	2 March 2007
43,770	Options	12 March 2008
10,000	Options	2 November 2006
68,500	Options	2 March 2024
2,598,801	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,458,109	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
124,375	Options	2 March 2010
80,000	Options	29 December 2009
47,900	Conditional Rights	9 April 2006
1,106,441	Conditional Rights	2 March 2007
45,651	Conditional Rights	1 April 2007
1,145,212	Conditional Rights	2 March 2008
45,361	Conditional Rights	7 April 2008
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
641,390#	Options	31 July 2006
630,970#	Options	31 July 2006
200,093#	Options	31 July 2006
563,998#	Options	31 July 2006
363,549#	Options	31 July 2006
350,000#	Options	31 July 2006
16,146,943		

*Options issued to a third party subject to a number of performance hurdles.
#Options issued to third parties.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	47,803
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Long Term Incentive (LTI) unlisted options (formerly SEES) $ 8.04 Final exercise date 12 March 2007 Employee Share & Option Plan unlisted options $11.08 Final exercise date 02 March 2024

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 8.04 41,181 A$11.08 6,000 A$ 0.00 622
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of bonus shares (notional dividend) at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20.03.06 23.03.06 21.03.06 27.03.06 22.03.06

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
796,400,368	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **16,143,323** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged.

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: D Ramsay (Company secretary) Date: 29 March 2006

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 29 March 2006.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
24,750	Options	01 April 2006
2,264	Options	01 April 2006
317,500	Options	24 May 2006
155,000	Options	31 May 2006
115,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
156,936	Options	12 March 2007
110,884	Options	9 April 2007
155,915	Options	2 March 2007
43,770	Options	12 March 2008
10,000	Options	2 November 2006
62,500	Options	2 March 2024
2,598,801	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,458,109	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
124,375	Options	2 March 2010
80,000	Options	29 December 2009
47,900	Conditional Rights	9 April 2006
1,127,011	Conditional Rights	2 March 2007
46,500	Conditional Rights	1 April 2007
1,166,511	Conditional Rights	2 March 2008
46,204	Conditional Rights	7 April 2008
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
641,390#	Options	31 July 2006
630,970#	Options	31 July 2006
200,093#	Options	31 July 2006
563,998#	Options	31 July 2006
363,549#	Options	31 July 2006
350,000#	Options	31 July 2006
16,143,323		

*Options issued to a third party subject to a number of performance hurdles.
#Options issued to third parties.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Francis Michael O'Halloran
Date of last notice	13 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct/Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Rosemary Anne O'Halloran – relevant interest
Date of change	29 March 2006
No. of securities held prior to change	983,499 shares Francis M O'Halloran 20,000 shares Francis M O'Halloran 344,165 unlisted options 129,062 unlisted conditional rights 8,976 unlisted conditional rights (accrued notional dividend shares) 51,192 indirect interest R A O'Halloran
Class	Ordinary Shares
Number acquired	18,656 ordinary shares 2,566 unlisted conditional rights (notional dividend shares)
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	1,002,155 shares Francis M O'Halloran 20,000 shares Francis M O'Halloran 344,165 unlisted options 129;062 unlisted conditional rights 11,542 unlisted conditional rights (accrued notional dividend shares) 51,192 indirect interest R A O'Halloran
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under bonus share plan (Dividend Election Plan).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Irene Yun Lien Lee
Date of last notice	20 September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 March 2006
No. of securities held prior to change	8,542 shares Irene Lee 5,414 shares Irene Lee Super Fund
Class	Ordinary shares
Number acquired	159 ordinary shares Irene Lee 101 ordinary shares Irene Lee Super Fund
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	8,701 shares Irene Lee 5,515 shares Irene Lee Super Fund

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QBE INSURANCE GROUP LIMITED**
QBE	**28 008 485 014**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas F Greiner
Date of last notice	22 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gabane Pty Ltd: trustee for the Hugo Frank Capital Trust – Director of Gabane Pty Ltd Gabane Pty Limited: Superannuation Fund – Director of Gabane Pty Limited
Date of change	29 March 2006
No. of securities held prior to change	22,530 ordinary shares Gabane Pty Limited 22,975 ordinary shares Gabane Pty Limited 10,000 endowment warrants Gabane Pty Ltd
Class	Ordinary shares
Number acquired	419 shares – Gabane Pty Limited 427 shares – Gabane Pty Limited
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	

+ See chapter 19 for defined terms.

No. of securities held after change	22,949 ordinary shares Gabane Pty Ltd 23,402 ordinary shares Gabane Pty Limited 10,000 endowment warrants Gabane Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under bonus share plan (Dividend Election Plan).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QBE INSURANCE GROUP LIMITED**
ABN	**28 008 485 014**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leonard Francis Bleasel
Date of last notice	20 September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct/Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Sambop Pty Ltd ATF Bleasel Super Fund – Pension – Director Mrs Valerie Anne Bleasel – relevant interest
Date of change	29 March 2006
No. of securities held prior to change	24,000 Shares Leonard Francis Bleasel 3,264 Shares Sambop Pty Ltd 16,139 Shares Mrs Valerie A Bleasel
Class	Ordinary Shares
Number acquired	300 Shares Mrs Valerie A Bleasel
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	24,000 Shares Leonard Francis Bleasel 3,264 Shares Sambop Pty Ltd 16,439 Shares Mrs Valerie A Bleasel

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

QBE
Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

7 April 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

re: ANNUAL GENERAL MEETING OF SHAREHOLDERS - 7 APRIL 2006

Pursuant to ASX Listing Rule 3.13.3, please find attached:

1. Chairman's address;
2. Chief Executive Officer's address; and
3. accompanying slides.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE INSURANCE GROUP
2006 Annual General Meeting

7 April 2006

Mr John Cloney
Chairman

QBE INSURANCE

Results of proxy voting

A total of 3,090 valid proxy forms were received. The respective shareholdings have been accumulated and summarised by Link Market Services Limited as set out below:

Resolution	For	Against	Open	Abstain
2a	505,794,332	7,504,553	7,378,006	2,231,336
2b	514,657,002	298,525	7,498,689	1,155,562
2c	514,636,918	438,144	7,398,081	1,156,761
3	514,491,950	457,977	7,456,198	1,222,728
4	463,367,050	51,349,526	7,454,285	1,459,243
5	355,272,890	158,995,361	5,585,564	1,180,762
6	358,512,763	124,646,190	5,699,807	1,405,037
7	511,085,059	3,769,273	7,484,319	1,286,253
8	514,294,538	428,982	7,501,585	1,354,699

Results
year ended 31 December 2005

- Record net profit after tax up 27% to $1,091 million despite worst year of catastrophes on record for insurance industry
- Strong investment income from Australian and European equity investments and generally higher yields on fixed interest securities
- Earnings per share, fully diluted for all hybrid securities up 20% to 130.8 cents

QBE INSURANCE

Dividend

- Final dividend of 38 cents per share up 27% on the final dividend of 30 cents per share for 2004
- Final dividend 50% franked, a benefit for Australian shareholders
- Total dividend payout for 2005 was $556 million, up 42% on last year
- 47% of total 2005 payout reinvested

Historical share price performance

An investment in QBE has outperformed the Australian All Ordinaries Index and inflation with a growth rate of 28% in 2005, and a compound average annual growth rate 15% over five years, 17% over 10 years and just under 20% over 20 years


0.00
5.00
10.00
15.00
20.00
25.00
30.00
Dec-85
Dec-87
Dec-03
Dec-05

Shareholders' funds

- Shareholders' funds up 26% to $5.1 billion in the year
- Transition to Australian equivalents to International Financial Reporting Standards (AIFRS) resulted in a net $388 million reduction in opening shareholders' equity
- No expected ongoing material financial impact from compliance with AIFRS

Impact of stronger Australian dollar

	2005 Actual $M	2005 at 2004 exchange rates $M	Exchange rate impact %
Gross earned premium	9,171	9,362	(2)
Net earned premium	7,386	7,534	(2)
Net investment income	716	732	(2)
Net profit after income tax	1,091	1,121	(3)
Total investments and cash	17,597	17,755	(1)
Total assets	29,665	30,077	(1)
Gross outstanding claims	15,063	15,325	(2)
Total liabilities	24,506	25,167	(3)

- Around 75% of QBE's premium income and net assets in other currencies
- Substantial foreign currency hedges in place to protect shareholders funds
- No exposure to speculative foreign exchange contracts

Net invested funds

	31 Dec 2005		31 Dec 2004	
	$M	%	$M	%
Cash	1,061	6	1,121	8
Short term money	8,292	47	5,482	37
Fixed interest securities and other	7,537	43	6,957	46
Equities	674	4	1,383	9
Investment properties	33	-	32	-
Total investments and cash	**17,597**	**100.0**	14,975	100.0
Borrowings	(2,130)		(1,805)	
Net invested funds*	**15,467**		13,170	

- Management's strategy of low risk investment portfolio endorsed by board
- Equity investments down to 4% of total investments by year end
- Currently equities represent approximately 5% of total investment portfolio

* excludes ABC investments pledged for funds at Lloyd's

QBE INSURANCE

Borrowings

- *Borrowings increased to assist* acquisitions in 2005, expected to provide over $700 million of annualised gross written premium
- Borrowings increased by $325 million to $2.1 billion, principally from short term loan offset by conversion of hybrid securities
- Borrowings* to shareholders' equity are 41.8% (2004: 44.8%)

* excludes ABC investments pledged for funds at Lloyd's

QBE INSURANCE

Capital adequacy

- QBE Group capital adequacy multiple remains strong at an estimated 1.9 times the minimum capital requirement using APRA's risk weighted capital adequacy model for Australian licensed insurers
- Main rating agencies confirmed A+ or equivalent financial strength rating
- Current capital together with expected profits expected to be sufficient to finance anticipated growth in medium term

QBE INSURANCE

Corporate governance

- The annual report includes a number of statements on QBE's robust corporate governance structure and risk management framework
- Increased regulatory focus has resulted in substantial increase in compliance costs and disproportionate use of management time
- Compliance costs now approximately $100 million per annum compared with around $50 million in 2003
- In addition, we pay levies and make guarantee fund payments to regulators and governments in excess of $80 million per annum

QBE INSURANCE

Employees

- QBE values
  - increasing the long term wealth of shareholders
  - customer satisfaction and retention
  - employee motivation
  - integrity
- Staff incentive schemes aligned to financial targets, principally return on equity, generally commence at around 13% to 15% ROE
- At risk incentives for key employees include cash and deferred amounts linked to share price
- QBE employee share and option plan - 80% of staff worldwide hold QBE shares
- The annual report includes extensive detail on remuneration for specified executives and directors

Results for 1st quarter 2006

- On track for a full year 16% to 17% insurance profit margin
- Premium growth targets of 10% gross written premium and 12.5% net earned premium also on track
- We are confident of meeting our profit targets and growth subject to the usual caveats eg catastrophes and large losses not exceeding allowances in business plan, currency movements, equity markets, interest rates etc

Mr Frank O'Halloran

Chief Executive Officer

Improvements in QBE business since 2001

- Further diversification of our business
- Improved risk management
- Significant increase in wealth for shareholders over each of the past four years
- Conversion of acquisitions producing slightly in excess of $3 billion of annualised premium in past four years
- Surpassed expectations of profitability with record net profit after tax of $1.1 billion in 2005 despite worst year on record for large catastrophes which produced claims of $515 million (2004: $320 million)

Improvements in QBE business since 2001

- *Gross written premium* up from $6.8 billion to $9.4 billion even though A$ appreciated by 40% in the period
- Net earned premium up from $4.6 billion to $7.4 billion
- Combined operating ratio improved from 109.6% to 89.1%
- Insurance profit has grown from a loss of $119 million to a profit of $1.3 billion

Improvements in QBE business since 2001

- Diluted earnings per share increased from a negative 4.9 cents to 130.8 cents
- Dividend per share grown from 30 cents to 71 cents
- Total investments and cash up from $9.2 billion to $17.6 billion
- Market capitalisation grown from $4.5 billion to $18 billion

Results for 2005

- Reduction in the combined operating ratio from 91.2% in 2004 to 89.1%
- Improvement in insurance profitability from 13.7% of net earned premium to 17.4%
- 37 out of 41 countries produced underwriting profits
- Gross written premium up 7% and net earned premium up 9%
- Claims ratio reduced from 61.3% to 59.9%, whilst increasing risk margins in outstanding claims and the retention of business
- Around 75% of business from offshore operations
- We continue to be a market leader for the majority of products we underwrite

Results for 2005

- General insurance produced a combined operating ratio of 85.5% compared with 89.4% for 2004
- Inwards reinsurance deteriorated from a combined operating ratio of 97.1% to 101.9% mainly due to the increased level of large catastrophes
- Inwards treaty reinsurance now represents 16% of our worldwide business
- Property reinsurance, produced average combined operating ratio of around 87% over the five years from 2001
- No increased exposures in our reinsurance operations in 2006 and a number of changes to improve returns

Results for 2005

- Investment division outperformed our internal investment benchmarks exceeding budget by 20%
- Net investment income increased from $519 million to $718 million
- Realised and unrealised gains on equities included in investment income increased from $101 million before tax to $129 million
- Conservative foreign exchange management

Balance sheet strength 2005

- Net outstanding claims of $10.9 billion include risk margins of $1.24 billion
- 94% probability of adequacy at the high end of our internal target range
- Overall positive undiscounted claims development over the past seven years
- Positive release from prior years claims ploughed back into risk and other margins for the 2005 accident year
- Unearned premium liabilities of $4.3 billion includes substantial risk margins

Balance sheet strength 2005

- Ratio of borrowings* to shareholders' funds was 41.8% compared with 44.8% last year and the debt leverage ratio remains within Standard & Poor's "AA" criteria
- Low risk investment portfolio of $17.6 billion
  - 4% in equities
  - 96% in cash and fixed interest securities at average 9 months duration
- Investment portfolio is 99% liquid with around 85% of our cash and fixed interest paper in the equivalent of Moody's "Aa" rated securities
- Strong capital adequacy ratio and balance sheet for future growth through acquisition

* excludes ABC investments pledged for funds at Lloyd's

Major initiatives in 2005

- Approximately $700 million of annualised gross written premium acquired with $100 million being included in 2005
- In particular:
  - Central de Seguros in Colombia, annualised gross written premium of $95 million in 2006
  - National Farmers Union Property and Casualty in the US, annualised gross written premium of $240 million
  - British Marine Holdings, a specialist small tonnage marine underwriter, annualised gross written premium of $180 million
  - Distribution channels in France, Germany, Spain, United Kingdom, Australia and New Zealand including access to approximately $150 million of new annualised gross written premium

Initiatives in 2006 to date

- Purchased a small Nordic general aviation insurer in Denmark
- Hired a number of high profile general aviation underwriters in the United *Kingdom*
- These two initiatives will produce close to $150 million of *gross* written premium in 2007
- Also commenced discussions on a number of potential acquisitions in the USA, Latin America, Europe and Asia

Vince McLenaghan



CEO - Australia Pacific Asia Central Europe (APACE)

Australia Pacific Asia Central Europe (APACE)

	AUSTRALIA		PACE		TOTAL APACE	
	2005	2004	2005	2004	2005	2004
Gross written premium $M	2,431	2,102	691	672	3,122	2,774
Gross earned premium $M	2,405	2,114	688	684	3,093	2,798
Net earned premium $M	2,015	1,763	536	514	2,551	2,277
Claims ratio %	56.1	61.4	40.8	43.6	52.9	57.4
Commission ratio %	12.7	13.8	18.7	18.1	14.0	14.8
Expense ratio %	14.8	14.5	22.8	24.7	16.4	16.8
Combined operating ratio %	83.6	89.7	82.3	86.4	83.3	89.0
Insurance margin %	24.2	16.1	22.2	17.9	23.8	16.5

- Gross written premium up 13% mainly as a result of acquisitions in 2004
- *Gross written premium expected to be $3.3 billion in 2006*

Steven Burns



CEO - European Operations

European operations
year ended 31 December 2005

	QBE INSURANCE (EUROPE)		LIMIT		TOTAL EUROPEAN OPERATIONS	
	2005	2004	2005	2004	2005	2004
Gross written premium $M	2,558	2,301	2,236	2,309	4,794	4,610
Gross earned premium $M	2,370	2,154	2,273	2,265	4,643	4,419
Net earned premium $M	1,954	1,787	1,743	1,720	3,697	3,507
Claims ratio %	62.3	67.3	63.6	59.3	62.9	63.4
Commission ratio%	15.3	15.5	20.3	21.0	17.7	18.2
Expense ratio %	12.4	12.8	10.6	11.3	11.5	12.1
Combined operating ratio%	90.0	95.6	94.5	91.6	92.1	93.7
Insurance margin %	16.8	9.6	12.4	13.9	14.7	11.7

- Gross written premium up 4% in 2005
- Gross written premium expected to be £2.1 billion in 2006 with general insurance representing 70%
- Premium rates expected to increase 5% in 2006

Tim Kenny



President & CEO - the Americas

the Americas
year ended 31 December 2005

	2005	2004
Gross written premium $M	1,492	1,382
Gross earned premium $M	1,436	1,354
Net earned premium $M	843	766
Claims ratio %	60.0	59.3
Commission ratio %	25.5	27.0
Expense ratio %	7.4	7.2
Combined operating ratio %	92.9	93.5
Insurance margin %	10.3	7.0

- Gross written premium up 8% in 2005
- Focus on acquiring regional insurance business with profitable track records
- Gross written premium expected to be US $1.6 billion in 2006 with overall rate increases of 12%

Mark ten Hove



Group General Manager - Investments

Investment division

- Investment portfolio close to $18 billion held in over 100 portfolios in 41 countries and numerous currencies around the world
- Investment performance exceeded internal benchmarks and actual investment income exceeded budget by 20%
- Low risk strategy will continue in 2006
- Subject to exchange rates, investment portfolio expected to be slightly in excess of $20 billion by end of 2006

QBE INSURANCE

Operating targets for 2006

(subject to usual caveats for large losses and catastrophes and investment markets)

- Gross premium up by 10% to $10.3 billion, and net earned premium by 12.5% to $8.3 billion
- Premium income targets 2 – 3% higher if A$ remains at current levels
- QBE has converted over 90 acquisitions in the past 20 years
- Target insurance profit margin for 2006 is 16% to 17% of net earned premium including allowance for large losses and catastrophes* of 14.1% of net earned premium
- Actual large losses and catastrophes* were 10.4% for 2004 and 11.7% for 2005

* defined as net claims in excess of $2.5 million

QBE INSURANCE

Operating targets for 2006

(subject to usual caveats for large losses and catastrophes and investment markets)

- 2006 reinsurance protections are such that largest realistic disaster scenario would be around 4% of net earned premium
- Realistic disaster scenarios include insured market losses from:
  - Florida windstorm of US $70 billion
  - San Francisco earthquake of US $63 billion
- Targeting increase of more than 10% in operating profit after tax and diluted earnings per share

QBE INSURANCE

2006 results

1st quarter

- Premium growth and key ratios on track
- Cyclone Larry losses not material - less than Hurricane Erwin in first quarter 2004

QBE INSURANCE

Outlook for 2006

- Strong balance sheet and capital adequacy to support growth and convert acquisitions
- Excess capital intended to be used for acquisitions
- Not currently in discussions with any major competitors in Australia



Total employees - 7,800

Australia – 3,269
Pacific Asia Central Europe – 2,033
European Operations - 1,651
The Americas - 729
Investments - 41

QBE Group Executive



QBE people

- Gayle Tollifson, Chief Risk Officer will retire in July 2006 after 12 years of service
- Raymond Jones, previously CEO of Australian operations for 11 years, now Group General Manager, Business Development, will retire on 31 October 2006

Thankyou QBE directors, shareholders and staff for your continued loyalty, support and hard work

Item 1: Resolution to receive and consider the financial statements

Item 2: Re-election of John Cloney, Belinda Hutchison and Irene Lee as directors

- Currently chairman of QBE Group
- Member of investment and remuneration committees and chairman of the funding and chairman's committees
- Joined QBE in 1981 as managing director and retired in 1998 to become non-executive director
- Current directorships include, Boral Ltd, Maple-Brown Abbott Ltd and Patrick Corporation
- Fellow of the Australian and New Zealand Institute of Insurance and Finance, Australian Institute of Management and Australian Institute of Company Directors
- Extensive insurance experience

John Cloney

Chairman of QBE Group



- Non-executive director of QBE Group since September 1997
- Member of audit and funding committees and chairman of investment committee
- Current directorships include Coles Myer Ltd, St Vincent's & Mater Health Sydney Ltd and Telstra Corporation Ltd
- Bachelor of Economics, fellow of the Institute of Chartered Accountants and member of the Australian Institute of Company Directors
- Over 25 years experience in banking and financial services

Belinda Hutchinson

Non-executive director of QBE Group



- Non-executive director of QBE Group since May 2002
- Member of funding and investment committees and chairman of audit committee
- Current directorships include Mariner Financial Ltd, Record Investments Ltd, Ten Network Holdings Ltd and ING Bank (Australia) Ltd
- Bachelor of Arts and admitted as barrister-at-law
- Over 20 years experience in banking and financial services

Irene Lee

Non-executive director of QBE Group



Item 3: Election of Isabel Hudson as director

- Non-executive director of QBE Group since November 2005
- Member of audit and remuneration committees
- Former executive director, Prudential UK
- Master of Arts and fellow of the Chartered Insurance Institute
- 25 years of finance and insurance experience, including roles with GE, Royal Insurance & Lloyd's

Isabel Hudson

Non-executive director of QBE Group



Item 4: adopting the remuneration report

QBE INSURANCE

Item 5: approval of conditional rights and options under the 2005 Long Term Incentive Scheme to the Chief Executive Officer

QBE INSURANCE

CEO's incentives

- CEO's 2005 incentives are based on the achievement of a 26% ROE using QBE's seven year spread basis of accounting. This exceeded the maximum hurdle rate of 20% ROE

	$	No of shares or options
Short term incentive:		
Profit share incentive - cash component	1,815,968	
Long term incentive – SEES [1]:		
Conditional rights to shares at no cost to employee [2]	726,424	35,539 [3]
Options at market value [2]	-	94,771 [4]

(1) The SEES conditional rights (deferred for 3 years) and options (deferred for 5 years) are a reward for past performance
(2) In accordance with AIFRS for share based payments, the value of conditional rights and options is calculated at $697,036 for 2005
(3) Conditional rights to shares at $20.44 per share (subject to shareholder approval)
(4) Options to subscribe for QBE shares at $20.44 per share (subject to shareholder approval)

QBE INSURANCE

Item 6: General approval for any issue of transfer of shares under the Long Term Incentive Scheme

QBE INSURANCE

Item 7: Renewal of takeover approval provisions

QBE INSURANCE GROUP

Item 8: Amendment of the officer indemnity provisions of QBE's constitution

QBE INSURANCE GROUP

QBE INSURANCE GROUP
www.qbe

All amounts in Australian dollars unless otherwise stated

Comparative numbers for the year ended 31 December 2004 have been restated under Australian equivalents to International Financial Reporting Standards (AIFRS).

CHAIRMANS ADDRESS

Ladies and Gentlemen:

I am sure you agree that our 2005 result announced to the Australian Stock Exchange on 23rd February 2006 was outstanding in underwriting, investment and financial terms.

Net profit after tax was up 27% to a record $1,091 million, despite the worst year of catastrophes on record for the insurance industry. It reflects the benefit of our strategy of geographic and product diversification and sound risk management. The strong investment income during the year benefited from higher Australian and European equity investments, generally higher investment yields on cash and fixed interest securities and significant operating cash flow. Earnings per share, fully diluted for hybrid securities, was up 20% to 130.8 cents.

In recognition of the substantial increase in profit and as a sign of our confidence in future earnings, the directors paid a final dividend of 38 cents per share, up 27% on the final dividend of 30 cents per share for 2004. The final dividend was franked at the rate of 50%, a benefit for Australian shareholders. Our forecasts indicate that the franking rate for dividends in the immediate future is likely to remain around 50% due to increased income tax payments on higher profits earned in Australia. The total dividend payout for the 2005 year was $556 million, up 42% on last year and representing a 51% payout ratio. Approximately 47% of the total 2005 dividend was reinvested under the dividend reinvestment plans. These plans continue to be supported by shareholders and provide QBE additional capital to assist future growth and financial flexibility.

QBE's share performance has benefited from the increase in profit and earnings per share, with an investment in QBE shares outperforming the Australian all ordinaries accumulation index and inflation ... with a compound average annual growth rate of 28% in 2005, 15% over five years, 17% over ten years and just under 20% over twenty years.

Shareholders' funds grew strongly in the year by 26% to $5.1 billion from the increased profits, dividend reinvestment and also the conversion of hybrid securities. The readers of our financial statements should note that shareholders funds at 31 December 2004 have been restated following the introduction of Australian equivalents to International Financial Reporting Standards. The financial impact of complying with the new standards was to reduce shareholders funds at the beginning of 2005 by $388 million. Full detail of the changes is included in our Annual Report on page 17. We do not expect any ongoing material financial impact from compliance with international financial reporting standards, although there may be some volatility in the income statement and balance sheet due to fair value movements.

With around 75% of QBE's premium income and net assets in other currencies, movements in foreign currency markets can create volatility in our financial statements. QBE has a policy of matching currency liabilities with assets of the same currency and, where practicable, managing overseas shareholders' funds back into Australian dollars. To minimise the impact of currency movements on the balance sheet and the result, we have in place substantial foreign currency hedging arrangements. QBE holds these foreign exchange contracts solely for the purpose of offsetting our exposure to foreign currencies with no exposure to speculative foreign exchange contracts.

We continue to maintain a low risk strategy for the investment portfolio. The weighting of equity investments was down from 34% of shareholders' funds to 13% by the end of the year or 4% of the total investment portfolio. Currently, equity investments represent approximately 5% of the total portfolio. Our fixed interest investments continue to be short in duration to reduce the effect of the potential market volatility from rising interest rates. Our general policy on investments is to restrict the risk to shareholders by investing in high quality fixed interest securities and a modest exposure to equity investments. This is because of the risk we have already assumed in our insurance business.

In order to strengthen QBE's position in the key insurance markets, we completed a number of acquisitions in 2005 which are expected to provide over $700 million of annualised gross written premium. In order to assist funding of these acquisitions, borrowings during the year increased by $325 million to $2.1 billion, principally through short term bank facilities offset by the conversion of some Hybrid securities. The ratio of borrowings to shareholders' equity is 41.8%. Overall, the cost of borrowings has slightly increased in line with current market trends from 4.9% to 5.2% per annum. We will continue to look at ways to improve our debt structures through appropriate instruments that enable us to maximise our regulatory and rating agency capital allowances.

The Group's regulatory capital remains strong at an estimated 1.9 times the minimum capital required using the risk based methodology adopted by APRA for Australian licensed insurers. The main rating agencies have also confirmed our A+ or equivalent financial strength rating. We are confident that the current level of capital together with expected profits will be sufficient to finance our anticipated growth in the medium term.

The 2005 record insurance and financial profit was a significant achievement and the directors are confident that subject to unforseen circumstances, our successful formula for profit and growth in shareholders' wealth, will continue. The Board regularly reviews opportunities for growth by acquisition, which is in line with our strategy that has proved so successful over many years.

As in previous years, the annual report includes a number of statements on the robust corporate governance structure and risk management framework we have in place throughout the Group. There continues to be a great deal of focus on risk management and governance practices particularly for companies operating in the financial sector. This, together with changes to our financial reporting requirements under the Australian equivalents to International Financial Reporting Standards and an increasing regulatory burden, has resulted in a monumental increase in compliance cost with our Board and management spending an ever increasing and disproportionate amount of their time attending to the requests of regulators, corporate governance bodies and rating agencies. Our compliance costs are now approximately $100 million compared to around $50 million in 2003. In addition we pay levies and guarantee fund payments to regulators and governments in excess of $80 million per annum. QBE has demonstrated that it has effective risk management, a clear focus on the key profit drivers and a strong culture of encouraging business acumen.

Our stated values are a focus on increasing the wealth of our shareholders, ensuring customer satisfaction and retention, employee motivation and importantly integrity in all our dealings. These are not self-serving statements rather they are values at the core of QBE's success. The key to maintaining these values is our management and staff throughout the world. We continue to maintain a clear and strong focus on staff development and succession planning and the provision of adequate rewards and incentives to retain our quality people.

The QBE staff incentive schemes are aligned to the creation of shareholder wealth both in the short and long term. The majority of the employee incentive schemes are based on hurdles related to return on equity with modest incentives commencing at around 13% to 15% return on equity. The minimum return on equity for our incentives is generally higher than the returns achieved by the large majority of our international competitors in 2004 and 2005.

Salary structures of our key employees include a large at risk component made up of cash and deferred amounts linked to shares, generally convertible over three to five years. The objective of deferring incentives is to encourage employees who have a record of creating shareholder wealth to remain with QBE and continue to work to deliver even more wealth to QBE shareholders, and therefore themselves through an increase in the QBE share price. A higher share price will mean a greater deferred incentive and a lower share price will mean a reduced incentive. Other than in exceptional circumstances, employees who leave before the three to five years lose their entitlement. The Employee Share and Option Plan and related short and long term incentive plans have been extremely successful in achieving our objectives of motivating employees and aligning the interests of our employees with the creation of shareholder wealth.

These plans involve 80% of staff at all levels throughout the organisation holding QBE's shares. The shares held by employees, which represent less than 2% of

our issued shares, are within the 5% ceiling approved by shareholders. In accordance with increased reporting requirements, the annual report includes extensive detail on remuneration for specified executives and directors including details of at risk pay through incentives. There is considerable evidence to indicate that the increased level of reporting on remuneration in recent years has been the major contributor to escalating executive remuneration and professional costs. Over nineteen pages of our annual report are dedicated to reporting on remuneration. I would be happy to take questions on these matters later in the meeting.

We just completed the first quarter of 2006. I am pleased to report that the results are on track to meet our targeted full year insurance profit margin of 16% to 17%, and premium growth targets of an increase of 10% in gross written premiums and 12.5% in net earned premiums. Subject to the usual caveats, for example large losses and catastrophes not exceeding the significant allowance in our business plans, we remain confident in meeting our profit targets and growth for the 2006 year.

In closing, I would particularly like to congratulate the Chief Executive Officer, Mr Frank O'Halloran, the Group executive and the QBE team around the world for their commitment and efforts in producing a superb result for 2005.

In addition, I would like to thank my fellow directors for their continued support and commitment to their supervisory tasks.

A special welcome to Isabel Hudson, who joined the Board in November 2005, adding further international financial and insurance experience to the Board.

Now, I would like to hand over to Frank O'Halloran to present his report on Group operations and outlook for the future.

CEO'S ADDRESS

Ladies and Gentlemen:

We have come a long way since the events of September 2001 interrupted our long record of profitability.

Our determination to diversify our business, both geographically and by product, together with improved risk management and a total focus on ensuring all our products and countries deliver acceptable returns for shareholders, has resulted in a significant increase in wealth for shareholders over each of the past four years. We realised that September 2001 together with a number of insurance failures, would result in significantly improved conditions for insurers.
Our track record and significant support from our shareholders enabled us to capitalise on many of the opportunities that have been presented to us. In particular, over the past four years, we have been able to convert a number of acquisitions producing slightly in excess of $3 billion of annualised premium income.

We have also surpassed our expectations in terms of profitability with a record net profit after tax of $1.1 billion in 2005, despite the worst year on record for large catastrophes which produced net claims of $515 million before tax compared with $320 million in 2004. Since 2001, shareholders have also seen significant improvements in other aspects of our business.

- Gross written premium has grown from $6.8 billion to $9.4 billion, even though the Australian dollar significantly appreciated against overseas currencies during that period.

- Net earned premium has grown from $4.6 billion to $7.4 billion.

- The combined operating ratio, that is the ratio of claims, commissions and expenses to net earned premium, has improved from 109.6% to 89.1%.

- Insurance profit has grown from a loss of $119 million to a profit of $1.3 billion.

- Diluted earnings per share has increased from a negative 4.9 cents to 130.8 cents.

- Dividend per share has grown from 30 cents to 71 cents.

- Total investments and cash have grown from $9.2 billion to $17.6 billion.

- QBE's market capitalisation has grown from $4.5 billion to $18.0 billion.

For me, the most pleasing aspect about our 2005 performance was the reduction in the combined operating ratio from 91.2% in 2004 to 89.1%, and the improvement in insurance profitability from 13.7% of net earned premium to 17.4%. These improvements came in a year of record catastrophes for our industry which saw many of our peers producing losses or deteriorating results. Our three insurance divisions improved insurance profitability with 37 out of 41 countries in which we operate producing underwriting profits.

2005 also saw gross written premium growing by 7% and net earned premium growing by 9%, despite the slightly higher Australian dollar, increased competition and overall premium rate reductions being marginally more than we had expected. Our focus on underwriting profitability and fine-tuning each of our products has, however, enabled us to reduce the net claims ratio from 61.3% to 59.9% while, at the same time, increasing the retention of business and our risk margins in outstanding claims.

It is of importance to note in considering QBE's performance, that around 75% of the business that we write emanates from our offshore operations. Over 85% of our business is commercial lines and we continue to set prices, terms and conditions as a market leader for the majority of our products that we underwrite throughout the world.

QBE's general insurance products produced a combined operating ratio of 85.5% compared with 89.4% for 2004. Our inwards reinsurance business deteriorated from a combined operating ratio of 97.1% to 101.9% mainly due to the increased level of large catastrophes. Inwards treaty reinsurance premium income now represents only 16% of our worldwide business. It has been a significant contributor to profit over a number of years. Property reinsurance, which represents the largest part of our reinsurance business, has produced an average combined operating ratio of around 87% over the five years from 2001 (including the loss from the terrorist attack on the USA and the large catastrophes in 2004 and 2005). We do not intend to increase our exposures in our reinsurance operations in 2006 even though we expect overall premium rate increases will be significant. In addition to these premium rate increases, we have made a number of changes to improve our returns from the catastrophe risks that we write.

Our investment division also had an excellent year and outperformed our internal investment benchmarks with actual investment income exceeding budget by 20%. QBE's net investment income for 2005 increased from $519 million to $718 million. This was mainly attributable to higher interest yields, improved equity markets, strong cash flow and the active management of our fixed interest and equity portfolios. Realised and unrealised gains on equities included in investment income increased from $101 million before tax to $129 million.

Approximately 70% of our investments are held in overseas currencies to match insurance liabilities in those currencies and to assist in the management of our substantial shareholders' funds invested offshore back into Australian dollars. Our conservative policy for the management of foreign currency exposures resulted in a small exchange gain for 2005.

QBE's balance sheet is extremely well positioned for the future, as demonstrated by the following:

- Net outstanding claims of $10.9 billion include risk margins of $1.24 billion to give a 94% probability of adequacy. This is at the high end of our internal target range and well in excess of our stated Group minimum target of 85%. Our overall claims development over the past seven years shows a positive release of prior year claims for each of those years on an undiscounted basis. This is a tremendous record reflecting our consistent and conservative approach to this extremely important element of our balance sheet. The release from prior years in 2005 has been put back into provisions by maintaining significant risk margins for the 2005 accident year outstanding claims and by increasing the general provision for doubtful reinsurance recoveries and future claims settlement costs.

- Our unearned premium liabilities of $4.3 billion include substantial risk margins or allowances for large losses and catastrophes in 2006.

- Our ratio of borrowings to shareholders' funds was 41.8% compared with 44.8% last year and the debt leverage ratio remains within Standard & Poor's "AA" criteria.

- Our low risk investment portfolio of $17.6 billion includes 4% in equities and 96% in cash and fixed interest securities which are currently at an average 9 months duration on the yield curve. The investment portfolio is 99% liquid and high quality with around 85% of our cash and fixed interest paper in the equivalent of Moody's "Aa" rated securities

- As mentioned by the Chairman, we maintain a strong capital adequacy ratio for future growth through acquisition.

In addition to our strong balance sheet, we have taken a number of initiatives in 2005 to improve profit going forward. These initiatives added approximately $700 million of annualised gross written premium with $100 million being included in 2005 due to the timing of the transactions.

In particular:

- We acquired Central de Seguros in Colombia with annualised gross written premium of $95 million in 2006.

- Acquired National Farmers Union Property and Casualty in the US with annualised gross written premium of $240 million.

- Acquired British Marine Holdings, a specialist small tonnage marine underwriter with annualised gross written premium of $180 million.

- Acquired distribution channels in France, Germany, Spain, United Kingdom, Australia and New Zealand which also enabled us to gain access to approximately $150 million of new annualised gross written premium and the profits of those distribution channels.

The acquisitions in Europe will provide the opportunity to distribute some of our core products to around 4,000 intermediaries.

Since year-end, we have purchased a small Nordic general aviation insurer in Denmark and hired a number of high-profile general aviation underwriters in the United Kingdom. These will produce close to $150 million of gross written premium in 2007 and will complement our existing general aviation business in Australia, Asia and the Pacific. We have also commenced discussions on a number of potential acquisitions in the USA, Latin America, Europe and Asia. The above initiatives, together with the synergies from recent restructures in Europe and Australia are important for further wealth creation for shareholders.

I will now briefly summarise the results from our three insurance divisions and our investment division and introduce the managers of these substantial businesses.

Our Australia, Pacific Asia and Central Europe operations (APACE), which now comprises 26 countries, is headed by Vince McLenaghan, Chief Executive Officer of the division. Vince and his team completed 2005 with an excellent combined operating ratio of 83.3% compared with 89.0% in 2004. Gross written premium for the division was up 13% to $3.1 billion, mainly as a result of the acquisitions made in 2004. Overall premium rates for the APACE operations have been reduced by less than 5% in 2006 to reflect the lower claims frequency, the positive impact of tort reform in Australia and to retain our quality customers. Gross written premium is expected to be $3.3 billion in 2006.

Our European operations in six countries is headed by Steven Burns, Chief Executive Officer. Steven and his team completed 2005 with an excellent combined operating ratio of 92.1% compared with 93.7% and gross written premium up 4% to $4.8 billion. Our European operations bore the brunt of the large catastrophes during 2005. A deterioration in the results from our reinsurance business were more than offset by the improvements in the general insurance business. We expect gross written premium for the European Operations division to be around 2.1 billion pounds for 2006, with general insurance business representing over 70% of business written. The growth in 2006 is mainly on the back of acquisitions in 2005 and higher premium rates for catastrophe-exposed business, offset partly by slight reductions in premium rates for casualty classes. We expect overall premium rates to increase by 5% in 2006 for our European portfolios.

Our Americas operations, which includes the US and eight countries in Latin America, is headed by Tim Kenny, President and Chief Executive Officer. Tim and his team completed 2005 with a very pleasing combined operating ratio of 92.9% compared with 93.5% and gross written premium up 8% to $1.5 billion. Our focus in the US continues to be on regional insurance business and a small number of general insurance programmes with profitable track records. Overall premium rate increases from the Americas in 2006 are expected to be around 12%. These, together with the acquisitions made in 2005, are expected to increase gross written premium to around US$1.6 billion. General insurance business will continue to increase as a percentage of total business and will be in excess of 75% of business written in 2006.

Our Investment Division is managed by Mark ten Hove, Group General Manager, Investments. Mark and his team are responsible for the Group's investment portfolio of close to $18 billion, which is held in over 100 portfolios in 41 countries and various currencies. As previously mentioned, our investment income exceeded our internal investment benchmarks and actual investment income was 20% ahead of budget. We will continue our low risk investment strategy in 2006 and, subject to exchange rates, we expect the investment portfolio to be slightly in excess of $20 billion by the end of 2006.

I will now briefly summarise our expectations for the current year.

In 2005, QBE set new performance highs for our teams around the world. To continue this we are actively seeking opportunities to further grow our business by about 10% per annum and to improve key ratios for the benefit of our shareholders including implementing new systems, increasing customer retention, and doing business even more efficiently than we have in the past.

For 2006, we expect gross written premium to increase by 10% to around $10.3 billion and net earned premium to grow by 12.5% to around $8.3 billion. However, this growth could be 2% to 3% higher if the Australian dollar remains at current levels. The growth is primarily from the acquisition activity in 2005 and an expectation that overall premium rates will increase by around 4% and that we will achieve further improvements in policy terms, conditions and deductibles for catastrophe-exposed business.

Acquisitions are a core part of the Group's strategy for building shareholder wealth. QBE has converted over 90 acquisition opportunities in the past 20 years. This has enabled our teams around the world to gain the experience and the resources necessary to identify, complete and integrate acquisitions.

Our target insurance profit margin for 2006 is 16.0% to 17.0% of net earned premium. This target includes an allowance for large losses and catastrophes of 14.1% of net earned premium. The actual large losses and catastrophes for 2004 and 2005 were 10.4% and 11.7% respectively. Large losses and catastrophes are defined as net claims in excess of $2.5 million. Claims below this level are defined as attrition claims.

The team at QBE closely monitors attrition claims and purchases reinsurance to protect our balance sheet and profitability against large losses and catastrophes. For 2006, our reinsurance protections are such that we estimate that our net loss before tax from our largest realistic disaster scenario will be around 4% of net earned premium. Largest realistic disaster scenarios include insured market losses from a Florida windstorm of US$70 billion, and a San Francisco earthquake of US$63 billion.

Shareholders will be aware that Australian Accounting Standards require investments to be booked at market value at balance date with unrealised gains and losses included in net profit. Although we do not expect capital gains on equities to be as high as 2004 and 2005, we are still targeting an increase of more than 10% in operating profit after tax and diluted earnings per share. This is subject to our usual caveats relating to large losses and catastrophes, investment markets and foreign currencies.

It is important to remember that we are in the business of taking risks. We do have significant allowances in our business plans for large losses and catastrophes to achieve the targets that we have advised to the market.

A number of analysts have recently increased their projections for QBE's insurance profitability above our target range. In most cases, these projections appear to assume lower levels of large catastrophes. The Board and management of QBE do not believe it is prudent to make this assumption at this stage.

The Chairman has already mentioned to you that our first quarter results are encouraging with premium income on track and insurance profit margins within our target range. The claims from Cyclone Larry are not material with only a small impact on our Australian operations in the quarter. They are estimated to be less than the net claims from Hurricane Erwin in the first quarter of last year.

Your company is in the top 25 general insurance and reinsurance businesses around the world as measured by premium income. It is in the top quartile of those insurers as measured by underwriting profitability and return on equity. We have a strong balance sheet and capital adequacy to support growth and convert acquisitions during the next 12 months. Our intention is to use any excess capital for acquisitions which meet QBE's successful criteria established over many years. We are not currently in discussions with any of our major competitors in Australia. We will continue to monitor our capital and return any excess to our shareholders if opportunities do not materialise.

The record 2005 result would not have been achieved without the very professional approach of our over 7,800 staff worldwide, who are all aware of the need to continue to focus on QBE's core values, as mentioned by the Chairman, in particular, increasing the long term wealth of our shareholders.

I appreciate the enormous support that I received from your directors during the past year on the many initiatives that we have undertaken. I acknowledge the support of my group executive and the personal day to day support that I receive from:

Neil Drabsch, Chief Financial Officer

Duncan Ramsay, Group General Counsel and Company Secretary

Jenni Smith, Group General Manager, Human Resources

George Thwaites, Group General Manager, Corporate

Peter Grove, our European Operations Chief underwriting officer and advisor to me on all Group reinsurance protections.

I also extend my sincere appreciation to Gayle Tollifson, our Chief Risk Officer and Raymond Jones, Group General Manager Business Development, who will retire during 2006. Gayle has been an enormous support to me and the Board in the extremely important role of Chief Risk Officer. She will be succeeded by George Thwaites. Raymond Jones has played a substantial role in helping to build our very successful Australian business. I wish them both well in the future.

Finally, I thank all my fellow employees for their loyalty, support and hard work over the past year. They have helped QBE to be a highly successful international general insurer and reinsurer with an excellent reputation around the world.

I look forward to working with the Board and the QBE team to build an even stronger QBE for the benefit of all stakeholders.

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9235 3166
DX 10171 Sydney Stock Exchange

7 April 2006

Manager Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

The Annual General Meeting of QBE Insurance Group Limited was held today, 7 April 2006.

I refer to the Notice of Meeting previously lodged with the ASX and in accordance with Listing Rule 3.13.2 advise that all resolutions presented to the members were carried.

The total number of proxy votes in respect of each resolution is shown below.

Resolution	For	Open	Against	Abstain
2A	505,794,332	7,378,006	7,504,553	2,231,336
2B	514,657,002	7,498,689	298,525	1,155,562
2C	514,636,918	7,398,081	438,144	1,156,761
3	514,491,950	7,456,198	457,977	1,222,728
4	463,367,050	7,454,285	51,349,526	1,459,243
5	355,272,890	5,585,564	158,995,361	1,180,762
6	358,512,763	5,699,807	124,646,190	1,405,037
7	511,085,059	7,484,319	3,769,273	1,286,253
8	514,294,538	7,501,585	428,982	1,354,699

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,382,221
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Long Term Incentive (LTI) unlisted options $ 8.04 Final exercise date 09 April 2007 $11.08 Final exercise date 02 March 2008 Long Term Incentive (LTI) unlisted conditional rights $0.00 Final exercise date 02 March 2007 Employee Share and Option Plan unlisted options $10.72 Final exercise date 01 April 2006 $11.08 Final exercise date 02 March 2024 5,741,103 Dividend Reinvestment Plan 472,569 Dividend Election Plan

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5 Issue price or consideration

A$ 8.04	133,617	A$11.08	6,043
A$10.72	27,014	A$20.44	5,741,103
A$ 0.00	474,444		

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Exercise of employee options.

Issue of Conditional Rights: bonus shares at no cost.

Issue of bonus shares (notional dividend) at no cost.

Issue of fully paid ordinary shares under the Dividend Reinvestment Plan (DRP) and Dividend Election Plan (DEP).

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

29.03.06	03.04.06
30.03.06	10.04.06
31.03.06	

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
802,782,589 ✓	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **19,302,740** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Chief Financial Officer) Date: 12 April 2006

Print name: Neil Drabsch

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1-page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 12 April 2006.

Neil Drabsch
CHIEF FINANCIAL OFFICER

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
317,500	Options	24 May 2006
155,000	Options	31 May 2006
115,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
134,203	Options	12 March 2007
154,166	Options	2 March 2007
43,770	Options	12 March 2008
10,000	Options	2 November 2006
60,500	Options	2 March 2024
2,594,758	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,458,109	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
121,075	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
2,264,188	Options	1 March 2012
94,771	Options	6 April 2012
1,125,340	Conditional Rights	2 March 2007
46,500	Conditional Rights	1 April 2007
1,166,511	Conditional Rights	2 March 2008
46,204	Conditional Rights	7 April 2008
899,291	Conditional Rights	1 March 2009
35,539	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
641,390#	Options	31 July 2006
630,970#	Options	31 July 2006
200,093#	Options	31 July 2006
563,998#	Options	31 July 2006
363,549#	Options	31 July 2006
350,000#	Options	31 July 2006
19,302,740		

*Options issued to a third party subject to a number of performance hurdles.
#Options issued to third parties.

QBE

Insurance Group

RECEIVED

2007 FEB 20 P 3:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9235 3166
DX 10171 Sydney Stock Exchange

13 April 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Re: CHANGE OF DIRECTORS' INTEREST NOTICES

Attached for announcement to the market, please find a 'Change of Director's Interest Notice' for Francis M O'Halloran showing a net increase in holding after the exercise of options and conversion of conditional rights, the grant of additional options and conditional rights under the Long Term Incentive Scheme as approved at the 2006 AGM and the sale of shares.

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

Encl.

Number disposed	45,000 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average $23.1320 per share
No. of securities held after change	1,115,939 shares Francis M O'Halloran 20,000 shares Francis M O'Halloran 328,052 unlisted options 123,019 unlisted conditional rights 5,224 unlisted conditional rights (accrued notional dividend shares) 51,192 indirect interest R A O'Halloran
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The grant of additional options and conditional rights under the Long Term Incentive Scheme as approved at the AGM on 7 April 2006. Exercise of 110,884 options and conversion of 47,900 conditional rights. On-market trade of 45,000 ordinary shares to fund the tax payable on the exercise and conversion of the options and conditional rights mentioned above.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	

+ See chapter 19 for defined terms.

Interest after change	

QBE
Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

19 April 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

re: AMENDMENT TO QBE INSURANCE GROUP LIMITED CONSTITUTION

Pursuant to ASX Listing Rule 15.4.2, please find attached the amended constitution with revised clause 115 (indemnity and insurance) approved at the annual general meeting on 7 April 2006.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

attachment

QBE

Constitution of

QBE Insurance Group Limited

ABN 28 008 485 014

Corporations Act

A company limited by shares and registered in the Australian Capital Territory

Table of Contents

Constitution of QBE Insurance Group Limited, ABN 28 008 485 014, a public company limited by shares

GENERAL

1. Definitions

The following definitions apply in this Constitution unless the context requires otherwise.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ACN 008 504 532).

Business Day has the meaning given in the Listing Rules.

Dividend includes an interim dividend.

Director means a person appointed or elected to the office of director of the company in accordance with this Constitution and includes any alternate director duly acting as a director.

Exchange means Australian Stock Exchange Limited (ACN 008 624 691) and includes any successor body.

Law means the *Corporations Act 2001* and the Corporations Regulations.

Listing Rules means the Listing Rules of the Exchange and any other rules of the Exchange which are applicable while the company is admitted to the Official List of the Exchange, each as amended or replaced from time to time, except to the extent of any express written waiver by the Exchange.

Marketable Parcel has the meaning given in the Listing Rules.

Member Present means, in connection with a meeting, the member present at the venue or venues for the meeting, in person or by proxy, by attorney or, where the member is a body corporate, by representative.

Person and words importing persons means any person include partnerships, associations and bodies corporate, unincorporated bodies and all other entities or associations recognised by law as well as individuals.

Prescribed Rate means the base rate charged by the company's principal banker to corporate customers from time to time in respect of overdraft loans in excess of $100,000 calculated on a daily basis and a year of 365 days.

SCH means ASTC or other applicable CS facility licensee (as defined in the Law).

SCH Business Rules means the operating rules (as that term is defined in the Law) of ASTC or of any relevant organisation which is an alternative to, or successor or replacement of, ASTC or any applicable CS facility licensee (as that term is defined in the Law).

subsidiary has the meaning given in the Law.

Uncertificated Securities Holding means securities of the company which under the Law, the Listing Rules or any Uncertificated Transfer System may be held in uncertificated form.

Uncertificated Transfer System means any system operated under the Law, the Listing Rules or the SCH Business Rules which regulates the transfer or registration of, or the settlement of transactions affecting, securities of the company in uncertificated form and includes CHESS (as defined in the SCH Business Rules) as it applies to securities in certificated and uncertificated form.

2. Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) A gender includes all genders.

(b) The singular includes the plural and conversely.

(c) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a paragraph or sub-paragraph is to a paragraph or sub-paragraph, as the case may be, of the Clause or paragraph, respectively, in which the reference appears.

(e) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it, and all regulations and statutory instruments issued under it.

(f) Mentioning anything after ***include***, ***includes*** or ***including*** does not limit what else might be included.

(g) Section 46(1) of the *Acts Interpretation Act 1901* (Cth) applies in relation to this Constitution as if it is an instrument made under the Law.

(h) Except in so far as a contrary intention appears in this Constitution, an expression has, in a provision of this Constitution which relates to a particular provision of the Law, the same meaning as in that provision of the Law.

3. Replaceable rules

The replaceable rules contained in the Law do not apply to the company.

4. Previous constitution superseded

This Constitution supersedes the Memorandum and Articles of Association of the company which were taken to be the company's constitution in force immediately before the adoption of this Constitution.

5. Transitional

Everything done under any previous constitution of the company shall continue to have the same operation and effect after the adoption of this Constitution as if properly done under

this Constitution. In particular every Director, alternate Director, and Secretary in office immediately before adoption of this Constitution shall be taken to have been appointed and shall continue in office under this Constitution.

6. Actions authorised under the Law and compliance with the Law

Where the Law authorises or permits a company to do any matter or thing if so authorised by its constitution, the company is and shall be taken by this Clause to be authorised or permitted to do that matter or thing, despite any other provisions of this Constitution.

CAPITAL

7. Power of Directors to issue securities

(a) The Directors may issue shares or options over shares in, and other securities of, the company.

(b) Any share, option or other security may be issued for such consideration and with such preferred, deferred or other special rights or such restrictions, whether with regard to dividends, voting, return of capital, payment of calls, redemption, conversion or otherwise, as the Directors may decide.

(c) Paragraph (a) has effect without prejudice to any special rights conferred on the holders of any issued shares, options or other securities.

8. Classes of shares

(a) This Clause applies if at any time the share capital is divided into different classes of shares.

(b) The rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the company is being wound up, be varied:

   (i) with the consent in writing of the holders of three-fourths of the issued shares of that class; or

   (ii) with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.

(c) The provisions of this Constitution relating to general meetings apply in so far as they are capable of application to every separate class meeting except that any holder of shares of the class present may demand a poll.

(d) Unless otherwise provided by this Constitution or by the terms of issue of the shares of that class, the rights conferred upon the holders of the shares of any class issued with preferred or other special rights:

(i) are varied or abrogated by the creation or issue of further shares ranking in priority, or any conversion of existing securities to securities ranking in priority, to those shares; and

(ii) are not varied, abrogated or otherwise affected by the creation or issue of further shares ranking equally with those shares.

(e) The issue of any securities ranking in priority, or any conversion of existing securities to securities ranking in priority to an existing class of preference shares, is a variation or abrogation of the rights attaching to that existing class of preference shares.

9. Brokerage and commission

(a) The company may exercise the powers to pay brokerage or commission conferred by the Law.

(b) The brokerage or commission may be satisfied by:

(i) the payment of cash;

(ii) the allotment of fully or partly paid shares; or

(iii) partly by the payment of cash and partly by the allotment of fully or partly paid shares.

10. Recognition of third party interests

(a) Except as required by law, the company shall not recognise a person as holding a share on any trust.

(b) Whether or not it has notice of the rights or interests concerned, the company is not bound to recognise:

(i) any equitable, contingent, future or partial claim to, or interest in, any share or unit of a share; or

(ii) any other right in respect of a share,

(c) except an absolute right of ownership of the member or as otherwise provided by this Constitution or by law.

11. Registers; Audit

(a) The company will not close any register in contravention of the Listing Rules or the SCH Business Rules.

(b) While the company is listed on the Exchange, each register will be audited at such intervals, by such person in such manner, as required by the Listing Rules and the SCH Business Rules.

(c) The company may establish and maintain an issuer sponsored subregister under an Uncertificated Transfer System in compliance with any relevant provisions of the Law, the Listing Rules and the SCH Business Rules.

(d) The company will comply with all obligations imposed on the company under the Listing Rules and the SCH Business Rules in respect of conversions of shares or securities from one subregister or register to another subregister or register.

PREFERENCE SHARES

12. Power to issue preference shares

Subject to the Law, the directors may create and issue one or more classes of any or all of the following:

(a) preference shares (which are not redeemable);

(b) preference shares on the terms that they are liable to be redeemed as permitted by the Law;

(c) preference shares which can or may convert into another class of shares,

and which are otherwise on such terms as the directors, subject to this Constitution, decide (***preference shares***) and such terms shall be recorded as the terms of issue (***terms of issue***) for that class of preference shares.

13. Terms of issue

Subject to this Constitution, the terms of issue decided by the directors for each class of preference shares shall specify (or provide for the determination in respect of) all or some of the following (as appropriate):

(a) repayment of capital:

(i) on redemption (if redeemable);

(ii) on a winding up,

including the amount, timing and method of payment;

(b) participation (if any) in surplus assets and profits;

(c) cumulative and non-cumulative dividends including the dividend rate, dividend periods, dividend timing, method of payment, franking and the effect of any failure to pay a dividend;

(d) voting;

(e) priority of payment of capital and dividends in relation to other shares or classes of preference shares; and

(f) any other matter that the directors require including issue price, conversion terms (if convertible into any other class of shares), ranking for new issues, effect of any changes in the capital structure and participation in any return of capital,

but the terms of issue for a class of preference shares must give those preference shares a preference over ordinary shares as regards dividends or as regards priority of repayment of capital or both.

14. No other rights

Preference shares shall confer on the holders of them only the rights:

(a) set out in this Constitution; and

(b) determined by resolution of the directors and specified in (or determined in accordance with) the terms of issue.

15. Repayment of capital

(a) If the preference shares in a class are redeemable, the company shall redeem each such redeemable preference share on issue on the terms specified in (or determined in accordance with) the terms of issue for that class.

(b) If preference shares in a class are on issue when the company is being wound up they shall carry a right to repayment of capital upon the terms specified in (or determined in accordance with) the terms of issue for that class.

16. Participation in surplus assets and profits

No preference share in a class shall carry any right to participate in a distribution of assets or profits beyond the amount provided for expressly in this Constitution or specified in (or determined in accordance with) the terms of issue for that class.

17. Cumulative or non-cumulative dividends

Each preference share in a class shall carry dividend rights:

(a) which are cumulative or non-cumulative; and

(b) otherwise, as specified in (or determined in accordance with) the terms of issue for that class.

18. Voting

18.1 Entitlement of preference shareholders to vote

The holders of preference shares shall be entitled to a right to vote in the following circumstances and in no others:

(a) during a period during which a dividend (or part of a dividend) in respect of the share is in arrears;

(b) on a proposal to reduce the company's share capital;

(c) on a resolution to approve the terms of a buy-back agreement;

(d) on a proposal that affects rights attached to the share;

(e) on a proposal to wind up the entity;

(f) on a proposal for the disposal of the whole of the entity's property, business and undertaking; and

(g) during the winding up of the entity.

18.2 Same right as ordinary shareholders

Whenever a holder of a preference share has the right to vote at a general meeting of the company, that holder has the same right to vote (both on a show of hands and on a poll) as the holder of one ordinary share for each preference share held.

19. Priority of payment of capital and dividends

19.1 Winding up

If preference shares in a class are on issue when the company is being wound up the amount payable in respect of each such preference share under Article 16(b) above will be payable:

(a) in the priority specified in (or determined in accordance with) the terms of issue for that class; or

(b) in the absence of any such term, in priority to any other class of shares except other preference shares which rank equal with, or ahead of, them.

19.2 Other times

If in a particular year there are insufficient profits to pay the dividend entitlements in respect of all classes of preference shares, the dividends payable in respect of each preference share in a class will be paid:

(a) in the priority specified in (or determined in accordance with) the terms of issue for that class;

(a) or in the absence of any such term, in priority to any other class of shares except other preference shares which rank equal with, or ahead of, them.

20. Rights to receive notices etc

A preference shareholder has the same rights as a holder of an ordinary share in relation to receiving notices, reports and audited accounts and attending meetings of the company.

21. Variation of rights

21.1 Variation of rights – Class Consent

The rights attaching to a class of preference shares may not be varied adversely unless, at a meeting of holders of preference shares in that class at which holders of at least 2% of

the nominal amount of the issued preference shares are represented, a resolution in favour of that variation is passed by a special resolution (the ***Class Consent***).

21.2 Procedures

The provisions of the company's Constitution relating to general meetings apply so far as they are capable of application, and with any necessary modifications to every such meeting.

21.3 Issue of additional shares – Class Consent required

Class Consent of the holders of a class of preference shares is also required if the company proposes to:

(a) issue shares ranking in priority; or

(b) convert any existing shares to securities ranking in priority,

to the preference shares in that class as regards the right to receive dividends or the rights on winding up of the company, unless the terms of issue of the preference shares in that class state otherwise.

21.4 Issue of additional shares – Class Consent not required

Class Consent of the holders of a class of preference shares is not required for:

(a) the issue of further preference shares (whether redeemable or not) in the company ranking equally with, or after, the preference shares in that class as to dividends (whether cumulative or not) and as to rights on winding up; or

(b) the conversion of existing shares in the company to securities in the company ranking equally with, or after, the preference shares in that class as to dividends (whether cumulative or not) and as to rights on winding up,

unless the terms of issue of the preference shares in that class state otherwise.

21.5 Capital reconstruction – Class Consent not required

No Class Consent of the holders of a class of preference shares is required for the reduction, redemption or buy back of share capital ranking as regards dividends and/or as to rights on liquidation ahead of, equally with, or after the relevant class of preference shares, unless the relevant reduction, redemption or buy back is of the preference shares in that class and the Law requires their approval.

CERTIFICATES FOR SHARES OR OTHER SECURITIES

22. Uncertificated holdings

(a) If and for so long as dealings in shares in, or other securities of, the company take place under an Uncertificated Transfer System:

(i) the company need not issue any certificate in respect of shares or other securities held as an Uncertificated Securities Holding;

(ii) a holder shall be entitled to receive such statements in respect of an Uncertified Securities Holding as the company is required to give under the Uncertificated Transfer System;

(iii) unless the company has elected in accordance with, or it is required under, the Listing Rules that all its shares or other securities of the relevant class are to be in uncertificated form, a member may, as permitted by the Uncertificated Transfer System, elect to have all or any of the member's holding converted from certificated to uncertificated form or from uncertificated to certificated form; and

(iv) the register of members shall distinguish between shares or other securities held in certificated form and shares or other securities held as an Uncertificated Securities Holding.

(b) This Clause prevails over any other provision of this Constitution with which it may be inconsistent (except Clause 116).

23. Certificates

Subject to Clause 22:

(a) a person whose name is entered as a member in the register of members or as a holder in a register of any other securities is entitled without payment to receive a certificate in respect of the member's shares or the holder's other securities (as the case may be) in accordance with the Law;

(b) the company is not bound to issue more than one certificate in respect of any shares or other securities held jointly by several persons; and

(c) delivery of a certificate for any such shares or other securities to one of several joint holders is sufficient delivery to all of the joint holders.

24. Form of certificates

A certificate for shares or other securities shall be in a form that the Directors from time to time decide and any certificate for shares must contain details of:

(a) the name of the company and the fact that it is registered under the Law;

(b) the class of the shares; and

(c) the amount (if any) unpaid on the shares.

25. Worn out or defaced certificates

(a) Subject to paragraph (b), the provisions of the Law with respect to certificates which are lost or destroyed shall apply to certificates which are worn out or defaced. The Directors may exercise all the powers in relation to certificates which are lost, destroyed, worn out or defaced as are exercisable by the company or its Directors under the Law in relation to certificates that are lost or destroyed.

(b) The company:

(i) shall issue a certificate in replacement of a worn out or defaced certificate only if the certificate to be replaced is received by the company for cancellation and is cancelled; and

(ii) may require the payment of a sum (determined by the company in connection with the issue of a replacement certificate) as the company's standard fee for the production of replacement certificates. This fee shall not exceed any maximum amount prescribed by the Law.

LIEN ON SHARES

26. Lien on shares

(a) The company has a first and paramount lien on every share for:

(i) any amount due and unpaid in respect of the share which has been called or is payable at a fixed time;

(ii) any amounts which remain outstanding on loans made by the company to acquire shares under an employee share scheme (to the extent permitted by the Law); and

(iii) all amounts that the company may be called on by law to pay (and has paid) in respect of the share.

(b) The Directors may at any time exempt a share wholly or in part from the provisions of this Clause.

(c) The company's lien (if any) on a share extends to all Dividends payable and entitlements deriving in respect of the share. The Directors may retain those Dividends or entitlements and may apply them in or towards satisfaction of all amounts due to the company in respect of which the lien exists. Without limiting paragraphs (e) and (f), the company's lien extends to reasonable interest and expenses incurred by the company because the amounts in question are unpaid.

(d) No person shall be entitled to exercise any rights or privileges as a member until the member has paid all calls and, instalments of calls and other moneys (including interest) for the time being payable in respect of every share held by the member.

(e) Paragraph (f) shall apply if the company is or may in the future be liable under the law of any jurisdiction in or outside Australia:

(i) in respect of any shares registered in the name of a member (whether solely or jointly with others); or

(ii) in respect of any Dividends, interest, bonuses or other moneys or distributions paid or payable or entitlements derived or deriving in respect of any such shares;

to pay any amount for or on account or in respect of any member (whether in consequence of the death of that member, the non-payment of any income or other

tax by that member, the non-payment of any estate, probate, succession, death, stamp or other duty by the member or by the executor or administrator of the estate of that member or otherwise).

(f) The company:

(i) shall be fully indemnified by the member referred to in paragraph (e) or the member's estate from and against the liability referred to in that paragraph;

(ii) shall have a lien on the shares registered in the name of that member for all moneys paid or payable by the company in respect of those shares under or in consequence of the liability; and

(iii) may recover, as a debt due from that member or the member's estate, those moneys by deducting from any Dividend or any other amount payable to the member in respect of the shares or otherwise (together with interest on the sum from the day of payment by the company to the time of actual repayment by the member or the member's estate at a rate not exceeding the Prescribed Rate, but the Directors may waive payment of interest wholly or in part).

27. Exercise of lien

(a) Subject to paragraph (b), the company may sell any shares on which the company has a lien, in the manner that the Directors think fit.

(b) A share on which the company has a lien shall not be sold unless:

(i) a sum in respect of which the lien exists is payable; and

(ii) at least 7 days before the date of the sale, the company has given to the member or the person entitled to the share by reason of the death or bankruptcy of the member, a notice in writing demanding payment of the sum (but subject to Clause 30 in the case of a call on shares quoted on the Exchange).

28. Completion of sale

(a) For the purpose of giving effect to a sale of shares under lien, the Directors may authorise a person to do everything necessary to transfer the shares sold to the purchaser of the shares.

(b) The company shall register the purchaser as the holder of the shares comprised in any transfer, after which the validity of the sale may not be impeached by any person, and the purchaser is not bound to see to the application of the purchase money.

(c) The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

(d) The purchaser shall be discharged from liability for any calls which may have been due before the purchase of those shares, unless otherwise expressly agreed.

(e) The remedy of any person aggrieved by any such sale shall be in damages only and against the company exclusively.

29. Application of proceeds of sale

The proceeds of a sale made under a lien shall be applied by the company in payment of:

(a) first, the expenses of the sale; and

(b) second, that part of the amount in respect of which the lien exists as is presently payable.

Any residue shall be paid to the person entitled to the shares immediately prior to the sale, on delivery by that person of the certificate, if any, for the shares that have been sold.

CALL ON SHARES

30. Directors' power to make calls

Subject to the Listing Rules in the case of shares of the company which are quoted on the Exchange:

(a) The Directors may make calls on the members in respect of any money unpaid on the shares of the members which is not by the terms of issue of those shares made payable at fixed times.

(b) Each member shall, on receiving at least 14 days' notice specifying the time or place of payment, pay to the company at the time and place so specified the amount called on the member's shares.

(c) The Directors may revoke or postpone a call.

(d) A call may be required to be paid by instalments.

(e) A call is made at such time or times specified in the resolution of the Directors authorising the call.

(f) The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any member shall not invalidate the call.

(g) In the case of shares of the company which are quoted on the Exchange, calls shall be made, and notice of those calls given, in accordance with the Listing Rules.

31. Liability of joint holders for calls

The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

32. Interest on unpaid amounts

(a) If a sum called or otherwise payable to the company in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due shall pay:

(i) interest on the sum from the day appointed for payment of the sum to the time of actual payment at a rate determined by the Directors but not exceeding the sum of the Prescribed Rate plus 5%; and

(ii) any costs and expenses incurred by the company by reason of non-payment or late payment of the sum.

(b) The Directors may waive payment of some or all of the interest or costs and expenses under paragraph (a) wholly or in part.

33. Fixed sums taken to be called

(a) Any sum that, under the terms of issue of a share, becomes payable on allotment or at a fixed date shall, for the purposes of this Constitution, be taken to be a call duly made and payable on the date on which under the terms of issue the sum becomes payable.

(b) If any other sum is not paid when due, all the provisions of this Constitution relating to payment of interest and expenses, forfeiture or otherwise apply as if that sum had become payable by virtue of a call duly made and notified.

34. Differentiation between holders

Subject to the Listing Rules in the case of shares of the company which are quoted on the Exchange, the Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

35. Prepayments of calls

(a) The Directors may accept from a member the whole or a part of the amount unpaid on a share even if that amount has not been called.

(b) The Directors may authorise payment by the company of interest on the whole or any part of an amount accepted under paragraph (a) until the amount becomes payable, at a rate, not exceeding the Prescribed Rate, which is agreed between the Directors and the member paying the sum.

(c) The Directors may at any time repay the whole or any part of any amount paid in advance on serving the member with one month's notice of its intention to do so.

TRANSFER OF SHARES OR OTHER SECURITIES

36. Uncertificated Transfer System

(a) The company may do anything necessary or desirable or which is permitted under the Law, the Listing Rules or the SCH Business Rules to facilitate participation by the company in any Uncertificated Transfer System.

(b) Shares or other securities of the company may be transferred in any manner permitted by an Uncertificated Transfer System and the Directors may require before registration of any such transfer that there be provided to the company any documents or other information which the Uncertificated Transfer System requires (or permits the company to require) to authorise registration.

(c) Subject to Clauses 6 and 116, this Clause prevails over any other provision of this Constitution that may be inconsistent with it but does not, except as expressly provided under the Uncertificated Transfer System, permit the Directors to refuse to register a proper SCH transfer.

37. Transferability of certificated securities

Subject to this Constitution and the Law, a member's shares or any other securities of the company may be transferred by instrument in writing, in any form authorised by the Law or the Listing Rules or in any other form that the Directors approve.

38. Registration of transfers

(a) A transferor of shares or other securities of the company remains the holder of such shares or other securities of the company transferred until the transfer is registered.

(b) Where shares or other securities of the company are transferred other than by a proper SCH transfer, the following documents must be lodged for registration at the registered office of the company or the location of the relevant share register:

  (i) the instrument of transfer;

  (ii) the certificate (if any) for such securities; and

  (iii) any other information that the Directors may require to establish the transferor's right to transfer such securities.

(c) On compliance with paragraph (b), the company shall, subject to the powers of the company to refuse registration, register the transferee as a member.

(d) The Directors may waive compliance with paragraph (b)(ii) on receipt of satisfactory evidence of loss or destruction of the certificate.

39. Where registration may be refused

(a) Where permitted or required to do so by the Law, the Listing Rules or the ASTC Business Rules, the company may or shall (as the case may be) refuse to register any transfer of securities of the company .

(b) In any case where the company is not permitted to refuse to register a transfer under the applicable Uncertificated Transfer System, but would otherwise be entitled to refuse registration of the transfer in accordance with the Law, this Constitution and the Listing Rules, the company may do any or all things permitted by the applicable Uncertificated Transfer System, the Law, the Listing Rules and the SCH Business Rules.

40. Notice of non-registration

If the Directors decline to register any transfer of securities, within 5 Business Days after the transfer is lodged with the company, the company must give to the person who lodged the transfer written notice of, and the reasons for, the decision to decline registration.

41. Suspension of transfers

The registration of transfers of securities of the company which are not quoted on the Exchange may be suspended at any time and for any period as the Directors may from time to time decide. The aggregate of those periods shall not exceed 30 days in any calendar year.

TRANSMISSION OF SHARES OR OTHER SECURITIES

42. Entitlement to shares or other securities on death

(a) Where a member or holder dies:

(i) the survivor or survivors, where the member or holder was a joint holder; and

(ii) the legal personal representatives of the deceased, where the member or holder was a sole holder,

shall be the only persons recognised by the company as having any title to the member's interest in the shares or the holder's interest in any other securities of the company (as the case may be).

(b) The Directors may require such evidence of a member's or holder's death as they think fit.

(c) This Clause does not release the estate of a deceased joint holder from any liability in respect of any security that had been jointly held by the holder with other persons.

43. Registration of persons entitled

(a) Subject to the Bankruptcy Act 1966 and to the production of any information properly required by the Directors, a person becoming entitled to a share or other security in consequence of the death or bankruptcy (or other legal disability) of a member or holder may elect to:

(i) be registered personally as holder of such security; or

(ii) have another person registered as the transferee of such security .

(b) All the limitations, restrictions and provisions of this Constitution relating to:

(i) the right to transfer;

(ii) the registration of the transfer of; and

(iii) the issue of certificates with respect to,

shares or other securities are applicable to any transfer as if the death or bankruptcy or legal disability of the member or holder had not occurred and the notice or transfer were a transfer signed by that member or holder or effected under an Uncertificated Transfer System.

44. Dividends and other rights

(a) Where a member or holder dies or suffers a legal disability, the member's or holder's legal personal representative or the trustee of the member's estate (as the case may be) is, upon the production of all information as is properly required by the Directors, entitled to the same Dividends, entitlements and other advantages and to the same rights (whether in relation to meetings of the company or to voting or otherwise) as the member or holder would have been entitled to if the member or holder had not died or suffered a legal disability.

(b) Where 2 or more persons are jointly entitled to any share as a result of the death of a member, they shall, for the purposes of this Constitution, be taken to be joint holders of such security.

FORFEITURE OF SHARES

45. Liability to forfeiture

(a) If a member fails to pay a call or instalment of a call on or before the day appointed for payment of the call or instalment, the Directors may, at any time afterwards while any part of the call or instalment remains unpaid, serve a notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all expenses of the company incurred as a result of the non-payment.

(b) The notice must:

(i) specify another day (not earlier than 14 days after the date of service of the notice) on or before which and a place at which the payment required by the notice is to be made; and

(ii) state that, if payment is not made at or before the time specified, the shares in respect of which the call was made are liable to be forfeited.

46. Surrender of shares

Subject to the Law and the Listing Rules, the Directors may accept the:

(a) surrender of any fully paid share by way of compromise of any question as to the proper registration of the holder or in satisfaction of any payment due to the company; and

(b) gratuitous surrender of any fully paid share.

Any share so surrendered may be disposed of in the same manner as a forfeited share.

47. Power to forfeit

(a) If the requirements of a notice served under Clause 45 are not complied with and any applicable requirements of the SCH Business Rules are satisfied, any share in respect of which the notice has been given may at any time afterwards, but before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

(b) Such a forfeiture shall include all Dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

48. Powers of Directors

Subject to the Listing Rules:

(a) A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit.

(b) The forfeiture may be cancelled on such terms as the Directors think fit at any time before a sale or disposition.

(c) Any residue from the proceeds of sale of a forfeited share, after satisfaction of any calls or instalments due and unpaid and accrued interest and expenses in respect of that share, shall be paid to the person entitled to that share at the time of the forfeiture, to the executors, administrators or assigns of the person or as the person directs.

49. Consequences of forfeiture

A person whose shares have been forfeited:

(a) ceases to be a member in respect of the forfeited shares at the time and on the date of the passing of the Directors' resolution approving the forfeiture;

(b) has no claims or demands against the company in respect of those shares;

(c) has no other rights incident to the shares except the rights that are expressly provided by the Law or saved by this Constitution; and

(d) (in the absence of approval by ordinary resolution of holders of ordinary shares) remains liable to pay to the company all money that, at the date of forfeiture, was payable by the person to the company in respect of the shares (including, if the Directors think fit, interest from the date of forfeiture at the Prescribed Rate on the money for the time being unpaid) less any amount satisfied under Clause 48(c). The Directors may enforce the payment of the money or any part of the money for which the member is liable as they think fit.

50. Notice of forfeiture

(a) Notice of the resolution of forfeiture shall be given to the member in whose name the share was registered immediately before the forfeiture and an entry of the forfeiture and its date shall be made immediately in the register.

(b) The provisions of paragraph (a) are directory only and the validity of any forfeiture is not affected in any way by any omission to give the notice or to note the entry.

51. Evidentiary matters

A statement in writing by a Director or a Secretary of the company to the effect that:

(a) a share in the company has been duly forfeited on a date specified in the statement; or

(b) a particular sum is payable by a member or former member to the company as at a particular date in respect of a call or instalment of a call (including interest),

is prima facie evidence of the facts set out in the statement as against all persons claiming to be entitled to the share and against the member or former member who remains liable to the company under Clause 49.

52. Transfers after forfeiture and sale

(a) The company may:

  (i) receive the consideration (if any) given for a forfeited share on any sale or disposition of the share; and

  (ii) effect a transfer of the share in favour of the person to whom the share is sold or disposed of.

(b) On the completion of the transfer, the transferee is to be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

(c) The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

53. Fixed amounts taken to be calls

The provisions of this Constitution relating to forfeiture apply in the case of non-payment of any sum that, under the terms of issue of a share, becomes payable at a fixed time, as if that sum had become payable by virtue of a call duly made.

GENERAL MEETINGS

54. Power of directors to convene

(a) Any Director may convene a general meeting whenever the Director thinks fit.

(b) A Director may cancel by notice in writing to all members any meeting convened by that Director under paragraph (a), except that a meeting convened on the requisition of a member or members shall not be cancelled without their consent.

(c) The Directors may postpone a general meeting or change the place at which it is to be held by notice not later than 48 hours prior to the time of the meeting to all persons to whom the notice of meeting (the ***first notice***) was given. The postponing notice shall specify the place, date and time of the meeting, which meeting shall be taken to be duly convened pursuant to the first notice.

55. Notice of general meetings

(a) Each notice convening a general meeting shall contain the information required by the Law.

(b) The non-receipt of a notice convening a general meeting by, or the accidental omission to give notice to, any person entitled to receive notice does not invalidate the proceedings at or any resolution passed at the meeting.

56. Business of general meetings

(a) The business of a general meeting may include any business permitted by the Law.

(b) The annual general meeting may consider matters not set out in the notice of meeting to the extent permitted by the Law.

(c) The business to be transacted at any general meeting shall be stated in the notice of meeting except as otherwise permitted by the Law.

57. Quorum

(a) No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business.

(b) Except as otherwise provided in this Constitution, 3 Members Present constitutes a quorum.

(c) If a quorum is not present within 20 minutes after the time appointed for the meeting:

(i) where the meeting was convened upon the requisition of members, the proposed meeting shall be dissolved (subject to Clause 59);

(ii) in any other case:

(A) the meeting stands adjourned to a day and at a time and place as the Directors decide or, if no decision is made by the Directors, to the same day in the next week at the same time and place; and

(B) if at the adjourned meeting a quorum is not present within 20 minutes after the time appointed for the meeting, the meeting must be dissolved.

58. Chair of meetings

(a) Subject to paragraph (b), the chair of Directors or, in the chair's absence, the deputy chair shall preside as chair at every general meeting.

(b) Where a general meeting is held and:

(i) there is no chair or deputy chair; or

(ii) the chair or deputy chair is not present within 15 minutes after the time appointed for the meeting or does not wish to act as chair of the meeting,

the Directors present shall choose one of their number or, in the absence of all Directors or if none of the Directors present wish to act, the Members Present shall elect one of their number to be chair of the meeting.

(c) The chair will be responsible for the general conduct of general meetings and for the procedures to be adopted at general meetings.

(d) The chair may make rulings, adjourn the meeting without putting the question (or any question) to the vote if such action is required to ensure the orderly conduct of the meeting.

(e) The chair may require the adoption of any procedures which are in the chair's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the company, whether on a show of hands or on a poll.

(f) People in possession of visual-recording, or sound-recording devices or placards, banners or articles considered by the chair to be dangerous, offensive or liable to cause disruption, or people who refuse to produce or permit examination of any

articles in their possession or the contents of those articles, may be refused admission to any general meeting or may be required to leave and remain out of the meeting.

(g) Nothing contained in this Clause will be taken to limit the powers conferred on a chair by law.

59. Adjournments

(a) The chair may and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place.

(b) If the chair elects to adjourn the meeting under paragraph (a), the chair may decide whether to seek the approval of the Members Present.

(c) No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

(d) It is not a requirement of this Constitution to give notice of an adjournment or of the business to be transacted at an adjourned meeting.

60. Voting at general meetings

(a) Except in the case of any resolution which as a matter of law requires a special majority, questions arising at a general meeting are to be decided by a majority of votes cast by the Members Present and any such decision is for all purposes a decision of the members.

(b) Subject to paragraph (d), any resolution to be considered at a meeting shall be decided on a show of hands.

(c) On a show of hands, a declaration by the chair that a resolution has been carried or lost and an entry to that effect in the minutes of the meeting shall be taken as conclusive evidence of the fact without the need to show the number or proportion of the votes recorded in favour of or against the resolution.

(d) A poll may be demanded by any person or group of people permitted by the Law.

(e) A poll may not be demanded on any resolution concerning the election of the chair or the adjournment of meeting.

61. Procedure for polls

(a) When demanded, a poll shall be taken in the manner and at the time the chair directs.

(b) The chair shall determine any dispute as to the admission or rejection of a vote and such determination made in good faith shall be final and conclusive.

(c) The result of the poll shall be a resolution of the meeting at which the poll was demanded.

(d) The demand for a poll shall not prevent a meeting from continuing for the transaction of any business other than that on which a poll has been demanded.

62. Chair has no casting vote

In the case of an equality of votes on a show of hands or on a poll, the chair of the meeting does not have a casting vote.

63. Representation and voting of members

Subject to this Constitution and any rights or restrictions for the time being attached to any class or classes of shares:

(a) at meetings of members or classes of members each member entitled to attend and vote may attend and vote in person or by proxy, by attorney or (where the member is a body corporate) by representative;

(b) on a show of hands, every Member Present having the right to vote on the resolution has one vote; and

(c) on a poll, every Member Present having the right to vote on the resolution has:

(i) one vote for each fully paid share; and

(ii) in the case of a partly paid share, that fraction of a vote equivalent to the proportion which the amount paid up (not credited) on that member's share bears to the total amount paid and payable for that share (excluding amounts credited). Amounts paid in advance of a call shall be ignored when calculating the proportion.

64. Joint holders

Where more than one joint holder votes, the vote of the holder whose name appears first in the register of members shall be accepted to the exclusion of the others whether the vote is given personally, by attorney, by proxy or (where the holder is a body corporate) by representative.

65. Members of unsound mind and minors

(a) If a member is:

(i) of unsound mind;

(ii) a person whose person or estate is liable to be dealt with in any way under the law relating to mental health; or

(iii) a minor,

the member's committee or trustee or any other person as properly has the management or guardianship of the member's estate or affairs may, subject to

paragraph (b), exercise any rights of the member in relation to a general meeting as if the committee, trustee or other person were the member.

(b) Any person with powers of management or guardianship shall not exercise any rights under paragraph (a) unless and until the person has provided the Directors with satisfactory evidence of the person's appointment and status.

66. Restriction on voting rights - unpaid amounts

A member is not entitled to vote at a general meeting or to be counted for the purpose of constituting a quorum unless all calls and other sums presently payable by the member in respect of shares in the company have been paid.

67. Objections to qualification to vote

(a) An objection to the qualification of a person to vote may be raised before or at the meeting or adjourned meeting at which the vote objected to is tendered.

(b) Any objection shall be referred to the chair of the meeting, whose decision shall be final.

(c) A vote allowed after an objection shall be valid for all purposes.

68. Number of proxies

(a) A member entitled to cast 2 or more votes on a resolution may appoint 2 proxies. A proxy need not be a member.

(b) If a member appoints 2 proxies, neither proxy is entitled to vote on a show of hands.

(c) If an instrument appointing 2 proxies does not specify the proportion or number of the member's votes each proxy is entitled to exercise, each proxy may exercise half the votes, disregarding any fractions of votes.

69. Form of proxy

(a) An instrument appointing a proxy must be in writing and:

(i) if the appointor is a natural person, be signed by the appointor or the appointor's attorney duly authorised in writing; or

(ii) if the appointor is a corporation, be executed with the seal or without the seal in accordance with the Law or under the hand of a duly authorised officer or attorney,

but otherwise may, subject to the Law and the Listing Rules, be in any form that the Directors may accept or stipulate.

(b) Subject to Clause 71(b), a proxy may vote as the proxy thinks fit on any motion or resolution in respect of which no manner of voting is indicated in the instrument of appointment.

(c) Where an instrument of proxy is signed by all of the joint holders of any shares, the votes of the proxy so appointed must be accepted in respect of those shares to the exclusion of any votes tendered by a proxy for any one of those joint holders.

(d) The chair may decide the validity of a proxy or power of attorney or a facsimile of either document.

70. Lodgment of proxies

(a) The documents to be received under the Law for an appointment of a proxy to be effective must be received by the company not less than 48 hours before the meeting commences or (in the case of an adjournment) resumes, unless the notice of meeting specifies a shorter period.

(b) For an instrument appointing an attorney to act on behalf of a member at all meetings of the company (or at all meetings for a specified period) to be effective the following documents must be receivedg by the company at least 48 hours (or any shorter period as the Directors may permit or specified by the Law) before the commencement of the meeting or adjourned meeting at which the attorney proposes to vote:

  (i) the power of attorney or a certified copy of that power of attorney; and

  (ii) any evidence that the Directors may require of the validity and non-revocation of that power of attorney.

(c) For the purposes of this paragraph, the company receives these documents when they are received at any of the following:

  (i) the company's registered office;

  (ii) a place, facsimile number or electronic address specified for the purpose in the notice of meeting.

71. Validity of proxies

(a) A vote exercised in accordance with the terms of an instrument of proxy, a power of attorney or other relevant instrument of appointment is valid despite:

  (i) the previous death or unsoundness of mind of the principal;

  (ii) the revocation of the instrument (or of the authority under which the instrument was executed) or the power; or

  (iii) the transfer of the share in respect of which the instrument or power is given,

  if no notice in writing of the death, unsoundness of mind, revocation or transfer (as the case may be) has been received by the company at its registered office at least

48 hours (or any shorter period as the Directors may permit or specified by the Law) before the commencement of the meeting, or adjourned meeting at which the instrument is used or the power is exercised.

(b) A proxy is not revoked by the principal attending and taking part in the meeting unless the principal actually votes at the meeting on the resolution for which the proxy is proposed to be used.

72. Where proxy is incomplete

(a) No instrument appointing a proxy shall be treated as invalid merely because it does not contain:

(i) the address of the appointor or of a proxy;

(ii) the proxy's name or the name of the office held by the proxy; or

(iii) in relation to any or all resolutions, an indication of the manner in which the proxy is to vote.

(b) Where the instrument does not specify the name of a proxy, the instrument is taken to be given in favour of the chair of the meeting.

73. Right of officers and advisers to attend general meetings

(a) A Director (even if not a member) is entitled to be present and to speak at any general meeting.

(b) A Secretary (even if not a member) is entitled to be present and, at the request of the chair, to speak at any general meeting.

(c) Any other person (whether a member or not) requested by the Directors to attend any general meeting is entitled to be present and, at the request of the chair, to speak at that general meeting.

APPOINTMENT, REMOVAL AND REMUNERATION OF DIRECTORS

74. Appointment and removal

(a) Subject to the Law, the company may at any time by resolution passed in general meeting:

(i) appoint any person to be a Director; or

(ii) remove any Director from office.

(b) Subject to the Law, the Directors may at any time appoint any person as a Director. Subject to Clause 94(c), that person shall hold office until the end of the next following annual general meeting and shall be eligible for election at that meeting without needing to give any prior notice.

(c) The number of Directors shall not be more than such number as the Directors may from time to time determine.

75. No share qualification

Directors are not required to hold shares in the capital of the company.

76. Retirement

(a) Subject to Clause 94(c), no Director shall hold office for a continuous period in excess of 3 years or past the third annual general meeting following the Director's appointment, whichever is the longer, without submitting for re-election. If no such Director would otherwise be required to submit for re-election but the Listing Rules require that an election of Directors be held, the Director to retire at the annual general meeting will be the director who has been longest in office since their last election, but, as between persons who became directors on the same day, the one to retire shall (unless they otherwise agree among themselves) be determined by lot.

(b) A retiring Director under paragraph (a) shall be eligible for re-election without needing to give any prior notice of an intention to submit for re-election and shall hold office as a Director until the end of the meeting at which the Director retires.

(c) No person other than a retiring Director or a Director vacating office under Clause 74(b) is eligible to be elected a Director at any general meeting unless a notice of the Director's candidature is given to the company at least 35 Business Days before the meeting (or, in the case of a meeting that members have requested Directors to call, 30 Business Days).

77. Remuneration

(a) The Directors shall be paid for their services as Directors.

(b) The remuneration or fees payable from time to time to non-executive Directors shall be as the Directors determine and, if required by the Listing Rules:

(i) the fees component of that remuneration or the remuneration shall be in an amount not exceeding in aggregate a maximum sum that is from time to time approved by resolution of the company; and

(ii) any notice convening a general meeting at which it is proposed to seek approval to increase the maximum aggregate sum shall specify the proposed new maximum aggregate sum and the amount of the proposed increase.

(c) The remuneration or fees fixed under paragraph (b):

(i) shall be divided among the Directors in the proportions as they may agree or, if they cannot agree, equally among them; and

(ii) the fees component of the remuneration or the remuneration shall be exclusive of any benefits which the company provides to Directors in satisfaction of legislative schemes (including benefits provided under superannuation guarantee or similar schemes).

(d) Fees payable to non-executive Directors shall be by a fixed sum and not by a commission on or as a percentage of the operating revenue of the company.

(e) The remuneration to which a Director is entitled may be provided to a Director in cash or in such other form as is agreed between the company and the Director. A Director may elect to forgo some or all of the Director's entitlement to cash remuneration in favour of another agreed form of remuneration and vice versa, provided the total cost to the Company of that Director's remuneration is not thereby increased above the maximum for that Director under paragraph (c).

(f) The Directors shall also be entitled to be paid or reimbursed for all travelling and other expenses properly incurred by them in attending and returning from any meeting of the Directors, committee of the Directors, general meeting of the company or otherwise in connection with the business or affairs of the company.

(g) If any Director, with the approval of the Directors, performs extra services or makes any special exertions for the benefit of the company, the Directors may approve the payment to that Director of special and additional remuneration as the Directors think fit having regard to the value to the company of the extra services or special exertions. Any special or additional remuneration shall not include a commission on or percentage of profits or operating revenue or turnover.

(h) Subject to the Law and the Listing Rules, an executive Director may be appointed on such terms as to remuneration, tenure of office and otherwise as may be agreed by the Directors.

(i) Subject to the Law and the Listing Rules, a Director may be engaged by the company in any other capacity (other than auditor) and may be appointed on such terms as to remuneration, tenure of office and otherwise as may be agreed by the Directors.

78. Vacation of office

In addition to the circumstances in which the office of a Director becomes vacant:

(a) under the Law;

(b) because of a resolution under Clause 74(a)(ii); or

(c) under Clause 76,

the office of a Director becomes vacant if the Director:

(d) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(e) resigns by notice in writing to the company;

(f) is absent without the consent of the Directors from meetings of the Directors for 3 consecutive months; or

(g) dies.

79. Retiring allowance for Directors

(a) In addition to amounts payable under Clause 77, the company may make any payment or give any benefit to any Director of the company or of a subsidiary or any other person in connection with the Director's retirement, resignation from or loss of office or death while in office, if it is made or given in accordance with the Law and the Listing Rules.

(b) Subject to paragraph (a), the company may:

(i) make contracts or arrangements with a Director or a person about to become a Director of the company or a subsidiary under which the Director or any person nominated by the Director is paid or provided with a lump sum payment, pension, retiring allowance or other benefit on or after the Director or person about to become a Director ceases to hold office for any reason;

(ii) make any payment under any contract or arrangement referred to in sub-paragraph (i); and

(iii) establish any fund or scheme to provide lump sum payments, pensions, retiring allowances or other benefits for:

(A) Directors, on them ceasing to hold office; or

(B) any person including a person nominated by the Director, in the event of the Director's death while in office,

and from time to time pay to the fund or scheme any sum as the company considers necessary to provide those benefits.

(c) The company may impose any conditions and restrictions under any contract, arrangement, fund or scheme referred to in paragraph (b) as it thinks proper.

(d) The company may authorise any subsidiary to make a similar contract or arrangement with its Directors and make payments under it or establish and maintain any fund or scheme, whether or not all or any of the Directors of the subsidiary are also Directors of the company.

79A. Retiring allowances limited

Notwithstanding clause 79:

(a) no retirement allowance shall be payable to any non-executive Director who was not a Director at 31 December 2003;

(b) no retirement allowance paid to any non-executive Director who was a Director at 31 December 2003 shall exceed the amount that would have been paid had he or she retired on that day, apart from any increase under paragraph (c); and

(c) the amount payable under paragraph (b) will be increased once every year at the earlier of either the date of retirement or annually on 31 December by the average during the relevant period of the 5 year Australian government bond rate.

POWERS AND DUTIES OF DIRECTORS

80. Powers of Directors

(a) Subject to the Law, the Listing Rules and this Constitution, the business of the company is managed by the Directors, who may exercise all powers of the company which are not, by the Law, the Listing Rules or this Constitution, required to be exercised by the company in general meeting.

(b) Without limiting the generality of paragraph (a), the Directors may exercise all the powers of the company:

(i) to borrow money, to charge any property or business of the company or all or any of its uncalled capital;

(ii) to issue debentures or give any other security for a debt, liability or obligation of the company or of any other person.

81. Appointment of attorneys

(a) The Directors may, by power of attorney, appoint any person to be the attorney of the company for such purposes, with the powers, authorities and discretions vested in or exercisable by the Directors for any period and subject to any conditions as they think fit.

(b) Any appointment under paragraph (a) may be made on terms for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate all or any of the powers, authorities and discretions vested in the attorney.

82. Negotiable instruments

All negotiable instruments of the company shall be executed by the persons and in the manner the Directors decide from time to time.

PROCEEDINGS OF DIRECTORS

83. Proceedings

(a) The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

(b) A Director may at any time, and on the request of a Director, a Secretary shall convene a meeting of the Directors.

(c) Reasonable notice must be given to every Director of the place, date and time of every meeting of the Directors. Notice need not be in writing and may be made by facsimile transmission, electronically or any other means the Directors agree from time to time. Where any Director is for the time being away from their usual place of contact, notice need only be given to that Director if contact details have been given by that Director to the company, but notice shall always be given to any alternate Director whose appointment by that Director is for the time being in force.

(d) A Director may waive notice of any meeting of Directors by notifying the company to that effect in person or by any other means.

(e) The non-receipt of notice convening a Directors' meeting by, or the accidental omission to give notice to any person entitled to receive notice does not invalidate the proceedings, or any resolution passed at a Directors' meeting.

84. Meetings by technology

(a) For the purposes of the Law, each Director, on becoming a Director (or on the adoption of this Constitution), consents to the use of the following technology for holding a Directors' meeting:

(i) video;

(ii) telephone;

(iii) electronic mail;

(iv) any other technology which permits each Director to communicate with every other Director; or

(v) any combination of the technologies described in the above paragraphs.

A Director may withdraw the consent given under this Clause in accordance with the Law.

(b) Where the Directors are not all in attendance at one place and are holding a meeting using technology and each Director can communicate with the other Directors:

(i) the participating Directors shall, for the purpose of every provision of this Constitution concerning meetings of the Directors, be taken to be assembled together at a meeting and to be present at that meeting; and

(ii) all proceedings of those Directors conducted in that manner shall be as valid and effective as if conducted at a meeting at which all of them were present.

85. Quorum at meetings

At a meeting of Directors, the number of Directors whose presence is necessary to constitute a quorum is 3 Directors entitled to vote on at least one item of business. Unless the Directors determine otherwise, the quorum need only be present at the time when the meeting proceeds to business.

86. Chair of Directors

(a) The Directors may elect one of their number as their chair and one as deputy chair and may decide the period for which the chair and deputy chair are to hold office as chair and deputy chair. References to the chair in this Constitution include, in the absence of the chair, the deputy chair (unless the context otherwise requires).

(b) Where a meeting of Directors is held and:

(i) a chair has not been elected as provided by paragraph (a); or

(ii) the chair is not present at the time appointed for the holding of the meeting or does not wish to chair the meeting,

the deputy chair shall be chair of the meeting or if paragraphs (a) or (b) applies to the deputy chair, the Directors present shall elect one of their number to be a chair of the meeting.

(c) The remuneration of the chair and any deputy chair shall be from the remuneration fixed under Clause 77(b) and decided by the Directors in accordance with Clause 77(c).

87. Proceedings at meetings

(a) Subject to this Constitution, questions arising at a meeting of Directors shall be decided by a majority of votes of Directors present and voting and for all purposes any such decision is taken to be a decision of the Directors.

(b) Subject to the Law and any applicable Listing Rules, in the case of an equality of votes, the chair of the meeting does not have a casting vote.

(c) Except as provided in the Law or the Listing Rules, a Director:

(i) who has an interest in a matter may vote in respect of that matter if it comes before the Directors and be counted as part of the quorum;

(ii) may enter into contracts with, or otherwise have dealings with, the company; and

(iii) may hold other offices in the company.

88. Alternate Directors

(a) A Director may, with the approval of a majority of the other Directors, appoint a person (whether a member of the company or not) to be an alternate Director in the Director's place during any period that the Director thinks fit.

(b) An alternate Director may, but need not be, a member or a Director of the company.

(c) One person may act as an alternate Director to more than one Director.

(d) An alternate Director is entitled to notice of meetings of the Directors and, if the appointor is not present at such a meeting, is entitled to attend and vote in the appointor's stead.

(e) In the absence of the appointor, an alternate Director may exercise any powers which the appointor may exercise. The exercise of any power by the alternate Director (including signing a document) shall be taken to be the exercise of the power by the appointor. The exercise of any power by the alternate Director shall be as agent of the company and not as agent of the appointor. Where the alternate is another Director, that Director shall be entitled to cast a deliberative vote on the Director's own account and on account of each person by whom the Director has been appointed as an alternate Director.

(f) The appointment of an alternate Director:

(i) may be terminated at any time by the appointor even if the period of the appointment of the alternate Director has not expired; and

(ii) terminates automatically if the appointor vacates office as a Director.

(g) An appointment or the termination of an appointment of an alternate Director shall be effected by service on the company of a notice in writing signed by the Director making the appointment.

(h) Other than:

(i) for reimbursement of expenses under Clause 77(f); or

(ii) as authorised by the Directors,

an alternate Director is not entitled to any remuneration from the company for acting as an alternate Director.

(i) Any remuneration that is paid to an alternate Director under sub-paragraph (h)(ii), other than reimbursement of expenses under Clause 77(f), must be deducted from the remuneration of the appointor.

89. Delegation

The Directors may delegate any of their powers in accordance with the Law.

90. Vacancies

If the number of Directors is reduced below the minimum set by the Law:

(a) for so long as their number is sufficient to constitute a quorum, the remaining Directors may act; and

(b) if the number of remaining Directors is not sufficient to constitute a quorum, the remaining Director or Directors may act only for the purpose of increasing the number of Directors to the minimum number required under this Constitution to constitute a quorum.

91. Committees

(a) Clauses 83, 84, 86 (other than paragraph (c)), 87 and 92 apply to any committee as if each reference in those Clauses to the Directors was a reference to the members of the committee and each reference to a meeting of Directors was to a meeting of the committee.

(b) The number of members whose presence at a meeting of the committee is necessary to constitute a quorum is the number determined by the Directors and, if not so determined, is 2. Unless the Directors determine otherwise, the quorum need only be present at the time when the meeting proceeds to business.

(c) The minutes of all the proceedings and decisions of every committee shall be made, entered and signed in the same manner in all respects as minutes of proceedings of the Directors are required by the Law to be made, entered and signed.

(d) Membership of a committee of Directors may, if the Directors so resolve, be treated as an extra service or special exertion performed by the members of the committee for the purpose of this Constitution.

92. Written resolutions

(a) If a document:

 (i) is sent to all those entitled to receive notice of a meeting at which a resolution could be put;

 (ii) contains a statement that the signatories to it are in favour of that resolution;

 (iii) the terms of the resolution are set out or identified in the document; and

 (iv) has been signed by all of the Directors entitled to vote on that resolution,

 a resolution in those terms is passed on the day on which and at the time at which the document was signed by the last of those Directors and the document has effect as a minute of the resolution.

(b) For the purposes of paragraph (a):

(i) 2 or more separate documents containing statements in identical terms each of which is signed by one or more Directors shall together be taken to constitute one document containing a statement in those terms signed by those Directors at the time at which the last of those documents to be signed was signed by a Director;

(ii) the signing of a document by an alternate Director is of no effect if the appointor has signed the document; and

(iii) a facimile transmission which is received by the company or an agent of the company and is sent for or on behalf of a Director or alternate Director shall be taken to be signed by that Director or alternate Director not later than the time of receipt of the facsimile transmission by the company or its agent in legible form.

93. Defects in appointments

(a) All acts done by any meeting of the Directors, committee of Directors, or person acting as a Director are as valid as if each person was duly appointed and qualified to be a Director or a member of the committee.

(b) Paragraph (a) applies even if it is afterwards discovered that there was some defect in the appointment of a person to be a Director or a member of a committee or to act as a Director or that a person so appointed was disqualified.

CHIEF EXECUTIVE OFFICER

94. Power to appoint Chief Executive Officer

(a) The Directors may appoint one or more Directors to the office of Chief Executive Officer for the period and on the terms as they think fit. Subject to the terms of any agreement entered into in a particular case, the Directors may at any time revoke any appointment, with or without cause.

(b) A Chief Executive Officer's appointment automatically terminates if the Chief Executive Officer ceases for any reason to be a Director.

(c) Clauses 74(b) and 76(a) do not apply to a Chief Executive Officer to the extent to which such Clauses might otherwise require the Chief Executive Officer to submit for re-election while Chief Executive Officer (but if there is more than one Chief Executive Officer only one, as determined by a resolution of the Directors, is entitled not to be subject to election or re-election by the members).

(d) If a Director ceases to be the Chief Executive Officer, that person shall automatically cease to be a Director, unless the other Directors resolve that the person should remain a Director until the next annual general meeting in which case that Director shall be treated as a retiring Director under Clause 76 at that annual general meeting.

95. Remuneration

A Chief Executive Officer shall, subject to the Law, the Listing Rules and the terms of any agreement between the Chief Executive Officer and the company, receive remuneration (whether by way of salary, commission or participation in profits, or a combination of them) as the Directors decide.

96. Delegation of powers to Chief Executive Officer

(a) The Directors may, upon the terms and conditions and with any restrictions as they think fit, delegate to a Chief Executive Officer any of the powers exercisable by them.

(b) Any powers so conferred may be concurrent with the powers of the Directors.

(c) The Directors may at any time withdraw, suspend or vary any of the powers conferred on the Chief Executive Officer.

SECRETARIES AND OTHER OFFICERS

97. Secretaries

(a) A Secretary of the company holds office on the terms and conditions, as to remuneration and otherwise, as the Directors decide.

(b) The Directors may at any time terminate the appointment of a Secretary.

98. Other officers

(a) The Directors may from time to time:

(i) create any other position or positions in the company with the powers and responsibilities as the Directors may from time to time confer; and

(ii) appoint any person, whether or not a Director, to any position or positions created under this sub-paragraph (a).

(b) The Directors at any time may terminate the appointment of a person holding a position created under sub-paragraph (a)(i) and may abolish the position.

INSPECTION OF RECORDS

99. Inspection of records

(a) The Directors may authorise a member to inspect books of the company to the extent, at the time and places and under the conditions, the Directors consider appropriate.

(b) A member (other than a Director) does not have the right to inspect any document of the company except as provided by law or as authorised by the Directors.

DIVIDENDS, INTEREST AND RESERVES

100. Powers to determine Dividends and pay interest

(a) Subject to the Law and to any special rights or restrictions attached to any shares, the Directors may from time to time determine that a Dividend is payable. The Directors may fix the amount, the time for payment and the method of payment of a Dividend. The method of payment may include the payment of cash, the issue of shares, the grant of options and the transfer of assets, including shares or other securities in another body corporate (or any combination of them).

(b) No Dividend shall bear interest against the company.

101. Crediting of Dividends

(a) Subject to any special rights or restrictions attached to any shares, every Dividend on a share in the company will be paid as follows, unless otherwise resolved by the Directors:

(i) if the share to which a particular Dividend relates is fully paid and was fully paid during the whole period in respect of which the Dividend is to be paid, that Dividend shall be equal to the Dividend paid on each other share which was fully paid during the whole period in respect of which the Dividend is to be fully paid; and

(ii) if the share to which a particular Dividend relates is partly paid, or is fully paid but was not fully paid during the whole of the period in respect of which the Dividend is to be paid, that Dividend shall be apportioned, and paid proportionately to the amounts paid (not credited) on the share in respect of which the Dividend is to be paid with respect to the issue price of the share (excluding amounts credited) during any part or parts of the period in respect of which the Dividend is to be paid.

(b) An amount paid on a share in advance of a call is not taken for the purposes of sub-paragraph (a)(ii) to be paid on the share.

(c) Subject to any special rights or restrictions attached to any shares, the Directors may from time to time resolve that Dividends are to be paid out of a particular source or particular sources, and where the Directors so resolve, they may, in their absolute discretion:

(i) allow each or any member to elect from which specified sources that particular member's Dividend may be paid by the company; and

(ii) where such elections are permitted and any member fails to make such an election, the Directors may, in their absolute discretion, identify the particular source from which Dividends will be payable.

102. Reserves

(a) The Directors may at their discretion set aside out of the profits of the company any sums as they think proper as reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the company may be properly applied.

(b) Pending any application under paragraph (a), the reserves may, at the discretion of the Directors, either be employed in the business of the company or be invested in any investments as the Directors may from time to time think fit.

(c) The Directors may, without placing them to any reserve, carry forward any profits which they may think prudent not to divide or capitalise.

103. Deduction of unpaid amounts

The Directors may deduct from any Dividend payable to a member all sums of money presently payable by the member to the company on account of calls or otherwise in relation to shares in the company.

104. Distributions in kind

If the Directors have determined to pay a Dividend or to return capital by a reduction of capital, a buy-back or otherwise, wholly or partly by the distribution of specific assets (including by the issue of shares or other securities or by the transfer of shares or other securities in any other body corporate), the Directors may:

(a) if a difficulty arises in regard to that distribution, settle the matter as they think fit and fix the value for distribution of the specific assets or any part of those assets;

(b) decide that cash payments will be made, and make such payments to any members on the basis of the value so fixed in order to adjust the rights of all parties;

(c) vest any specific assets in trustees;

(d) authorise any person to make, on behalf of all the members entitled to any shares or securities, an agreement with the company (or other relevant body corporate) providing for the issue or transfer to them of any further shares or securities.

105. Payment of distributions

(a) Any Dividend, interest or other money payable in cash in respect of shares may be paid by any of the following means, in the company's discretion, at the sole risk of the intended recipient:

(i) by cheque sent through the post directed to:

(A) the address of the member as shown in the register or, in the case of joint holders, to the address shown in the register as the address of the joint holder first named in that register; or

(B) to any other address as the member or joint holders in writing directs or direct; or

(ii) by electronic funds transfer to an account with a bank or other financial institution nominated by the member and acceptable to the company; or

(iii) by any other means determined by the Directors; or

(iv) otherwise disposed of according to law.

(b) Subject to law, all Dividends unclaimed may be invested or otherwise used by the Directors for the benefit of the company until claimed or otherwise disposed of according to law.

CAPITALISATION OF PROFITS

106. Capitalisation of profits

(a) The company in general meeting or the Directors may resolve:

(i) to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account, profit and loss account or otherwise available for distribution to members; and

(ii) that the sum referred to in sub-paragraph (i) be applied, in any of the ways mentioned in paragraph (b), for the benefit of members in full satisfaction of their interest in the capitalised sum, in the proportions to which those members would have been entitled in a distribution of that sum by way of Dividend or if there is no such proportional entitlement, as the Directors determine.

(b) The ways in which a sum may be applied for the benefit of members under paragraph (a) are:

(i) in paying up any amounts unpaid on shares held by members;

(ii) in paying up in full unissued shares or debentures to be issued to members as fully paid;

(iii) partly as mentioned in subparagraph (i) and partly as mentioned in subparagraph (ii); or

(iv) any other application permitted by law or the Listing Rules.

(c) Where the conditions of issue of a partly paid share so provide, the holder shall be entitled to participate in any application of a sum under paragraph (b) to a greater extent than would have been the case had those funds been distributed by Dividend but not to any greater extent than permitted by the terms of issue.

(d) The Directors shall do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the members amongst themselves, may:

(i) fix the value for distribution of the specific assets or any part of those assets;

(ii) issue fractional certificates or make cash payments in cases where shares or debentures become issuable in fractions or determine that fractions may be disregarded;

(iii) vest any cash or specific assets in trustees on trust for the persons entitled as they think fit; and

(iv) authorise any person to make, on behalf of all the members entitled to any further shares or debentures on the capitalisation, an agreement with the company providing for the issue to them, credited as fully paid up, of any further shares or debentures or for the payment by the company on their behalf the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised and any agreement made under that authority is effective and binding on all the members concerned.

BONUS SHARE PLAN

107. Bonus share plan

(a) The Directors may:

(i) establish and maintain a bonus share plan on such terms as the Directors may determine from time to time; and

(ii) vary, suspend or terminate the plan.

(b) For the purposes of the plan, the Directors may in their absolute discretion offer to members of the company:

(i) an opportunity to participate in the plan in respect of all or some of their shares; and

(ii) an opportunity to request that, instead of participating in any Dividends in respect of such shares, they have allotted and issued to them shares under the plan credited as fully paid.

(c) The Directors may under the plan credit shares in the capital of the company as fully paid by capitalising any sum standing to the credit of the company's profit and loss account or otherwise available for distribution and may apply that sum in crediting shares in the company as fully paid up.

(d) If a participant in the plan requests that in respect of certain shares the member not be entitled to participate in any Dividend, the Dividend shall be taken to relate only

to the balance of the shares held by that participant at the time of the record date for the payment of that Dividend.

(e) Where the Directors have received a request from a participant in the plan in respect of certain shares that shares in the company be allotted and issued to the participant in accordance with the plan and the Directors decide in their absolute discretion to comply with that request, the rights attaching to the shares the subject of the request shall not be taken to have been varied although the Dividend is not paid on all of the shares in the class and although all of the shares in the class do not rank in calculating the number of fully paid shares to be allotted and issued to the participant in accordance with the plan.

(f) In offering opportunities to members to participate in the plan, the Directors may give such information as in their opinion may be useful to assist members in assessing the opportunity and making requests to their best advantage. The Directors, the company and its officers shall not be responsible for, nor shall they be obliged to provide, any legal or taxation advice in respect of the choices available to members.

(g) The Directors shall be under no obligation:

(i) to admit any member as a participant in the plan;

(ii) to comply with any request made by a member who is not admitted as a participant in the plan.

(h) In establishing and maintaining the plan, the Directors shall act in accordance with the provisions of this Constitution and may exercise all or any of the powers conferred upon them by this Constitution or by the Law.

DIVIDEND REINVESTMENT PLANS

108. Dividend reinvestment plans

(a) The Directors may:

(i) establish one or more plans on such terms as the Directors may determine from time to time under which some or all members may elect that Dividends to be paid in respect of some or all of the shares from time to time held by the member shall be satisfied by the issue of fully paid shares;

(ii) on or after establishment of any plan, extend participation in it, in whole or in part, to some or all of the holders of debt obligations of the company in respect of interest upon such obligations in like manner as if that interest were Dividends; and

(iii) vary, suspend or terminate the plan.

(b) Any such plan shall have effect in accordance with its terms and the Directors shall do all things necessary and convenient for the purpose of implementing the plan, including, the making of each necessary allotment of shares and of each

necessary appropriation, capitalisation, application, payment and distribution of funds which may lawfully be appropriated, capitalised, applied, paid or distributed for the purpose of the allotment.

(c) Any such plan may be terminated by the Directors.

(d) For the purpose of giving effect to any such plan, appropriations, capitalisations, applications, payments and distributions as referred to in this Clause may be made and the powers of the Directors under this Clause shall apply and may be exercised (with such adjustments as may be required) even if only some of the members or holders of shares of any class participate in the appropriations, capitalisation, application, payment or distribution.

(e) In offering opportunities to members to participate in any such plan, the Directors may give such information as in their opinion may be useful to assist members in assessing the opportunity and making requests to their best advantage. The Directors, the company and its officers shall not be responsible for, nor shall they be obliged to provide, any legal, taxation or financial advice in respect of the choices available to members.

(f) The Directors shall be under no obligation:

(i) to admit any member as a participant in any such plan; nor

(ii) to comply with any request made by a member who is not admitted as a participant in any such plan.

(g) In establishing and maintaining any such plan, the Directors shall act in accordance with the provisions of this Constitution and may exercise all or any of the powers conferred on them by the terms of any such plan, by this Constitution or by the Law.

NOTICES

109. Notices generally

Subject to the Law and the Listing Rules:

(a) Members must provide at the company's registered office or share registry, a place of address. Any member who has not left at or sent to the registered office, a place of address at or to which all notices and documents of the company may be served or sent is not entitled to receive any notice but the company may elect to serve such notices to any facsimile number or an electronic mail address notified by the member.

(b) A notice may be given by the company to any member by, in its discretion:

(i) serving it on the member personally;

(ii) sending it by post to the member or leaving it at the member's address as shown in the register or the address supplied by the member to the company for the giving of notices;

(iii) transmitting it to the facsimile number supplied by the member to the company for the giving of notices;

(iv) transmitting it electronically to the electronic mail address given by the member to the company for giving notices; or

(v) serving it in any manner contemplated in this paragraph (b) on a member's attorney as specified by the member in a notice given under paragraph (c).

(c) A member may, by written notice to the Secretary left at or sent to the registered office or share registry, request that all notices to be given by the company or the Directors be served on the member's attorney at an address specified in the notice and the company may do so in its discretion.

(d) Notice to a member whose address for notices is outside Australia shall be sent by airmail, air courier, facsimile transmission or electronic mail.

(e) Where a notice is sent by post, airmail or air courier, service of the notice shall be taken to be effected by properly addressing and posting or delivering to the air courier a letter containing the notice and to have been effected on the day after the date of its posting or delivery to the air courier.

(f) In proving service of any notice, it will be sufficient to prove that the letter containing the notice was properly addressed and put into the post office or other public postal receptacle or delivered to the air courier.

(g) A certificate in writing signed by any Secretary or other officer of the company that the letter containing the notice was so addressed and posted is conclusive evidence of those things.

(h) Where a notice is sent by facsimile or electronic transmission, service of the notice is taken to be effected by properly addressing and sending or transmitting the notice and to have been effected on the day it is sent.

(i) A notice may be given by the company to a person entitled to a share in consequence of the death, legal disability or bankruptcy of a member:

(i) by serving it on the person personally;

(ii) by sending it by post addressed to the person by name or by the title of representative of the deceased or assignee of the bankrupt or by any like description at the address (if any) supplied for the purpose by the person;

(iii) if such an address has not been supplied, at the address to which the notice might have been sent if the death or bankruptcy had not occurred;

(iv) by transmitting it to the facsimile number supplied by the person to the company; or

(v) if such a facsimile number has not been supplied, by transmitting it to the facsimile number to which the notice might have been sent if the death or bankruptcy had not occurred; or

(vi) by transmitting it to the electronic mail address supplied by the person to the company.

(j) Where a period of notice is required to be given, the day on which the notice is deemed to be served will, but the day of doing the act or other thing will not, be included in the number of days or other period.

110. Notices of general meeting

(a) Notice of every general meeting shall be given:

(i) in the manner authorised by Clause 109(b):

(ii) subject to Clause 111, to every member and to each Director;

(iii) to every person entitled to a share in consequence of the death or bankruptcy of a member who, but for death or bankruptcy, would be entitled to receive notice of the meeting; and

(iv) to the auditor to the company.

(v) The notice must specify a place and a facsimile number for the purpose of receiving proxy appointments.

(b) Notice of every general meeting must also be given in accordance with the Listing Rules to any other person to whom the company is required to give notice under the Listing Rules.

(c) No other person is entitled by this Constitution to receive notice of general meetings.

JOINT HOLDERS

111. Joint holders

(a) Joint holders of a share shall give to the company notice of:

(i) a single address for the purpose of all notices given by the company under Clause 109, and for the payment of Dividends and the making of distributions in accordance with Clauses 104 and 105; and

(ii) a single account for the payment of monies by electronic funds transfer in accordance with Clause 105(a)(ii), if so desired,

in respect of that share.

(b) Where the company receives notice under paragraph (a), the giving of notice, the payment of Dividends or the making of distributions, to the address or account so notified shall be deemed given, paid or made to all joint holders of the relevant share.

(c) Where joint holders of a share fail to give notice to the company in accordance with paragraph (a), the company may give notice, pay Dividends and make distributions to the address of the joint holder whose name first appears in the register.

(d) Any of the joint holders of a share may give effective receipt for all Dividends and payments in respect of the share.

(e) In the absence of any express direction from those persons to the contrary, the company shall enter the names of those persons as members in the register of members in the order in which their names appear on the application for shares or the instrument of transfer or the notice of death or bankruptcy given to the company to establish those persons' entitlement to the share or shares.

SMALL SHAREHOLDINGS

112. Sale of small holdings

Subject to the Listing Rules:

(a) If at any time the number of shares registered in the name of a member (including shares to which the member is jointly entitled) is less than a Marketable Parcel, then the Directors may serve a written notice on the member advising the member that the company intends to sell those shares.

(b) The notice given under this Clause must be served on all members named in the register as the holder of shares being less than a Marketable Parcel.

(c) The notice must state that unless the member advises the company before the date referred to in the notice (being no less than 6 weeks after the date the notice is issued or such other period required by the Listing Rules) that the member wishes to retain the member's shareholding, the shares referred to in the notice will be sold.

(d) If a member does not advise the company by the date referred to in the notice that the member wishes to retain the member's shareholding, then the Directors may sell those shares together with all rights attaching to those shares, including any unpaid dividends.

(e) Any shares sold under this Clause will be sold in the manner the Directors decide. For the purpose of the sale:

   (i) the member appoints any two Directors jointly, as the member's attorneys for the purpose of giving instructions to initiate or effect a transfer, effecting a transfer or executing any instrument to transfer those shares;

   (ii) the transferee will not be bound to see to the regularity of proceedings or to the application of the purchase monies and the title of the transferee will not be affected by any irregularity or invalidity in connection with the sale.

(f) Once the transferee's name has been entered into the register in respect of the shares, the title of the transferee will be indefeasible and the remedy of any person aggrieved by the sale will be in damages against the company.

(g) The company (where permitted by the Law) or the transferee will bear all costs as a result of the sale of the shareholding.

(h) The proceeds of any sale will be held in such manner as the Directors determine. The proceeds of the sale will not be remitted until the company receives the share certificates (if any) relating to the shares the subject of the sale.

(i) A certificate in writing under the hand of any two Directors or any one Director and the Secretary that:

(i) any notice required to be served on or by the company was served; and

(ii) any resolution of the Directors required to be made was made,

will be sufficient evidence of the facts stated in the certificate against all persons claiming to be entitled to those shares and to the right and title of the company to dispose of them.

(j) The company will cancel the share certificates (if any) of all members whose shares are sold under this Clause.

(k) This Clause may be invoked only once in any period of 12 months.

(l) Notices given under this Clause and the resulting power of sale will cease to have effect following announcement of an off-market bid or the making of a market bid in respect of the share, or any class of share, of the company but, despite paragraph (k), the procedure may be started again after the close of the offers made under the bid or, subject to the approval of the Exchange, the withdrawal of the offers made under the bid under the Law.

WINDING UP

113. Winding up

Subject to the rights or restrictions attached to any share or classes of shares, if the company is wound up, the property of the company available for distribution among the members shall be divided among the members in proportion to the shares held by them irrespective of the amounts paid up or credited as paid up on the shares. The company may deduct from any such distribution to a member all sums of money payable by the member to the company on account of calls or otherwise in relation to shares in the company (to the extent not previously paid).

114. Division of Property

(a) If the company is wound up, the liquidator may:

(i) with the sanction of a special resolution, divide among the members in kind the whole or any part of the property of the company;

(ii) for that purpose set a value as the liquidator considers fair on any property to be so divided; and

(iii) decide how the division is to be carried out as between the members or different classes of members.

(b) The liquidator may, with the sanction of a special resolution, vest the whole or any part of any property in trustees on any trusts for the benefit of the contributories as the liquidator thinks fit, but so that no member is compelled to accept any shares or other securities in respect of which there is any liability.

INDEMNITY

115. Indemnity and Insurance

(a) To the extent permitted by law and without limiting the powers of the company, the company indemnifies each person who is, or has been, a director, secretary or other officer of the company or any of its subsidiaries against any liability incurred by that person as a director, secretary or other officer of the company or any of its subsidiaries:

(i) other than:

(A) a liability (not including legal costs) owed to the company or a related body corporate of the company; or

(B) a liability (not including legal costs) for a pecuniary penalty order under section 1317G or a compensation order under section 1317H or 1317HA of the Law (or a similar provision of the corresponding legislation in another jurisdiction); or

(C) a liability (not including legal costs) that is owed to someone (other than the company or a related body corporate) and did not arise out of conduct in good faith;

(ii) for legal costs incurred in defending an action for a liability incurred as a director, secretary or other officer of the company or any of its subsidiaries if the costs are incurred other than:

(A) in defending or resisting civil proceedings in which the person is found to have a liability for which they could not be indemnified under paragraph (a)(i); or

(B) in defending or resisting criminal proceedings in which the person is found guilty; or

(C) in defending or resisting proceedings brought by ASIC (or a corresponding regulatory authority in another jurisdiction) or a liquidator for a court order if the grounds for making the order are found by the court to be established; or

(D) in connection with proceedings for relief to the person under the Law (or corresponding legislation in another jurisdiction) in which the court denies the relief.

Paragraph (C) does not apply to costs incurred in responding to actions brought by ASIC (or a corresponding regulatory authority in another

jurisdiction) or a liquidator as part of an investigation before commencing proceedings for the court order; and

(b) To the extent permitted by law and without limiting the powers of the company, the Directors may authorise the company to, and the company may enter into any:

(i) documentary indemnity in favour of; or

(ii) insurance policy for the benefit of,

a person who is, or has been, a director, secretary, employee or other officer of the company or of a subsidiary of the company or a related body corporate of the company or a joint venture entity in which the company is involved, which indemnity or insurance policy may be in such terms as the Directors approve and, in particular, may apply to acts or omissions prior to or after the time of entering into the indemnity or policy.

(c) The benefit of any indemnity previously given to any person in respect of liabilities arising directly or indirectly from facts or circumstances occurring before the adoption of this Constitution is not affected by this Clause or by the repeal of the former constitution.

(d) The benefit of the indemnity given in paragraph (a) continues, even after paragraph (a) or the terms of this paragraph (d) are modified or deleted, in respect of a liability arising out of acts or omissions occurring prior to the modification or deletion.

(e) In this Clause, the expressions "officer", "related body corporate" and "ASIC" have the meaning given to those expressions in the Law.

COMPLIANCE WITH THE LISTING RULES

116. Listing Rules prevail

For so long as the company is admitted to the Official List of the Exchange, the following paragraphs apply.

(a) Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act must not be done.

(b) Nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

(e) If the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

TAKEOVER APPROVAL PROVISIONS

117. Restriction on registration

Subject to any applicable Listing Rule and the Law, the registration of any transfer of securities giving effect to a takeover contract under a proportional takeover bid in respect of securities of the company is prohibited unless and until a resolution to approve the takeover bid is passed in accordance with Clause 118.

118. Procedures

(a) Subject to paragraph (b), the only persons entitled to vote on a resolution to approve a proportional takeover bid are those persons who, as at the end of the day on which the first offer under the takeover bid was made, held securities included in the class of securities in respect of which the offer was made. Each person entitled to vote has one vote for each security in the relevant class held by the person at that time.

(b) Neither the bidder under the takeover bid nor any associate of the bidder (within the meaning of the Law) is entitled to vote on the resolution.

(c) The directors may decide whether the resolution is to be considered either:

(i) at a meeting convened and conducted by the company of the persons entitled to vote on the resolution; or

(ii) by means of a postal ballot to be carried out in accordance with Clause 119.

(d) If the resolution is put to a meeting, the provisions of this constitution relating to general meetings shall apply to the meeting with such modifications as the directors decide are required in the circumstances.

(e) The resolution shall be taken to have been passed only if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half.

119. Postal ballots

(a) This Clause applies if the resolution is to be considered by means of a postal ballot.

(b) A notice of postal ballot and ballot paper must be sent to all persons entitled to vote on the resolution not less than 14 days (or such shorter period as the directors

decide the circumstances require) before the date specified in the notice for closing of the postal ballot.

(c) The non-receipt of a notice of postal ballot or ballot paper by, or the accidental omission to give a notice of postal ballot or ballot paper to, a person entitled to vote shall not invalidate the postal ballot or any resolution passed under the postal ballot.

(d) The notice of postal ballot must set out the terms of the proposed resolution and the date for closing of the ballot.

(e) A ballot paper is valid only if:

(i) it is duly completed;

(ii) it is signed by the member or a duly authorised attorney or, where the member is a corporation, it is executed with a seal or without a seal in accordance with the Law or under the hand of a duly authorised officer or attorney; and

(iii) the ballot paper and the power of attorney or other authority (if any) under which the ballot paper is signed or a copy of that power or authority certified as a true copy by statutory declaration is or are received by the company no later than the closing date for the postal ballot at the place specified in the notice of postal ballot.

(f) Subject to paragraphs (b) to (e), the directors shall decide the form of the ballot paper and the manner in which a postal ballot is conducted.

Approved at the 2006 Annual General Meeting of the Company on 7 April 2006.

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

21 April 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

re: **Further conversion of Liquid Yield OptioN securities ("LYONs") to QBE ordinary shares**

We refer to our previous announcements regarding the conversion of LYONs.

A further portion of QBE LYONs was converted into 38,836 ordinary shares of the Company today ("Conversion Shares"). The total number of QBE shares on issue becomes 802,821,425.

The total number of shares issued as a result of LYONs conversions to date is 82,134,908 QBE shares. 200,650 LYONs remain unconverted.

The Conversion Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act 2001 ("Act"). As at the date of this notice, the Company has complied with:

(i) the provisions of Chapter 2M of the Act as they apply to the Company; and
(ii) section 674 of the Act.

This notice is given under paragraph 5(e) of section 708A of the Act.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

21 April 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

re: New closing date for DRP election

Please note in future the closing date for elections to participate in our Dividend Reinvestment Plan (DRP) will be the date of the relevant annual or half year dividend announcement.

This is to bring such date into line with the closing date for elections to participate under our Dividend Election Plan (bonus share plan).

The DRP booklet available under "Investor Information" on our website, www.qbe.com, will be updated accordingly.

The above will apply in particular to our 2006 interim dividend scheduled for announcement on 20 August 2006.

Yours faithfully,

D. Ramsay

Duncan Ramsay
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	38,836
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Part conversion of Liquid Yield Option Securities maturing 15 April 2022 (LYONs I) Conversion Prices: 37,344 shares at $9.04 each 761 shares at $10.80 each 731 shares at $12.62 each Conversion Date: 21 April 2006

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • *the date from which they do* • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 9.04 37,344 A$12.62 731 A$10.80 761
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of LYONs I issued on 9 April 2002 to fund repayment of certain bank loans on or before their maturity and to strengthen the balance sheet for rating purposes. See letter to ASX dated 9 April 2002 entitled 'QBE confirms Issue of Debt Based Securities'.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21.04.06

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
802,821,425	Ordinary Shares

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **19,302,740** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

+ See chapter 19 for defined terms.

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^+$securities to be quoted, it has been provided at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: D Ramsay (Company secretary) Date: 21 April 2006

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 21 April 2006.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
317,500	Options	24 May 2006
155,000	Options	31 May 2006
115,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
134,203	Options	12 March 2007
154,166	Options	2 March 2007
43,770	Options	12 March 2008
10,000	Options	2 November 2006
60,500	Options	2 March 2024
2,594,758	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,458,109	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
121,075	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
2,264,188	Options	1 March 2012
94,771	Options	6 April 2012
1,125,340	Conditional Rights	2 March 2007
46,500	Conditional Rights	1 April 2007
1,166,511	Conditional Rights	2 March 2008
46,204	Conditional Rights	7 April 2008
899,291	Conditional Rights	1 March 2009
35,539	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
641,390#	Options	31 July 2006
630,970#	Options	31 July 2006
200,093#	Options	31 July 2006
563,998#	Options	31 July 2006
363,549#	Options	31 July 2006
350,000#	Options	31 July 2006
19,302,740		

*Options issued to a third party subject to a number of performance hurdles.
#Options issued to third parties.

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9235 3166
DX 10171 Sydney Stock Exchange

26 April 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: CHANGE OF DIRECTOR'S INTEREST NOTICES

Attached for announcement to the market, please find three Change of Director's Interest Notices for Nick Greiner, Belinda Hutchinson and Irene Lee respectively. These notices relate to on-market purchases of QBE shares on 21 April 2006 by way of fee sacrifice under the QBE Non-Executive Directors' Share Plan.

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QBE INSURANCE GROUP LIMITED**
QBE	**28 008 485 014**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas F Greiner
Date of last notice	4 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gabane Pty Ltd: trustee for the Hugo Frank Capital Trust – Director of Gabane Pty Ltd Gabane Pty Limited: Superannuation Fund – Director of Gabane Pty Limited
Date of change	21 April 2006
No. of securities held prior to change	22,949 ordinary shares Gabane Pty Ltd 23,402 ordinary shares Gabane Pty Limited 10,000 endowment warrants Gabane Pty Ltd
Class	Ordinary shares
Number acquired	6,864 ordinary shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average price of $22.86 per share

+ See chapter 19 for defined terms.

No. of securities held after change	22,949 ordinary shares Gabane Pty Ltd 23,402 ordinary shares Gabane Pty Limited 10,000 endowment warrants Gabane Pty Ltd 6,864 ordinary shares Nicholas Frank Greiner
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of QBE shares on 21 April 2006 by way of fee sacrifice under the QBE Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Belinda Jane Hutchinson
Date of last notice	22 May 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct/Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dovose Pty Ltd - Director and shareholder of trustee company.
Date of change	21 April 2006
No. of securities held prior to change	7,320 Shares Belinda Hutchinson 20,126 Shares Dovose Pty Ltd
Class	Ordinary Shares
Number acquired	6,504 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average price of $22.86 per share
No. of securities held after change	7,320 Shares Belinda Hutchinson 20,126 Shares Dovose Pty Ltd 6,504 Shares Belinda Jane Hutchinson

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of QBE shares on 21 April 2006 by way of fee sacrifice under the QBE Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Irene Yun Lien Lee
Date of last notice	4 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	21 April 2006
No. of securities held prior to change	8,701 shares Irene Lee 5,515 shares Irene Lee Super Fund
Class	Ordinary shares
Number acquired	6,913 ordinary shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average price of $22.86 per share
No. of securities held after change	8,701 shares Irene Lee 5,515 shares Irene Lee Super Fund 6,913 shares Irene Yun Lien Lee

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of QBE shares on 21 April 2006 by way of fee sacrifice under the QBE Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,256
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Long Term Incentive (LTI) unlisted options $20.44 Final exercise date 01 March 2012 Long Term Incentive (LTI) unlisted conditional rights $0.00 Final exercise date 12 March 2009 Employee Share & Option Plan unlisted options $11.08 Final exercise date 02 March 2024

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$11.08 9,500 A$20.44 35,851 A$ 0.00 14,905
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of bonus shares (notional dividend) at no cost. Issue of Conditional Rights: bonus shares at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24.04.06 01.05.06

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
802,881,681	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **19,446,428** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 05 May 2006

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 5 May 2006.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
317,500	Options	24 May 2006
155,000	Options	31 May 2006
115,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
134,203	Options	12 March 2007
154,166	Options	2 March 2007
43,770	Options	12 March 2008
10,000	Options	2 November 2006
51,000	Options	2 March 2024
2,594,758	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,458,109	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
121,075	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
199,542	Options	1 March 2011
2,230,819	Options	1 March 2012
94,771	Options	6 April 2012
1,125,340	Conditional Rights	2 March 2007
46,500	Conditional Rights	1 April 2007
1,166,511	Conditional Rights	2 March 2008
46,204	Conditional Rights	7 April 2008
886,306	Conditional Rights	1 March 2009
35,539	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
641,390#	Options	31 July 2006
630,970#	Options	31 July 2006
200,093#	Options	31 July 2006
563,998#	Options	31 July 2006
363,549#	Options	31 July 2006
350,000#	Options	31 July 2006
19,446,428		

*Options issued to a third party subject to a number of performance hurdles.
#Options issued to third parties.

QBE
Insurance
Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

22 May 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

re: Further conversion of Liquid Yield OptioN securities ("LYONs") to QBE ordinary shares

We refer to our previous announcements regarding the conversion of LYONs.

A further portion of QBE LYONs was converted into 16,182 ordinary shares of the Company today ("Conversion Shares"). The total number of QBE shares on issue becomes 802,897,863.

The total number of shares issued as a result of LYONs conversions to date is 82,151,090 QBE shares. 200,525 LYONs remain unconverted.

The Conversion Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act 2001 ("Act"). As at the date of this notice, the Company has complied with:

(i) the provisions of Chapter 2M of the Act as they apply to the Company; and
(ii) section 674 of the Act.

This notice is given under paragraph 5(e) of section 708A of the Act.

Yours faithfully,

D. Ramsay

Duncan Ramsay
Company Secretary

QBE
Insurance Group

1 June 2006

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

re: Option Exercise

We refer to our Appendix 3B lodged on 2 December 2004, which noted options over QBE ordinary shares expiring 30 November 2007 and our letters of 14 January and 21 December 2005. These options were issued to a third party as incentives to achieve a number of performance hurdles as part of the consideration for the acquisition of insurance distribution businesses in Australia.

The performance hurdles are designed to be earnings per share accretive for QBE shareholders.

As further performance hurdles have been satisfied, 331,500 shares were issued yesterday to the seller.

As the share issue is within the 15% cap in any 12 months under ASX listing rule 7.1, QBE will not seek shareholder approval for the issue.

The shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act 2001 ("Act"). As at the date of this notice, the Company has complied with:

(i) the provisions of Chapter 2M of the Act as they apply to the Company; and
(ii) section 674 of the Act.

This notice is given under paragraph 5(e) of section 708A of the Act.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

RECEIVED

2006 FEB 10 P 3:10

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	820,182
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Part conversion of Liquid Yield Option Securities maturing 15 April 2022 (LYONs I) Conversion Prices: 15,560 shares at $9.04 each 317 shares at $10.80 each 305 shares at $12.62 each Conversion Date: 22 May 2006 Employee Share & Option Plan unlisted options $10.65 Final exercise date 24 May 2006 $10.69 Final exercise date 31 May 2006 Exercise of options issued to a third party after the satisfaction of performance hurdles. $21.79 Final exercise date 30 November 2007

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5 Issue price or consideration

A$ 9.04	15,560	A$10.65	317,500
A$10.69	155,000	A$10.80	317
A$12.62	305	A$21.79	331,500

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Conversion of LYONs I issued on 9 April 2002 to fund repayment of certain bank loans on or before their maturity and to strengthen the balance sheet for rating purposes.

See letter to ASX dated 9 April 2002 entitled 'QBE confirms Issue of Debt Based Securities'.

Part consideration for the acquisition of Insurance Agency Distribution business in Australia.

Exercise of employee options.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

22.05.06
24.05.06
31.05.06

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
803,701,863	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **18,453,082** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 02 June 2006

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 2 June 2006.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
115,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
134,203	Options	12 March 2007
150,166	Options	2 March 2007
42,170	Options	12 March 2008
10,000	Options	2 November 2006
51,000	Options	2 March 2024
2,586,094	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,458,109	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
118,075	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
199,542	Options	1 March 2011
2,230,819	Options	1 March 2012
94,771	Options	6 April 2012
1,121,758	Conditional Rights	2 March 2007
46,500	Conditional Rights	1 April 2007
1,166,511	Conditional Rights	2 March 2008
46,204	Conditional Rights	7 April 2008
886,306	Conditional Rights	1 March 2009
35,539	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
641,390#	Options	31 July 2006
630,970#	Options	31 July 2006
200,093#	Options	31 July 2006
563,998#	Options	31 July 2006
363,549#	Options	31 July 2006
350,000#	Options	31 July 2006
18,453,082		

*Options issued to a third party subject to a number of performance hurdles.
#Options issued to third parties.

QBE
Insurance
Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

6 June 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

re: New closing date for DRP election - clarifications

I refer to our letter of 21 April 2006.

Our letter should have said that:

1. our 2006 interim dividend is scheduled for announcement on Wednesday 16 August 2006, not 20 August; and

2. the closing date is the day before the relevant dividend announcement, not the date of that announcement.

Yours faithfully,

D. Ramsay

Duncan Ramsay
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,583
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Employee Share & Option Plan unlisted options $11.08 Final exercise date 02 March 2024

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$11.08 3,250 A$ 0.00 333
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of bonus shares (notional dividend) at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14.06.06 15.06.06 16.06.06 19.06.06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	803,705,446	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **18,448,529** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Peter Barnes (Company secretary) Date: 21 June 2006

Print name: Peter Barnes

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 21 June 2006.

Peter Barnes

Peter Barnes
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
115,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
134,203	Options	12 March 2007
148,166	Options	2 March 2007
41,536	Options	12 March 2008
10,000	Options	2 November 2006
47,750	Options	2 March 2024
2,586,094	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,458,109	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
116,875	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
198,542	Options	1 March 2011
2,230,819	Options	1 March 2012
94,771	Options	6 April 2012
2,555	Options	01 March 2012
1,121,758	Conditional Rights	2 March 2007
46,500	Conditional Rights	1 April 2007
1,166,511	Conditional Rights	2 March 2008
46,204	Conditional Rights	7 April 2008
887,282	Conditional Rights	1 March 2009
35,539	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
641,390#	Options	31 July 2006
630,970#	Options	31 July 2006
200,093#	Options	31 July 2006
563,998#	Options	31 July 2006
363,549#	Options	31 July 2006
350,000#	Options	31 July 2006
18,448,529		

*Options issued to a third party subject to a number of performance hurdles.
#Options issued to third parties.

30 June 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Re: CHANGE OF DIRECTOR'S INTEREST NOTICE

Attached for announcement to the market, please find a 'Change of Director's Interest Notice' for Frank O'Halloran. The change involves the removal of the indirect interest in 51,192 shares registered in Mrs O'Halloran's name. Mr O'Halloran has no relevant interest in these shares.

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
ABN	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Francis Michael O'Halloran
Date of last notice	18 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a
Date of change	30 June 2006
No. of securities held prior to change	1,115,939 shares Francis M O'Halloran 20,000 shares Francis M O'Halloran 328,052 unlisted options 123,019 unlisted conditional rights 5,224 unlisted conditional rights (accrued notional dividend shares) 51,192 indirect interest R A O'Halloran
Class	Ordinary shares
Number acquired	Nil

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	n/a
No. of securities held after change	1,115,939 shares Francis M O'Halloran 20,000 shares Francis M O'Halloran 328,052 unlisted options 123,019 unlisted conditional rights 5,224 unlisted conditional rights (accrued notional dividend shares)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Removal of indirect interest in 51,192 shares registered to Rosemary Anne O'Halloran. Mr O'Halloran has no relevant interest in these shares.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	62,456
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Long Term Incentive (LTI) unlisted options $ 8.04 Final exercise date 12 March 2007 $11.08 Final exercise date 02 March 2008 $14.85 Final exercise date 02 March 2011 Employee Share & Option Plan unlisted options $11.08 Final exercise date 02 March 2024 $ 7.27 Final exercise date 31 March 2007

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 7.27 25,000 ; A$ 8.04 14,748 A$11.08 11,912 ; A$14.85 10,692 A$ 0.00 104
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of bonus shares (notional dividend) at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28.06.06 03.07.06 06.07.06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	803,767,902	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **18,370,851** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 10 July 2006

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 10 July 2006.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
90,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
119,455	Options	12 March 2007
148,166	Options	2 March 2007
40,336	Options	12 March 2008
10,000	Options	2 November 2006
46,750	Options	2 March 2024
2,575,182	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,447,417	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
115,975	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
195,042	Options	1 March 2011
2,230,819	Options	1 March 2012
94,771	Options	6 April 2012
2,555	Options	01 March 2012
1,117,246	Conditional Rights	2 March 2007
46,500	Conditional Rights	1 April 2007
1,162,260	Conditional Rights	2 March 2008
46,204	Conditional Rights	7 April 2008
886,319	Conditional Rights	1 March 2009
35,539	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
641,390#	Options	31 July 2006
630,970#	Options	31 July 2006
200,093#	Options	31 July 2006
563,998#	Options	31 July 2006
363,549#	Options	31 July 2006
350,000#	Options	31 July 2006
18,370,851		

*Options issued to a third party subject to a number of performance hurdles.
#Options issued to third parties.

QBE
Insurance
Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock
Exchange

12 July 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: QBE to issue perpetual securities

Please see attached an announcement for release to the market.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE
Insurance
Group

MARKET ANNOUNCEMENT

QBE TO ISSUE PERPETUAL SECURITIES

QBE announced today the successful private placement of non-cumulative perpetual preferred securities with institutional investors raising GBP300 million, or approximately A$730 million net funds after expenses. Completion of the issue of the securities is expected to take place on 18 July 2006. The proceeds from the issue will be used for repaying existing short term bank debt and the balance for general corporate purposes.

The main features of the securities are as follows:

1. expected tier 1 capital treatment by the Australian Prudential Regulation Authority (APRA);

2. fixed rate of 6.9% per annum until 18 July 2016, when it changes to a floating rate of LIBOR for three month sterling deposits plus a spread of approximately 1.9% and with a 1% step-up;

3. redeemable at the option of QBE with the prior written approval of APRA (if required) on 18 July 2016 or any distribution payment date after that, or earlier on occurrence of certain regulatory, tax and acquisition events;

4. exchangeable into new QBE preference shares in certain circumstances such as payment default and on QBE's election;

5. treated as debt under the Australian equivalent to International Financial Reporting Standards; and

6. provisionally rated BBB- by Standard & Poor's and Baa2 by Moody's.

Frank O'Halloran, QBE's Chief Executive Officer, said "This issue allows us to repay the short term bank debt raised to finance the acquisitions made in 2005 through cost-effective and more stable long-term funding." He added "The securities also provide QBE with further financing flexibility and balance sheet strength for future growth".

The perpetual preferred securities will not be offered for sale in Australia and no shareholder approval will be sought for the issue of the securities.

The offering has been made in the US to qualified institutional buyers in accordance with Rule 144A under the US Securities Act of 1933 and outside the US in compliance with Regulation S under the US Securities Act of 1933. Neither the perpetual preferred securities nor any securities issuable upon exchange, redemption or purchase have been registered under the Securities Act of 1933, and may not be offered or sold in the United States or to US persons absent registration or an applicable exemption from registration. This market announcement does not constitute an offer to sell or the solicitation to buy the perpetual preferred securities or any securities issuable upon exchange of the perpetual preferred securities.

For further information, call QBE Insurance Group Limited on (612) 9375 4226.

12 July 2006

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,330
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Long Term Incentive (LTI) unlisted options $ 8.04 Final exercise date 12 March 2007 Employee Share & Option Plan unlisted options $11.08 Final exercise date 02 March 2024

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 8.04 12,503 A$11.08 750 A$ 0.00 77
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of bonus shares (notional dividend) at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20.07.06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	803,781,232	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **15,602,431** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: D Ramsay Date: 21 July 2006
(Company secretary)

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 21 July 2006.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
90,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
106,952	Options	12 March 2007
146,499	Options	2 March 2007
40,336	Options	12 March 2008
10,000	Options	2 November 2006
46,000	Options	2 March 2024
2,575,182	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,447,417	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
114,475	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
193,042	Options	1 March 2011
2,230,819	Options	1 March 2012
94,771	Options	6 April 2012
2,555	Options	01 March 2012
1,117,246	Conditional Rights	2 March 2007
46,500	Conditional Rights	1 April 2007
1,162,260	Conditional Rights	2 March 2008
46,204	Conditional Rights	7 April 2008
886,319	Conditional Rights	1 March 2009
35,539	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
15,602,431		

*Options issued to a third party subject to a number of performance hurdles.

QBE
Insurance
Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock Exchange

16 August 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: Report on results and financial statements for the half year ended 30 June 2006

The Directors of QBE Insurance Group Limited announce the financial results for the half year ended 30 June 2006.

The following documents are attached:

1. Appendix 4D – Half Year Report;
2. QBE's half year report including financial statements for the half year ended 30 June 2006; and
3. Market announcement.

Yours faithfully,

Duncan Ramsay
Company Secretary

QBE Insurance Group Limited

ABN 28 008 485 014

Appendix 4D – Half year report to 30 June 2006

Contents

QBE Insurance Group Limited

Results for announcement to the market

A$M

Revenue from ordinary activities	up	15%	to	$6,072
Profit from ordinary activities after tax attributable to members	up	20%	to	$591
Net profit for the period attributable to members	up	20%	to	$591

Dividends	**Amount per security (cents)**	**Franked amount per security (cents)**
Interim dividend	40.0	24.0
Record date for determining entitlements to the dividend	1 September 2006	

Brief explanation of any of the figures reported above:

QBE announces a record half year profit and dividend.

Profit before tax up 20% to $809 million.

Insurance profit before tax increased 35% to $748 million.

Shareholders' funds increased from $5,093 million at 31 December 2005 to $5,565 million.

Diluted earnings per share, assuming all hybrid securities are dilutive, increased from 59.2 cents to 69.1 cents per share.

Appendix 4D requirements within the half year report

Requirement	Page reference	Note reference
Net tangible assets per share	2	N/A
Details of dividend payments and dividend plans	24	6
Details of associates and joint venture entities	N/A	N/A
Independent review report of the auditors	27	N/A

N/A - not applicable

Details of entities over which control has been gained or lost during the period:

The company acquired Allianz General Insurance (Vietnam) Co Ltd on 1 January 2006.

The company disposed of BIDV – QBE Insurance Company Ltd in Vietnam on 1 January 2006.

The company acquired the Danish company Nordic Aviation on 30 March 2006.

Attachment A

QBE Insurance Group Limited

Half year report to 30 June 2006

QBE
Insurance
Group

MARKET ANNOUNCEMENT

QBE ANNOUNCES RECORD HALF YEAR PROFIT AND INCREASED DIVIDEND

QBE Insurance Group today announced that operating profit after tax for the half year ended 30 June 2006 increased by 20% to $591 million. The increase in profit reflects the benefit of premium growth from acquisitions in 2005, improved insurance margins and higher than expected overall premium rate increases for the Group.

QBE also announced an increase in the interim dividend from 33 cents per share (50% franked) to 40 cents per share (60% franked). The interim dividend represents a payout of $322 million, up 27% from the previous interim dividend. The record date for the interim dividend is 1 September 2006. Due to QBE's strong capital adequacy, the directors have resolved to suspend the Dividend Election and the Dividend Reinvestment Plans for the interim dividend.

Gross written premium for the half year was up 10% to $5.7 billion and net earned premium was up 14% to $4.0 billion. Insurance profit before tax increased by 35% to $748 million or 18.7% of net earned premium compared with 15.8% for the same period last year.

Operating profit after tax for the half year was affected by slightly lower investment income due to reduced realised and unrealised gains on equities of $11 million after tax compared with $39 million after tax for the same period last year.

Mr Frank O'Halloran, Group Chief Executive Officer said "I am extremely pleased to again report a significant increase in profit, solid growth in premium income and improved insurance margins across all divisions." He added "QBE's geographic spread and product diversification has been beneficial with overall weighted average premium rate increases for the Group in the half year of 6.5% being well ahead of our initial expectations of around 4%. The overall rate increases achieved by our European and American operations have more than offset the slight reduction of around 3% on average in premium rates in Australia for the half year. This gives us greater confidence for our profitability for the rest of 2006 and 2007."

QBE has advised that, subject to unforeseen circumstances, its previous 2006 insurance profit target of 16%-17% of net earned premium has been upgraded to 17%-18%.

For further information, please telephone +61 2 9375 4216 or email investor.relations@qbe.com.

16 August 2006

QBE INSURANCE GROUP

Half year report to 30 June 2006



QBE INSURANCE GROUP ABN 28 008 485 014

Half year report to 30 June 2006

Contents

Front cover

Sammy Clarmont, *Goanna* 2005

Acrylic on canvas, 30.0 x 42.0 cm
Courtesy of Lockhart River Art Centre

2006 marks the 120th anniversary of the formation of QBE's founding company, The North Queensland Insurance Company Limited. Its activities were centred around the port of Townsville in Northern Queensland supporting the shipping and trading activities of its parent, Burns, Philp & Co Limited. Representative of the North Queensland region and depicted on the cover is an image by Sammy Clarmont who is a member of the Lockhart River Art Gang, a group of young Aboriginal artists from the Cape York region of Northern Queensland. His works are contemporary but reflect the traditional culture and environment of the region in which QBE's founding company first came into being.

Highlights

for the half year ended 30 June 2006

Profit and dividend payout

		2006	2005	% change
Net profit after income tax	$M	**591**	491	20
Net profit before income tax	$M	**809**	675	20
Basic earnings per share[1]	cents	**73.9**	64.6	14
Diluted earnings per share[1,2]	cents	**69.1**	59.2	17
Dividend per share	cents	**40.0**	33.0	21
Shareholders' funds	$M	**5,565**	4,486	24

Group operating performance

		2006	2005	% change
Gross written premium	$M	**5,656**	5,123	10
Gross earned premium	$M	**4,932**	4,331	14
Net earned premium	$M	**3,998**	3,506	14
Combined operating ratio	%	**87.9**	90.3	
Insurance profit	$M	**748**	553	35
Insurance profit to net earned premium	%	**18.7**	15.8	
Cash flow from operations	$M	**322**	672	(52)

Contributions by region

			2006	2005	% change
Australia	Gross earned premium	$M	**1,213**	1,199	1
	Combined operating ratio	%	**82.7**	86.2	
Pacific Asia Central Europe	Gross earned premium	$M	**335**	348	(4)
	Combined operating ratio	%	**83.0**	88.8	
QBE Insurance (Europe)	Gross earned premium	$M	**1,280**	1,138	12
	Combined operating ratio	%	**90.8**	90.2	
Lloyd's division	Gross earned premium	$M	**1,201**	1,015	18
	Combined operating ratio	%	**90.3**	96.2	
the Americas	Gross earned premium	$M	**903**	631	43
	Combined operating ratio	%	**91.0**	93.2	
Equator Re[3]	Gross earned premium	$M	**255**	143	78
	Combined operating ratio	%	**86.9**	83.1	
Investment income	Gross	$M	**403**	409	(1)
	Net of finance costs and investment expenses	$M	**331**	337	(2)

[1] Reflects shares notified to the Australian Stock Exchange. Refer to note 5 to the financial statements.
[2] Assumes that all hybrid securities are fully dilutive.
[3] Equator Re is the Group's captive reinsurance company based in Bermuda.

ALL AMOUNTS IN THIS REPORT ARE DENOMINATED IN AUSTRALIAN DOLLARS UNLESS OTHERWISE SPECIFIED.

QBE history

		Half year ended 30 June					Year ended 31 December				
		2006	2005	2004	2003[1]	2002[1]	2005	2004	2003[1]	2002[1]	2001[1]
Gross written premium	$M	**5,656**	5,123	4,763	4,821	4,332	9,408	8,766	8,350	7,723	6,793
Gross earned premium	$M	**4,932**	4,331	3,982	3,882	3,470	9,171	8,571	7,816	7,197	6,298
Net earned premium	$M	**3,998**	3,506	3,114	3,083	2,679	7,386	6,781	6,036	5,642	4,634
Claims ratio	%	**58.3**	61.0	61.6	65.1	68.4	59.9	61.3	63.3	67.6	76.6
Commission ratio	%	**17.6**	17.0	16.8	18.7	18.2	16.9	17.5	18.2	17.7	20.2
Expense ratio	%	**12.0**	12.3	12.1	12.2	12.4	12.3	12.4	12.3	12.4	12.8
Combined operating ratio	%	**87.9**	90.3	90.5	96.0	99.0	89.1	91.2	93.8	97.7	109.6
Investment income[2]											
before net fair value gains/losses	$M	**297**	243	199	181	194	502	431	303	340	336
after net fair value gains/losses	$M	**331**	337	132	194	97	718	519	413	189	349
Insurance profit (loss)	$M	**748**	553	425	259	160	1,288	928	627	406	(119)
Insurance profit (loss) to net earned premium	%	**18.7**	15.8	13.6	8.4	6.0	17.4	13.7	10.4	7.2	(2.6)
Profit (loss)											
before income tax	$M	**809**	675	429	313	124	1,523	1,115	765	311	(99)
after income tax and minority interest	$M	**591**	491	343	241	115	1,091	857	572	279	(25)
Number of shares on issue[3]	millions	**804**	768	683	627	600	794	745	672	615	585
Shareholders' funds	$M	**5,565**	4,486	3,251	3,064	2,720	5,093	4,032	3,313	2,954	2,620
Total assets	$M	**31,857**	27,365	25,578	21,378	19,770	29,665	25,036	20,443	20,567	18,611
Net tangible assets per share[3]	$	**5.27**	4.47	3.48	4.09	3.71	4.76	4.10	4.17	3.96	3.67
Interest bearing liabilities to shareholders' funds[4]	%	**38.9**	38.8	44.5	47.4	38.0	41.8	44.8	40.3	49.3	32.0
Basic earnings per share[3]	cents	**73.9**	64.6	50.7	37.3	17.5	142.5	123.1	86.5	42.7	(10.5)
Diluted earnings per share[3,5]	cents	**69.1**	59.2	44.8	32.7	17.7	130.8	109.1	77.5	43.4	(4.9)
Return on average shareholders' funds[6,7]	%	**22.2**	23.1	22.1	16.0	8.6	23.9	24.5	18.3	10.0	(1.1)
Dividend per share[3]	cents	**40.0**	33.0	24.0	20.0	16.5	71.0	54.0	42.0	35.0	30.0
Dividend payout	$M	**322**	254	164	133	99	556	392	281	213	155
Cash flow from operations	$M	**322**	672	898	726	455	1,987	2,110	2,089	1,511	280
Total investments and cash[8,9]	$M	**18,165**	15,721	14,338	11,495	9,461	17,597	14,975	11,823	11,504	9,183

1 2003 and prior QBE history has not been restated to reflect Australian equivalents to International Financial Reporting Standards ("AIFRS").
2 Excludes amortisation and impairment of goodwill/intangibles.
3 Reflects shares notified to the Australian Stock Exchange. Refer to note 5 to the financial statements.
4 Excludes ABC securities for funds at Lloyd's.
5 Assumes that all hybrid securities are fully dilutive.
6 2004 figures are calculated with reference to the AIFRS adjusted shareholders' funds of $2,951 million at 1 January 2004.
7 Includes convertible preference shares from 2000 to 2003 and the equity portion of hybrid securities issued in 2002 and 2004.
8 Excludes ABC financial assets pledged for funds at Lloyd's.
9 Includes financial assets, cash and investment properties.

Results

for the half year ended 30 June 2006

QBE's geographic spread and product diversification have again been beneficial for shareholders. QBE produced a record insurance result and operating profit after tax for the half year following a continuation of the low frequency of claims and better than expected overall premium rate increases.

Operating profit after tax for the half year was $591 million, a 20% increase over the profit of $491 million for the same period last year. The increase in profit reflects the benefit of premium growth from acquisitions and improved insurance margins. These positives were partly offset by lower realised and unrealised gains on equities of $11 million after tax compared with $39 million after tax for the same period last year. Profit before tax was up 20% to $809 million.

Diluted earnings per share including all hybrid securities was 69.1 cents compared with 59.2 cents for the same period last year. Return on average shareholders' funds was 22.2% compared with 23.1% for the same period last year.

Insurance profit before tax for the half year increased by 35% to $748 million or 18.7% of net earned premium compared with 15.8% for the same period last year. The strong increase in insurance profit was achieved on net earned premium of $3,998 million, up 14% on the same period last year, mainly due to acquisitions in 2005. The substantial majority of the 42 countries in which we currently have operations produced insurance profits.

The Australia Pacific Asia Central Europe division ("APACE"), European operations division, the Americas division and our captive reinsurer, Equator Reinsurances Limited ("Equator Re"), all produced improved insurance profits. Consistent with recent years, insurance liabilities at 30 June 2006 included a substantial allowance for large losses and catastrophes which may occur in the second half of 2006.

Interim dividend

In recognition of the strong operating performance, the directors declared an interim dividend of 40.0 cents per share, up 21% on the interim dividend of 33.0 cents per share for the first half of 2005. The interim dividend will be 60% franked compared with 50% franked for the same period last year. The interim dividend represents a payout of $322 million, up 27% from the previous interim dividend. The record date for the interim dividend is 1 September 2006. The Dividend Election Plan ("DEP") and the Dividend Reinvestment Plan ("DRP") have been suspended due to our strong capital adequacy.

Shareholders' funds

Since 31 December 2005, shareholders' funds have increased by 9% to $5,565 million. The increase is mainly due to the half year profit partly offset by the payment of the final 2005 dividend net of reinvestment.

The ratio of borrowings to shareholders' funds at 30 June 2006 was 38.9%. This ratio is expected to be maintained within the range of 35% to 40% at year end. Since 30 June, we have raised $730 million through the issue of perpetual preferred securities. These securities are treated as Tier 1 capital for regulatory purposes. Proceeds from the issue of the securities were used to repay $400 million of short term borrowings and the balance for general corporate purposes.

We calculate the Group's capital adequacy multiple at 30 June 2006 to be around 1.9 times the estimated minimum capital requirement using the risk based capital approach of the Australian Prudential Regulation Authority ("APRA"). Including the Tier 1 perpetual preferred securities issued since 30 June 2006, the capital adequacy multiple has increased to around 2.1 times. We have made a number of assumptions in applying the APRA standards to the calculation of the Group's minimum capital requirement. APRA has not yet finalised the standards for calculating capital adequacy requirements for non-operating holding companies.

Gross earned premium $4,932M up 14%


897
1,021
1,288
1,879
3,005
3,470
3,882
3,982
4,331
4,932
97 98 99 00 01 02 03 04 05 06

Shareholders' funds $5,565M up 24%


960
972
1,074
1,346
2,072
2,720
3,064
3,251
4,486
5,565
97 98 99 00 01 02 03 04 05 06

Interim dividend payout $322M up 27%


58 30
68 33
72 58
63 69
76 79
99 114
133 148
164 228
254 302
322
INTERIM
FINAL
97 98 99 00 01 02 03 04 05 06

Results continued

for the half year ended 30 June 2006

Key ratios – Group

for the half year ended 30 June

		2006	2005
Gross written premium	$M	**5,656**	5,123
Gross earned premium	$M	**4,932**	4,331
Net earned premium	$M	**3,998**	3,506
Claims ratio	%	**58.3**	61.0
Commission ratio	%	**17.6**	17.0
Expense ratio	%	**12.0**	12.3
Combined operating ratio	%	**87.9**	90.3
Insurance profit to net earned premium	%	**18.7**	15.8

Worldwide portfolio mix

Gross earned premium for the half year ended 30 June

	2006 %	2005 %
Marine and aviation	**8.6**	6.2
Accident and health	**6.2**	6.5
Property	**29.8**	28.9
Motor and motor casualty	**14.7**	13.6
Financial and credit	**2.6**	2.3
Liability	**20.3**	22.8
Professional indemnity	**8.8**	9.1
Workers' compensation	**7.9**	9.3
Other	**1.1**	1.3

Segmental analysis

Gross earned premium for the half year ended 30 June

	2006 %	2005 %
Australia	**24.6**	27.7
Pacific Asia Central Europe	**6.8**	8.0
QBE Insurance (Europe)	**26.0**	26.3
Lloyd's division	**24.3**	23.4
the Americas	**18.3**	14.6

Group operating results

Gross written premium was up 10% to $5,656 million and gross earned premium increased 14% to $4,932 million. Premium growth has been assisted by the acquisitions made in 2005, improved customer retention and an overall increase in premium rates in excess of the expectations provided at the 2006 Annual General Meeting.

The combined operating ratio was 87.9% for the half year compared with 90.3% for the same period last year. Underwriting profit for the half year increased by 42% to $482 million due to the growth in premium and the continued strong performance of most of our portfolios around the world.

Reinsurance costs reduced to just less than 19% of gross earned premium, even though we incurred higher reinsurance costs to protect our inwards reinsurance business and to slightly reduce our maximum event retention as a percentage of net earned premium compared with 2005 levels. The maximum event retention is the estimated net cost of our largest realistic disaster scenario. Approximately 54% of our reinsurance costs are excess of loss and the balance is proportional reinsurance to reduce our aggregate exposures to property risks in Australia and protect selected insurance programmes in the Americas.

The claims ratio was 58.3% compared with 61.0% for the same period last year. The overall increase in premium rates during the half year and the continued low frequency and severity of claims has assisted the claims ratio. The favourable runoff of prior accident year claims has been offset by increased risk margins in outstanding claims in the current accident year. The risk margins in our outstanding claims have been increased to give a probability of adequacy of slightly above 95%. This is in excess of the high end of our internal target range of 85% to 94%. Consistent with previous years, we believe that the increased probability of adequacy is warranted at this time due to the cyclical nature of our business, particularly with the historically higher incidence of catastrophes in the second half of the year. The probability of adequacy of outstanding claims is significantly higher than the APRA minimum requirement of 75% for Australian licensed insurers. Risk margins in the Group's outstanding claims provisions have increased in recent years largely as a result of the increase in exposure to long tail classes of business. The probability of adequacy of the Group's outstanding claims provisions will vary from time to time depending on the mix of short, medium and long tail business and economic and industry conditions such as latency claims, claims inflation, interest rates and foreign currency movements. Total risk margins included in outstanding claims at 30 June 2006 were $1,422 million compared with $1,243 million at 31 December 2005.

The total acquisition cost ratio made up of commission and expenses was 29.6% of net earned premium compared with 29.3% for the same period last year. The commission ratio was 17.6% compared with 17.0% with the increase due to changes in business mix. The expense ratio reduced from 12.3% to 12.0%. The reduction reflects the synergies previously announced, partly offset by increased costs of implementing new systems in many countries throughout the world.

Investment income for the half year which is net of borrowing costs and investment expenses was $331 million compared with $337 million for the same period last year. This slight reduction reflects the lower gains on equity investments largely offset by the higher yields on cash and short duration fixed interest securities. Gross investment income was $403 million compared with $409 million for the same period last year. We underperformed on equities in the half year due to the relatively low exposure to equities in the January to March period.

Cash flow from operating activities was $322 million compared with $672 million for the same period last year. The reduction in cash flow is due to the settlement of claims in respect of the catastrophes that occurred in the second half of 2005, timing differences relating to recoveries from reinsurers on those catastrophes and significant contributions to fund the defined benefit pension deficits.

Impact of exchange rate movements

	2006 actual $M	2006 at 2005[1] exchange rates $M	Exchange rate impact %
Gross written premium	**5,656**	5,637	–
Gross earned premium	**4,932**	4,915	–
Net earned premium	**3,998**	3,991	–
Net investment income	**331**	328	1
Net profit after income tax	**591**	589	–
Total investments and cash	**18,165**	17,844	2
Total assets	**31,857**	31,289	2
Gross outstanding claims	**15,714**	15,437	2
Total liabilities	**26,230**	25,792	2

[1] Income statement items are restated to 30 June 2005 cumulative average rates of exchange and balance sheet items to 31 December 2005 closing rates of exchange. Refer to commentary on page 6.

Income tax expense reduced slightly to 26.5% of profit before tax, primarily due to profits in lower tax paying countries.

The table below shows the contributions from each of our insurance divisions. It also shows the contribution from general insurance and reinsurance business. The growth in inwards reinsurance business is entirely due to premium rate increases and the reduced profit attributable to reinsurance business is due to increased risk margins in insurance liabilities.

Captive reinsurer
Our captive reinsurer, Equator Re, produced a combined operating ratio of 86.9% for the half year after increasing risk margins in outstanding claims. Insurance profit was $44 million or 22.2% of net earned premium.

Equator Re provides excess of loss protections for most of QBE's subsidiaries around the world below the retentions deemed appropriate for the Group. Equator Re also participates on a number of the Group's excess of loss and proportional reinsurance protections placed with external reinsurers and has, for the first time, provided quota share protections to our Lloyd's syndicates. The exposures written by Equator Re are included in the Group's maximum event retention.

Gross written premium for the half year was up 112% to $517 million and net earned premium increased 52% to $198 million. The main reasons for the increase were the higher premium rates achieved on excess of loss protections, particularly for US catastrophe exposed risks, and the new quota share arrangements provided to our Lloyd's syndicates.

We mentioned in the 2005 annual report that we expected Equator Re would increase its premium income from proportional reinsurance from our insurance divisions and, at the same time, not substantially increase its exposure to any one catastrophe.

Acquisitions
We have again been successful with acquisitions during the period. Our acquisition activity has resulted in additional annualised premium for the Group of $350 million. We acquired a general aviation business in Denmark, a new general aviation team for our Lloyd's operations and, subject to definitive agreements and regulatory approvals, a farm and agricultural portfolio in the mid-west states of the US.

The impact of exchange rate movements
Consistent with our previous reports, we set out in the table on page 5 the impact of exchange rate movements for the first half of 2006. The Group translates income and expense items using the year to date cumulative average rates of exchange. Balance sheet items are translated at the closing rates of exchange. The impact of exchange rate movements for the half year was minimal.

Outlook
We achieved an overall weighted average increase in premium rates for the Group for the six months of close to 6.5%. This is well in excess of our expectations of around 4% advised in our 2005 annual report and at the 2006 Annual General Meeting. Substantial premium rate increases were achieved on our property insurance and reinsurance portfolios exposed to catastrophes in the northern hemisphere and by our marine and energy Lloyd's syndicates. These rate increases were partly offset by reductions in premium rates for our profitable large portfolio of non-US casualty products and other products in our APACE division. Premium rates at the 30 June renewal date saw overall premium rate increases slightly ahead of the six months weighted average for the Group, but continued pressure remains on non-US casualty products and across most lines in Australia. The Group's ratio of net claims of less than $2.5 million to net earned premium ("attritional loss ratio") is not showing any material increase.

Contributions by region

	Gross written premium		**Net earned premium**		**Net profit after income tax**		**Combined operating ratio**	
for the half year ended 30 June	**2006 $M**	**2005 $M**	**2006 $M**	**2005 $M**	**2006 $M**	**2005 $M**	**2006 %**	**2005 %**
Australia	**1,291**	1,255	**1,031**	1,004	**184**	166	**82.7**	86.2
Pacific Asia Central Europe	**345**	358	**265**	260	**39**	34	**83.0**	88.8
QBE Insurance (Europe)	**1,370**	1,407	**1,081**	971	**159**	148	**90.8**	90.2
Lloyd's division	**1,667**	1,393	**877**	786	**121**	91	**90.3**	96.2
the Americas	**983**	710	**546**	355	**47**	28	**91.0**	93.2
Equator Re	**517**	244	**198**	130	**41**	24	**86.9**	83.1
Elimination – internal reinsurance	**(517)**	(244)	–	–	–	–	–	–
Group	**5,656**	5,123	**3,998**	3,506	**591**	491	**87.9**	90.3
General insurance	**4,139**	3,816	**2,951**	2,768	**503**	373	**86.0**	90.3
Inward reinsurance	**1,517**	1,307	**1,047**	738	**88**	118	**93.6**	90.4
Group	**5,656**	5,123	**3,998**	3,506	**591**	491	**87.9**	90.3

The overall premium rate increases expected for the full year together with acquisitions and higher customer retention give us confidence of increasing gross written premium to $10.3 billion and net earned premium to $8.4 billion for 2006. This is of course subject to no material appreciation of the Australian dollar against overseas currencies, particularly the US dollar and sterling.

As previously mentioned, the Group's probability of adequacy of outstanding claims is slightly in excess of the high end of our internal target range. In addition, our unearned premium liabilities include a significant allowance for large losses and catastrophes in the second half. In the US, we have increased deductibles, changed attachment points and cancelled property direct and reinsurance and marine reinsurance business for catastrophe exposed areas where the reward for the risk was deemed to be insufficient to meet our profit criteria.

We continue to maintain a cautious approach and a relatively low exposure to listed equities at 7.9% of total investments and cash. We also continue to actively manage and limit interest rate volatility through our quality short duration fixed interest and cash portfolios which average around 0.8 years to maturity. Investment income will further benefit from the higher interest rates in the US, UK and Australia in the second half. We expect to increase our net invested funds from $16.0 billion to $17.5 billion by the end of 2006 due to expected strong cash flow in the second half of the year.

We have a number of acquisitions that are currently being investigated and it is possible that we will convert some of them by year end. Prices for large acquisitions have increased significantly in recent times to a level, in most cases, that exceeds our valuation criteria. We are therefore concentrating on small to medium opportunities which can be bolted on to existing businesses. We have sufficient capital to finance up to $1.5 billion of additional net written premium. We are confident that our current level of capital and debt together with expected profit is sufficient for our current acquisition activity, and we will continue to review the level of capital to maximise the return to shareholders.

We will continue to pursue a strategy of maintaining a well diversified spread of business both geographically and by product which has, over a long period, proved beneficial to shareholders. We continue to lead terms and conditions on most of the business that we write around the world. Although competition has increased in most markets, our pricing is still at a level which enables us to meet the profit targets for the substantial majority of our portfolios. Attritional claims ratios for the half year across the Group are slightly less than 47% which leaves a significant allowance for large losses and catastrophes to meet our revised full year profit targets for 2006. The strength and focus of our management, professional underwriting teams and support staff also give us confidence that we will achieve our goals over the short and long term.

We have been successful in retaining a large portion of our customers during the period to 30 June. In some cases we have had to reduce prices to reflect the level of our profitability, particularly for our large non-US casualty portfolios. We are prepared to lapse business where the price does not meet our requirements for profitability. Statistical analysis of our various portfolios around the world, actions taken on some parts of these portfolios and our risk selection have enabled us to keep attritional loss ratios at levels in line with our business plans.

Our focused and hard-working teams should be very satisfied with the performance of the Group for the half year and the solid position that we hold in the majority of markets in which we operate. Our staff are well aware of the need to focus on our core values, especially the creation of wealth for shareholders which comes from improved profitability.

Subject to large losses and catastrophes not exceeding the substantial allowance in our insurance liabilities, we are confident that we can exceed our previously advised insurance profit target of 16.0% to 17.0% and achieve a margin of 17.0% to 18.0% for the full year.

Australia Pacific Asia Central Europe

The APACE division, which comprises operations in 26 countries, produced another outstanding underwriting result. The combined operating ratio for the half year was 82.8% compared with 86.7% for the same period last year. The results have been achieved after a further increase in risk margins in outstanding claims.

Gross written premium for the half year increased 1% to $1,636 million. Net earned premium was up 3% to $1,296 million. Growth has been affected by increased competition and a slight overall reduction in premium rates for the division, which was expected given the strong combined operating ratios achieved in recent years.

While increased competition has meant premium rates for the majority of products are lower than last year, price adjustments also reflect our lower claims costs. Overall, insurance margins are very strong and premium rates are at levels sufficient to achieve our profit expectations.

Insurance profit for APACE increased by 23% to $316 million or, as a percentage of net earned premium, up from 20.3% to a very healthy 24.4%.

Australia

Australian operations continued to produce excellent underwriting results. The combined operating ratio was 82.7% compared with 86.2% for the same period last year. Insurance profit as a percentage of net earned premium improved from 21.4% to an outstanding 25.2%. The result has benefited from a continued focus on insurance profitability, risk selection and controlling attritional loss ratios.

Gross written premium increased 3% to $1,291 million and net earned premium was up 3% to $1,031 million. An increase in the retention of customers and organic growth were partly offset by an overall reduction in premium rates to reflect our lower claims costs and competition. Overall premium rate reductions were less than expected.

QBE continues to be a market leader in most of the commercial products that it underwrites in the Australian market. We have experienced a marginal increase in attritional loss ratios in some portfolios from the lower pricing. Customer retention continues to be extremely high for business that we wish to retain. The majority of our portfolios in Australia produced underwriting results ahead of plan. The main exceptions were property and agricultural portfolios which were affected by claims from Cyclone Larry and the travel portfolio which was impacted by the Egyptian bus crash in January.

The claims ratio was 55.2% compared with 59.1% for the same period last year. The continued low level of attritional claims assisted the improvement in the claims ratio. Prior year development of longer tail classes such as workers' compensation, liability and CTP has been positive.

Key ratios – Australia Pacific Asia Central Europe

for the half year ended 30 June		Australia 2006	Australia 2005	PACE 2006	PACE 2005	APACE 2006	APACE 2005
Gross written premium	$M	**1,291**	1,255	**345**	358	**1,636**	1,613
Gross earned premium	$M	**1,213**	1,199	**335**	348	**1,548**	1,547
Net earned premium	$M	**1,031**	1,004	**265**	260	**1,296**	1,264
Claims ratio	%	**55.2**	59.1	**40.8**	44.6	**52.3**	56.1
Commission ratio	%	**13.1**	14.3	**19.6**	19.2	**14.4**	15.3
Expense ratio	%	**14.4**	12.8	**22.6**	25.0	**16.1**	15.3
Combined operating ratio	%	**82.7**	86.2	**83.0**	88.8	**82.8**	86.7
Insurance profit to net earned premium	%	**25.2**	21.4	**21.1**	15.8	**24.4**	20.3

Portfolio mix – Australia

Gross earned premium for the half year ended 30 June

	2006 %	2005 %
Professional indemnity	**5.9**	5.2
Credit and surety	**4.3**	4.6
Accident and health	**8.4**	6.5
Property	**14.3**	17.6
Motor vehicle	**9.8**	9.0
Travel	**1.6**	1.7
Householders	**10.2**	10.8
Compulsory third party ("CTP")	**7.2**	7.5
General liability	**19.8**	18.4
Workers' compensation	**8.6**	8.3
Marine and aviation	**4.6**	4.6
Other	**5.3**	5.8

However, these releases have been added to risk margins in outstanding claims during the half year to further increase the probability of adequacy levels.

The commission ratio decreased from 14.3% to 13.1%, reflecting the benefits of acquiring distribution agencies in 2004 and 2005. The expense ratio increased from 12.8% to 14.4% mainly from merging IT systems and the expenses of the new agencies.

For 30 June renewals, premium rates slightly decreased for the majority of commercial and personal lines classes of business to reflect the continued low claims frequency and increased competition. We are confident that current pricing is sufficient to enable us to achieve our profit expectations for the various portfolios that we underwrite. Pricing is only one part of the equation. Our ability to manage the attritional loss ratio and other key profit drivers and retention of our quality customers are also a significant part of that equation.

We expect that gross written premium for 2006 will be around $2.5 billion. We also expect to maintain our insurance margin above 20% for the rest of the year. However, as mentioned in the 2005 annual report, we expect our insurance margins in Australia to decline slightly in 2007 to reflect the reduction in pricing in recent times.

Pacific Asia Central Europe ("PACE")

Our PACE operations produced another very strong underwriting result. The combined operating ratio was 83.0% compared with 88.8% for the same period last year. The substantial majority of the countries in which PACE carries on business produced an underwriting profit for the half year. Insurance profit increased from 15.8% of net earned premium to an outstanding 21.1%.

Gross written premium decreased by 4% to $345 million. Premium growth was affected by increased competition, particularly in the Asian and New Zealand markets for large corporate risks and motor business. Net earned premium increased by 2% to $265 million, reflecting the benefits of Group reinsurance protections and change in business mix.

The claims ratio remains very low at 40.8% compared with 44.6% for the same period last year. The reduction in the claims ratio reflects the focus on controlling attritional loss ratios. Large loss and catastrophe claims increased slightly during this half year.

The commission ratio was up slightly at 19.6% due to higher agency commissions on profitable business. The expense ratio reduced from 25.0% to 22.6% due to business improvement efficiencies, partly offset by higher costs of the initial implementation of new IT systems in the majority of countries in which we operate.

We continue to increase business retention and grow our specialist product lines through international and local insurance brokers. We have considered a number of acquisitions in the PACE region that can be bolted on to existing operations or which will take us into new countries. The acquisition of the general aviation business in March is one example. Unfortunately, prices of acquisitions have increased significantly which has meant that we have not been as successful as we would have liked. We are not interested in acquiring minority shareholdings. Our policy has always been to have management control and at least a 50% shareholding to ensure that we remain the master of our destiny.

We are satisfied that current premium rates are sufficient to meet our profit criteria for the majority of products that we write throughout PACE. We expect that gross written premium for the full year will be around $0.7 billion. We have excellent businesses throughout Asia-Pacific and Central Europe, and we are confident of meeting our targets for 2006.

Summary

The recent price reductions in many of the countries in which APACE writes business have been countered by our underwriting, risk selection and statistical analysis which have enabled us to control the attritional loss ratios. However, as mentioned in our 2005 annual report, we do expect that our excellent combined operating ratios will slightly deteriorate in 2007. We are starting to see the benefits of the merger of Australian operations and PACE in 2005 and the large acquisition made in Australia in June 2004.

We are confident that APACE can achieve gross written premium of around $3.2 billion and our profitability targets for 2006, subject to the usual caveats on large losses and catastrophes.

Portfolio mix – PACE

Gross earned premium for the half year ended 30 June	**2006 %**	**2005 %**
Professional indemnity	**11.9**	10.1
Marine	**13.2**	10.8
Workers' compensation	**6.0**	5.7
Motor and motor casualty	**18.1**	18.5
Property	**24.1**	25.0
Accident and health	**8.1**	7.2
Liability	**7.3**	6.8
Engineering	**3.5**	3.0
Travel	**2.4**	3.6
Householders	**3.8**	3.7
Other	**1.6**	5.6

European operations

QBE's European operations comprise QBE Insurance (Europe) ("QIE") and our Lloyd's division, trading as Limit.

The combined operating ratio for European operations was an excellent 90.6% compared with 92.9% for the same period last year. The strong underwriting results reflect our focus on portfolio profitability and a relatively low level of catastrophes in the first half. Insurance profit increased by 37% to $320 million and, as a percentage of net earned premium, improved from 13.3% to 16.3%.

Gross written premium for European operations increased by 9% to $3,037 million and net earned premium increased 11% to $1,958 million. The increase is in line with our business plan and reflects strong business retention, acquisitions made in 2005 and increased premium rates for catastrophe exposed property, marine and energy risks. These were offset partly by rate reductions for other classes, particularly our non-US casualty portfolios.

QBE Insurance (Europe)

QIE writes insurance business in the UK, Ireland, France, Germany, Italy, Luxembourg and Spain, and reinsurance business in Ireland.

Gross written premium was down 3% to $1,370 million due to the transfer of reinsurance business to Limit, generally increased competition and lower premium rates. These were partly offset by income from the acquisitions in 2005, in particular British Marine. Growth in gross written premium excluding reinsurance business transferred was 9%. Net earned premium increased by 11% to $1,081 million due to acquisitions in 2005, a change in business mix and consolidation of reinsurance protections. Premium growth for our significant non-US casualty portfolios has been affected by lower premium rates, although this was expected and largely factored into our business plans. Competition remains, on the whole, disciplined with the hard earned improvements in terms and conditions of recent years generally being maintained.

The combined operating ratio was 90.8% compared with 90.2% for the same period last year. The slight deterioration in the combined operating ratio reflects the casualty premium rate reductions, two large property risk losses and additional risk margins included in outstanding claims in the half year. Insurance profit increased by 29% to $182 million or, as a percentage of net earned premium, it improved from 14.5% to 16.8%. The acquisitions made in 2005 have performed in line with expectations.

The claims ratio was 63.1%, up slightly from the same period last year for the reasons highlighted in the previous paragraph. It is pleasing to see attritional loss ratios remain low even though premium rates have reduced in the past 18 months for most of the classes underwritten by QIE.

The commission ratio was 15.8% compared with 15.6% for the same period last year. The slight increase is due to the change in mix of business. The expense ratio was

Key ratios – European operations

for the half year ended 30 June		QBE Insurance (Europe) 2006	QBE Insurance (Europe) 2005	Lloyd's division 2006	Lloyd's division 2005	European operations 2006	European operations 2005
Gross written premium	$M	**1,370**	1,407	**1,667**	1,393	**3,037**	2,800
Gross earned premium	$M	**1,280**	1,138	**1,201**	1,015	**2,481**	2,153
Net earned premium	$M	**1,081**	971	**877**	786	**1,958**	1,757
Claims ratio	%	**63.1**	62.7	**58.9**	64.8	**61.3**	63.6
Commission ratio	%	**15.8**	15.6	**21.0**	19.2	**18.1**	17.2
Expense ratio	%	**11.9**	11.9	**10.4**	12.2	**11.2**	12.1
Combined operating ratio	%	**90.8**	90.2	**90.3**	96.2	**90.6**	92.9
Insurance profit to net earned premium	%	**16.8**	14.5	**15.7**	11.8	**16.3**	13.3

Portfolio mix – QBE Insurance (Europe)

Gross earned premium for the half year ended 30 June

	2006 %	2005 %
Professional indemnity	**15.0**	13.7
Financial and credit	**3.2**	2.2
Marine and aviation	**8.8**	2.5
Accident and health	**2.1**	4.1
Bloodstock	**2.3**	2.3
Property treaty	**4.5**	5.5
Property facultative and direct	**9.6**	11.0
Workers' compensation	**11.3**	14.7
Motor vehicle	**21.9**	15.9
Casualty	**2.1**	5.0
Public/product liability	**16.5**	19.7
Other	**2.7**	3.4

11.9%, unchanged from the same period last year. Savings in expenses from the synergies following the restructures in 2004 and 2005 were offset by the cost of implementing new IT systems and the further rationalisation of premises.

Current pricing is sufficient to meet the profit requirements of the majority of our portfolios. We are confident that we can maintain strong combined operating ratios through 2006, subject to large losses and catastrophes not exceeding the significant allowance in our insurance liabilities.

Limit

Limit is the manager of our Lloyd's syndicates and provider of around £1 billion of capacity at Lloyd's for 2006.

Gross written premium was up 20% and net earned premium was up 12%. Growth was assisted by the increases in premium rates for catastrophe exposed property, marine and energy risks and the transfer of treaty reinsurance business from QIE. Premium growth has been held back slightly by our decision to cancel some catastrophe exposed property and energy risks where the rewards for the risks were not deemed to be sufficient. In particular, we reduced our exposure to US nationwide property reinsurance, certain types of property risks in wind exposed territories and energy exposures in the Gulf of Mexico. Net earned premium has been affected by the new quota share reinsurance to our captive reinsurer, Equator Re.

The combined operating ratio was an excellent 90.3% compared with 96.2% for the same period last year. Insurance profit increased by 48% to $138 million or 15.7% of net earned premium compared with 11.8% for the same period last year. The claims ratio reduced from 64.8% to 58.9%. The improved claims ratio reflects the continued low attritional claims, a relatively low level of catastrophes in the half year and the absence of upgrades of old US casualty claims provisions in runoff syndicates. Risk margins in outstanding claims have been increased.

The commission ratio was 21.0% compared with 19.2% due to a slight change in mix of business. The expense ratio was lower at 10.4% compared with 12.2% last year, reflecting savings from the management restructures in 2004 and 2005.

The substantial increases in premium rates for catastrophe exposed property, marine and energy classes have enabled our 100% owned syndicates to increase our premium expectations by 4% for 2006. Rate reductions for the non-US casualty portfolios underwritten by our 69% owned syndicate 386 have been broadly in line with plan reflecting the anticipated increased competition in response to the high margins and lower claims cost of recent years. Current premium rates remain sufficient to meet the profit requirements for the majority of our portfolios.

The strength of our insurance liabilities and our lower risk profile, together with our leading position in the Lloyd's market, give us confidence that we will achieve our full year profit targets, subject to the usual caveats in respect of large losses and catastrophes.

Summary

The restructure of our European operations during 2004 and 2005 has enabled us to achieve a number of synergies. We expect further expense reductions to be realised in the next few years. We have successfully merged several of our reinsurance protections, consolidated our management teams and premises in the UK and have been successful with the initial implementation of new IT systems to meet our future needs.

Overall, premium rates have increased during the half year by more than expected when we announced our 2005 results. We have been able to increase pricing significantly in the catastrophe exposed property and energy portfolios and, at the same time, reduce the risk profile through higher deductibles and cancelling business where the reward for the risk was insufficient. As expected, premium rates for casualty classes, which include professional liability, general liability and employers' liability (all predominantly ex-US) have reduced. We have comprehensive statistical information to enable us to monitor and manage the impact of price movements on our attritional loss ratios.

We continue to look at a number of opportunities to achieve growth for 2007. We have been fortunate to hire a new team which will begin writing aviation business from 1 October 2006. The focus will be predominantly on general aviation, a new class of business for our London operation but one which QBE has successfully written in the APACE division for a number of years.

As with other operations in QBE, insurance liabilities include a substantial allowance for large losses and catastrophes in the second half of 2006. This, together with the quality of our portfolios, gives us confidence regarding our performance for the rest of 2006 and the achievement of gross written premium of around $5.1 billion.

Portfolio mix – Lloyd's division

Gross earned premium for the half year ended 30 June

	2006 %	2005 %
Professional indemnity	**10.8**	13.8
Marine and aviation	**15.3**	12.2
Property	**43.1**	34.7
Casualty	**27.3**	34.8
Motor	**0.6**	3.3
Other	**2.9**	1.2

the Americas

QBE the Americas comprises general insurance and reinsurance businesses in the US and a number of countries in Latin America.

The combined operating ratio for the half year was an excellent 91.0% compared with 93.2% for the same period last year. The combined operating ratio reflects careful risk selection and growth of our primary insurance business over the past five years assisted by rate increases for the majority of products during the half year. Overall premium rates have significantly increased since the hurricane losses in 2005. Insurance profit was up 89% to $68 million, or 12.5% of net earned premium compared with 10.1% for the same period last year.

Gross written premium increased 38% to $983 million and net earned premium increased 54% to $546 million. The substantial increase is due to acquisitions made in 2005 and the increase in premium rates, partly offset by increased competition in some of our regional portfolios in the US. The higher growth in net earned premium compared with gross written premium reflects reduced proportional reinsurance ceded and the lower cost of reinsurance for the acquisitions made in 2005.

General insurance business now represents 76% of gross written premium compared with 71% for the same period last year. This is in line with our strategy and is mainly as a consequence of the acquisition of the National Farmers Union Property and Casualty Company ("NFU") and Central de Seguros ("QBE Colombia") in 2005 and our continued focus on building our general insurance business throughout the Americas. As in previous years, many of our general insurance programme portfolios continue to be protected by proportional reinsurance with highly rated reinsurers.

The claims ratio for the half year was 57.8% compared with 62.0% for the same period last year. The 2003, 2004 and 2005 underwriting years continue to produce excellent results while year to date reported claims for 2006 have been much lower than expected. The claims ratio for the half year is after increasing risk margins in outstanding claims.

The commission ratio was unchanged from the same period last year at 24.2%. The expense ratio increased from 7.0% to 9.0% mainly due to the higher proportion of general insurance business following the acquisition of NFU and QBE Colombia in 2005.

All our general insurance and reinsurance portfolios in the US and Latin America produced insurance profits for the half year. Our new acquisitions, NFU and QBE Colombia, produced combined operating ratios of 84.9% and 94.0% respectively.

We continue to focus on diversification in selected regional portfolios in the US and Latin America that are relatively stable over longer periods and not exposed to market cycles. In support of this strategy, we are in the process of acquiring a portfolio of farm and agricultural insurance business in the mid-west states of the US.

Overall premium rate increases achieved are ahead of plan during the first half of 2006. We continually review our exposure to catastrophes and vary our underwriting strategy and risk appetite to improve the reward for the risks we underwrite throughout the Americas. We are now perceived as a leader in the segments of the market in which we operate. We continue to avoid writing long tail US casualty, including US workers' compensation business.

We are on target to produce around $2.0 billion of gross written premium in 2006. Our allowances for large losses and catastrophes in our insurance liabilities remain prudent and comprehensive reinsurance protections are in place for the second half of the year. The continued strong underwriting performances from our various teams give us confidence that the Americas will again achieve its profit targets for 2006.

Key ratios – the Americas

for the half year ended 30 June

		2006	**2005**
Gross written premium	$M	**983**	710
Gross earned premium	$M	**903**	631
Net earned premium	$M	**546**	355
Claims ratio	%	**57.8**	62.0
Commission ratio	%	**24.2**	24.2
Expense ratio	%	**9.0**	7.0
Combined operating ratio	%	**91.0**	93.2
Insurance profit to net earned premium	%	**12.5**	10.1

Portfolio mix – the Americas

Gross earned premium for the half year ended 30 June

	2006 %	**2005 %**
Property	**38.3**	35.9
Casualty	**22.5**	27.7
Motor and motor casualty	**16.3**	13.3
Accident and health	**13.0**	17.5
Workers' compensation	**3.0**	2.7
Other	**6.9**	2.9

Investments

Gross investment income for the half year was $403 million compared with $409 million for the same period last year. The gross yield was 4.5% compared with 5.3%. The current gross yield is below our full year target of 5.0% mainly due to lower gains on our equity portfolio. Gross investment income includes net realised and unrealised gains and losses on equities. Realised and unrealised gains on equities before tax were $15 million compared with gains of $55 million for the same period last year. Investment income has been assisted by higher interest rates, our short duration fixed income strategy and the active management of fixed interest portfolios. Interest income was up 21% to $340 million.

Net investment income before tax for the half year, which is net of borrowing costs, exchange gains and losses and investment expenses was slightly down from $337 million to $331 million. The lower gains on equities compared with the same period last year held back the growth in investment income.

Cash flow for the six months and exchange rate movements resulted in net invested funds increasing to $16.0 billion at 30 June 2006 compared with $15.5 billion at 31 December 2005. We continue to maintain a policy of matching liabilities with assets of the same currency and managing all "tradeable" overseas shareholders' funds back into Australian dollars.

We outperformed the cash and fixed interest markets due to our short duration strategy, however, we underperformed on equities because of our strategy to remain under-invested for the majority of the half year. We increased our exposure to equities from 3.8% of our total investment portfolio at 31 December 2005 to 8.0% at 30 June 2006. During the period, a substantial portion of our equity portfolio was protected against upward and downward movements of the major stock exchange indices by derivatives.

Our low risk absolute return strategy remains in place. In the current environment, this means a relatively short duration fixed income portfolio of 0.8 years, and gradually, on a selected basis, rebuilding our equity portfolio held mainly to support our shareholders' funds to no more than 10% of total investments and cash.

The recent increases in interest rates on our substantial US, UK and Australian cash and fixed interest portfolios will assist investment income in the next six months. We will continue to actively manage our investment portfolio in line with our low risk absolute return strategy. Subject to there being no material fall in equity markets, we are confident of a further improvement in overall investment yields and investment income in the second half of 2006.

Investment income

for the half year ended 30 June	**2006 $M**	**2005 $M**
Dividends	**22**	25
Interest	**340**	281
Other income	**7**	9
	369	315
Realised gains on fixed interest securities	**32**	17
Realised gains on equities	**26**	38
Unrealised (losses) gains on fixed interest securities	**(13)**	22
Unrealised (losses) gains on equities	**(11)**	17
Net fair value gains on financial assets	**34**	94
Gross investment income	**403**	409

Total investments and cash

	30 June 2006 $M	**%**	**31 December 2005 $M**	**%**
Cash and cash equivalents	**1,752**	**9.6**	1,061	6.0
Short term money	**7,172**	**39.5**	8,292	47.1
Fixed interest securities and other	**7,746**	**42.7**	7,537	42.9
Equities	**1,461**	**8.0**	674	3.8
Investment properties	**34**	**0.2**	33	0.2
Total investments and cash	**18,165**	**100.0**	17,597	100.0

Market value of equities

as at 30 June	**2006 %**	**2005 %**
Australian dollar	**40**	34
US dollar	**18**	27
Sterling	**32**	27
Other	**10**	12

Market value of total investments and cash

as at 30 June	**2006 %**	**2005 %**
Australian dollar	**28**	30
US dollar	**26**	22
Sterling	**34**	35
Other	**12**	13

Directors' report

for the half year ended 30 June 2006

Your directors present their report on the consolidated entity consisting of QBE Insurance Group Limited and the entities it controlled at the end of or during the half year ended 30 June 2006.

Directors

The following directors held office during the half year and up to the date of this report:

EJ Cloney (chairman)
LF Bleasel AM
The Hon NF Greiner AC
IF Hudson
BJ Hutchinson
CLA Irby
IYL Lee
FM O'Halloran

Consolidated results

for the half year ended 30 June	2006 $M	2005 $M
REVENUE		
Premium revenue	**4,932**	4,331
Other revenue	**1,018**	780
Net fair value gains on financial assets	**34**	94
Investment income – ABC financial assets pledged for funds at Lloyd's	**88**	60
	6,072	5,265
EXPENSES		
Outward reinsurance premium expense	**934**	825
Gross claims incurred	**2,968**	2,606
Other expenses	**1,205**	1,046
Expenses – ABC securities for funds at Lloyd's	**99**	67
Finance costs	**57**	46
Profit before income tax	**809**	675
Income tax expense	**214**	181
Profit after income tax	**595**	494
Net profit attributable to minority interest	**4**	3
Net profit after income tax attributable to members of the company	**591**	491

Profit

The directors are pleased to announce a 20% increase in net profit after income tax to $591 million for the half year ended 30 June 2006 compared with $491 million for the same period last year. The significant increase in profit reflects the benefit of the Group's geographic spread, product diversification, premium growth from acquisitions and improved insurance margins.

Dividends

The directors are also pleased to announce a 21% increase in the interim dividend to 40.0 cents per share, 60% franked. The interim dividend for the same period last year was 33.0 cents per share, 50% franked. The dividend payout will be $322 million compared with $254 million for the same period last year. The Dividend Election Plan and the Dividend Reinvestment Plan have been suspended due to our strong capital adequacy.

Shareholders' funds

Shareholders' funds increased from $5,093 million at 31 December 2005 to $5,565 million at 30 June 2006. The number of shares advised to the Australian Stock Exchange increased from 794 million at 31 December 2005 to 804 million at 30 June 2006 mainly due to the reinvestment of dividends and the issue of shares under staff incentive plans.

Review of operations

Gross earned premium was $4,932 million, an increase of 14% over the same period last year. Premium growth was assisted by the acquisitions made in 2005, improved customer retention and an overall increase in premium rates ahead of expectations. Net earned premium increased 14% to $3,998 million. Reinsurance costs reduced to just less than 19% of gross earned premium even though we incurred higher reinsurance costs to protect our inwards reinsurance business and to slightly reduce our maximum event retention as a percentage of net earned premium compared with 2005 levels.

The ratio of claims, commissions and expenses to net earned premium (combined operating ratio) was 87.9% compared with 90.3% for the same period last year. The net claims ratio was 58.3% compared with 61.0% for the same period last year. The improvement in the net claims ratio was assisted by overall increases in premium rates and the continued low frequency of claims. The commission ratio increased from 17.0% to 17.6%, reflecting a change in the mix of business. The expense ratio was 12.0%, down from 12.3% for the same period last year. The reduction reflects further synergies from acquisitions and restructures, partly offset by increased costs of implementing new systems in many of our operations.

Australia Pacific Asia Central Europe

Australian general insurance combined operating ratio was 82.7% compared with 86.2% for the same period last year. The result benefited from a continued focus on insurance profitability, risk selection and the control of attritional loss ratios. Net earned premium of $1,031 million was up 3% from the same period last year. Increased customer retention and organic growth were partly offset by an overall reduction in premium rates to reflect our lower claims costs and competition. The claims ratio decreased from 59.1% to 55.2%. The commission ratio decreased from 14.3% to 13.1% mainly due to benefits from the acquisition of underwriting agencies in 2004 and 2005. The expense ratio increased from 12.8% to 14.4% due to merging IT systems and the expenses of the new agencies.

Pacific Asia Central Europe combined operating ratio was 83.0% compared with 88.8% for the same period last year. Net earned premium increased by 2% to $265 million, and was affected by increased competition, particularly in Asia and New Zealand. The claims ratio decreased from 44.6% to 40.8% reflecting our focus on controlling attritional loss ratios. The commission ratio increased slightly from 19.2% to 19.6% due to higher agency commissions and the expense ratio reduced from 25.0% to 22.6%. Expenses benefited from business improvement efficiencies, partly offset by higher costs of the initial implementation of new IT systems in the majority of countries in which we operate.

European operations

This division comprises our company operations, QBE Insurance (Europe), and our Lloyd's business.

QBE Insurance (Europe), which has operations in the UK, Ireland, France, Germany, Italy, Luxembourg and Spain, reported net earned premium growth of 11% to $1,081 million mainly due to acquisitions in 2005. The division produced a combined operating ratio of 90.8% compared with 90.2% for the same period last year. The slight deterioration reflects casualty premium rate reductions, two large property risk losses and additional risk margins in outstanding claims. The net claims ratio was 63.1%, up slightly from the same period last year. The commission ratio increased slightly from 15.6% to 15.8% from a change in the mix of business, and the expense ratio was unchanged at 11.9%. Savings in expenses from the synergies following the restructures in 2004 and 2005 were offset by the cost of implementing new IT systems and the rationalisation of premises.

Lloyd's division combined operating ratio was 90.3% compared with 96.2% for the same period last year. Net earned premium increased 12% to $877 million, assisted by increases in premium rates for catastrophe exposed property, marine and energy risks and the transfer of reinsurance business from QBE Insurance (Europe). The claims ratio reduced from 64.8% to 58.9% reflecting the continued low level of attritional claims, a relatively low level of catastrophes in the half year and the absence of upgrades of old US casualty claims provisions in runoff syndicates. The commission ratio increased to 21.0% from 19.2% due to a slight change in the mix of business. The expense ratio decreased from 12.2% for the same period last year to 10.4%, reflecting savings from the management restructures in 2004 and 2005.

the Americas

This division reported net earned premium growth of 54% to $546 million due to acquisitions made in 2005 and the increase in premium rates, partly offset by increased competition in some portfolios. The combined operating ratio was 91.0% compared with 93.2% for the same period last year, reflecting careful risk selection and a continued low frequency of claims. The net claims ratio reduced from 62.0% to 57.8%. The commission ratio was unchanged at 24.2%. The expense ratio increased from 7.0% to 9.0% mainly due to the higher proportion of general insurance business following the acquisitions in 2005.

The provision for **outstanding claims** is determined after consultation with internal and external actuaries. The outstanding claims assessment takes into account the statistical analysis of past claims, allowance for claims incurred but not reported, recoveries and future interest and inflation factors. The Australian Prudential Regulation Authority ("APRA") prudential standards provide that, for our Australian licensed insurers, outstanding claims should be set at a level that provides a probability of at least 75% that the provision for outstanding claims will be adequate to settle claims as they become payable in the future. As in previous years, the directors consider that risk margins are required in addition to APRA's minimum requirements to cover uncertainties such as latency claims, changes in interest rates and superimposed inflation. The directors have satisfied themselves that the Group's outstanding claims provision substantially exceeds APRA's minimum requirement.

Net investment income fell 2% to $331 million. The lower gains on equities compared with the same period last year held back growth. The result includes net fair value gains before tax on equities of $15 million ($55 million gain for the same period last year) and foreign exchange gains of $14 million ($9 million loss for the same period last year). The gross investment yield before borrowing costs, exchange gains and losses and investment expenses was 4.5% compared with 5.3% for the same period last year.

Income tax expense for the period reduced slightly to 26.5% of profit before tax, primarily due to profits in lower tax paying countries.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 17.

Rounding of amounts

The company is of a kind referred to in the Australian Securities and Investments Commission class order 98/0100 dated 10 July 1998 (as amended by class order 04/667 dated 15 July 2004) relating to the "rounding off" of amounts in the consolidated financial statements and in the directors' report. Amounts have been rounded off in the financial report and the directors' report to the nearest million dollars in accordance with that class order.

Signed in SYDNEY this 16th day of August 2006 in accordance with a resolution of the directors.

EJ Cloney
Director

FM O'Halloran
Director

Auditor's independence declaration

As lead auditor for the review of QBE Insurance Group Limited for the half year ended 30 June 2006, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of QBE Insurance Group Limited and the entities it controlled during the period.

PricewaterhouseCoopers

RD Deutsch
Partner

Sydney, 16 August 2006

Liability limited by a scheme approved under Professional Standards Legislation

Consolidated income statement

for the half year ended 30 June 2006

	Note	2006 $M	2005 $M
REVENUE			
Premium revenue		**4,932**	4,331
Other revenue		**1,018**	780
Net fair value gains on financial assets		**34**	94
Investment income – ABC financial assets pledged for funds at Lloyd's		**88**	60
	2	**6,072**	5,265
EXPENSES			
Outward reinsurance premium expense		**934**	825
Gross claims incurred		**2,968**	2,606
Other expenses		**1,205**	1,046
Expenses – ABC securities for funds at Lloyd's		**99**	67
Finance costs		**57**	46
Profit before income tax	**3**	**809**	675
Income tax expense		**214**	181
Profit after income tax		**595**	494
Net profit attributable to minority interest		**4**	3
Net profit after income tax attributable to members of the company		**591**	491

	Note	Cents	Cents
Basic earnings per share	**4**	**74.6**	65.4
Diluted earnings per share	**4**	**71.0**	60.8

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated balance sheet

as at 30 June 2006

	Note	30 June 2006 $M	31 December 2005 $M	30 June 2005 $M
CURRENT ASSETS				
Cash and cash equivalents		**1,752**	1,061	1,492
Receivables		**4,966**	3,607	4,210
Reinsurance and other recoveries on outstanding claims		**1,396**	1,357	868
Deferred insurance costs		**1,651**	1,446	1,674
Financial assets at fair value through the income statement		**8,233**	9,411	6,226
Derivative financial instruments		**65**	82	102
Current tax assets		**6**	–	7
Other current assets		**3**	4	1
Total current assets		**18,072**	16,968	14,580
NON-CURRENT ASSETS				
Reinsurance and other recoveries on outstanding claims		**2,823**	2,856	2,369
Financial assets at fair value through the income statement		**8,146**	7,092	7,972
Investment properties		**34**	33	31
ABC financial assets pledged for funds at Lloyd's		**1,040**	1,032	1,005
Property, plant and equipment		**247**	232	200
Intangible assets		**1,389**	1,382	1,056
Deferred tax assets		**52**	67	120
Defined benefit retirement surplus		**16**	2	3
Other non-current assets		**38**	1	29
Total non-current assets		**13,785**	12,697	12,785
Total assets		**31,857**	29,665	27,365
CURRENT LIABILITIES				
Trade and other payables		**1,585**	1,282	1,469
Outstanding claims		**5,168**	4,904	3,862
Unearned premium		**5,135**	4,287	4,740
Interest bearing liabilities		**400**	400	–
Derivative financial instruments		**75**	35	30
Current tax liabilities		**189**	162	128
Provisions		**2**	2	–
Total current liabilities		**12,554**	11,072	10,229
NON-CURRENT LIABILITIES				
Outstanding claims		**10,546**	10,179	9,373
Interest bearing liabilities		**1,763**	1,730	1,742
Swaps relating to ABC securities		**63**	29	13
ABC securities for funds at Lloyd's		**994**	1,015	992
Deferred tax liabilities		**245**	251	193
Provisions		**51**	62	55
Defined benefit retirement obligations		**14**	168	222
Total non-current liabilities		**13,676**	13,434	12,590
Total liabilities		**26,230**	24,506	22,819
Net assets		**5,627**	5,159	4,546
EQUITY				
Share capital	5	**3,335**	3,195	2,965
Equity component of hybrid securities		**108**	108	108
Reserves		**(5)**	(20)	(35)
Retained profits		**2,127**	1,810	1,448
Shareholders' funds		**5,565**	5,093	4,486
Minority interest		**62**	66	60
Total equity		**5,627**	5,159	4,546

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of recognised income and expense

for the half year ended 30 June 2006

	2006 $M	2005 $M
AMOUNTS RECOGNISED IN EQUITY		
Net increase (decrease) in foreign currency translation reserve	**8**	(17)
Actuarial gains (losses) on defined benefit retirement obligations, net of tax	**18**	(20)
Cash flow hedges, net of tax	**7**	(3)
Employee share options, net of tax	**–**	14
Net income (expense) recognised directly in equity	**33**	(26)
AMOUNTS RECOGNISED IN INCOME STATEMENT		
Profit after income tax	**595**	494
Total recognised income and expense for the period	**628**	468
Attributable to:		
Equity holders	**624**	465
Minority interest	**4**	3
	628	468

The above consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows

for the half year ended 30 June 2006

	2006 $M	2005 $M
OPERATING ACTIVITIES		
Premium received	**4,918**	4,338
Reinsurance and other recoveries received	**762**	427
Outwards reinsurance paid	**(885)**	(781)
Claims paid	**(3,000)**	(2,206)
Insurance costs paid	**(1,034)**	(876)
Other underwriting costs	**(412)**	(292)
Interest received	**318**	276
Dividends received	**19**	21
Other operating income	**9**	1
Other operating payments[1]	**(147)**	(95)
Interest paid	**(35)**	(40)
Income taxes paid	**(191)**	(101)
Net cash flows from operating activities	**322**	672
INVESTING ACTIVITIES		
Proceeds on sale of equity investments	**1,684**	393
Proceeds on sale of investment property	**-**	1
Proceeds on sale of property, plant and equipment	**-**	1
Payments for purchase of equity investments	**(2,431)**	(311)
(Payments for) proceeds from foreign exchange transactions	**(45)**	126
Proceeds from (payments for) purchase of other financial assets	**1,376**	(359)
Purchase of controlled entities (net of cash acquired)	**(13)**	(42)
Proceeds on disposal of controlled entities	**4**	-
Payments for purchase of investment property	**(1)**	-
Payments for purchase of property, plant and equipment	**(29)**	(36)
Net cash flows from investing activities	**545**	(227)
FINANCING ACTIVITIES		
Proceeds from issue of shares under staff share scheme	**34**	19
Share issue expenses	**(3)**	-
Dividends paid	**(175)**	(107)
Net cash flows from financing activities	**(144)**	(88)
NET INCREASE IN CASH AND CASH EQUIVALENTS HELD	**723**	357
Cash and cash equivalents at the beginning of the half year	**1,061**	1,121
Effect of exchange rate changes on opening cash and cash equivalents	**(32)**	14
Cash and cash equivalents at the end of the half year	**1,752**	1,492

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

[1] Current year includes payments of $128 million to fund defined benefit retirement obligations.

Notes to the consolidated financial statements

for the half year ended 30 June 2006

1. Basis of preparation of half year financial report

This general purpose consolidated financial report for the half year ended 30 June 2006 has been prepared in accordance with Accounting Standard AASB 134: Interim Financial Reporting and the *Corporations Act 2001*.

The financial report for the half year ended 30 June 2006 does not include all the notes normally included in an annual financial report. Accordingly, it is recommended that this report be read in conjunction with the annual report for the financial year ended 31 December 2005 and any public announcements made by QBE Insurance Group Limited and its controlled entities ("the consolidated entity") during the half year in accordance with any continuous disclosure obligations arising under the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

(A) Australian accounting standards issued but not yet effective

Title		Operative date
2005-10	Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)	1 January 2007
AASB 7	Financial Instruments: Disclosures	1 January 2007

These amendments are not effective for the year ended 31 December 2006 and have not been applied in preparing the consolidated entity's financial statements. The impact of the application of these standards is disclosure only.

The consolidated entity will apply these standards for the annual reporting periods beginning on or after the operative dates set out above.

2. Revenue

	2006 $M	2005 $M
Revenue from ordinary activities		
Direct	**3,766**	3,437
Inward reinsurance	**1,166**	894
	4,932	4,331
Other revenue		
Reinsurance and other recoveries	**635**	465
Interest and dividend income	**369**	315
Foreign exchange gains	**14**	–
	1,018	780
Net fair value gains on financial assets[1]	**34**	94
Investment income – ABC financial assets pledged for funds at Lloyd's	**88**	60
Revenue	**6,072**	5,265

[1] Includes realised gains of $58 million (2005 $55 million).

3. Profit before income tax

	2006 $M	2005 $M
Gross written premium	**5,656**	5,123
Unearned premium movement	**(724)**	(792)
Gross earned premium	**4,932**	4,331
Outward reinsurance premium	**(1,083)**	(968)
Deferred reinsurance premium movement	**149**	143
Outward reinsurance premium expense	**(934)**	(825)
Net earned premium	**3,998**	3,506
Gross claims incurred	**(2,968)**	(2,606)
Reinsurance and other recoveries	**635**	465
Net claims incurred	**(2,333)**	(2,141)
Net commission	**(702)**	(596)
Other acquisition costs	**(259)**	(225)
Underwriting and other expenses	**(222)**	(205)
	(3,516)	(3,167)
Underwriting profit	**482**	339
Investment income on policyholders' funds	**266**	214
Insurance profit	**748**	553
Investment income on shareholders' funds	**65**	123
Amortisation of intangibles and impairment of goodwill/intangibles	**(4)**	(1)
Profit before income tax	**809**	675

4. Earnings per share

	2006 Cents	2005 Cents
Basic earnings per share	**74.6**	65.4
Diluted earnings per share	**71.0**	60.8

	$M	$M
Reconciliation of earnings used in calculating earnings per share		
Net profit after income tax attributable to members of the company used in calculating basic earnings per share	**591**	491
Add: finance costs of hybrid securities	**1**	3
Earnings used in calculating diluted earnings per share	**592**	494

	Millions	Millions
Weighted average number of ordinary shares used as the denominator in calculating:		
Basic earnings per share	**791**	750
Diluted earnings per share	**834**	812

Hybrid securities have been treated as dilutive if the contingent conversion conditions are met at the balance date. If all hybrid securities had been considered dilutive at 30 June 2006, and applying issued share capital notified to the ASX, diluted earnings per share would have been 69.1 cents (2005 59.2 cents).

Weighted average number of ordinary shares reflects shares adjusted: (a) to derecognise shares issued under the Employee Share and Option Plan ("the Plan"); and (b) to reflect the elimination of own shares. Basic earnings per share calculated with reference to issued share capital notified to the ASX would have been 73.9 cents (2005 64.6 cents). Refer to note 5.

5. Share capital

	2006 $M	2005 $M
Issued ordinary shares, fully paid	**3,353**	2,965
Own shares[1]	**(18)**	–
	3,335	2,965

	Number of shares 000	$M
Issued and fully paid at 1 January 2005	734,609	2,780
Shares issued under the Employee Share and Option Plan	2,257	19
Vendor options exercised	865	–
Shares issued under Dividend Reinvestment Plan	6,639	97
Shares issued under Dividend Election Plan	1,610	–
Shares issued to holders of hybrid securities	12,324	69
Shares issued under the long term incentive scheme on vesting of conditional rights	356	–
Issued and fully paid at 30 June 2005	758,660	2,965
Issued and fully paid at 1 January 2006	**785,294**	**3,195**
Shares issued under the Employee Share and Option Plan	**1,021**	**7**
Employee options exercised	**3,379**	**30**
Vendor options exercised	**332**	**7**
Shares issued under Dividend Reinvestment Plan	**5,741**	**117**
Shares issued under Dividend Election Plan	**473**	**-**
Shares issued to holders of hybrid securities	**55**	**-**
Shares issued under the long term incentive scheme on vesting of conditional rights	**238**	**-**
Share issue expenses	**-**	**(3)**
Bonus shares	**2**	**–**
Issued and fully paid at 30 June 2006	**796,535**	**3,353**
Shares notified to the Australian Stock Exchange	**803,730**	**3,414**
Less: Plan shares subject to non-recourse loans, derecognised under Australian GAAP	**(7,195)**	**(61)**
Issued and fully paid at 30 June 2006	**796,535**	**3,353**

[1] Own shares represents shares purchased by the consolidated entity to meet obligations under share incentive plans. Issued ordinary shares are reduced by these shares on consolidation.

6. Dividends

	2006 $M	2005 $M
Final dividend paid on ordinary shares		
Franked at 50% – 19.0 cents (2005 15.0 cents)	**151**	114
Unfranked – 19.0 cents (2005 15.0 cents)	**151**	114
	302	228
Dividend reinvested under the Dividend Election Plan	**(10)**	(24)
Total dividend paid	**292**	204

The final dividend of $302 million for 2005 was paid on 29 March 2006. On 16 August 2006 the directors declared a 60% franked interim dividend of 40.0 cents per share (2005 33.0 cents per share, 50% franked). The interim dividend is $322 million (2005 $254 million), payable on 14 September 2006.

The company has a Dividend Reinvestment Plan ("DRP") and a Dividend Election Plan ("DEP"). The directors suspended the 2.5% discount on shares issued under these plans in August 2005. The directors have now suspended the DRP and the DEP due to the consolidated entity's strong capital adequacy.

7. Contingent liabilities

	30 June 2006 $M	31 December 2005 $M
Letters of credit issued in support of the consolidated entity's participation in Lloyd's of London	**373**	235

A controlled entity has entered into a number of deeds of covenant in respect of its controlled entities to meet part of their obligations to Lloyd's of London. The total guarantee given under these deeds of covenant is $415 million ($316 million at 31 December 2005). The obligations under the deeds of covenant are secured by a fixed and floating charge over certain investments and other assets in favour of Lloyd's of London.

8. Segment information

	Revenue		Profit before income tax	
	2006 $M	2005 $M	2006 $M	2005 $M
Australia Pacific Asia Central Europe	**1,772**	1,782	**313**	279
European operations	**3,181**	2,670	**379**	328
the Americas	**1,117**	808	**70**	42
Equator Re	**274**	148	**47**	26
Elimination – internal reinsurance	**(272)**	(143)	**-**	–
Total	**6,072**	5,265	**809**	675

9. Events occurring after the balance sheet date

In July 2006, the consolidated entity raised £300 million through the issue of non-voting, non-cumulative perpetual preferred securities ("capital securities"). The capital securities will generally entitle holders to receive semi-annual, non-cumulative preferential cash distributions at a fixed rate of 6.9% per annum until July 2016, and thereafter quarterly distributions at a floating rate of 2.9% above the London interbank offered rate for three month sterling deposits.

Directors' declaration

The directors declare that the financial statements and notes set out on pages 18 to 25:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the consolidated entity's financial position as at 30 June 2006 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the directors' opinion, the financial statements and notes are in accordance with the *Corporations Act 2001*, including sections 304 (compliance with accounting standards) and 305 (true and fair view) and there are reasonable grounds to believe that QBE Insurance Group Limited will be able to pay its debts as and when they become due and payable.

Signed in SYDNEY this 16th day of August 2006 in accordance with a resolution of the directors.

EJ Cloney
Director

FM O'Halloran
Director

Independent review report

to the members of QBE Insurance Group Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of QBE Insurance Group Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the QBE Insurance Group (defined below) as at 30 June 2006 and of its performance for the half year ended on that date; and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of recognised income and expense, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the QBE Insurance Group ("the consolidated entity"), for the half year ended 30 June 2006. The consolidated entity comprises both QBE Insurance Group Limited ("the company") and the entities it controlled during that half year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel; and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

RD Deutsch
Partner

Sydney, 16 August 2006

Liability limited by a scheme approved under Professional Standards Legislation

For further information
please refer to our website
www.qbe.com

In 2006, QBE celebrates the 120th anniversary of the formation of its founding company, The North Queensland Insurance Company Limited.

In 1883, James Burns, the founder of Burns, Philp & Co Limited, established a fleet of ships operating out of Townsville, a harbour in the far north of Australia, servicing shipping and trading on the Australian east coast and neighbouring islands. Together with an agency for the Australian United Steam Navigation Co, James Burns shrewdly capitalised on the growth in trade and marine transport in the region. Out of this business was born The North Queensland Insurance Company Limited, formed in 1886 and providing marine insurance cover for the extensive Burns Philp fleet and commercial interests.

The famous Australian artist Tom Roberts travelled aboard the SS *Lusitania* in 1885 when he returned to Australia after four years in Europe. His sketches of the crowded deck provided the basis for the painting below which was completed in 1886, and captures the type of vessel and passengers typical of voyages up and down the Australian coast from the far North Queensland ports to Brisbane and Sydney.



Tom Roberts *Born England 1856, arrived Australia 1869, lived in Europe 1881–85 and 1903–19, died 1931.*

Coming South 1886 oil on canvas, 63.5 x 52.2 cm

Gift of Colonel Aubrey H. L. Gibson in memory of John and Anne Gibson, settlers (1887), 1967
National Gallery of Victoria, Melbourne.

QBE

QBE Insurance Group Limited

82 Pitt Street
Sydney 2000 Australia
Phone +61 2 9375 4444

www.qbe.com

QBE
Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

16 August 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: QBE results for the half year ended 30 June 2006

Further to the Company's release to the market today, please find attached a copy of the slide presentation to be delivered to analysts, brokers and institutional investors.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE

QBE Insurance Group 2006 half year results presentation

All amounts in Australian dollars unless otherwise stated

Highlights

- Record operating profit after tax for the half year up 20% to $591 million (2005: $491 million)
- Profit before tax up 20% to $809 million (2005: $675 million)
- Insurance profit up 35% to $748 million (2005: $553 million) with an insurance profit margin of 18.7% (2005: 15.8%)
- Results reflect continued low frequency of claims and better than expected overall weighted average premium rate increases
- Results and premium rate increases also reflect the benefits of our geographic spread and product diversification
- Shareholders' funds increased by 9% to $5,565 million since 31 December 2005
- Diluted earnings per share, including hybrid securities, up 17% to 69.1¢ per share (2005: 59.2¢ per share)
- Return on average shareholders' funds 22.2% (2005: 23.1%)

2

Highlights

- Gross written premium up 10% to $5,656 million (2005: $5,123 million) due to acquisitions in 2005, improved customer retention and higher than expected premium rate increases
- Gross earned premium up 14% to $4,932 million (2005: $4,331 million)
- Net earned premium up 14% to $3,998 million (2005: $3,506 million)
- Acquisitions to date will add $350 million annualised premium for the Group
  - General aviation business in Denmark
  - General aviation team and new syndicate in Lloyd's
  - Farm and agricultural portfolio in mid-west US

3

Highlights

- QBE's global weighted average premium rate increases were around 6.5% for first half, compared with our previous forecast of 4%
  - Rates on catastrophe exposed property portfolios and our Lloyd's marine and energy syndicates substantially increased
  - Partly offset by reduction in rates for our non-US casualty products and other Australian portfolios
- QBE's global premium rates for June renewals slightly ahead of six month weighted average and reductions on non-US casualty products and other Australian portfolios less than anticipated
- In Australia, our average premium rate reductions were less than expected at minus 3% compared with our forecast of minus 5%; June renewals average was around minus 4%

4

Highlights

- Combined operating ratio improved to 87.9% (2005: 90.3%)
- Underwriting profit up 42% to $482 million due to premium growth and strong performance of our diversified portfolios
- Reinsurance costs reduced to just less than 19% of gross earned premium despite higher cost of protection for inwards reinsurance business
- Maximum event retention as a percentage of net earned premium slightly reduced from 2005 levels
- Claims ratio down to 58.3% (2005: 61.0%) assisted by
  - overall increase in premium rates
  - continued low frequency of claims
- Favourable runoff of prior accident year outstanding claims offset by increased risk margins for 2006

5

Analysis of claims incurred

	Half year	Full year		
	Actual 2006 %	Target 2006 %	Actual 2005 %	Actual 2004 %
Claims ratio [1]	58.3	61.5	59.9	61.3
Analysis of claims ratio				
- attritional [2]	46.6	46.5	45.7	46.4
- large and catastrophe	7.2	14.1	11.7	10.4
- risk margin	4.5	0.9	2.5	4.5
	58.3	61.5	59.9	61.3

[1] Represents claims incurred as a % of net earned premium
[2] Claims with a net cost to QBE of less than $2.5 million

6

Highlights

- Net investment income down slightly to $331 million (2005: $337 million)
- Gross investment income $403 million compared with $409 million for the 2005 half year
- Total cash and fixed interest income up 12% to $359 million and outperformed benchmarks for all major portfolios
- Underperformance on equities due to relatively low exposure during January to March 2006
- Realised and unrealised equity gains were $15 million (2005: $55 million)
- Cash flow from operations was $322 million (2005: $872 million) due to payment of 2005 catastrophe claims, timing of reinsurance recoveries and funding of pension deficits
- Cash flow expected to be strong in the second half

7

Highlights

- Total acquisition cost ratio (expenses and commissions) was 29.6% of net earned premium (2005: 29.3%)
- Commission ratio increased to 17.6% (2005: 17.0%) due to changes in business mix
- Expense ratio reduced from 12.3% to 12.0% reflecting synergies previously announced, offset by increased systems implementation costs globally
- Income tax expense reduced slightly to 26.5% of profit before tax, due to increased profits in lower tax paying countries

8

Shareholder returns

half year ended 30 June 2006

- Interim dividend up 21% to 40.0¢ per share, 60% franked (2005: 33.0¢, 50% franked)
  - Ex dividend date 28 August 2006
  - Record date 1 September 2006
  - Payment date 14 September 2006
- Interim dividend payout $322 million, up 27% from the interim dividend paid in September 2005
- The Dividend Reinvestment Plan and Dividend Election Plan (bonus share plan) have been suspended due to strong capital adequacy

9

Geographical diversification

gross earned premium
half year ended 30 June 2006



Lloyd's division
24% (23%)
Australia
25% (28%)
Pacific Asia
Central Europe
7% (8%)
the Americas
18% (15%)
QBE Insurance
(Europe)
26% (26%)

10

Note - amounts in parentheses represent June 2005 comparatives

Worldwide portfolio mix

gross earned premium
half year ended 30 June 2006



Workers' compensation
6% (9%)
Professional indemnity
9% (9%)
Financial and credit
2% (2%)
Marine and aviation
9% (8%)
Liability
20% (23%)
Property
30% (29%)
Other
1% (1%)
Short tail 56% (53%)
Long tail 44% (47%)
Motor and motor casualty
15% (14%)
Accident and health
8% (7%)

11

Note - amounts in parentheses represent June 2005 comparatives

Worldwide operations

	HALF YEAR		FULL YEAR	
	June 2006	June 2005	Dec 2005	Dec 2004
Gross written premium $M	5,656	5,123	9,490	8,784
Gross earned premium $M	4,932	4,331	9,171	8,571
Net earned premium $M	3,988	3,506	7,388	6,761
Claims ratio %	58.3	61.0	59.9	61.3
Commission ratio %	17.6	17.0	16.9	17.5
Expense ratio % *	12.0	12.3	12.3	12.4
Combined operating ratio %	87.9	90.3	89.1	91.2
Underwriting profit $M	462	339	808	597
Investment income on policyholders' funds $M **	286	214	480	331
Insurance profit $M	748	553	1,288	928
Insurance profit % to NEP	18.7	15.8	17.4	13.7
Investment income on shareholders' funds $M	65	123	238	188
Amortisation	(4)	(1)	(3)	(1)
Net profit before tax $M	809	675	1,523	1,115
Income tax expense	(214)	(181)	(425)	(251)
Minority interest	(4)	(3)	(7)	(7)
Net profit after income tax and minority interest	591	491	1,091	857

* All expenses other than investment expenses and borrowing costs are allocated to the underwriting result
** Investment yield on average policyholders' funds 4.5% (2005: 4.1%). Increase reflects higher interest rates

12

Worldwide operations
half year ended 30 June 2006

	GWP	Growth	COR		Insurance profit margin		Net profit after tax	
	2006 $M	2006 %	2006 %	2005 %	2006 %	2005 %	2006 $M	2005 $M
Australia	1,291	3	82.7	86.2	25.2	21.4	184	186
Pacific Asia Central Europe	345	(4)	83.0	88.8	21.1	15.8	39	34
QBE insurance (Europe)	1,370	(3)	90.8	90.2	16.8	14.5	159	148
Lloyd's division	1,667	20	90.3	96.2	15.7	11.8	121	81
the Americas	983	38	91.0	93.2	12.5	10.1	47	28
Equator Re	517	112	86.9	83.1	22.2	20.8	41	24
Elimination – internal reinsurance	(517)	(112)	-	-	-	-	-	-
Group	5,656	10	87.9	90.3	18.7	15.8	581	491
General insurance	4,139	8	88.0	90.3	20.7	15.8	503	373
Inward reinsurance	1,517	16	85.6	90.4	13.2	15.8	88	118
Group	5,656	10	87.9	90.3	18.7	15.8	581	491

- Inward reinsurance as a proportion of GWP increased to 27% (2005: 26%) due to significant premium rate increases (not exposures). 2006 inward reinsurance result is after increased risk margins
- Excluding facultative reinsurance, inward reinsurance is 18% (2005: 19%) of GWP

13

Australia Pacific Asia Central Europe (APACE)
half year ended 30 June 2006

	Australia		PACE		Total APACE	
	2006	2005	2006	2005	2006	2005
Gross written premium $M	1,291	1,255	345	358	1,636	1,613
Gross earned premium $M	1,213	1,199	335	348	1,548	1,547
Net earned premium $M	1,031	1,004	265	260	1,296	1,264
Claims ratio %	55.2	59.1	40.8	44.6	52.3	56.1
Commission ratio %	13.1	14.3	19.6	19.2	14.4	15.3
Expense ratio %	14.4	12.8	22.6	25.0	16.1	15.3
Combined operating ratio	82.7	86.2	83.0	88.8	82.8	86.7
Insurance margin %	25.2	21.4	21.1	15.8	24.4	20.3

- Recent overall premium rate reductions countered by continued focus on insurance profitability, risk selection and statistical analysis to control attritional loss ratios
- High customer retention for business preferred by QBE
- Majority of portfolios and countries produced underwriting profits
- Premium rates at levels to achieve our profit expectations
- Confident that APACE can achieve gross written premium of around $3.2 billion and profitability targets for 2006

14

European operations
half year ended 30 June 2006

	QBE Insurance (Europe)		Lloyd's division		Total European operations	
	2006	2005	2006	2005	2006	2005
Gross written premium $M	1,370	1,407	1,667	1,393	3,037	2,800
Gross earned premium $M	1,280	1,138	1,201	1,015	2,481	2,153
Net earned premium $M	1,081	971	877	786	1,958	1,757
Claims ratio %	63.1	62.7	58.9	64.8	61.3	63.6
Commission ratio %	15.8	15.6	21.0	19.2	18.1	17.2
Expense ratio %	11.9	11.9	10.4	12.2	11.2	12.1
Combined operating ratio %	90.8	90.2	90.3	96.2	90.6	92.9
Insurance margin %	16.8	14.6	16.7	11.8	16.3	13.3

- Gross written premium up 9% and net earned premium up 11% due to high business retention, acquisitions in 2005 and average overall increase in premium rates of around 10%
- Improvement in COR reflects our focus on portfolio profitability and relatively few catastrophes in first half
- Risk profile reduced through cancellation of business with insufficient reward and higher deductibles for catastrophe exposed business
- New aviation team will commence writing business in October 2006
- Confident of achieving gross written premium target of around $5.1 billion for 2006

15

the Americas
half year ended 30 June 2006

	2006	2005
Gross written premium $M	983	710
Gross earned premium $M	903	631
Net earned premium $M	546	355
Claims ratio %	57.8	62.0
Commission ratio %	24.2	24.2
Expense ratio %	9.0	7.0
Combined operating ratio %	91.0	93.2
Insurance margin %	12.6	10.1

- Gross written premium up 38% and net earned premium up 54% due to acquisitions in 2005 and overall increase in premium rates of around 12%
- All general and reinsurance portfolios in the Americas producing underwriting profits
- Improved combined operating ratio of 91.0% (2005: 93.2%) reflecting careful risk selection, growth of general insurance business and rate increases in half year
- General insurance business now represents 76% of gross written premium (2005: 71%) in line with our strategy
- Claims ratio of 57.8% (2005: 62.0%) after increasing risk margins in outstanding claims
- In process of acquiring portfolio of farm and agricultural insurance business which supports strategy of building diversified, stable portfolios across the Americas
- On target to produce $2.0 billion of gross written premium in 2006

16

Equator Re
half year ended 30 June 2006

- Gross written premium up 112% to $517 million and net earned premium up 52% to $198 million due to higher premium rates on excess of loss protections and new quota share arrangements for our Lloyd's syndicates
- As previously indicated, Equator has increased its proportional reinsurance premium income from QBE insurance divisions whilst not substantially increasing exposures to any one catastrophe
- Combined operating ratio of 86.9% (2005: 83.1%) after increasing risk margins in outstanding claims
- Insurance profit of $44 million or 22.2% of net earned premium (2005: $27 million or 20.8%)

17

Investment income
half year ended 30 June 2006

	2006 $M	2005 $M
Dividends	22	25
Realised gains on equities	26	38
Unrealised (losses) gains on equities	(11)	17
Income from equities	37	80
Interest	340	281
Realised gains on fixed interest securities	32	17
Unrealised (losses) gains on fixed interest securities	(13)	22
Income from fixed interest and cash	359	320
Other income	7	9
Gross investment income*	403	409
Exchange gains (losses)	14	(9)
Interest expense	(57)	(46)
Other expenses	(18)	(10)
Net cost of ABCs	(11)	(7)
Net investment income	331	337

* Gross yield 4.5% (2005: 5.3%)

18

Comparison of AAA cash yields versus actual yields

	Average AAA cash yields %	Actual yields achieved by QBE %
2002	2.4	2.5
2003	3.1	4.8
2004	3.4	4.8
2005	4.2	5.2
2006 (half year)	4.7	4.5

Investment mix 30 June 2006	Portfolio mix by currency %	Current cash rate %
Australian dollar	28	6.0
US dollar	26	5.3
Sterling	34	4.8
Other	12	3.5
Weighted average yield		5.1

Balance sheet

	30 June 2006 $M	31 Dec 2005 $M	30 June 2005 $M
ASSETS			
Investments and cash	18,165	17,597	15,721
Receivables	5,031	3,669	4,312
Recoveries on outstanding claims	4,219	4,213	3,237
Deferred insurance costs	1,651	1,446	1,674
Intangibles	1,389	1,362	1,056
ABC financial assets pledged for funds at Lloyd's	1,040	1,032	1,005
Fixed and other assets	362	306	360
TOTAL ASSETS	31,857	29,665	27,365
LIABILITIES			
Outstanding claims	15,714	15,063	13,235
Unearned premium	5,135	4,267	4,740
Borrowings	2,163	2,130	1,742
Swaps relating to ABC securities	63	29	13
ABC securities for funds at Lloyd's	894	1,015	992
Other creditors and provisions	2,161	1,962	2,097
TOTAL LIABILITIES	26,230	24,506	22,819
NET ASSETS	5,627	5,159	4,546
EQUITY			
Shareholders' funds	5,565	5,093	4,486
Minority interest	62	66	60
TOTAL EQUITY	5,627	5,159	4,546

Balance sheet
30 June 2006

- Net invested funds increased by $535 million since 31 December 2005 to $16.0 billion
- Approximately 89% of fixed interest and cash is Moody's Aa rated or better
- Approximately 99% of investments are liquid
- We continue to actively manage our fixed interest portfolios which averaged 0.8 years duration
- Equity investments represent 8.0% of the total investment portfolio (31 December 2005: 3.8%)

Balance sheet
net invested funds

	30 June 2006 $M	30 June 2006 %	31 Dec 2005 $M	31 Dec 2005 %
Cash and cash equivalents	1,752	9.6	1,061	6.0
Short term money	7,172	39.5	8,292	47.1
Fixed interest securities and other	7,746	42.7	7,537	42.9
Equities	1,461	8.0	674	3.8
Investment properties	34	0.2	33	0.2
Total investments and cash (1)	**18,165**	**100.0**	**17,597**	**100.0**
Borrowings (2)	2,163		2,130	
Net invested funds	**16,002**		**15,467**	

(1) Excludes ABC financial assets and ABC securities
(2) Borrowings denoted as "interest bearing liabilities" in financial statements

Investments currency mix
30 June 2006

Market value of total investments and cash



Sterling 34% (35%)
Other 12% (13%)
AUD 28% (30%)
USD 26% (22%)

Market value of equities



Sterling 32% (27%)
Other 10% (12%)
AUD 40% (34%)
USD 18% (27%)

Note - amounts in parentheses represent June 2005 comparatives

Balance sheet
30 June 2006

- Receivables increase is consistent with previous years and also includes higher reinsurance recoveries from 2005 catastrophes
- Receivables over 90 days have reduced with conservative provisions held for doubtful premium debtors
- Reinsurance recoveries on outstanding claims were $4,219 million (31 December 2005: $4,213 million) and include $1,518 million for incurred but not reported claims
- Provision for doubtful debts and recoveries of $285 million considered prudent (31 December 2005: $291 million)
- Bad debt experience continues to be low

Balance sheet
30 June 2006

- Group policy of matching assets and liabilities in local currency and using borrowings and hedges to protect shareholders' funds in overseas subsidiaries was maintained
- Borrowings slightly up to $2,163 million from $2,130 million at 31 December 2005 due to exchange rate movements
- Borrowings to shareholders' funds reduced to 38.9% from 41.8% at 31 December 2005 and expected to remain in 35% to 40% range at year end
- Annualised weighted average cost of borrowings of 5.2% unchanged from 31 December 2005 – post the issue of perpetual securities in July 2006, 5.6% pa

25

Insurance liabilities
30 June 2006

- Outstanding claims – probability of adequacy slightly above 95% (31 December 2005: 94%). Considered prudent due to cyclical nature of exposures and historically higher incidence of catastrophes in the second half of the year
- Risk margin in outstanding claims up from $1,243 million at 31 December 2005 to $1,422 million representing 14.1% of central estimate compared with 12.9%

26

Insurance liabilities

	30 June 2006 $M	31 Dec 2005 $M	30 June 2005 $M
Total net outstanding claims (discounted)	11,495	10,870	9,998
Unearned premium net of deferred insurance costs	3,484	2,841	3,066
Net insurance liabilities	**14,979**	**13,711**	**13,064**
Represented by:			
Risk margin - outstanding claims	1,422	1,243	1,222
- unearned premium	933	773	627
Total risk margin*	2,355	2,016	1,849
Central estimate	12,624	11,695	11,215
	14,979	**13,711**	**13,064**
* Risk margin in excess of APRA's minimum 75% probability of adequacy for Australian licensed insurers	1,635	1,411	1,258

27

Capital adequacy
30 June 2006

- QBE estimates the Group capital adequacy multiple is around 1.9 times the minimum capital requirement* consistent with 31 December 2005
- Following the issue of perpetual securities in July 2006, the Group capital adequacy multiple has increased to around 2.1 times the minimum capital requirement*
- Subordinated debt and some of the hybrid securities are included as Tier 2 capital for determining the Group's capital adequacy multiple
- Subsidiaries maintain strong capital adequacy margins for local regulatory purposes
- Standard & Poor's A+ financial strength rating retained for main insurance subsidiaries

* using APRA's risk weighted capital adequacy model for Australian licensed insurers

28

Capital adequacy

	30 June 2006 $M	31 Dec 2005 $M	30 June 2005 $M
Tier 1			
Share capital*	3,403	3,263	3,046
Reserves and retained earnings	2,184	1,856	1,473
Excess risk margin	1,635	1,411	1,258
Tax on excess risk margin	(491)	(423)	(377)
Proposed dividend	(322)	(196)	(114)
Deductions, mainly intangibles	(1,389)	(1,382)	(1,056)
	5,020	4,529	4,230
Tier 2			
Subordinated debt	674	668	640
Hybrid securities	165	222	292
	839	890	932
Capital base	**5,859**	**5,419**	**5,162**
Group MCR	**3,169**	**2,846**	**2,801**
Capital adequacy multiple	**1.9**	**1.9**	**1.8**

* *notified to Australian Stock Exchange*

29

2006 outlook

Subject to no material movement in current exchange rates; large losses and catastrophes not exceeding the allowance in our business plans; and no major fall in equity markets or interest rates:

- Achieve insurance profit margin of 17% to 18% for full year
- On target to achieve an increase in gross written premium to around $10.3 billion and net earned premium to around $8.4 billion
- Overall premium rate increases for the full year expected to be around 7%
- Increases in premium rates will assist margins for the second half of 2006 and full year 2007
- Despite competition in most markets, pricing is still sufficient to meet profit targets for the majority of our portfolios
- Attritional claims ratio at half year of 46.6% and increased risk margins leave a significant allowance for large losses and catastrophes in second half to meet revised full year targets for 2006

30

2006 outlook

- Investigation of a number of small to medium bolt-on acquisitions which may be converted by year end
- Sufficient capital to finance acquisitions of up to $1.5 billion of net written premium
- Excess capital will be carefully monitored to ensure return on equity and earnings per share are optimised
- Maintain equity portfolio at less than 10% of total investments and minimise interest rate volatility on fixed interest book
- Investment income will further benefit from higher interest rates in the US, UK and Australia in second half
- Gross investment yield of around 5% for the full year
- Net invested funds expected to increase from $16.0 billion to $17.5 billion by end 2006 from strong cash flow in the second half
- Net profit after tax now expected to be up by more than 15%

Head office management changes

- Vince McLenaghan appointed Chief Operating Officer for the Group
- Vince is 47 years old with 30 years experience in the insurance industry, including 24 years at QBE
- His recent roles at QBE have been
  - 1995, Assistant General Manager, Pacific
  - 1998, General Manager, Asia Pacific
  - 2004, CEO, Pacific Asia Central Europe (PACE)
  - 2005, CEO, Australia and PACE (26 countries)

Head office management changes

- Blair Nicholls appointed Chief Actuarial Officer for the Group
- Blair is 39 years old with 12 years experience at QBE. His roles have been
  - 1994, Technical Manager, Australian operations
  - 1995, Actuary, Australian operations
  - 1999, Technical Services Manager, QBE Mercantile Mutual Joint Venture
  - 2001, Group Actuary
  - 2004, Chief Actuarial Officer, European operations

Historical share price performance

An investment in QBE has outperformed the Australian All Ordinaries Index and inflation with a compound average annual growth rate of 16.3% over 5 years, 20.3% over 10 years and 22.7% over 20 years



QBE
Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock Exchange

16 August 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

re: DEP/DRP suspension

I refer to our letters of 21 April and 6 June 2006.

With effect today, QBE has suspended its Dividend Election Plan (DEP) and Dividend Reinvestment Plan (DRP) due to its strong capital adequacy. This means that neither will apply to our 2006 interim dividend payable on 14 September 2006.

Previous DEP and DRP participants will instead receive a cash dividend of 40 cents per share like other shareholders.

To assist our previous DEP and DRP participants, they can lodge by Friday, 1 September 2006 direct credit notices and also for Australian residents, tax file number forms with our share registry, Link Market Services Limited.

We will be separately writing to our previous DEP and DRP participants on steps they can take.

For further information, we refer the market to the "Dividends" section of our website www.qbe.com.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary
Direct: +612 9375 4422
Mobile: +61 (0)408 037 220
Fax: +612 9231 6104
Email: duncan.ramsay@qbe.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	24,484
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Long Term Incentive (LTI) unlisted options $ 8.04 Final exercise date 12 March 2007 Employee Share & Option Plan unlisted options $11.08 Final exercise date 02 March 2024

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 8.04 23,657 A$11.08 750 A$ 0.00 77
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of bonus shares (notional dividend) at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21.08.06 23.08.06 31.08.06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	803,805,716	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **15,565,424** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 31 August 2006

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 31 August 2006.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
90,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
83,295	Options	12 March 2007
142,499	Options	2 March 2007
38,736	Options	12 March 2008
10,000	Options	2 November 2006
45,250	Options	2 March 2024
2,575,182	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,447,417	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
111,475	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
189,042	Options	1 March 2011
2,230,819	Options	1 March 2012
94,771	Options	6 April 2012
2,555	Options	01 March 2012
1,117,246	Conditional Rights	2 March 2007
46,500	Conditional Rights	1 April 2007
1,162,260	Conditional Rights	2 March 2008
46,204	Conditional Rights	7 April 2008
886,319	Conditional Rights	1 March 2009
35,539	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
15,565,424		

*Options issued to a third party subject to a number of performance hurdles.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,068
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Profit Share Incentive (PSI) unlisted options $ 8.04 Final exercise date 12 March 2008 $11.08 Final exercise date 02 March 2007 $14.85 Final exercise date 02 March 2010 $20.44 Final exercise date 01 March 2011 Employee Share & Option Plan unlisted options $11.08 Final exercise date 02 March 2024

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 8.04 466 A$11.08 3,000 A$14.85 1,500 A$20.44 2,000 A$ 0.00 102
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of bonus shares (notional dividend) at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13.09.06 14.09.06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	803,812,784	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **15,401,496** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 14 September 2006

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 14 September 2006.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
90,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
83,295	Options	12 March 2007
140,499	Options	2 March 2007
38,270	Options	12 March 2008
10,000	Options	2 November 2006
44,250	Options	2 March 2024
2,537,446	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,405,468	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
109,975	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
187,042	Options	1 March 2011
2,198,261	Options	1 March 2012
94,771	Options	6 April 2012
2,555	Options	01 March 2012
1,101,640	Conditional Rights	2 March 2007
.46,500	Conditional Rights	1 April 2007
1,145,583	Conditional Rights	2 March 2008
46,204	Conditional Rights	7 April 2008
873,883	Conditional Rights	1 March 2009
35,539	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
15,401,496		

*Options issued to a third party subject to a number of performance hurdles.

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

28 September 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: New Non-executive Director

QBE is pleased to announce, pursuant to Listing Rule 3.16, the appointment of Mr Duncan Boyle as a Non-executive Director to its Board of Directors.

Mr Boyle is based in Sydney. Until recently, he was the chief executive of Royal and Sun Alliance UK.

Mr Boyle has wide experience in general insurance, including with Royal Sun Alliance in Australia, Europe, New Zealand and the UK since 1974 as well as with industry bodies.

He has a Bachelor of Arts (Hons) in Business Studies from Middlesex University and is a Fellow of the Chartered Insurance Institute.

The appointment is effective today.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE
Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9235 3166
DX 10171 Sydney Stock Exchange

5 October 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Re: INITIAL DIRECTOR'S INTEREST NOTICE

Attached for announcement to the market, please find a Initial Director's Interest Notice for Duncan Boyle, who was appointed as a Non-executive Director on 28 September 2006.

Yours faithfully

Neil Drabsch
Chief Financial Officer

Encl.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QBE INSURANCE GROUP LIMITED**
ABN	**28 008 485 014**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Duncan Boyle
Date of appointment	28 September 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
	Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

10 October 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

re: Option Exercise

We refer to our Appendix 3B lodged on 2 December 2004, which noted options over QBE ordinary shares expiring 30 November 2007, our letters of 14 January and 21 December 2005 and our letter of 1 June 2006. These options were issued to a third party as incentives to achieve a number of performance hurdles as part of the consideration for the acquisition of insurance distribution businesses in Australia.

The performance hurdles are designed to be earnings per share accretive for QBE shareholders.

As further performance hurdles have been satisfied, 612,000 shares were issued today to the seller.

As the share issue is within the 15% cap in any 12 months under ASX listing rule 7.1, QBE will not seek shareholder approval for the issue.

The shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act 2001 ("Act"). As at the date of this notice, the Company has complied with:

(i) the provisions of Chapter 2M of the Act as they apply to the Company; and
(ii) section 674 of the Act.

This notice is given under paragraph 5(e) of section 708A of the Act.

Yours faithfully,

Duncan Ramsay
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	613,401
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Employee Share & Option Plan unlisted options $11.08 Final exercise date 02 March 2024 Exercise of options issued to a third party after the satisfaction of performance hurdles. $24.26 Final exercise date 30 November 2007

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$11.08 1,250 A$24.26 612,000 A$ 0.00 151
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of bonus shares (notional dividend) at no cost. Part consideration for the acquisition of Insurance Distribution businesses in Australia.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	04.10.06 10.10.06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	804,426,185	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **14,446,488** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 17 October 2006

Print name: Duncan Ramsay

17/10/06

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 17 October 2006.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
90,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
83,295	Options	12 March 2007
140,499	Options	2 March 2007
38,270	Options	12 March 2008
10,000	Options	2 November 2006
43,000	Options	2 March 2024
2,537,446	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,405,468	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
109,975	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
187,042	Options	1 March 2011
2,198,261	Options	1 March 2012
94,771	Options	6 April 2012
2,555	Options	01 March 2012
1,116,631	Conditional Rights	2 March 2007
47,314	Conditional Rights	1 April 2007
1,162,370	Conditional Rights	2 March 2008
47,013	Conditional Rights	7 April 2008
886,102	Conditional Rights	1 March 2009
36,161	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
14,446,488		

*Options issued to a third party subject to a number of performance hurdles.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	29,524
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Long Term Incentive (LTI) unlisted options $ 8.04 Final exercise date 12 March 2007 Employee Share & Option Plan unlisted options $11.08 Final exercise date 02 March 2024 Long Term Incentive (LTI) unlisted conditional rights $0.00 Final exercise date 02 March 2007 $0.00 Final exercise date 02 March 2008 $0.00 Final exercise date 01 March 2009

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 8.04 26,185 A$11.08 1,000 A$ 0.00 2,339
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of bonus shares (notional dividend) at no cost. Issue of Conditional Rights: bonus shares at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19.10.06 20.10.06 30.10.06

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
804,455,709	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **14,307,126** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

PB

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

PB

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

PB

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

RB

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Peter Barnes (Company secretary) Date: 31 October 2006

Print name: Peter Barnes

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 31 October 2006.

Peter Barnes

Peter Barnes
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
90,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
57,110	Options	12 March 2007
131,582	Options	2 March 2007
36,270	Options	12 March 2008
10,000	Options	2 November 2006
42,000	Options	2 March 2024
2,528,160	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,397,285	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
105,225	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
179,042	Options	1 March 2011
2,198,261	Options	1 March 2012
94,771	Options	6 April 2012
2,555	Options	01 March 2012
1,088,573	Conditional Rights	2 March 2007
47,314	Conditional Rights	1 April 2007
1,137,544	Conditional Rights	2 March 2008
47,013	Conditional Rights	7 April 2008
867,945	Conditional Rights	1 March 2009
36,161	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
14,307,126		

*Options issued to a third party subject to a number of performance hurdles.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	163,279
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Long Term Incentive (LTI) unlisted options $11.08 Final exercise date 02 March 2008 $14.85 Final exercise date 02 March 2011 $20.44 Final exercise date 01 March 2012 Employee Share & Option Plan unlisted options $10.14 Final exercise date 02 November 2006 $11.08 Final exercise date 02 March 2024

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes .
5	Issue price or consideration	A$10.14 10,000 A$11.08 65,269 A$14.85 50,283 A$20.44 37,575 A$ 0.00 152
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of bonus shares (notional dividend) at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	07.11.06 09.11.06 16.11.06

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
804,618,988	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **14,133,292** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 17 November 2006

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 17 November 2006.

D Ramsay

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
90,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
57,110	Options	12 March 2007
131,582	Options	2 March 2007
36,270	Options	12 March 2008
40,750	Options	2 March 2024
2,471,042	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,343,431	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
105,225	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
179,042	Options	1 March 2011
2,149,729	Options	1 March 2012
94,771	Options	6 April 2012
2,555	Options	01 March 2012
1,087,570	Conditional Rights	2 March 2007
47,314	Conditional Rights	1 April 2007
1,136,545	Conditional Rights	2 March 2008
47,013	Conditional Rights	7 April 2008
866,867	Conditional Rights	1 March 2009
36,161	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
14,133,292		

*Options issued to a third party subject to a number of performance hurdles.

QBE
Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

13 December 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

re: **QBE ANNOUNCES USA EXPANSION AND 2006 RESULTS UPDATE**

Please find attached announcements for release to the market.

Yours faithfully,

D Ramsay

Company Secretary

encs.

QBE

MARKET ANNOUNCEMENT

SUPPLEMENTARY INFORMATION

ACQUISITION OF PRAETORIAN FINANCIAL GROUP INC.

13 December 2006

US acquisition strategy

- The acquisition of the Praetorian Financial Group is highly complementary to QBE's existing business in the US
- Our growth strategy in the US is to focus on acquiring primary insurance businesses (i.e. general insurance) that will enhance our existing business by targeting:
  - businesses which can meet our profit expectations in the short and long term
  - small to medium regional business
  - high customer retention portfolios through long-standing agency/broker relationships
  - increase our geographic and product diversity with limited increase in catastrophe exposure
  - quality management teams and underwriters
  - specialist business
  - development of middle market property and casualty business
- Increased scale in the US is targeted to provide synergies in IT, infrastructure, reinsurance, premises and capital costs

Praetorian history

- Praetorian Financial Group Inc. ("Praetorian") is Hannover Re's recently established US speciality primary insurance platform.
- Praetorian, established in 2005, includes the following insurance companies:
  - Insurance Company of Hannover (renamed Praetorian Insurance Company ("PIC")), an Illinois domiciled entity licenced to write admitted business in all 50 states
  - Redland Insurance Company ("RIC") a New Jersey domiciled entity licenced to write admitted business in 45 states
  - Praetorian Speciality Insurance Company a Delaware domiciled entity authorised to write non-admitted business in 37 states
- Hannover has provided run off protection on net claims reserves for PIC and RIC for 2003 and prior years.

Praetorian acquisition

Hannover Re corporate structure



Hannover Re
Hannover Finance, Inc.
Praetorian Financial Group
Clarendon Insurance Group
Praetorian Insurance Company
Redland Insurance Company
Clarendon National Insurance Company
Praetorian Specialty Insurance Company
Clarendon America Insurance Company
Clarendon Select Insurance Company
Harbor Specialty Insurance Company

Companies to be acquired by QBE

Praetorian overview

- Praetorian underwrites 37 specialist insurance programs producing an estimated US$1.4 billion annual gross premium income. This compares with the 260 programs written by Clarendon at its peak.
- In addition, Praetorian assumed Clarendon's Chicago-based broker sourced specialist agency business of profitable inland marine, fine arts and other primary insurance business estimated to produce US$300 million annualised gross written premium.
- Included in the above is approximately US$200 million of fee based "fronted" primary insurance. Fronting business is expected to be cancelled by QBE.
- Praetorian has over 200 staff with its head office located in New York and distribution channels through managing general agents and specialist retail agents through brokers in the US.

Praetorian overview

- Praetorian's underwriting strategy focuses on providing primary insurance cover to small and mid-sized accounts with an emphasis on specialty business and generally with low sum insured limits.
- Property and casualty lines are targeted which provide diversity through customer type, product line, geographic region, non-admitted and admitted business and distribution spread throughout the US with limited exposure to catastrophes.

Gross premium income (source: Praetorian)	2005 US$'m	Forecast 2006 US$'m
Commercial auto	339	383
Workers compensation	327	369
Commercial liability	312	352
Specialist auto	158	176
Fronted business (fee driven)	196	223
Commercial property	187	211
Total	1,519	1,714

- The workers compensation portfolio is mainly comprised of small to medium sized clients such as trade association members with average premiums around US$5,000

Praetorian acquisition

Portfolio mix

Distribution Source:



Open Sourced (Retail agencies)
22%
Program Manager
78%

Class of Business:



Commercial Auto
22%
Commercial Casualty
22%
Fee Driven
13%
Workers Comp
22%
Commercial Property
12%
Specialty Auto
10%

Source: Praetorian 2005 gross written premium

Praetorian acquisition

Transaction highlights

- **Acquisition of Praetorian Financial Group Inc and subsidiary companies:**
  - **Praetorian Insurance Company**
  - **Redland Insurance Company**
  - **Praetorian Specialty Insurance Company**
- **Cost: US$800 million**
- **Net assets of US$467 million acquired using US GAAP including US$86 million of intangibles**
- **Likely completion: second quarter 2007 with QBE consolidation expected effective 1 April 2007**
- **QBE has option to cancel the 50% quota share reinsurance with Hannover Re on completion which will require around US$200 million capital top-up for Praetorian**
- **Indemnities from Hannover Re continue for 2003 and prior year loss reserves and other indemnities to apply to 2004, 2005 and 2006 underwriting year loss developments if quota share reinsurance is not cancelled**

Praetorian acquisition

- **Acquisition and new Praetorian capital expected to be funded by:**

	A$'m
Cash from internal sources	**400**
Dividend reinvestment	**300**
Short term debt	**580**
	1,280

- **Group debt to equity ratio to remain around 40% with hybrid debt converted as necessary to maintain key ratios**
- **Post completion of the transaction, QBE's group capital adequacy expected to be around 1.9 times the minimum capital requirement as measured using the Australian regulator's (APRA) risk-based criteria as applies to Australian licenced insurers**

Praetorian acquisition

Financials

Underwriting results - Praetorian	**[1] "As if" 2004 US$'m**	**[1] "As if" 2005 US$'m**	**Forecast 2006 US$'m**
Gross written premium [1]	1,412	1,519	1,714
Net written premium [3]	434	479	589
Net earned premium	438	456	514
Combined operating ratio [2]	**89.6%**	**81.7%**	**78.1%**

Notes:

[1] "As if" 2004 and 2005 underwriting results are based on the Praetorian selected business assuming it renewed the business in those years

[2] The combined operating ratio ("COR") i.e. ratio of claims, commissions and expenses to net earned premium for 2006 is made up of:

	With quota share 2006 - %	Without quota share 2006 - %
Claims incurred	58.6	59.6
Commissions incurred	7.9	21.2
Expenses incurred	11.6	5.9
COR	78.1	86.7

[3] 2006 net written premium is after quota share reinsurance premium of US$743 million to Hannover Re and affiliates

Source: Praetorian

Praetorian acquisition

Financials

Projected Praetorian balance sheet on completion

	US$'bn
Assets:	
Investments	2.0
Receivables and other assets	1.3
Intangibles	0.1
	3.4
Liabilities:	
Insurance provisions	2.0
Borrowings	0.1
Other liabilities	0.6
	2.7
Net assets	0.7

- Assets include US$200 million additional capital introduced by QBE on completion
- Investments are expected to be in high quality short duration cash and fixed interest securities
- Completion is estimated effective 1 April 2007

Praetorian acquisition

Benefits to QBE

- **Up to US$1.4 billion of profitable renewal portfolios (assuming fee based and some other business is cancelled)**
- **Seasoned management team**
- **Business model similar to QBE the Americas Program Division**
- **Programs complement existing QBE program and class of business mix**
- **Strengthens our geographic spread with limited catastrophe exposure**
- **Synergies expected from IT infrastructure, premises, reinsurance arrangements and capital management**
- **Will strengthen QBE's position as a major specialty program insurer in the U.S.**

Praetorian acquisition

QBE Americas - US program business

- QBE writes 24 specialist insurance programs through managing agents in the US.
- Gross written premium income for QBE Americas US program business for 2006 is approximately US$1.2 billion.
- Combined operating ratios for this business for the past four underwriting years has been around 85%
- QBE has adopted a stringent approach to due diligence on new programs and comprehensive audits of each existing program on a regular basis in all facets including underwriting, pricing, claims, compliance, actuarial, finance and internal controls.
- Praetorian has similar processes in place

12

Praetorian acquisition

Full year Praetorian targets

- Portfolio mix

	Forecast 2006	First full year target	
	US$'m	US$'m	%
Commercial automobile	383	390	28
Specialty automobile	176	180	13
Workers compensation	369	310	22
Commercial property	211	210	15
Commercial liability	362	310	22
Fronted business (fee driven)	223	-	-
Total	1,714	1,400	100

- Ongoing external reinsurance costs not expected to exceed 10% of gross written premium assuming cancellation of the Hannover Re quota share reinsurance.
- Synergies of US$15 million after tax expected by end 2008 and include savings on IT, infrastructure, premises and reinsurance arrangements
- Targets for the first full year after completion are: combined operating ratio 87.5%; insurance margin 17%; net earned premium US$1.3 billion (assuming cancellation of quota share to Hannover Re)
- Net profit after tax in the first year before cost of funding, new capital and synergies estimated to exceed US$150 million

13

QBE

QBE INSURANCE GROUP LIMITED

MARKET ANNOUNCEMENTS

USA EXPANSION

QBE Insurance Group today announced the acquisition of the Praetorian Financial Group ("PFG") in the United States from Hannover Rueckversicherung AG ("Hannover Re"). The acquisition is complementary to QBE's existing business in the US. The acquisition is subject to regulatory approvals. QBE anticipates completion of the acquisition in the second quarter of 2007.

PFG will add around US$1.4 billion to gross premium income on an annualised basis. The purchase price is US$0.8 billion and net assets using US GAAP are estimated to be US$0.46 billion on completion. The funding of the acquisition will be from internal excess capital, dividend reinvestment and short-term debt.

PFG is based in New York and writes 37 specialist property and casualty insurance programs through various managing agents (78%) and specialist retail agency business through brokers (22%). PFG was created by Hannover Re in 2005 to selectively renew business from Clarendon Insurance Group, a subsidiary of Hannover Re. Clarendon now focuses on terminated programs and commodity business. The combined operating ratio for the business written into PFG for 2005 was 81.7% and the projected combined operating ratio for 2006 is 78.1%. PFG currently reinsures 50% of its business by way of quota share to Hannover Re and affiliates. QBE intends to cancel these reinsurance arrangements at closing and inject around US$200 million additional capital into PFG.

The acquisition will form part of QBE the Americas Division under Tim Kenny, President and CEO.

Frank O'Halloran, QBE Group's Chief Executive Officer said, "We have been fortunate to secure an excellent insurance business in the US which is highly complementary to our existing profitable specialist insurance program business." He added, "The acquisition meets our established criteria; in particular, earnings per share accretion in year one. Subject to no unforeseen circumstances, we anticipate that PFG will produce a profit after tax of US$150 million in the first full year before the cost of funding the acquisition, the capital injection and synergies."

Tim Kenny said, "The acquisition is consistent with our strategy of building our business in the specialist insurance program and small to medium regional markets of the US. It follows the successful acquisitions of National Farmers Union Property and Casualty Company in 2005 and the One Beacon Agriculture division earlier this year."

Details of the acquisition are provided in the Supplementary Information attached.

2006 RESULTS UPDATE

QBE also advised that, subject to large losses and catastrophes between now and the end of this year being within expectations, it anticipates its insurance profit to be around 20% of net earned premium and profit after tax to be up around 30% for 2006. This compares to previous guidance of an insurance profit margin of 17% to 18% and profit after tax up by more than 15%. Frank O'Halloran stated, "The significant improvement in profit outlook is due to better than expected market conditions and lower large losses and catastrophes for 2006 to date."

For further information, please contact:

Frank O'Halloran, Chief Executive Officer - +61 2 9375 4400
Neil Drabsch, Chief Financial Officer - +61 2 9375 4226
Tim Kenny, President and CEO, the Americas +1 212 894 7543

13 December 2006

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9235 3166
DX 10171 Sydney Stock Exchange

15 December 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Re: CHANGE OF DIRECTOR'S INTEREST NOTICE

Attached for announcement to the market please find a Change of Director's Interest Notice for Nicholas Greiner for an increase of 12,500 ordinary shares resulting from the conversion of 10,000 Endowment Warrants on 13 December 2006.

Yours faithfully

D Ramsay

Duncan Ramsay
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QBE INSURANCE GROUP LIMITED
QBE	28 008 485 014

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas F Greiner
Date of last notice	26 April 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gabane Pty Ltd: Trustee for Hugo Frank Capital Trust – Director of Gabane Pty Ltd Gabane Pty Limited: Superannuation Fund – Director of Gabane Pty Ltd.
Date of change	13 December 2006
No. of securities held prior to change	22,949 Ordinary shares Gabane Pty Ltd: Trustee for Hugo Frank Capital Trust 23,402 Ordinary shares Gabane Pty Limited: Superannuation Fund 10,000 Endowment warrants Gabane Pty Ltd 6,864 Ordinary shares Nicholas Frank Greiner
Class	Endowment Warrants
Number acquired	12,500 Ordinary QBE shares
Number disposed	10,000 Endowment Warrants

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$47,273.67
No. of securities held after change	22,949 Ordinary shares Gabane Pty Ltd: Trustee for Hugo Frank Capital Trust 35,902 Ordinary shares Gabane Pty Limited: Superannuation Fund 6,864 Ordinary shares Nicholas Frank Greiner
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Completion of Endowment Warrants and conversion to ordinary shares.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	139,178
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Long Term Incentive (LTI) unlisted options $11.08 Final exercise date 02 March 2008 $14.85 Final exercise date 02 March 2011 $20.44 Final exercise date 01 March 2012 Long Term Incentive (LTI) unlisted conditional rights $0.00 Final exercise date 02 March 2007 $0.00 Final exercise date 02 March 2008 $0.00 Final exercise date 01 March 2009

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$11.08 43,675 A$14.85 35,099 A$20.44 17,353 A$25.35 728 A$ 0.00 42,323
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of Conditional Rights: bonus shares at no cost. Issue of employee shares.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	07.12.06 15.12.06 21.12.06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	804,758,166	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **13,848,291** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached
- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [x] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 21 December 2006

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 21 December 2006.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
90,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
57,110	Options	12 March 2007
131,582	Options	2 March 2007
36,270	Options	12 March 2008
40,750	Options	2 March 2024
2,402,713	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,264,685	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
105,225	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
179,042	Options	1 March 2011
2,096,217	Options	1 March 2012
94,771	Options	6 April 2012
2,555	Options	01 March 2012
1,055,816	Conditional Rights	2 March 2007
47,314	Conditional Rights	1 April 2007
1,104,686	Conditional Rights	2 March 2008
47,013	Conditional Rights	7 April 2008
846,066	Conditional Rights	1 March 2009
36,161	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
13,848,291		

*Options issued to a third party subject to a number of performance hurdles.

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

22 December 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

re: Further conversion of Liquid Yield OptioN securities ("LYONs") to QBE ordinary shares

We refer to our previous announcements regarding the conversion of LYONs.

A further portion of QBE LYONs was converted into 13,809,500 ordinary shares of the Company today ("Conversion Shares"). The total number of QBE shares on issue becomes 818,567,666.

The total number of shares issued as a result of LYONs conversions to date is 95,960,590 QBE shares. 100,525 LYONs remain unconverted.

The Conversion Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act 2001 ("Act"). As at the date of this notice, the Company has complied with:

(i) the provisions of Chapter 2M of the Act as they apply to the Company; and
(ii) section 674 of the Act.

This notice is given under paragraph 5(e) of section 708A of the Act.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,809,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Part conversion of Liquid Yield OptioN Securities maturing 15 April 2022 (LYONs I & LYONs II) Conversion Prices: 13,255,650 shares at $ 9.04 each 553,850 shares at $21.11 each Conversion Date: 22 December 2006

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 9.04 13,255,650 A$21.11 553,850
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of LYONs I issued on 9 April 2002 to fund repayment of certain bank loans on or before their maturity and to strengthen the balance sheet for rating purposes. See letter to ASX dated 9 April 2002 entitled 'QBE confirms Issue of Debt Based Securities'. Conversion of LYONs II issued on 5 September 2002 to fund expected premium growth. See letter to ASX dated 5 September 2002 entitled 'QBE Issues Further Debt Based Securities'.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22.12.06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	818,567,666	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **13,848,291** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged.

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 22 December 2006

Print name: Neil Drabsch

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 22 December 2006.

Neil Drabsch
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
90,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
57,110	Options	12 March 2007
131,582	Options	2 March 2007
36,270	Options	12 March 2008
40,750	Options	2 March 2024
2,402,713	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,264,685	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
105,225	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
179,042	Options	1 March 2011
2,096,217	Options	1 March 2012
94,771	Options	6 April 2012
2,555	Options	01 March 2012
1,055,816	Conditional Rights	2 March 2007
47,314	Conditional Rights	1 April 2007
1,104,686	Conditional Rights	2 March 2008
47,013	Conditional Rights	7 April 2008
846,066	Conditional Rights	1 March 2009
36,161	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
13,848,291		

*Options issued to a third party subject to a number of performance hurdles.

QBE
Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

5 January 2007

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

re: **QBE ANNOUNCES ACQUISITION OF WINTERTHUR US HOLDINGS INC**

Please find attached announcements for release to the market.

Yours faithfully,

D Ramsay

Company Secretary

encs.

QBE

MARKET ANNOUNCEMENT

SUPPLEMENTARY INFORMATION

ACQUISITION OF WINTERTHUR US HOLDINGS INC.

5 January 2007

Winterthur US overview

- Commenced US operations in 1982 acquiring a number of established regional companies.
- Operates through two distinct underwriting divisions:
  - General Casualty Co. of Wisconsin ("General Casualty")
  - Unigard Insurance Co. ("Unigard")
- Products are distributed through an independent agency system with over 850,000 policyholders.
- The head office of Winterthur US and General Casualty is Sun Prairie, Wisconsin. Unigard's head office is in Bellevue, Washington State.
- The Winterthur US infrastructure is well developed with around 2,150 employees, established and proven distribution, robust and mature administration and IT systems and a qualified and experienced team of insurance professionals.

2

Winterthur US overview
Corporate structure



Winterthur U.S. Fund, Inc. *
Unigard Insurance Co
Unigard Indemnity Co
Unigard Pacific Ins. Co
General Casualty Co of Wisconsin
Regent Insurance Co
Blue Ridge Ins. Co
Blue Ridge Indemnity Co
Southern Guaranty Ins. Co
Southern Pilot Ins. Co
Southern Guaranty Ins. Co of Georgia
Southern Fire & Casualty Co
Insurance Entity
Non-Ins Entity

* Winterthur U.S. Fund Inc. and interest in three affiliated limited partnerships are to be sold prior to completion

3

Winterthur US overview

- Winterthur US writes US$1.48 billion of gross written premium through 1,700 agents in 33 states. Net earned premium is US$1.41 billion.
- Winterthur US employs a "Super Regional" distribution strategy focused on agency relationships consisting of suburban and rural community independent agents and selected regional agents. Agents are rewarded for outstanding underwriting results and service performance.
- Winterthur US focuses primarily on small to medium sized commercial business and personal lines accounts that are above average in sum insured value. There is a focus on short tail business. Winterthur US generally avoids longer tail exposures such as higher layer excess, stand alone umbrella and large industrial and manufacturing accounts.

4

Winterthur US acquisition

- The acquisition of Winterthur US meets one of QBE's major objectives in developing scale and infrastructure to support QBE in its US property and casualty primary insurance strategy.
- QBE's US growth strategy is to acquire primary insurance business with a focus on small to medium regional business through agency and specialist program distribution channels.
- The acquisition provides QBE with an agency market infrastructure and greatly enhances our US product and geographic diversity.
- The acquisition is highly complementary to the recently announced acquisitions of Praetorian, National Farmers Union and the OneBeacon agricultural business.
- Together with QBE's existing US specialist program business, the acquisition creates a strong distribution structure with a significant share of the agricultural, middle market, managing agent programs and specialist insurance markets.

5

Winterthur US acquisition

Financials - underwriting and income statement

	2005 US$'m	2006 Estimated US$'m
Gross written premiums	1,476	1,480
Net earned premiums	1,433	1,410
UNDERWRITING PROFIT	69	58
INV INCOME - INSURANCE FUNDS	38	64
INSURANCE PROFIT	107	122
INV INCOME – SHAREHOLDERS' FUNDS	4	2
PROFIT BEFORE TAX	111	124
LESS: INCOME TAX	(15)	43
PROFIT AFTER TAX (a)	126	81
RATIO ANALYSIS		
Net loss	64.1%	65.7%
Net commission	17.0%	16.0%
Net expense	14.0%	14.1%
Combined operating ratio	95.1%	95.8%

(a) Includes interest on debt with parent of $31m and $30m in 2005 and 2006 respectively and excludes unrealised gains on investments of $13 million in 2006

6

Winterthur US overview

Major lines of business

- 2005 net written premium US$'m

	General Casualty	Unigard	Total
Homeowners	116	61	177
Personal auto	250	66	316
Commercial packages	327	95	422
Workers compensation	244	-	244
Commercial auto	193	58	251
Other	6	1	7
Total	1,136	281	1,417
Commercial lines	67%	54%	64%
Personal lines	33%	46%	36%
Combined Operating Ratio			
- 2005	97.9%	93.1%	96.1%
- 2006 (estimated)	98.0%	94.0%	96.8%

Winterthur US overview

General Casualty & Unigard
Class of Business - 2005 net written premium


Commercial Auto 18%
Homeowners 13%
Personal Auto 22%
Commercial Multi-peril 30%
Workers Comp 17%

Winterthur US overview

States written


WA
OR
CA
NV
ID
MT
UT
AZ
WY
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
OH
KY
TN
AL
GA
FL
SC
NC
VA
WV
PA
NY
VT
NH
ME
MA
RI
CT
NJ
DE
MD
Unigard
General Casualty

Winterthur US overview

Commercial Lines

- Well balanced high quality book of commercial business.
- Both General Casualty and Unigard focus on retail, service industries and low hazard manufacturing.
- General Casualty has an emphasis on contractors and Unigard targets the agricultural market.
- Agencies are offered web based capability for quoting and online processing for the majority of small business lines.
- Workers compensation is profitable (only written by General Casualty) and is only offered in states with favourable workers compensation environments.

GWP by Line of Business


Workers Compensation 25.3%
Commercial Property & Liability 47.4%
Commercial Auto 27.3%

2005 GWP: US$955m

Winterthur US overview

Personal Lines

- Broad selection of personal lines offered through local independent agencies including products such as preferred and standard auto, homeowners, non standard auto, dwelling fire, umbrella and recreational vehicles and boats.
- Winterthur US withdrew from personal lines in 7 states in 2004 to focus on 23 states to achieve pricing adequacy, low cost of acquisition, geographic desirability and strong agency commitment.
- Utilises web based interface systems for premium and claims processing with agencies.

GWP by Line of Business


Other Personal Lines 1.7%
Personal Property 36.0%
Personal Auto 62.3%

2005 GWP: US$521m

Winterthur US overview

General Casualty & Unigard differentiation

	General Casualty	Unigard
Workers Compensation	Only as part of commercial package	None
Main industry	Midwest Contracting 15% of portfolio	Agriculture 22% of portfolio
Personal vs. Commercial	33% / 67%	46% / 54%
Territory	Midwest, Southeast & Northeast	Northwest, West and Mountain regions
Branding	Over 80 yrs in 25 states	Over 100 yrs in 8 states
Customer retention ratio	83%	87%
Number of producers	1,430	268

Winterthur US overview

General Casualty

Commercial Lines GWP Mix – Line of Business Mix


Other Casualty
Workers Compensation
Commercial Multi-Peril
31.7%
Business Auto
Other Property
4.4%

2005 GWP: US$791 million

Personal Lines GWP Mix – Line of Business Mix


Personal Umbrella
Homeowners
29%
Dwelling Fire
Inland Marine
1.2%
Boat Owners
Automobile

2005 GWP: US$385 million

Winterthur US overview

Unigard

Commercial Lines GWP Mix – Line of Business Mix


Other Liability
11.3%
Business Auto
Commercial Multi-Peril
45.1%
Other Property

2005 GWP: US$164 million

Personal Lines GWP Mix – Line of Business Mix


Umbrella etc
Homeowners
Automobile
Dwelling Fire

2005 GWP: US$136 million

Winterthur US acquisition

Transaction highlights

- Acquisition of Winterthur US Holdings Inc. and subsidiary companies
- Cost: US$1,156 million
- Estimated net tangible assets acquired on completion are US$780 million, giving "goodwill" on purchase of US$376 million
- Estimated net tangible assets include intercompany borrowings of US$557 million from the parent as debt. QBE will repay this debt to the Winterthur US parent company on completion
- Estimated net tangible assets on completion are after additional risk margins in outstanding claims
- Claims reserves on completion are undiscounted and are estimated to include risk margins that result in a slight decrease of less than 0.5% on the Group's probability of adequacy of outstanding claims using Australian IFRS which was 95% at 30 June 2006.

Winterthur US acquisition

Financials

Projected Winterthur US balance sheet on completion		US$'m
Assets:		
Investments & Property		2,750
Other assets		1,030
Intangibles		-
		3,780
Liabilities:		
Insurance provisions		2,250
Borrowings *		600
Other liabilities		150
		3,000
Net assets		780
*Borrowings includes the following:		
Due to Winterthur US parent		557
Short term notes due:	15 Nov, 2007 @ 4.22% p.a.	21
	1 April 2009 @ 4.71% p.a	22
		600

Completion is expected effective 1 June 2007

Winterthur US acquisition

Acquisition funding

The acquisitions of Praetorian and Winterthur US are expected to be funded as follows:

US$'m	Winterthur US	Praetorian	Total
Cost of acquisitions	1,156	800	1,956
Parent loan repayment	557	-	557
New capital	-	200	200
Total US$'m	1,713	1,000	2,713
A$ equivalent			3,480
Funded by:			
Short term debt			1,385
Long term tier 1 debt			250
Dividend reinvestment			500
QBE share placement			800
Own cash resources			545
			3,480

Key ratio targets post completion:
- Debt to equity around 40%
- Minimum capital multiple 1.9 times

Winterthur US acquisition

Major benefits to QBE

- Strong footprint in Regional / Super Regional markets
- Two well regarded established insurance brand names namely General Casualty and Unigard
- Portfolios with high renewal retention
- Long standing agency relationships
- Strengthens QBE's US geographic profile with limited catastrophe loss exposure
- Provides agency market infrastructure for further product and geographic expansion
- The combined business creates a leading agricultural primary insurer when combined with QBE Agri and National Farmers Union
- Ability to cross sell QBE Group products
- Synergies of $25 million after tax expected by the end of 2008 including major areas such as IT infrastructure, premises, reinsurance arrangements and capital management

Winterthur US acquisition

Full year Winterthur US target (Australian IFRS)

	Estimate 2006 (1)	First full year (3)
Gross written premium – US$'m	1,480	1,460
Net earned premium – US$'m	1,410	1,380
Claims ratio	66.7%	63.5%
Commission ratio	15.0%	16.0%
Expense ratio	14.1%	13.5%
Combined operating ratio (COR) (2)	95.8%	93.0%
Insurance profit ratio	8.7%	12.2%
Tax expense rate	35.0%	33.0%
Net profit after tax – US$'m	124	160

Notes:

(1) Estimate 2006 excludes the after tax interest cost of $30 million on the loan from Winterthur US parent and includes unrealised gains of $13 million

(2) 2006 result includes approximately 2% on the COR from net upgrade of claims for prior years and higher than average tornado and hail storm losses. Investment yields were affected by long dated bond portfolio during the year

(3) Target results for the first year after the date of completion exclude the costs of funding the acquisition and synergies

QBE the Americas strategy

- The acquisition of Winterthur US and Praetorian businesses achieves two major components of QBE's US growth strategy:
  - Winterthur US provides a well established infrastructure and distribution channel in local agency commercial and personal business targeted at regional and midwest US.
  - The Praetorian acquisition adds substantial scale to QBE's specialist insurance program business.
- QBE the Americas is now comprised of four business pillars:

	Full year targets * GWP US$'m	COR %
1. Property & casualty insurance primarily through independent agents	1,700	92%
2. Specialist insurance programs – commercial and personal lines	2,350	96%
3. Inwards reinsurance targeting US regional and provincial insurers	400	92%
4. Latin America direct insurance	150	96%
	4,600	94%

- QBE the Americas growth strategy for the next two years will be focused on developing our Latin American business.

* Based on 2007 projections and full year premium targets for Praetorian and Winterthur US acquisitions

QBE

QBE INSURANCE GROUP LIMITED

MARKET ANNOUNCEMENT

QBE ANNOUNCES ACQUISITION OF WINTERTHUR US HOLDINGS INC

QBE Insurance Group today announced the acquisition of Winterthur US Holdings Inc ("Winterthur US"), a property and casualty insurer in the USA mainly trading under the names of General Casualty and Unigard. This acquisition completes QBE's strategy of building four major streams of business in the Americas: specialist insurance programs, property and casualty insurance in regional markets, reinsurance and Latin America. The acquisition of Winterthur US is subject to regulatory approval.

Winterthur US is based in Wisconsin and writes property and casualty insurance risks through 1,700 independent agents in 33 states of the US. Gross premium income for 2007 is expected to be around US$1.45 billion. The estimated 2006 combined operating ratio and profit after tax, before interest on borrowings and after unrealised gains on investments, are 95.8% and US$124 million respectively. Interest on borrowings is estimated at US$30 million and unrealised gains are US$13 million, both after tax. Winterthur US employs 2,150 staff and has an excellent infrastructure for the expansion of our property and casualty insurance stream.

The purchase price for Winterthur US is US$1.16 billion and net tangible assets at date of acquisition are expected to be US$0.78 billion. The net tangible assets include debt due to the seller which will be refinanced by QBE. QBE will fund the acquisition of Winterthur US and the recently announced acquisition of Praetorian Financial Group largely through a combination of existing excess capital, dividend reinvestment and short term debt, with the balance from an equity placement. The Group's debt to equity ratio will remain around 40%. The acquisitions are expected to be completed in the second quarter of 2007.

The acquisition will form part of QBE the Americas under Tim Kenny, President and Chief Executive Officer.

Frank O'Halloran, QBE Group Chief Executive Officer, said "Winterthur US gives us a strong footprint in western, mid-west and north-east US states for small to medium property and casualty business through a large base of independent agents. By contrast, the Praetorian acquisition announced in December will more than double the size of our US specialist insurance program business." He added "the acquisition of Winterthur US meets QBE's acquisition criteria; in particular earnings per share accretion in year one. Subject to no unforeseen circumstances, we anticipate profit after tax of US$160 million from Winterthur US in the first full year before the cost of funding and synergies."

Tim Kenny said "the acquisition of Winterthur US furthers our focused diversification strategy and completes our infrastructure needs and distribution requirements for the US. We now have a strong presence in specialist insurance programs, property and casualty insurance and reinsurance together with an increasing presence in Latin America. Annualised gross premium income for QBE the Americas is now expected to be around US$4.6 billion or slightly less than 40% of QBE Group gross premium income."

More details of the acquisition are provided in the supplementary information attached.

For further information, please contact:

Frank O'Halloran, Chief Executive Officer - +61 2 9375 4400
Neil Drabsch, Chief Financial Officer - +61 2 9375 4216
Tim Kenny, President and CEO, the Americas +1 212 894 7543

5 January 2007

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QBE INSURANCE GROUP LIMITED

ABN

28 008 485 014

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	137,904
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Long Term Incentive (LTI) unlisted options $ 8.04 Final exercise date 12 March 2007 $11.08 Final exercise date 02 March 2008 $14.85 Final exercise date 02 March 2011 $20.44 Final exercise date 01 March 2012 Employee Share & Option Plan unlisted options $ 7.27 Final exercise date 31 March 2007 $11.08 Final exercise date 02 March 2024

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$ 7.27 30,000 A$ 8.04 43,355 A$11.08 48,509 A$14.85 8,079 A$20.44 7,931 A$ 0.00 30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of employee options. Issue of bonus shares (notional dividend) at no cost.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29.12.06 04.01.07 10.01.07

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
818,705,570	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Various options and conditional rights over un-issued shares at various prices totalling **13,670,844** (see attached Annexure 'A')	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 10 January 2007

Print name: Duncan Ramsay

== == == == ==

+ See chapter 19 for defined terms.

This is Annexure "A" of 1 page referred to in Appendix 3B, Form of Application for Official Quotations of Additional Securities, signed by me and dated 10 January 2007.

Duncan Ramsay
COMPANY SECRETARY

9.

Number of Options/ Conditional Rights	Class	Final Exercise Date
60,000	Options	31 March 2007
230,000	Options	31 March 2007
440,000	Options	31 March 2007
13,755	Options	12 March 2007
131,582	Options	2 March 2007
36,270	Options	12 March 2008
40,500	Options	2 March 2024
2,341,461	Options	2 March 2008
164,447	Options	2 March 2008
114,694	Options	1 April 2008
2,246,424	Options	2 March 2011
173,739	Options	2 March 2011
186,500	Options	2 March 2011
115,426	Options	2 March 2009
118,587	Options	7 April 2011
105,225	Options	2 March 2010
80,000	Options	29 December 2009
86,922	Options	1 March 2010
179,042	Options	1 March 2011
2,084,969	Options	1 March 2012
94,771	Options	6 April 2012
969	Options	01 March 2012
1,050,347	Conditional Rights	2 March 2007
47,314	Conditional Rights	1 April 2007
1,100,566	Conditional Rights	2 March 2008
47,013	Conditional Rights	7 April 2008
844,160	Conditional Rights	1 March 2009
36,161	Conditional Rights	6 April 2009
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
500,000*	Options	30 November 2007
13,670,844		

*Options issued to a third party subject to a number of performance hurdles.

QBE
Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

11 January 2007

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: Provisional 2007 financial calendar

Pursuant to ASX Listing Rule 3.20, our 2007 financial calendar is:

23 February	Profit and Dividend announcement for the year ended 31 December 2006. Annual Report available on website
2 March	Annual Report posted to shareholders with notice of meeting and proxy form
7 March	Shares begin trading ex-dividend
14 March	Record date for determining shareholders' entitlement to 2006 final dividend
2 April	2006 final dividend paid
4 April	Annual General Meeting
30 June	Half year end
20 August	Profit and dividend announcement for the six months ending 30 June 2007
4 September	Shares begin trading ex-dividend
10 September	Record date for determining shareholders' entitlement to 2007 interim dividend
26 September	2007 interim dividend paid
31 December	Year end

All dates shown are provisional and may be subject to change.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE
Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

2 February 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

re: **QBE ACQUIRES INSURER IN MEXICO**

Please find attached an announcement for release to the market.

Yours faithfully,

D. Ramsay

Duncan Ramsay
Company Secretary

enc.

QBE

QBE INSURANCE GROUP LIMITED
MARKET ANNOUNCEMENT
QBE ACQUIRES INSURER IN MEXICO

QBE Insurance Group today announced the acquisition of Seguros Cumbre SA de CV in Mexico ("Cumbre Seguros"). The acquisition is subject to regulatory approvals.

Cumbre Seguros is a profitable commercial lines insurer of small to medium clients and wrote US$57 million of gross written premium in 2006. It has 73 employees and three offices in Mexico City, Guadalajara and Monterrey. QBE estimates net tangible assets to be around US$26 million on completion. The purchase price is a low multiple of net tangible assets. The acquisition will be funded from internal sources.

Frank O'Halloran, QBE's Chief Executive Officer said "The acquisition of Cumbre Seguros is in line with our strategy of gradually building our presence in Latin America." He added "QBE will now write over US$200 million of general insurance premium income in Argentina, Brazil, Colombia and Mexico."

For further information, please contact:

Frank O'Halloran, Chief Executive Officer - +61 2 9375 4400
Neil Drabsch, Chief Financial Officer - +61 2 9375 4216
Tim Kenny, President and CEO, the Americas +1 212 894 7543

2 February 2007

QBE
Insurance
Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock Exchange

9 February 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: Recommencement of Dividend Reinvestment Plans

Following our market announcements on 13 December 2006 and 5 January 2007 on our USA expansion, QBE confirms it will be recommencing its Dividend Election Plan and Dividend Reinvestment Plan (Plans) for the 2006 final dividend payable on 2 April 2007.

Election notices to either participate or vary participation must be lodged for one or both Plans with our share registry, Link Market Services, by 5:00pm Sydney time, Thursday 22 February 2007.

Shareholders who are already participants in the Plans by having previously lodged election notices need not do so again, unless they wish to vary their participation.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary
Direct: +612 9375 4422
Mobile: +61 (0)408 037 220
Fax: +612 9231 6104
Email: duncan.ramsay@qbe.com

QBE
Insurance
Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
Facsimile: (02) 9231 6104
DX 10171 Sydney Stock Exchange

9 February 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

re: **QBE ACQUIRES STRATEGIC STAKE IN AUSTBROKERS**

Please find attached an announcement for release to the market.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

enc.

QBE

QBE INSURANCE GROUP LIMITED

MARKET ANNOUNCEMENT

QBE ACQUIRES STRATEGIC STAKE IN AUSTBROKERS

QBE Insurance Group announced today that it had acquired a 14.9% interest in Austbrokers Holdings Limited.

Frank O'Halloran, QBE Group Chief Executive Officer, said "The purchase will form part of our strategic holdings. It is long term and friendly to the Austbrokers Board. It is not our intention under existing circumstances to make a takeover offer."

For further information, please contact:
Frank O'Halloran, QBE Group Chief Executive Officer - +61 2 9375 4400

9 February 2007

QBE
Insurance
Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock Exchange

12 February 2007

The Manager
Company Announcements
Australian Securities Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

re: Austbrokers Holdings Limited - Notice of initial substantial holder

We lodge our signed Form 603.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary
Direct: +612 9375 4422
Mobile: +61 (0)408 037 220
Fax: +612 9231 6104
Email: duncan.ramsay@qbe.com

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Austbrokers Holdings Limited
ACN/ARSN	ABN 60 000 000 715

1. Details of substantial holder (1)

Name	QBE INSURANCE GROUP LIMITED
ACN/ARSN (if applicable)	ABN 28 008 485 014

The holder became a substantial holder on 08/02/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	5,119,201	5,119,201	10.21%
Also refer Annexure A			

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
QBE Insurance (Australia) Limited	Beneficial Owner	5,089,201 Ordinary
Travelon Pty Limited	Beneficial Owner	30,000 Ordinary

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
QBE Insurance (Australia) Limited	Citicorp Nominees Pty Limited (ABN 37 000 809 030)	Citicorp Nominees Pty Limited (ABN 37 000 809 030)	5,089,201 Ordinary
Travelon Pty Limited	Citicorp Nominees Pty Limited (ABN 37 000 809 030)	Citicorp Nominees Pty Limited (ABN 37 000 809 030)	30,000 Ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer Annexure A				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
QBE Insurance (Australia) Limited	Related Body Corporate
Travelon Pty Limited	Related Body Corporate

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
QBE Insurance (Australia) Limited (ABN 78 003 191 035)	82 Pitt Street, Sydney NSW 2000
Travelon Pty limited (ABN 62 002 217 343)	82 Pitt Street, Syndey NSW 2000

Signature

print name Duncan Ramsay capacity Company Secretary

sign here [signature] date 12/2/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

This is Annexure 'A' of 1 page referred to in Form 603 signed by me on 12 February 2007.

Signature: D Ramsay

Name: Duncan Ramsay
Capacity: Company Secretary

In addition, QBE Insurance (Australia) Limited holds a compulsorily cash settled equity swap with a termination date of 17 May 2007 relating to a further 2,350,000 shares in Austbrokers Holdings Limited, at a notional $5.50 per share representing a further 4.69% of the issued shares in Austbrokers Holdings Limited.

Consideration

Holder of Relevant Interest	Date of Acquisition	Consideration	Class & Number of Securities
Travelon Pty Limited	22-Jan-07	$150,495.00	30,000 Ordinary
QBE Insurance (Australia) Limited	08-Feb-07	$14,673,187.26	2,670,000 Ordinary
QBE Insurance (Australia) Limited	08-Feb-07	$12,068,105.50	2,194,201 Ordinary
QBE Insurance (Australia) Limited	09-Feb-07	$1,238,400.78	225,000 Ordinary

Schedule C to
Application dated
February 16, 2007
to the Securities and Exchange Commission

List of Information made or required to be made public, distributed to security holders or filed with the Australian Securities and Investments Commission (the "ASIC") by QBE Insurance Group Limited (the "Company")

ASIC FILINGS

	Date	Item Description
1.	02/03/06	484 Change to Company Details
2.	02/22/06	484 Change to Company Details
3.	03/31/06	484 Change to Company Details
4.	05/22/06	484 Change to Company Details
5.	06/22/06	484 Change to Company Details
6.	07/21/06	484 Change to Company Details
7.	09/18/06	484 Change to Company Details
8.	10/31/06	484 Change to Company Details
9.	01/02/07	484 Change to Company Details
10.	01/24/07	484 Change to Company Details

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
QBE INSURANCE GROUP LIMITED

ACN/ABN
28 008 485 014

Corporate key
99563955

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
SHARLENE ASHAUER, SHAREHOLDER SERVICES

ASIC registered agent number (if applicable)
17210

Telephone number
(02) 9375 4063

Postal address
PO BOX 82
SYDNEY NSW 2001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
DUNCAN RAMSAY

Capacity
[ ] Director
[X] Company secretary

Signature
[signature]

Date signed
02/02/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	761	$10.80 .	NIL
ORD	115,952	$11.08	NIL
ORD	881,391	$12.62	NIL
ORD	1,036,053	$14.85	NIL
ORD	915,184	$17.50	NIL
ORD	726,000	$19.39	NIL
ORD	103,665	$ 0.00	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D] [D] [M] [M] [Y] [Y]

☐ Yes

☐ No

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares issued	[illegible]	[illegible]
ORD		793971776	$3355501206.01	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D] [D] [M] [M] [Y] [Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	25,000	$ 7.27	NIL
ORD	18,114	$ 7.49	NIL
ORD	129,265	$ 8.04	NIL
ORD	12,765,564	$ 9.04	NIL
ORD	5,000	$ 9.76	NIL
ORD	1,100	$10.72	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 4 / 1 2 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No

If no, proprietary companies are not required to provide any other documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] / [M M] / [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
QBE INSURANCE GROUP LIMITED

ACN/ABN
28 008 485 014

Corporate key
99563955

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
SHARLENE ASHAUER, SHAREHOLDER SERVICES

ASIC registered agent number (if applicable)
17210

Telephone number
(02) 9375 4063

Postal address
PO BOX 82
SYDNEY NSW 2001

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
DUNCAN RAMSAY

Capacity
☐ Director
☒ Company secretary

Signature
D Ramsay

Date signed
2 1 / 0 2 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	7,637	$ 7.49	NIL
ORD	141,183	$ 8.04	NIL
ORD	35,640	$11.08	NIL
ORD	20,000	$14.81	NIL
ORD ORD	8,637 122,504	$14.85 $00.00	NIL NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

3 1 / 0 1 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		794,307,377	$3,357,512,869.11	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
QBE INSURANCE GROUP LIMITED

ACN/ABN
28 008 485 014

Corporate key
99563955

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
SHARLENE ASHAUER, SHAREHOLDER SERVICES

ASIC registered agent number (if applicable)
17210

Telephone number
(02) 9375 4063

Postal address
PO BOX 82
SYDNEY NSW 2001

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
 hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
DUNCAN RAMSAY

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
2 9 / 0 3 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	100,000	$ 7.37	NIL
ORD	5,158	$ 7.49	NIL
ORD	1,979,587	$ 8.04	NIL
ORD	7,500	$11.08	NIL
ORD	746	$ 0.00	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 3 / 0 3 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		796,400,368	$3,374,287,482.01	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☐ No

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

to guide for information about orate key

Company name: QBE INSURANCE GROUP LIMITED

ACN/ABN: 28 008 485 014

Corporate key: 99563955

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: SHARLENE ASHAUER, SHAREHOLDER SERVICES

ASIC registered agent number (if applicable): 17210

Telephone number: (02) 9375 4063

Postal address:
PO BOX 82
SYDNEY NSW 2001

Total number of pages including this cover sheet: 2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: DUNCAN RAMSAY

Capacity
- [ ] Director
- [x] Company secretary

Signature

Date signed: 1 9 / 0 5 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	9,500	$11.08	NIL
ORD	35,851	$20.44	NIL
ORD	14,905	$ 0.00	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 4 / 0 4 / 0 6

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		802,881,681	$3,494,259,542.75	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
QBE INSURANCE GROUP LIMITED

ACN/ABN
28 008 485 014

Corporate key
99563955

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
SHARLENE ASHAUER, SHAREHOLDER SERVICES

ASIC registered agent number (if applicable)
17210

Telephone number
(02) 9375 4063

Postal address
PO BOX 82
SYDNEY NSW 2001

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
PETER BARNES

Capacity
☐ Director
☒ Company secretary

Signature
Peter Barnes

Date signed
2 1 / 0 6 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	15,560	$ 9.04	NIL
ORD	317,500	$10.65	NIL
ORD	155,000	$10.69	NIL
ORD	317	$10.80	NIL
ORD	3,250	$11.08	NIL
ORD	305	$12.62	NIL
ORD	331,500	$21.79	NIL
ORD	333	$ 0.00	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 2 / 0 5 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		803,705,446	$3,506,705,197.85	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

Australian Securities &
Investments Commission

RECEIVED
04 FEB 20 P 3:23

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
QBE INSURANCE GROUP LIMITED

ACN/ABN
28 008 485 014

Corporate key
99563955

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
SHARLENE ASHAUER, SHAREHOLDER SERVICES

ASIC registered agent number (if applicable)
17210

Telephone number
(02) 9375 4063

Postal address
PO BOX 82
SYDNEY NSW 2001

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
DUNCAN RAMSAY

Capacity
☐ Director
☒ Company secretary

Signature
D Ramsay

Date signed
2 1 / 0 4 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD ORD	133,617 37,344	$ 8.04 $ 9.04	NIL NIL
ORD ORD	761 6,043	$10.80 $11.08	NIL NIL
ORD ORD	27,014 731	$10.72 $12.62	NIL NIL
ORD	5,741,103	$14.81	NIL
ORD	474,444	$00.00	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 9 / 0 3 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		802,821,425	$3,493,421,488.31	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

Australian Securities & Investments Commission

RECEIVED
07 FEB 20 P 3:23

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: QBE INSURANCE GROUP LIMITED

ACN/ABN: 28 008 485 014

Corporate key: 99563955

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: SHARLENE ASHAUER, SHAREHOLDER SERVICES

ASIC registered agent number (if applicable): 17210

Telephone number: (02) 9375 4063

Postal address: PO BOX 82
SYDNEY NSW 2001

Total number of pages including this cover sheet: 2

Please provide an estimate of the time taken to complete this form. hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: DUNCAN RAMSAY

Capacity
- [ ] Director
- [x] Company secretary

Signature: D Ramsay

Date signed: 21/07/06 [DD] [MM] [YY]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	25,000	$ 7.27	NIL
ORD	27,251	$ 8.04	NIL
ORD	12,662	$11.08	NIL
ORD	10,692	$14.85	NIL
ORD	181	$ 0.00	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 8 / 0 6 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		803,781,232	$3,507,405,117.05	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☐ No

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

fer to guide for information about rporate key

Company name
QBE INSURANCE GROUP LIMITED

ACN/ABN
28 008 485 014

Corporate key
99563955

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
SHARLENE ASHAUER, SHAREHOLDER SERVICES

ASIC registered agent number (if applicable)
17210

Telephone number
(02) 9375 4063

Postal address
PO BOX 82
SYDNEY NSW 2001

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
DUNCAN RAMSAY

Capacity
☐ Director
☒ Company secretary

Signature
D Ramsay

Date signed
1 4 / 0 9 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	24,123	$ 8.04	NIL
ORD	3,750	$11.08	NIL
ORD	1,500	$14.85	NIL
ORD	2,000	$20.44	NIL
ORD	179	$ 0.00	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 1 / 0 9 / 0 6

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		803,812,784	$3,507,703,770.97	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
QBE INSURANCE GROUP LIMITED .

ACN/ABN
28 008 485 014

Corporate key
04341273

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
SHARLENE ASHAUER, SHAREHOLDER SERVICES

ASIC registered agent number (if applicable)
17210

Telephone number
(02) 9375 4063

Postal address
PO BOX 82
SYDNEY NSW 2001

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
PETER BARNES

Capacity
☐ Director
☒ Company secretary

Signature
Peter Barnes

Date signed
3 1 / 1 0 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	26,185	$ 8.04	NIL
ORD	2,250	$11.08	NIL
ORD	612,000	$24.26	NIL
ORD	2,490	$ 0.00	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 4 / 1 0 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		804,455,709	$3,522,786,348.37	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☐ No

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
QBE INSURANCE GROUP LIMITED

ACN/ABN
28 008 485 014

Corporate key
04341273

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
SHARLENE ASHAUER, SHAREHOLDER SERVICES

ASIC registered agent number (if applicable)
17210

Telephone number
(02) 9375 4063

Postal address
PO BOX 82
SYDNEY NSW 2001

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
DUNCAN RAMSAY

Capacity
☐ Director
☒ Company secretary

Signature
D Ramsay

Date signed
0 5 / 1 2 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	10,000	$10.14	NIL
ORD	65,269	$11.08	NIL
ORD	50,283	$14.85	NIL
ORD	37,575	$20.44	NIL
ORD	152	$ 0.00	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 7 / 1 1 / 0 6

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		804,618,988	$3,525,125,664.44	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

19 December 2006

Michael Debono
Manager, Operations
Public Information Program
ASIC Information Processing Centre
PO Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Mr Debono

RE: QBE INSURANCE GROUP LIMITED DOCUMENT NUMBER 023282741

Thank you for your letter of 8 December 2006 advising the company that a recently submitted 484 *Change to company details* form was not completed correctly.

Due to an administration error a "No" tick box was incorrectly marked under section C2 *Issue of shares.* The QBE Insurance Group shares were issued for cash, therefore neither box should be marked in this section. The soft copy of the lodgement form has been amended to ensure this does not occur again. Apologies for the oversight.

Please find attached the resubmitted form duly amended and initialled by the Company Secretary.

Yours sincerely

Angela Peterson
Manager Shareholder Services

ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre
14 – 22 Grey Street, Traralgon
PO Box 4000
Gippsland Mail Centre VIC 3841

Customer Enquiries: (03) 5177 3988
Facsimile: (03) 5177 3999
ASIC Homepage: www.asic.gov.au

Qbe Insurance Group Limited
Attn: Caroline De Jongh
GPO BOX 82
SYDNEY NSW 2001

08 December 2006

Dear Sir/Madam,

Amendments required to Form 484 *Change to company details*

QBE INSURANCE GROUP LIMITED
ACN 008 485 014

Document number: 023282741

The above-mentioned Form 484 *Change to company details* was received on 06 December 2006. The form has not been completed correctly and therefore cannot be processed.

To enable processing of this form, please attend to the following:

-**Shares issued for other than cash require lodgement of a Form 208 & 207Z.** Supply with this document either a Form 208 *Notification of details of shares issued other than for cash* or a copy of the contract and a Form 207Z *Certification of compliance with stamp duty law.*

The enclosed form must be completed and returned to us by 29 December 2006.

Your prompt action will help us to provide an accurate and up to date corporate database.

If you require any further assistance or information, please visit our website at www.asic.gov.au or seek your own professional advice from your agent, accountant or lawyer.

Yours faithfully,

Michael Debono
Manager, Operations
Public Information Program

APA-LZL

ABN 28 008 485 014

QBE

Level 12, 680 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0309
ASX Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

You can also lodge your vote on-line at www.linkmarketservices.com.au

I/We being a member(s) of QBE Insurance Group Limited and entitled to attend and vote hereby appoint

A the **Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 11:00am on Friday, 7 April 2006 and at any adjournment of that meeting.

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B ☐ If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions and that votes cast by the Chairman of the Meeting for those resolutions other than as proxy holder will be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on the resolutions and your votes will not be counted in calculating the required majority if a poll is called on the resolutions.

C **To direct your proxy how to vote on any resolution, please insert X in the appropriate box below.**

Resolutions	For	Against	Abstain*
2 To re-elect as directors (a) Mr E J Cloney	☐	☐	☐
(b) Ms B J Hutchinson	☐	☐	☐
(c) Ms IYL Lee	☐	☐	☐
3 To elect a director Ms I F Hudson	☐	☐	☐
4 To adopt the Remuneration Report	☐	☐	☐
5 To approve the grant of conditional rights and options under the 2005 LTI to the Chief Executive Officer	☐	☐	☐
6 To approve the issue or transfer of equity securities under the LTI	☐	☐	☐
7 To renew the Company's proportional takeover approval provisions	☐	☐	☐
8 To amend the officer indemnity provisions of the Company's constitution	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution.

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

QBE PRX542

QBE Insurance Group

Instructions for completion of proxy form

INSTRUCTIONS FOR COMPLETION OF PROXY

Your vote is important. If you do not plan to attend the Meeting, you are encouraged to appoint a person to attend and vote on your behalf as your proxy. Do this by completing and returning the proxy form. A proxy need not be a shareholder.

Corporate shareholders, please note: a person intending to vote shares held in the name of a company MUST bring an authority from the company signed by the company in favour of the person attending.

Appointment of a second proxy (optional). If you wish to appoint two proxies, an additional proxy form will be supplied by the share registry on request. If you appoint two proxies, please state the proportion of your voting rights given to the proxy appointed on this form. If no proportion is specified, each proxy will be entitled to exercise half of your voting rights. Please return both proxy forms together.

To complete the proxy form, please follow these steps:

1. **Proxy's name (print in full)**

   Print the full name of the person/body corporate you wish to appoint as your proxy in the box provided. Please do not put your own name here as shareholders cannot appoint themselves.

   If you do not complete the box, the Chairman of the Meeting will be considered to be your proxy.

   You can vote your shares by proxy even if you plan to attend the Meeting.

2. **Directions to proxy (optional)**

   You may, if you choose, direct your proxy how to vote on particular items. Do this by marking the For, Against or Abstain box.

   If a mark is placed in a box, your total shareholding will be voted in that way unless you appoint a second proxy (see above).

   A direction to abstain will be treated as a direction that your proxy not vote on a particular item and your shareholding will not be counted in determining whether the required majority is reached on a poll.

3. **Signature**

   The proxy form must be signed by the shareholder.

   - for joint shareholdings, either holder may sign.
   - if signed by an attorney, please send a certified copy of the power of attorney to the Company's share registry, Link Market Services Limited for noting, unless already noted. If signed under a power of attorney, the attorney hereby states that no notice of revocation of the power has been received.

4. **Send** the completed form (and relevant authorities) to Link Market Services Limited so that it is received no later than 11.00am Sydney time on Wednesday, 5 April 2006.

   To do this, you may:

   - use the enclosed reply paid envelope; or
   - fax to +61 2 9287 0309; or
   - mail to Locked Bag A14, Sydney South NSW 1235 Australia; or
   - deliver in person to Level 12, 680 George Street, Sydney Australia; or
   - lodge online at Link's website (www.linkmarketservices.com.au) in accordance with the instructions given there (you will be taken to have signed your proxy form if you lodge it in accordance with the instructions given on the website). You will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN), which can be found on the reverse of this form in the top right hand corner.

If you require further information on how to complete the proxy form, telephone Link Market Services Limited on +61 2 8280 7158.

QBE

QBE INSURANCE GROUP LIMITED

ABN 28 008 485 014

82 PITT STREET
SYDNEY NSW 2000 AUSTRALIA
PHONE +61 2 9375 4444
www.qbe.com

QBE INSURANCE GROUP
ANNUAL REPORT DECEMBER 2005



CONTENTS

OUR VISION

To be internationally recognised as:

- a highly successful general insurance and reinsurance group
- a builder of shareholders' wealth
- a developer of "can do" people
- an organisation that excels in the continuous delivery of new and proven quality products and services

OUR VALUES

- increasing the long term wealth of shareholders
- customer satisfaction and retention
- employee motivation
- integrity

Cover:
"Morning, Yarragon siding"
1983-84, private collection



The year in review

2005

PROFIT AND DIVIDEND PAYOUT

		2005	2004[1]	% CHANGE
Net profit after income tax	$M	1,091	857	27
Profit before income tax	$M	1,523	1,115	37
Basic earnings per share[2]	cents	142.5	123.1	16
Diluted earnings per share[3]	cents	130.8	109.1	20
Dividend per share	cents	71.0	54.0	31
Shareholders' funds	$M	5,093	4,032	26

GROUP OPERATING PERFORMANCE

		2005	2004[1]	% CHANGE
Gross written premium	$M	9,408	8,766	7
Gross earned premium	$M	9,171	8,571	7
Net earned premium	$M	7,386	6,781	9
Combined operating ratio	%	89.1	91.2	
Insurance profit	$M	1,288	928	39
Insurance profit to net earned premium	%	17.4	13.7	
Cash flow from operations	$M	1,987	2,110	(6)

DIVISIONAL OPERATING PERFORMANCE

			2005	2004[1]	% CHANGE
Australia	Gross earned premium	$M	2,405	2,114	14
	Combined operating ratio	%	83.6	89.7	
Pacific Asia Central Europe	Gross earned premium	$M	688	684	1
	Combined operating ratio	%	82.3	86.4	
QBE Insurance (Europe)	Gross earned premium	$M	2,370	2,154	10
	Combined operating ratio	%	90.0	95.6	
Lloyd's division	Gross earned premium	$M	2,273	2,265	–
	Combined operating ratio	%	94.5	91.6	
the Americas	Gross earned premium	$M	1,435	1,354	6
	Combined operating ratio	%	92.9	93.5	
Equator Re[4]	Gross earned premium	$M	347	254	37
	Combined operating ratio	%	89.8	68.8	
Investment income	Gross	$M	843	637	32
	Net of finance costs and investment expenses	$M	718	519	38

(1) 2004 information has been restated for the impact of Australian equivalents to International Financial Reporting Standards ("AIFRS"). Refer to note 2 to the financial statements.

(2) Reflects shares notified to the Australian Stock Exchange. Refer to note 25(A) to the financial statements.

(3) Assumes that all hybrid securities are fully dilutive.

(4) Equator Re is the Group's captive reinsurance company based in Bermuda.

ALL AMOUNTS IN THIS REPORT ARE DENOMINATED IN AUSTRALIAN DOLLARS UNLESS OTHERWISE SPECIFIED



John Cloney
Chairman

The 2005 financial year has produced an outstanding result for shareholders with net profit after tax up 27% to $1,091 million and a record insurance profit, despite a year of significant catastrophes and large losses. Buoyant equity markets during the year assisted the result. The result has been prepared in accordance with Australian equivalents to International Financial Reporting Standards ("AIFRS").

The strong profit performance has again delivered an exceptional return on average shareholders' funds of 23.9% compared with 24.5% in 2004. Diluted earnings per share increased by 20% from 109.1 cents to 130.8 cents per share.

In recognition of the substantial increase in profit, and as a sign of our confidence in future earnings, the directors have declared a final dividend of 38.0 cents per share, up 27% on the final dividend of 30.0 cents per share for 2004. The final dividend will be 50% franked. Whilst the Dividend Reinvestment and the Dividend Election Plans continue, the reinvestment discount of 2.5% has been suspended as announced in August 2005.

QBE shares outperformed the Australian All Ordinaries accumulation index and inflation with a growth rate of 27.7% in 2005 and a compound average annual growth of 14.9% over the last five years and 17.4% over the last ten years. QBE's market capitalisation increased by 36% in the year to $15.6 billion at 31 December 2005.

Shareholders' funds increased by 26% to $5,093 million reflecting the increased profit, the strong support of the dividend reinvestment plans and the conversion of hybrid securities during the year. The number of issued shares notified to the Australian Stock Exchange increased by 49 million during the year to 794 million.

SHAREHOLDERS' HIGHLIGHTS

FOR THE YEAR ENDED 31 DECEMBER		2005	2004[1]
Net profit after income tax	$M	1,091	857
Basic earnings per share[2]	cents	142.5	123.1
Diluted earnings per share[3]	cents	130.8	109.1
Dividend payout	$M	556	392
Dividend per share[2]	cents	71.0	54.0
Net tangible assets per share[2]	$	4.76	4.10
Cash flows from operations	$M	1,987	2,110
Total investments and cash[4,5]	$M	17,597	14,975
Total assets	$M	29,665	25,036
Return on average shareholders' funds[6,7]	%	23.9	24.5
Shareholders' funds	$M	5,093	4,032
Interest bearing liabilities to shareholders' funds[8]	%	41.8	44.8
Capital adequacy multiple		1.9	1.8

(1) 2004 information has been restated for the impact of AIFRS. Refer to note 2 to the financial statements.
(2) Reflects shares notified to the Australian Stock Exchange. Refer to note 25(A) to the financial statements.
(3) Assumes that all hybrid securities are fully dilutive.
(4) Excludes ABC financial assets pledged for funds at Lloyd's.
(5) Includes financial assets, cash and investment properties.
(6) 2004 comparatives are calculated with reference to the AIFRS adjusted shareholders' funds of $2,951 million at 1 January 2004.
(7) Includes the equity portion of hybrid securities issued in 2002 and 2004.
(8) Excludes ABC securities for funds at Lloyd's.



"Reflected arrows" 1974, *private collection*

The QBE board oversees the Group's strategic direction, operational performance and corporate governance.

The increase in shares notified was the result of 28 million shares from the conversion of hybrid securities with the balance from the reinvestment of dividends, the issue of employee shares and the exercise of employee options.

Shareholders' funds at 31 December 2004 have been restated following the application of AIFRS. The financial impact of AIFRS was to reduce shareholders' funds at that date by $388 million. We do not expect any future material financial impacts from the application of existing AIFRS although there may be some ongoing volatility in the income statement and balance sheet due to fair value movements in assets and liabilities. Details are outlined on pages 16 and 17 of this report.

QBE's balance sheet and key ratios have strengthened during 2005. We completed a number of acquisitions during the year with no major capital raising or funding activity other than a $400 million increase in short term borrowings. The ratio of borrowings to closing shareholders' funds was 41.8% and, based on the estimated capital requirement for Australian regulated insurance companies, our capital adequacy multiple at 31 December 2005 was 1.9 times the minimum requirement. We have made a number of assumptions in applying APRA's risk-based capital approach for Australian insurers to the Group noting that APRA has not yet finalised prudential standards for calculating consolidated capital adequacy requirements for non-operating holding companies.

The assessment of QBE's financial strength by the rating agencies has been reaffirmed at various times during the year, with Standard & Poor's confirming our A+ financial strength rating for our main operating entities and equivalent ratings confirmed by AM Best, Fitch and Moody's. It is the intention of the directors to ensure the financial strength of all QBE's operating entities is maintained at levels adequate to meet the requirements of our business counterparties, regulatory authorities and rating agencies.

In accordance with increased reporting requirements, the annual report includes extensive detail on the Group's remuneration practices including at risk pay through incentives for senior staff members. There is considerable evidence to indicate that the increased level of reporting in recent years has been the major contributor to escalating executive remuneration and professional costs. The QBE staff incentive schemes are based upon pre-agreed financial targets, primarily return on equity, closely aligning them with the interests and expectations of our shareholders, both in the short and long term. QBE has a strong focus on staff development, succession planning and the provision of adequate incentives to retain our quality people. The long term incentives for our senior executives incorporate deferred share and option allocations for achieving financial performance hurdles and are structured to encourage long term commitment to QBE. The majority of our incentive schemes are based on achieving a targeted return on opening shareholders' funds using the seven year spread basis of accounting, which allocates realised and unrealised gains on equities and properties evenly over a period of seven years. Net profit after tax for 2005 using the seven year spread basis of accounting was $1,033 million compared with $801 million last year. Return on opening shareholders' funds adjusted for dividends and share capital issued during the year was 25.9% compared with 22.8% last year. Details of the incentive arrangements and senior management remuneration are set out in notes 27 and 28 to the financial statements, and in the remuneration report which forms part of the directors' report.

As in previous years, the annual report includes a number of statements on the robust corporate governance structure and risk management framework we have in place throughout the QBE Group. There has been a great deal of focus on risk management and governance practices, particularly for companies operating in the financial sector. This has resulted in a monumental increase in compliance costs with our board and management spending an ever-increasing and disproportionate amount of their time attending to the requests of regulators, corporate governance bodies and rating agencies. Over many years, QBE has demonstrated that it has effective risk management, a clear focus on the key profit drivers and a strong culture of encouraging business acumen and leadership. The Group's corporate governance statement is set out on pages 40 to 45 of this report.

QBE has in place efficient and effective budget and planning processes, clearly focused on minimising risk relating to our insurance and investment operations and to protect the interests of all our stakeholders. The directors have again approved plans to reduce insurance risk for both aggregate exposures and claims frequency supported by extensive reinsurance protections and a low risk investment strategy for policyholders' and shareholders' funds.

Our prospects for the future have and will continue to be influenced by changes in global economic and environmental conditions. While economic conditions for the majority of international markets are stable at present, there is concern that the apparent global warming may result in a continuation of the increased frequency and intensity of natural disasters. Your directors and management will maintain a careful watch on this and other issues which may impact the Group and will closely monitor markets and conditions and adjust our strategies and plans if appropriate.

We aim to continue the proven and successful strategy of growth through acquisition and product and geographic diversification. We are confident that the current levels of capital, together with expected profits and the structure of our debt securities are sufficient to finance our normal level of acquisition activity.

On behalf of my directors, I acknowledge the significant achievements and hard work of our staff all around the world. In particular the board congratulates and compliments the CEO, Frank O'Halloran, and his management team for this historic result and for their outstanding contribution, and their dedication and commitment to increasing the long term wealth of shareholders, customer satisfaction, employee motivation and integrity.

I acknowledge the support and commitment of my fellow directors and the benefit of their experience. I take this opportunity to welcome our recently appointed director Isabel Hudson who joined us late in the year.

John Cloney
Chairman

10 year history

FOR THE YEAR ENDED 31 DECEMBER		2005	2004[1]	2003	2002	2001	2000	1999	1998	1997	1996
Gross written premium	$M	9,408	8,766	8,350	7,723	6,793	4,406	2,877	2,409	2,054	1,561
Gross earned premium	$M	9,171	8,571	7,816	7,197	6,298	4,399	2,692	2,266	1,902	1,479
Net earned premium	$M	7,386	6,781	6,036	5,642	4,634	3,456	2,204	1,914	1,609	1,204
Claims ratio	%	59.9	61.3	63.3	67.6	76.6	71.2	70.1	68.1	68.6	67.0
Commission ratio	%	16.9	17.5	18.2	17.7	20.2	18.3	19.9	18.3	17.1	17.3
Expense ratio	%	12.3	12.4	12.3	12.4	12.8	13.0	13.9	13.9	13.8	15.0
Combined operating ratio	%	89.1	91.2	93.8	97.7	109.6	102.5	103.9	100.3	99.5	99.3
Investment income [2]											
before net fair value gains/losses	$M	502	431	303	340	336	250	189	161	143	129
after net fair value gains/losses	$M	718	519	413	189	349	310	243	164	163	182
Insurance profit (loss)	$M	1,288	928	627	406	(119)	186	56	147	116	101
Insurance profit (loss) to net earned premium	%	17.4	13.7	10.4	7.2	(2.6)	5.4	2.5	7.7	7.2	8.4
Profit (loss)											
before income tax	$M	1,523	1,115	765	311	(99)	220	156	157	170	189
after income tax and minority interest	$M	1,091	857	572	279	(25)	179	132	141	131	150
Number of shares on issue [3]	millions	794	745	672	615	585	429	395	383	374	288
Shareholders' funds	$M	5,093	4,032	3,313	2,954	2,620	1,709	1,135	1,057	968	875
Total assets	$M	29,665	25,036	20,443	20,567	18,611	13,948	8,559	5,964	5,065	4,113
Net tangible assets per share [3]	$M	4.76	4.10	4.17	3.96	3.67	3.13	2.57	2.56	2.40	2.74
Interest bearing liabilities to											
shareholders' funds [4]	%	41.8	44.8	40.3	49.3	32.0	53.5	22.7	24.9	22.8	20.9
Basic earnings per share [3]	cents	142.5	123.1	86.5	42.7	(10.5)	42.6	33.8	37.3	35.6	42.2
Diluted earnings per share [3,5]	cents	130.8	109.1	77.5	43.4	(4.9)	40.7	33.8	37.3	35.6	42.2
Return on average shareholders' funds [6,7]	%	23.9	24.5	18.3	10.0	(1.1)	12.6	12.0	13.9	14.2	18.4
Dividend per share	cents	71.0	54.0	42.0	35.0	30.0	31.0	32.5	26.5	24.0	20.8
Dividend payout	$M	556	392	281	213	155	132	130	101	88	74
Cash flow from operations	$M	1,987	2,110	2,089	1,511	280	173	242	289	350	248
Total investments and cash [8,9]	$M	17,597	14,975	11,823	11,504	9,183	7,334	5,232	3,600	3,238	2,736

(1) 2004 information has been restated for the impact of AIFRS. Refer to note 2 to the financial statements.
(2) Excludes amortisation and impairment of goodwill/intangibles.
(3) Reflects shares notified to the Australian Stock Exchange. Refer to note 25(A) to the financial statements.
(4) Excludes ABC securities for funds at Lloyd's.
(5) Assumes that all hybrid securities are fully dilutive.
(6) 2004 comparatives are calculated with reference to the AIFRS adjusted shareholders' funds of $2,951 million at 1 January 2004.
(7) Includes convertible preference shares from 2000 to 2003 and the equity portion of hybrid securities issued in 2002 and 2004.
(8) Excludes ABC financial assets pledged for funds at Lloyd's.
(9) Includes financial assets, cash and investment properties.



1,479
1,902
2,266
2,692
4,399
6,298
7,197
7,816
8,571
9,171
96 97 98 99 00 01 02 03 04 05

GROSS EARNED PREMIUM $M

$9,171M UP 7%



875
968
1,057
1,135
1,709
2,620
2,954
3,313
4,032
5,093
96 97 98 99 00 01 02 03 04 05

SHAREHOLDERS' FUNDS $M

$5,093M UP 26%



74
88
101
130
132
155
213
281
392
556
96 97 98 99 00 01 02 03 04 05

DIVIDEND PAYOUT $M

$556M UP 42%



Frank O'Halloran
Chief executive officer

GROUP KEY RATIOS

		HALF YEAR TO 30 JUN 2005	HALF YEAR TO 31 DEC 2005	FULL YEAR TO 31 DEC 2005	HALF YEAR TO 30 JUN 2004	HALF YEAR TO 31 DEC 2004	FULL YEAR TO 31 DEC 2004
Gross written premium	$M	5,123	4,285	9,408	4,763	4,003	8,766
Gross earned premium	$M	4,331	4,840	9,171	3,982	4,589	8,571
Net earned premium	$M	3,506	3,880	7,386	3,114	3,667	6,781
Claims ratio	%	61.0	58.9	59.9	61.6	61.0	61.3
Commission ratio	%	17.0	16.8	16.9	16.8	18.1	17.5
Expense ratio	%	12.3	12.3	12.3	12.1	12.7	12.4
Combined operating ratio	%	90.3	88.0	89.1	90.5	91.8	91.2
Insurance profit to net earned premium	%	16.7	18.1	17.4	14.1	13.3	13.7

I am pleased to report that QBE has exceeded its 2005 profit targets with a 27% increase in net profit after tax to $1,091 million and a 39% increase in insurance profit before tax to $1,288 million.

It is very satisfying that in 2005 we produced the highest insurance profit margin since the listing of QBE in 1973, despite significant claims from the worst catastrophe year on record for our industry. Insurance profit was 17.4% of net earned premium compared with 13.7% last year. The strength of QBE's risk management, product and geographic diversification and conservative reinsurance purchasing were key factors that enabled the Group to produce this excellent insurance profit.

Net claims from large catastrophes during 2005 were $515 million compared with $320 million last year. Large catastrophes included the European storm Erwin (January), Hurricane Katrina (August), Mumbai floods (August), European floods (September), Hurricane Rita (September) and Hurricane Wilma (October).

In 2005, our overall premium rates declined slightly, reflecting the significant improvement in underwriting profitability achieved by QBE and the industry over the past four years. In 2006, whilst competition will continue, we expect to achieve overall premium rate increases to cover the increased reinsurance costs following the 2005 catastrophes and to improve the reward for the significant catastrophe risks that we underwrite throughout the world. We also expect further strengthening of policy terms and conditions for many of our products exposed to catastrophes.

Cash flow from operations was again very strong at $1,987 million compared with $2,110 million last year. The slight reduction in cash flow is due to the payment of claims from the catastrophes in late 2004 and the slight overall decrease in premium rates in 2005.

Income tax expense increased from 23% of profit before tax last year to 28%. This is due to higher profits in Australia, the US and the UK.

The delivery of QBE's core values is achieved through a strong control environment based on robust risk management and planning frameworks.



"Control tower" 1969, Art Gallery of South Australia

Once again, we finalised a number of acquisitions during the year to increase profit and premium going forward. In particular, we:

- acquired Central de Seguros in Colombia with an expected gross written premium of $95 million in 2006;
- acquired National Farmers Union Property and Casualty in the US with expected gross written premium of $240 million in 2006;
- acquired Greenhill underwriting agency operations in France, Germany and Spain with expected gross written premium of $50 million in 2006;
- acquired MiniBus Plus underwriting agency in the UK which is expected to increase our commercial motor gross written premium by $100 million in 2006;
- acquired British Marine Holdings, a specialist small tonnage marine underwriter with expected gross written premium of $180 million in 2006;
- commenced writing builders' warranty and medical malpractice insurance in Australia following much needed changes by governments to improve claims experience for insurers and affordability of insurance for consumers;
- acquired the wholly owned business of Allianz in Vietnam;
- acquired National Credit Insurance Brokers in Australia and New Zealand and Austral Mercantile Collections in Australia to support our trade credit operations; and
- consolidated our management teams in the UK and Australia, Pacific, Asia and Central Europe to achieve an estimated additional $80 million of annual synergies by the end of 2007.

These acquisitions and other initiatives will add more than $600 million of gross written premium in 2006 together with the profit that will flow from this business.

We also sold Garwyn, our non-core loss adjusting business in the UK and Ireland, our 50% share of the QBE-BIDV joint venture in Vietnam and our small life business in Slovakia.

Insurance profitability

The Group's insurance profit increased from $928 million last year to $1,288 million. Insurance profit comprises the underwriting result plus investment income on investments set aside to meet our liabilities to policyholders. The improvement in the insurance profit was after a significant increase in catastrophe claims and an increase in the dollar amount of prudential margins to maintain the probability of adequacy of the outstanding claims provision at 94%.

The Group's combined operating ratio (the total of claims, commission and expenses as a percentage of net earned premium) was 89.1% compared with 91.2% last year. All insurance divisions produced strong underwriting profits and most of our products around the world were again profitable. As a percentage of average shareholders' funds, insurance profit increased from 26.6% last year to 28.2%.

Net invested funds set aside to meet insurance liabilities increased from $13.2 billion to $15.5 billion assisted by acquisitions and the considerable cash flow from operations.

Gross written premium increased 7% to $9,408 million, mainly from the acquisitions made in 2004 and a higher retention of business. Premium growth was affected by the slight overall reduction in premium rates during the year and increased competition. Organic growth was less than expected in some classes because of competition and our unwillingness to write the business at premium rates that did not meet our profit targets. QBE's offshore businesses now contribute 74% to the Group's gross written premium and the general insurance/reinsurance mix is now 77%:23%. Net earned premium increased 9% to $7,386 million.

Our reinsurance operations have been a significant contributor to profit over a number of years. Property reinsurance, which now represents the largest part of our reinsurance business, has produced an average combined operating ratio of around 87% over the five years from 2001 (including the loss from the terrorist attack on the USA on 11 September 2001) to 2005. In 2001 and 2002, we made a number of changes to improve our returns from the catastrophe risks that we write and we have made further changes for the 2006 underwriting year. We do not intend to increase our exposures in our reinsurance operations, even though we expect overall premium rate increases will be significant for business renewed in the next 12 months.

The Group's cost of reinsurance protection as a percentage of gross earned premium decreased from 21% to 19% as expected, even though we incurred additional costs during the year to reinstate some of our protections. The cost of reinsurance is made up of 43% proportional reinsurance, mainly for programme business in the US, and 57% catastrophe and other excess of loss reinsurance. QBE's net exposure to major catastrophes continues to decrease with the 2005 maximum retention from the largest realistic disaster scenario being 4.0% of net earned premium compared with 4.3% for 2004.

Gross claims incurred as a percentage of gross earned premium increased from 62.2% to 73.5%. The increase in the gross claims ratio reflects the higher catastrophe claims partly offset by the continuation of low claims frequency on most of our portfolios. Gross and net claims from large catastrophes in 2005 were $2,080 million and $515 million respectively compared with $835 million and $320 million for 2004. The net cost of catastrophes in 2005 was within the catastrophe allowance included in our business plans. The net claims ratio, which includes the net costs of catastrophes, decreased from 61.3% to 59.9%. This reflects the benefit of QBE's reinsurance protections in 2005.

The commission ratio reduced from 17.5% to 16.9%, reflecting a change in the mix of business during the year and the benefits from the acquisition of underwriting agencies in Australia in 2004. The Group's expense ratio decreased from 12.4% to 12.3%. The expense ratio reflects further synergies from acquisitions and other restructures, partly offset by higher staff incentives for improved results, further increases in costs related to corporate governance and regulatory compliance and one-off expenses relating to the restructure of our European and Australian businesses.

Investment income

Investment income, net of borrowing costs and investment expenses, increased from $519 million to $718 million. The higher interest rates in the US, strong cash flow from operations, strong equity markets and active management of our investment portfolio benefited investment income during the year. Gross investment income was $843 million compared with $637 million last year. The gross investment yield was 5.2% compared with 4.8%. These yields reflect our focus on achieving absolute returns, which requires a low risk investment strategy.

We continue to maintain a policy of short duration on cash and fixed interest investments in anticipation of further interest rate rises. The average maturity of our cash and fixed interest securities at the end of 2005 was 0.6 years, although we expect the duration to increase in 2006 as interest rates peak.

We also continued our policy of investing in highly rated fixed interest securities and value equities. Our weighting in listed equities decreased from 8.9% of total investments and cash at 31 December 2004 to 3.7% at 31 December 2005 reflecting the realisation of capital gains and the use of derivatives to secure our investment returns.

WORLDWIDE PORTFOLIO MIX

GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2005	2004
Marine and aviation	6.3%	6.6%
Accident and health	6.2%	6.1%
Property	28.7%	29.9%
Motor and motor casualty	13.7%	12.3%
Financial and credit	2.5%	2.4%
Liability	21.9%	21.8%
Professional indemnity	9.1%	9.5%
Workers' compensation	8.9%	9.6%
Other	2.7%	1.8%

CONTRIBUTIONS BY REGION

	GROSS WRITTEN PREMIUM		NET EARNED PREMIUM		NET PROFIT AFTER TAX		COMBINED OPERATING RATIO	
FOR THE YEAR ENDED 31 DECEMBER	2005 $M	2004 $M	2005 $M	2004 $M	2005 $M	2004 $M	2005 %	2004 %
Australia	2,431	2,102	2,015	1,763	360	254	83.6	89.7
Pacific Asia Central Europe	691	672	536	514	103	62	82.3	86.4
QBE Insurance (Europe)	2,558	2,301	1,954	1,787	314	183	90.0	95.6
Lloyd's division	2,236	2,309	1,743	1,720	213	239	94.5	91.6
the Americas	1,492	1,382	843	766	62	44	92.9	93.5
Equator Re	353	278	295	231	39	75	89.8	68.8
Elimination – internal reinsurance	(353)	(278)	–	–	–	–	–	–
Group	9,408	8,766	7,386	6,781	1,091	857	89.1	91.2
General insurance	7,291	6,715	5,774	5,184	981	719	85.5	89.4
Inward reinsurance	2,117	2,051	1,612	1,597	110	138	101.9	97.1
Group	9,408	8,766	7,386	6,781	1,091	857	89.1	91.2

OTHER INSURANCE RATIOS

FOR THE YEAR ENDED 31 DECEMBER	2005 %	2004 %	2003 %	2002 %	2001 %
Premium growth					
gross written	7.3	5.0	8.1	13.7	54.2
net earned	8.9	12.3	7.0	21.8	34.1
Reinsurance ceded to gross written premium	19.0	20.3	21.7	21.1	26.8
Net written premium to gross written premium	81.0	79.7	78.3	78.9	73.2
Insurance profit to average shareholders' funds[1]	28.2	26.6	20.0	14.6	(5.5)

(1) 2004 comparatives are calculated with reference to the AIFRS adjusted shareholders' funds of $2,951 million at 1 January 2004.

IMPACT OF EXCHANGE RATE MOVEMENTS

	2005 ACTUAL $M	2005 AT 2004 EXCHANGE RATES $M	EXCHANGE RATE IMPACT %
Gross earned premium	9,171	9,362	(2)
Net earned premium	7,386	7,534	(2)
Net investment income	718	732	(2)
Net profit after income tax	1,091	1,121	(3)
Total investments and cash	17,597	17,755	(1)
Total assets	29,665	30,077	(1)
Gross outstanding claims	15,083	15,325	(2)
Total liabilities	24,506	25,167	(3)

Impact of exchange rate movements
Currency fluctuation impacts the translation of income statement and balance sheet items because of our significant offshore operations, particularly in the UK and US. The Group translates income and expense items using the cumulative average rate of exchange whilst balance sheet items are translated at the closing rate of exchange. The impact of exchange rate movements is included in the table on page 9.

Reinsurance recoveries
Reinsurance recoveries on outstanding claims increased from $3,143 million at 31 December 2004 to $4,213 million due to significant recoveries expected from current year catastrophe claims. Reinsurance recoveries on incurred but not reported claims included in this amount were $1,627 million compared with $1,415 million last year. We continue to maintain strict controls over our exposures to reinsurance counterparties which is evidenced by our consistently low level of bad debt write-offs over many years. However, due to the increased level of reinsurance recoveries and the lower ratings of some reinsurers, we have decided to take the opportunity to increase the general provision for doubtful recoveries by $76 million to $239 million.

Claims development tables
Note 20 in the annual report includes an undiscounted net claims development table for accident years 2001 to 2005 to comply with AIFRS. Claims incurred and other claims statistics are maintained on either an accident or underwriting year basis for each product, business unit and operating entity. For our overseas operations, they are converted into Australian dollars using exchange rates at the end of the current financial year. With operations in 41 countries, hundreds of different products, various reinsurance arrangements and with the Group's risk tolerance managed on a net basis, it is not considered meaningful or practicable to provide claims information other than on a consolidated net accident year basis. Further information is provided on page 16 of the annual report.

In previous annual reports, QBE reported that it had upgraded US long tail casualty claims for 2001 and prior years mainly from our Limit operation, which was acquired in August 2000, and our US operations. We ceased underwriting the business that caused the deterioration in 2002. The US casualty development primarily relates to the Enron, Worldcom and financial laddering claims (written in the UK) and the casualty facultative portfolio (written in the US). Since 2001, we have experienced improved market conditions. In addition, we have cancelled segments of our business to improve overall returns. These factors have resulted in a lower claims frequency. The positive runoff of the 2002, 2003 and 2004 accident years reflects our conservative claims provisioning which results in the release of prudential margins as the claims are settled below central estimates.

Captive reinsurer
Included in note 38 to the financial statements are the results of our captive reinsurer, Equator Reinsurances Limited ("Equator Re"). Equator Re provides excess of loss protection below the retentions deemed appropriate for the Group for most of QBE's subsidiaries around the world. Equator Re also participates on a number of the Group's excess of loss and proportional reinsurance protections placed with external reinsurers. The exposures written by Equator Re are included in the Group's maximum event retention, which is the Group's estimated net loss from its largest single realistic disaster scenario.

Equator Re has generated significant prudential margins for the Group as well as producing an underwriting profit in each year since 2002. The underwriting profit for 2005 was $30 million compared with $72 million last year. The lower profit reflects the increased incidence of catastrophe losses in 2005 and the increase in prudential margins in outstanding claims. Gross written premium was up 27% to $353 million and net earned premium increased 28% to $295 million. Equator Re purchased additional excess of loss reinsurance protection for 2005 as well as industry loss warranty covers. The operating divisions' reinsurance costs include the amounts reinsured to Equator Re and these amounts are eliminated in the overall Group results.

For 2006, we expect that Equator Re will write additional gross written premium from proportional reinsurance from the divisions. Its net exposures are expected to remain substantially unchanged.

Outlook
The acquisitions made in 2005 and expected overall premium rate increases of around 4% to cover higher reinsurance costs from recent catastrophes will benefit gross written premium in 2006. At current exchange rates, we expect to grow gross written premium by approximately 10% in 2006 to $10.3 billion and net earned premium by 12.5% to $8.3 billion. We expect our growth in 2006 to be supported by an increase in retention of customers. We also expect organic growth to be slightly in excess of lapsed business as policyholders look for better security. We were slightly ahead of expectation for premium rates and new business at the major renewal date of 1 January 2006. Our target for growth in net earned premium beyond 2006 is 10% per annum. This will largely depend on acquisitions and the value of the Australian dollar.

The reinsurance expense ratio is expected to reduce to around 17% of gross earned premium, assuming a normal level of catastrophes. We have placed our 2006 reinsurance protections and the increased costs of those protections is likely to be substantially exceeded by the overall increase in premium income on our direct and inward reinsurance business.

The risk profile of our insurance and reinsurance operations will continue to be amended to improve the reward for the significant catastrophe risks that we underwrite. We have decided to reduce our exposures to some risks in the Gulf of Mexico. We continue to monitor all portfolios in each country where we carry on business and to improve the management of exposures in various catastrophe zones around the world. Our 2006 net retention from our largest realistic disaster scenario as a percentage of net earned premium will be slightly lower than 2005.

Our analysis of the Group's claims ratio between attritional losses, large losses and catastrophes indicates that the 2006 business plan allowances for large losses and catastrophes substantially exceed the amounts incurred in each of the past seven years, including 1999 and 2005 which are recognised as the worst years on record for frequency and severity of insured catastrophe losses. These allowances are more than four times the net retention from our largest realistic disaster scenario.

The combined commission and expense ratio is targeted to decrease slightly in 2006 with further reductions in 2007 and 2008 from the synergies from acquisitions and the previously advised restructures in the UK and Australia.

The gross investment yield is targeted to be slightly in excess of 5.0% for 2006. We do not expect stock markets to improve at the same rate as the past two years and we have assumed a 5% capital appreciation on equities. The increase in interest rates on our substantial US investment portfolio in 2005 will assist our expectations for yields. Using current exchange rates, net invested funds are expected to be around $18 billion by 31 December 2006 as a result of strong cash flow and acquisitions.

The income tax expense is expected to be around 27% of pre-tax profit for 2006.

The Group's probability of adequacy on outstanding claims is at the high end of our internal target range of 85% to 94%. In addition, our provision for unearned premium includes a significant allowance for large losses and catastrophes in 2006. These factors, together with the current premium rate environment, give us confidence that we will achieve an insurance profit of between 16.0% and 17.0% and increase net profit after tax by more than 10% in 2006. The achievement of these targets is subject to:

- no material movement in current exchange rates;
- large losses and catastrophes not exceeding the significant allowance in our business plan; and
- no significant fall in equity markets or interest rates.

Summary

QBE's results for the past 12 months are very pleasing considering that 2005 was the worst year on record for catastrophe losses for the insurance and reinsurance industry. QBE is well positioned to participate in the substantial increase in premium rates for many of our property, marine and energy portfolios in the US, Latin America and the UK. Further, pricing continues to be strong for most of the classes of business that QBE underwrites.

QBE has completed 2005 with a probability of adequacy on outstanding claims at the high end of our internal target range of 85% to 94%. The increase in prudential margins in recent years is largely a result of the increase in the Group's exposure to non-US long tail classes of business. The probability of adequacy of the Group's outstanding claims provision will vary from time to time depending on the mix of short, medium and long tail business and economic and industry conditions such as latency claims, claims inflation and foreign currency movements. QBE has not decreased its provisions for its relatively limited exposures to asbestos-related claims even though the claims incurred and reported during 2004 and 2005 were much less than expected. The Group's survival ratio for asbestos-related claims, measured as the ratio of net provisions held to the average of the past three years net claims paid, is now approximately 50 times.

We have again been very successful with our acquisition activity in 2005, which we expect will have a positive impact on profitability going forward. We will continue to pursue our strategy of growth by acquisition using our established criteria. We have converted over 90 acquisitions in the past 20 years.

In the past four years of a positive insurance cycle, QBE has been able to grow its business and profitability, and prospects for 2006 and beyond are very encouraging. QBE has sufficient shareholders' funds to achieve its targeted premium growth for 2006 including a normal level of acquisition activity.

QBE has a well diversified spread of business, both geographically and by product. This, together with our comprehensive approach to risk management, has enabled us to achieve substantially improved insurance profitability in 2005 despite the high level of catastrophe losses. We continue to lead terms and conditions on most business in the countries in which we operate. The major renewal season of 1 January 2006 was slightly better than expected in terms of business written and pricing. We have successfully integrated the acquisitions made during 2004 and 2005 and we are on track to achieve the previously announced synergies from the restructure of our UK and Australia Pacific Asia Central Europe operations.

We have a low turnover of senior staff and many quality employees capable of filling more senior roles as they arise within the Group. We also have a very strong focus on increasing wealth for our shareholders from our many excellent businesses around the world that operate within the parameters of measurable and approved business plans. These factors give us confidence about our future performance.

Gayle Tollifson, QBE's chief risk officer, will retire in early July 2006. She has been a major contributor to QBE's strategies, risk management and its success. George Thwaites, Group general manager corporate will be appointed chief risk officer on Gayle's retirement.

The strong 2005 result and our positive outlook have been achieved through the disciplined and professional approach of our more than 7,800 staff worldwide. I extend my sincere appreciation to all my fellow employees for their loyalty and significant contribution over the past year and to our directors for the support they have provided on the many initiatives that we have undertaken. I look forward to working with the QBE team to achieve our financial targets for 2006 and to build an even stronger QBE going forward.

Frank O'Halloran
Chief executive officer

05

FINANCIAL PERFORMANCE 2005

FINANCIAL TARGETS*	ACTUAL
• Achieve an insurance profit margin of 12.5% to 13.5%	• Insurance profit margin of 17.4%
• Increase profit after income tax and diluted earnings per share by more than 10%	• Profit after income tax increased 27% and diluted earnings per share increased 20%
• Achieve a return on average shareholders' funds of more than 18%	• Return on average shareholders' funds of 23.9%
• Gross written premium growth of 10%	• Gross written premium increased 7%
• Net earned premium growth of 12.5%	• Net earned premium increased 9%
• Reinsurance expense ratio of 19%	• Reinsurance expense ratio of 19%
• Maintain expense ratio of 12.3% or less	• Expense ratio of 12.3%
• Tax rate of 26%	• Tax rate of 28%
• Maintain Group capital adequacy multiple of more than 1.5 times APRA's minimum requirement for Australian licensed insurers	• Capital adequacy multiple of 1.9 times the minimum requirement
• Gross investment yield of 4.5%	• Gross investment yield of 5.2%

OPERATIONAL PERFORMANCE 2005

PERFORMANCE GOALS	ACTUAL
• Achieve overall premium rate increases at least equal to claims inflation	• Slight reduction in overall premium rates
• Further increase customer retention	• Retention ratios increased for the majority of portfolios
• Further reduce risk profile of insurance business	• Maximum event retention reduced
• Achieve gross investment yield target with a low risk investment strategy	• Internal benchmarks exceeded
• Continue promotion of QBE manager programme	• Programme run in a number of countries

* Targets assume no material movement in current exchange rates; large losses and catastrophes not exceeding the significant allowance in our business plans; and no major fall in equity markets or interest rates.

06

FINANCIAL PERFORMANCE 2006

FINANCIAL TARGETS*

- Achieve an insurance profit margin of 16.0% to 17.0%
- Increase profit after income tax by more than 10% and diluted earnings per share by more than 10%
- Achieve a return on average shareholders' funds of more than 20%
- Gross written premium growth of 10%
- Net earned premium growth of 12.5%
- Reinsurance expense ratio of 17% or less
- Achieve expense ratio of 12.0% or less
- Tax rate of around 27%
- Maintain Group capital adequacy multiple of more than 1.5 times APRA's minimum requirement for Australian licensed insurers
- Gross investment yield slightly in excess of 5.0%

OPERATIONAL PERFORMANCE 2006

PERFORMANCE GOALS

- Maintain overall premium rates at levels sufficient to achieve targeted attritional loss ratios
- Maintain existing terms, conditions and deductibles
- Further reduce risk profile of insurance business
- Achieve gross investment yield target with a low risk investment strategy
- Continue high retention of key staff and managers
- Continue promotion of QBE's culture and essential behaviours
- Continue to effectively manage the impact of foreign exchange volatility

QBE has developed a business planning framework which ensures that there is a systematic and disciplined approach to planning throughout the Group.

The framework helps to:

- establish a clear direction for each operating division;
- build confidence in our ability to execute our corporate strategies and deliver against our business plans;
- more accurately project profitability and financial performance;
- improve alignment of internal resources with external opportunities;
- generate greater accountability and transparency in decision making; and
- target the reduction of uncertainty and volatility, thereby reducing the likelihood and impact of events that could threaten our ability to meet our business objectives.

The QBE board of directors approves the Group's strategy and detailed business plans prepared by management and reviews actual performance against the plans. The strategy is consistent with shareholder expectations, our corporate financial profile, our organisational culture and our capacity to effectively manage risks. The strategy and plans form the basis for our risk tolerance within the Group.

Business plans are developed for all classes of insurance business, for our investment portfolios and for all support functions. The plans clearly document our strategy for achieving financial targets and performance goals within the limits set. Annual budgets included in the business plans form the basis for delegating authorities to all managers and staff with specific responsibilities, including underwriters, investment managers and claims managers.

Business plans are subject to detailed review by local and Group senior management. They are prepared annually and actual results are monitored regularly to identify adverse trends so that remedial action can be taken at an early stage. Regular reporting to both local and Group boards on performance against the business plans, including action plans to correct adverse variances, is a fundamental control within the Group.

QBE has established internal controls to manage risk in the key areas of exposure relevant to its business. The Group has a risk management framework to identify the significant areas of business risk and to manage these risks. Risk management is a continuous process and an integral part of quality business management. QBE's approach is to integrate risk management into the broader management processes throughout the organisation.

The QBE manager programme is designed to promote and maintain a common culture throughout our many businesses around the world. The QBE manager programme defines nine essential behaviours that all employees need to practise in order to be successful QBE managers. Risk management is embedded in the QBE essential behaviours and it is QBE's policy that all its employees adopt a rigorous approach to managing risk. The board's commitment to risk management is documented in QBE's risk management policy statement.

Throughout the Group a culture of utmost integrity prevails. This requires open and honest dealings with our employees, customers, shareholders, legislative bodies and the community at large.

Some of the key elements of QBE's risk management policy are:

- avoiding unwelcome surprises by reducing uncertainty and volatility through the identification and management of risks such as by controlling aggregate exposures and maintaining sound reinsurance arrangements;
- achieving competitive advantage by better understanding the risk environments in which we operate; and
- optimising risk and more effectively allocating capital and resources by assessing the balance of risk and reward.



"Plastic tube" 1980, private collection

QBE's risk management is a continuous process and an integral part of our quality business management practices.

This policy is supported by a risk management strategy identifying our key risks and our approach to the management of these risks. The strategy clearly documents the practical application of our risk management framework throughout the business management cycle, including the business and strategic planning process.

The risk management framework implemented by QBE is principles based, providing the flexibility and efficiency required to maintain high standards in an ever-changing regulatory and business environment. Robust systems and processes are fundamental to the supervision and management of a diverse international group. This framework is established around a suitably qualified and dedicated team which is focused on managing with integrity.

Through the risk management framework, QBE manages its risks within the following categories.

- Insurance - including underwriting, claims and actuarial risk factors.
- Operational - including areas such as human resources, valuation of assets, corporate security and outsourcing, regulatory risks and the adequacy of processes and systems.
- Acquisition - including due diligence and integration processes.
- Funds management and treasury - including operational, cash flow, trading and security risks.

Diversification is used as a tool to reduce the Group's overall insurance risk profile by spreading exposures geographically and by product, thereby reducing the volatility of results. Product diversification is achieved through a strategy of developing strong underwriting skills in a wide variety of classes of insurance business. A combination of core and specialty products allows QBE to be a lead underwriter in many of the markets in which we operate. Geographic diversification is achieved by operating in 41 countries.

QBE continues to be committed to sound, practical risk management in order to protect shareholders' and policyholders' interests.

QBE Group has now successfully completed its transition to AIFRS. A summary of the key standards impacting the Group is set out on page 17. Phase I of the AIFRS changes for insurance companies, whilst adding a significant compliance burden, has had no fundamental impact on the underlying economics of our business and the adjustments to restate opening balances have not affected our ability to pay dividends. The major financial effects on shareholders' funds are generally non-recurring transitional adjustments to restate opening balances under AIFRS. Retained profits at 31 December 2005 on an AIFRS basis are $1.8 billion (2004 $1.2 billion). There may also be some ongoing volatility in the income statement and balance sheet due to fair value movements in assets and liabilities as noted on page 17.

The Group issued its first AIFRS compliant financial statements for the half year ended 30 June 2005. At that time, we noted that the overall financial impact of AIFRS was to reduce equity as at 31 December 2004 by $380 million. Since the half year report was issued, there has been a clarification within the Lloyd's market of the interpretation of AASB 121: The effects of changes in foreign exchange rates, as it applies to companies operating in the Lloyd's market. This has resulted in a further $8 million reduction in retained earnings as at 31 December 2004. Details are provided in note 2 to the financial statements.

We continue to monitor the International Accounting Standards Board's ("IASB") and Australian Accounting Standards Board's ("AASB") ongoing IFRS projects, particularly phase II of the IASB's insurance contracts project which is intended to implement a common international basis for the recognition and measurement of insurance contracts with particular reference to discounting, the determination of risk margins and the estimation of future cash flows. The IASB has indicated that it plans to issue a discussion paper in the second half of 2006 and a final standard is currently not expected until at least 2009.

The financial statements for the year ended 31 December 2005 contain significant new disclosures which are required under AIFRS. The new disclosures in respect of insurance contracts and financial instruments are particularly wide-ranging and include:

- details of the process used to determine assumptions, critical estimates and judgments which impact amounts recognised in the financial statements, and sensitivity analysis thereon;
- risk management policies and practices relating to insurance contracts; and
- enhanced disclosure of financial risk management strategy including controls over hedging arrangements, interest rate, credit and liquidity risks.

Insurers are also required, for the first time, to quantify the central estimate and risk margin in the outstanding claims provision and the benchmark risk margin used in applying the new liability adequacy test to unearned premium liabilities. The quantification of the central estimate and risk margin held in the outstanding claims provision has not previously been required under Australian accounting standards and QBE Group has therefore not published such information in previous consolidated financial statements. QBE Group has a long held policy of maintaining risk margins in the outstanding claims provision and has developed a rigorous approach to the valuation of insurance assets and liabilities. The probability of adequacy of the outstanding claims provision was substantially unchanged by AIFRS. The central estimate and risk margin are based on highly complex actuarial calculations which are likely to vary considerably from one insurer to another depending on the diversity of operations, risk management strategy and other variables. Whilst this information can be used to establish trends in a particular insurer's accounts year on year, comparison between entities is likely to be less meaningful.

Finally, the financial statements must include a claims development table commencing with five years of development, building to 10 years in future reporting periods. The production of the historical data has been extremely onerous for the QBE Group requiring the collation of accident year data across multiple jurisdictions, lines of business and foreign currencies, and incorporating the numerous acquisitions which have been made over the period.

Whilst AIFRS prescribes the general form of the disclosures, each reporting entity must determine the level and extent of disclosure that is appropriate having regard to the circumstances in each case and which will enable the production of financial statements which are understandable, relevant, reliable and comparable. QBE Group has operations in 41 countries and differs significantly from other Australian based insurers due to the international diversity of its insurance business. Whilst the insurance business is managed at a local and divisional level, the overall management of risk is undertaken within the framework of a large, sophisticated consolidated group structure. The structure of the Group, its strategy, balance sheet, investments, appetite for risk and the measurement of the risk margin in insurance liabilities are determined and managed at a consolidated Group level, within the constraints of local regulatory requirements. Having regard to the product and geographic diversification of the QBE Group, the complexity of the Group's reinsurance arrangements and the fact that the Group's risk tolerance is managed on a net basis, we have prepared the insurance disclosures, including a net claims development table, at the consolidated level. This provides a level of analysis which satisfies AIFRS requirements and gives the reader information which is meaningful yet succinct. We consider that disclosure below consolidated level would not provide meaningful information given the complex interrelationships between the variables underpinning the consolidated entity's operations, and could compromise comparability with our international peers.

KEY ACCOUNTING STANDARDS IMPACTING QBE GROUP

ACCOUNTING STANDARD	CHANGE	IMPACT
AASB 119: Employee benefits	Deficits and surpluses on defined benefit superannuation plans to be included on the balance sheet.	Total equity reduced by $142 million after tax at 31 December 2004.
AASB 2: Share-based payment	Employee loans and related shares issued are no longer included on the balance sheet.	Share capital reduced by $90 million at 31 December 2004, which will be reinstated when loans are repaid.
	Expensing of share options on employee incentive arrangements through the income statement.	Total impact on equity was minimal at 31 December 2004. Ongoing annual charge to the income statement.
AASB 3: Business combinations AASB 136: Impairment of assets	Reclassification of goodwill and intangibles. Amortisation of goodwill replaced by impairment testing.	Total equity reduced by $49 million after tax at 31 December 2004 for impairment.
AASB 1023: General insurance contracts	Claims provision to be discounted at risk free rate.	Total equity reduced by $64 million after tax at 31 December 2004.
	Significant increases in disclosure.	Significant increase in time and cost of compliance.
AASB 139: Financial instruments: recognition and measurement	Hedge effectiveness testing.	Potential volatility in income statement if a hedge fails the effectiveness test or if a component of a hedge is ineffective.
AASB 121: The effects of changes in foreign exchange rates	A Lloyd's corporate vehicle is now treated as a single entity with one functional currency. Non-monetary assets and liabilities, including unearned premium and deferred insurance costs, are carried on the balance sheet at the rates of exchange at the transaction dates.	Total equity reduced by $8 million after tax at 31 December 2004.



QBE's people are critical to successfully delivering the Group's business strategy. Employee numbers have grown to more than 7,800 in 2005, up from 7,320 in 2004, due to acquisitions and growth within the business. The Group has a strong management team, reflecting the focus on QBE's essential behaviours for business acumen and leadership, together with the Group's performance measurement, succession management and staff development processes.

The capability of the QBE senior management team is key to sustaining the Group's track record of increasing the wealth of our shareholders. QBE strongly believes in developing its own talent and has committed effort and resources to this with a focus on developing the management and technical teams, ensuring that careers are carefully nurtured and monitored. The Group executive team, chief executive officer and the board regularly devote time to the issues of succession planning and staff development, and have set objectives against which they can assess outcomes and measure success.

Succession planning and staff development activities are an important part of the Group's human resource management processes, impacting staff at all levels of the business. The principal objective is to ensure that the best people occupy the key positions and that we have robust succession plans in place in all areas of the business. Annual performance and development reviews provide the forum for measuring performance and setting



"Factory at Erewyna" 1972, National Gallery of Victoria

QBE is committed to the development of "can do" people who are focused on the Group's vision and values.

objectives. Most staff members are assessed against QBE's nine essential behaviours, which form the basis of QBE's business and leadership culture. Additionally, most staff prepare a personal development plan with their line manager to support their own personal career development.

QBE's people are selected for their ability, experience and their "can do" approach to achieving corporate objectives. Our aim is to ensure that the interests of our shareholders and staff are aligned. In order to encourage high levels of performance and to achieve our vision of increasing shareholders' wealth, at risk incentive arrangements are in place for most staff worldwide through participation in Short Term Incentive ("STI") arrangements. These arrangements reward staff when they achieve or exceed financial targets and meet personal performance objectives. Also central to our incentive arrangements is the Employee Share and Option Plan ("the Plan") which has been in place since 1981. Over 6,300 of our employees at all levels of the organisation now hold shares in QBE through the Plan, providing a further motivation for them to achieve the Group's vision of increasing wealth for our shareholders.

The Group's senior management also participate in a Long Term Incentive ("LTI") scheme. Senior managers are only entitled to participate in the LTI if they have already qualified for the STI by achieving their financial targets. Details of the Plan and the LTI are set out in note 27 to the financial statements. In 2006, the LTI will be extended to include selected staff below senior management level.

QBE is committed to providing a safe and flexible working environment, recognising that employees may have different needs at different points in their working lives. QBE is also committed to a culture which is aligned with its vision and values, including employee motivation.

[illegible] and divisional executives

Gayle Tollifson

FCA, FAICD, FCIS, AGE 51

Ms Tollifson is currently the Group's chief risk officer. She joined QBE in 1994 as Group financial controller and subsequent to that held the position of Group general manager, financial and business risks for two years. Prior to joining QBE, Ms Tollifson worked with Coopers and Lybrand in Australia and Bermuda, having qualified as a chartered accountant in Canada in 1981.

Tim Kenny

NDBS, MICM, AGE 45

Mr Kenny is currently president and chief executive officer of QBE the Americas. He has over 23 years experience in the insurance industry including 16 years with QBE Group during which he has served as senior vice president, chief financial officer and treasurer in the Americas.

Steven Burns

FCA, AGE 47

Mr Burns is currently chief executive officer of QBE European operations. He is a chartered accountant and was finance director of the Janson Green managing agency at Lloyd's from 1987, prior to it being acquired by Limit in 1998. Mr Burns became CEO of the Limit Group in August 2000. In September 2004 he was appointed CEO of European operations as part of the restructure of our European company operations and Lloyd's division.

Peter Grove

AGE 56

Mr Grove is currently chief underwriting officer for QBE European operations and the reinsurance adviser to the Group's chief executive officer. He joined QBE in 2000 as a result of the acquisition of Limit and was formerly underwriting director at Bankside managing agency from 1996, prior to it being acquired by

Gayle Tollifson, Tim Kenny, Steven Burns, Peter Grove, Jenni Smith, Neil Drabsch, Frank O'Halloran, Vince McLenaghan, Duncan Ramsay, Mark ten Hove and Raymond Jones



Limit in 1998. Mr Grove has 39 years experience in the London market and has been a lead underwriter of reinsurance and retrocession business at Lloyd's for 23 years.

Jenni Smith

MBA, AGE 43

Ms Smith joined QBE in 2003 and is currently the Group general manager, human resources. She was formerly general manager HR, international at Telstra Corporation Ltd., based in Sydney with specific Asia-Pacific responsibilities. Before relocating to Australia in 1999, Ms Smith had extensive business and human resources experience in London in the advertising and television industries.

Neil Drabsch

FCA, FAICD, FCIS, AGE 57

Mr Drabsch was appointed chief financial officer of QBE Insurance Group in 1994 and acts as deputy company secretary of QBE Insurance Group Limited. He joined QBE in 1991 and was the Group company secretary from 1992 to 2001. Mr Drabsch has over 39 years experience in insurance and reinsurance management, finance and accounting, including 24 years as a practising chartered accountant.

Frank O'Halloran

FCA, AGE 59

Mr O'Halloran was appointed chief executive officer in January 1998. He joined QBE in 1976 as Group financial controller. He was appointed chief financial officer in 1982, joined the board as director of finance from 1987 to 1994 and was director of operations from 1994 to 1997. Mr O'Halloran is a chartered accountant and has had extensive experience in professional accountancy for 14 years and insurance management for over 29 years.

Vince McLenaghan

FANZIIF, AGE 46

Mr McLenaghan is currently chief executive officer of Australia Pacific Asia Central Europe ("APACE"). Mr McLenaghan has been in the insurance industry for 29 years. During his 23 years with QBE, he has served in a number of general management roles, including as managing director, within our Asia-Pacific operations prior to assuming his current role in 2005.

Duncan Ramsay

LLB, LLM, FANZIIF, FCIS, AGE 44

Mr Ramsay joined QBE as general counsel in 1993. Since May 2001 he has acted as general counsel and Group company secretary. Prior to joining QBE, Mr Ramsay spent seven years working for Freehills, an Australian law firm, in the general commercial and litigation area.

Mark ten Hove

MBA, LLM, AGE 48

Mr ten Hove joined QBE in 1999 as Group investment manager, having previously been chief investment officer at OCBC Asset Management Limited in Singapore. He has over 20 years experience in funds management including previous roles with Bankers Trust in Hong Kong and Singapore and Thornton Investment Management (Dresdner Bank Group) in Hong Kong.

Raymond Jones

AGE 54

Mr Jones is currently Group general manager, business development. He joined QBE as managing director of Australian operations in 1994 after several years in Asia as a regional vice president for the American International Group. He was previously general manager at Citicorp Insurance and has 19 years experience in the general insurance market.



Operations overview

KEY ACTIVITIES	MAJOR EVENTS
Australia Pacific Asia Central Europe **Australia** • General insurance operations throughout Australia • Provides all major lines of insurance cover for personal and commercial risks **Pacific Asia Central Europe** • General insurance in Asia, Pacific and Central Europe • Ongoing operations in 24 countries • Provides personal, commercial and specialist insurance covers, including professional and general liability, marine, corporate property and trade credit	• No major catastrophes in the year • Integrated the Australian, QBE Mercantile Mutual and Asia-Pacific and Central European management structures in May 2005 • Introduced builders' warranty product in Australia • Entered into a joint venture to market a limited medical malpractice product • Acquired National Credit Insurance Brokers and Austral Mercantile Collections to enhance trade credit distribution and services • Acquired the wholly owned business of Allianz in Vietnam and sold our share of the QBE-BIDV joint venture
European operations **QBE Insurance (Europe)** • Reinsurance business in the UK and Ireland • Insurance business in the UK, France, Spain and Germany • Includes Ensign motor business acquired in April 2004 **Lloyd's division (trading as Limit)** • Commercial insurance and reinsurance business operating in the Lloyd's market • Market leading positions in all lines of business written • Second largest managing agent at Lloyd's with approximately 6.8% share of total market capacity for the 2006 underwriting year • Manages four ongoing syndicates	• Acquired Greenhill underwriting agency and Minibus Plus • Fully integrated the European operations management structure • Successfully merged former company reinsurance operations into syndicates 566 and 2000 • Experienced above average frequency and severity of catastrophe and risk losses, including significant US hurricane activity • Merged syndicates 2724 and 1036 for the 2005 underwriting year • Sold Garwyn, our non-core loss adjusting business
the Americas • General insurance and reinsurance business in the Americas • Headquarters in New York with operations in North, Central and South America and Bermuda	• Acquired Colorado based National Farmers Union Property and Casualty Company • Experienced above average frequency and severity of US catastrophe losses • Further diversified our Latin American portfolio with the acquisition of Compania Central de Seguros in Colombia
Investments • Management of the Group's investment funds • Funds are predominantly managed in-house	• US federal reserve bank raised interest rates eight times from 2.25% to 4.25% • Oil prices rose from US$43 to US$60 per barrel • Core price inflation increased albeit slowly • US and Euro two year yields rose strongly • Apparent stability in the Japanese economy for the first time in 10 years • Strong Australian and European equity markets

Percentage of Group's gross earned premium

Australia	**26%**
Pacific Asia Central Europe	**7%**
QBE Insurance (Europe)	**26%**
Lloyd's division	**25%**
the Americas	**16%**

ACHIEVEMENTS	KEY STATISTICS
• Achieved record combined operating ratio and insurance profit • Achieved planned synergies for 2005 from integration of head office operations • Developed a shared services model to enhance efficiency and consistency across information technology, human resources, risk management, finance and internal audit • Developed our product distribution capability • Commenced projects to consolidate information technology platforms in Australia with plans for new platforms in Asia and Pacific regions	• Gross written premium $3,122M • Gross earned premium $3,093M • Net earned premium $2,551M • Combined operating ratio 83.3% • Staff numbers 5,302
• Maintained core focus on the underwriting of a predominantly non-US casualty account • In difficult market conditions broadly maintained price and achieved stability in terms and conditions • Successfully reorganised our business to create a more focused and transparent underwriting business model • Successfully integrated the acquisitions • Mitigated impact of catastrophe activity through the purchase of effective and cost efficient reinsurance programmes • Successfully relocated the majority of staff into two new offices • Increased share of syndicate 386 to 69.2% for 2006 underwriting year	• Gross written premium $4,794M • Gross earned premium $4,643M • Net earned premium $3,697M • Combined operating ratio 92.1% • Staff numbers 1,651
• Despite increased catastrophe claims, maintained strong underwriting profitability across all major product classes • Upgraded management information systems • Achieved premium rate increases for most reinsurance and insurance classes of business with continued product and geographic diversification • Benefited from opportunities presented by market dislocation across the Americas	• Gross written premium $1,492M • Gross earned premium $1,435M • Net earned premium $843M • Combined operating ratio 92.9% • Staff numbers 729
• Fixed income and equity returns exceeded internal benchmarks • Higher investment income driven by strong mid-year rally in equity markets • Continuation of low risk investment strategy and the short duration fixed income strategy was successful • Ongoing enhancements to funds management and treasury systems • Used derivatives to secure equity gains for the year	• Gross investment income $843M • Net investment income $718M • Fair value gains – equities $129M • Staff numbers 41

KEY RATIOS

FOR THE YEAR ENDED 31 DECEMBER		AUSTRALIA 2005	AUSTRALIA 2004	PACE 2005	PACE 2004	TOTAL APACE 2005	TOTAL APACE 2004
Gross written premium	$M	2,431	2,102	691	672	3,122	2,774
Gross earned premium	$M	2,405	2,114	688	684	3,093	2,798
Net earned premium	$M	2,015	1,763	536	514	2,551	2,277
Claims ratio	%	56.1	61.4	40.8	43.6	52.9	57.4
Commission ratio	%	12.7	13.8	18.7	18.1	14.0	14.8
Expense ratio	%	14.8	14.5	22.8	24.7	16.4	16.8
Combined operating ratio	%	83.6	89.7	82.3	86.4	83.3	89.0
Insurance profit to net earned premium	%	24.2	16.1	22.2	17.9	23.8	16.5

Australia Pacific Asia Central Europe ("APACE") produced an outstanding underwriting result with a combined operating ratio of 83.3% compared with 89.0% last year. The merger of Australian operations and Pacific Asia Central Europe was announced in May 2005. The merged division brought together operations in 25 countries with much in common in terms of product range, distribution channels and methods of transacting business.

Gross earned premium for the year increased 11% to $3,093 million. Net earned premium was up 12% to $2,551 million. Premium growth was mainly due to acquisitions made in the second half of 2004, partly offset by the impact of a stronger Australian dollar. Net earned premium also benefited from savings through the restructure of reinsurance programmes following the acquisitions in 2004.

Australia

PORTFOLIO MIX

GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2005	2004
Professional indemnity	5.2%	6.2%
Credit and surety	4.7%	5.2%
Accident and health	7.3%	5.8%
Property	16.6%	15.7%
Motor vehicle	9.3%	8.9%
Travel	1.8%	1.9%
Householders	10.6%	9.8%
Compulsory third party ("CTP")	7.4%	9.0%
General liability	18.7%	18.2%
Workers' compensation	8.2%	9.2%
Marine and aviation	4.6%	4.6%
Other	5.6%	5.5%



Australian operations continues to produce excellent underwriting results with a combined operating ratio of 83.6% compared with 89.7% last year. A continuation of the low frequency of claims, savings on prior year outstanding claims provisions and improved customer retention have assisted the strong underwriting profitability.

QBE continues to be a market leader for most of the commercial products that we underwrite in Australia. All portfolios produced underwriting results ahead of plan. Premium rates for public and professional liability and CTP insurance have decreased to reflect the improved claims experience, particularly from recent tort reforms introduced by various state governments with the support of the federal government.

Gross earned premium increased 14% to $2,405 million due to the acquisition of ING's 50% share in the QBE Mercantile Mutual joint venture underwriting agency on 30 June 2004. Overall premium rates were down slightly on 2004 reflecting the lower frequency of claims and increased competition. Net earned premium increased 14% to $2,015 million.

The successful integration of the QBE Mercantile Mutual joint venture into QBE's Australian operations has enabled us to achieve synergies of $40 million. It also enabled us to restructure our Australian operations into seven core units and still maintain our focus on product profitability. The new units are:

- specialist risk;
- intermediary distribution;
- third party distribution;
- credit and surety;
- statutory classes;
- aviation; and
- direct distribution.

Australian operations won the National Insurance Brokers' General Insurer of the Year award for the fourth successive year. This, together with other initiatives designed to make QBE easier to do business with, has enabled us to increase customer retention. We continue to remove duplicated processes and reduce manual intervention in our dealings with our intermediaries.

The continuation of a low frequency of claims has resulted in the net claims ratio decreasing from 61.4% to 56.1%. The commission ratio decreased from 13.8% to 12.7%, mainly due to benefits from the acquisition of underwriting agencies and the change in mix of business.

The expense ratio was 14.8% compared with 14.5% last year, with the increase due to one-off expenses relating to the restructure and higher information technology costs, statutory charges and compliance costs.

Many of our products improved underwriting profitability, including aviation, professional liability, workers' compensation, general liability, property, credit and surety, commercial packages, CTP and our direct underwriting unit, Western QBE.

In 2005, we commenced writing builders' warranty and medical malpractice insurance in Australia. This follows changes made by various state governments to improve the claims experience and affordability of these classes of insurance.

Overall premium rates were slightly down for the renewal of 1 January 2006 business with no major adverse changes to terms and conditions. We are satisfied that the current market conditions allow us to meet our profit requirements for each product. We expect the combined operating ratio going forward to be slightly higher than the excellent result achieved in 2005 due to the lower premium rates over the past two years.

QBE intermediary distribution is a leader in the highly competitive commercial insurance market with a comprehensive range of corporate, commercial, rural and domestic insurance products. This was recognised during the year when QBE won the prestigious NIBA General Insurer of the Year award for the fourth consecutive year.



"Container train in landscape" 1983-84, Victorian Arts Centre

Pacific Asia Central Europe

PORTFOLIO MIX

GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2005	2004
Professional indemnity	10.4%	9.4%
Marine	11.1%	10.0%
Workers' compensation	6.0%	4.8%
Motor and motor casualty	18.8%	18.8%
Property	24.8%	25.3%
Accident and health	7.5%	8.1%
Liability	7.5%	7.8%
Engineering	3.2%	2.9%
Travel	3.0%	3.8%
Householders	3.5%	2.8%
Other	4.2%	6.3%

Our Pacific Asia Central Europe ("PACE") operations produced another outstanding underwriting result with a combined operating ratio of 82.3% compared with 86.4% last year. 21 of the 24 operations produced an underwriting profit in 2005. The improved underwriting profit was driven by the continued focus on portfolio profitability and a lower frequency of catastrophe losses.

Gross earned premium increased 1% to $688 million. Premium growth was affected by the stronger Australian dollar, a slight reduction in overall premium rates and increased competition. Net earned premium increased 4% to $536 million.

The claims ratio was 40.8% compared with 43.6% last year. The frequency of claims continues to be at an historically low level reflecting the higher premium rates of recent years, improved terms and conditions and the focus on underwriting profitability. The commission ratio was 18.7% compared with 18.1% last year with the increase due to the change in geographic mix. The expense ratio decreased from 24.7% to 22.8%, mainly due to the elimination of a number of duplicate processes in key operations.

We continue to increase business retention and grow our specialist product lines through international and local insurance brokers. We are considering a number of acquisitions that are capable of being bolted on to existing operations. We are targeting businesses where we can obtain management and shareholder control. We will not enter into any arrangements where QBE is not in control of its own destiny.

PACE business is conducted in 24 countries where we have shareholder and management control and a strong distribution base of over 11,000 agents and longstanding business relationships with key insurance brokers. We have excellent relationships with our joint venture partners in Asia and Central Europe.

Strong underwriting profits were achieved in Bulgaria, Fiji, French Polynesia, Hong Kong, Hungary, Indonesia, Macau, Malaysia, New Caledonia, New Zealand, Papua New Guinea, Philippines, Singapore, Slovakia, Solomon Islands, Thailand, Ukraine and Vanuatu. Macedonia, Moldova and the Vietnam joint venture produced small underwriting losses from general insurance. Satisfactory results were achieved in all other countries.

Summary

The merger of APACE operations will bring further synergies to the division. We have exceeded our expected synergies for 2005 and we expect to achieve a further $30 million of synergies by the end of 2007. We have already started to make better use of our diverse professional skills to meet our clients' requirements in the many countries in which we operate.

The 2005 underwriting profit was an outstanding achievement with most of our operations and products producing improved underwriting profits. We will continue to focus on building our businesses in each of the countries in which we operate, including acquisitions that add value, and on exceeding the Group's profit requirements.



"The guiding spheres II" 1979-80, private collection

Through operations in 71 offices in 24 countries, and a geographically diverse network of insurance agencies, brokers and other intermediaries, PACE offers a number of highly specialised products including policies which provide coverage for cargo in transit by sea, land and air.

Our key objectives for 2006 are to:

- complete the integration of divisional resources to deliver synergies and improved customer focus;
- drive further cost reductions by improving processes and cooperation across operating entities;
- launch a new initiative to improve the distribution of new products and capabilities to the Australian and Asia-Pacific markets;
- begin roll out of new information technology platforms across Asia, Central Europe and New Zealand;
- finalise the consolidation of the Australian information technology environment to improve business to business capability, sales and customer retention; and
- target and convert acquisitions that meet our criteria for profit and premium growth.

We expect 2006 underwriting profitability to be strong but with a slightly higher combined operating ratio than 2005. We have a strong team of professionals and management. I extend my appreciation to the team for their loyalty, hard work and dedication during 2005. I also thank our joint venture partners and our intermediaries for their support and assistance throughout the year.

Vince McLenaghan

European operations

KEY RATIOS

FOR THE YEAR ENDED 31 DECEMBER		QBE INSURANCE (EUROPE) 2005	QBE INSURANCE (EUROPE) 2004	LIMIT 2005	LIMIT 2004	EUROPEAN OPERATIONS 2005	EUROPEAN OPERATIONS 2004
Gross written premium	$M	2,558	2,301	2,236	2,309	4,794	4,610
Gross earned premium	$M	2,370	2,154	2,273	2,265	4,643	4,419
Net earned premium	$M	1,954	1,787	1,743	1,720	3,697	3,507
Claims ratio	%	62.3	67.3	63.6	59.3	62.9	63.4
Commission ratio	%	15.3	15.5	20.3	21.0	17.7	18.2
Expense ratio	%	12.4	12.8	10.6	11.3	11.5	12.1
Combined operating ratio	%	90.0	95.6	94.5	91.6	92.1	93.7
Insurance profit to net earned premium	%	16.8	9.6	12.4	13.9	14.7	11.7

QBE's European operations comprise QBE Insurance (Europe) (formerly European company operations) and the Lloyd's division, trading as Limit.

The combined operating ratio for European operations was 92.1% compared with 93.7% last year. This is an excellent result considering the level of catastrophe claims we experienced during 2005 from Limit and QBE Insurance (Europe), both of which write marine, energy and property reinsurance and insurance risks around the world including the US. The combined operating ratio benefited from our product and geographic diversification, as well as the low frequency of claims on our non-catastrophe exposed businesses.

Gross earned premium increased by 5% to $4,643 million, primarily due to acquisitions during the year and reinstatement premiums from reinstating covers after the catastrophes. Net earned premium increased 5% to $3,697 million.

In 2005, we completed: the acquisition of the MiniBus Plus underwriting agency and its commercial motor business; the acquisition of the Greenhill underwriting agency with offices in France, Spain and Germany; the acquisition by the Group of British Marine and its specialist small tonnage marine underwriting business; and the sale of Garwyn, the non-core loss adjusting business.

QBE Insurance (Europe)

PORTFOLIO MIX



GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2005	2004
Professional indemnity	14.2%	13.0%
Financial and credit	2.8%	4.6%
Marine and aviation	4.6%	4.2%
Accident and health	3.3%	4.8%
Bloodstock	2.3%	2.1%
Property treaty	5.5%	6.2%
Property facultative and direct	9.6%	11.7%
Employers' liability	13.7%	16.8%
Motor vehicle	18.1%	8.1%
Casualty	4.3%	5.1%
Public and product liability	18.8%	21.2%
Other	2.8%	2.2%

QBE Insurance (Europe) writes reinsurance business in Ireland and the UK and insurance business in the UK, France, Spain and Germany.

This division produced an excellent combined operating ratio of 90.0% compared with 95.6% last year. The division had a relatively small net exposure to the US hurricanes through its direct and facultative property and marine excess of loss portfolios. The combined operating ratio benefited from a low frequency of claims on the majority of portfolios not exposed to catastrophes, particularly on the UK and international (non-US) casualty accounts.

Gross earned premium increased 10% to $2,370 million, primarily due to the inclusion of the Ensign motor business previously written in the Lloyd's division, the increased participation on that business for 2005, and acquisitions. Premium growth was also assisted by a strong increase in our business retention and a number of new business and distribution initiatives.

The claims ratio decreased from 67.3% to 62.3%. This improvement reflects the low claims frequency as well as the absence of upgrades for 2001 and prior years on US casualty and motor excess of loss claims which affected results in 2004.

The commission ratio was 15.3% compared with 15.5% for 2004. The slight decrease is due to the change in mix of business. The expense ratio decreased from 12.8% to 12.4%. This reflects the synergies from the restructure announced in September 2004, partly offset by provisions made for dilapidation and other costs incurred to achieve synergies by consolidating premises in the UK.

The general insurance operations produced a combined operating ratio of 84.5% compared with 89.1% last year. The improvement reflects the strong focus on portfolio performance and improved market conditions over the past four years. The UK and international (non-US) casualty portfolios produced excellent results, as did the more niche bloodstock, leisure and sport and crisis management accounts. Our Ensign motor business produced an acceptable return in a more challenging market.



"The bridge builders" 1990, private collection

QBE Insurance (Europe) provides innovative commercial insurance and reinsurance solutions, focusing on specialist risk business in selected markets. QBE is a market leader in the areas of public and product liability, employers' liability and professional indemnity, including cover for architects and engineers.

The combined operating ratio from inward reinsurance operations was 109.6% compared with 113.6% last year reflecting the higher level of catastrophes in both years. The improvement in 2005 is largely due to the absence of prior year upgrades which affected 2004.

For the 2006 underwriting year, most of the reinsurance business written by the London office of QBE Insurance (Europe) has been transferred to Limit. The transfer of this reinsurance business will be more than offset by the MiniBus Plus, Greenhill and British Marine acquisitions made in 2005, together with other new business initiatives on the existing portfolios.

Limit

PORTFOLIO MIX



GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2005	2004
Professional indemnity	13.4%	13.6%
Marine and aviation	9.9%	12.3%
Property	36.0%	36.8%
Casualty	30.2%	31.8%
Other	10.5%	5.5%

In the 2005 underwriting year, Limit was the largest manager and second largest provider of capacity at Lloyd's. QBE provided 100% of capacity for syndicates 566, 2000 and 1036 and 68% of capacity for syndicate 386.

Limit's results for 2005 were materially affected by catastrophe claims. However, the diversification of our business, including an exceptional contribution from the non-US casualty portfolios in syndicate 386, has enabled us to produce a very creditable combined operating ratio of 94.5% compared with 91.6% last year. Limit's net claims from large catastrophes were $285 million compared with $140 million last year.

Gross earned premium was only marginally up on last year at $2,273 million due to the transfer of the Ensign motor business to QBE Insurance (Europe). Premium growth was also affected by slightly lower premium rates and increased competition, particularly for casualty business. Net earned premium increased by 1% to $1,743 million, reflecting synergies achieved by combining reinsurance protections for the reinsurance and marine and energy syndicates.

The claims ratio increased from 59.3% to 63.6%. The increase is due to higher net claims from catastrophes, partly offset by a lower frequency of claims on non-catastrophe exposed classes of business, in particular syndicate 386.

The commission ratio decreased from 21.0% to 20.3%, primarily from a change in mix of business. The expense ratio decreased from 11.3% to 10.6%. Higher incentives for increased profits from syndicate 386 and additional property costs associated with the restructure in 2004 were more than offset by the increased profit commission from external capital providers to syndicate 386.

The combined operating ratio from the general insurance business was 90.2% compared with 91.4%. This excellent result reflects the lower frequency of claims on non-catastrophe exposed business, particularly casualty classes written principally by syndicate 386. The inward reinsurance combined operating ratio was 100.8% compared with 91.9% last year. The increase is due to net claims from catastrophes during 2005.

The transfer of the inward reinsurance business from QBE Insurance (Europe), higher premium rates for property, marine and energy classes and new opportunities will assist premium growth in 2006.

Summary

The major renewal season of 1 January 2006 gives us confidence that an overall increase of around 5% in premium rates can be achieved in 2006 for European operations. The net increase contains significant increases on direct and reinsurance business exposed to catastrophes, particularly in the US, offset by some rate pressures on casualty and non-catastrophe portfolios. The positive impact of the overall premium rate increases will be partly offset by the higher cost of reinsurance.

We have reviewed the impact of the 2005 hurricanes on our business and made further changes to our risk profile to improve the reward for our shareholders. Our exposure to windstorms will be reduced on the east coast of the US and Gulf of Mexico for property and offshore energy business. We have also significantly reduced the capacity provided to US nationwide property insurers.

The expected overall increase in premium rates together with the MiniBus Plus and Greenhill acquisitions and the Group's acquisition of British Marine will assist gross written premium growth in 2006. We are looking at opportunities to further diversify our products and our continental European operations. We have exceeded our initial targets for synergies from the restructure of European operations in September 2004 and we expect to achieve the previously announced synergies during 2006 and 2007.

Our extensive risk management and conservative reinsurance purchasing have enabled us to achieve a very acceptable underwriting result for 2005. This, together with the overall premium rate increases, further changes to our portfolios and expense synergies, gives us confidence regarding our performance for 2006.



"The traveller" 1973, Queensland Art Gallery

QBE's European operations is recognised as a leader in providing insurance cover in the UK for commercial motor risks, specialising in insurance protection for bus and minibus transport.

Our key objectives for 2006 are to:

- deploy our specialist products to a wider client base through our enhanced distribution channels from 2005 acquisitions;
- deliver previously announced back office integration synergies by 31 December 2006 one year ahead of plan and develop a second phase, incremental cost saving plan;
- seek acquisition opportunities that meet QBE criteria and address local priorities of diversifying product mix and geographic spread;
- work with regulators and market associations to achieve local industry priorities e.g. contract certainty; and
- continue to refine risk management processes and techniques that protected the result and balance sheet so effectively in 2005 including aggregate exposure management and a conservative reinsurance strategy.

The past 15 months have seen significant changes in our European operations as a result of the restructure and our determination to improve returns for our shareholders. I am extremely pleased that we have been able to make these changes with little turnover of our key staff. I appreciate the enormous support that I have received from my team. I thank them for their focus, hard work and their contribution to the strong 2005 result.

Steven Burns





the Americas

KEY RATIOS

FOR THE YEAR ENDED 31 DECEMBER		2005	2004
Gross written premium	$M	1,492	1,382
Gross earned premium	$M	1,435	1,354
Net earned premium	$M	843	766
Claims ratio	%	60.0	59.3
Commission ratio	%	25.5	27.0
Expense ratio	%	7.4	7.2
Combined operating ratio	%	92.9	93.5
Insurance profit to net earned premium	%	10.3	7.0

PORTFOLIO MIX

GROSS EARNED PREMIUM FOR THE YEAR ENDED 31 DECEMBER	2005	2004
Property	37.4%	36.7%
Casualty	25.0%	25.1%
Motor and motor casualty	13.3%	17.4%
Accident and health	15.5%	17.4%
Workers' compensation	2.8%	1.4%
Other	6.0%	2.0%

QBE the Americas comprises general insurance and reinsurance businesses in the United States and Colombia, reinsurance businesses in Panama, Mexico and Peru and general insurance businesses in Argentina and Brazil.

QBE the Americas has again increased its underwriting profit despite the worst year on record for catastrophes. The combined operating ratio was an excellent 92.9% compared with 93.5% last year.

Gross earned premium increased 6% to $1,435 million. This follows a slight overall increase in premium rates, higher retention of business and the acquisition of general insurance businesses in Bogota, Colombia (June 2005) and Colorado, USA (September 2005).

Net earned premium increased 10% to $843 million. Business ceded to highly rated reinsurers includes a substantial amount of proportional reinsurance on general insurance programme business. This generates overriding commissions and profit commissions for QBE. Of the total reinsurance cost of $592 million, 71% related to proportional reinsurance. QBE's reinsurance captive, Equator Re, participates on a number of these proportional reinsurance programmes.

The net claims ratio was 60.0% compared with 59.3% last year. Our continued low claims ratio is due to our focus on portfolio profitability, extensive reinsurance protections, the general improvements in policy terms and conditions in recent years and our very low exposure to long tail US casualty business.



"City landscape" 1969-70, Art Gallery of NSW

During 2005 QBE acquired the Colorado based National Farmers Union Property and Casualty Company which writes personal and commercial business in nine mid-west states, including an exclusive agency with the National Farmers Union, and is also a leading national underwriter of rural telecommunications business.

The commission ratio was 25.5% compared with 27.0% last year, with the reduction mainly due to profit and overriding commissions from the proportional reinsurance protections. The expense ratio increased slightly from 7.2% to 7.4%, primarily from the higher expense ratio on acquisitions made during the year, increased staff incentives from improved insurance profitability and increased costs of information technology, compliance and risk management.

General insurance business now represents 71% of total gross written premium compared with 67% last year. This increase reflects our strategy of focusing on general insurance programme business and general insurance acquisitions and, where possible, converting reinsurance relationships into primary insurance. The combined operating ratio from our general insurance business was 93.0% compared with 94.7% last year. Our reinsurance business, which is primarily US regional and Latin American business, produced a combined operating ratio of 92.6% compared with 92.0% last year. The result was impacted by net claims from catastrophes.

All products produced satisfactory underwriting results, as did the acquisitions made during the year. Our focus on selected regional portfolios in the US means that we are not as exposed to major catastrophes as others who write nationwide accounts and large risks. We generally do not write long tail US casualty or US workers' compensation business.

We continue to build on our relationships with our existing client base, pursue acquisitions that meet our criteria and add new general insurance programme businesses with profitable track records. We are a leader in the market segments in which we operate.

We expect gross written premium to grow by more than 15% in 2006 as a result of the acquisitions completed in 2005 and higher overall premium rates. The cost of our reinsurance has increased but this will be substantially exceeded by the premium rate increases on the majority of business renewed and written during the year. We are reviewing a number of acquisitions and new opportunities, some of which we expect will be converted in 2006.

The QBE team in the Americas is proud of its performance in recent years. We have absorbed 2001 and prior year upgrades of claims from business no longer written and still met the Group's profit requirements. Our focus is on further increasing the profits for our shareholders and building on our excellent businesses throughout the Americas. We will continue to analyse market conditions and look for further opportunities for profitable growth. We remain committed to pricing adequacy, underwriting integrity and a counter-cyclical approach to insurance and reinsurance for property, casualty and health business using our admitted and non-admitted licences. The recent acquisition of National Farmers Union Property and Casualty introduces us to regional US personal lines insurance which is consistent with our strategy of "focused diversification".

Our key objectives for 2006 are to:

- fully integrate our newly acquired businesses in the US and Latin America;
- achieve portfolio profitability targets in our approved business plans;
- continue to pursue acquisition opportunities consistent with QBE's criteria and objectives;
- further enhance product development in trade credit and other specialist classes; and
- reduce the expense ratio through information technology and infrastructure improvements and synergies.

I express my sincere appreciation for the enormous support and loyalty that I have received from our team in the Americas and for their contribution to the strong insurance profit for 2005.

Tim Kenny

Investments

INVESTMENT INCOME

FOR THE YEAR ENDED 31 DECEMBER	2005 $M	2004 $M
Dividends	41	52
Interest	567	483
Realised gain on the sale of controlled entities	11	–
Other income	8	14
	627	549
Realised gains (losses) on fixed interest securities	61	(31)
Realised gains on equities	94	54
Unrealised gains on fixed interest securities	26	18
Unrealised gains on equities	35	47
Net fair value gains on financial assets	216	88
Gross investment income	843	637

Investment income for 2005 was well ahead of budget and our internal investment benchmarks. This outperformance was due to our active investment management and strong equity markets in Australia and Europe. The results for the year were achieved on our low risk investment strategy with targets based on achieving absolute returns. Our investment team has outperformed the absolute return targets in six out of the past seven years.

Gross investment income was $843 million compared with $637 million last year. The Group's gross investment yield on cash and fixed interest securities increased from 3.9% to 4.3% and the overall gross yield including equities was 5.2% compared with 4.8% last year. Net investment income including borrowing costs, foreign exchange gains and losses and investment expenses increased from $519 million to $718 million. The gross and net investment income included realised and unrealised gains on equities of $129 million before tax compared with gains of $101 million before tax last year. Due to our concerns about the high level of equity markets, we locked in a substantial portion of our equity gains in August and September through the use of derivatives.

At 31 December 2005 we held listed equities at 3.7% of total investments and cash. Our equity portfolio, which was substantially protected by derivatives, was invested 54% in Australia, 37% in the UK, 2% in the US and 7% in portfolios in other countries. Our cash and fixed interest portfolios have an average maturity of 0.6 years with only one small portfolio in a recent acquisition having an investment maturity over three years. We expect the duration to increase in 2006 as interest rate cycles reach their peak.

The strong cash flow and recent acquisitions have resulted in a 17% increase in net invested funds from $13.2 billion at 31 December 2004 to $15.5 billion at 31 December 2005. We continue to maintain a policy of matching liabilities with assets of the same currency where practical and matching all "tradable" overseas shareholders' funds back into Australian dollars. The nature of our business is such that we will have slight mismatches from time to time which, for 2005, has resulted in a small exchange gain of $3 million compared with a gain of $51 million last year. The gain in 2004 arose principally due to adjustments on transition to AIFRS, which are explained in note 2 to the financial statements.

Our low risk absolute return strategy remains in place. In the current environment this means a relatively short duration fixed income portfolio and for equities, which are held mainly to support our shareholders' funds, gradually rebuilding our portfolio on a selective basis.

The rise in US interest rates over the past 12 months, the substantial increase in investment funds in 2005 and our expectation of continued strong cash flow create a positive outlook

Approximately 99% of investments held by the Group are highly liquid.



"The Reservoir Centennial Park" 1988-89, Queensland Art Gallery

for investment income in 2006. We expect interest rates to increase slightly in the US and there are reasonable indications that some equity markets will continue to rise, albeit at a much lower rate than 2005. Our comprehensive investment model, which enables us to review the implications of numerous investment scenarios and asset allocations, has been a valuable tool for actively managing our investment portfolio.

Our key objectives for 2006 are to:

- achieve or outperform our absolute return targets for 2006;
- maintain tight control over the risk profile of our investment portfolio;
- continue investing in our people and our systems; and
- contain costs as a percentage of funds under management to internationally competitive levels.

Our investment team has excelled in 2005 with a substantial outperformance on financial targets and internal benchmarks. I appreciate the enormous support that I received from my team during the past year.

Mark ten Hove

TOTAL INVESTMENTS AND CASH

AS AT	31 DECEMBER 2005		31 DECEMBER 2004	
	$M	%	$M	%
Cash	1,061	6.0	1,121	7.5
Short term money	8,292	47.1	5,482	36.6
Fixed interest securities and other	7,537	42.9	6,957	46.5
Equities	674	3.8	1,383	9.2
Investment properties	33	0.2	32	0.2
Total investments and cash	17,597	100.0	14,975	100.0

CURRENCY MIX

MARKET VALUE OF EQUITIES	2005 %	2004 %	MARKET VALUE OF TOTAL INVESTMENTS AND CASH	2005 %	2004 %
Australian dollar	53.8	36.7	Australian dollar	30.2	28.0
US dollar	2.2	22.8	US dollar	23.3	25.5
Sterling	37.1	28.2	Sterling	33.8	34.1
Other	6.9	12.3	Other	12.7	12.4

Shareholder information

QBE is incorporated in Australia, is listed on the Australian Stock Exchange ("ASX") and trades under the code "QBE".

Annual General Meeting ("AGM")
11:00am Friday, 7 April 2006
The Westin Hotel, 1 Martin Place
Sydney NSW Australia

Voting rights of ordinary shares
The constitution provides for votes to be cast:

- on a show of hands, one vote for each shareholder; and
- on a poll, one vote for each fully paid ordinary share.

Shareholder information and enquiries
Most enquiries and correspondence regarding shareholdings can be directed to QBE's share registrar:

Link Market Services Limited
(formerly ASX Perpetual Registrars Limited)
Locked Bag A14
Sydney South NSW 1235 Australia

Level 12, 680 George Street
Sydney NSW 2000 Australia

Telephone: +61 2 8280 7158
Facsimile: +61 2 9287 0303
Internet: www.linkmarketservices.com.au
Email: registrars@linkmarketservices.com.au

Please quote your Securityholder Reference Number ("SRN") and provide details of your previous address for security purposes.

If you are broker sponsored, queries relating to incorrect registrations and changes to name and/or address can only be processed by your stockbroker. Link Market Services ("Link") cannot assist you with these changes. Please quote your Holder Identification Number ("HIN").

Relevant interests register
Orient Capital Pty Limited of 20 Bridge Street, Sydney NSW 2000, Australia maintains QBE's register of information about relevant interests. The register contains any responses from custodians on and after 1 January 2005 to searches relating to the beneficial ownership of QBE's shares. Shareholders and other parties can telephone Orient Capital on +61 2 9251 2700 or facsimile on +61 2 9251 1299 if they wish to inspect this register.

Shareholding details online
View your shareholdings and update your details online at the Link investor service centre website. You will be asked to provide either your SRN or HIN, your surname and postcode.

You may receive dividend statements, notices of meetings, annual reports and major company announcements electronically by registering your email address at the Link investor service centre website.

Online proxy voting is available through the Link investor service centre website.

Removal from annual report mailing list
If you do not wish to receive a copy of the annual report, please notify Link in writing or visit the Link investor service centre website.

The half yearly results summary to 30 June 2006 will be mailed with the interim dividend. The next annual report for the year ending 31 December 2006 will be distributed in March 2007. QBE does not produce a concise financial report.

Tax File Number ("TFN"), Australian Business Number ("ABN") or exemption
You can confirm whether you have lodged your TFN, ABN or exemption by visiting the Link investor service centre website. If you choose not to lodge these details, QBE is obliged to deduct tax at the highest marginal rate (plus the Medicare levy) from the unfranked portion of dividends paid. Australian shareholders living abroad should advise Link of their resident status as limited exemptions to tax deductions may apply. TFN forms are available from Link or can be downloaded from either the QBE or Link websites.

Dividends
QBE revised the terms of its Dividend Reinvestment Plan ("DRP") and Dividend Election Plan ("DEP") in January 2004. In particular, the revised terms:

- require a minimum shareholding of 100 shares for participation; and
- round the dividend amount up or down to the nearest whole cent and round the number of shares allocated up or down to the nearest whole share, rather than the previous practice of rounding up.

The DRP enables you to apply to subscribe for additional shares. The DEP is a bonus share plan whereby the dividend entitlement is forgone for bonus shares in lieu of the dividend.

Participants may change their election to participate in the DRP and DEP at any time. DRP/DEP election cutoff dates and application forms are available from QBE's website.

QBE encourages shareholders to have cash dividends credited directly to a bank, building society or credit union account in Australia, to eliminate delays in funds clearance and to significantly reduce the risk of loss or theft. A dividend advice confirming the deposit details is either mailed to you or is available online on the payment date.

Unpresented cheques/unclaimed monies
Under the *Unclaimed Moneys Act 1962*, unclaimed dividends must be given to the state treasury. It is very important that shareholders bank outstanding dividend cheques promptly and advise Link immediately of changes of address or bank account details.

Privacy legislation
Chapter 2C of the *Corporations Act 2001* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in QBE's share register. These details must continue to be included in the public register even if you cease to be a security holder. A copy of the privacy policy is available on Link's website.

Registered office
QBE Insurance Group Limited
Level 2, 82 Pitt Street
Sydney NSW 2000 Australia

Telephone: +61 2 9375 4444
Facsimile: +61 2 9235 3166
Internet: www.qbe.com

QBE website
QBE's website provides investors with information about QBE including annual reports, half yearly reports and announcements to the ASX. The website also offers regular QBE share price updates, a calendar of events, a brief history of QBE's dividends, access to standard forms (change of address, direct credit advice and more) and the ability to verify shareholding details.

RECENT QBE DIVIDENDS

DATE PAID	TYPE	RECORD DATE	CENTS PER SHARE	FRANKING %
1 April 1998	interim	11 March 1998	8.0	50
2 October 1998	final	15 September 1998	18.0	50
26 March 1999	interim	5 March 1999	8.5	50
1 October 1999	final	10 September 1999	18.5	50
31 March 2000	interim	10 March 2000	14.0	10
29 September 2000	final	11 September 2000	15.0	35
12 April 2001	final	26 March 2001	16.0	30
28 September 2001	interim	7 September 2001	16.5	25
12 April 2002	final	25 March 2002	13.5	15
3 October 2002	interim	13 September 2002	16.5	12
11 April 2003	final	19 March 2003	18.5	12
25 September 2003	interim	1 September 2003	20.0	15
25 March 2004	final	9 March 2004	22.0	30
20 September 2004	interim	30 August 2004	24.0	50
23 March 2005	final	7 March 2005	30.0	50
16 September 2005	interim	29 August 2005	33.0	50

TOP TWENTY SHAREHOLDERS AS AT 31 JANUARY 2006

NAME OF REGISTERED SHAREHOLDER	NUMBER OF SHARES	% OF TOTAL
JP Morgan Nominees Australia Limited	186,273,193	23.45
Westpac Custodian Nominees Limited	140,798,739	17.73
National Nominees Limited	115,624,018	14.56
ANZ Nominees Limited	64,062,596	8.07
Citicorp Nominees Pty Limited	44,115,317	5.56
Cogent Nominees Pty Limited	22,058,546	2.78
Queensland Investment Corporation (c/- National Nominees Limited)	15,994,253	2.01
HSBC Custody Nominees (Australia) Limited	9,997,765	1.26
AMP Life Limited	9,834,781	1.24
Westpac Financial Services Limited	7,306,872	0.92
UBS Nominees Pty Ltd	3,979,243	0.50
RBC Dexia Investor Services Australia Nominees Pty Limited	3,475,564	0.44
Victorian WorkCover Authority (c/- National Nominees Limited)	3,401,763	0.43
IAG Nominees Pty Limited	3,032,504	0.38
Suncorp Custodian Services Pty Limited	2,869,268	0.36
Australian Foundation Investment Company Limited	2,459,487	0.31
Perpetual Trustee Company Limited	2,284,048	0.29
Transport Accident Commission (c/- National Nominees Limited)	1,898,105	0.24
Choiseul Investments Limited	1,636,235	0.21
UBS Wealth Management Australia Nominees Pty Limited	1,487,588	0.19
TOTAL	**642,589,885**	**80.93**

QBE SUBSTANTIAL SHAREHOLDERS AS AT 31 JANUARY 2006

NAME	NUMBER OF SHARES[1]	% OF TOTAL[1]	DATE OF NOTICE
UBS Nominees Pty Ltd and its related bodies corporate	71,138,018	9.15	21 December 2005
The Capital Group Companies Inc	61,499,274	7.91	22 December 2005
AXA Asia Pacific Holdings Limited	40,795,608	5.25	9 December 2005
Barclays Global Investors Australia Limited	38,779,454	5.04	27 July 2005

(1) % of total at date of notice.

DISTRIBUTION OF SHAREHOLDERS AND SHAREHOLDINGS AS AT 31 JANUARY 2006

SIZE OF HOLDING	NUMBER OF SHAREHOLDERS	%	NUMBER OF SHARES	%
1-1,000	19,927	47.79	10,380,803	1.31
1,001-5,000	17,747	42.56	39,398,029	4.96
5,001-10,000	2,352	5.64	16,537,855	2.08
10,001-100,000	1,499	3.60	36,010,464	4.54
100,001 or more	171	0.41	691,684,543	87.11
TOTAL	**41,696**	**100.00**	**794,011,694**	**100.00**

SHAREHOLDINGS OF LESS THAN A MARKETABLE PARCEL AS AT 31 JANUARY 2006

	NUMBER OF SHAREHOLDERS	%	NUMBER OF SHARES	%
Holdings of 26 or less shares	614	1.47	7,843	0.00

Financial calendar and ASX announcements

FINANCIAL CALENDAR

2006	
23 February	Profit and dividend announcement for the year ended 31 December 2005
	Annual report available on website
6 March	Shares begin trading ex-dividend
7 March	Annual report posted to shareholders with notice of AGM and proxy form
10 March	Record date for determining shareholders' entitlement to 2005 final dividend payment
29 March	2005 final dividend paid
7 April	Annual General Meeting
30 June	Half year end
16 August*	Profit and dividend announcement for the half year ending 30 June 2006
23 August*	Shares begin trading ex-dividend
29 August*	Record date for determining shareholders' entitlement to 2006 interim dividend payment
14 September*	2006 interim dividend paid
31 December	Year end

* Dates to be confirmed

QBE ANNOUNCEMENTS TO THE ASX

	2005
Announced further exercise of options on achievement of performance hurdles in respect of a 2004 acquisition	21 December
Announced appointment of Isabel Hudson to QBE's board of directors	4 November
Announced acquisition of specialist marine insurer, British Marine Holdings Limited	27 September
Confirmed that QBE's exposure to Hurricane Katrina is within the Group's substantial allowance for large losses and catastrophes	6 September
Announced record half year profit and interim dividend	17 August
Announced acquisition of the UK underwriting agency, MiniBus Plus	16 August
Announced acquisition of US insurance company, National Farmers Union Property and Casualty Company	28 July
Issued statement in response to London terrorist attacks	8 July
Announced changes to structure of senior executive team	2 May
2005 AGM	8 April
Announced acquisitions in Latin America and Europe	1 March
Announced a record 2004 profit and increased dividend	24 February
Announced further conversion of QBE LYONs securities into ordinary shares of the company. Subsequent conversions announced 16 February, 18 February, 25 February, 23 March, 24 March, 3 May, 23 June, 20 July, 19 September and 23 December	4 February
Announced exercise of options issued to a third party as part of the consideration for the acquisition of insurance agency distribution businesses in Australia	14 January

Board of directors



John Cloney, Len Bleasel AM, The Hon Nick Greiner AC, Isabel Hudson, Belinda Hutchinson, Charles Irby, Irene Lee and Frank O'Halloran

John Cloney

ANZIIF, FAIM, FAICD, AGE 65
CHAIRMAN

Mr Cloney joined QBE as managing director in 1981. He retired in January 1998, at which time he became a non-executive director. He was appointed deputy chairman in April 1998 and chairman in October 1998. He is chairman of the chairman's and funding committees, and a member of the investment and remuneration committees. Mr Cloney is a director of Boral Limited, Maple-Brown Abbott Limited and Patrick Corporation Limited. He is chairman of the Create Foundation, a member of the ABN AMRO advisory council and a trustee of the Sydney Cricket & Sports Ground Trust.

Len Bleasel AM

FAIM, FAICD, AGE 63

Mr Bleasel was appointed an independent non-executive director of QBE in January 2001. He is chairman of the remuneration committee and a member of the audit committee. Mr Bleasel is chairman of Scopenergy Limited. He is also chairman of the Zoological Parks Board of NSW, a member of the ABN AMRO advisory council and is on the advisory boards of various charities.

The Hon Nick Greiner AC

BEc, MBA, AGE 58

Mr Greiner was appointed an independent non-executive director of QBE in September 1992. He is a member of the audit, chairman's, funding and remuneration committees. He is chairman of Bradken Limited and Bilfinger Berger Australia, deputy chairman of Stockland Trust Group and a director of McGuigan Simeon Wines Limited. He is a trustee of the Sydney Theatre Company and a director of South Sydney Rugby League Club.

Isabel Hudson

MA, FCII, AGE 46

Ms Hudson is based in the UK and was appointed an independent non-executive director of QBE in November 2005. She is a member of the audit and remuneration committees. Ms Hudson is a non-executive director of Fineos Corporation Limited. She is a member of the committee of Scope, a UK charity.

Belinda Hutchinson

BEc, FCA, AGE 52

Ms Hutchinson was appointed an independent non-executive director of QBE in September 1997. She is chairman of the investment committee and a member of the audit and funding committees. She is president of the State Library of NSW Council and a director of Coles Myer Ltd, St Vincent's & Mater Health Sydney Limited and Telstra Corporation Limited. Ms Hutchinson is a consultant to Macquarie Bank.

Charles Irby

FCA (ENGLAND & WALES), AGE 60

Mr Irby is based in the UK and was appointed an independent non-executive director of QBE in June 2001. He is a member of the investment committee and chairman of the European operations' audit committee. He is chairman of Aberdeen Asset Management plc and a director of Great Portland Estates plc and North Atlantic Smaller Companies Investment Trust plc. Mr Irby is also a trustee and governor of King Edward VII's Hospital Sister Agnes.

Irene Lee

BA, BARRISTER-AT-LAW, AGE 52

Ms Lee was appointed an independent non-executive director of QBE in May 2002. She is chairman of the audit committee and a member of the funding and investment committees. Ms Lee is a director of Mariner Financial Limited, Record Investments Limited, Ten Network Holdings Limited and ING Bank (Australia) Limited. She is a member of the Takeovers Panel, the advisory council of JP Morgan Australia and the executive council of the UTS Faculty of Business. Ms Lee is also a trustee of the Art Gallery of New South Wales.

Frank O'Halloran

FCA, AGE 59
CHIEF EXECUTIVE OFFICER

Mr O'Halloran was appointed chief executive officer in January 1998 and is a member of the chairman's, funding and investment committees. He joined QBE in 1976 as Group financial controller. He was appointed chief financial officer in 1982, joined the board as director of finance from 1987 to 1994 and was director of operations from 1994 to 1997. He has had extensive experience in professional accountancy for 14 years and insurance management for over 29 years.

This statement aims to disclose as clearly and objectively as possible QBE's corporate governance standards and practices so that they can be readily understood by our shareholders, policyholders and other stakeholders. QBE also continues to focus on other equally important issues such as the strength of its outstanding claims provision, the quality of its reinsurers and the depth of its culture of honesty, integrity and business acumen.

BOARD OF DIRECTORS

Directors are selected to achieve a broad range of skills, experience and expertise complementary to the Group's activities. These details for individual directors are included on page 39 and can also be found on the QBE website. The board comprises eight directors being the chairman, the chief executive officer and six independent non-executive directors, using the "independence" definition of the ASX Corporate Governance Council. Applying this definition, the board has determined that a non-executive director's relationship with QBE as a professional adviser, consultant, supplier, customer or otherwise is not material unless amounts paid under that relationship exceed 1% of the Group's revenue or expenses.

A majority of the board is independent, being six out of eight directors. The roles of chairman and chief executive are not exercised by the same individual.

As a general guide, the board has agreed that a non-executive director's term should be approximately 10 years. The board considers that a mandatory limit on tenure would deprive the Group of valuable and relevant corporate experience in the complex world of international general insurance and reinsurance. Although The Hon NF Greiner AC has been a non-executive director for more than 10 years, the other directors believe that he remains independent of management and continues to demonstrate independent judgment in decision making.



The chairman has 50 years involvement in the insurance industry, including over 16 years as managing director of QBE until he retired in January 1998. He became chairman in October 1998. The chairman's former executive capacity with QBE has been fully disclosed to shareholders, who re-elected him as a director by an overwhelming majority at the 2003 AGM. QBE's other directors consider that the chairman exercises independent judgment. Further, they believe it is in shareholders' and policyholders' interests to retain his wealth of experience and have resolved that he should continue in that role. However, the chairman is not considered to be an "independent" director as recommended by the ASX Corporate Governance Council because there was less than a three year period between him acting as managing director and being appointed chairman.

The chairman oversees the performance of the board, its committees and each director. The board review procedure involves a periodic assessment of the entire board, with the review of each director comprising a combination of written questions and answers covering areas concerned and interviews with each director. The chairman reports the overall result to the board as a whole and it is discussed by all directors. This review procedure is a precursor to other directors determining whether to support, via the notice of meeting, a non-executive director for re-election at an AGM.

QBE's constitution provides that no director except the chief executive officer shall hold office for a continuous period in excess of three years or past the third annual general meeting following a director's appointment, whichever is the longer, without submission for re-election at the next AGM. Under QBE's constitution, there is no maximum fixed term or retirement age for non-executive directors.

Directors advise the board on an ongoing basis of any interest they have that they believe could conflict with QBE's interests. If a potential conflict does arise, either the director concerned may choose not to, or the board may decide he or she should not, receive documents or take part in board discussions whilst the matter is being considered.

Under QBE's constitution, management of the Group is vested in the board. In particular, the board:

- oversees corporate governance;
- selects and supervises the chief executive officer;
- provides direction to management;
- approves the strategies and major policies of the Group;
- monitors the achievement of strategies and policies;
- monitors performance against plan;
- considers regulatory compliance; and
- reviews human resources (including succession planning), information technology and other resources.

"The directors" 1977, Art Gallery of Western Australia



The board ensures it has the information it requires to be effective including, where necessary, external professional advice. A non-executive director may seek such advice at the company's cost with the consent of the chairman. All directors would receive a copy of such advice. Non-executive directors may attend relevant external training courses at QBE's cost with the consent of the chairman.

Strategic issues and management's detailed budgets and three year business plans are reviewed at least annually by the board. The board receives updated forecasts during the year. Visits by non-executive directors to the Group's offices in key locations are encouraged. To help the board to maintain its understanding of the business and to effectively assess management, directors have regular presentations by the divisional chief executive officers and other senior managers of the various divisions on topics including budgets, three year business plans and operating performance, and have contact with senior employees at numerous times and in various forums during the year. The board meets regularly in Australia and at least once a year overseas. Each meeting normally considers reports from the chief executive officer and chief financial officer together with other relevant reports. The board regularly meets in the absence of management. The chairman and chief executive officer in particular, and board members in general, have substantial contact outside board and committee meetings.

COMMITTEES

The board is supported by several committees which meet regularly to consider the audit process, investments, remuneration and other matters. The main committees of the board are the audit committee, the investment committee and the remuneration committee. These committees operate under a written charter approved by the board. Any non-executive director may attend a committee meeting. The committees have direct and unlimited access to QBE's senior managers during their meetings and may consult external advisers when necessary at QBE's cost, including requiring their attendance at committee meetings. Committee membership is reviewed regularly.

In addition, the board has established a chairman's committee, comprising the chairman, a non-executive director, currently The Hon NF Greiner AC, and the chief executive officer, and a funding committee, comprising the chairman, The Hon NF Greiner AC, Ms BJ Hutchinson, Ms IYL Lee and the chief executive officer. These committees meet as required, including to deal with such matters as are referred by the board from time to time.

The board regularly discusses its composition and is involved in the selection of new members. All directors are members of the nomination committee. External consultants may be engaged where necessary to search for prospective board members. The board has adopted non-executive director nomination guidelines. As a relatively small board of eight directors (including the chief executive officer), the directors believe that this is an efficient mechanism for dealing with this issue.

Details of directors' attendance at board and committee meetings are outlined in the table of meeting attendance set out in the directors' report on page 49. A report on each committee's last meeting is provided to the next board meeting. The company secretary acts as secretary to all committees.

Audit committee

The membership of the audit committee may only comprise non-executive directors. The audit committee normally meets four times a year. The chairman must be a non-executive director who is not the chairman of the board. The current members are Ms IYL Lee (chairman), Mr LF Bleasel AM, The Hon NF Greiner AC, Ms IF Hudson and Ms BJ Hutchinson.

The role of the audit committee is to oversee the integrity of QBE's financial reporting process. This includes review of:

- the quality of financial reporting to the Australian Securities and Investments Commission ("ASIC"), ASX and shareholders;
- the consolidated entity's accounting policies, practices and disclosures; and
- the scope and outcome of external and internal audits.

The audit committee's responsibilities include the financial statements (including items such as the outstanding claims provision, reinsurance recoveries and income tax), external and internal audit, risk management, internal controls, compliance other than regulatory compliance and significant changes in accounting policies.

The chairman of the board, other non-executive directors and the Group actuary normally attend audit committee meetings which consider the 30 June and 31 December financial reports. Meetings of the audit committee normally include, by invitation, the chief executive officer, the chief financial officer, the chief risk officer, the Group internal audit manager and the external auditor. On occasion, other relevant senior managers also attend.

The audit committee has direct and unlimited access to the external auditor. The external auditor, the Group internal audit manager and the Group actuary have direct and unlimited access to the audit committee.

The chief executive officer and chief financial officer provide the board with certificates in relation to the financial reports and risk management as recommended by the ASX Corporate Governance Council and as required by the *Corporations Act 2001*.

External auditor independence

QBE firmly believes that the external auditor must be, and must be seen to be, independent. The external auditor confirms its independence in relation to the 30 June and 31 December financial reports and the audit committee confirms this by separate enquiry. The audit committee has contact with the external auditor in the absence of management in relation to the 30 June and 31 December financial reports and otherwise as required. The external auditor normally confers with the audit committee in the absence of management as part of each meeting.

QBE has issued an internal guideline on external auditor independence. Under this guideline, the external auditor is not allowed to provide the excluded services of preparing accounting records, financial reports or asset or liability valuations.

Furthermore, it cannot act in a management capacity, as a custodian of assets or as share registrar. The board believes some non-audit services are appropriate given the external auditor's knowledge of the Group. QBE may engage the external auditor for non-audit services other than excluded services subject to the general principle that fees for non-audit services should not exceed 30% of all fees paid to the external auditor in any one financial year. External tax services are generally provided by an accounting firm other than the external auditor.

The external auditor has been QBE's auditor for many years. As a diverse international group, QBE requires the services of one of a limited number of international accounting firms to act as auditor. It is the practice of QBE to review from time to time the role of the external auditor. The *Corporations Act 2001*, Australian professional auditing standards and the external auditor's own policy deal with rotation and require rotation of the lead engagement partner after five years. In accordance with such policy, the lead engagement partner of the external auditor rotated in 2004.

Investment committee

The membership of the investment committee comprises four non-executive directors and one executive director. The investment committee normally meets three times a year. The chairman must be a non-executive director who is not the chairman of the board. The current members are Ms BJ Hutchinson (chairman), Mr EJ Cloney, Mr CLA Irby, Ms IYL Lee and Mr FM O'Halloran. Meetings of the investment committee normally include, by invitation, the Group general manager, investments and the chief financial officer.

The role of the investment committee is to oversee QBE's investment activities. This includes review of:

- investment objectives and strategy;
- investment risk management;
- currency, equity and fixed interest exposure limits;
- credit exposure limits with financial counterparties; and
- Group treasury.

The investment committee's responsibilities include review of economic and investment conditions as they relate to QBE, approval of management's recommended investment strategy and review of investment performance, including the performance of QBE's defined benefit superannuation funds.

Remuneration committee

The membership of the remuneration committee may only comprise non-executive directors. The remuneration committee normally meets four times a year. The chairman must be a non-executive director who is not the chairman of the board. The current members are Mr LF Bleasel AM (chairman), Mr EJ Cloney, The Hon NF Greiner AC and Ms IF Hudson. Meetings of the remuneration committee normally include, by invitation, the chief executive officer and the Group general manager, human resources.

The role of the remuneration committee is to oversee QBE's general remuneration practices. The remuneration committee's responsibilities include:

- recommendation of the total remuneration cost ("TRC") of the chief executive officer and approval of the TRC of other members of the Group executive;
- review and approval of short and long term incentives such as equity based plans;
- review of superannuation;
- review of performance measurement criteria and other major human resource practices;
- review of personal development plans for the Group executive and other senior positions; and
- recommendations on non-executive director remuneration.

QBE has operations and staff in 41 countries with differing laws and customs. QBE's remuneration policy therefore needs to reflect the fact that QBE is a global organisation, whilst also taking into account local remuneration levels and practices.

Details of remuneration

Details of remuneration of employees and non-executive directors, including employee entitlements under the Employee Share and Option Plan and Long Term Incentive ("LTI") arrangements are included in the remuneration report on pages 51 to 57 and in notes 27 and 28 to the financial statements.

RISK MANAGEMENT

QBE's core business is the underwriting of risk. The Group's successful performance over many years clearly establishes its substantial risk management credentials.

Diversification is used as a tool to reduce the Group's overall insurance risk profile by spreading exposures, thereby reducing the volatility of results. QBE's approach is to diversify insurance risk, both by product and geographically. Product diversification is achieved through a strategy of developing strong underwriting skills in a wide variety of classes of business. A combination of core and specialty products under the control of proven employees skilled in such products allows QBE to lead underwrite in many of the markets in which we operate. Geographic diversification is achieved by operating in 41 countries.

QBE has a global risk management framework that defines the risks that QBE is in business to accept and those that we are not, together with the key risks that QBE needs to manage and the framework and standards of control that are needed to manage those risks.

The foundation of our risk management is the obligation and desire to manage our future and create wealth for our shareholders by maximising profitable opportunities through:

- adequate pricing of risk;
- avoiding unwelcome surprises by reducing uncertainty and volatility, such as by controlling aggregate exposures and maintaining sound reinsurance arrangements;
- optimising risk and more effectively allocating capital and resources by assessing the balance of risk and reward;
- achieving competitive advantage through better understanding of the risk environment in which we operate;
- complying with laws and internal procedures; and
- improving resilience to external events.

The Group has established internal controls to manage risk in the key areas of exposure relevant to its business. The broad risk categories are insurance risk, acquisition risk, operational risk and funds management and treasury risk. Internal controls and systems are designed to provide reasonable assurance that the assets of the Group are safeguarded, insurance and investment exposures are within desired limits, reinsurance protections are adequate, counterparties are subject to security assessment and foreign exchange exposures are within predetermined guidelines. The board approves annually a comprehensive risk management strategy ("RMS") and reinsurance management strategy ("REMS"), both of which are lodged with the Australian Prudential Regulation Authority ("APRA"). The RMS deals with all areas of significant business risk to the Group. The REMS covers topics such as the Group's risk tolerance and the Group's strategy in respect of the selection, approval and monitoring of all reinsurance arrangements. The Group security committee assesses reinsurer counterparty security. This management committee normally meets four times a year and holds special meetings as required.

While the RMS and REMS are approved by the board, QBE believes that managing risk is the responsibility of the business units and that all staff need to understand and actively manage risk. The business units are supported by compliance teams and by Group senior management. Information is provided on pages 14 and 15 of the annual report and in notes 4 and 5 to the financial statements.

Internal audit

A global internal audit function is critical to the risk management process. QBE's internal audit function reports to senior management and the audit committee on the monitoring of the Group's worldwide operations. Internal audit provides independent assurance that the design and operation of the controls across the Group are effective. The internal audit function operates under a written charter from the audit committee. Other governing documents include a reporting protocol, internal audit manual, internal audit rating system, internal audit opinion levels and internal audit timetables. A risk based internal audit approach is used so that higher risk activities are reviewed more frequently. The Group's internal audit teams work together with the external auditor to provide a wide audit scope.

Delegated authorities

QBE has operated under an extensive written system of delegated authorities for many years. In particular, a written delegated authority with specified limits is approved by the board each year to enable the chief executive officer to conduct the Group's business in accordance with detailed budgets and business plans. This authority deals with topics such as underwriting, reinsurance protection, claims, investments, acquisitions and expenses. The chief executive officer delegates his authority to management throughout the Group on a selective basis taking into account expertise and past performance. Compliance with delegated authorities is closely monitored by management and adjusted as required for actual performance, market conditions and otherwise. Management and the Group's internal audit teams review compliance with delegated authorities and any breach can lead to disciplinary procedures, including dismissal in serious cases.

Actuarial review

It is a longstanding practice of the directors to ensure that most of the Group's insurance liabilities are assessed by actuaries. The Group's outstanding claims provision is reviewed by experienced internal actuarial staff. The Group actuary is based in head office and there are over 90 actuarial staff who are involved in forming their own view, separate from management, of the central estimate and the probability of adequacy of the outstanding claims provision and premium liabilities, premium rates and related matters. Over 90% of QBE's outstanding claims provision is also reviewed by external actuaries at least annually. The external actuaries are from organisations which are not associated with the external auditor.

Insurance and other regulation

General insurance and, to a lesser extent, reinsurance are heavily regulated industries. In addition to the Group's accounting, legal, tax and other professional teams, each division has compliance personnel and there is a Group risk and compliance manager based in head office. In Australia, regulators include ASIC, the Australian Competition and Consumer Commission, APRA, the Australian Privacy Commissioner and relevant state authorities for compulsory third party motor insurance and workers' compensation insurance. These regulatory bodies enforce laws which deal with a range of issues, including capital requirements and consumer protection. Similar local laws and regulations apply to the Group's operations outside Australia.

COMMUNICATION AND GUIDELINES

Continuous disclosure

ASX Listing Rule 3.1 requires QBE to inform the ASX immediately once QBE is or becomes aware of any information concerning it that a reasonable person would expect to have a material effect on the price or value of QBE's shares. Procedures are in place to ensure that items which potentially require announcement to the ASX are promptly notified to head office for assessment and released as required. The chief executive officer is responsible for authorising the release of market announcements. All market announcements are posted promptly to the Group's website.

QBE takes the spirit of its continuous disclosure obligations very seriously and issues frequent market announcements during the year to satisfy those obligations. A list of the material announcements made since 1 January 2005 is included on page 38.

Communication with shareholders

QBE distributes an annual report to all shareholders except those who elect not to receive it. QBE also produces a half year report, with a summary sent to all shareholders except those who elect not to receive it. Both reports are available on the QBE website. The website also contains historical and other details on

the Group. Shareholders can discuss their shareholding with either the shareholder services department or the share registrar, both located in Sydney.

The AGM is held in Sydney each year, usually in April. Shareholders are encouraged to attend the AGM in person or by proxy. Most resolutions in the notice of meeting have explanatory notes. During the AGM, shareholders may ask questions of either the chairman or the external auditor.

Communications with analysts, investors, media and others
The chief executive officer, chief financial officer and chief risk officer generally deal with analysts, investors, media and others, taking account of regulatory guidelines including those issued by the ASX on continuous disclosure. The presentations on the 30 June and 31 December results and other major presentations are sent to the ASX before the presentations commence and are available promptly on the Group's website. The 30 June and 31 December presentations are also generally webcast. The chief executive officers of QBE's operating divisions and other senior employees may have contact with analysts, investors, media and others as required.

Share trading guidelines
The company has guidelines for directors and senior Group executives relating to the purchase and sale of securities of the company. These are in addition to the insider trading provisions of the *Corporations Act 2001*. In particular, the guidelines state that directors and senior Group executives should:

- never actively trade the company's securities; and
- notify any intended transaction to nominated people within the Group.

The guidelines identify set periods during which directors or senior Group executives may buy or sell the company's securities, being three to 30 days after each of the release of the company's half year results, the release of the company's annual report and the date of the AGM, and also three days after the issue of any prospectus until the closing date. Any QBE share dealings by directors are promptly notified to the ASX.

Other Group guidelines
The Group has adopted a code of conduct for Australian operations, Group head office and Group investment division, which forms the basis for the manner in which these employees perform their work. The code of conduct requires that business be carried out in an open and honest manner with our customers, shareholders, employees, regulatory bodies, outside suppliers, intermediaries and the community at large. The code also deals with confidentiality, conflicts of interest and related matters. The non-executive directors have adopted a code of conduct for themselves which is substantially the same as the code above.

Other divisions have or are developing codes of conduct based on the Group code above, with some differences to allow for the requirements of the particular country or countries in which the division operates.

There are other Group policies covering anti-discrimination, employment, harassment, QBE essential behaviours, health and safety, privacy, whistle-blowing and many other business practices. These policies are underpinned by the Group's vision and values statements. The vision and values statements form part of the induction information given to new employees. One of the core values of the Group is integrity.

QBE in Australia has adopted the general insurance code of practice, a self-regulated code developed by the Insurance Council of Australia ("ICA") relating to the provision of products and services to customers of the general insurance industry of Australia. A revised code commences in July 2006.

QBE in Australia is a member of the Insurance Ombudsman Service, an ASIC approved external dispute resolution body for insurance disputes between consumers and insurers. Similar insurance practice and privacy rules apply to the Group in certain other countries outside Australia.

Details of indemnification and insurance arrangements are included in the directors' report on page 48.

The following documents are available in the corporate governance area of QBE's website or on request from the company secretary:

- board charter;
- audit, investment and remuneration committee charters;
- non-executive director nomination guidelines;
- code of conduct for non-executive directors;
- code of conduct for Australian operations, Group head office and Group investment division;
- guidelines for dealing in securities of QBE Insurance Group Limited or other companies by directors and senior Group executives;
- continuous disclosure guidelines; and
- shareholder communication guidelines.

Environmental issues
QBE is a corporation involved in an industry that seeks to play an important role, in conjunction with governments, individuals and organisations, in managing and reducing environmental risk. In an initiative to collaborate with the United Nations environment programme, QBE, together with a number of other major international insurers, is a signatory to a statement of environmental commitment by the insurance industry.

Your directors present their report on the consolidated entity consisting of QBE Insurance Group Limited and the entities it controlled at the end of or during the year ended 31 December 2005.

DIRECTORS

The following directors held office during the whole of the financial year and up to the date of this report:

EJ Cloney (chairman)
LF Bleasel AM
The Hon NF Greiner AC
BJ Hutchinson
CLA Irby
IYL Lee
FM O'Halloran

Mr CP Curran AO retired on 8 April 2005. Ms IF Hudson was appointed as a director on 4 November 2005.
At the forthcoming AGM, Mr Cloney, Ms Hutchinson and Ms Lee will retire by rotation and offer themselves for re-election.
Ms Hudson retires in accordance with article 74 of the company's constitution and offers herself for re-election.

Details of the directors and their qualifications are provided on page 39.

CONSOLIDATED RESULTS

	2005 $M	2004 $M
Revenue		
Premium revenue	**9,171**	8,571
Other revenue	**2,946**	1,771
Net fair value gains on financial assets	**216**	88
Realised gain on sale of controlled entities	**11**	–
Investment income – ABC financial assets pledged for funds at Lloyd's	**84**	40
	12,428	10,470
Expenses		
Outward reinsurance premium expense	**1,785**	1,790
Gross claims incurred	**6,744**	5,327
Other expenses	**2,179**	2,061
Expenses – ABC securities for funds at Lloyd's	**101**	83
Finance costs	**96**	94
Profit before income tax	**1,523**	1,115
Income tax expense	**425**	251
Profit after income tax	**1,098**	864
Net profit attributable to minority interest	**7**	7
Net profit after income tax attributable to members of the company	**1,091**	857

AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Adjustments as a result of the adoption of Australian equivalents to International Financial Reporting Standards ("AIFRS") reduced shareholders' funds at 31 December 2004 by $388 million to $4,032 million. Adjustments as a result of the adoption of AIFRS increased 2004 net profit after income tax from $820 million to $857 million. Details are provided in note 2 to the financial statements.

SHAREHOLDERS' FUNDS

Shareholders' funds increased during the year by 26% to $5,093 million at 31 December 2005. The number of shares advised to the Australian Stock Exchange increased from 745 million to 794 million mainly due to the reinvestment of dividends and the conversion of hybrid securities.

PROFIT

The directors are pleased to announce an increase of 27% in net profit after income tax to $1,091 million for the year ended 31 December 2005 compared with $857 million last year, despite significant net claims from large catastrophes. The significant increase in profit reflects the benefit of premium growth from acquisitions, the Group's geographic and product diversification, conservative reinsurance protections and improved investment yields.

DIVIDENDS

The directors are also pleased to announce a final dividend of 38.0 cents per share, 50% franked, for the year ended 31 December 2005. The total dividend for 2005 is 71.0 cents per share compared with 54.0 cents per share for the year ended 31 December 2004. The final dividend payout, including shares issued under the dividend reinvestment and election plans, will be $302 million compared with $228 million last year. The directors suspended the discount of 2.5% on the Dividend Reinvestment and Dividend Election Plans in August 2005. The franking account balance on a tax paid basis, after taking into account the final dividend franked at 50%, will be a surplus of $148 million.

ACTIVITIES

The principal activities of the company and its controlled entities during the year were underwriting general insurance and reinsurance risks, management of Lloyd's syndicates and investment management.

REVIEW OF OPERATIONS

Gross earned premium was $9,171 million, up 7% from last year. Premium growth has been assisted by the acquisitions made in the second half of 2004, primarily the acquisition on 30 June 2004 of ING's 50% interest in the QBE Mercantile Mutual joint venture, and a higher retention of business. Net earned premium increased 9% to $7,386 million. Reinsurance costs decreased from 21% to 19% of gross earned premium primarily due to synergies from acquisitions and the restructure in the UK in 2004, partly offset by some additional cost to reinstate covers following the catastrophes.

The ratio of claims, commissions and expenses to net earned premium (combined operating ratio) was 89.1% compared with 91.2% last year. The net claims ratio was 59.9% compared with 61.3% last year. The net claims ratio includes $515 million of large catastrophe claims in 2005 (2004 $320 million). The commission ratio decreased slightly from 17.5% to 16.9%, reflecting a change in the mix of business and the benefits from the acquisition of underwriting agencies in Australia in 2004. The expense ratio was 12.3%, down slightly from 12.4% last year. The reduction reflects further synergies from acquisitions and restructures, partly offset by higher staff incentives for improved results, increased costs of corporate governance and compliance and one-off restructure costs in the UK and Australia.

Australia Pacific Asia Central Europe

Australian general insurance combined operating ratio was 83.6% compared with 89.7% last year. The strong result was achieved from a continued low frequency of claims, savings on prior year outstanding claims provisions and improved customer retention. Net earned premium of $2,015 million was up 14% from the last year, reflecting improved customer retention ratios and the impact of the acquisition of the remaining 50% of the QBE Mercantile Mutual joint venture in 2004. The claims ratio decreased from 61.4% to 56.1%. The commission ratio decreased from 13.8% to 12.7% mainly due to benefits from the acquisition of underwriting agencies in 2004 and the change in the mix of business. The expense ratio increased slightly from 14.5% last year to 14.8% due to one-off expenses relating to the restructure, higher information technology costs, statutory charges and compliance costs.

Pacific Asia Central Europe combined operating ratio was 82.3% compared with 86.4% last year, from the continuous focus on portfolio profitability and the lower frequency of catastrophe claims. Premium growth was affected by the stronger Australian dollar, a slight reduction in overall premium rates and increased competition. Net earned premium increased by 4% to $536 million. The claims ratio decreased from 43.6% to 40.8% reflecting higher premium rates in recent years, improved terms and conditions, the continued focus on underwriting profitability and the lower frequency of claims. The commission ratio increased from 18.1% to 18.7% reflecting a change in the geographic mix of business, and the expense ratio decreased from 24.7% to 22.8%. Expenses benefited from the elimination of duplicate processes in key operations.

European Operations

QBE Insurance (Europe), which includes company operations in the UK, Ireland, France, Spain and Germany reported net earned premium growth of 9% to $1,954 million, primarily due to the inclusion of the Ensign motor business, which was previously written in the Lloyd's division, and the increased participation on that business for 2005. The division produced a combined operating ratio of 90.0% compared with 95.6% last year. The excellent combined operating ratio reflects the low frequency of claims on the majority of portfolios and the relatively small net exposure to the US hurricanes. The net claims ratio was 62.3% compared with 67.3% last year reflecting the low claims frequency as well as the absence of the upgrades for 2001 and prior years that impacted the 2004 result. The commission ratio decreased from 15.5% to 15.3% from a change in the mix of business, and the expense ratio decreased from 12.8% last year to 12.4%. This reflects the synergies from the restructure announced in 2004, partly offset by an increase in the general provision for doubtful debts and provisions for dilapidation and other costs incurred to achieve synergies by consolidating the premises in the UK.

Lloyd's division combined operating ratio was 94.5% compared with 91.6% last year, reflecting the material impact of catastrophe losses during the year. Net earned premium increased 1% to $1,743 million primarily due to the transfer of the Ensign business to QBE Insurance (Europe), slightly lower overall premium rates and increased competition. The claims ratio increased from 59.3% to 63.6% reflecting the impact of net claims from catastrophe losses partly offset by a lower claims frequency on non-catastrophe exposed classes, in particular syndicate 386. The commission ratio decreased from 21.0% to 20.3% due to a change in the mix of business. The expense ratio decreased from 11.3% last year to 10.6%. Higher incentive costs on increased profits from syndicate 386 and additional property costs associated with the restructure in 2004 were more than offset by increased profit commission from external capital providers to syndicate 386.

the Americas

This division reported net earned premium growth of 10% to $843 million following a slight overall increase in premium rates, a higher retention of business and the impact of the acquisitions in the second half of the year. The combined operating ratio was 92.9% compared with 93.5% last year. The combined operating ratio improved despite 2005 being the worst year on record for catastrophe claims. The net claims ratio increased from 59.3% to 60.0%. The commission ratio decreased from 27.0% last year to 25.5% mainly due to profit and overriding commissions from the proportional reinsurance protections. The expense ratio increased slightly from 7.2% to 7.4% due to the higher expense ratio on acquisitions in the year, higher staff incentives from improved insurance profitability and increased costs of information technology, compliance and risk management.

The provision for **outstanding claims** is determined after consultation with internal and external actuaries. The outstanding claims assessment takes into account the statistical analysis of past claims, allowance for claims incurred but not reported, recoveries and future interest and inflation factors. As in previous years, the directors consider that substantial prudential margins are required in addition to actuarial central estimates to cover uncertainties such as latency claims, changes in interest rates and superimposed inflation. The APRA prudential standards provide that, for our Australian licensed insurers, outstanding claims must be set at a level that provides a probability of at least 75% that the provision for outstanding claims will be adequate to settle claims as they become payable in the future. The directors and management have set an internal target range of 85% to 94% and the directors have satisfied themselves that the probability of adequacy of the Group's outstanding claims provision is at the high end of this range.

Net investment income increased 38% to $718 million, reflecting the higher US interest rates, continued strong cash flow from operations, stronger equity markets and active management of the investment portfolio. The result includes net fair value gains on equities of $129 million ($101 million gain last year) and foreign exchange gains of $3 million ($51 million gain last year principally due to the impact of transition to AIFRS). The gross investment yield before borrowing costs, exchange gains and losses and investment expenses was 5.2% compared with 4.8% last year.

Income tax expense for the period increased from 23% of profit before tax last year to 28%, primarily due to higher profits in Australia, the US and the UK.

GROUP INDEMNITIES

Article 115 of the company's constitution provides that the company indemnifies past and present directors, secretaries or officers against any liability for serving in those capacities for the company or its controlled entities. This indemnity does not apply to any liability (excluding legal costs):

- owed to the company or its controlled entities (e.g. breach of directors' duties);
- for a pecuniary penalty or compensation order under the *Corporations Act 2001*; or
- which did not arise out of conduct in good faith.

The indemnity extends to legal costs other than where:

- an exclusion above applies;
- the person is subject to criminal penalties;
- the person is liable for civil remedies in proceedings brought by either ASIC or a liquidator; or
- the court does not grant relief after an application under the *Corporations Act 2001* that, in relation to civil proceedings, the person acted honestly and having regard to all the circumstances ought fairly to be excused for negligence, default, breach of trust or breach of duty in civil proceedings.

Article 115 was approved at the 2003 AGM.

DIRECTORS' AND OFFICERS' INSURANCE

The consolidated entity pays a premium each year in respect of a contract insuring directors, secretaries, senior managers and employees of the consolidated entity together with any natural person who is a trustee of a superannuation plan established for the benefit of the consolidated entity's employees against liabilities past, present or future. The officers of the consolidated entity covered by the insurance contract include the directors listed on page 46, the secretary, DA Ramsay, and deputy secretaries, NG Drabsch and PE Barnes. Other officers covered by the insurance contract are directors and secretaries of controlled entities who are not also directors and secretaries of the ultimate parent and senior managers of the consolidated entity ("excluded officers").

The functions of the excluded officers are management of insurance related operations, finance, investment and corporate services. In accordance with normal commercial practice, disclosure of the total amount of premium payable under, and the nature of liabilities covered by, the insurance contract is prohibited by a confidentiality clause in the contract.

No such insurance cover has been provided for the benefit of any external auditor of the consolidated entity.

DECLARATIONS BY THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

The chief executive officer and the chief financial officer have provided declarations to the directors stating that the financial records and annual financial statements are in compliance with the *Corporations Act 2001* and applicable accounting standards. Reference is included on page 126 of the financial report.

SIGNIFICANT CHANGES

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

EVENTS SUBSEQUENT TO BALANCE DATE

There is, at the date of this report, no matter or circumstance that has arisen since 31 December 2005 that has significantly affected, or may significantly affect:

- the consolidated entity's operations in future financial years;
- the results of those operations in future financial years; or
- the consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS

Information on likely developments in the consolidated entity's operations in future financial years and the expected results of those operations has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

MEETINGS OF DIRECTORS

	FULL MEETINGS OF DIRECTORS[1]	MEETINGS OF COMMITTEES			
		AUDIT	CHAIRMAN'S	INVESTMENT	REMUNERATION
Number of meetings held	8	4	2	3	4
Number attended					
LF Bleasel AM	8	4	–	–	4
EJ Cloney	8	–	2	2	4
CP Curran AO[2]	2	–	1	1	1
The Hon NF Greiner AC	8	4	–	–	4
IF Hudson[3]	1	–	–	–	–
BJ Hutchinson	8	3	1	3	–
CLA Irby	8	–	–	3	–
IYL Lee	8	4	–	3	–
FM O'Halloran	8	–	2	3	–

(1) Included a five day review meeting in London. In addition, directors attended quarterly meetings for each of the Australian regulated insurance companies.
(2) Mr Curran retired on 8 April 2005.
(3) Ms Hudson was appointed on 4 November 2005.

During the April, June, July, August and September 2005 board meetings, the board also met as the nomination committee to consider issues relevant to the appointment of non-executive directors. In addition, further meetings occurred during the year including meetings of the chairman and chief executive officer, meetings of the directors with management and regulators, and meetings of non-executive directors. From time to time, directors attend meetings of committees of which they are not currently members.

DIRECTORSHIPS OF LISTED COMPANIES HELD BY THE MEMBERS OF THE BOARD

From 1 January 2003 to 31 December 2005 the directors also served as directors of the following listed companies:

	POSITION	DATE APPOINTED	DATE CEASED
LF Bleasel AM			
Foodland Associated Limited	Chairman[1]	11 March 2004	24 November 2005
St George Bank Limited	Director	27 May 1993	16 December 2005
EJ Cloney			
Boral Limited	Director	3 March 1998	–
Patrick Corporation Limited	Director	1 May 2003	–
The Hon NF Greiner AC			
Bradken Limited	Chairman	13 April 2004	–
McGuigan Simeon Wines Limited	Director	11 September 1992	–
Stockland Trust Group	Deputy chairman	1 September 1992	–
BJ Hutchinson			
Coles Myer Ltd	Director	23 September 2005	–
Crane Group Limited	Director	1 September 1997	9 June 2004
TAB Limited	Director	11 July 1997	6 July 2004
Telstra Corporation Limited	Director	16 November 2001	–
CLA Irby			
Aberdeen Asset Management plc	Chairman	1 August 1999	–
Great Portland Estates plc	Director	1 April 2004	–
North Atlantic Smaller Companies Investment Trust plc	Director	10 December 2002	–
IYL Lee			
Beyond International Limited	Director	30 September 1986	25 November 2004
BioTech Capital Limited	Director	14 June 2000	1 July 2004
Mariner Financial Limited	Director	5 September 1985	–
Record Funds Management Limited	Director	14 May 2002	31 August 2005
Record Investments Limited	Director	16 January 2001	–
Ten Network Holdings Limited	Director	13 October 2000	–

(1) Mr Bleasel was appointed as a director of Foodland Associated Limited on 10 April 2002.

QUALIFICATIONS AND EXPERIENCE OF COMPANY SECRETARIES

DA Ramsay LLB, LLM, FANZIIF, FCIS

Mr Ramsay is general counsel and company secretary of QBE Insurance Group Limited. His legal career commenced in March 1986 with Freehills, where he worked in the general commercial and litigation area. In June 1993, he joined QBE as general counsel. Since May 2001 he has acted as general counsel and company secretary for the consolidated entity. He is also a director or secretary of a number of QBE controlled entities and acts as chairman and a trustee respectively of the QBE superannuation plans in Australia and New Zealand.

NG Drabsch FCA, FAICD, FCIS

Mr Drabsch was appointed chief financial officer in 1994 and acts as deputy company secretary of QBE Insurance Group Limited in addition to being a director of a number of QBE controlled entities. He joined QBE in 1991 and was the company secretary for the consolidated entity from 1992 to 2001. Mr Drabsch has over 39 years experience in insurance and reinsurance management, finance and accounting, including 24 years as a practising chartered accountant. He is a member of the Finance & Advisory Committee to the Insurance Council of Australia ("ICA"). He was previously a member of other representative committees for the ICA in relation to the development of Australian accounting standards for general insurance.

PE Barnes FCA

Mr Barnes is deputy company secretary of QBE Insurance Group Limited and company secretary of selected controlled entities in Australia. Mr Barnes has been company secretary of many of QBE's Australian companies since November 1991. He has been responsible for taxation matters in QBE's Australian operations for the past 17 years and was formerly accounting manager in QBE's international division. Prior to joining QBE 18 years ago, Mr Barnes was a manager in the chartered accounting firm Horwath and Horwath. He has for the past 12 years been chairman of the ICA's taxation committee.

DIRECTORS' INTERESTS AND BENEFITS

(A) Ordinary share capital

Directors' interests, including the interests of their personally related entities, in the ordinary share capital of the company at the date of this report are as follows:

DIRECTOR	2005 NUMBER	2004 NUMBER
LF Bleasel AM	**43,403**	42,768
EJ Cloney	**734,917**	720,410
The Hon NF Greiner AC[1]	**55,505**	53,716
IF Hudson	–	–
BJ Hutchinson	**27,446**	27,446
CLA Irby	**15,000**	15,000
IYL Lee	**13,956**	10,467
FM O'Halloran	**1,079,602**	1,160,741

(1) Includes 10,000 warrants to purchase ordinary shares.

(B) Conditional rights and options

At the date of this report, Mr O'Halloran had 138,038 (2004 89,033) conditional rights to ordinary shares of the company and 344,165 (2004 225,578) options over ordinary shares of the company under the Long Term Incentive ("LTI") scheme. Details of the LTI are provided in note 27 to the financial statements.

The names of all persons who currently hold options granted under the Employee Share and Option Plan ("the Plan") and conditional rights are entered in the registers kept by the company pursuant to section 173 of the *Corporations Act 2001* and the registers may be inspected free of charge.

(C) Share loans

At the date of this report, Mr O'Halloran had a non-recourse loan of $4,335,692 (2004 $4,335,692) for the purchase of shares in QBE Insurance Group Limited. Under AIFRS, non-recourse loans and the shares they purchased are derecognised and treated as options.

(D) Related entity interests

Details of directors' and executives' interests with related parties are provided in note 28(D) to the financial statements.

REMUNERATION REPORT

Current regulatory requirements are incorporated into this annual report as set out below.

REQUIREMENT	
Corporations Act 2001	
Remuneration policy	Refer remuneration report
Elements of remuneration for each specified individual	Refer remuneration report
AASB 1046: Director and Executive Disclosures by Disclosing Entities	
Director and executive remuneration disclosures	Refer remuneration report
Director and executive equity instrument disclosures	Refer note 28 to the financial statements
ASX Corporate Governance Council: Principle 9	
Remunerate fairly and responsibly	Refer remuneration report

(A) Details of specified directors and specified executives

During the financial year the specified directors and the executives (other than the chief executive officer) with the greatest authority for strategic direction and management of the consolidated entity ("specified executives") were:

Non-executive directors

EJ Cloney (chairman)
LF Bleasel AM
CP Curran AO (retired 8 April 2005)
The Hon NF Greiner AC
IF Hudson (appointed 4 November 2005)
BJ Hutchinson
CLA Irby
IYL Lee

	POSITION	EMPLOYER	EMPLOYMENT START DATE
Executive director			
FM O'Halloran	Chief executive officer, QBE Insurance Group Limited	QBE Management Services Pty Limited	28 June 1976
Executives[1]			
SP Burns[2]	Chief executive officer, European operations	QBE Management (UK) Limited	1 January 1987
NG Drabsch	Chief financial officer, QBE Insurance Group Limited	QBE Management Services Pty Limited	20 September 1991
PE Grove[2]	Chief underwriting officer, European operations	QBE Management (UK) Limited	1 August 1982
MD ten Hove[3]	Group general manager, investments, QBE Insurance Group Limited	QBE Management Services Pty Limited	1 March 1999
RL Jones[4]	Group general manager, business development, QBE Insurance Group Limited	QBE Management Services Pty Limited	1 April 1994
TM Kenny	President and chief executive officer, the Americas	QBE Reinsurance Corporation	28 November 1994
V McLenaghan	Chief executive officer, Australia Pacific Asia Central Europe	QBE Management Services Pty Limited	14 August 1995
EG Tollifson	Chief risk officer, QBE Insurance Group Limited	QBE Management Services Pty Limited	14 February 1994

(1) All of the above persons were also specified executives during the year ended 31 December 2004. Mr Glen, managing director, European company operations was also a specified executive in the year ended 31 December 2004 until his employment was terminated by way of redundancy on 30 September 2004.

(2) Messrs Burns and Grove were previously employed by Limit Underwriting Limited.

(3) Mr ten Hove was employed by QBE Management (UK) Limited in London from 1 March 2002 until 31 December 2004. With effect from 1 January 2005, he relocated to Australia and is employed by QBE Management Services Pty Limited.

(4) Mr Jones was managing director, Australian operations until 1 May 2005. At that date, the Australian operations and Pacific Asia Central Europe operations were brought together under the leadership of Mr McLenaghan.

The five highest paid executives of the consolidated entity are also specified executives of the consolidated entity. No executives are employed by the parent company.

(B) Remuneration framework

The remuneration committee of the board oversees remuneration practices. The committee assesses the appropriateness of remuneration policies and practices in order to fairly and responsibly reward executives, ensuring rewards are commensurate with performance and delivered results, and that remuneration levels are market competitive in the various markets in which the consolidated entity operates.

(i) Non-executive directors

Non-executive director remuneration reflects the consolidated entity's desire to attract, motivate and retain high quality directors and to ensure their active participation in the consolidated entity's affairs for the purposes of corporate governance, regulatory compliance and other matters. The consolidated entity aims to provide a level of remuneration for non-executive directors comparable with its peers, which include multi-national financial institutions. The board seeks the advice of independent remuneration consultants to ensure that remuneration levels are appropriate.

(ii) Executives

REMUNERATION AND REWARD PHILOSOPHY

Remuneration practices vary in each of the markets within which the consolidated entity operates, and therefore the diversity of individual roles and the complexity of each operating environment is considered. The remuneration committee recognises that the consolidated entity operates in a competitive environment, where the key to achieving sustained performance is to generally align executive reward with *increasing* shareholder wealth.

The guiding principles applied in managing remuneration and reward for executives combine:

- linking individual performance objectives to achievement of financial targets and business strategies;
- the achievement of short term and long term financial business targets that deliver sustained growth in value for shareholders (e.g. return on equity, insurance profit, return on capacity for our Lloyd's business and investment performance); and
- using market data to set fixed annual remuneration levels.

The remuneration committee seeks the advice of independent remuneration consultants to ensure that remuneration and reward levels are appropriate and are in line with market conditions in the various markets in which the consolidated entity operates. The remuneration committee endeavours to have remuneration structures in place that encourage the achievement of a return for shareholders in terms of both dividends and growth in share price.

SHORT TERM INCENTIVE SCHEME

The Short Term Incentive ("STI") scheme is a short term incentive arrangement in the form of an annual cash bonus, designed to reward both executives and the majority of staff. The STI aims to recognise the contributions and achievements of individuals when business targets relating to the performance of the business unit, the division or the consolidated entity as appropriate are achieved or exceeded.

LONG TERM INCENTIVE SCHEME

Executives are also eligible to participate in an annual long term incentive arrangement under the LTI. The LTI aims to reward the achievement of excellent results in the financial year, retain key executives and increase shareholder value by motivating executives. It provides executives with the opportunity to acquire equity in the form of conditional rights to fully paid shares without payment by the executive, and options to subscribe for shares at market value at the grant date. Further details are provided in note 27 to the financial statements.

The remuneration committee reviews and approves the STI and the LTI rules annually, and approves the quantum of short term and long term incentives for executives based on the applicable audited results.

TOTAL REWARD MIX

Consistent with market practice, the mix of total remuneration is dependent on the level of seniority of the executive. Total reward mix assuming achievement of maximum incentives under the STI and the LTI is as follows:

	BASE SALARY/TRC[1]	**AT RISK ELEMENT**	
		STI	**LTI**
	%	**%**	**%**
Chief executive officer	31	42	27
Chief financial officer	34	40	26
Other specified executives	31–39	37–42	24–27

(1) Total remuneration cost

(C) Director and executive remuneration disclosures

(i) Elements of non-executive director remuneration and reward structure

Remuneration packages contain the following key elements:

	ELEMENT
Fees	Annual cash remuneration. The aggregate amount approved by shareholders at the 2004 AGM was $2,200,000 per annum. The amount paid to individual non-executive directors may vary according to specific responsibilities, including involvement on the committees of the board.
Other benefits	Non-executive directors do not receive any performance based remuneration such as cash bonuses or equity incentives. Under the company's constitution, non-executive directors are entitled to be paid all travel and related expenses properly incurred in connection with the business of the company.
Superannuation	Annual cost of superannuation or superannuation contributions. The consolidated entity pays superannuation of 9% to eligible non-executive directors. The portion representing the superannuation guarantee charge is excluded from the shareholder approved remuneration cap under the company's constitution.
Other retirement benefits	Non-executive directors previously received a retirement allowance based on their period of service. The allowance was limited to the aggregate of the director's fees in the last three years of service, subject to a minimum of 10 years service. Where service was less than 10 years, a pro-rata amount was paid. With effect from 31 December 2003, the board terminated the retirement allowance to non-executive directors. Directors' fees were increased by 30% as compensation. Accrued retirement benefits at 31 December 2003 are preserved until retirement and are subject to an annual increase equal to the average five year Australian government bond rate. Shareholders approved an increase in non-executive directors' remuneration and the company's constitution was amended at the 2004 AGM to recognise this change.

(ii) Elements of executive remuneration and reward structure

Remuneration packages contain the following key elements:

STRUCTURE	COMPONENT	DESCRIPTION
Total remuneration cost ("TRC")	Base salary	Annual gross cash salary.
	Other benefits	Benefits such as motor vehicles, long service leave, health insurance, life assurance and personal accident insurance, and the applicable taxes thereon.
	Superannuation	Annual cost of employer superannuation contributions.
At risk remuneration	Short term incentive	Annual cash award delivered under the STI terms based on the achievement of specific financial targets and individual performance objectives.
	Long term incentive	Annual deferred equity award delivered under the LTI terms, granting conditional rights to fully paid shares and options to subscribe for shares at market value. The annual equity award is linked to STI. The LTI award quantum is restricted to the lesser of 66.67% of the STI award in that year or 100% of base salary or TRC as at 31 December in the financial year prior to the year in which the STI award is paid. The LTI award quantum is used to acquire conditional rights to fully paid shares and options respectively as follows: • conditional rights to shares to the value of 60% of the LTI award; and • options over ordinary shares to the value of 40% of the LTI award, with the resulting number multiplied by four in 2005, reducing to a multiplier of three in 2006. Conditional rights and options relating to the achievement of targets in a financial year are granted in March of the following year. Interest free personal recourse loans are available on terms permitted by the Plan to persons in the employment of the company who hold options under the LTI, to fund the exercise of the options. Conditional rights and options issued in 2004 and prior financial years are exercisable after three years. Options issued in 2005 and future financial years are exercisable after five years, with the exception of options for staff in the Group investment division, which continue to be exercisable after three years.

(iii) Incentive structure – FM O'Halloran

Consistent with other executives, Mr O'Halloran is entitled to an annual cash incentive payment under the STI, calculated as a percentage of TRC, if specified targets are achieved. Mr O'Halloran's incentives are based on the achievement of the following range of target returns on opening shareholders' funds adjusted for dividends and increases in share capital ("return on equity") for the 2005 financial year, and are based on the consolidated entity's management basis of accounting which spreads realised and unrealised gains on equities and properties evenly over a period of seven years ("seven year spread basis").

The table below outlines the terms of Mr O'Halloran's STI scale:

	GROUP RETURN ON EQUITY %	STI AS A % OF TRC
Minimum target	13	15
Maximum target	20	134
Achieved	26	134

Subject to the approval by shareholders at the 2006 AGM, Mr O'Halloran, on a basis consistent with other specified executives, is also entitled to receive conditional rights to fully paid shares and options to subscribe for shares under the LTI in relation to 2005 performance. These will be exercisable in three and five years respectively, or on Mr O'Halloran's retirement, whichever is earlier.

(iv) Incentive structure – specified executives

For each of the specified executives, the table below summarises the financial targets which are generally consistent with the targets in the table above, the result used for determining incentive payments and the maximum STI that can be earned for the 2005 financial year generally expressed as a percentage of base salary or TRC as appropriate.

	FINANCIAL TARGET	RESULT BASIS	MAXIMUM STI AS A % OF REMUNERATION[1]
SP Burns	European operations insurance profit %	Financial year result	133% x TRC
NG Drabsch	QBE Group return on equity	Financial year result (seven year spread basis)	117% x TRC
PE Grove	European operations insurance profit %	Financial year result	75% x TRC
	Limit syndicate 566	Underwriting year result	Between 1.5% and 2.5% of syndicate 566 profits
MD ten Hove	Investment income as a % of budget income and actual performance as a % of Group investment division benchmark including individual performance measures	Financial year result	125% x base salary
RL Jones	Australian operations return on equity	Financial year result	100% x TRC
TM Kenny	the Americas insurance profit %	Financial year result	133% x base salary
V McLenaghan	Australia Pacific Asia Central Europe operations return on equity	Financial year result	100% x TRC
EG Tollifson	QBE Group return on equity	Financial year result (seven year spread basis)	94% x TRC

(1) Payable based on base salary or TRC at the end of the financial year.

(D) Employment agreements

The executive director and specified executives are employed by various controlled entities within the consolidated entity on a permanent full time basis with an open ended contract. Upon termination of employment, the executive director and specified executives receive their statutory entitlements of accrued annual and long service leave (where applicable), together with any superannuation benefits. Written notice is usually required in the event of termination of employment. In the case of a voluntary termination prior to retirement age, specified executives forfeit all conditional rights to ordinary shares not yet vested and unexercised options under the LTI.

In the event that the contract of employment is terminated through redundancy, retirement through ill health or age, or death and no disciplinary procedure is pending, the specified executive is entitled to the outstanding STI and LTI awards for previous years plus a pro rata share of the STI and LTI awards for the current financial year.

For certain specified executives, the controlled entities have entered into employment agreements that provide for payment of benefits in the event that the agreement is terminated by either the controlled entity or the specified executive. The agreements generally provide for the following.

- A notice period up to one year.
- Where the controlled entity terminates the agreement, a payment comprised of TRC or base salary as appropriate plus STI for the relevant period.
- In certain circumstances, where the controlled entity or the specified executive terminates the contract due to material diminution in role, a payment of up to one year's TRC or base salary as appropriate plus STI for the relevant period.

The exceptions to the general provisions are described below.

In the event of material diminution in role or responsibility, in certain circumstances Mr ten Hove is entitled to a payment equivalent to TRC from the date of termination to 1 January 2008 plus one year's STI based on the average payment in the preceding three years, plus the accelerated vesting of all conditional rights and options.

In the event of material diminution in role or responsibility, in certain circumstances Mr Kenny is entitled to a payment equivalent to two years' TRC plus the accelerated vesting of all conditional rights and options that would otherwise have vested in the two years following the termination date.

Subject to the achievement of financial hurdles, Mr Kenny will receive a contractually agreed bonus payment on 12 May 2011, being one year's base salary plus 100,000 future performance options to be granted in tranches of 20,000 over a five year period from 1 January 2006.

Subject the achievement of financial hurdles, Mr Burns will receive a contractually agreed bonus payment on 31 December 2010 being one year's TRC plus 100,000 future performance options to be granted in tranches of 20,000 over a five year period from 1 January 2006.

(E) Remuneration details

The following tables provide details of the remuneration of the specified directors and specified executives for the financial year.

		PRIMARY BENEFITS	POST EMPLOYMENT BENEFITS		TOTAL
	YEAR	DIRECTORS' FEES[1] $'000	SUPERANNUATION $'000	RETIREMENT BENEFITS[2] $'000	$'000
Non-executive directors					
LF Bleasel AM	**2005**	**187**	**17**	**6**	**210**
	2004	182	17	5	204
EJ Cloney	**2005**	**494**	**44**	**26**	**564**
	2004	468	42	23	533
CP Curran AO[3]	**2005**	**53**	**5**	**5**	**63**
	2004	202	18	19	239
The Hon NF Greiner AC	**2005**	**194**	**17**	**20**	**231**
	2004	189	18	19	226
IF Hudson[4]	**2005**	**28**	**3**	**–**	**31**
	2004	–	–	–	–
BJ Hutchinson	**2005**	**189**	**17**	**13**	**219**
	2004	189	18	12	219
CLA Irby	**2005**	**206**	**–**	**5**	**211**
	2004	205	–	5	210
IYL Lee	**2005**	**187**	**17**	**4**	**208**
	2004	182	17	3	202
Total	**2005**	**1,538**	**120**	**79**	**1,737**
	2004	1,617	130	86	1,833

(1) Includes fees paid for services on board committees.

(2) Retirement benefits reflect the adjustment to the amounts preserved at 31 December 2003, being an annual increase equal to the five year Australian government bond rate.

(3) Mr Curran retired on 8 April 2005.

(4) Ms Hudson was appointed on 4 November 2005.

	YEAR	PRIMARY BENEFITS BASE SALARY $'000	PRIMARY BENEFITS OTHER[3] $'000	PRIMARY BENEFITS STI[6] $'000	POST EMPLOYMENT BENEFITS SUPER-ANNUATION $'000	LTI/ EQUITY COMPENSATION[2] CONDITIONAL RIGHTS $'000	LTI/ EQUITY COMPENSATION[2] OPTIONS $'000	TERMINATION BENEFITS $'000	TOTAL $'000
Executive director									
FM O'Halloran	**2005**	**1,115**	**203**	**1,816**	**167**	**496**	**201**	**–**	**3,998**
	2004	984	139	1,651	147	267	581	–	3,769
Specified executives									
SP Burns[1]	**2005**	**1,074**	**253**	**1,914**	**45**	**594**	**350**	**–**	**4,230**
	2004	963	40	1,484	131	286	189	–	3,093
NG Drabsch	**2005**	**668**	**93**	**967**	**98**	**300**	**261**	**–**	**2,387**
	2004	638	78	938	94	164	340	–	2,252
PE Glen[4]	**2005**	**–**	**–**	**–**	**–**	**–**	**–**	**317**	**317**
	2004	597	46	–	124	177	100	2,110	3,154
PE Grove[1]	**2005**	**907**	**973**	**2,512**	**272**	**530**	**295**	**–**	**5,489**
	2004	874	181	3,124	262	294	190	–	4,925
MD ten Hove[1,5]	**2005**	**697**	**154**	**897**	**137**	**117**	**53**	**–**	**2,055**
	2004	941	223	955	38	594	847	–	3,598
RL Jones	**2005**	**530**	**125**	**720**	**85**	**294**	**175**	**–**	**1,929**
	2004	499	80	700	81	230	436	–	2,026
TM Kenny[1]	**2005**	**971**	**1,151**	**1,291**	**35**	**460**	**289**	**–**	**4,197**
	2004	863	104	1,117	32	304	173	–	2,593
V McLenaghan	**2005**	**590**	**92**	**750**	**88**	**193**	**104**	**–**	**1,817**
	2004	530	100	675	79	114	279	–	1,777
EG Tollifson	**2005**	**479**	**23**	**517**	**71**	**157**	**111**	**–**	**1,358**
	2004	443	12	484	65	86	197	–	1,287
Total specified executives	**2005**	**5,916**	**2,864**	**9,568**	**831**	**2,645**	**1,638**	**317**	**23,779**
	2004	6,348	864	9,477	906	2,249	2,751	2,110	24,705

(1) Mr Kenny is located in New York and Messrs Burns and Grove are located in London. Mr ten Hove was located in London during 2004 and relocated to Sydney effective 1 January 2005. Their remuneration has been converted to Australian dollars using the cumulative average rates of exchange for the year.

(2) The fair value at grant date of options and conditional rights is calculated using a binomial model. The fair value of each option and conditional right is earned evenly over the period between grant and vesting. Details of grants of conditional rights and options are provided in note 28 to the financial statements.

(3) "Other" includes the deemed value of the provision of motor vehicles, long service leave, health insurance, life assurance and personal accident insurance and the applicable taxes thereon. Directors' and officers' liability insurance has not been included in other remuneration since it is not possible to determine an appropriate allocation basis.

(4) Mr Glen's employment was terminated through redundancy on 30 September 2004. Included in 2004 termination benefits is the cost attributable to the accelerated recognition of conditional rights and options, where the remuneration committee used its discretion to permit exercise of these instruments before the original exercise date. During 2005, Mr Glen became entitled to a further allocation of conditional rights to ordinary shares in QBE on the fulfilment of certain conditions in his redundancy arrangements.

(5) As part of Mr ten Hove's revised contractual arrangements effective 1 January 2005 following relocation from London to Sydney, the remuneration committee used its discretion to permit Mr ten Hove to receive his conditional rights and exercise his options before the original exercise date. The accelerated cost of these conditional rights and options is included as a 2004 benefit in the table above.

(6) STI is the accrued entitlement for the financial year.

(7) Comparatives have been restated to reflect the reclassification of non-recourse loans as options under AIFRS. Refer note 28(C) to the financial statements. In 2004, the notional interest of $795,000 on non-recourse loans was included in "Other". This amount has now been reversed and replaced with a notional cost of options in the table above. The valuation of these loans as options has increased the 2004 option component of remuneration by $1,829,000.

ENVIRONMENTAL REGULATION

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or state legislation.

AUDITOR

PricewaterhouseCoopers, Chartered Accountants, continues in office in accordance with section 327 of the *Corporations Act 2001*.

NON-AUDIT SERVICES

During the year PricewaterhouseCoopers has performed certain other services in addition to its statutory duties.

The board of directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor, as provided in note 30 to the financial statements, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the audit committee to ensure that they do not impact the impartiality and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

A copy of the auditor's independence declaration required under section 307C of the *Corporations Act 2001* is set out on page 59.

Details of amounts paid or payable to PricewaterhouseCoopers for audit and non-audit services are provided in note 30 to the financial statements.

ROUNDING OF AMOUNTS

The company is of a kind referred to in the ASIC class order 98/0100 dated 10 July 1998 (as amended by class order 04/667 dated 15 July 2004) relating to the "rounding off" of amounts in the directors' report. Amounts have been rounded off in the directors' report to the nearest million dollars or, in certain cases, to the nearest thousand dollars in accordance with that class order.

Signed in SYDNEY this 23rd day of February 2006 in accordance with a resolution of the directors.

EJ Cloney
Director

FM O'Halloran
Director

AUDITOR'S INDEPENDENCE DECLARATION FOR THE YEAR ENDED 31 DECEMBER 2005

As lead auditor of QBE Insurance Group Limited for the year ended 31 December 2005, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of QBE Insurance Group Limited and the entities it controlled during the period.

RD Deutsch
Partner

PricewaterhouseCoopers

SYDNEY
23 February 2006

Liability limited by a scheme approved under the Professional Standards Legislation.

Income statements

FOR THE YEAR ENDED 31 DECEMBER 2005

		THE COMPANY		CONSOLIDATED	
	NOTE	2005 $M	2004 $M	2005 $M	2004 $M
Revenue					
Premium revenue		-	–	**9,171**	8,571
Other revenue		**520**	1,940	**2,946**	1,771
Net fair value gains on financial assets		-	–	**216**	88
Realised gain on sale of controlled entities		**629**	–	**11**	–
Investment income – ABC financial assets pledged for funds at Lloyd's		**48**	48	**84**	40
	6	**1,197**	1,988	**12,428**	10,470
Expenses					
Outward reinsurance premium expense		-	–	**1,785**	1,790
Gross claims incurred		-	–	**6,744**	5,327
Other expenses	7(C)	**6**	51	**2,179**	2,061
Expenses – ABC securities for funds at Lloyd's		**45**	45	**101**	83
Finance costs		**93**	76	**96**	94
Profit before income tax	7	**1,053**	1,816	**1,523**	1,115
Income tax (credit) expense	8	**(7)**	(18)	**425**	251
Profit after income tax		**1,060**	1,834	**1,098**	864
Net profit attributable to minority interest		-	–	**7**	7
Net profit after income tax attributable to members of the company		**1,060**	1,834	**1,091**	857

		CONSOLIDATED	
	NOTE	2005 CENTS	2004 CENTS
Basic earnings per share	37	**144.3**	123.4
Diluted earnings per share	37	**134.4**	109.9

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets

AS AT 31 DECEMBER 2005

		THE COMPANY		CONSOLIDATED	
	NOTE	2005 $M	2004 $M	2005 $M	2004 $M
CURRENT ASSETS					
Cash and cash equivalents	10	**14**	9	**1,061**	1,121
Receivables	11	**1,928**	3,443	**3,607**	3,146
Reinsurance and other recoveries on outstanding claims	20	**–**	–	**1,357**	805
Deferred insurance costs	12	**–**	–	**1,446**	1,358
Financial assets at fair value through the income statement	13	**40**	–	**9,411**	6,548
Derivative financial instruments	15	**11**	1	**82**	78
Current tax assets		**–**	–	**–**	2
Other current assets		**–**	–	**4**	2
Total current assets		**1,993**	3,453	**16,968**	13,060
NON-CURRENT ASSETS					
Reinsurance and other recoveries on outstanding claims	20	**–**	–	**2,856**	2,338
Shares in controlled entities		**6,427**	3,644	**–**	–
Financial assets at fair value through the income statement	13	**–**	–	**7,092**	7,274
Investment properties	14	**–**	–	**33**	32
ABC financial assets pledged for funds at Lloyd's	35	**–**	–	**1,032**	998
Property, plant and equipment	17	**–**	–	**232**	186
Intangible assets	18	**–**	–	**1,382**	1,039
Deferred tax assets	24	**–**	–	**67**	73
Retirement benefit surplus	29	**–**	–	**2**	2
Other non-current assets		**56**	47	**1**	34
Total non-current assets		**6,483**	3,691	**12,697**	11,976
Total assets		**8,476**	7,144	**29,665**	25,036
CURRENT LIABILITIES					
Trade and other payables	19	**1,457**	1,619	**1,282**	1,084
Outstanding claims	20	**–**	–	**4,904**	3,670
Unearned premium	21	**–**	–	**4,287**	3,948
Interest bearing liabilities	22	**400**	–	**400**	–
Derivative financial instruments	15	**4**	8	**35**	53
Current tax liabilities		**144**	84	**162**	73
Provisions		**–**	–	**2**	–
Total current liabilities		**2,005**	1,711	**11,072**	8,828
NON-CURRENT LIABILITIES					
Outstanding claims	20	**–**	–	**10,179**	8,935
Interest bearing liabilities	22	**745**	742	**1,730**	1,805
Swaps relating to ABC securities	35	**5**	5	**29**	30
ABC securities for funds at Lloyd's	35	**–**	–	**1,015**	968
Deferred tax liabilities	24	**10**	27	**251**	122
Provisions	23	**13**	27	**62**	54
Retirement benefit obligations	29	**–**	–	**168**	202
Total non-current liabilities		**773**	801	**13,434**	12,116
Total liabilities		**2,778**	2,512	**24,506**	20,944
Net assets		**5,698**	4,632	**5,159**	4,092
EQUITY					
Share capital	25(A)	**3,195**	2,780	**3,195**	2,780
Equity component of hybrid securities	25(B)	**108**	108	**108**	108
Reserves	26(A)	**33**	15	**(20)**	(29)
Retained profits	26(B)	**2,362**	1,729	**1,810**	1,173
Shareholders' funds		**5,698**	4,632	**5,093**	4,032
Minority interest	16	**–**	–	**66**	60
Total equity		**5,698**	4,632	**5,159**	4,092

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of recognised income and expense

FOR THE YEAR ENDED 31 DECEMBER 2005

		THE COMPANY		CONSOLIDATED	
	NOTE	2005 $M	2004 $M	2005 $M	2004 $M
Amounts recognised in equity					
Net decrease in foreign currency translation reserve	26(A)	**–**	–	**(24)**	(48)
Actuarial losses on defined benefit superannuation plans, net of tax	26(B)	**–**	–	**(27)**	(25)
Cash flow hedges, net of tax	26(A)	**(5)**	–	**(5)**	(2)
Gains (losses) on revaluation of owner occupied properties, net of tax	26(A)	**–**	–	**2**	(1)
Employee share options, net of tax	26(A)	**23**	11	**36**	15
Net income (expense) recognised directly in equity		**18**	11	**(18)**	(61)
Amounts recognised in income statement					
Net profit after income tax		**1,060**	1,834	**1,098**	864
Total recognised income and expense for the year		**1,078**	1,845	**1,080**	803
Attributable to:					
Equity holders		**1,078**	1,845	**1,073**	796
Minority interest		**–**	–	**7**	7
		1,078	1,845	**1,080**	803

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

Statements of cash flows

FOR THE YEAR ENDED 31 DECEMBER 2005

	NOTE	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
OPERATING ACTIVITIES					
Premium received		–	–	**8,756**	8,598
Reinsurance and other recoveries received		–	–	**1,309**	907
Outward reinsurance paid		–	–	**(1,479)**	(1,664)
Claims paid		–	–	**(4,620)**	(4,006)
Insurance costs paid		–	–	**(1,748)**	(1,629)
Other underwriting costs		–	–	**(343)**	(374)
Interest received		**3**	–	**562**	471
Dividends received		**262**	435	**44**	50
Other operating income		–	–	–	18
Other operating payments		**(23)**	(15)	**(208)**	(16)
Interest paid		**(49)**	(33)	**(115)**	(103)
Income taxes paid		**(6)**	(39)	**(171)**	(142)
Net cash flows from operating activities	39	**187**	348	**1,987**	2,110
INVESTING ACTIVITIES					
Proceeds on sale of equity investments		–	–	**1,403**	1,526
Proceeds on sale of investment property		–	–	**1**	9
Proceeds on sale of property, plant and equipment		–	–	**2**	4
Payments for purchase of equity investments		–	–	**(589)**	(1,498)
Proceeds from foreign exchange transactions		–	–	**188**	30
Payments for purchase of other financial assets		**(40)**	–	**(2,755)**	(1,620)
Payments for purchase of ABC financial assets		–	–	–	(295)
Payments for purchase of controlled entities and business acquired[1]		**(54)**	(795)	**(402)**	(877)
Proceeds on disposal of controlled entities		–	–	**35**	–
Payments for purchase of investment property		–	–	**(4)**	–
Payments for purchase of property, plant and equipment		–	–	**(82)**	(38)
Net cash flows from investing activities		**(94)**	(795)	**(2,203)**	(2,759)
FINANCING ACTIVITIES					
Payments to controlled entities		**(417)**	(234)	–	–
Proceeds from issue of shares		**154**	390	–	3
Share issue expenses		**(2)**	–	**(4)**	–
Proceeds from settlement of staff share loans		–	–	**34**	33
Proceeds from interest bearing liabilities		**400**	1,240	**400**	1,796
Proceeds from issue of ABC securities		–	–	–	294
Repayment of interest bearing liabilities		–	(800)	**(45)**	(932)
Dividends paid		**(224)**	(141)	**(224)**	(141)
Net cash flows from financing activities		**(89)**	455	**161**	1,053
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS HELD		**4**	8	**(55)**	404
Cash and cash equivalents at the beginning of the financial year		**9**	1	**1,121**	717
Effect of exchange rate changes on opening cash and cash equivalents		**1**	–	**(5)**	–
Cash and cash equivalents at the end of the financial year		**14**	9	**1,061**	1,121

(1) Consolidated is net of cash acquired.

The above statements of cash flows should be read in conjunction with the accompanying notes.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for QBE Insurance Group Limited ("the company") as an individual entity and the consolidated entity consisting of QBE Insurance Group Limited and its controlled entities.

(A) Basis of preparation
This general purpose financial report has been prepared in accordance with accounting standards, other authoritative pronouncements of the Australian Accounting Standards Board ("AASB"), Urgent Issues Group interpretations corresponding to the interpretations approved by the International Accounting Standards Board ("IASB") and the *Corporations Act 2001*.

Until 31 December 2004, financial statements of the consolidated entity were prepared in accordance with previous Australian Generally Accepted Accounting Principles ("AGAAP"). From 1 January 2005, the financial statements have been prepared in accordance with current AGAAP which includes the Australian equivalents to International Financial Reporting Standards ("AIFRS"). For the consolidated entity the date of adoption of AIFRS was 1 January 2004, which is the start of the comparative period.

This is the first annual report to be prepared by the consolidated entity in accordance with AIFRS. AASB 1: First Time Adoption of Australian Equivalents to International Financial Reporting Standards ("AASB 1") has been applied in preparing these financial statements. When preparing this annual report, management has amended certain accounting and valuation methods applied in the previous AGAAP financial statements to comply with AIFRS and the comparative figures have been restated to reflect these adjustments. The half year report of the consolidated entity, for the period to 30 June 2005, was prepared in accordance with AIFRS.

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 3: Business Combinations ("AASB 3") from 1 January 2004. The consolidated entity has also taken the exemption under AASB 1 to apply AASB 2: Share-based Payment ("AASB 2") to options and conditional rights issued after 7 November 2002 and vesting after 1 January 2005. Accordingly, no expense is recognised in respect of instruments granted before 7 November 2002 and/or vested before 1 January 2005.

The consolidated entity has elected to apply AASB 119: Employee Benefits ("AASB 119"), issued December 2004, to reporting periods beginning on or after 1 January 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108: Accounting Policies, Changes in Accounting Estimates and Errors. In addition, the consolidated entity has elected to apply AASB 124: Related Party Disclosures to reporting periods beginning on or after 1 January 2005.

The consolidated entity has not taken the exemptions available under AASB 1 in respect of the restatement of comparative figures on application of:

- AASB 132: Financial Instruments: Disclosure and Presentation ("AASB 132");
- AASB 139: Financial Instruments: Recognition and Measurement ("AASB 139");
- AASB 4: Insurance Contracts ("AASB 4"); and
- AASB 1023: General Insurance Contracts ("AASB 1023").

Consequently, comparative figures have been restated.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the consolidated entity's equity and net profit after income tax are provided in note 2.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of:

- financial assets and liabilities (including derivative instruments) at fair value through the income statement;
- certain classes of property, plant and equipment; and
- investment property.

(B) Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all entities controlled by the company as at 31 December 2005 and the results of all controlled entities for the financial year then ended. The company and its controlled entities together are referred to in this financial report as the "consolidated entity". The effects of all transactions between entities in the consolidated entity are eliminated in full. Minority interest in the results and equity of controlled entities is shown separately in the consolidated income statement and balance sheet.

Where control of an entity commences during a financial year, its results are included in the consolidated income statement from the date on which the control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which the control existed.

The purchase method of accounting is used to account for the acquisition of controlled entities by the consolidated entity. The cost of an acquisition is measured as the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the consolidated entity's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the controlled entity acquired, the difference is recognised directly in the income statement.

(C) Premium revenue
Direct and inward reinsurance premium comprises amounts charged to policyholders, excluding taxes collected on behalf of third parties. The earned portion of premium received and receivable, including unclosed business, is recognised as revenue. Premium on unclosed business is brought to account based upon the pattern of booking of renewals and new business.

(D) Unearned premium
Unearned premium is calculated based on the term of the risk which closely approximates the pattern of risks underwritten using either the daily pro rata method or the 24ths method.

At each balance date, the adequacy of the unearned premium liability is assessed on a net of reinsurance

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

basis against the present value of the expected future cash flows relating to potential future claims in respect of the relevant insurance contracts, plus an additional risk margin to reflect the inherent uncertainty of the central estimate. The assessment is carried out at the divisional business segment level, being a portfolio of contracts that are broadly similar and managed together as a single portfolio. If the unearned premium liability, less related intangible assets and deferred acquisition costs, is deficient, then the resulting deficiency is recognised in the income statement of the consolidated entity.

(E) Outward reinsurance
Premium ceded to reinsurers is recognised as an expense in accordance with the pattern of reinsurance service received. Accordingly, a portion of outward reinsurance premium is treated as a prepayment at the balance date.

(F) Claims
The provision for outstanding claims is measured as the central estimate of the present value of expected future claims payments plus a risk margin. The expected future payments include those in relation to claims reported but not yet paid; claims incurred but not reported ("IBNR"); claims incurred but not enough reported ("IBNER"); and estimated claims handling costs.

The expected future payments are discounted to present value using a risk free rate.

A risk margin is applied to the central estimate, net of reinsurance and other recoveries, to reflect the inherent uncertainty in the central estimate. This risk margin increases the probability that the net liability is adequate to a minimum of 85%.

(G) Reinsurance and other recoveries
Reinsurance and other recoveries on paid claims, reported claims not yet paid, IBNR and IBNER are recognised as revenue.

Amounts recoverable are assessed in a manner similar to the assessment of outstanding claims. Recoveries are measured as the present value of the expected future receipts, calculated on the same basis as the provision for outstanding claims.

(H) Acquisition costs
A portion of acquisition costs relating to unearned premium is deferred in recognition that it represents a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. Deferred acquisition costs are amortised over the financial years expected to benefit from the expenditure.

(I) Investment income
Interest income is recognised on an accruals basis. Dividends are recognised when due. Investment income includes realised and unrealised gains or losses on financial assets which are reported on a combined basis as fair value gains or losses on financial assets.

Investment income on ABC financial assets pledged for funds at Lloyd's and expenses from ABC securities for funds at Lloyd's, both of which are separately identified, include fair value gains and losses on the ABC swaps.

(J) Taxation
The income tax expense for the period is the tax payable on the current period's taxable income based on the notional income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rate expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect accounting profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the near future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

The company and all of its Australian wholly owned controlled entities have implemented the tax consolidation legislation.

(K) Cash and cash equivalents
Cash and cash equivalents includes cash at bank and on hand and deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day to day basis, net of bank overdrafts.

(L) Financial assets

(i) Classification of policyholders' and shareholders' funds
Policyholders' funds are those financial assets which are held to fund the insurance provisions of the consolidated entity. The remaining financial assets, including equities, and investment properties (refer note 1M) represent shareholders' funds. Insurance profit is derived by adding investment income on policyholders' funds to the underwriting result.

(ii) Policyholders' funds
In accordance with AASB 1023, the consolidated entity is required to measure financial assets held to fund insurance provisions at fair value through the income statement.

(iii) Shareholders' funds
AASB 139 has an option to measure all financial assets at fair value through the income statement. Shareholders' funds constitutes a group of financial assets which are managed, and their performance evaluated, on a fair value basis in accordance with the consolidated entity's documented investment strategy. Information prepared on this basis is provided to the consolidated entity's senior management. The consolidated entity has therefore elected to measure all financial assets that do not fund insurance provisions at fair value through

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

the income statement upon initial recognition and at the date of transition to AIFRS.

(iv) Basis of valuation
Fair value for each type of financial asset is determined as follows:

Listed investments – by reference to the closing bid price of the instrument at the balance date.

Unlisted investments – the fair value of financial assets not traded on an active market is determined using valuation techniques including reference to:

- the fair value of recent arm's length transactions involving the same instrument or instruments that are substantially the same;
- discounted cash flow analysis; and
- option pricing models.

All purchases and sales of financial assets that require delivery of the asset within the time frame established by regulation or market convention ("regular way" transactions) are recognised at trade date, being the date on which the consolidated entity commits to buy or sell the asset.

Financial assets are derecognised when the right to receive future cash flows from the assets has expired, or has been transferred, and the consolidated entity has transferred substantially all the risks and rewards of ownership.

(M) Investment properties
Investment properties are valued by reference to external market valuation at fair value through the income statement.

(N) Derivative financial instruments
The consolidated entity is subject to currency, cash flow, interest rate, price, credit and liquidity risks. Derivative financial instruments ("derivatives") are used to manage these risks. The consolidated entity does not enter into, issue or hold derivatives for speculative trading purposes.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged. Derivatives which are not part of a hedging relationship are valued at fair value through the income statement. Derivatives which are part of a hedging relationship are accounted for as provided in note 1(O). The fair value of forward exchange contracts is determined using forward exchange rates at the balance date.

(O) Hedging transactions
Derivatives held for risk management purposes which meet the criteria specified in AASB 139 are accounted for by the consolidated entity using fair value hedge accounting, cash flow hedge accounting or hedging of a net investment in a foreign operation as appropriate to the risks being hedged.

When a financial instrument is designated as a hedge, the consolidated entity formally documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the various hedging transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used for hedging are highly effective in offsetting changes in fair values or cash flows of hedged items.

Hedge accounting is discontinued when:

- it is determined that a derivative is not, or has ceased to be, highly effective as a hedge;
- the derivative expires, or is sold, terminated or exercised; or
- the hedged item matures, is sold or repaid.

(i) Fair value hedge accounting
Changes in the fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortised cost, amortised over the period to maturity of the previously designated hedge relationship using the effective interest method. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

(ii) Cash flow hedge accounting
For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognised initially directly in shareholders' equity and recycled to the income statement in the periods when the hedged item will affect profit or loss. The gain or loss on any ineffective portion of the hedging instrument is recognised in the income statement immediately. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item affects the income statement. When a transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

(iii) Hedges of net investments in foreign operations
Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for in a manner similar to cash flow hedges. The gain or loss on the effective portion of the hedging instrument is recognised directly in equity and the gain or loss on the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in equity is recognised in the income statement on the disposal or partial disposal of the foreign operation.

(P) Receivables
Receivables are measured at fair value through the income statement and form part of policyholders' funds.

(Q) Property, plant and equipment
Owner occupied properties are measured at fair value by reference to external market valuations. When a revaluation increases the carrying value of a property, the increase is credited to the revaluation reserve in equity. To the extent that the increase reverses a decrease previously recognised in the income statement, the increase is first recognised in the income statement. When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognised in the income statement. To the extent that the decrease reverses an increase previously recognised in equity, the decrease is first recognised in equity.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

All other property, plant and equipment is stated at historical cost less depreciation.

Leasehold improvements, office equipment, fixtures and fittings and motor vehicles are depreciated using the straight line method over the estimated useful life to the consolidated entity of each class of asset. Estimated useful lives are between three and 10 years.

An asset's carrying amount is written down to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. Refer note 1(S).

(R) Intangible assets

(i) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the consolidated entity's share of the net identifiable assets acquired. Goodwill acquired in a business combination is tested for impairment and is not subject to amortisation.

(ii) Intangible assets
Intangible assets are measured at cost. Those with a finite useful life are amortised using the straight line method over the estimated useful life. Intangible assets are tested for impairment annually or more often if there is an indication of impairment.

(S) Impairment of assets
Assets, including goodwill and intangibles, that have an indefinite useful life are tested annually for impairment or more frequently when changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised as the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped in cash generating units which are the lowest levels for which there are separately identifiable cash flows.

(T) Financial liabilities
Financial liabilities are initially measured at fair value and are subsequently measured at amortised cost. Any difference between the proceeds and the redemption amount is recognised in the income statement over the period of the financial liability using the effective interest method.

On issue of hybrid securities, the fair value of the liability component, being the obligation to make future payments of principal and interest to investors, is calculated using a market interest rate for an equivalent non-convertible note. The residual amount, representing the fair value of the conversion option, is included in equity with no recognition of any change in the value of the option in subsequent periods. The liability is included in financial liabilities and carried on an amortised cost basis with interest on the securities recognised as financing costs on an effective interest method until the liability is extinguished on conversion or maturity of the securities.

Financial liabilities are classified as current liabilities unless the consolidated entity has an unconditional right to defer settlement of the liability for at least 12 months after the balance date.

(U) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of controlled entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated entity's financial statements are presented in Australian dollars, being the functional and presentation currency of the company.

(ii) Transactions and balances
Foreign currency transactions are translated into functional currencies at the rates of exchange at the dates of the transactions. At the balance date, amounts payable and receivable in foreign currencies are translated at the rates of exchange prevailing at that date. Exchange gains and losses on operational foreign currency transactions and the translation of amounts receivable and payable in foreign currencies are included in the income statement.

The results and financial position of all overseas controlled entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing balance date rates of exchange;
- income and expenses are translated at cumulative average rates of exchange; and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in overseas controlled entities, and of financial liabilities and other instruments designated as hedges of such investments, are taken to shareholders' equity. When an overseas controlled entity is sold, these exchange differences are recognised in the income statement as part of the gain or loss on sale.

(V) Equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

The equity component of hybrid securities is calculated and disclosed as provided in note 1(T).

(W) Earnings per share

(i) Basic earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, adjusted for the cost of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the earnings figure used in the determination of basic earnings per share to exclude the after income tax effect of interest and other financing costs associated with potential dilutive ordinary shares and the weighted average number of shares assumed to have been issued for no consideration. It also adjusts the weighted average number of shares to include potential dilutive ordinary shares and instruments with a mandatory conversion feature.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(X) Dividends

Dividends are recognised when declared or determined. No provision is made for a proposed dividend.

(Y) Employee benefits

(i) Superannuation

The consolidated entity participates in a number of superannuation plans and contributes to these plans in accordance with plan rules and actuarial recommendations, which are designed to ensure that each plan's funding provides sufficient assets to meet its liabilities.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, contributions are expensed as incurred.

DEFINED BENEFIT PLANS

The liability recognised in the balance sheet in respect of defined benefit superannuation plans is the present value of the defined benefit obligation at the balance date less the fair value of plan assets, adjusted for any unrecognised past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate or government bonds that are denominated in the currency in which the benefits will be paid, and that have a term to maturity approximating the term of the related superannuation liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised directly in equity. Past service costs are recognised immediately in income, unless the changes to the superannuation plan are conditional on the employees remaining in service for a specified period of time (the vesting period) in which case the past service costs are amortised on a straight line basis over the vesting period.

(ii) Share based compensation

The consolidated entity operates an equity settled, share based compensation plan. The fair value of the employee services received in exchange for the grant of the options and conditional rights is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. The fair value at grant date of the options and conditional rights is calculated using a binomial model. The fair value of each instrument is earned evenly over the period between grant and vesting dates. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance date, the entity revises its estimates of the number of options that are expected to become exercisable.

It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

(iii) Profit-sharing and bonus plans

The consolidated entity recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments.

(iv) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date or when an employee accepts voluntary redundancy in exchange for these benefits.
The consolidated entity recognises termination benefits when it has demonstrably committed to either:

- terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or
- providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Benefits falling due more than 12 months after the balance date are discounted to present value.

(Z) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the period of the lease.

(AA) Rounding of amounts

The company is of a kind referred to in the ASIC class order 98/0100 dated 10 July 1998 (as amended by class order 04/667 dated 15 July 2004) relating to the "rounding off" of amounts in the financial statements. Amounts have been rounded off in the financial statements to the nearest million dollars or, in certain cases, to the nearest thousand dollars in accordance with that class order.

(AB) Australian Accounting Standards issued but not yet effective

	TITLE	OPERATIVE DATE
2005-1	Amendments to Australian Accounting Standard (AASB 139)	1 January 2006
2005-5	Amendments to Australian Accounting Standards (AASB 1 and AASB 139)	1 Janaury 2006
2005-6	Amendments to Australian Accounting Standard (AASB 3)	1 January 2006
2005-7	Amendments to Australian Accounting Standard (AASB 134)	30 June 2005
2005-9	Amendments to Australian Accounting Standards (AASB 4, AASB 1023, AASB 139 and AASB 132)	1 January 2006
2005-10	Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)	1 January 2007
AASB 7	Financial Instruments: Disclosures	1 January 2007

These amendments are not effective for the year ended 31 December 2005 and have not been applied in preparing the consolidated entity's financial statements. The impact of the application of these standards is disclosure only.
The consolidated entity will apply these standards for the annual reporting periods beginning on or after the operative dates set out above.

2

IMPACT OF THE ADOPTION OF AIFRS

In preparing the opening AIFRS compliant balance sheet, a number of adjustments have been made to the figures previously reported in the 31 December 2004 financial report. The impacts of the adoption of AIFRS on total equity brought forward and 2004 profit after income tax reported under previous AGAAP are illustrated below. All amounts have been tax effected in accordance with AASB 112: Income Taxes.

(A) Reconciliation of total equity under previous AGAAP to that under AIFRS:

	THE COMPANY		CONSOLIDATED	
	31 DEC 2004 $M	1 JAN 2004 $M	31 DEC 2004 $M	1 JAN 2004 $M
Brought forward equity under previous AGAAP	4,711	2,513	4,480	3,368
Defined benefit superannuation plan obligations[1]	–	–	(142)	(117)
Shares issued under the Employee Share and Option Plan derecognised[2]	(90)	(76)	(90)	(76)
Impairment[3]	–	–	(49)	(62)
Risk free rate adjustment[4]	–	–	(64)	(70)
Non-monetary assets/liabilities adjustment[5]	–	–	(8)	(19)
Cash flow hedges[6]	–	–	(17)	(15)
Swaps relating to ABC securities[7]	(3)	2	(20)	(2)
Fair value of financial assets[8]	–	–	(4)	(2)
Share based payments[9]	15	4	7	1
Amortisation of financing costs using effective interest rate method[10]	(1)	–	(1)	–
	(79)	(70)	(388)	(362)
Brought forward equity under AIFRS	4,632	2,443	4,092	3,006

The consolidated entity has elected to apply an exemption in AASB 1 which permits the cumulative translation differences in respect of all foreign operations represented in the foreign currency translation reserve to be deemed to be zero at the date of adoption of AIFRS. At 1 January 2004, the $130 million debit balance in the foreign currency translation reserve was reduced to zero with an equivalent adjustment to retained profits.

Under previous AGAAP, the company recognised current and deferred tax amounts relating to transactions and balances of the Australian tax-consolidated group. Under AIFRS, the company only recognises the current tax payable and deferred tax assets arising from unused tax losses assumed from controlled entities in the tax-consolidated group. There is no impact on the consolidated entity. For the company, deferred tax liabilities decreased by $643 million with an equivalent adjustment to intercompany balances.

(B) Reconciliation of net profit after tax for the year ended 31 December 2004 under previous AGAAP to that under AIFRS:

	THE COMPANY 2004 $M	CONSOLIDATED 2004 $M
Net profit after income tax under previous AGAAP	1,840	820
Defined benefit superannuation plan obligations[1]	–	3
Reversal of goodwill amortisation[3]	–	13
Risk free rate adjustment[4]	–	6
Non-monetary assets/liabilities adjustment[5]	–	11
Swaps relating to ABC securities[7]	(5)	(18)
Fair value of financial assets[8]	–	(2)
Share based payments[9]	–	(9)
Amortisation of financing costs using effective interest rate method[10]	(1)	(1)
Interest component of forward contracts used for hedging[11]	–	34
	(6)	37
Net profit after income tax under AIFRS	1,834	857

IMPACT OF THE ADOPTION OF AIFRS CONTINUED

(C) Impact of AIFRS on cash flows

There are no material differences to the statement of cash flows presented under AIFRS from that presented under previous AGAAP.

Notes

(1) Under AIFRS, the net deficit or surplus on defined benefit superannuation plan obligations must be recognised on the balance sheet. Under previous AGAAP, deficits or surpluses were not recognised. An asset or liability, as determined by reference to external valuations, has been recognised where the present value of the employees' accrued benefits is less than or exceeds the net market value of the superannuation plans' assets.

(2) A non-recourse loan issued under the Plan is treated as an option under AASB 2. As a result, the employee loans and related shares issued to date are derecognised under AIFRS. The share capital will be reinstated onto the balance sheet when the loans are repaid by employees. Consequently, the issued share capital on the balance sheet of the consolidated entity differs from issued share capital as notified to the Australian Stock Exchange.

(3) Under previous AGAAP, goodwill was amortised over its estimated useful life whilst intangible assets were subject to ongoing impairment review. Under AIFRS, goodwill and intangible assets with an indefinite life must be tested for impairment and are no longer amortised. Intangible assets with a finite life are reviewed periodically for impairment and amortised over the estimated useful life. The process for impairment testing under AIFRS is more prescriptive than under previous AGAAP resulting in an impairment to goodwill.

(4) Under AIFRS, the outstanding claims provision must be discounted at a risk free rate. Under previous AGAAP, the consolidated entity discounted the outstanding claims provision with reference to market risk related returns.

(5) AASB 121: The Effects of Changes in Foreign Exchange Rates requires non-monetary assets, liabilities and transactions measured in terms of historical cost to be translated to the functional currency using the rates of exchange prevailing at the transaction date. This is a change from previous market practice at Lloyd's.

(6) The consolidated entity has designated certain derivatives as cash flow hedges. These instruments are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at fair value at each balance date. The derivatives have qualified for hedge accounting and therefore the portion of the instrument determined to be an effective hedge has been recognised directly in equity. Such instruments were previously accounted for on an accruals basis.

(7) The interest rate and cross-currency interest rate swaps in relation to the ABC securities are initially valued at fair value and are subsequently remeasured at fair value through the income statement.

(8) The fair value of quoted financial assets is based on closing bid prices. Under previous AGAAP, the consolidated entity used trade price as the basis of valuation.

(9) Under AASB 2, the consolidated entity is required to recognise an expense for those options and conditional rights to shares that were issued to employees under share based compensation plans after 7 November 2002 and that had not vested by 1 January 2005.

(10) Interest bearing liabilities are valued at amortised cost using the effective interest rate method. Under previous AGAAP, interest bearing liabilities were carried at their principal amount and financing costs were expensed on a straight line basis over the period of the financial liabilities.

(11) As permitted under AASB 139, the spot component of a forward contract is designated as a hedge in the consolidated entity's hedging of net investments in foreign operations. The interest component of the forward contract is included in the income statement. The effective portion of the spot component of the forward contract is transferred to equity.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated entity is an international general insurance and reinsurance group underwriting most major commercial and personal lines classes of business through operations in 41 countries. The class of business mix and an analysis of the consolidated entity's gross written and net earned premium from insurance and reinsurance business is shown on page 9. The head office function is located in Australia and exists to support the activities of divisional operations as follows:

- Australia Pacific Asia Central Europe ("APACE"), which comprises general insurance operations in 25 countries under a single management structure;
- European operations, which comprises reinsurance business written in the UK and Ireland, general insurance business written in the UK, France, Spain and Germany and both general insurance and reinsurance business written through Lloyd's of London; and
- QBE the Americas, which comprises general insurance and reinsurance operations in the US and a number of Latin American countries.

In view of this geographic and product diversity, the consolidated entity has developed a strong, centralised risk management and policy framework designed to ensure consistency of approach across a number of operational activities, subject to the specific requirements of local markets, legislation and regulation. Such operational activities include underwriting, claims management, actuarial assessment of the claims provision and investment management. In addition, the assessment of the risk margin undertaken at a divisional level is subject to detailed head office review and the consolidated entity's probability of adequacy is determined by the Group actuary.

Given the centralised approach to many of its activities and the product and geographical diversification, sensitivity analyses in respect of critical accounting estimates and judgments are presented at the consolidated entity level in order to provide a level of analysis which is meaningful, relevant, reliable and comparable year on year. It is considered that disclosure at business segment or product level would not provide a meaningful overview given the complex interrelationships between the variables underpinning the consolidated entity's operations.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS CONTINUED

The consolidated entity makes estimates in respect of certain key assets and liabilities. Such estimates are determined by qualified and experienced employees with reference to historical data and reasoned expectations of future events. The key areas in which critical estimates and judgments are applied are described below.

(A) Ultimate liability arising from claims made under insurance contracts

Provision is made for the estimated cost of claims incurred but not settled at the balance date. The estimated cost of claims includes direct expenses that are expected to be incurred in settling those claims.

The estimation of IBNR is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified to the consolidated entity, where more information about the claims is generally available. Liability and other long tail classes of business, where claims settlement may not happen for many years after the event giving rise to the claim, typically display greater variability between initial estimates and final settlement due to delays in reporting claims, uncertainty in respect of court awards and future claims inflation. Claims in respect of property and other short tail classes are typically reported and settled sooner after the claim event, giving rise to more certainty. The estimation techniques and assumptions used in determining the outstanding claims provision and the associated reinsurance and other recoveries are described below.

(i) Insurance risk assumptions

The consolidated entity's process for establishing the outstanding claims provision involves extensive consultation with internal and external actuaries, claims managers, underwriters and other senior management. This process includes quarterly internal claims review meetings attended by senior divisional management and one or both of the chief risk officer and Group actuary, and detailed review by external actuaries at least annually. The risk management procedures related to the actuarial function are explained further in note 4.

The determination of the amounts that the consolidated entity will ultimately pay for claims arising under insurance and reinsurance contracts involves a number of critical assumptions. Some of the uncertainties impacting these assumptions are as follows:

- changes in patterns of claims incidence, reporting and payment;
- volatility in the estimation of future costs for long tail insurance classes due to the longer period of time that elapses before a definitive determination of the ultimate claims cost can be made;
- incidence of catastrophic events close to the balance date;
- changes in the legal environment, including the interpretation of liability laws and the quantum of damages; and
- social and economic trends, for example price and wage inflation and interest rates.

The potential impact of changes in key assumptions on the consolidated entity's income statement and balance sheet are summarised in note 3(A)(vii).

(ii) Central estimates

The outstanding claims provision comprises the central estimate and a risk margin which is added to the central estimate to achieve a desired probability of adequacy. The outstanding claims provision is discounted at risk free rates of return to reflect the time value of money.

A central estimate is an estimate of the level of claims provision that is intended to contain no intentional under or over estimation. In simple terms, the central estimate is equally likely to be too high (more than adequate) or too low (inadequate) and is commonly described as providing a 50% probability of adequacy. As the consolidated entity requires a higher probability that estimates will be adequate over time, a risk margin is added to the central estimate of outstanding claims.

Central estimates for each class of business are determined by reference to a variety of estimation techniques, generally based on a statistical analysis of historical experience which assumes an underlying pattern of claims development and payment. The final selected central estimates are based on a judgmental consideration of the results of each method and qualitative information, for example, the class of business, the maturity of the portfolio and the expected term to settlement of the class. Projections are based on both historical experience and external benchmarks where relevant.

Central estimates are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts recoverable from reinsurers based on the gross outstanding claims provision.

(iii) Risk margin

The determination of the appropriate level of risk margin takes into account the uncertainty or variability of each class of business and the diversification benefits achieved by writing a number of classes of business in a number of geographic locations.

The measurement of variability by class of business uses techniques similar to those used in determining the central estimate. These techniques determine a range of possible outcomes of ultimate payments and assign a likelihood to outcomes at different levels. The use of a range of outcomes allows a determination of the risk margin required to provide an estimate at a given probability of adequacy, e.g. nine times in 10 (a 90% probability of adequacy). These techniques use standard statistical distributions, and the measure of variability is referred to as the standard deviation or the coefficient of variation.

3

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS CONTINUED

The risk margin required to provide a given probability of adequacy for two or more classes of business or for two or more geographic locations combined is likely to be less than the sum of the risk margins for the individual classes. This reflects the benefit of diversification in general insurance. The statistical measure used to determine diversification is called the correlation or covariance. The higher the correlation between two classes of business, the more likely it is that a negative outcome in one class will correspond to a negative outcome in the other class. For example, high correlation exists in classes of business affected by court cases involving bodily injury claims such as motor third party liability (CTP), workers' compensation and public liability.

Whilst there are estimation techniques for determining correlations, they are difficult to apply. The correlations adopted by the consolidated entity are normally derived from industry analysis, the consolidated entity's historical experience and the judgment of experienced and qualified actuaries.

The risk margin for the consolidated entity is determined by analysing the variability of each class of business and the correlation between classes of business and divisions. Correlations are determined for aggregations of classes of business, where appropriate, at the divisional level. Applying correlations between divisions results in a further diversification benefit to the consolidated entity with a consequent impact on the consolidated entity's risk margin.

The potential impact of changes in the coefficient of variation assumptions on the consolidated entity's income statement and balance sheet is summarised in note 3(A)(vii).

(iv) Assets arising from contracts with reinsurers

Assets arising from contracts with the consolidated entity's reinsurers are determined using the same methods described above. In addition, the recoverability of these assets is assessed at each balance date to ensure that the balances properly reflect the amounts that will ultimately be received, taking into account counterparty and credit risk.

(v) Expected present value of future cash flows for future claims

The expected present value of future cash flows for future claims and risk margin used in the liability adequacy test are determined using the same methods described above.

(vi) Financial assumptions used to determine outstanding claims provisions

The outstanding claims provision is discounted to net present value using a risk free rate of return. Details of risk free rates applied are as follows:

	2005 %		2004 %	
	SUCCEEDING YEAR	SUBSEQUENT YEARS	SUCCEEDING YEAR	SUBSEQUENT YEARS
Australia Pacific Asia Central Europe	**2.70–13.40**	**2.70–13.40**	0.60–7.85	1.66–10.35
European operations	**4.30–4.40**	**4.30–4.40**	3.00–4.50	3.00–4.50
the Americas	**4.40**	**4.40**	3.00	3.00
Equator Re	**4.30–5.53**	**4.30–5.38**	3.00–5.22	3.00–5.49

The potential impact of a change in discount rates on the consolidated entity's income statement and balance sheet is summarised in note 3(A)(vii).

The weighted average terms to settlement of net outstanding claims at the balance date are as follows:

	2005 YEARS	2004 YEARS
Australia Pacific Asia Central Europe	**2.8**	3.1
European operations	**3.0**	3.1
the Americas	**2.2**	2.3
Equator Re	**1.9**	1.8
Consolidated entity	**2.9**	3.0

The potential impact of a change in the weighted average term to settlement on the consolidated entity's income statement and balance sheet is summarised in note 3(A)(vii).

The sensitivity of the consolidated entity's exposure to interest rate risk in respect of financial assets is also considered in note 5(A)(ii).

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS CONTINUED

(vii) Impact of changes in key variables on the outstanding claims provision

The impact of changes in key outstanding claims variables are summarised below. Each change has been calculated in isolation of the other changes and each change shows the after tax impact on profit and equity assuming that there is no change to:

- Any of the other variables – This is considered unlikely as, for example, an increase in interest rates is normally accompanied by an increase in the rate of inflation. As can be seen from the table below, the impact of a change in discount rates is largely offset by the impact of a change in the rate of inflation. The impact of a change in interest rates on financial assets is shown in note 5(D).
- The probability of adequacy – The directors and management have set an internal target range of 85% to 94% for the probability of adequacy of the outstanding claims provision. It is likely that if, for example, the central estimate was to increase by 5%, at least part of the increase would result in a decrease in the probability of adequacy, which is currently estimated to be 94%. Likewise, if the coefficient of variation were to increase by 1%, it is likely that the probability of adequacy would reduce from its current level and that the change would therefore impact the amount of risk margins held rather than net profit after tax or equity.

		FINANCIAL IMPACT[1]	
	MOVEMENT IN VARIABLE %	PROFIT (LOSS) $M	EQUITY $M
Central estimate	+5	(337)	(337)
	–5	337	337
Inflation rate	+1	(211)	(211)
	–1	200	200
Discount rate	+1	180	180
	–1	(193)	(193)
Coefficient of variation	+1	(113)	(113)
	–1	112	112
Weighted average term to settlement	+10	99	99
	–10	(101)	(101)

(1) Determined at the consolidated entity level net of reinsurance and taxation at the prima facie rate of 30%.

(B) Superannuation plan obligations

The present value of the obligations arising from the consolidated entity's defined benefit superannuation plans is determined by external actuaries based on discount rate, mortality, salary growth and investment return assumptions. Key assumptions are set out in note 29.

The discount rate applied to the various plans is the interest rate on high quality corporate bonds (where there is a sufficiently deep market) or the appropriate government bond rate. The surplus or deficit at each balance date varies to reflect changes in interest rates.

Mortality assumptions are affected by experience which indicates increasing longevity, particularly for certain age groups of the population. The consolidated entity has considered the consensus of professional opinions from a number of external actuaries in respect of the appropriateness of the mortality tables selected for use in the valuation of the superannuation obligations for each of the consolidated entity's plans.

The potential impact of a change in the most sensitive assumption on the consolidated entity's income statement and balance sheet is summarised below.

		FINANCIAL IMPACT[1]	
	MOVEMENT IN VARIABLE %	PROFIT (LOSS) $M	EQUITY $M
Discount rate	–1	–	(108)

(1) Determined at the consolidated entity level net of taxation at the prima facie rate relevant to the superannuation plan.

(C) Intangible assets

Goodwill and intangible assets with an indefinite useful life are tested annually for impairment, or more frequently when changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The impairment review is based on the net present value of estimated future cash flows of the relevant cash generating unit, which is determined by reference to, amongst other factors, the estimated combined operating ratio in the business plan.

If the combined operating ratio applied in these calculations was increased by one per cent over management's estimates at 31 December 2005, the consolidated entity would have no requirement to reflect an impairment write down.

INSURANCE CONTRACTS – RISK MANAGEMENT POLICIES AND PROCEDURES

An overview of the consolidated entity's risk management framework is provided in the risk management statement on pages 14 and 15 and in the risk management section of the corporate governance statement on pages 43 to 44. The consolidated entity's risk management objectives are to:

- avoid unwelcome surprises by reducing uncertainty and volatility;
- achieve competitive advantage through better understanding the risk environment in which the consolidated entity operates; and
- optimise risk and more effectively allocate capital and resources by assessing the balance of risk and reward.

A fundamental part of the consolidated entity's overall risk management strategy is the effective governance and management of the risks that impact the amount, timing and uncertainty of cash flows arising from insurance contracts. These risks include insurance and reinsurance risks, financial risks and other risks such as regulatory and capital risks.

One of the cornerstones of the consolidated entity's risk management framework is the recruitment and retention of high quality people who are entrusted with appropriate levels of autonomy within the parameters of disciplined risk management practices. The consolidated entity operates a system of delegated authorities based on expertise and proven performance, and compliance is closely monitored.

(A) Insurance and reinsurance risks

The consolidated entity has established protocols to manage its insurance risks across the underwriting, claims and actuarial disciplines.

(i) Underwriting risks

SELECTION AND PRICING OF RISKS

Underwriting authority is delegated to experienced underwriters for the forthcoming year following a detailed retrospective and prospective analysis of each class of business as part of the consolidated entity's annual business planning process. Delegated authorities reflect the level of risk which the consolidated entity is prepared to take. The authorities include reference to some combination of:

- gross written premium;
- premium per contract;
- sum insured per contract;
- aggregate exposures per zone;
- probable maximum loss and realistic disaster scenarios ("RDSs");
- levels and quality of reinsurance protection;
- geographic exposures; and/or
- classes of business and types of product that may be written.

Limits in respect of each of the above are set at a portfolio, divisional and consolidated entity level and are included within business plans for individual classes of business. They are adjusted at a local level to reflect a risk factor in respect of each controlled entity depending on previous underwriting results, the economic environment and other potential drivers of volatility.

Insurance and reinsurance policies are written in accordance with local management practices and regulations within each jurisdiction taking into account the consolidated entity's risk tolerance and underwriting standards. Non-standard and long term policies may only be written if expressly included in the delegated authorities. No individual long term or non-standard policy is material to the consolidated entity.

Pricing of risks is controlled by use of in-house pricing models relevant to the specific portfolio and markets in which the consolidated entity operates. Experienced underwriters and actuaries maintain historical pricing and claims analysis for each portfolio and this is combined with a detailed knowledge of the current developments in the respective markets and classes of business.

CONCENTRATION RISK

The consolidated entity's exposure to concentrations of insurance risk is mitigated by a portfolio diversified across 41 countries and hundreds of classes of business. Product diversification is achieved through a strategy of developing strong underwriting skills in a wide variety of classes of business. A combination of core and specialty products under the control of proven employees skilled in underwriting such products allows the consolidated entity to lead underwrite in many of the markets in which it operates.

The consolidated entity has potential exposure to catastrophe losses that may impact more than one operating division. Each year, the consolidated entity sets its tolerance to concentration risk. RDSs, using industry standard and QBE determined probable maximum losses and various catastrophe models, are calculated for each portfolio during the business planning process. These RDSs are aggregated across all portfolios and divisions to determine the consolidated entity's maximum event retention ("MER") which is the estimated maximum net loss from major natural catastrophes with an approximate return period of 250 years. The MER must be less than the consolidated entity's concentation risk tolerance; otherwise, steps such as the purchase of additional reinsurance are taken to limit the exposure.

INSURANCE CONTRACTS – RISK MANAGEMENT POLICIES AND PROCEDURES CONTINUED

In 2005, the net cost of large catastrophes, being catastrophes with an individual net cost of more than $10 million to the consolidated entity, was $515 million before tax (2004 $320 million).

REINSURANCE RISK

The consolidated entity's strategy in respect of the selection, approval and monitoring of reinsurance arrangements is addressed by the following protocols.

- Treaty or facultative reinsurance is placed in accordance with the requirements of the consolidated entity's reinsurance management strategy and Group security committee guidelines.
- Reinsurance arrangements are regularly reassessed to determine their effectiveness based on current exposures, historic losses and potential future losses based on RDSs and the consolidated entity's MER.

The consolidated entity's exposure to reinsurance counterparties and the credit quality of those counterparties is actively monitored.

(ii) Claims management and claims provisioning risks

The consolidated entity's approach to determining the outstanding claims provision and the related sensitivities are set out in note 3. The consolidated entity seeks to ensure the adequacy of its outstanding claims provision by reference to the following controls.

- Experienced claims managers work with underwriters on coverage issues and operate within the levels of authority delegated to them in respect of the settlement of claims.
- Processes exist to ensure that all claims advices are captured and updated on a timely basis and with a realistic assessment of the ultimate claims cost.
- Initial IBNR estimates are set by experienced internal actuaries in conjunction with the local product managers and underwriters for each class of business in each business unit.
- The aggregate outstanding claims provision for each controlled entity is assessed in a series of quarterly internal claims review meetings, which are attended by senior divisional management and one or both of the chief risk officer and Group actuary in order to ensure consistency of provisioning practices across all divisions.
- Over 90% of the consolidated entity's outstanding claims provision is reviewed by external actuaries at least annually.

Despite the rigour involved in the establishment and review of the outstanding claims provision, the provision is subject to significant uncertainty for the reasons set out in note 3.

(B) Financial risks arising from insurance contracts

The consolidated entity is exposed to the risk that interest rate movements may materially impact the value of the outstanding claims provision. Historically, there has been a high correlation between changes in discount rates and the movement in claims inflation. The financial impact of changing interest rates on outstanding claims is therefore expected to be offset in the longer term by similar changes in claims inflation.

(C) Other risks arising from insurance contracts

The consolidated entity is exposed to a number of other risks arising from insurance contracts.

(i) Capital and regulatory risks

Australian and overseas controlled entities are subject to extensive prudential regulation in the jurisdictions in which they conduct business. Prudential regulation is generally designed to protect policyholders. Regulation covers a number of areas including solvency, change in control and capital movement limitations. The regulatory environment in Australia and overseas continues to evolve in response to economic, political and industry developments. The consolidated entity works closely with regulators and monitors regulatory developments across its global operations to assess their potential impact on its ability to meet solvency and other requirements.

(ii) Acquisition risks

The consolidated entity's strategy of growth by acquisition exposes it to additional risks. Acquisition risks are principally managed by the consolidated entity's controls over the due diligence and subsequent integration processes. The consolidated entity has experienced due diligence teams in each of the divisions and has documented minimum requirements for carrying out due diligence.

FINANCIAL RISK MANAGEMENT

The activities of the consolidated entity expose it to financial risks such as market risk (including currency risk, cash flow and fair value interest rate risk and price risk), credit risk and liquidity risk. The consolidated entity's risk management framework recognises the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

The key objectives of the consolidated entity's asset and liability management strategy are to ensure sufficient liquidity is maintained at all times to meet the consolidated entity's obligations, including its settlement of insurance liabilities and, within these parameters, to optimise investment returns for policyholders and shareholders.

(A) Market risk

(i) Currency risk

The consolidated entity is exposed to foreign currency risk in respect of its net foreign currency exposures. This risk is managed as follows.

- Each controlled entity manages the volatility arising from changes in foreign exchange rates by matching liabilities with assets of the same currency, thus ensuring that any exposures to overseas currencies are minimised.
- Forward foreign exchange contracts are used to protect residual currency positions. These forward foreign exchange contracts are accounted for in accordance with the derivatives accounting policy set out in note 1(N).
- The consolidated entity manages the foreign currency exposures arising from the revaluation of net investments in foreign operations to Australian dollars using either foreign currency interest bearing liabilities designated as hedging instruments or forward foreign exchange contracts designated as hedging instruments.

Those arrangements which meet the hedging criteria set out under AASB 139 are accounted for in accordance with the accounting policy provided in note 1(O). The effectiveness of the currency management processes and the related use of derivatives is actively monitored by the Group treasurer and Group chief financial officer.

The risk management process covering forward foreign exchange contracts and hedges involves close senior management scrutiny, including regular board and other management reporting. All forward foreign exchange contracts and hedge transactions are subject to delegated authority levels provided to management, and the levels of exposure are reviewed on an ongoing basis.

All instruments that are designated as hedges are tested for effectiveness on both a prospective and retrospective basis. These tests are performed at least quarterly.

(ii) Cash flow and fair value interest rate risk

The consolidated entity is exposed to interest rate risk arising on interest bearing assets. Assets with floating rate interest expose the consolidated entity to cash flow interest rate risk. Fixed interest rate assets expose the consolidated entity to fair value interest rate risk. The consolidated entity's strategy is to invest in high quality, liquid fixed interest securities and cash and to actively manage duration. The investment portfolios are actively managed to achieve a balance between cash flow interest rate risk and fair value interest rate risk bearing in mind the need to meet the liquidity requirements of the insurance business.

The consolidated entity is also exposed to interest rate risk arising from long term interest bearing liabilities.

Eurobonds issued at variable interest rates expose the consolidated entity to cash flow interest rate and foreign currency risk. The consolidated entity manages this cash flow interest rate risk by using floating to fixed cross currency interest rate swaps, details of which are set out in note 22.

The consolidated entity is exposed to fair value interest rate and currency risk in respect of ABC securities and exposed to cash flow interest rate risk on the ABC financial assets pledged. The consolidated entity manages these risks by using floating to fixed interest rate swaps and floating to fixed cross currency interest rate swaps, details of which are set out in note 35.

All other long term interest bearing liabilities are generally fixed interest rate borrowings valued at amortised cost and therefore do not expose the entity to cash flow or fair value interest rate risk.

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each significant class of interest bearing financial asset and liability is provided on the opposite page.

FINANCIAL RISK MANAGEMENT CONTINUED

2005		FLOATING INTEREST RATE	FIXED INTEREST RATE MATURING IN 1 YEAR OR LESS	1 TO 2 YEARS	2 TO 3 YEARS	3 TO 4 YEARS	4 TO 5 YEARS	OVER 5 YEARS	TOTAL
(i) Net interest bearing financial assets (excluding ABC financial assets and ABC securities)									
Interest bearing securities	$M	3,100	9,376	1,803	526	217	360	447	15,829
Weighted average interest rate	%	4.3	4.7	4.8	5.0	5.4	5.5	5.8	4.7
Financial liabilities	$M	(400)	–	–	–	(404)	(344)	(982)	(2,130)
Weighted average interest rate	%	5.8	–	–	–	5.7	8.8	3.4	5.2
Net interest bearing financial assets	$M	2,700	9,376	1,803	526	(187)	16	(535)	13,699
(ii) ABC financial assets and ABC securities									
ABC financial assets pledged for funds at Lloyd's[1]	$M	–	–	–	750	282	–	–	1,032
Weighted average interest rate	%	–	–	–	3.5	3.2	–	–	3.4
ABC securities for funds at Lloyd's	$M	–	–	–	(720)	(295)	–	–	(1,015)
Weighted average interest rate	%	–	–	–	4.8	4.7	–	–	4.8
Net ABC financial assets and ABC securities	$M	–	–	–	30	(13)	–	–	17

(1) Weighted average interest rate is net of swap income.

2004		FLOATING INTEREST RATE	FIXED INTEREST RATE MATURING IN 1 YEAR OR LESS	1 TO 2 YEARS	2 TO 3 YEARS	3 TO 4 YEARS	4 TO 5 YEARS	OVER 5 YEARS	TOTAL
(i) Net interest bearing financial assets (excluding ABC financial assets and ABC securities)									
Interest bearing securities	$M	2,542	6,055	1,792	1,035	181	180	654	12,439
Weighted average interest rate	%	3.8	4.4	4.7	5.0	5.0	4.6	4.8	4.4
Financial liabilities	$M	–	–	–	–	–	(427)	(1,378)	(1,805)
Weighted average interest rate	%	–	–	–	–	–	5.6	4.7	4.9
Net interest bearing financial assets	$M	2,542	6,055	1,792	1,035	181	(247)	(724)	10,634
(ii) ABC financial assets and ABC securities									
ABC financial assets pledged for funds at Lloyd's[1]	$M	–	–	–	–	703	295	–	998
Weighted average interest rate	%	–	–	–	–	3.5	3.2	–	3.4
ABC securities for funds at Lloyd's	$M	–	–	–	–	(691)	(277)	–	(968)
Weighted average interest rate	%	–	–	–	–	4.8	4.7	–	4.8
Net ABC financial assets and ABC securities	$M	–	–	–	–	12	18	–	30

(1) Weighted average interest rate is net of swap income.

FINANCIAL RISK MANAGEMENT CONTINUED

	2005 $M	2004 $M
(iii) Reconciliation of net financial assets to net assets		
Net financial assets		
Interest bearing	**13,699**	10,634
ABC financial assets pledged for funds at Lloyd's	**1,032**	998
ABC securities for funds at Lloyd's	**(1,015)**	(968)
Non-interest bearing and other	**1,401**	2,136
Net insurance liabilities	**(11,267)**	(9,854)
Net non-financial assets	**1,309**	1,146
Net assets	**5,159**	4,092

The potential impact of movements in interest rates on the consolidated entity's income statement and balance sheet in relation to the valuation of financial assets is summarised in note 5(D).

(iii) Price risk
The consolidated entity is exposed to price or market value risk on its investment in equities and fixed interest securities and uses forward contracts and options to manage this exposure. The risk management processes over these forward contracts and options are the same as those explained in note 5(A)(i) in respect of forward foreign currency contracts.

Equities are held mainly against shareholders' funds. At 31 December 2005, 3.7% (2004 8.9%) of the consolidated entity's financial assets were held in listed equities. The potential impact of movements in the market value of equities on the consolidated entity's income statement and balance sheet was therefore immaterial as shown in note 5(D).

(B) Credit risk
Credit risk exposures are calculated regularly and compared with authorised credit limits before further transactions are undertaken with each counterparty.

77% (2004 74%) of total financial assets and cash is with counterparties having a Moody's rating of Aa3 or better. The consolidated entity does not expect any investment counterparties to fail to meet their obligations given their strong credit ratings and therefore does not require collateral or other security to support derivatives. The consolidated entity only uses derivatives in highly liquid markets.

(C) Liquidity risk
In addition to treasury cash held for working capital requirements, a minimum percentage of the consolidated entity's total financial assets is held in liquid, short term money market securities to ensure there are sufficient liquid funds available to meet obligations. Details of the consolidated entity's financial assets are provided in note 13. At 31 December 2005, the mean term of cash and fixed interest investments was 0.6 years (2004 0.6 years).

The consolidated entity limits the risk of liquidity shortfalls resulting from a mismatch in the timing of claims payments and receipt of claims recoveries by negotiating cash call clauses in reinsurance contracts and seeking accelerated settlements for large claims.

(D) Impact of changes in key variables

		FINANCIAL IMPACT[1]	
	MOVEMENT IN VARIABLE %	PROFIT (LOSS) $M	EQUITY $M
Interest rate movement – impact on fair value of fixed interest securities	+1	(66)	(66)
	−1	66	66
Market value of equities	+1	5	5
	−1	(5)	(5)

(1) Determined at the consolidated entity level net of taxation at the prima facie rate of 30%.

REVENUE

	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Premium revenue				
Direct	–	–	**7,076**	6,583
Inward reinsurance	–	–	**2,095**	1,988
	–	–	**9,171**	8,571
Other revenue				
Reinsurance and other recoveries	–	–	**2,327**	1,171
Interest and dividend income	**520**	1,940	**616**	549
Foreign exchange gains	–	–	**3**	51
	520	1,940	**2,946**	1,771
Net fair value gains on financial assets[1]	–	–	**216**	88
Realised gain on sale of controlled entities	**629**	–	**11**	–
Investment income – ABC financial assets pledged for funds at Lloyd's	**48**	48	**84**	40
Revenue	**1,197**	1,988	**12,428**	10,470

(1) Consolidated includes realised gains of $155 million (2004 $23 million).

PROFIT BEFORE INCOME TAX

(A) Profit before income tax (consolidated)

	NOTE	2005 $M	2004 $M
Gross written premium		**9,408**	8,766
Unearned premium movement		**(237)**	(195)
Gross earned premium		**9,171**	8,571
Outward reinsurance premium		**(1,785)**	(1,781)
Deferred reinsurance premium movement		–	(9)
Outward reinsurance premium expense		**(1,785)**	(1,790)
Net earned premium		**7,386**	6,781
Gross claims incurred		**(6,744)**	(5,327)
Reinsurance and other recoveries		**2,327**	1,171
Net claims incurred	9	**(4,417)**	(4,156)
Net commission		**(1,251)**	(1,184)
Other acquisition costs		**(428)**	(439)
Underwriting and other expenses		**(482)**	(405)
		(6,578)	(6,184)
Underwriting profit		**808**	597
Investment income on policyholders' funds		**480**	331
Insurance profit		**1,288**	928
Investment income on shareholders' funds		**238**	188
Amortisation of intangibles and impairment of goodwill/intangibles		**(3)**	(1)
Profit before income tax		**1,523**	1,115

PROFIT BEFORE INCOME TAX CONTINUED

(B) Net investment and other income

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Dividends from controlled entities	**445**	1,867	**–**	–
Dividends from non-related entities	**–**	–	**41**	52
Interest received or receivable from controlled entities	**65**	58	**–**	–
Interest received or receivable from non-related entities	**1**	1	**567**	483
Other investment income	**9**	14	**8**	14
Interest and dividend income	**520**	1,940	**616**	549
Investment income - ABC financial assets pledged for funds at Lloyd's	**48**	48	**84**	40
Realised gains - equities	**–**	–	**94**	54
Realised gains (losses) - fixed interest and other	**–**	–	**61**	(31)
Unrealised gains - equities	**–**	–	**35**	47
Unrealised gains - fixed interest and other	**–**	–	**26**	18
Realised gains on sale of controlled entity	**629**	–	**11**	–
Foreign exchange gains	**–**	–	**3**	51
Investment and other income	**1,197**	1,988	**930**	728
Expenses - ABC securities for funds at Lloyd's	**(45)**	(45)	**(101)**	(83)
Finance costs paid or payable to controlled entities	**(49)**	(39)	**–**	–
Finance costs paid or payable to non-related entities	**(44)**	(37)	**(96)**	(94)
Investment expenses	**(1)**	(4)	**(15)**	(32)
Foreign exchange losses	**(5)**	(47)	**–**	–
Net investment and other income	**1,053**	1,816	**718**	519
Investment income on policyholders' funds			**480**	331
Investment income on shareholders' funds			**238**	188
Net investment and other income			**718**	519

(C) Other expenses

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Net commission	**–**	–	**1,251**	1,184
Other acquisition costs	**–**	–	**428**	439
Underwriting and other expenses	**–**	–	**482**	405
Investment expenses	**1**	4	**15**	32
Amortisation of intangibles	**–**	–	**3**	1
Foreign exchange losses	**5**	47	**–**	–
Other expenses	**6**	51	**2,179**	2,061

(D) Specific items

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Defined contribution superannuation plan expense	**–**	–	**24**	24
Payments on operating leases	**–**	–	**31**	23
Depreciation of assets	**–**	–	**40**	53

INCOME TAX

(A) Reconciliation of prima facie tax to income tax expense

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Profit before income tax	**1,053**	1,816	**1,523**	1,115
Prima facie tax payable at 30%	**316**	545	**457**	335
Tax effect of permanent differences:				
Untaxed dividends	**(335)**	(563)	**(11)**	(15)
Differences in tax rates	**15**	9	**(1)**	(11)
Other, including non-allowable expenses and non-taxable income	**(2)**	(8)	**(20)**	(31)
Prima facie tax adjusted for permanent differences	**(6)**	(17)	**425**	278
Overprovision in prior years	**(1)**	(1)	**-**	(27)
Income tax (credit) expense	**(7)**	(18)	**425**	251
Analysed as follows:				
Current tax	**(15)**	(12)	**486**	153
Deferred tax	**9**	(5)	**(61)**	125
Overprovision in prior years[1]	**(1)**	(1)	**-**	(27)
	(7)	(18)	**425**	251

(1) Overprovision in prior years includes current and deferred tax components.

(B) Tax consolidation

Effective 1 January 2003, the company became the head entity in a tax-consolidated group comprising the company and all of its Australian wholly owned controlled entities ("Australian entities") and the requirements of the relevant accounting standards have been applied.

The directors of the company and its Australian entities have entered into a tax sharing and tax funding agreement that requires the Australian entities to make contributions to the company for current tax liabilities and deferred tax balances in respect of tax losses arising from external transactions occurring after the implementation of tax consolidation. The contributions are allocated by reference to the notional taxable income of each Australian entity.

The company has formally notified the Australian Taxation Office that the tax consolidation regime has been adopted by the Australian entities.

Details of franking credits available to shareholders are shown in note 25(D).

CLAIMS INCURRED (CONSOLIDATED)

(A) Claims analysis

	2005 $M	2004 $M
Gross claims incurred and related expenses		
Direct	**4,384**	3,962
Inward reinsurance	**2,360**	1,365
	6,744	5,327
Reinsurance and other recoveries		
Direct	**1,125**	843
Inward reinsurance	**1,202**	328
	2,327	1,171
Net claims incurred	**4,417**	4,156

(B) Claims development

Current year claims relate to risks borne in the current reporting year. Prior year claims relate to a reassessment of the risks borne in all previous reporting years.

	2005			2004		
	CURRENT YEAR $M	PRIOR YEARS $M	TOTAL $M	CURRENT YEAR $M	PRIOR YEARS $M	TOTAL $M
Gross claims incurred and related expenses						
Undiscounted	**7,533**	**(651)**	**6,882**	5,808	(205)	5,603
Discount	**(659)**	**521**	**(138)**	(541)	265	(276)
	6,874	**(130)**	**6,744**	5,267	60	5,327
Reinsurance and other recoveries						
Undiscounted	**2,458**	**(33)**	**2,425**	1,322	(65)	1,257
Discount	**(233)**	**135**	**(98)**	(153)	67	(86)
	2,225	**102**	**2,327**	1,169	2	1,171
Net claims incurred						
Undiscounted	**5,075**	**(618)**	**4,457**	4,486	(140)	4,346
Discount	**(426)**	**386**	**(40)**	(388)	198	(190)
	4,649	**(232)**	**4,417**	4,098	58	4,156

The development of net undiscounted outstanding claims for the five most recent accident years is shown in note 20.

CASH AND CASH EQUIVALENTS

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Cash at bank and in hand	**12**	4	**317**	349
Overnight money	**2**	5	**162**	253
Cash management trusts	**–**	–	**129**	252
Term deposits	**–**	–	**416**	224
Commercial paper	**–**	–	**37**	43
	14	9	**1,061**	1,121

Included in cash and cash equivalents are amounts totalling $31 million (2004 $107 million) not available for use by the consolidated entity which are held within Lloyd's syndicates as funds at Lloyd's.

RECEIVABLES – CURRENT

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Trade debtors				
Premium[1]	**–**	–	**917**	736
Reinsurance and other recoveries[2]	**–**	–	**547**	565
Unclosed premium	**–**	–	**1,412**	1,273
	–	–	**2,876**	2,574
Other debtors	**–**	1	**505**	404
Treasury receivables	**27**	46	**2**	2
Investment receivables	**10**	5	**224**	166
Amounts due from controlled entities	**1,891**	3,391	**–**	–
	1,928	3,443	**3,607**	3,146

(1) Premium receivable is net of a provision for impairment of $52 million (2004 $37 million).
(2) Reinsurance and other recoveries are net of a provision for impairment of $87 million (2004 $75 million).
(3) A provision for impairment of reinsurance and other recoveries on outstanding claims of $152 million (2004 $88 million) is included in note 20.

22

DEFERRED INSURANCE COSTS (CONSOLIDATED)

	2005 $M	2004 $M
Deferred reinsurance premium	**582**	566
Deferred net commission	**653**	586
Deferred acquisition costs	**211**	206
	1,446	1,358

	DEFERRED NET COMMISSION $M	DEFERRED ACQUISITION COSTS $M
Deferred costs at 1 January 2004	463	170
Acquisitions	70	15
Costs deferred in financial year	507	182
Amortisation of costs deferred in previous financial years	(456)	(159)
Foreign exchange	2	(2)
Deferred costs at 31 December 2004	586	206
Acquisitions	25	–
Costs deferred in financial year	570	182
Amortisation of costs deferred in previous financial years	(528)	(174)
Foreign exchange	–	(3)
Deferred costs at 31 December 2005	653	211

23

FINANCIAL ASSETS

(A) Financial assets at fair value through the income statement

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Short term money	**40**	–	**8,292**	5,482
Government bonds	**–**	–	**3,866**	2,848
Corporate bonds	**–**	–	**1,919**	2,396
Floating rate notes and other	**–**	–	**1,634**	1,698
Fixed interest trusts	**–**	–	**68**	5
Mortgages	**–**	–	**50**	10
	40	–	**15,829**	12,439
Equities				
Listed	**–**	–	**654**	1,333
Unlisted	**–**	–	**33**	50
Equity derivatives (forward contracts)	**–**	–	**(13)**	–
	–	–	**674**	1,383
	40	–	**16,503**	13,822
Current	**40**	–	**9,411**	6,548
Non-current	**–**	–	**7,092**	7,274
	40	–	**16,503**	13,822

ABC financial assets pledged for funds at Lloyd's are not included in this analysis. Details of ABCs are included in note 35(C).

FINANCIAL ASSETS CONTINUED

(B) Unlisted equities

The fair value movement in unlisted equities was a gain of $4.3 million (2004 $nil).

(C) Investments maturing within 12 months

Non-current investments include amounts maturing within 12 months of $1,722 million (2004 $1,408 million) which, in the normal course of business, will be reinvested and not used for working capital.

(D) Charges over investments and other assets

A controlled entity has given fixed and floating charges over certain of its investments and other assets in order to secure the obligations of the consolidated entity's corporate members at Lloyd's of London as described in note 31. Details of the fixed and floating charges over ABC financial assets pledged for funds at Lloyd's are provided in note 35(C).

INVESTMENT PROPERTIES (CONSOLIDATED)

	2005 $M	2004 $M
At 1 January	**32**	38
Additions	**4**	–
Disposals	**(2)**	(8)
Fair value (losses) gains	**(1)**	2
At 31 December	**33**	32

The principal investment properties are valued by the directors based on the independent valuation of various qualified employees of Knight Frank (Australia) Pty Limited. Minor investment properties are included at the independent valuation of other licensed valuers.

All investment properties were valued on the basis of capitalisation of net market rentals allowing for costs of reletting, having regard to comparable on-market sales and discounted future cash flows.

DERIVATIVE FINANCIAL INSTRUMENTS

(A) Derivative financial instruments – fair value

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Current assets				
Forward foreign exchange contracts	**11**	1	**69**	66
Eurobonds swaps	**–**	–	**13**	12
	11	1	**82**	78
Current liabilities				
Forward foreign exchange contracts	**(4)**	(8)	**(35)**	(53)
	7	(7)	**47**	25

Swaps relating to ABC securities are included in note 35(C).

DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

(i) Foreign currency risk

Foreign currency risk arises from the translation of net investments in foreign operations to Australian dollars, being both the presentation currency for the consolidated entity and the functional currency of the parent entity. The consolidated entity uses foreign currency interest bearing liabilities and forward foreign exchange contracts to mitigate this risk.

The consolidated entity is also exposed to foreign currency risk on its net position in foreign currencies arising from foreign currency transactions. The consolidated entity uses derivatives to help manage this exposure by entering into forward foreign exchange contracts, some of which involve the exchange of two foreign currencies according to the needs of controlled foreign entities.

Contractual amounts for foreign exchange derivatives outstanding at the balance date include forward foreign exchange contracts to purchase $6,778 million (2004 $5,162 million).

The maturity profile of these derivatives is as follows:

	2005 $M	2004 $M
Less than one year	**6,766**	4,962
More than one but less than five years	**–**	–
More than five years	**12**	200
	6,778	5,162

(ii) Market risk

The consolidated entity is exposed to market risk on its investment in equities and fixed interest securities and uses forward contracts and options to help manage this exposure. All derivative positions entered into by the consolidated entity are for economic hedging purposes but do not, in all cases, meet the criteria for hedge accounting. Contractual amounts for written options outstanding at the balance date were $nil (2004 $nil). There were no amounts outstanding for purchased options (2004 $12 million).

The derivative risk management process is subject to regular internal audit and close senior management scrutiny, including regular board and other management reporting. All derivative transactions are subject to authority levels provided to management and the levels of exposure are reviewed on an ongoing basis.

(B) Hedging arrangements

The consolidated entity has designated the following derivatives as hedges:

TYPE OF HEDGE	DESCRIPTION OF INSTRUMENT	NATURE OF RISKS	FAIR VALUE 2005 $M	FAIR VALUE 2004 $M
Fair value	Interest rate swaps – ABC securities (due 2008)	Changes in fair value of financial liability due to interest rate risk	**(28)**	–
Cash flow	Cross currency interest rate swaps – Eurobonds	Variability of functional currency cash flows due to interest rate and foreign currency risk	**13**	12
Cash flow	Cross currency interest rate swaps – ABC securities (due 2009)	Variability of functional currency cash flows due to interest rate and foreign currency risk	**(1)**	–
Net investments in foreign operations	Forward foreign exchange contracts – spot component	Currency risk	**(21)**	117

At the balance date, $nil (2004 $908 million) non-derivative interest bearing liabilities were designated as hedges of net investments in foreign operations. During 2005, these hedging instruments were replaced as hedges by forward foreign exchange contracts.

INVESTMENTS IN CONTROLLED ENTITIES

	COUNTRY OF INCORPORATION/FORMATION	EQUITY HOLDING 2005 %	EQUITY HOLDING 2004 %
(A) Parent entity			
QBE Insurance Group Limited	Australia		
(B) Controlled entities			
AIS Green Slip Group Pty Limited	Australia	**100.00**	100.00
Atlasz Real Estate and Management Company Limited	Hungary	**100.00**	100.00
Atlasz Utasbiztositási Egyes Ügynöki Kft	Hungary	**100.00**	100.00
Australian Aviation Underwriting Pool Pty Limited	Australia	**100.00**	100.00
Bankside Insurance Holdings Limited (in liquidation)	UK	**100.00**	100.00
Bankside Underwriting Agencies Limited (in liquidation)	UK	**100.00**	100.00
BIDV – QBE Insurance Company Limited[1]	Vietnam	**50.00**	50.00
British Marine Holdings Limited	UK	**100.00**	–
British Marine Holdings SA	Luxembourg	**100.00**	–
British Marine Holdings II SA	Luxembourg	**100.00**	–
British Marine Luxembourg SA	Luxembourg	**100.00**	–
British Marine Managers Limited	UK	**100.00**	–
CHU Underwriting Agencies Pty Ltd	Australia	**100.00**	100.00
Concord Accident and Health Underwriting Agencies Pty Limited[1]	Australia	**49.90**	49.90
Concord Accident and Health Underwriting Agencies (SA) Pty Limited[1]	Australia	**49.90**	49.90
Concord Sports Insurance Agencies Pty Limited[1]	Australia	**49.90**	49.90
Concord Underwriting Agencies (NSW) Pty Limited[1]	Australia	**49.90**	49.90
Concord Underwriting Agencies (SA) Pty Limited[1]	Australia	**49.90**	49.90
Concord Underwriting Agencies Pty Limited[1]	Australia	**49.90**	49.90
Compania Central de Seguros SA	Colombia	**97.00**	–
Compania Internationale de Asigurari QBE ASITO SA	Moldova	**72.60**	72.60
Corporate Underwriting Agencies Pty Ltd	Australia	**100.00**	100.00
DA Constable Syndicate (Ireland) Limited	Ireland	**100.00**	100.00
DA Constable Syndicate Limited	UK	**100.00**	100.00
DA Constable Syndicate Pty Limited	Australia	**100.00**	100.00
Energy Insurance Services Limited	UK	**100.00**	100.00
Ensign Dedicated 1 Limited	UK	**100.00**	100.00
Ensign Holdings Limited	UK	**100.00**	100.00
Ensign Plus Insurance Services Limited (in liquidation)	UK	**100.00**	100.00
Equator Investments Pty Limited	Australia	**100.00**	100.00
Equator Reinsurances Limited	Bermuda	**100.00**	100.00
European Claims Organisation Limited (in liquidation)	UK	**100.00**	100.00
FAI Insurances (Fiji) Limited	Fiji	**100.00**	100.00
Greenhill Baia Underwriting GmbH	Germany	**100.00**	–
Greenhill International Insurance Holdings Limited	UK	**100.00**	–
Greenhill Sturge Underwriting Limited	UK	**100.00**	–
Greenhill Underwriting Espana Limited	UK	**100.00**	–
Hyfield Company Limited[1]	Thailand	**49.00**	49.00
Icon Schemes Limited	UK	**100.00**	100.00
Insurance Consult SRL	Moldova	**100.00**	100.00
Invivo Medical Pty Ltd	Australia	**50.00**	–
Iron Trades Management Services Ltd	UK	**100.00**	100.00
Limit (Insurance and Reinsurance) Services Limited (in liquidation)	UK	**100.00**	100.00
Limit Corporate Members Limited	UK	**100.00**	100.00
Limit Holdings Limited	UK	**100.00**	100.00

INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

	COUNTRY OF INCORPORATION/FORMATION	EQUITY HOLDING 2005 %	2004 %
Limit No 1 Limited	UK	**100.00**	100.00
Limit No 2 Limited	UK	**100.00**	100.00
Limit No 3 Limited	UK	**100.00**	100.00
Limit No 4 Limited	UK	**100.00**	100.00
Limit No 5 Limited	UK	**100.00**	100.00
Limit No 6 Limited	UK	**100.00**	100.00
Limit No 7 Limited	UK	**100.00**	100.00
Limit No 10 Limited	UK	**100.00**	100.00
Limit plc	UK	**100.00**	100.00
Limit Properties Limited	UK	**100.00**	100.00
Limit Technology and Commercial Underwriting Limited	UK	**100.00**	100.00
Limit Underwriting Limited	UK	**100.00**	100.00
Mantis Reef Limited[2]	Cayman Is	**–**	–
Mantis Reef Pledge Limited[2]	Cayman Is	**–**	–
Mantis Reef II Limited[2]	Cayman Is	**–**	–
Mantis Reef II Pledge Limited[2]	Cayman Is	**–**	–
MBP Holdings Limited	UK	**100.00**	–
MiniBus Plus Limited	UK	**100.00**	–
Minster Court Asset Management Limited	UK	**100.00**	100.00
MMIA Pty Limited	Australia	**100.00**	100.00
MMNSW Pty Limited	Australia	**100.00**	100.00
MMWC Pty Limited	Australia	**100.00**	100.00
National Credit Insurance (Brokers) NZ Limited	NZ	**100.00**	–
National Credit Insurance (Brokers) Pty Ltd	Australia	**100.00**	–
National Farmers Union Property and Casualty Company	US	**100.00**	–
Pitt Nominees Pty Limited	Australia	**100.00**	100.00
PT Asuransi QBE Pool Indonesia	Indonesia	**60.00**	60.00
QBE (PNG) Pty Limited	PNG	**100.00**	100.00
QBE (Singapore) Pte Ltd	Singapore	**100.00**	100.00
QBE Aseguradora de Riesgos del Trabajo SA	Argentina	**83.00**	83.00
QBE Atlasz Biztosító zrt	Hungary	**100.00**	100.00
QBE Australia Pty Limited	Australia	**100.00**	100.00
QBE Brasil Seguros SA	Brazil	**100.00**	100.00
QBE Corporate Capital Holdings plc	UK	**100.00**	100.00
QBE Corporate Holdings Ltd	UK	**100.00**	100.00
QBE Corporate Limited	UK	**100.00**	100.00
QBE Employee Share Trust[2]	Australia	**–**	–
QBE Equities Pty Limited	Australia	**100.00**	100.00
QBE Finance Pty Limited	Australia	**100.00**	100.00
QBE Funding Limited	Jersey	**100.00**	100.00
QBE Funding II Limited	Jersey	**100.00**	100.00
QBE Funding III Limited	Jersey	**100.00**	100.00
QBE Funding Trust[2]	US	**–**	–
QBE Funding Trust II[2]	US	**–**	–
QBE Funding Trust III[2]	US	**–**	–
QBE Holdings (UK) Limited	UK	**100.00**	100.00
QBE Holdings Inc	US	**100.00**	100.00
QBE Hongkong & Shanghai Insurance Limited	Hong Kong	**74.47**	74.47

INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

	COUNTRY OF INCORPORATION/FORMATION	EQUITY HOLDING 2005 %	2004 %
QBE Insurance (Australia) Limited	Australia	**100.00**	100.00
QBE Insurance (Europe) Limited	UK	**100.00**	100.00
QBE Insurance (Fiji) Limited	Fiji	**100.00**	100.00
QBE Insurance (Hong Kong) Limited (in liquidation)	Hong Kong	**100.00**	100.00
QBE Insurance (International) Limited	Australia	**100.00**	100.00
QBE Insurance (Malaysia) Berhad	Malaysia	**51.00**	51.00
QBE Insurance (Philippines) Inc	Philippines	**59.00**	59.00
QBE Insurance (PNG) Limited	PNG	**100.00**	100.00
QBE Insurance (Thailand) Co Ltd[1]	Thailand		
Thai resident entities		**23.67**	23.67
Non-Thai resident entities		**24.87**	24.87
QBE Insurance (Vanuatu) Limited	Vanuatu	**100.00**	100.00
QBE Insurance Company (UK) Limited	UK	**100.00**	100.00
QBE Insurance Corporation	US	**100.00**	100.00
QBE International (Investments) Pty Limited	Australia	**100.00**	100.00
QBE International Holdings (UK) plc	UK	**100.00**	100.00
QBE International Holdings Limited	Hong Kong	**100.00**	100.00
QBE Investments (North America) Inc	US	**100.00**	100.00
QBE Investments Pty Limited	Australia	**100.00**	100.00
QBE Irish Share Incentive Plan[2]	Ireland	**–**	–
QBE IT Services Pty Limited	Australia	**100.00**	100.00
QBE Kindlustuse Eesti AS	Estonia	**100.00**	–
QBE Makedonija[3]	Macedonia	**65.25**	65.25
QBE Management Company (Bermuda) Limited	Bermuda	**100.00**	100.00
QBE Management (UK) Limited	UK	**100.00**	100.00
QBE Management Inc	US	**100.00**	100.00
QBE Management Services Pty Ltd	Australia	**100.00**	100.00
QBE Marine Underwriting Agency Pte Limited	Singapore	**70.00**	70.00
QBE Nominees (PNG) Limited	PNG	**100.00**	100.00
QBE Nominees Pty Limited	Australia	**100.00**	100.00
QBE Pacific Insurance Limited	PNG	**100.00**	100.00
QBE Poistovna AS	Slovakia	**100.00**	100.00
QBE Re Services Pty Limited	Australia	**100.00**	100.00
QBE Reinsurance (Bermuda) Limited	Bermuda	**100.00**	100.00
QBE Reinsurance (Europe) Limited	Ireland	**100.00**	100.00
QBE Reinsurance (UK) Limited	UK	**100.00**	100.00
QBE Reinsurance Administration Pty Ltd	Australia	**100.00**	100.00
QBE Reinsurance Corporation	US	**100.00**	100.00
QBE Specialty Insurance Company	US	**100.00**	100.00
QBE UK Finance I Limited	UK	**100.00**	100.00
QBE UK Finance II Limited	UK	**100.00**	–
QBE UK Share Incentive Plan[2]	UK	**–**	–
QBE WorkAble Limited	NZ	**100.00**	100.00
QBE Workers Compensation (NSW) Limited	Australia	**100.00**	100.00
QBE Workers Compensation (SA) Limited	Australia	**100.00**	100.00
QBE Workers Compensation (VIC) Limited	Australia	**100.00**	100.00
QBEMM Pty Limited	Australia	**100.00**	100.00
QBE-UGPB Insurance[1]	Ukraine	**50.00**	50.00

INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

	COUNTRY OF INCORPORATION/FORMATION	EQUITY HOLDING 2005 %	2004 %
Queensland Insurance (Australia) Pty Limited	Australia	**100.00**	100.00
Queensland Insurance (Investments) Limited	Fiji	**100.00**	100.00
Ridgwell Fox & Partners (Underwriting Management) Limited	UK	**100.00**	100.00
Sinkaonamahasarn Company Limited[1]	Thailand	**49.00**	49.00
SRL Underwriting Limited	UK	**100.00**	100.00
Star Trust[2]	Cayman Is	**–**	–
Strakh-Consult	Ukraine	**100.00**	100.00
Sukhothai Re Consultants Limited	Thailand	**100.00**	100.00
The MiniBus & Coach Club Limited	UK	**100.00**	–
Torch Dedicated Corporate Member Limited	UK	**100.00**	100.00
Torch Insurance Services Limited (in liquidation)	UK	**100.00**	100.00
Travelon Pty Limited	Australia	**100.00**	100.00
Underwriting Marketing Services Pty Limited[1]	Australia	**49.90**	49.90
United Security Insurance Company	US	**100.00**	–
Universal Management Limited	Ireland	**100.00**	100.00
Visionex 2000 Limited	UK	**100.00**	–

(1) The following special conditions exist with respect to the consolidated entity's equity holdings.
- For accounting purposes, the consolidated entity has effective control of QBE Insurance (Thailand) Co Ltd, QBE-UGPB Insurance, BIDV-QBE Insurance Company Limited and the Concord group of companies.
- The issued share capital of Hyfield Company Limited and Sinkaonamahasarn Company Limited owned by the consolidated entity is held by various controlled entities. Other controlled entities have the right to acquire the remaining share capital.

(2) In accordance with the requirements of UIG 112: Consolidation – Special Purpose Entities, Mantis Reef Limited, Mantis Reef II Limited, Mantis Reef Pledge Limited, Mantis Reef II Pledge Limited, QBE Employee Share Trust, QBE Irish Share Incentive Plan, QBE UK Share Incentive Plan, Star Trust and the QBE Funding Trusts have been included in the consolidated financial statements.

(3) The shareholding in QBE Makedonija equates to 73.50% (2004 73.50%) of the voting rights.

(C) Change of name

CONTROLLED ENTITY	FORMER NAME
MMIA Pty Limited	Mercantile Mutual Insurance (Australia) Limited
MMNSW Pty Limited	Mercantile Mutual Insurance (NSW Workers Compensation) Pty Limited
MMWC Pty Limited	Mercantile Mutual Insurance (Workers Compensation) Limited
QBE Atlasz Biztosító zrt	QBE Atlasz Biztosító Rt
QBE Equities Pty Limited	Mercantile Equities Pty Limited
QBE Insurance (Europe) Limited	QBE International Insurance Limited
QBE UK Finance I Limited	Sandsale Limited
QBE Workers Compensation (SA) Limited	Mercantile Mutual Insurance (SA Workers Compensation) Limited
QBE Workers Compensation (VIC) Limited	Mercantile Mutual Worksure Limited
QBEMM Pty Limited	QBE Mercantile Mutual Limited
QBE (Singapore) Pte Ltd	QBE Insurance (Singapore) Pte Ltd

INVESTMENTS IN CONTROLLED ENTITIES CONTINUED

(D) Minority interest in controlled entities (consolidated)

	2005 $M	2004 $M
Ordinary share capital	**57**	57
Reserves	**(6)**	(15)
Retained profits	**15**	18
	66	60

(E) Equity

All equity in controlled entities is held in the form of shares or through contractual arrangements.

(F) Acquisitions

The following entities were acquired during the financial year:

- On 8 April 2005, a wholly owned entity acquired QBE Kindlustuse Eesti AS (formerly Nordicum Kindlustuse Eesti AS), a general insurance business in Estonia.
- On 29 April 2005, a wholly owned entity acquired an underwriting agency, Greenhill Underwriting Group, which operates in France, Germany and Spain producing property and liability insurance for the London market.
- On 31 May 2005, a wholly owned entity acquired Compania Central de Seguros SA, a general insurance business in Colombia.
- On 16 August 2005, a wholly owned entity acquired MBP Holdings Limited, the holding company of a UK underwriting agency, MiniBus Plus.
- On 30 September 2005, a wholly owned entity acquired National Farmers Union Property and Casualty Company, a general insurance business in the US.
- On 23 November 2005, a wholly owned entity acquired a specialist marine insurer, British Marine Holdings Limited. The purchase price was US$199 million for net tangible assets of US$108 million.
- On 23 December 2005, a wholly owned entity acquired National Credit Insurance (Brokers) Pty Ltd.

(G) Fair value of net assets of controlled entities acquired

	2005 $M	2004 $M
Cash and current financial assets	**271**	1,311
Receivables	**113**	321
Deferred insurance costs	**36**	129
Non-current financial assets	**439**	–
Property, plant and equipment	**15**	10
Trade and other payables	**(181)**	(187)
Net outstanding claims	**(255)**	(710)
Unearned premium	**(166)**	(412)
Provision for income tax	**(3)**	(9)
Net deferred income tax	**5**	9
Other provisions	**(15)**	(6)
	259	456
Intangible assets	**307**	550
Cost of acquisitions	**566**	1,006
The net cash flow relating to acquisitions was as follows:		
Cash consideration	**536**	953
Cash and current financial assets acquired	**(136)**	(123)
Net cash paid	**400**	830

The net contribution to the consolidated net profit after income tax for current year acquisitions is $11 million (2004 $42 million).

PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

2005	FREEHOLD BUILDINGS $M	LEASEHOLD IMPROVEMENTS $M	OFFICE EQUIPMENT/ FIXTURES & FITTINGS $M	MOTOR VEHICLES $M	TOTAL $M
Cost or valuation					
At 1 January 2005	86	69	235	14	404
Acquisitions	7	1	7	–	15
Additions	–	53	25	3	81
Revaluations	(1)	–	–	–	(1)
Disposals	(1)	(9)	(55)	(3)	(68)
Foreign exchange	–	(1)	(2)	–	(3)
At 31 December 2005	91	113	210	14	428
Accumulated depreciation and impairment losses					
At 1 January 2005	–	40	171	7	218
Disposals	–	(8)	(50)	(2)	(60)
Depreciation charge for the year	–	7	31	2	40
Foreign exchange	–	–	(2)	–	(2)
At 31 December 2005	–	39	150	7	196
Carrying amount					
At 1 January 2005	86	29	64	7	186
At 31 December 2005	91	74	60	7	232

Principal owner occupied properties are valued by the directors based on the independent valuation of various qualified employees of Knight Frank (Australia) Pty Limited. Minor owner occupied properties are included at the independent valuation of other licensed valuers.

All owner occupied properties were valued on the basis of capitalisation of net market rentals allowing for costs of reletting, having regard to comparable on-market sales and discounted future cash flows.

2004	FREEHOLD BUILDINGS $M	LEASEHOLD IMPROVEMENTS $M	OFFICE EQUIPMENT/ FIXTURES & FITTINGS $M	MOTOR VEHICLES $M	TOTAL $M
Cost or valuation					
At 1 January 2004	81	65	219	13	378
Acquisitions	–	–	9	1	10
Additions	5	5	24	4	38
Revaluations	(1)	–	–	–	(1)
Disposals	–	(1)	(20)	(4)	(25)
Foreign exchange	1	–	3	–	4
At 31 December 2004	86	69	235	14	404
Accumulated depreciation and impairment losses					
At 1 January 2004	–	34	145	7	186
Disposals	–	(1)	(19)	(3)	(23)
Depreciation charge for the year	–	7	43	3	53
Foreign exchange	–	–	2	–	2
At 31 December 2004	–	40	171	7	218
Carrying amount					
At 1 January 2004	81	31	74	6	192
At 31 December 2004	86	29	64	7	186

INTANGIBLE ASSETS (CONSOLIDATED)

2005	GOODWILL $M	IDENTIFIABLE INTANGIBLES PURCHASED CAPACITY COSTS $M	OTHER $M	TOTAL $M
Cost				
At 1 January 2005	894	135	11	1,040
Acquisitions	265	–	42	307
Additions	43	3	–	46
Foreign exchange	(1)	(6)	(1)	(8)
At 31 December 2005	1,201	132	52	1,385
Amortisation and impairment losses				
At 1 January 2005	–	–	1	1
Amortisation for the year	–	–	2	2
At 31 December 2005	–	–	3	3
Carrying amount				
At 1 January 2005	894	135	10	1,039
At 31 December 2005	1,201	132	49	1,382

2004	GOODWILL $M	IDENTIFIABLE INTANGIBLES PURCHASED CAPACITY COSTS $M	OTHER $M	TOTAL $M
Cost				
At 1 January 2004	356	91	–	447
Acquisitions	539	–	11	550
Additions	–	41	–	41
Foreign exchange	(1)	3	–	2
At 31 December 2004	894	135	11	1,040
Amortisation and impairment losses				
At 1 January 2004	–	–	–	–
Amortisation for the year	–	–	1	1
At 31 December 2004	–	–	1	1
Carrying amount				
At 1 January 2004	356	91	–	447
At 31 December 2004	894	135	10	1,039

INTANGIBLE ASSETS (CONSOLIDATED) CONTINUED

(A) Identifiable intangibles

Purchased capacity costs, the most significant component of identifiable intangibles, relate to the acquisition of syndicate capacity at Lloyd's of London. Syndicate capacity is considered to have an indefinite useful life due to the planned long term commitment to, and increasing size of, the consolidated entity's operations in the Lloyd's market. The relevant cash generating unit ("CGU") is Lloyd's operating division. The recoverable amount of the purchased capacity costs is determined by reference to a value in use calculation using cash flow projections for the next five years based on the latest business plan. Purchased capacity costs have an indefinite useful life and therefore no amortisation is charged. The value in use over such a period is sufficient to validate the carrying value of the purchased capacity costs.

Other identifiable intangible assets include:

- rights to manage the Ensign business in the UK, which are being amortised over 11 years from the date of acquisition in February 2004;
- renewal rights in respect of the acquisition of Icon Schemes Limited in April 2004, which are being amortised over three years;
- insurance licences on the acquisition of National Farmers Union Property and Casualty Company in September 2005, which were deemed to have an indefinite useful life are therefore not amortised; and
- renewal rights on the acquisition of the National Farmers Union Property and Casualty Company in September 2005, which are being amortised over 20 years.

None of these is individually significant.

(B) Goodwill

The recoverable amount of all goodwill is determined by a value in use calculation using cash flow projections for the next five years based on the latest business plan. The most significant CGUs are:

- Australian operations, which includes the acquisition of the remaining 50% of the QBE Mercantile Mutual joint venture on 30 June 2004;
- QBE Insurance (Europe), which includes the acquisitions of QBE Insurance Company (UK) Limited (formerly Iron Trades) in 1999, MiniBus Plus in August 2005 and British Marine Holdings Limited in November 2005; and
- Limit, which comprises mainly the acquisition of the consolidated entity's operations at Lloyd's of London in 2000.

(C) Key assumptions

Key assumptions used in the determination of the value in use are as follows.

- Combined operating ratios from business plans are used.
- Risk adjusted discount rates are applied.
- Taxation is assumed at the relevant prima facie rate.

TRADE AND OTHER PAYABLES

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Trade payables	**–**	–	**838**	652
Amounts due to controlled entities	**1,431**	1,597	**–**	–
Other payables and accrued expenses	**12**	12	**413**	394
Treasury payables	**8**	6	**13**	11
Investment payables	**6**	4	**18**	27
	1,457	1,619	**1,282**	1,084

OUTSTANDING CLAIMS (CONSOLIDATED)

(A) Net outstanding claims

	2005 $M	2004 $M
Gross outstanding claims	**16,694**	14,172
Claims settlement costs	**365**	260
	17,059	14,432
Discount to present value	**(1,976)**	(1,827)
Gross outstanding claims provision	**15,083**	12,605
Current	**4,904**	3,670
Non-current	**10,179**	8,935
Gross outstanding claims provision	**15,083**	12,605
Reinsurance and other recoveries on outstanding claims[1]	**4,769**	3,582
Discount to present value	**(556)**	(439)
Reinsurance and other recoveries on outstanding claims	**4,213**	3,143
Current	**1,357**	805
Non-current	**2,856**	2,338
Reinsurance and other recoveries on outstanding claims	**4,213**	3,143
Net outstanding claims	**10,870**	9,462
Central estimate	**9,627**	8,404
Risk margin	**1,243**	1,058
Net outstanding claims	**10,870**	9,462

(1) Reinsurance and other recoveries on outstanding claims are shown net of a provision for impairment of $152 million (2004 $88 million).

(B) Risk margin

The process used to determine the risk margin is explained in note 3(A)(iii). The probability of adequacy at 31 December 2005 is 94% (2004 94%) which is at the high end of our internal target range of 85% to 94%.

The risk margin included in net outstanding claims is 12.9% of the central estimate (2004 12.6%).

(C) Reconciliation of movement in discounted outstanding claims provision

	2005 GROSS $M	2005 REINSURANCE $M	2005 NET $M	2004 NET $M
At 1 January	**12,605**	**(3,143)**	**9,462**	7,695
Increase in net claims incurred in current accident year	**6,874**	**(2,225)**	**4,649**	4,098
Movement in prior year claims provision	**(130)**	**(102)**	**(232)**	58
Incurred claims recognised in the income statement	**6,744**	**(2,327)**	**4,417**	4,156
Acquisitions/disposals	**387**	**(76)**	**311**	759
Net claim payments	**(4,620)**	**1,309**	**(3,311)**	(3,099)
Foreign exchange	**(33)**	**24**	**(9)**	(49)
At 31 December	**15,083**	**(4,213)**	**10,870**	9,462

22

OUTSTANDING CLAIMS (CONSOLIDATED) CONTINUED

(D) Claims development

(i) Net undiscounted outstanding claims for the five most recent accident years

	2001 $M	2002 $M	2003 $M	2004 $M	2005 $M	TOTAL $M
Estimate of net ultimate claims cost:						
At end of accident year	3,522	3,201	3,413	4,490	5,189	
One year later	3,496	3,084	3,154	4,120	–	
Two years later	3,599	3,004	2,921	–	–	
Three years later	3,737	2,965	–	–	–	
Four years later	3,753	–	–	–	–	
Current estimate of net cumulative claims cost	**3,753**	**2,965**	**2,921**	**4,120**	**5,189**	
Cumulative net payments	(2,883)	(1,975)	(1,474)	(1,566)	(873)	
Net undiscounted outstanding claims for the five most recent accident years	**870**	**990**	**1,447**	**2,554**	**4,316**	**10,177**

The estimates of net ultimate claims cost and cumulative claims payments for the five most recent accident years have been translated to Australian dollars using the closing rate of exchange at 31 December 2005.

(ii) Reconciliation of net undiscounted outstanding claims for the five most recent accident years to net outstanding claims

	TOTAL $M
Net undiscounted outstanding claims for the five most recent accident years	10,177
Outstanding claims – accident years 2000 and prior	1,734
Foreign exchange	(164)
Discount on outstanding claims	(1,420)
Claims settlement costs	365
Other	178
Net outstanding claims	**10,870**

(iii) Commentary

The claims development table is presented net of reinsurance. With operations in 41 countries, hundreds of products, various reinsurance arrangements and with the consolidated entity's risk tolerance managed on a consolidated net basis, it is not considered meaningful or practicable to provide this information other than on a consolidated net accident year basis.

Outstanding claims in respect of acquisitions are included in the estimate of net ultimate claims cost in the accident year in which the acquisition was made. The exception is increased participation in Lloyd's syndicates, where the increased share of the outstanding claims provision is allocated to the original accident year. The 2005 estimate of net ultimate claims cost includes $224 million from acquisitions in 2005.

2001 accident year deterioration was mainly the result of upgrades for US casualty risks, primarily relating to Enron, Worldcom and financial laddering claims written in European operations, and the casualty facultative portfolio written in the Americas. We ceased underwriting this business in 2002.

Favourable development of claims provisions for the 2002, 2003 and 2004 accident years was the result of our conservative claims provisioning which gave rise to the release of risk margins, and in some cases excess central estimates, as the ultimate claims costs were settled or became more certain.

22

UNEARNED PREMIUM (CONSOLIDATED)

(A) Unearned premium

	2005 M	2004 $M
At 1 January	**3,948**	3,342
Acquisitions/disposals	**166**	412
Deferral of premium on contracts written in the period	**3,849**	3,555
Earning of premium written in previous periods	**(3,667)**	(3,301)
Foreign exchange	**(9)**	(60)
At 31 December	**4,287**	3,948

(B) Net premium liabilities

	NOTE	2005 $M	2004 $M
Unearned premium		**4,287**	3,948
Deferred insurance costs	12	**(1,446)**	(1,358)
Net premium liabilities		**2,841**	2,590

(C) Expected present value of future cash flows for future claims including risk margin

	2005 $M	2004 $M
Undiscounted central estimate	**2,348**	2,232
Risk margin	**113**	103
	2,461	2,335
Discount to present value	**(280)**	(263)
Expected present value of future cash flows for future claims including risk margin	**2,181**	2,072

(D) Liability adequacy test

The probability of adequacy applied in the liability adequacy test differs from the probability of adequacy adopted in determining the outstanding claims provision. The reason for the difference is that the former is a benchmark used only to test the sufficiency of net premium liabilities whereas the latter is a measure of the adequacy of the outstanding claims provision actually carried by the consolidated entity.

AASB 1023 requires the inclusion of a risk margin in insurance liabilities, but does not prescribe a minimum level of margin. Whilst there is established practice in the calculation of the probability of adequacy of the claims provision, no such guidance exists in respect of the level of risk margin to be used in determining the adequacy of net premium liabilities. The consolidated entity has adopted a risk margin for the purposes of the liability adequacy test to produce a 75% probability of adequacy in respect of total insurance liabilities. The 75% basis is a recognised industry benchmark in Australia, being the minimum probability of adequacy required for Australian licensed insurers by APRA.

The application of the liability adequacy test in respect of the net premium liabilities identified a surplus at 31 December 2005 and 2004.

(E) Risk margin

The process used to determine the risk margin is explained in note 3(A)(iii).

The risk margin in expected future cash flows for future claims as a percentage of the central estimate is 5.5% (2004 5.2%). This is the risk margin required to give a probability of adequacy of 75% for total insurance liabilities.

22

INTEREST BEARING LIABILITIES

(A) Analysis of interest bearing liabilities

		THE COMPANY		CONSOLIDATED	
		2005 $M	2004 $M	2005 $M	2004 $M
Repayable as follows:					
Bank loans					
27 February 2006	A$400 million	**400**	–	**400**	–
Senior debt					
28 September 2009	£175 million	**409**	427	**409**	427
Eurobonds					
2 August 2010	A$150 million/£58 million	**–**	–	**149**	149
2 August 2010	A$20 million/£8 million	**–**	–	**20**	20
2 August 2010	€115 million/£70 million	**–**	–	**185**	176
		–	–	**354**	345
Hybrid securities[1]					
15 April 2022	US$201 million (2004 US$399 million)	**–**	–	**165**	294
21 September 2024	US$558 million	**–**	–	**466**	424
		–	–	**631**	718
Subordinated debt					
1 July 2023	US$250 million	**336**	315	**336**	315
Total interest bearing liabilities[2]		**1,145**	742	**2,130**	1,805
Current		**400**	–	**400**	–
Non-current		**745**	742	**1,730**	1,805
Total interest bearing liabilities[2]		**1,145**	742	**2,130**	1,805

(1) Hybrid securities are shown net of the fair value of the equity conversion option. The US dollar principal amounts shown are the outstanding amounts payable at the end of the 20 year term.

(2) ABC securities for funds at Lloyd's are not included in this analysis. Details of ABCs are included in note 35(C).

(B) Finance costs

No finance costs have been capitalised in the year (2004 $18 million).

(C) Security and facility arrangements

In the normal course of business, bank loans are made to controlled entities and secured by guarantees or letters of comfort given by the company.

The Eurobonds were issued by a controlled entity and secured by guarantees given by the company and another controlled entity. The US$250 million subordinated debt was issued by the company. The claims of bondholders pursuant to both of these interest bearing liabilities will be subordinated in right of payment to the claims of all senior creditors, including policyholders, of the relevant controlled entity.

(D) Eurobonds

A controlled entity is exposed to interest rate and currency risk in respect of its three Eurobond financing arrangements. Accordingly, the consolidated entity has entered into swap agreements which result in the consolidated entity's financial liabilities being fixed at sterling amounts until 2010, at which point the consolidated entity will be liable for the original Australian dollar and Euro amounts in the underlying financing arrangements. The facility can be extended for a further 10 years to 2020. Under the swap agreements, the variable interest rates of between 1.8% and 2.0% above the wholesale interbank rate are swapped to fixed rates of between 8.4% and 8.6% payable quaterly until 2010. The timing of the payments under the swap agreements matches the dates on which interest is payable on the underlying debt. The contracts are settled on a net basis.

The underlying financial liabilities are measured at amortised cost in original currency and translated to Australian dollars at the closing rate of exchange. The swaps are measured at fair value. The swaps are designated as cash flow hedges and have satisfied the relevant hedge effectiveness tests throughout the year and at the balance date. The gain or loss on the cash flow hedges is recognised directly in equity. Any ineffectiveness in the cash flow hedges is recognised directly in the income statement. Each financial year end, until the close out of the swap agreements in 2010, an amount is transferred from equity to the income statement to offset:

- the differential between the fixed and variable interest payments; and
- the movement in the spot rate on the financial liabilities.

During the year, a gain of $1 million (2004 loss of $5 million) was recognised in equity relating to the movements in the fair value of the swaps. During the year, a gain of $1 million (2004 loss of $3 million) was removed from equity and included in the income statement.

INTEREST BEARING LIABILITIES CONTINUED

(E) Hybrid securities

The hybrid securities are guaranteed by the company and a controlled entity. The claims of investors under these guarantees in general will rank equally with all existing and future unsecured and unsubordinated indebtedness of the company and the controlled entity. The liability component of the securities, being the obligation to make future payments of principal and interest to investors, is included in interest bearing liabilities, and the fair value of the equity conversion option is included in equity.

(i) **Hybrid securities due 2024**

In 2004, a controlled entity issued US$375 million of 20 year hybrid securities. Investors have the option to convert the security if:

- the company calls for their redemption;
- the market value of the security is less than the market value of the underlying shares in the company for five consecutive trading days; or
- certain corporate transactions occur (e.g. change in control).

In the event of conversion, up to 29 million shares will be issued.

(ii) **Hybrid securities due 2022**

In 2002, two controlled entities issued US$471 million of 20 year hybrid securities. Investors have the option to convert the security if:

- the company calls for their redemption;
- the market value of the security is less than the market value of the underlying shares in the company for two consecutive trading days; or
- certain corporate transactions occur (e.g. change in control).

In 2005, 28 million shares (2004 54 million) were issued as a result of the conversion of 24% (2004 51%) of the hybrid securities due 2022. In the event of conversion of the remaining securities, up to 31 million shares will be issued.

(F) Fair value of interest bearing liabilities

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Bank loans	**400**	–	**400**	–
Senior debt	**423**	438	**423**	438
Eurobonds	**–**	–	**358**	372
Hybrid securities	**–**	–	**1,105**	1,258
Subordinated debt	**350**	336	**350**	336
	1,173	774	**2,636**	2,404

There has been no active trading of interest bearing liabilities during 2005. The fair value has been estimated using valuation techniques based on market available data for similar debt instruments.

Hybrid securities have been valued using a convertible bond pricing model that takes into account credit spread, share price volatility, interest rates, dividends and financing costs. The ability to convert the hybrid securities is restricted by the terms and conditions included in note 22(E).

PROVISIONS – NON-CURRENT

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Long service leave	**–**	–	**18**	16
Amounts payable under acquisition agreements	**13**	27	**31**	28
Other provisions	**–**	–	**13**	10
	13	27	**62**	54

24

DEFERRED INCOME TAX

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Deferred tax assets	**–**	–	**67**	73
Deferred tax liabilities	**(10)**	(27)	**(251)**	(122)
Net	**(10)**	(27)	**(184)**	(49)

(A) Deferred tax assets – non-current

(i) The balance comprises temporary differences attributable to:

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Amounts recognised in the income statement				
Doubtful debts provision	**–**	–	**12**	11
Employee benefits	**–**	–	**39**	26
Defined benefit superannuation plans	**–**	–	**29**	47
Depreciation	**–**	–	**–**	6
Insurance provisions	**–**	–	**115**	68
Deferred tax losses recognised	**11**	5	**13**	11
Other	**3**	6	**15**	10
	14	11	**223**	179
Amounts recognised directly in equity				
Cash flow hedges	**–**	–	**7**	7
Capitalised expenses	**1**	1	**1**	1
Defined benefit superannuation plans	**–**	–	**19**	10
Employee share options	**–**	–	**17**	4
	1	1	**44**	22
	15	12	**267**	201
Set-off of deferred tax liabilities	**(15)**	(12)	**(200)**	(128)
	–	–	**67**	73

(ii) Movements:

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Balance at 1 January	**12**	23	**201**	171
Credited (charged) to the income statement	**3**	(11)	**39**	3
Credited to equity	**1**	–	**23**	15
Acquisitions	**–**	–	**5**	12
Reclassification	**(1)**	–	**(1)**	–
Balance at 31 December	**15**	12	**267**	201

(B) Tax losses

The consolidated entity has not brought to account $1 million of tax losses (2004 $4 million), which includes the benefit arising from tax losses in overseas countries. This benefit will only be brought to account when the directors believe it is probable that it will be realised. This benefit of tax losses will only be obtained if:

- the consolidated entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised;
- the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and
- no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

Included in deferred tax assets is $13 million (2004 $11 million) relating to tax losses which the directors believe will probably be realised.

24

DEFERRED INCOME TAX CONTINUED

(C) Deferred tax liabilities – non-current

(i) The balance comprises temporary differences attributable to:

	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Amounts recognised in the income statement				
Insurance provisions	**–**	–	**(373)**	(215)
Foreign currency monetary items	**(24)**	(4)	**(26)**	(11)
Financial assets – fair value movements	**–**	(2)	**(41)**	(21)
Other provisions	**–**	(33)	**–**	–
Other items	**(1)**	–	**(11)**	(3)
	(25)	(39)	**(451)**	(250)
Set-off of deferred tax assets	**15**	12	**200**	128
	(10)	(27)	**(251)**	(122)

(ii) Movements:

	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Balance at 1 January	**(39)**	(41)	**(250)**	(77)
Charged to the income statement	**14**	2	**(201)**	(170)
Acquisitions	**–**	–	**–**	(3)
Balance at 31 December	**(25)**	(39)	**(451)**	(250)

25

CONTRIBUTED EQUITY

(A) Share capital (company and consolidated)

	2005 $M	2004 $M
Issued ordinary shares, fully paid	**3,195**	2,780

	NUMBER OF SHARES 000	$M
Issued and fully paid at 1 January 2004	661,371	2,268
Shares issued under the Plan	4,030	33
Vendor options exercised	150	2
Shares issued under Dividend Reinvestment Plan	11,708	135
Shares issued under Dividend Election Plan	3,098	–
Shares issued to holders of hybrid securities	53,983	342
Shares issued under the LTI on vesting of conditional rights	269	–
Issued and fully paid at 31 December 2004	734,609	2,780
Shares issued under the Plan	3,701	30
Employee options exercised	319	4
Vendor options exercised	1,591	28
Shares issued under Dividend Reinvestment Plan	13,051	203
Shares issued under Dividend Election Plan	3,437	–
Shares issued to holders of hybrid securities	28,113	153
Shares issued under the LTI on vesting of conditional rights	472	–
Share issue expenses	–	(3)
Bonus shares	1	–
Issued and fully paid at 31 December 2005	785,294	3,195
Shares notified to the Australian Stock Exchange	793,510	3,263
Less: Plan shares subject to non-recourse loans, derecognised under AIFRS	(8,216)	(68)
Issued and fully paid at 31 December 2005	785,294	3,195

28

CONTRIBUTED EQUITY CONTINUED

Ordinary shares in the company have no par value and entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. Ordinary shareholders rank after all creditors and are entitled to any residual proceeds.

(B) Equity component of hybrid securities

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
At 1 January	**108**	–	**108**	59
Movement during the period	–	108	–	49
At 31 December	**108**	108	**108**	108

(C) Dividend Reinvestment and Dividend Election Plans

The company operates a Dividend Reinvestment Plan ("DRP") and a Dividend Election Plan ("DEP"). The directors suspended the 2.5% discount on shares issued under these plans in August 2005.

The last date for receipt of election notices applicable to the final dividend is 7 March 2006 for the DRP and 22 February 2006 for the DEP.

(D) Dividends (company and consolidated)

	2005 $M	2004 $M
Previous year final dividend paid on ordinary shares		
Franked at 50% – 15.0 cents (2004 6.6 cents)	**114**	44
Unfranked – 15.0 cents (2004 15.4 cents)	**114**	104
	228	148
Interim dividend paid on ordinary shares		
Franked at 50% – 16.5 cents (2004 12.0 cents)	**127**	82
Unfranked – 16.5 cents (2004 12.0 cents)	**127**	82
	254	164
Dividend reinvested under the Dividend Election Plan	**(55)**	(36)
Total dividend paid	**427**	276

The interim dividend of $254 million was paid on 16 September 2005. On 23 February 2006, the directors declared a 50% franked final dividend of 38.0 cents per share (2004 30.0 cents per share, 50% franked). The final dividend payout is $302 million (2004 $228 million).

The franking account balance on a tax paid basis as at the balance date was a surplus of $213 million (2004 $113 million). After taking into account the final dividend, the franking account balance will be a surplus of $148 million.

(E) Options issued to third parties

The consolidated entity has issued options to third parties in respect of acquisitions. These options are subject to performance hurdles. Details of the movements in respect of such options during the year are as follows:

GRANT DATE	EXERCISE PRICE	BALANCE AT 1 JAN 2005	EXERCISED IN THE YEAR	BALANCE AT 31 DEC 2005	EXPIRY DATE
1 December 2004	$0.00	5,000,000	2,000,000	3,000,000	30 November 2007
22 December 2004	$0.00	2,750,000	–	2,750,000	31 July 2006
		7,750,000	2,000,000	5,750,000	

The market value of the options outstanding at the balance date is $113 million (2004 $119 million), calculated by reference to the quoted market value of the underlying shares at that date. During the financial year, two million (2004 nil) options were exercised, resulting in the issue of 1,591,000 (2004 nil) shares.

23

OTHER RESERVES

(A) Reserves

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Owner occupied property revaluation reserve[1]				
At 1 January	–	–	6	7
Reversal of previous valuation increase	–	–	–	(1)
Valuation increase	–	–	2	–
At 31 December	–	–	8	6
Cash flow hedges reserve[2]				
At 1 January	–	–	(17)	(15)
Other increase	(5)	–	(5)	(3)
Deferred tax	–	–	–	1
At 31 December	(5)	–	(22)	(17)
Foreign currency translation reserve[3]				
At 1 January	–	–	(48)	–
Losses on translation	–	–	(48)	(15)
Gains (losses) on forward foreign exchange contracts	–	–	26	(85)
Other (decrease) increase	–	–	(2)	52
At 31 December	–	–	(72)	(48)
Options reserve[4]				
At 1 January	15	4	19	4
Options expense	23	11	23	11
Deferred tax	–	–	13	4
At 31 December	38	15	55	19
General reserve[5]				
At 1 January	–	–	5	5
Movement in the year	–	–	–	–
At 31 December	–	–	5	5
Realised capital profits reserve[6]				
At 1 January	–	–	6	6
Movement in the year	–	–	–	–
At 31 December	–	–	6	6
Total reserves at 31 December	33	15	(20)	(29)

(1) Used to recognise fair value movements in the carrying value of owner occupied property. Refer note 1(Q).

(2) Used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity. Refer note 1(O)(ii).

(3) Exchange gains and losses arising on translation of a foreign controlled entity and related hedging instruments are taken to the foreign currency translation reserve. Refer note 1(U). In the event of the disposal of a relevant net investment, the movement in the reserve is recognised in the income statement.

(4) Used to recognise the fair value of instruments issued as share based payments.

(5) Established prior to 1989 for general purposes.

(6) Realised capital profits arising prior to the introduction of capital gains tax in Australia.

(B) Retained profits

	NOTE	THE COMPANY 2005 $M	THE COMPANY 2004 $M	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Retained profits at 1 January		1,729	171	1,173	617
Net profit after income tax attributable to members of the company		1,060	1,834	1,091	857
Actuarial losses on defined benefit superannuation plans, net of tax	29(C)	–	–	(27)	(25)
Total available for appropriation		2,789	2,005	2,237	1,449
Dividends paid		(427)	(276)	(427)	(276)
Retained profits at 31 December		2,362	1,729	1,810	1,173

27

SHARE BASED PAYMENTS

(A) Share based remuneration plans

The company, at its 1981 AGM, approved the issue of shares from time to time under an Employee Share and Option Plan ("the Plan"), up to 5% of the issued ordinary shares in the capital of the company. Any full-time or part-time employee of the consolidated entity or equally owned joint ventures who is offered shares or options pursuant to the offer document of the Plan is eligible to participate in the Plan.

Under the Plan, ordinary shares of the company are offered at the weighted average market price during the five trading days up to the date of the offer. Likewise, the exercise price for options offered under the Plan is the weighted average market price during the five trading days up to the date of the offer.

In accordance with the terms of the Plan, interest free loans are granted to employees to subscribe for shares issued under the Plan. Prior to 20 June 2005, the terms of the loans were either personal recourse or non-recourse. With effect from 20 June 2005, only personal recourse loans are granted to employees to subscribe for shares under the Plan. The loans are repayable in certain circumstances as set out in the Plan, such as termination of employment or breach of condition.

Generally, all full-time or part-time employees of the consolidated entity with a minimum of one year's service are invited to participate in the Share Incentive Plan ("the SIP"). Under the SIP, directors can provide shares to employees without payment being made by employees. The allocation of shares is based on the period of service. The shares are purchased on market and held in trust for the employee for a minimum of three years or until cessation of employment, whichever is earlier. Further details are provided in note 27(D).

Senior management are invited to participate in the LTI scheme. Under the LTI, the directors can issue conditional rights to shares and grant options to senior management who have already achieved predetermined performance criteria. The terms of the LTI may vary to take into account the requirements and market conditions of the locations of senior management, but the general terms of the LTI conditional rights and options are set out below.

- The conditional rights entitle relevant employees to receive shares on the third anniversary of the grant of the rights. Further shares are issued in relation to the conditional rights to reflect dividends paid on ordinary shares of the company in the period commencing from the date of the grant of the conditional rights. The shares issued pursuant to the conditional rights are issued without payment being made by senior management (i.e. at a nil exercise price).
- The options are subject to the terms and conditions of the Plan. Options issued in 2004 and prior can be exercised after three years, whilst any options issued in 2005 and thereafter will generally be exercisable after five years. They must be exercised within a 12 month period of vesting. Interest free personal recourse loans are granted on the terms permitted by the Plan as described above to persons who hold options to fund the exercise of options.

The shares issued pursuant to the conditional rights and options will only be issued if the individual has remained in the company's service throughout this period (unless they leave due to redundancy, retirement through ill health or age, or death) and is not subject to disciplinary proceedings on that date.

Shareholder approval of the LTI was given in 2003 for the purpose of ASX Listing Rule 7.2.

21

SHARE BASED PAYMENTS CONTINUED

(B) Employee options

During the year, the company granted to 340 (2004 478) qualifying employees options to subscribe for 3,747,896 (2004 3,918,197) ordinary shares with a total market value of $55 million (2004 $44 million) being the quoted market price at the date the options were granted.

At 31 December 2005, 10,738,590 (2004 8,952,849) options were outstanding with an exercise price of $118 million (2004 $83 million). The market value of the options outstanding at balance date is $210 million (2004 $137 million), calculated by reference to the quoted market value of the underlying shares at that date. During the financial year, 1,517,237 (2004 1,710,906) options were exercised, resulting in the issue of 1,517,237 (2004 1,710,906) shares. Details of the number of employee options granted, exercised and forfeited or cancelled during the year, including those issued under the LTI, are as follows:

GRANT DATE	EXERCISE PRICE	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR[1]	BALANCE AT 31 DEC 2005[2]
1 June 2000	$6.53	10,000	–	(10,000)	–	–
1 July 2000	$7.62	10,000	–	(10,000)	–	–
1 October 2000	$8.63	45,730	–	(44,730)	(1,000)	–
1 November 2000	$8.90	50,000	–	(50,000)	–	–
1 January 2001	$9.76	5,000	–	(5,000)	–	–
2 April 2001	$10.72	67,728	–	(36,814)	(2,900)	28,014
25 May 2001	$10.65	335,000	–	(17,500)	–	317,500
1 June 2001	$10.69	155,000	–	–	–	155,000
10 December 2001	$7.27	965,000	–	(130,000)	(25,000)	810,000
18 March 2002	$7.49	745,070	–	(707,649)	(10,784)	26,637
14 November 2002	$7.37	100,000	–	–	–	100,000
13 March 2003	$8.04	2,755,728	1,094	(280,733)	(75,371)	2,400,718
10 April 2003	$8.04	110,884	–	–	–	110,884
3 November 2003	$10.14	10,000	–	–	–	10,000
3 March 2004	$11.08	3,263,378	–	(149,586)	(127,457)	2,986,335
3 March 2004	$8.04	209,637	–	–	–	209,637
2 April 2004	$11.08	114,694	–	–	–	114,694
3 March 2005	$14.85	–	2,960,740	(75,225)	(67,156)	2,818,359
3 March 2005	$11.08	–	207,182	–	–	207,182
3 March 2005	$8.04	–	225,043	–	–	225,043
15 March 2005	$15.13	–	135,250	–	(135,250)	–
8 April 2005	$14.85	–	118,587	–	–	118,587
12 May 2005	$14.81	–	100,000	–	–	100,000
		8,952,849	3,747,896	(1,517,237)	(444,918)	10,738,590
Weighted average exercise price		$9.22	$14.24	$8.49	$12.06	$10.96

(1) 135,250 options were issued on 15 March 2005 and were subsequently cancelled. All other options were forfeited.

(2) At 31 December 2005, 100,000 future performance options have vested and are exercisable from 27 February 2006 until 13 March 2006 at $7.37 and 26,637 LTI options have vested and are exercisable immediately at $7.49. No other options are vested and exercisable.

The weighted average share price at the date of exercise of options during the year was $15.67 (2004 $12.59). The weighted average remaining contractual life of total options outstanding at 31 December 2005 was 2.79 years (2004 2.57 years).

21.

SHARE BASED PAYMENTS CONTINUED

Employee options outstanding at 31 December 2005 are as follows:

YEAR OF EXPIRY	FUTURE PERFORMANCE	REGULAR	LTI/STI	TOTAL OPTIONS
2006	582,500	28,014	26,637	637,151
2007	810,000	–	2,603,262	3,413,262
2008	–	–	3,147,756	3,147,756
2009	100,000	–	116,992	216,992
2010	–	–	126,175	126,175
2011	–	–	3,126,004	3,126,004
2024	–	71,250	–	71,250
	1,492,500	99,264	9,146,826	10,738,590

The future performance options have been issued subject to the achievement of specific performance criteria. Examples of such criteria are provided in the directors' report.

Regular options issued under the Plan based on the achievement of past performance are exercisable at 20% per annum. If an employee is entitled to exercise options in a particular year but does not, then the employee may exercise the options in the following year. These options expire if not exercised within five years from the date of issue.

The assessed fair value at grant date of options issued during the year is in the range of $3.04 to $6.90 (2004 $1.96 to $3.61) per option. The fair value of options is determined using a binomial model. The fair value of each option is earned evenly over the period between grant and vesting.

Details of the number of options granted, exercised and forfeited or cancelled during 2004, including those issued under the LTI, are as follows:

GRANT DATE	EXERCISE PRICE	BALANCE AT 1 JAN 2004	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	CANCELLED/ FORFEITED IN THE YEAR	BALANCE AT 31 DEC 2004
1 October 1999	$5.84	196,100	–	(196,100)	–	–
1 June 2000	$6.53	20,000	–	(10,000)	–	10,000
1 July 2000	$7.62	40,000	–	(30,000)	–	10,000
1 October 2000	$8.63	101,860	–	(55,730)	(400)	45,730
1 November 2000	$8.90	50,000	–	–	–	50,000
1 January 2001	$9.76	10,000	–	(5,000)	–	5,000
2 April 2001	$10.72	121,842	–	(54,114)	–	67,728
19 April 2001	$11.45	200,000	–	(200,000)	–	–
25 May 2001	$10.65	655,000	–	(320,000)	–	335,000
1 June 2001	$10.69	155,000	–	–	–	155,000
30 June 2001	$11.50	150,000	–	(150,000)	–	–
6 July 2001	$11.20	30,000	–	(30,000)	–	–
10 December 2001	$7.27	965,000	–	–	–	965,000
28 February 2002	$7.79	24,000	–	(24,000)	–	–
18 March 2002	$7.49	804,949	–	(37,053)	(22,826)	745,070
14 November 2002	$7.37	100,000	–	–	–	100,000
13 March 2003	$8.04	3,066,865	–	(276,634)	(34,503)	2,755,728
10 April 2003	$8.04	110,884	–	–	–	110,884
3 November 2003	$10.14	10,000	–	–	–	10,000
3 March 2004	$11.08	–	3,593,866	(322,275)	(8,213)	3,263,378
3 March 2004	$8.04	–	209,637	–	–	209,637
2 April 2004	$11.08	–	114,694	–	–	114,694
		6,811,500	3,918,197	(1,710,906)	(65,942)	8,952,849
Weighted average exercise price		$8.36	$10.92	$9.68	$8.23	$9.22

SHARE BASED PAYMENTS CONTINUED

Employee options outstanding at 31 December 2004 were as follows:

YEAR OF EXPIRY	FUTURE PERFORMANCE	REGULAR	LTI/STI	TOTAL OPTIONS
2005	295,000	115,730	–	410,730
2006	600,000	67,728	455,070	1,122,798
2007	965,000	167,082	2,751,697	3,883,779
2008	–	114,915	3,322,627	3,437,542
2024	–	98,000	–	98,000
	1,860,000	563,455	6,529,394	8,952,849

(C) Conditional rights

Details of the number of employee entitlements to conditional rights to ordinary shares under the LTI granted, vested and transferred to employees during the year, are as follows:

GRANT DATE	DATE EXERCISABLE	VALUE PER RIGHT AT GRANT DATE	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	DIVIDENDS ATTACHING IN THE YEAR	VESTED AND TRANSFERRED TO EMPLOYEE IN THE YEAR	CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2005
18 March 2002	17 March 2005	$8.40	193,441	–	3,537	(194,858)	(2,120)	–
13 March 2003	13 March 2006	$9.16	250,212	445	9,915	(10,774)	(7,964)	241,834
13 March 2003	13 March 2006	$9.71	145,229	–	5,901	(2,226)	(2,182)	146,722
13 March 2003	13 March 2006	$9.56	664,341	–	24,266	(93,368)	(12,802)	582,437
10 April 2003	10 April 2006	$9.16	45,177	–	1,849	–	–	47,026
3 March 2004	2 March 2007	$11.65	81,763	–	3,346	–	–	85,109
3 March 2004	2 March 2007	$12.49	325,267	–	12,845	(14,103)	(9,204)	314,805
3 March 2004	2 March 2007	$13.24	101,372	–	4,107	(2,927)	(2,243)	100,309
3 March 2004	2 March 2007	$12.96	732,536	–	29,021	(53,152)	(18,074)	690,331
2 April 2004	1 April 2007	$12.49	43,856	–	1,795	–	–	45,651
3 March 2005	2 March 2008	$16.94	–	305,675	12,444	(9,246)	(980)	307,893
3 March 2005	2 March 2008	$17.81	–	106,760	4,323	–	(2,538)	108,545
3 March 2005	2 March 2008	$17.51	–	717,906	27,662	(91,304)	(19,802)	634,462
3 March 2005	2 March 2008	$15.30	–	84,393	3,454	–	–	87,847
3 March 2005	2 March 2008	$15.86	–	77,695	3,182	–	–	80,877
8 April 2005	7 April 2008	$16.94	–	44,470	891	–	–	45,361
			2,583,194	1,337,344	148,538	(471,958)	(77,909)	3,519,209

The weighted average share price at the date of vesting of conditional rights during the year ended 31 December 2005 was $15.87 (2004 $13.40).

The assessed fair value at grant date of conditional rights granted during the year is in the range of $15.15 to $17.81 (2004 $11.65 to $13.24) per conditional right. The fair value of conditional rights is determined using a binomial model. The fair value of each conditional right is earned evenly over the period between grant and vesting.

(D) Share Incentive Plan

The SIP was introduced during 2005 and is a global reward scheme available to eligible permanent employees who have met minimum service conditions at the annual grant date. Under the SIP, eligible employees may be offered up to $1,000 of fully paid ordinary shares in the company annually for no cash consideration. The market value of shares issued under the SIP is expensed in the period in which the shares are granted. The total number of shares issued under the SIP to participating employees in the year was 235,450 (2004 nil). The weighted average market price on the issue date was $17.09.

27

SHARE BASED PAYMENTS CONTINUED

(E) Share based payment expenses

Total expenses arising from share based payment transactions during the year included in underwriting expenses were as follows:

	CONSOLIDATED	
	2005 $M	2004 $M
Options issued under the LTI	**6**	3
Conditional rights issued under the LTI	**16**	8
Shares issued under the SIP	**4**	–
	26	11

28

DIRECTORS' AND EXECUTIVES' DISCLOSURES (COMPANY AND CONSOLIDATED)

This note discloses equity compensation for the executive director and specified executives. Disclosure of specified director and specified executive remuneration is provided in the directors' report on pages 51 to 57.

(A) Equity compensation

Details of the consolidated entity's share based remuneration plans are provided in note 27.

Set out below are the holdings of equity benefits granted as remuneration to the executive director and specified executives in the year. No equity compensation was provided to the non-executive directors.

(i) Conditional rights to ordinary shares under the LTI

The conditional rights entitle the executive director and specified executives to receive fully paid shares on the third anniversary of the grant of the rights. Notional dividends on the conditional rights accrue during the three year period. These dividends will be paid in ordinary shares in the company.

Details of conditional rights granted under the LTI during the year are:

	NUMBER OF RIGHTS GRANTED IN THE YEAR	GRANT DATE	DATE EXERCISABLE	VALUE PER RIGHT AT GRANT DATE [3]
Executive director				
FM O'Halloran	44,470	8 April 2005	7 April 2008	$16.94
Specified executives				
SP Burns[1]	17,517	3 March 2005	2 March 2008	$17.51
SP Burns[1]	23,263	3 March 2005	2 March 2008	$15.30
SP Burns[1]	20,541	3 March 2005	2 March 2008	$15.86
NG Drabsch	25,256	3 March 2005	2 March 2008	$16.94
PE Glen[2]	21,340	3 March 2005	12 April 2005	$15.15
PE Grove[1]	23,741	3 March 2005	2 March 2008	$17.51
PE Grove[1]	11,755	3 March 2005	2 March 2008	$15.30
PE Grove[1]	10,620	3 March 2005	2 March 2008	$15.86
MD ten Hove	25,015	3 March 2005	2 March 2008	$16.94
RL Jones	18,856	3 March 2005	2 March 2008	$16.94
TM Kenny	28,406	3 March 2005	2 March 2008	$17.81
V McLenaghan	18,183	3 March 2005	2 March 2008	$16.94
EG Tollifson	13,027	3 March 2005	2 March 2008	$16.94

(1) Under the terms of Limit's LTI, Mr Burns and Mr Grove are eligible to receive a portion of their long term incentive award based on the earning of prior underwriting year results. The value of the conditional rights at grant date is based on the share price in the relevant prior underwriting year.

(2) Mr Glen's employment was terminated through redundancy on 30 September 2004. Under the terms of the redundancy agreement, these conditional rights were granted on 3 March 2005 and vested on 12 April 2005.

(3) The fair value at grant date of conditional rights is calculated using a binomial model. The fair value of each conditional right is earned evenly over the three year period between grant and vesting.

DIRECTORS' AND EXECUTIVES' DISCLOSURES (COMPANY AND CONSOLIDATED) CONTINUED

Details of movements in the conditional rights to ordinary shares in the company provided as remuneration under the LTI to the executive director and specified executives are provided below:

NUMBER OF RIGHTS	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	DIVIDENDS ATTACHING IN THE YEAR	VESTED AND TRANSFERRED IN THE YEAR	BALANCE AT 31 DEC 2005
Executive director					
FM O'Halloran	89,033	44,470	4,535	–	138,038
Specified executives					
SP Burns	89,601	61,321	6,179	–	157,101
NG Drabsch	52,094	25,256	3,165	–	80,515
PE Glen[1]	–	21,340	437	(21,777)	–
PE Grove	90,342	46,116	5,585	–	142,043
MD ten Hove	–	25,015	1,024	–	26,039
RL Jones	76,332	18,856	3,548	(17,388)	81,348
TM Kenny	92,990	28,406	4,970	–	126,366
V McLenaghan	36,922	18,183	2,083	(8,586)	48,602
EG Tollifson	27,530	13,027	1,660	–	42,217

(1) Mr Glen's employment was terminated through redundancy on 30 September 2004. Under the terms of the redundancy agreement, these conditional rights were granted and vested on 12 April 2005.

(ii) LTI options

Details of options granted under the LTI during the year are:

	NUMBER OF OPTIONS GRANTED IN THE YEAR	GRANT DATE	DATE EXERCISABLE	EXPIRY DATE	EXERCISE PRICE	VALUE PER OPTION AT GRANT DATE[2]
Executive director						
FM O'Halloran	118,587	8 April 2005	8 April 2010	7 April 2011	$14.85	$3.60
Specified executives						
SP Burns[1]	46,711	3 March 2005	3 March 2010	2 March 2011	$14.85	$3.60
SP Burns[1]	62,035	3 March 2005	3 March 2010	2 March 2011	$8.04	$6.90
SP Burns[1]	54,776	3 March 2005	3 March 2010	2 March 2011	$11.08	$5.17
NG Drabsch	67,350	3 March 2005	3 March 2010	2 March 2011	$14.85	$3.60
PE Grove[1]	63,304	3 March 2005	3 March 2010	2 March 2011	$14.85	$3.60
PE Grove[1]	31,345	3 March 2005	3 March 2010	2 March 2011	$8.04	$6.90
PE Grove[1]	28,320	3 March 2005	3 March 2010	2 March 2011	$11.08	$5.17
MD ten Hove	66,707	3 March 2005	3 March 2008	2 March 2009	$14.85	$3.04
RL Jones	50,283	3 March 2005	3 March 2010	2 March 2011	$14.85	$3.60
TM Kenny	75,750	3 March 2005	3 March 2010	2 March 2011	$14.85	$3.46
V McLenaghan	48,487	3 March 2005	3 March 2010	2 March 2011	$14.85	$3.60
EG Tollifson	34,740	3 March 2005	3 March 2010	2 March 2011	$14.85	$3.60

(1) Under the terms of Limit's LTI, Mr Burns and Mr Grove are eligible to receive a portion of their long term incentive award based on the earning of prior underwriting year results. The value of the option at grant date is based on the share price in the relevant prior underwriting year.

(2) The fair value at grant date of options is calculated using a binomial model. The fair value of each option is earned evenly over the period between grant and vesting.

DIRECTORS' AND EXECUTIVES' DISCLOSURES (COMPANY AND CONSOLIDATED) CONTINUED

Details of the movements in options over ordinary shares in the company provided as remuneration under the LTI to the executive director and specified executives are provided below:

NUMBER OF OPTIONS	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	FORFEITED/ CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2005[1]
Executive director					
FM O'Halloran	225,578	118,587	–	–	344,165
Specified executives					
SP Burns	226,244	163,522	–	–	389,766
NG Drabsch	130,780	67,350	–	–	198,130
PE Grove	226,569	122,969	–	–	349,538
MD ten Hove	–	66,707	–	–	66,707
RL Jones	188,351	50,283	(40,087)	–	198,547
TM Kenny	231,965	75,750	–	–	307,715
V McLenaghan	91,891	48,487	(19,794)	–	120,584
EG Tollifson	69,073	34,740	–	–	103,813

(1) None of the options are vested and exercisable at 31 December 2005.

(iii) Future performance options

The executive director, Mr O'Halloran, has no future performance options at the balance date (2004 nil). The terms and conditions of each grant of future performance options that affect remuneration of the specified executives in this or future reporting periods are as follows:

	NUMBER OF OPTIONS GRANTED	GRANT DATE	DATE EXERCISABLE	PERFORMANCE CRITERIA
SP Burns	35,000	25 May 2001	24 May 2006	Limit to achieve an average 5% return on capacity for five years from the 2001 underwriting year.
	80,000	10 December 2001	31 March 2007	Limit to achieve an average 5% return on capacity for five years from and including the 2002 underwriting year.
NG Drabsch	100,000[1]	18 March 2002	31 March 2005	QBE Group to achieve an average annual 12.5% increase in earnings per share over three years to 31 December 2004.
PE Glen	50,000[2]	10 December 2001	31 March 2007	European company operations to achieve an average 5% insurance profit for five years from and including the 2002 underwriting year.
PE Grove	35,000	25 May 2001	24 May 2006	Limit to achieve an average 5% return on capacity for five years from the 2001 underwriting year.
	60,000	10 December 2001	31 March 2007	Limit to achieve an average 5% return on capacity for five years from and including the 2002 underwriting year.
	100,000[3]	14 November 2002	31 December 2005	Limit managed syndicates to achieve an average return on capacity of 7% or more over the years ending 2002 to 2005.
TM Kenny	30,000	1 June 2001	31 May 2006	QBE the Americas to achieve an average insurance profit of 6% for underwriting years 2001 to 2005.
	100,000	10 December 2001	31 March 2007	QBE the Americas to achieve an average insurance profit of 5% for underwriting years 2002 to 2006.
	100,000	12 May 2005	20% by December each year until 31 December 2009	QBE the Americas to achieve an average insurance profit of 7% of net earned premium for the five underwriting years commencing 1 January 2001.
EG Tollifson	100,000[1]	18 March 2002	31 March 2005	QBE Group to achieve an average annual 12.5% increase in earnings per share over three years to 31 December 2004.

(1) These options were exercised during the financial year following the achievement of the relevant performance criteria.

(2) Mr Glen's employment was terminated through redundancy on 30 September 2004. Under the terms of the redundancy agreement, he was eligible to exercise these options in March 2005.

(3) These options vested on 31 December 2005 but will only be exercisable from 27 February 2006 until 13 March 2006.

DIRECTORS' AND EXECUTIVES' DISCLOSURES (COMPANY AND CONSOLIDATED) *CONTINUED*

Details of the movements in future performance options over ordinary shares in the company provided as remuneration to the executive director and specified executives are provided below:

NUMBER OF OPTIONS	BALANCE AT 1 JAN 2005	GRANTED IN THE YEAR	EXERCISED IN THE YEAR	FORFEITED/ CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2005	VESTED AT 31 DEC 2005
Specified executives						
SP Burns	115,000	–	–	–	115,000	–
NG Drabsch	100,000	–	(100,000)	–	–	–
PE Glen[1]	50,000	–	(50,000)	–	–	–
PE Grove	195,000	–	–	–	195,000	100,000[3]
TM Kenny[2]	130,000	100,000	–	–	230,000	20,000[4]
EG Tollifson	100,000	–	(100,000)	–	–	–

(1) Mr Glen's employment was terminated through redundancy on 30 September 2004. Under the terms of the redundancy agreement, he was eligible to exercise these options in March 2005.

(2) 100,000 future performance options were granted to Mr Kenny on 12 May 2005 under the terms of an agreement entered into on 12 May 2000. The fair value of these options at grant date was $2.32. The exercise price is $14.81.

(3) These options are exercisable from 27 February 2006 until 13 March 2006.

(4) These options were exercised on 31 January 2006. The shares issued as a result of this exercise have not been sold.

(iv) Regular options

Regular options issued under the Plan are based on the achievement of past performance hurdles and are exercisable at 20% per annum. If the specified executive is entitled to exercise options in a particular year but does not, then he or she may exercise the options in the following year. These options expire if not exercised within five years from the date of issue.

Regular options have been phased out and replaced with the long term incentive arrangement under the LTI.

Details of the movements in regular options that affect remuneration in this or future reporting periods are as follows:

NUMBER OF OPTIONS	BALANCE AT 1 JAN 2005	EXERCISED IN THE YEAR	FORFEITED/ CANCELLED IN THE YEAR	BALANCE AT 31 DEC 2005[2]
Specified executives				
PE Glen[1]	60,000	(60,000)	–	–
RL Jones	6,000	(4,500)	–	1,500
TM Kenny	10,000	(10,000)	–	–
V McLenaghan	3,000	(2,250)	–	750
EG Tollifson	4,000	(3,000)	–	1,000

(1) Mr Glen's employment was terminated through redundancy on 30 September 2004. Under the terms of the redundancy agreement, he was eligible to exercise his remaining options in March 2005.

(2) None of the options are vested and exercisable at 31 December 2005.

28

DIRECTORS' AND EXECUTIVES' DISCLOSURES (COMPANY AND CONSOLIDATED) CONTINUED

(B) Equity holdings and transactions

The movement during the year in the number of ordinary shares in the company held by each specified director and specified executive, including their personally related entities, is provided below:

NUMBER OF SHARES	INTEREST IN SHARES AT 1 JAN 2005	CONDITIONAL RIGHTS VESTED	OPTIONS EXERCISED	PURCHASED (SOLD)	DIVIDENDS REINVESTED IN THE YEAR	INTEREST IN SHARES AT 31 DEC 2005	INTEREST IN SHARES AT 31 DEC 2005 SUBJECT TO NON-RECOURSE LOANS[3]
Non-executive directors							
LF Bleasel AM	42,768	–	–	–	635	43,403	–
EJ Cloney	720,410	–	–	(14,485)	28,992	734,917	–
CP Curran AO	356,751	–	–	–	1,162	357,913[1]	–
The Hon NF Greiner AC	53,716	–	–	–	1,789	55,505[2]	–
IF Hudson	–	–	–	–	–	–	–
BJ Hutchinson	27,446	–	–	–	–	27,446	–
CLA Irby	15,000	–	–	–	–	15,000	–
IYL Lee	10,467	–	–	3,000	489	13,956	–
Executive director							
FM O'Halloran	1,160,741	–	–	(124,000)	42,861	1,079,602	965,580
Specified executives							
SP Burns	3,083	–	–	–	124	3,207	2,970
NG Drabsch	256,067	–	100,000	(75,000)	12,352	293,419	287,371
PE Grove	2,854	–	–	–	116	2,970	2,970
MD ten Hove	376,296	–	–	(60,000)	14,198	330,494	328,833
RL Jones	228,076	17,388	44,587	–	10,515	300,566	282,830
TM Kenny	150,749	–	10,000	(150,749)	3,022	13,022	13,022
V McLenaghan	198,116	8,586	22,044	–	–	228,746	207,609
EG Tollifson	165,104	–	103,000	(60,000)	7,579	215,683	194,682

(1) Balance of ordinary shares held at 8 April 2005.

(2) Includes 10,000 warrants to purchase ordinary shares.

(3) Prior to 20 June 2005, non-recourse loans were provided by the consolidated entity to the executive director and specified executives on the exercise of their options for the purchase of shares in the company. Under AIFRS, non-recourse loans and the related shares are derecognised and are instead treated as options.

28

DIRECTORS' AND EXECUTIVES' DISCLOSURES (COMPANY AND CONSOLIDATED) CONTINUED

(C) Share loans to specified directors and specified executives

All share loans to the executive director and specified executives are secured over the relevant issued shares in the company. In accordance with the terms of the Plan, which were approved at the 1981 AGM, share loans to employees do not accrue interest. The amount shown for interest not charged in the table below is calculated using the fringe benefits tax benchmark interest rate for loans.

Details regarding the share loans made by the consolidated entity to the executive director and specified executives are as follows:

(i) Non-recourse share loans

	BALANCE AT 1 JAN 2005 $'000	LOANS MADE IN THE YEAR $'000	REPAYMENTS $'000	BALANCE AT 31 DEC 2005 $'000	INTEREST NOT CHARGED $'000	HIGHEST BALANCE IN PERIOD $'000
Executive director						
FM O'Halloran	4,336	–	–	4,336	306	4,336
Specified executives						
SP Burns	22	–	–	22	2	22
NG Drabsch	1,817	749	(128)	2,438	165	2,566
PE Grove	22	–	–	22	2	22
MD ten Hove	3,465	–	(98)	3,367	241	3,465
RL Jones	2,010	316	–	2,326	159	2,326
TM Kenny	947	65	(951)	61	15	947
V McLenaghan	1,326	156	(60)	1,422	100	1,474
EG Tollifson	977	760	(106)	1,631	106	1,737
Total specified executives	10,586	2,046	(1,343)	11,289	790	

Prior to 20 June 2005, non-recourse loans were provided by the consolidated entity to the executive director and specified executives for the purchase of shares in the company. Under AIFRS, non-recourse loans and the related shares are derecognised and are instead treated as options.

(ii) Personal recourse share loans

Since 20 June 2005, total personal recourse loans of $56,000 (2004 $nil) have been provided to three specified executives. Interest not charged amounted to $1,000 (2004 $nil). The amount outstanding at the balance date was $56,000 (2004 $nil).

(D) Other transactions with directors, executives and personally related entities

CP Curran AO – related entities

Mr Curran AO retired as a director of QBE Insurance Group Limited on 8 April 2005. During his directorship of the company he was also non-executive chairman of Perpetual Trustees Australia Ltd, an entity whose controlled entity was used during the year, on an arm's length basis, for share registration purposes. During 2005, a controlled entity paid $738,000 (2004 $658,000) for these services.

MD ten Hove – apartment purchase arrangement

Mr ten Hove joined QBE in March 1999 as Group general manager, investments. He entered into a contractual arrangement with a controlled entity at that time which provided him with an option to purchase an apartment in the Sydney CBD, already owned by the consolidated entity, if he remained with QBE and decided to apply for permanent residence in Australia. The option agreement enabled purchase of the apartment for $533,736, being the original purchase price to the controlled entity plus stamp duty and improvements. Mr ten Hove paid market rent during his occupancy of the property until purchase. In January 2005, he returned to Sydney from London, achieved permanent residence and subsequently purchased the apartment on 22 June 2005 for $610,000. The most recent market valuation of the property was $610,000 in November 2004. Mr ten Hove was subsequently reimbursed $76,264, being the difference between the market value at the date of purchase and the value of the original option agreement.

FM O'Halloran – retirement benefits

Mr O'Halloran joined QBE in June 1976. Eight of his years with the consolidated entity have been in the position of chief executive officer, with four years as director of operations, seven years as director of finance, five years as chief financial officer and the remainder as Group financial controller. On 1 January 1998, a controlled entity entered into a retirement benefit arrangement with Mr O'Halloran, which is in addition to his entitlement under the Group staff superannuation plan. As Mr O'Halloran was employed by the consolidated entity in May 2004, he will receive a lump sum payment of 150% of his total remuneration cost being his annual base salary plus STI for the year prior to the date of his retirement. As a condition of this arrangement, Mr O'Halloran has entered into a non-compete agreement for three years from the date of his retirement.

28

RETIREMENT BENEFITS

Entities in the consolidated entity participate in a number of superannuation plans which have been established and are sponsored by those entities. A number of these plans provide defined benefits to employees on retirement, disability or death. The benefits are based on years of service and an average salary calculation.

Contributions are made to the plans by both employees and controlled entities, typically as a percentage of salary and within the rules of the plans, and are based on funding schedules prepared by independent actuaries on the dates specified below. In addition, the consolidated entity continues to meet applicable statutory minimum funding requirements set out by legislation in the UK. The contribution rate in respect of defined benefit plans is agreed between the relevant controlled entity and the plans' trustees and actuaries. The consolidated entity has no immediate legal obligation to settle the liability.

Independent actuarial assessments of all significant plans are completed at least once every three years. The main plans were assessed by various qualified employees of Russell Employee Benefits, AON Consulting, Watson Wyatt Worldwide and Mercers. All valuations have been updated for information available at 31 December 2005.

(A) Balance sheet amounts

The amounts recognised in the balance sheet for defined benefit superannuation plans are as follows:

	DATE OF LAST ACTUARIAL VALUATION	FAIR VALUE OF PLAN ASSETS 2005 $M	FAIR VALUE OF PLAN ASSETS 2004 $M	PRESENT VALUE OF PLAN OBLIGATIONS 2005 $M	PRESENT VALUE OF PLAN OBLIGATIONS 2004 $M	NET SURPLUS (DEFICIT) 2005 $M	NET SURPLUS (DEFICIT) 2004 $M
Non-current assets – superannuation plan surplus							
New Zealand superannuation plan	31 Dec 05	**7**	6	**(5)**	(4)	**2**	2
Non-current liabilities – superannuation plan obligations							
QBE Group staff superannuation plan – closed	31 Dec 04	**–**	125	**–**	(145)	**–**	(20)
QBE defined benefit plan	31 Dec 05	**63**	–	**(71)**	–	**(8)**	–
Iron Trades insurance staff trust	31 Dec 05	**279**	233	**(349)**	(319)	**(70)**	(86)
European staff retirement benefit plan	31 Dec 05	**13**	10	**(21)**	(16)	**(8)**	(6)
Janson Green final salary superannuation scheme	31 Dec 05	**162**	120	**(237)**	(208)	**(75)**	(88)
National Farmers Union	31 Dec 05	**31**	–	**(34)**	–	**(3)**	–
Other plans		**5**	4	**(9)**	(6)	**(4)**	(2)
		553	492	**(721)**	(694)	**(168)**	(202)
Net liability recognised in the balance sheet		**560**	498	**(726)**	(698)	**(166)**	(200)

On 28 October 2005, the consolidated entity announced the closure of the QBE Group staff superannuation plan. Members of the plan were offered the option of either transferring to a new defined benefit plan with no pension entitlements or to a defined contribution plan. The relevant controlled entity provided an incentive to those transferring to the defined contribution plan. The consolidated entity has no further obligation in respect of the closed plan, but has an obligation in respect of those members transferring to the new defined benefit plan. In order to determine the consolidated entity's superannuation plan obligation at the balance date, the number of members expected to transfer to the defined contribution plan was estimated by management and independent actuaries as this information will not be finalised until 28 February 2006.

28

RETIREMENT BENEFITS CONTINUED

(B) Reconciliation

	2005 $M	2004 $M
Wholly funded defined benefit obligation at 1 January	**698**	615
Current service cost	**16**	15
Interest cost	**35**	33
Experience losses on plan liabilities	**75**	42
Benefits and expenses paid	**(32)**	(23)
Past service cost	**1**	–
Contributions by plan participants	**1**	1
Transfer of defined benefit obligation from closed fund	**(80)**	–
Curtailments and settlements	**1**	–
Acquisitions	**34**	–
Foreign exchange	**(23)**	15
Wholly funded defined benefit obligation at 31 December	**726**	698
Fair value of plan assets at 1 January	**498**	449
Expected return on plan assets	**30**	31
Actuarial gains on plan assets	**39**	7
Employer contributions	**87**	23
Contributions by plan participants	**1**	1
Benefits and expenses paid	**(32)**	(23)
Transfer of assets from closed fund	**(80)**	
Curtailments and settlements	**3**	–
Acquisitions	**30**	–
Foreign exchange	**(16)**	10
Fair value of plan assets at 31 December	**560**	498
Net liability recognised in the balance sheet at 31 December	**166**	200

	2005 $M	2004 $M
Net liability recognised in the balance sheet at 1 January	**200**	166
Amounts recognised in the income statement		
Current service cost	**16**	15
Interest cost	**35**	33
Past service cost	**1**	–
Expected return on plan assets	**(30)**	(31)
Curtailments and settlements	**(2)**	–
	20	17
Actuarial losses included in the statement of recognised income and expense	**36**	35
Employer contributions	**(87)**	(23)
Acquisitions	**4**	–
Foreign exchange	**(7)**	5
Net liability recognised in the balance sheet at 31 December	**166**	200

The amount recognised in the income statement in the year of $20 million (2004 $17 million) has been included within underwriting expenses. The actual return on plan assets was $69 million (2004 $38 million).

29

RETIREMENT BENEFITS CONTINUED

(C) Amounts included in the statement of recognised income and expense

Cumulative actuarial gains and losses included in the statement of recognised income and expense are as follows:

	2005 $M	2004 $M
Actuarial losses at 1 January	**35**	–
Actuarial losses recognised in year	**36**	35
Actuarial losses at 31 December	**71**	35
Deferred taxation on actuarial losses at 1 January	**(10)**	–
Deferred taxation credit on actuarial losses recognised in year	**(9)**	(10)
Deferred taxation on actuarial losses at 31 December	**(19)**	(10)
Net actuarial losses at 31 December	**52**	25

(D) Principal actuarial assumptions

	2005 %	2004 %
Discount rate	**3.9 – 6.1**	4.0 – 6.6
Expected return on plan assets	**5.2 – 8.0**	5.5 – 8.0
Future salary increases	**3.5 – 6.0**	3.5 – 6.0
Future pension increases	**0.0 – 2.8**	0 – 2.8

The expected return on plan assets is based on historical and future expectations of returns for each of the major asset classes as well as the expected and actual allocation of plan assets to these major classes.

(E) Analysis of plan assets

	2005 $M	2004 $M
Equities	**195**	229
Bonds	**319**	203
Property	**1**	1
Other	**45**	65
	560	498

(F) Historical summary

	2005 $M	2004 $M
Experience losses arising on plan liabilities	**75**	42
Experience gains arising on plan assets	**69**	38

(G) Funding

Employer contributions to the defined benefit superannuation plans are based on recommendations by the plans' actuaries. The objective of the consolidated entity's funding schedules is to ensure that benefit entitlements are fully funded at the time they become payable. The key economic assumptions applied by the actuaries are shown in note 29(D).

REMUNERATION OF AUDITORS

	2005 $'000	2004 $'000
PricewaterhouseCoopers – Australian firm[(1)]		
Audit or review of financial reports of the parent entity	**754**	665
Audit of financial reports of controlled entities	**2,251**	1,865
Audit of statutory returns	**442**	515
Other audit assurance services	**430**	499
Taxation services	**233**	46
Advisory services (including business continuity management assistance)	**151**	–
	4,261	3,590
Related practices of PricewaterhouseCoopers – *Australian firm*[(1)]		
(including overseas PricewaterhouseCoopers firms)		
Audit of financial reports of controlled entities	**5,235**	3,081
Audit of statutory returns	**1,882**	1,367
Other audit assurance services	**15**	123
Taxation services	**427**	327
Advisory services (including due diligence services)	**1,001**	66
Actuarial services	**–**	15
Legal services	**–**	897
	8,560	5,876
	12,821	9,466
Audit and assurance services	**11,009**	8,115
Other services	**1,812**	1,351
	12,821	9,466
Other auditors		
Audit of financial reports of controlled entities	**410**	866

(1) From 1 January 2003, the consolidated entity may engage PricewaterhouseCoopers for non-audit services, subject to the general principle that fees for non-audit services should not exceed 30% of the total of all fees in any one year. Consistent with prior periods, PricewaterhouseCoopers cannot provide the excluded services of preparing accounting records or financial reports, asset or liability valuations, acting in a management capacity, acting as a custodian of assets or acting as share registrar.

CONTINGENT LIABILITIES

The company and the consolidated entity had the following contingent liabilities:

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Guarantees of interest bearing liabilities in controlled entities	**427**	453	**–**	–
Letters of credit issued in support of the consolidated entity's participation in Lloyd's of London	**352**	245	**352**	294
Letters of credit issued in support of insurance provisions of controlled entities	**237**	233	**–**	–
Guarantees to investors in hybrid securities	**701**	796	**–**	–
Guarantees to investors in ABC securities for funds at Lloyd's (due 2008)	**750**	703	**–**	–
Guarantees to investors in ABC securities for funds at Lloyd's (due 2009)	**300**	281	**–**	–

A controlled entity has entered into a number of deeds of covenant in respect of its controlled entities to meet part of their obligations to Lloyd's of London. The total guarantee given under these deeds of covenant amounts to $316 million (2004 $398 million). The obligations under the deeds of covenant are secured by a fixed and floating charge over certain investments and other assets in favour of Lloyd's of London. Refer note 13(D).

Details of the guarantees to investors in Eurobonds and hybrid securities and security arrangements in respect of interest bearing liabilities are provided in note 22.

Details of contingent liabilities in respect of ABC securities for funds at Lloyd's are included in note 35(C).

32

CAPITAL EXPENDITURE COMMITMENTS

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Capital expenditure commitments contracted but not provided for in the financial statements (not later than one year)	–	–	**14**	3

33

OPERATING LEASE COMMITMENTS

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Payable:				
Not later than one year	–	–	**27**	33
Later than one year but not later than five years	–	–	**80**	86
Later than five years	–	–	**166**	80
Aggregate amounts contracted but not provided for in the financial statements	–	–	**273**	199

34

NEW SOUTH WALES WORKERS' COMPENSATION MANAGED FUNDS (CONSOLIDATED)

A controlled entity is a licensed insurer under the *New South Wales Compensation Act 1987*. In 2005, WorkCover New South Wales issued a new licence to the controlled entity including new terms and conditions that do not require the controlled entity to establish or maintain statutory funds. Prior to the issue of the new licence, in accordance with the requirements of the previous licence, the controlled entity established and maintained statutory funds in respect of the issue and renewal of policies of insurance.

	2005 $M	2004 $M
Statutory fund balance sheet		
Current assets		
Cash and short term deposits	–	1,079
Debtors	–	184
Non-current assets		
Financial assets – market value	–	445
Total assets	–	1,708
Current liabilities		
Creditors	–	18
Unearned premium	–	247
Statutory funds to meet outstanding claims and statutory transfers	–	1,443
Total liabilities and statutory funds	–	1,708

LLOYD'S DIVISION

(A) Non-aligned syndicates

A controlled entity acquired Limit plc and its controlled entities ("Limit") in August 2000. From 1994 to 2000, Limit participated in the results of a number of syndicates managed by other managing agents at Lloyd's (non-aligned syndicates). In 2000, Limit sold its right to participate in the results of these syndicates after 31 December 2000. In 2001, Limit sold the rights to manage syndicate 318, previously managed by its controlled managing agency, to another managing agency at Lloyd's but retained participation in the syndicate until December 2004. The result of Limit's participation on this syndicate has also been included as non-aligned. Lloyd's operates on a three year accounting basis and at the end of the third year the underwriting account is normally closed by reinsurance into the following year of account. The runoff of these syndicates is expected to complete by 31 March 2007. The consolidated entity is expected to have to fund its share of the net outstanding claims of these operations, as shown below, and therefore the assets and liabilities are included on a net basis in outstanding claims in the balance sheet.

	2005 $M	2004 $M
Assets		
Financial assets – market value	**120**	122
Other assets	**115**	119
	235	241
Liabilities		
Outstanding claims net of reinsurance recoveries	**277**	263
Other liabilities	**13**	17
	290	280
Net liabilities	**55**	39

(B) Reinsurance to close

Since acquiring Limit in August 2000, the consolidated entity has purchased additional capacity in the syndicates managed by Limit, taking its ownership share for all syndicates from 55% in 2000 to 90% for the 2006 underwriting year. These purchases of additional capacity create an obligation for the consolidated entity to accept the additional share of insurance provisions in exchange for an equal amount of investments and other assets. The amounts will be determined when the reinsurance to close is calculated on 31 December 2006 or subsequent dates. It is currently estimated that the amount of the net insurance provisions and matching assets will exceed $557 million, which will be recognised in the years in which the reinsurance to close is expected to be finalised.

LLOYD'S DIVISION CONTINUED

(C) Funds at Lloyd's

(i) ABC securities (due 2009)

In October 2004, the company entered into an arrangement with Mantis Reef II Limited ("MR(II)L") to issue US$220 million of ABC (asset backed capital) securities to support funds at Lloyd's ("FAL") pursuant to Lloyd's collateral requirements. This arrangement substantially replaced bank letters of credit and assisted in meeting new FAL requirements. MR(II)L is a special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The consolidated entity has no ownership interest in MR(II)L.

Proceeds from the sale of the ABC securities to investors have been swapped to sterling and then used to purchase shares in a wholly owned controlled entity of MR(II)L, Mantis Reef II Pledge Limited ("MR(II)PL"). MR(II)PL is another special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The proceeds from the sale of shares in MR(II)PL have been used to purchase eligible investments over which security interests, in the form of a fixed and floating charge, have been granted to Lloyd's in support of FAL requirements of some of the company's controlled entities. Details of the eligible investments included in the asset portfolio are shown below as ABC financial assets pledged for funds at Lloyd's.

Under its arrangement with MR(II)L and MR(II)PL, the company makes fixed payments to MR(II)L and in return receives the benefit of the earnings from the investment portfolio. As part of its agreement with MR(II)L and MR(II)PL the company can, if the need arises, call on MR(II)PL to provide up to £120 million by the sale or transfer of its investment portfolio to meet certain controlled entities' cash call requirements from Lloyd's, and at that time the company would assume a loan obligation including servicing of interest payments and repayment of the principal. To achieve this, the company would issue debt securities to MR(II)L with similar terms to the ABC securities. The company has entered into a fixed for floating cross currency interest rate swap with a third party to service its fixed interest rate obligations.

(ii) ABC securities (due 2008)

In October 2003, the company entered into an arrangement with Mantis Reef Limited ("MRL") to issue US$550 million of ABC securities to support FAL pursuant to Lloyd's collateral requirements. This arrangement substantially replaced bank letters of credit. MRL is a special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The consolidated entity has no ownership interest in MRL.

Proceeds from the sale of the ABC securities to investors have been used to purchase shares in a wholly owned controlled entity of MRL, Mantis Reef Pledge Limited ("MRPL"). MRPL is another special purpose entity incorporated with limited liability under the laws of the Cayman Islands. The proceeds from the sale of shares in MRPL have been used to purchase eligible investments over which security interests, in the form of a fixed and floating charge, have been granted to Lloyd's in support of FAL requirements. Details of the eligible investments included in the asset portfolio are shown below as ABC financial assets pledged for funds at Lloyd's.

Under its arrangement with MRL and MRPL, the company makes fixed payments to MRL and in return receives the benefit of the earnings from the investment portfolio. As part of its agreement with MRL and MRPL the company can, if the need arises, call on MRPL to provide up to US$550 million by the sale or transfer of its investment portfolio to meet certain controlled entities' cash call requirements from Lloyd's, and at that time the company would assume a loan obligation including servicing of interest payments and repayment of the principal. To achieve this, the company would issue debt securities to MRL with similar terms to the ABC securities. The company has entered into a fixed for floating interest rate swap with a third party to service its fixed interest rate obligations.

(iii) Swaps relating to ABC securities

The consolidated entity is exposed to interest rate and currency risk in respect of the ABC securities and has therefore entered into two swap agreements, being an interest rate swap agreement with a financial institution under which it is obliged to pay interest at a variable rate and receive interest at a fixed rate and a cross currency interest rate swap agreement under which it is obliged to pay variable rate interest on a sterling asset portfolio and receive a fixed amount of US dollar interest.

ABC securities (due 2009) are measured at amortised cost in original currency and translated to Australian dollars at the closing rate of exchange. Under the swap agreement, the consolidated entity pays a margin of 1.7% above the wholesale interbank rate monthly on £120 million and receives a fixed rate of 3.2% on US$220 million every six months to match the interest payment to investors. The swap agreement currently comprises three swaps which are measured at fair value. Two of the swaps are designated as cash flow hedges and have satisfied the effectiveness tests throughout the period from inception and at the balance date. The movement in the fair value of the cash flow hedges is taken to equity. Any ineffectiveness in the cash flow hedges is recognised directly in the income statement. An amount is transferred from equity and taken to the income statement to offset:

- the differential between the fixed and variable interest payments; and
- the foreign exchange gain or loss on translation of the financial liabilities.

During the year, a loss of $1 million (2004 $nil) was recognised in equity relating to the fair value movements on the cash flow hedges. During the year, a gain of $4 million (2004 $nil) was transferred from equity to the income statement.

ABC securities (due 2008) are measured at amortised cost in original currency and translated to Australian dollars at the closing rate of exchange. Under the swap agreement, the consolidated entity pays interest at the wholesale interbank rate and receives a fixed rate of 3.5% on US$550 million every six months to match the interest payment to investors.

LLOYD'S DIVISION CONTINUED

The swap agreement comprises two swaps which are measured at fair value. The swaps are designated as fair value hedges and have satisfied the relevant hedge effectiveness tests throughout the period and at the balance date. The fair value movement on the swaps is recognised in the income statement. Any change in the value of the financial liabilities as a result of the hedged risk adjusts the carrying amount of the hedged item and impacts the income statement.

			THE COMPANY		CONSOLIDATED	
			2005 $M	2004 $M	2005 $M	2004 $M
ABC financial assets pledged for funds at Lloyd's[1]						
Due 2008	Interest bearing short term money	US$550 million	–	–	**750**	703
Due 2009	Interest bearing short term money	£120 million	–	–	**282**	295
			–	–	**1,032**	998
ABC securities for funds at Lloyd's						
Due 2008		US$550 million	–	–	**720**	691
Due 2009		US$220 million	–	–	**295**	277
			–	–	**1,015**	968
Swaps relating to ABC securities			**5**	5	**29**	30
			5	5	**1,044**	998

[1] Under the terms of the ABC securities arrangements, all interest bearing short term money will be reinvested and it is therefore included in non-current assets.

		2005 $M	2004 $M
Fair value of ABC securities for funds at Lloyd's			
Due 2008	US$550 million	**724**	693
Due 2009	US$220 million	**288**	278
		1,012	971

RELATED PARTIES (COMPANY AND CONSOLIDATED)

AASB 124: Related Party Disclosures ("AASB 124") defines key management personnel as a collective term for the specified directors and the specified executives of an entity. All material information required to be disclosed under AASB 124 has been included in the financial statements as follows:

Reference	
Dividends from controlled entities	Note 7(B)
Amounts due from controlled entities	Note 11
Investments in controlled entities	Note 16
Amounts due to controlled entities	Note 19
Tax sharing agreement	Note 8(B)
Remuneration of key management personnel	Directors' report and note 28
Retirement allowances of key management personnel	Directors' report
Shares and options held by key management personnel	Note 28
Related party transactions with key management personnel	Note 28
Retirement benefits	Note 29
Guarantees in respect of related parties	Note 31

In the ordinary course of business, various controlled entities receive dividends and purchase and sell investments in public entities in which directors of the company are directors and shareholders.

37

EARNINGS PER SHARE (CONSOLIDATED)

	2005 CENTS	2004 CENTS
Basic earnings per share	**144.3**	123.4
Diluted earnings per share[1]	**134.4**	109.9
	$M	**$M**
Reconciliation of earnings used in calculating earnings per share		
Net profit after income tax attributable to members of the company, used in calculating basic earnings per share	**1,091**	857
Add: finance costs of hybrid securities	**6**	13
Earnings used in calculating diluted earnings per share	**1,097**	870
	MILLIONS	**MILLIONS**
Weighted average number of ordinary shares used as the denominator in calculating[2]:		
Basic earnings per share	**757**	695
Diluted earnings per share	**817**	791

(1) Hybrid securities have been treated as dilutive if the contingent conversion conditions are met at the balance date. If all hybrid securities had been considered dilutive at 31 December 2005, diluted earnings per share would have been 130.8 cents (2004 109.1 cents).

(2) Weighted average number of ordinary shares reflects shares adjusted to derecognise shares issued under the Plan. Basic earnings per share calculated with reference to issued share capital notified to the ASX would have been 142.5 cents (2004 123.1 cents). Refer to note 25(A).

38

SEGMENT INFORMATION

(A) Business segments

2005	AUSTRALIA PACIFIC ASIA CENTRAL EUROPE $M	EUROPEAN OPERATIONS $M	THE AMERICAS $M	EQUATOR RE $M	ELIMINATION $M	TOTAL $M
Total assets	8,056	18,412	3,107	956	(866)	29,665
Total liabilities	6,060	15,835	2,717	760	(866)	24,506
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	81	306	61	–	–	448
Depreciation expense	16	21	3	–	–	40
Other non-cash expenses	1	2	–	–	–	3
Total revenue	3,372	6,944	2,086	373	(347)	12,428
Gross written premium	3,122	4,794	1,492	353	(353)	9,408
Gross earned premium	3,093	4,643	1,435	347	(347)	9,171
Outward reinsurance premium expense	(542)	(946)	(592)	(52)	347	(1,785)
Net earned premium	2,551	3,697	843	295	–	7,386
Net claims incurred	(1,349)	(2,326)	(506)	(236)	–	(4,417)
Net commission	(356)	(651)	(215)	(29)	–	(1,251)
Underwriting and other expenses	(420)	(428)	(62)	–	–	(910)
Underwriting result	426	292	60	30	–	808
Investment income on policyholders' funds	181	253	27	19	–	480
Insurance profit	607	545	87	49	–	1,288
Investment income on shareholders' funds	50	171	10	7	–	238
Amortisation of intangibles	(1)	(2)	–	–	–	(3)
Profit before income tax	656	714	97	56	–	1,523
Income tax expense	(187)	(187)	(34)	(17)	–	(425)
Profit after income tax	469	527	63	39	–	1,098
Net profit attributable to minority interest	(6)	–	(1)	–	–	(7)
Net profit after income tax attributable to members of the company	463	527	62	39	–	1,091

Intersegment transactions are priced on an arm's length basis and are eliminated on consolidation.

SEGMENT INFORMATION CONTINUED

2004	AUSTRALIA PACIFIC ASIA CENTRAL EUROPE $M	EUROPEAN OPERATIONS $M	THE AMERICAS $M	EQUATOR RE $M	ELIMINATION $M	TOTAL $M
Total assets	7,269	15,445	2,156	596	(430)	25,036
Total liabilities	5,760	13,318	1,827	469	(430)	20,944
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	540	95	4	–	–	639
Depreciation expense	18	33	2	–	–	53
Other non-cash expenses	–	1	–	–	–	1
Total revenue	3,233	5,381	1,833	277	(254)	10,470
Gross written premium	2,774	4,610	1,382	278	(278)	8,766
Gross earned premium	2,798	4,419	1,354	254	(254)	8,571
Outward reinsurance premium expense	(521)	(912)	(588)	(23)	254	(1,790)
Net earned premium	2,277	3,507	766	231	–	6,781
Net claims incurred	(1,306)	(2,222)	(454)	(174)	–	(4,156)
Net commission	(337)	(640)	(207)	–	–	(1,184)
Underwriting and other expenses	(382)	(422)	(55)	15	–	(844)
Underwriting result	252	223	50	72	–	597
Investment income on policyholders' funds	123	188	4	16	–	331
Insurance profit	375	411	54	88	–	928
Investment income on shareholders' funds	32	141	10	5	–	188
Amortisation of intangibles	–	(1)	–	–	–	(1)
Profit before income tax	407	551	64	93	–	1,115
Income tax expense	(84)	(129)	(20)	(18)	–	(251)
Profit after income tax	323	422	44	75	–	864
Net profit attributable to minority interest	(7)	–	–	–	–	(7)
Net profit after income tax attributable to members of the company	316	422	44	75	–	857

38

SEGMENT INFORMATION CONTINUED

(B) External product segments

	GENERAL INSURANCE		INWARD REINSURANCE		TOTAL	
	2005 $M	2004 $M	2005 $M	2004 $M	2005 $M	2004 $M
Total revenue	**8,882**	7,966	**3,546**	2,504	**12,428**	10,470
Net profit after income tax attributable to members of the company	**981**	719	**110**	138	**1,091**	857
Total assets	**21,637**	18,303	**8,028**	6,733	**29,665**	25,036
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	**328**	466	**120**	173	**448**	639

(C) Geographical analysis

		AUSTRALIA $M	ASIA-PACIFIC $M	EUROPE $M	THE AMERICAS $M	OTHER $M	TOTAL $M
Total revenue	**2005**	**3,632**	**922**	**3,278**	**3,632**	**964**	**12,428**
	2004	2,728	836	3,077	3,313	516	10,470
Net profit after income tax attributable to members of the company	**2005**	**404**	**140**	**418**	**68**	**61**	**1,091**
	2004	243	94	181	280	59	857
Total assets	**2005**	**10,677**	**1,975**	**8,243**	**7,730**	**1,040**	**29,665**
	2004	7,923	1,779	8,634	5,783	917	25,036
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	**2005**	**81**	**–**	**170**	**197**	**–**	**448**
	2004	540	–	95	4	–	639

39

RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES TO NET PROFIT AFTER INCOME TAX ATTRIBUTABLE TO MEMBERS OF THE COMPANY

	THE COMPANY		CONSOLIDATED	
	2005 $M	2004 $M	2005 $M	2004 $M
Cash flows from operating activities	**187**	348	**1,987**	2,110
Depreciation of assets	**–**	–	**(40)**	(53)
Amortisation of intangibles	**–**	–	**(3)**	(1)
Amortisation of premium/discount on fixed interest securities	**–**	–	**(9)**	(14)
Profit on sale of controlled entities	**629**	–	**11**	–
Loss on sale of plant and equipment	**–**	–	**(5)**	(1)
Net foreign exchange (losses) gains	**(5)**	(47)	**3**	51
Other gains on financial assets	**–**	–	**219**	89
Increase in net outstanding claims	**–**	–	**(836)**	(1,091)
Increase in unearned premium	**–**	–	**(236)**	(161)
Increase in deferred insurance costs	**–**	–	**62**	77
Increase in net amounts receivable from controlled entities	**267**	1,299	**–**	–
Increase in trade debtors	**–**	–	**350**	149
Increase (decrease) in other operating assets	**26**	229	**17**	(283)
Increase in trade and other payables	**–**	–	**(263)**	(172)
(Increase) decrease in current tax liabilities	**(60)**	5	**(85)**	41
Increase (decrease) in deferred tax liabilities	**16**	5	**(139)**	(121)
(Increase) decrease in provisions	**–**	(5)	**65**	244
Minority interest	**–**	–	**(7)**	(7)
Net profit after income tax attributable to members of the company	**1,060**	1,834	**1,091**	857

Directors' declaration

The directors declare that the financial statements and notes set out on pages 60 to 125:

(a) comply with accounting standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the company's and consolidated entity's financial position as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the directors' opinion, the financial statements are in accordance with the *Corporations Act 2001* and there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001* for the financial year ended 31 December 2005.

Signed in SYDNEY this 23rd day of February 2006 in accordance with a resolution of the directors.

EJ Cloney
Director

FM O'Halloran
Director

Independent audit report

TO THE MEMBERS OF QBE INSURANCE GROUP LIMITED

Audit opinion

In our opinion:

1. the financial report of QBE Insurance Group Limited:
   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of QBE Insurance Group Limited and the QBE Insurance Group (defined below) as at 31 December 2005, and of their performance for the year ended on that date; and
   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001; and
2. the remunerations disclosures that are contained in pages 51 to 57 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and class order 06/50 issued by the Australian Securities and Investments Commission.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements and the directors' declaration for both QBE Insurance Group Limited (the company) and the QBE Insurance Group (the consolidated entity), for the year ended 31 December 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, *under the heading "remuneration* report" on pages 51 to 57 of the directors' report, as permitted by class order 06/50.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and class order 06/50. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and class order 06/50.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis information to provide evidence *supporting the amounts* and disclosures in the financial report and remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the annual report to determine whether it contains any material inconsistencies with the financial report.

Whilst we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

RD Deutsch
Partner

PricewaterhouseCoopers

Sydney
23 February 2006

Liability limited by a scheme approved under the Professional Standards Legislation.

QBE

For further information please refer to our website **www.qbe.com**

QBE

QBE INSURANCE GROUP LIMITED

ABN: 28008485014

DIVIDEND STATEMENT

SRN/HIN:
Payment date: 29 March 2006
Record date: 10 March 2006

Security description	Dividend Rate per share	Participating shares	Unfranked amount	Franked amount	Total amount	Franking credit
DIV AND BONUS SHARE	0.38	625	$118.75	$118.75	$237.50	$50.89
EMPL LOAN SHARES	0.38	2,500	$475.00	$475.00	$950.00	$203.57
				Less: withholding tax:	$88.00	
				Net amount:	$1,099.50	
				Represented by:		
				Cheque amount:	$624.50	
				Loan repayment amount:	$475.00	

CHEQUE

The amount of $624.50 was paid by cheque number 163956 (presented 08 May 2006)

The franked portion of this dividend is 19 cents. The franking percentage of this dividend is 50% franked at the company tax rate of 30%.

Please retain this statement for taxation purposes as a charge may be levied for replacement.

Unit 1, 15 Percy Street Auburn NSW 2144
Tel 9643 5511 / Fax 9643 5822 / Email cmr@cmrdirect.com.au
ABN 39 052 506 117

CMRDIRECT
MAILING SERVICE

SIGN OFF

17-Aug-06

Alison McGuire
Link Market Services Limited
Pages: 7
Fax No: 9287 0305
Job No: 15994

Dear Alison,

Please find following live QBE DRP Suspension Mailing Run # 2 (DC) Cover Letter & DC Form for your approval prior to lodgement tomorrow.

Regards,
Kylie Mackender

Please return ASAP to 9643 5822 as printing cannot commence until approval is received

Setup requires further changes YES / NO
Changes will be faxed for further approval

OR

Set is approved YES / NO

Signed:____

Date:_________________________

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock Exchange

13678

BRIAN JAMES MCGILLIVRAY
PO BOX 331
WHANGAMATA

16 August 2006

Dear Shareholder

Dividend Election Plan/Dividend Reinvestment Plan - suspension

QBE today announced its results for the half year ended 30 June 2006 and its interim dividend to be paid on 14 September 2006. Due to QBE's strong capital position, the directors resolved to suspend both the Dividend Election Plan and the Dividend Reinvestment Plan ("the Plans").

We note that you are a registered participant in one of the Plans. As a result of the suspension, you will receive a cash dividend of 40 cents per share rather than QBE shares.

A cheque for the dividend amount will be mailed to your registered address or, if you wish, the dividend can be paid by direct credit into an Australian bank, building society or credit union account. We encourage shareholders to use the direct credit facility as:

- you will receive your dividend as cleared funds on the date of payment;
- security is enhanced as the possibility of cheques being lost or stolen is eliminated; and
- costs to QBE are lowered, ultimately benefiting all shareholders.

To ensure your dividend is paid to your current account and not rejected by the bank, it is essential that you confirm your banking instructions to our share registry, Link Market Services Limited (Link). Link requires these details be provided even if done so in the past.

To assist you, you have until the record date of Friday 1 September 2006 to lodge the enclosed 'Request for Direct Credit of Payments' form with Link in the reply paid envelope also enclosed.

If you have any questions, we refer you to the "Dividends" section of our website, www.qbe.com. Alternatively, you can telephone Link on (612) 8280 7158, fax on (612) 9287 0303 or email them on registrars@linkmarketservices.com.au.

Yours sincerely

D Ramsay

Duncan Ramsay
Company Secretary
Direct: +612 9375 4422
Mobile: +61 (0)408 037 220
Fax: +612 9231 6104
Email: duncan.ramsay@qbe.com

QBE

ABN 28 008 485 014

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0303
ASX Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

BRIAN JAMES MCGILLIVRAY
PO BOX 331
WHANGAMATA

I40001643551

A REQUEST FOR DIRECT CREDIT OF PAYMENTS

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C 1 2 3

Insert details of the Australian Financial Institution, Branch and Account into which you wish to have your payments made. This request will not cancel any reinvestment plan participation (if any) unless we receive specific instructions from you. A detailed payment advice will be provided for each payment.

A direct credit request form is required for each holding.

Name(s) in which your account is held

BSB Number (Bank/State/Branch)

Account Number

Name of Financial Institution

Branch Suburb/Town

B SIGNATURE(S) OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date ___/___/______

Signing Instructions: This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth) (or for New Zealand companies, the *Companies Act 1993*).

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

QBE DIV051

QBE
Insurance
Group

032 8678

MR GEORGE EDWARD BAZLEY
PO BOX 405
MORNINGTON VIC 3931

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock Exchange

16 August 2006

Dear Shareholder

Dividend Election Plan/Dividend Reinvestment Plan - suspension

QBE today announced its results for the half year ended 30 June 2006 and its interim dividend to be paid on 14 September 2006. Due to QBE's strong capital position, the directors resolved to suspend both the Dividend Election Plan and the Dividend Reinvestment Plan ("the Plans").

We note that you are a registered participant in one of the Plans. As a result of the suspension, you will receive a cash dividend of 40 cents per share rather than QBE shares.

A cheque for the dividend amount will be mailed to your registered address or, if you wish, the dividend can be paid by direct credit into an Australian bank, building society or credit union account. We encourage shareholders to use the direct credit facility as:

- you will receive your dividend as cleared funds on the date of payment;
- security is enhanced as the possibility of cheques being lost or stolen is eliminated; and
- costs to QBE are lowered, ultimately benefiting all shareholders.

To ensure your dividend is paid to your current account and not rejected by the bank, it is essential that you confirm your banking instructions to our share registry, Link Market Services Limited (Link). Link requires these details be provided even if done so in the past.

To assist you, you have until the record date of Friday 1 September 2006 to lodge the enclosed 'Request for Direct Credit of Payments' form with Link in the reply paid envelope also enclosed.

If you have any questions, we refer you to the "Dividends" section of our website, www.qbe.com. Alternatively, you can telephone Link on (612) 8280 7158, fax on (612) 9287 0303 or email them on registrars@linkmarketservices.com.au.

Yours sincerely

D Ramsay

Duncan Ramsay
Company Secretary
Direct: +612 9375 4422
Mobile: +61 (0)408 037 220
Fax: +612 9231 6104
Email: duncan.ramsay@qbe.com

ABN 28 008 485 014

QBE

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0303
ASX Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

MR GEORGE EDWARD BAZLEY
PO BOX 405
MORNINGTON VIC 3931

100030195256

A REQUEST FOR DIRECT CREDIT OF PAYMENTS

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C 1 2 3

Insert details of the Australian Financial Institution, Branch and Account into which you wish to have your payments made. This request will not cancel any reinvestment plan participation (if any) unless we receive specific instructions from you. A detailed payment advice will be provided for each payment.

A direct credit request form is required for each holding.

Name(s) in which your account is held

BSB Number (Bank/State/Branch)

Account Number

Name of Financial Institution

Branch Suburb/Town

B SIGNATURE(S) OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual)

Sole Director and Sole Company Secretary/Director (delete one)

Joint Securityholder 2 (Individual)

Director/Company Secretary (delete one)

Joint Securityholder 3 (Individual)

Date __/__/____

Signing Instructions: This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth) (or for New Zealand companies, the *Companies Act 1993*).

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

QBE DIV051

QBE
Insurance Group

015 3678

MRS LIANE GEEVES
<CHARLES&WILLIAM GEEVES A/C>
PO BOX R624
ROYAL EXCHANGE NSW 1224

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock Exchange

16 August 2006

Dear Shareholder

Dividend Election Plan/Dividend Reinvestment Plan - suspension

QBE today announced its results for the half year ended 30 June 2006 and its interim dividend to be paid on 14 September 2006. Due to QBE's strong capital position, the directors resolved to suspend both the Dividend Election Plan and the Dividend Reinvestment Plan ("the Plans").

We note that you are a registered participant in one of the Plans. As a result of the suspension, you will receive a cash dividend of 40 cents per share rather than QBE shares.

A cheque for the dividend amount will be mailed to your registered address or, if you wish, the dividend can be paid by direct credit into an Australian bank, building society or credit union account. We encourage shareholders to use the direct credit facility as:

- you will receive your dividend as cleared funds on the date of payment;
- security is enhanced as the possibility of cheques being lost or stolen is eliminated; and
- costs to QBE are lowered, ultimately benefiting all shareholders.

To ensure your dividend is paid to your current account and not rejected by the bank, it is essential that you confirm your banking instructions to our share registry, Link Market Services Limited (Link). Link requires these details be provided even if done so in the past.

To assist you, you have until the record date of Friday 1 September 2006 to lodge the enclosed 'Request for Direct Credit of Payments' form with Link in the reply paid envelope also enclosed.

If you have any questions, we refer you to the "Dividends" section of our website, www.qbe.com. Alternatively, you can telephone Link on (612) 8280 7158, fax on (612) 9287 0303 or email them on registrars@linkmarketservices.com.au.

Yours sincerely

D Ramsay

Duncan Ramsay
Company Secretary
Direct: +612 9375 4422
Mobile: +61 (0)408 037 220
Fax: +612 9231 6104
Email: duncan.ramsay@qbe.com

QBE

ABN 28 008 485 014

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0303
ASX Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

MRS LIANE GEEVES
<CHARLES&WILLIAM GEEVES A/C>
PO BOX R624
ROYAL EXCHANGE NSW 1224

X00023513030

A REQUEST FOR DIRECT CREDIT OF PAYMENTS

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C 1 2 3

Insert details of the Australian Financial Institution, Branch and Account into which you wish to have your payments made. This request will not cancel any reinvestment plan participation (if any) unless we receive specific instructions from you. A detailed payment advice will be provided for each payment.

A direct credit request form is required for each holding.

Name(s) in which your account is held

BSB Number (Bank/State/Branch) Account Number

Name of Financial Institution

Branch Suburb/Town

B SIGNATURE(S) OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual) Joint Securityholder 2 (Individual) Joint Securityholder 3 (Individual)

Sole Director and Sole Company Secretary/Director (delete one) Director/Company Secretary (delete one) Date __/__/____

Signing Instructions: This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth) (or for New Zealand companies, the *Companies Act 1993*).

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

QBE DIV051

Unit 1, 15 Percy Street Auburn NSW 2144
Tel 9643 5511 / Fax 9643 5822 / Email cmr@cmrdirect.com.au
ABN 39 052 506 117

CMRDIRECT
MAILING SERVICE

SIGN OFF

17-Aug-06

Alison McGuire
Link Market Services Limited
Pages: 10
Fax No: 9287 0305
Job No: 15994

Dear Alison,

Please find following live QBE DRP Suspension Mailing Run # 1 (DC & TFN) Cover Letter / Forms for your approval prior to lodgement tomorrow.

Regards,
Kylie Mackender

Please return ASAP to 9643 5822 as printing cannot commence until approval is received

Setup requires further changes YES / NO
Changes will be faxed for further approval

OR

Set is approved YES / NO

Signed:______________________________

Date:__________________

QBE
Insurance
Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 *Sydney Stock Exchange*

054 1458

DEBBIE WILLIS
102 INVERMAY ROAD
LAUNCESTON TAS 7250

16 August 2006

Dear Shareholder

Dividend Election Plan/Dividend Reinvestment Plan - suspension

QBE today announced its results for the half year ended 30 June 2006 and its interim dividend to be paid on 14 September 2006. Due to QBE's strong capital position, the directors resolved to suspend both the Dividend Election Plan and the Dividend Reinvestment Plan ("the Plans").

We note that you are a registered participant in one of the Plans. As a result of the suspension, you will receive a cash dividend of 40 cents per share rather than QBE shares.

A cheque for the dividend amount will be mailed to your registered address or, if you wish, the dividend can be paid by direct credit into an Australian bank, building society or credit union account. We encourage shareholders to use the direct credit facility as:

- you will receive your dividend as cleared funds on the date of payment;
- security is enhanced as the possibility of cheques being lost or stolen is eliminated; and
- costs to QBE are lowered, ultimately benefiting all shareholders.

To ensure your dividend is paid to your current account and not rejected by the bank, it is essential that you confirm your banking instructions to our share registry, Link Market Services Limited (Link). Link requires these details be provided even if done so in the past.

To assist you, you have until the record date of Friday 1 September 2006 to lodge the enclosed 'Request for Direct Credit of Payments' form with Link in the reply paid envelope also enclosed.

Our share registry records indicate that you have not provided a tax file number (TFN). In order to avoid the deduction of income tax at the rate of 46.5%, we encourage you to complete the TFN notification form also enclosed and return it to Link on or before 1 September 2006.

If you have any questions, we refer you to the "Dividends" section of our website, www.qbe.com. Alternatively, you can telephone Link on (612) 8280 7158, fax on (612) 9287 0303 or email them on registrars@linkmarketservices.com.au.

Yours sincerely

D Ramsay

Duncan Ramsay
Company Secretary
Direct: +612 9375 4422
Mobile: +61 (0)408 037 220
Fax: +612 9231 6104
Email: duncan.ramsay@qbe.com

A Member of the QBE Insurance Group

QBE

ABN 28 008 485 014

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0303
ASX Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

DEBBIE WILLIS
102 INVERMAY ROAD
LAUNCESTON TAS 7250

I09900026771

A TAX FILE NUMBER OR AUSTRALIAN BUSINESS NUMBER NOTIFICATION

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C | 1 2 3

Where a choice is required, mark the box with an 'X' X

Securityholders may quote their tax file number (TFN), or Australian Business Number (ABN) if a business account, for this investment. Whilst there is no obligation to provide either a TFN or ABN, where it is not quoted we are required to deduct withholding tax at the highest marginal tax rate on any interest or on any unfranked portion of any dividend or distribution. Securityholders who wish to claim an exemption from quotation of their TFN should enter the exemption code for the pension or benefit they receive.

Exemption Code	Description
444 444 441	Age, Invalid, or Service/Veterans Pension
444 444 442	Carer's, Sole Parent's, Widow's, or Other Pension, Rehabilitation Allowance
555 555 555	Non profit organisation

For more information on Tax File and Australian Business Numbers and Exemptions, call the Australian Taxation Office.

Individuals

Securityholder 1 Name | **TFN, ABN or Exemption Code**

Securityholder 2 Name | **TFN, ABN or Exemption Code**

OR

Company, Partnership, Trust, Superannuation Fund

(Please mark appropriate box with a cross)

Company ☐ **Partnership** ☐ **Trust** ☐ **Super Fund** ☐

ABN 28 008 485 014

QBE

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0303
ASX Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

DEBBIE WILLIS
102 INVERMAY ROAD
LAUNCESTON TAS 7250

I09900026771

A REQUEST FOR DIRECT CREDIT OF PAYMENTS

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C 1 2 3

Insert details of the Australian Financial Institution, Branch and Account into which you wish to have your payments made. This request will not cancel any reinvestment plan participation (if any) unless we receive specific instructions from you. A detailed payment advice will be provided for each payment.

A direct credit request form is required for each holding.

Name(s) in which your account is held

BSB Number (Bank/State/Branch)

Account Number

Name of Financial Institution

Branch Suburb/Town

B SIGNATURE(S) OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual)

Sole Director and Sole Company Secretary/Director (delete one)

Joint Securityholder 2 (Individual)

Director/Company Secretary (delete one)

Joint Securityholder 3 (Individual)

Date __/__/_____

Signing Instructions: This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth) (or for New Zealand companies, the *Companies Act 1993*).

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

QBE DIV051

QBE Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock Exchange

015 958

ALEXANDER SAVOV
C/- QBE MANAGEMENT SERVICES
PTY LIMITED
LEVEL 2
82 PITT STREET
SYDNEY NSW 2000

16 August 2006

Dear Shareholder

Dividend Election Plan/Dividend Reinvestment Plan - suspension

QBE today announced its results for the half year ended 30 June 2006 and its interim dividend to be paid on 14 September 2006. Due to QBE's strong capital position, the directors resolved to suspend both the Dividend Election Plan and the Dividend Reinvestment Plan ("the Plans").

We note that you are a registered participant in one of the Plans. As a result of the suspension, you will receive a cash dividend of 40 cents per share rather than QBE shares.

A cheque for the dividend amount will be mailed to your registered address or, if you wish, the dividend can be paid by direct credit into an Australian bank, building society or credit union account. We encourage shareholders to use the direct credit facility as:

- you will receive your dividend as cleared funds on the date of payment;
- security is enhanced as the possibility of cheques being lost or stolen is eliminated; and
- costs to QBE are lowered, ultimately benefiting all shareholders.

To ensure your dividend is paid to your current account and not rejected by the bank, it is essential that you confirm your banking instructions to our share registry, Link Market Services Limited (Link). Link requires these details be provided even if done so in the past.

To assist you, you have until the record date of Friday 1 September 2006 to lodge the enclosed 'Request for Direct Credit of Payments' form with Link in the reply paid envelope also enclosed.

Our share registry records indicate that you have not provided a tax file number (TFN). In order to avoid the deduction of income tax at the rate of 46.5%, we encourage you to complete the TFN notification form also enclosed and return it to Link on or before 1 September 2006.

If you have any questions, we refer you to the "Dividends" section of our website, www.qbe.com. Alternatively, you can telephone Link on (612) 8280 7158, fax on (612) 9287 0303 or email them on registrars@linkmarketservices.com.au.

Yours sincerely

D Ramsay

Duncan Ramsay
Company Secretary
Direct: +612 9375 4422
Mobile: +61 (0)408 037 220
Fax: +612 9231 6104
Email: duncan.ramsay@qbe.com

A Member of the QBE Insurance Group

QBE INSURANCE GROUP LIMITED

Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0303
ASX Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

ALEXANDER SAVOV
C/- QBE MANAGEMENT SERVICES
PTY LIMITED
LEVEL 2
82 PITT STREET
SYDNEY NSW 2000

I40013692914

A TAX FILE NUMBER OR AUSTRALIAN BUSINESS NUMBER NOTIFICATION

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C 1 2 3 **Where a choice is required, mark the box with an 'X'** X

Securityholders may quote their tax file number (TFN), or Australian Business Number (ABN) if a business account, for this investment. Whilst there is no obligation to provide either a TFN or ABN, where it is not quoted we are required to deduct withholding tax at the highest marginal tax rate on any interest or on any unfranked portion of any dividend or distribution. Securityholders who wish to claim an exemption from quotation of their TFN should enter the exemption code for the pension or benefit they receive.

Exemption Code	Description
444 444 441	Age, Invalid, or Service/Veterans Pension
444 444 442	Carer's, Sole Parent's, Widow's, or Other Pension, Rehabilitation Allowance
555 555 555	Non profit organisation

For more information on Tax File and Australian Business Numbers and Exemptions, call the Australian Taxation Office.

Individuals

Securityholder 1 Name | **TFN, ABN or Exemption Code**

Securityholder 2 Name | **TFN, ABN or Exemption Code**

OR

Company, Partnership, Trust, Superannuation Fund

(Please mark appropriate box with a cross)

Company **Partnership** **Trust** **Super Fund**

QBE | ABN 28 008 485 014

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0303
ASX Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

ALEXANDER SAVOV
C/- QBE MANAGEMENT SERVICES
PTY LIMITED
LEVEL 2
82 PITT STREET
SYDNEY NSW 2000

140013692914

A REQUEST FOR DIRECT CREDIT OF PAYMENTS

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. | A B C | 1 2 3 |

Insert details of the Australian Financial Institution, Branch and Account into which you wish to have your payments made. This request will not cancel any reinvestment plan participation (if any) unless we receive specific instructions from you. A detailed payment advice will be provided for each payment.

A direct credit request form is required for each holding.

Name(s) in which your account is held

BSB Number (Bank/State/Branch)

Account Number

Name of Financial Institution

Branch Suburb/Town

B SIGNATURE(S) OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date __/__/____

Signing Instructions: This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth) (or for New Zealand companies, the *Companies Act 1993*).

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

QBE DIV051

QBE
Insurance
Group

015 957

ALEX KENT
C/- QBE MANAGEMENT SERVICES
PTY LIMITED
LEVEL 2
82 PITT STREET
SYDNEY NSW 2000

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock Exchange

16 August 2006

Dear Shareholder

Dividend Election Plan/Dividend Reinvestment Plan - suspension

QBE today announced its results for the half year ended 30 June 2006 and its interim dividend to be paid on 14 September 2006. Due to QBE's strong capital position, the directors resolved to suspend both the Dividend Election Plan and the Dividend Reinvestment Plan ("the Plans").

We note that you are a registered participant in one of the Plans. As a result of the suspension, you will receive a cash dividend of 40 cents per share rather than QBE shares.

A cheque for the dividend amount will be mailed to your registered address or, if you wish, the dividend can be paid by direct credit into an Australian bank, building society or credit union account. We encourage shareholders to use the direct credit facility as:

- you will receive your dividend as cleared funds on the date of payment;
- security is enhanced as the possibility of cheques being lost or stolen is eliminated; and
- costs to QBE are lowered, ultimately benefiting all shareholders.

To ensure your dividend is paid to your current account and not rejected by the bank, it is essential that you confirm your banking instructions to our share registry, Link Market Services Limited (Link). Link requires these details be provided even if done so in the past.

To assist you, you have until the record date of Friday 1 September 2006 to lodge the enclosed 'Request for Direct Credit of Payments' form with Link in the reply paid envelope also enclosed.

Our share registry records indicate that you have not provided a tax file number (TFN). In order to avoid the deduction of income tax at the rate of 46.5%, we encourage you to complete the TFN notification form also enclosed and return it to Link on or before 1 September 2006.

If you have any questions, we refer you to the "Dividends" section of our website, www.qbe.com. Alternatively, you can telephone Link on (612) 8280 7158, fax on (612) 9287 0303 or email them on registrars@linkmarketservices.com.au.

Yours sincerely

D Ramsay

Duncan Ramsay
Company Secretary
Direct: +612 9375 4422
Mobile: +61 (0)408 037 220
Fax: +612 9231 6104
Email: duncan.ramsay@qbe.com

A Member of the QBE Insurance Group

ABN 28 008 485 014

QBE

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0303
ASX Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

ALEX KENT
C/- QBE MANAGEMENT SERVICES
PTY LIMITED
LEVEL 2
82 PITT STREET
SYDNEY NSW 2000

[redacted]

A TAX FILE NUMBER OR AUSTRALIAN BUSINESS NUMBER NOTIFICATION

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C 1 2 3 **Where a choice is required, mark the box with an 'X'** X

Securityholders may quote their tax file number (TFN), or Australian Business Number (ABN) if a business account, for this investment. Whilst there is no obligation to provide either a TFN or ABN, where it is not quoted we are required to deduct withholding tax at the highest marginal tax rate on any interest or on any unfranked portion of any dividend or distribution. Securityholders who wish to claim an exemption from quotation of their TFN should enter the exemption code for the pension or benefit they receive.

Exemption Code	Description
444 444 441	Age, Invalid, or Service/Veterans Pension
444 444 442	Carer's, Sole Parent's, Widow's, or Other Pension, Rehabilitation Allowance
555 555 555	Non profit organisation

For more information on Tax File and Australian Business Numbers and Exemptions, call the Australian Taxation Office.

Individuals

Securityholder 1 Name | **TFN, ABN or Exemption Code**

Securityholder 2 Name | **TFN, ABN or Exemption Code**

OR

Company, Partnership, Trust, Superannuation Fund

(Please mark appropriate box with a cross)

Company ☐ **Partnership** ☐ **Trust** ☐ **Super Fund** ☐

QBE

QBE INSURANCE GROUP LIMITED

ABN 28 008 485 014

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0303
ASX Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

ALEX KENT
C/- QBE MANAGEMENT SERVICES
PTY LIMITED
LEVEL 2
82 PITT STREET
SYDNEY NSW 2000

[redacted]

A REQUEST FOR DIRECT CREDIT OF PAYMENTS

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C | 1 2 3

Insert details of the Australian Financial Institution, Branch and Account into which you wish to have your payments made. This request will not cancel any reinvestment plan participation (if any) unless we receive specific instructions from you. A detailed payment advice will be provided for each payment.

A direct credit request form is required for each holding.

Name(s) in which your account is held

BSB Number (Bank/State/Branch)

Account Number

Name of Financial Institution

Branch Suburb/Town

B SIGNATURE(S) OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual)

Sole Director and Sole Company Secretary/Director (delete one)

Joint Securityholder 2 (Individual)

Director/Company Secretary (delete one)

Joint Securityholder 3 (Individual)

Date __/__/____

Signing Instructions: This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth) (or for New Zealand companies, the *Companies Act 1993*).

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

QBE DIV051

QBE INSURANCE GROUP LIMITED

ABN: 28008485014

DIVIDEND STATEMENT

QBE

SRN/HIN:
Payment date: 14 September 2006
Record date: 01 September 2006

Security description	Dividend Rate per share	Participating shares	Unfranked amount	Franked amount	Total amount	Franking credit
DIV AND BONUS SHARE	0.40	625	$100.00	$150.00	$250.00	$64.29
EMPL LOAN SHARES	0.40	2,500	$400.00	$600.00	$1,000.00	$257.14
				Less: withholding tax:	$75.00	
				Net amount:	$1,175.00	
				Represented by:		
				Cheque amount:	$1,175.00	

CHEQUE

The amount of $1,175.00 was paid by cheque number 174411 (presented 30 October 2006)

The franked portion of this dividend is 24 cents. The franking percentage of this dividend is 60% franked at the company tax rate of 30%.

Please retain this statement for taxation purposes as a charge may be levied for replacement.

QBE
Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9231 6104
DX 10171 Sydney Stock Exchange

13 February 2007

042 27040
DR KENNETH CHARLES HAMMOND
PO BOX 3360
TOOWOOMBA VILLAGE FAIR QLD 4350

Dear Shareholder

re: Recommencement of Dividend Reinvestment Plans

QBE today announced that it will be recommencing its Dividend Election Plan (DEP) and Dividend Reinvestment Plan (DRP) for the 2006 final dividend payable on 2 April 2007.

If you wish to continue to receive a cash dividend, please disregard this letter.

If you would like to change your dividend election from cash to participate in either DEP or DRP, please complete the form enclosed with this letter.

Election notices to either participate or vary participation must be lodged with our share registry, Link Market Services (Link), by 5:00pm Sydney time, Thursday 22 February 2007 in order to be effective for the final dividend.

If you have any questions, we refer you to the "Dividends" section under Investor Information on our website, www.qbe.com. Alternatively you can telephone Link on (612) 8280 7158, fax on (612) 9287 0303 or email Link on registrars@linkmarketservices.com.au.

Yours faithfully,

D Ramsay

Duncan Ramsay
Company Secretary

QBE INSURANCE GROUP LIMITED

ABN 28 008 485 014

QBE

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: (02) 8280 7158
From outside Australia: +61 2 8280 7158
Facsimile: (02) 9287 0303
ASX Code: QBE
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

DR KENNETH CHARLES HAMMOND
PO BOX 3360
TOOWOOMBA VILLAGE FAIR QLD 4350

[redacted]

A DIVIDEND REINVESTMENT PLAN (DRP) AND DIVIDEND ELECTION PLAN (DEP)

PLEASE COMPLETE THIS FORM IN BLACK INK USING CAPITAL LETTERS. PHOTOCOPIES AND FAXES WILL NOT BE ACCEPTED.

I/We wish to particpate in the DRP and or DEP or change my/our participation as set out below in accordance with the rules of those plans from time to time.

NOTE: THERE IS A MINIMUM PARTICIPATION OF 100 SHARES

1. **FULL PARTICIPATION (Choose only one Box (A or B))**

   A [ ] Full participation is required in the DRP. No cash dividend will be issued. Please tick Box A only.

   B [ ] Full participation is required in the DEP. No cash dividend will be issued. Please tick Box B only.

   OR

2. **PARTIAL PARTICIPATION (If you choose partial participation, complete only one choice in this section.)**

   If you have ticked Box A or B do NOT complete any boxes in this section.

   - **Partial DEP/DRP** Insert the number of shares you would like to participate in DEP. The dividend on the balance (if any) will be issued automatically in DRP shares. C [ ]
   - **Partial DEP/CASH** Insert the number of shares you would like to participate in DEP. The dividend on the balance (if any) will be paid automatically in cash. D [ ]
   - **Partial DRP/CASH** Insert the number of shares you would like to participate in DRP. The dividend on the balance (if any) will be paid automatically in cash. E [ ]
   - **Partial DEP/DRP/CASH** Insert the number of shares you would like to participate in DEP and DRP. The dividend on the balance (if any) will be paid automatically in cash. F [ ] G [ ]

3. **WITHDRAWAL**

   H [ ] I/We wish to withdraw from participating in the DRP and receive a full cash dividend. Please tick Box H.

   I [ ] I/We wish to withdraw from participating in the DEP and receive a full cash dividend. Please tick Box I.

DECLARATION

I/We agree to be bound by the terms and conditions of the Rules of the Dividend Election Plan/Dividend Reinvestment Plan (as the case may be) in respect of my/our nomination to participate in the relevant Plan or Plans.

CONDITIONS

The above elections will apply until a fresh election is delivered to the Company on a valid form. In the event of any inconsistency in any election made above, QBE Insurance Group Limited may in its sole discretion elect not to recognise that election or to interpret that election in any way it reasonably chooses. QBE Insurance Group Limited accepts no responsibility for any taxation consequences for shareholders.

Please see overleaf for our share registrar's privacy clause.

B SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED

If signed under power of attorney, the attorney hereby states that no notice of revocation of the power has been received.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Director	Director/Company Secretary (Delete one)	Sole Director and Sole Secretary

This form must be signed by the securityholder. If a joint holding, all securityholders must sign If signed by the securityholder's attorney, the power of attorney must have been previously noted by the Registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001.

Date: / /

QBE DRP/DEP001

PRIVACY CLAUSE

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

QBE

Dividend Reinvestment Plan (DRP) and Dividend Election Plan (DEP)

FEATURES COMMON TO BOTH PLANS

Eligibility

QBE ordinary shareholders who hold a minimum of 100 shares per registered holding at each dividend record date and have a registered address in Australia or New Zealand are eligible to participate in the DRP or DEP. For legal and practical reasons, shareholders with registered addresses in the USA or Canada cannot participate in the DRP or DEP.

Multiple shareholdings

You will need to complete a separate form for each of your shareholdings, eg if you have 75 shares in one shareholding and 50 shares in another shareholding, you will not be able to participate in the DRP or DEP. You will receive cash dividend for each of those shareholdings. However, if you combine these shareholdings so that you have one shareholding of 125 shares, you can participate in the DRP or DEP.

Participation level

There is currently no maximum participation level however, QBE has the discretion to introduce a maximum participation level and to vary the minimum participation level.

Other common features

The number of DRP or DEP shares you receive will be calculated by multiplying the number of participating shares you hold at the dividend record date by the relevant dividend, deducting any withholding tax (if applicable) and then dividing this amount by the issue price. Where a fraction of a share results, the calculation will be rounded either up or down to the nearest whole number of shares.

The issue price is based on a weighted average market price of shares calculated during a set pricing period. The pricing period for DRP and DEP shares will be determined by the Directors for each dividend payment date; however, it will be at least five trading days on the Australian Stock Exchange. The issue price will be rounded either up or down to the nearest cent.

Shares allotted under each Plan rank equally with existing shares.

Statements

Statements showing full details of shares allotted under either Plan will be mailed to participating shareholders at the time of payment of the cash dividend.

FEATURES OF THE DRP

Under the DRP, the cash dividends on shares are applied to pay for additional QBE shares issued under the DRP

QBE understands for Australian residents, shares issued under the DRP are treated as dividends for the purpose of the Australian dividend imputation system just as if they were received as a cash dividend. Therefore to the extent that a dividend is franked, shares received under the DRP will be entitled to the resulting "franking credits" for Australian income tax purposes.

Application and variation forms for the **DRP** must be received by QBE's share registry by 5.00pm on **the day prior to the announcement** of a dividend.

FEATURES OF THE DEP

The DEP provides for shareholders to elect not to receive a dividend in respect of all or some of their QBE shares but to receive instead additional fully paid shares issued as Bonus Shares to the equivalent value of the dividend foregone.

QBE understands for Australian residents, shares issued under the DEP are not dividends for the purpose of the Australian dividend imputation system and therefore such shares should not, in general, be subject to Australian income tax or dividend withholding tax. Such shares will also not be treated as "franked dividends" to which "franking credits" attach for the purpose of the dividend imputation system.

Application and variation forms for the **DEP** must be received by QBE's share registry by 5.00pm on **the day prior to the announcement** of a dividend.

MORE INFORMATION

A full copy of the rules of QBE's Dividend Election Plan and Dividend Reinvestment Plan can be downloaded from QBE's website, qbe.com or a hard copy obtained from QBE's share registry.

A copy of this Dividend Application/Notice of Variation form may also be downloaded from qbe.com.

SHARE REGISTRY

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

Telephone: (02) 8280 7158

IMPORTANT

QBE understands for Australian residents, shares received by a shareholder under the DRP are treated differently for taxation purposes to bonus shares issued under the DEP.

However, QBE cannot provide taxation advice for shareholders and does not accept responsibility for shareholders' reliance on any statements contained herein which are provided as general information only. It is recommended that shareholders obtain their own taxation advice before deciding upon participation in either Plan.

Schedule E to
Application dated
February 16, 2007
to the Securities and Exchange Commission

List of Information made or
required to be made public,
or filed with the Australian Securities
Exchange Limited (the "ASX") or the Australian
Securities and Investments Commission (the "ASIC")
by shareholders of QBE Insurance Group
Limited

SUBSTANTIAL SHAREHOLDER NOTICES

Item:	Notification of change in substantial shareholding from existing shareholders
Date Required:	Within 2 business days after they became aware of the information
Entity Requiring Item:	ASX & ASIC

	Date	Item Description
1.	03/15/06	Form 603 – Notice of Initial Substantial Holder
2.	03/20/06	Form 605 – Notice of Ceasing to be a Substantial Holder
3.	04/11/06	Form 604 – Change in Substantial Holder
4.	04/26/06	Form 604 – Change in Substantial Holder
5.	06/14/06	Form 604 – Change in Substantial Holder
6.	10/13/06	Form 604 – Change in Substantial Holder
7.	01/29/07	Form 604 – Change in Substantial Holder

Merrill Lynch

Merrill Lynch (Australia) Pty Limited
ACN 000 890 451
Level 38
Governor Philip Tower
1 Farrer Place
SYDNEY NSW 2000
AUSTRALIA

FACSIMILE TRANSMISSION SHEET

DATE:	**15 March 2006**
TO:	**Company Announcements Office** **Australian Stock Exchange Limited**
FAX:	**1900 999 279**
FROM:	**Christopher Dean**
AT:	**Merrill Lynch, Office of General Counsel**
PHONE:	**+612 9225 6619**
FAX:	**+612 9225 6953**
NO OF PAGES:	**15 (including covering page)**
RE:	**QBE Insurance Group Ltd (QBE)**

Please find attached completed Form 603 - Notice of Initial Substantial Holder for QBE. A copy of this Notice has also been sent to QBE today.

Kind Regards,

Christopher Dean

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme QBE INSURANCE GROUP LIMITED

ACN/ARSN ~~000 000 918~~ 008 485 014

1. Details of substantial holder (1)

Name MERRILL LYNCH 7 CO., INC.

ACN/ARSN (if applicable)

The holder became a substantial holder on 10/03/06

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY SHARES	44,755,907	44,755,907	5.64%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
SEE APPENDIX 1		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
SEE APPENDIX 2			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
SEE APPENDIX 3				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
SEE APP3NDIX 4	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
SEE APPENDIX 5	

Signature

print name ROSS MCASEY capacity ATTORNEY-IN-FACT

sign here Ross N. McAsey date 15/ 03 /2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 603 - Merrill Lynch as Initial Substantial Holder of QBE Insurance Group Limited

Appendix 1 - [item 3]

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Merrill Lynch & Co., Inc.	Beneficial Owner (deemed interest from its associates)	Ordinary share 44,755,907
Merrill Lynch International	- ditto -	Ordinary share 37,661,592
Merrill Lynch Investment Managers Group	- ditto -	Ordinary share 7,094,315

Appendix 1a - [item 3]

Stock Borrowing and Lending	Number of shares	Loan value
Stock borrowing, lending and Collateral received	Appendix 3a	Appendix 3a

Appendix 2 - [item 4]

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
Merrill Lynch & Co., Inc.	Deemed interest from its associates	N/A	Ordinary share 44,755,907
Merrill Lynch International	Merrill Lynch International	N/A	Ordinary share 37,661,592
Merrill Lynch Investment Managers Group	Various Custodians	N/A	Ordinary share 7,094,315

Appendix 3 - [item 5]

Holder of relevant interest	Date of acquisition	Consideration	Class and number of securities
Merrill Lynch International	Appendix 3a	Appendix 3a	Ordinary share 37,661,592
Merrill Lynch Investment Managers Group	Appendix 3a	Appendix 3a	Ordinary share 7,094,315

Appendix 4 - [item 6]

Name and ACN/ARSN (if applicable)	Nature of association
Merrill Lynch & Co., Inc.	Ultimate holding company
Merrill Lynch International	Subsidiary of Merrill Lynch & Co., Inc.
Merrill Lynch Investment Managers Group	Subsidiary of Merrill Lynch & Co., Inc.

Appendix 5 - [item 7]

Name	Address
Merrill Lynch & Co., Inc.	4 World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281
Merrill Lynch International	Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ
Merrill Lynch Investment Managers Group	4 World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281

QBE INSURANCE GROUP LIMITED

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
Stock Borrowing and Lending - Merrill Lynch International					
				brought forward	2607744
11/11/2005	Borrow	979125	19.58250046	50000	2657744
14/11/2005	Borrow	1958250	19.58250046	100000	2757744
15/11/2005	Borrow	277242	19.8029995	14000	2771744
16/11/2005	Borrow	2025261	19.85549927	102000	2873744
16/11/2005	Return	979125	19.58250046	-50000	2823744
18/11/2005	Return	1958250	19.58250046	-100000	2723744
18/11/2005	Return	277242	19.8029995	-14000	2709744
16/11/2005	Return	2025261	19.85549927	-102000	2607744
24/11/2005	Return of Previous Borrow	700000	14	-50000	2557744
29/11/2005	Borrow	4524000	15.60000038	290000	2847744
29/11/2005	Return of Previous Borrow	4263000	14.69999981	-290000	2557744
1/12/2005	Return of Previous Borrow	11246371	14.25	-789219	1768525
1/12/2005	Return of Previous Borrow	1472552.25	14.25	-103337	1665188
1/12/2005	Return of Previous Borrow	2406753.75	14.25	-168895	1496293
1/12/2005	Return of Previous Borrow	2360598	14.25	-165656	1330637
1/12/2005	Return of Previous Borrow	1606801.5	14.25	-112758	1217879
1/12/2005	Return of Previous Borrow	2174706.75	14.25	-152611	1065268
7/12/2005	Borrow	521114.5625	19.46999931	26765	1092033
8/12/2005	Borrow	38442880	15.34732914	2504858	3596891
8/12/2005	Borrow	2232605.5	19.46999931	114669	3711560
15/12/2005	Return	777280.8125	14.45270252	-53781	3657779
16/12/2005	Borrow	223492.5	20.31749916	11000	3668779
19/12/2005	Return	478796.4063	19.35000038	-24744	3644035
21/12/2005	Borrow	102690	20.53800011	5000	3649035
22/12/2005	Return	223492.5	20.31749916	-11000	3638035
2/01/2006	Return	102690	20.53800011	-5000	3633035
11/01/2006	Borrow	64000	16	4000	3637035
11/01/2006	Borrow	77880	19.46999931	4000	3641035
11/01/2006	Borrow	1295288.5	15.5	83567	3724602
13/01/2006	Borrow	8350000	16.70000076	500000	4224602
13/01/2006	Borrow	7800000	15.60000038	500000	4724602
19/01/2006	Return	210099	14.75	-14244	4710358
23/01/2006	Borrow	2887080	20.62199974	140000	4850358
25/01/2006	Return	2887080	20.62199974	-140000	4710358
30/01/2006	Return of Previous Borrow	146369.9063	19.48999977	-7510	4702848
30/01/2006	Return	39348.87109	19.46999931	-2021	4700827
30/01/2006	Return	77880	19.46999931	-4000	4696827
30/01/2006	Borrow	3389400	18.82999992	180000	4876827
30/01/2006	Return	129845.4297	19.46999931	-6669	4870158
30/01/2006	Return	2102760	19.46999931	-108000	4762158
9/02/2006	Return	3389400	18.82999992	-180000	4582158
14/02/2006	Borrow	981391.25	14.75	66535	4648693
15/02/2006	Borrow	2031750	20.31749916	100000	4748693
16/02/2006	Borrow	198975	19.89749908	10000	4758693
16/02/2006	Borrow	1100918.5	15.5	71027	4829720
17/02/2006	Borrow	12894840	19.99200058	645000	5474720
17/02/2006	Return	386118	14.25	-27096	5447624
20/02/2006	Return	2031750	20.31749916	-100000	5347624
20/02/2006	Return	198975	19.89749908	-10000	5337624
20/02/2006	Return	7996800	19.99200058	-400000	4937624
20/02/2006	Return	533135.25	14.25	-37413	4900211
21/02/2006	Borrow	1795500	19.95000076	90000	4990211
22/02/2006	Borrow	404880	20.24399948	20000	5010211
22/02/2006	Borrow	35070030	16.70000076	2100000	7110211
22/02/2006	Borrow	32760000	15.60000038	2100000	9210211
24/02/2006	Return	124696.5	14.75	-8454	9201757
24/02/2006	Return	981391.25	14.75	-66535	9135222
27/02/2006	Return	4898040	19.99200058	-245000	8890222
27/02/2006	Return	1795500	19.95000076	-90000	8800222
27/02/2006	Return	404880	20.24399948	-20000	8780222
27/02/2006	Borrow	12525000	16.70000076	750000	9530222
27/02/2006	Borrow	11992500	15.98999977	750000	10280222
28/02/2006	Borrow	993600	21.60000038	46000	10326222
28/02/2006	Borrow	35649600	22.28100014	1600000	11926222
28/02/2006	Borrow	1695033.5	15.5	109357	12035579
1/03/2006	Return	523481.5	15.5	-33773	12001806
1/03/2006	Return	521017	15.5	-33614	11968192
1/03/2006	Borrow	1034210.438	15.34732914	67387	12035579
2/03/2006	Borrow	9268500	16.70000076	555000	12590579
2/03/2006	Borrow	28753984	21.60000038	1331203	13921782
2/03/2006	Return of Previous Borrow	1995152.75	15.34732914	-130000	13791782
2/03/2006	Return	37617484	15.34732914	-2451077	11340705
2/03/2006	Return	1695033.5	15.5	-109357	11231348
3/03/2006	Borrow	51246300	22.28100014	2300000	13531348
3/03/2006	Borrow	9235200	16.63999939	555000	14086348

QBE INSURANCE GROUP LIMITED

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
3/03/2006	Return	1034210.438	15.34732914	-67387	14018961
6/03/2006	Borrow	2151252	21.60000038	99595	14118556
6/03/2006	Borrow	20736000	21.60000038	960000	15078556
6/03/2006	Borrow	37584000	21.60000038	1740000	16818556
6/03/2006	Borrow	38991752	22.28100014	1750000	18568556
6/03/2006	Borrow	10020000	16.70000076	600000	19168556
6/03/2006	Borrow	9984000	16.63999939	600000	19768556
6/03/2006	Borrow	1343840.5	9.145567894	146939	19915495
6/03/2006	Borrow	880745.5625	9.145567894	96303	20011798
6/03/2006	Borrow	221661.125	9.145567894	24237	20036035
6/03/2006	Borrow	2550342	9.145567894	278861	20314896
6/03/2006	Borrow	237784.7656	9.145567894	26000	20340896
6/03/2006	Borrow	82310.10938	9.145567894	9000	20349896
6/03/2006	Borrow	2176645	9.145567894	238000	20587896
6/03/2006	Borrow	8622517	13.32692051	647000	21234896
6/03/2006	Borrow	21710000	16.70000076	1300000	22534896
7/03/2006	Return	35649600	22.28100014	-1600000	20934896
7/03/2006	Return	51246300	22.28100014	-2300000	18634896
7/03/2006	Return	38991752	22.28100014	-1750000	16884896
7/03/2006	Borrow	13173300	21.95549965	600000	17484896
7/03/2006	Return	13173300	21.95549965	-600000	16884896
7/03/2006	Borrow	8782200	21.95549965	400000	17284896
7/03/2006	Borrow	143620000	16.70000076	8600000	25884896
7/03/2006	Borrow	140868000	16.37999916	8600000	34484896
7/03/2006	Borrow	49081300	16.70000076	2939000	37423896
7/03/2006	Borrow	48140820	16.37999916	2939000	40362896
8/03/2006	Return	32254864	21.25	-1517876	38845020
8/03/2006	Borrow	51030000	22.68000031	2250000	41095020
8/03/2006	Borrow	21735000	21.73500061	1000000	42095020
8/03/2006	Return	21735000	21.73500061	-1000000	41095020
8/03/2006	Borrow	21125000	16.25	1300000	42395020
8/03/2006	Borrow	50100000	16.70000076	3000000	45395020
8/03/2006	Borrow	48750000	16.25	3000000	48395020
8/03/2006	Borrow	66800000	16.70000076	4000000	52395020
8/03/2006	Borrow	65000000	16.25	4000000	56395020
8/03/2006	Borrow	45360000	22.68000031	2000000	58395020
8/03/2006	Borrow	832246.6875	9.145567894	91000	58486020
9/03/2006	Borrow	11340000	22.68000031	500000	58986020
9/03/2006	Borrow	87948000	21.98699951	4000000	62986020
10/03/2006	Return	49081300	16.70000076	-2939000	60047020
10/03/2006	Return	51030000	22.68000031	-2250000	57797020
10/03/2006	Return	50100000	16.70000076	-3000000	54797020
10/03/2006	Return	48750000	16.25	-3000000	51797020
10/03/2006	Return	66800000	16.70000076	-4000000	47797020
10/03/2006	Return	65000000	16.25	-4000000	43797020
10/03/2006	Return	45360000	22.68000031	-2000000	41797020
10/03/2006	Return	11340000	22.68000031	-500000	41297020
10/03/2006	Return	87948000	21.98699951	-4000000	37297020
10/03/2006	Borrow	68040000	22.68000031	3000000	40297020
10/03/2006	Return	68040000	22.68000031	-3000000	37297020

				brought forward	-5,557,666
11/11/2005	Return of Previous Loan	96211.5	19.24230003	5000	-5,552,666
11/11/2005	Loan	705000	14.10000038	-50000	-5,602,666
14/11/2005	Return of Previous Loan	171279.3594	15.93000031	10752	-5,591,914
16/11/2005	Return	19803	19.8029995	1000	-5,590,914
16/11/2005	Return	80556	20.13899994	4000	-5,586,914
16/11/2005	Return of Previous Loan	455768.625	13.77152443	33095	-5,553,819
16/11/2005	Return of Previous Loan	171106.0156	13.77000046	12426	-5,541,393
17/11/2005	Return	39711	19.85549927	2000	-5,539,393
17/11/2005	Return of Previous Loan	2879036.75	14.10000038	204187	-5,335,206
17/11/2005	Return	705000	14.10000038	50000	-5,285,206
17/11/2005	Loan	3685711.5	14.5	-254187	-5,539,393
22/11/2005	Loan	60322.5	20.10750008	-3000	-5,542,393
28/11/2005	Return	60322.5	20.10750008	3000	-5,539,393
29/11/2005	Loan	4524000	15.60000038	-290000	-5,829,393
5/12/2005	Loan	59944.5	19.98150063	-3000	-5,832,393
7/12/2005	Loan	521649.8438	19.48999977	-26765	-5,859,158
7/12/2005	Return	59787	19.92900085	3000	-5,856,158
8/12/2005	Loan	2234898.75	19.48999977	-114669	-5,970,827
9/12/2005	Loan	58648.19922	18.97999954	-3090	-5,973,917
12/12/2005	Return of Previous Loan	152856.9063	19.95000076	7662	-5,966,255
12/12/2005	Loan	1062309	19	-55911	-6,022,166
12/12/2005	Return of Previous Loan	6422767	14.23999977	451037	-5,571,129
13/12/2005	Return	58648.19922	18.97999954	3090	-5,568,039
13/12/2005	Return	1062309	19	55911	-5,512,128
13/12/2005	Loan	1588767.875	15.8876791	-100000	-5,612,128
16/12/2005	Loan	362500	14.5	-25000	-5,637,128
19/12/2005	Return of Previous Loan	2497687.5	19.98150053	125000	-5,512,128
19/12/2005	Return	478796.4063	19.35000038	24744	-5,487,384

QBE INSURANCE GROUP LIMITED

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
19/12/2005	Loan	24568156	22.68000031	-1083252	-6,570,636
20/12/2005	Loan	161507.0625	19.37000084	-8338	-6,578,974
21/12/2005	Return	161507.0625	19.37000084	8338	-6,570,636
21/12/2005	Loan	36811.17188	19.56999969	-1881	-6,572,517
22/12/2005	Return	36811.17188	19.56999969	1881	-6,570,636
22/12/2005	Loan	18205.19922	19.45000076	-936	-6,571,572
22/12/2005	Loan	87000	14.5	-6000	-6,577,572
23/12/2005	Return	18205.19922	19.45000076	936	-6,576,636
28/12/2005	Loan	608159.5	19.55999947	-31092	-6,607,728
29/12/2005	Return	608159.5	19.55999947	31092	-6,576,636
29/12/2005	Loan	193860.4219	19.56999969	-9906	-6,586,542
30/12/2005	Return	193860.4219	19.56999969	9906	-6,576,636
5/01/2006	Return	2634240	20.57999992	128000	-6,448,636
5/01/2006	Return	3685711.5	14.5	254187	-6,194,449
5/01/2006	Return	362500	14.5	25000	-6,169,449
5/01/2006	Return	87000	14.5	6000	-6,163,449
5/01/2006	Loan	4141882.25	14.52339077	-285187	-6,448,636
9/01/2006	Loan	44403.80078	19.70000076	-2254	-6,450,890
9/01/2006	Loan	1155641.375	17.72999954	-65180	-6,516,070
10/01/2006	Return	44403.80078	19.70000076	2254	-6,513,816
10/01/2006	Loan	167548.5	19.70000076	-8505	-6,522,321
11/01/2006	Return	0	0	7116	-6,515,205
11/01/2006	Loan	77960	19.48999977	-4000	-6,519,205
12/01/2006	Return	167548.5	19.70000076	8505	-6,510,700
12/01/2006	Loan	43401.89844	19.89999962	-2181	-6,512,881
13/01/2006	Return	43401.89844	19.89999962	2181	-6,510,700
30/01/2006	Return	2104920	19.48999977	108000	-6,402,700
31/01/2006	Return of Previous Loan	1163684.875	20.44350052	56922	-6,345,778
2/02/2006	Return	1568526.25	14.52339077	108000	-6,237,778
2/02/2006	Return	1045684.188	14.52339077	72000	-6,165,778
2/02/2006	Loan	280851.8438	17.28000069	-16253	-6,182,031
2/02/2006	Return of Previous Loan	1310590.75	14.52339077	90240	-6,091,791
2/02/2006	Return of Previous Loan	1965886.25	14.52339077	135360	-5,956,431
2/02/2006	Return	4141882.25	14.52339077	285187	-5,671,244
2/02/2005	Return	290467.8125	14.52339077	20000	-5,651,244
2/02/2006	Loan	2577617	15.8876791	-162240	-5,813,484
2/02/2006	Loan	3866425.5	15.8876791	-243360	-6,056,844
2/02/2006	Loan	4347941	14.24680901	-305187	-6,362,031
9/02/2006	Return	3403800	18.90999985	180000	-6,182,031
9/02/2006	Loan	712340.4375	14.24680901	-50000	-6,232,031
14/02/2006	Loan	74928.75	18.85000038	-3975	-6,236,006
15/02/2006	Return	74928.75	18.85000038	3975	-6,232,031
15/02/2006	Loan	1233291.625	19.35000038	-63736	-6,295,767
16/02/2006	Return	1233291.625	19.35000038	63736	-6,232,031
16/02/2006	Loan	16050.65039	18.95000076	-847	-6,232,878
16/02/2006	Loan	139944	19.99200058	-7000	-6,239,878
17/02/2006	Return	16050.65039	18.95000076	847	-6,239,031
17/02/2006	Loan	64355.19922	19.04000092	-3380	-6,242,411
24/02/2006	Loan	132426	22.07099915	-6000	-6,248,411
27/02/2006	Return of Previous Loan	93221.42188	21.73500061	4289	-6,244,122
27/02/2006	Loan	12000000	16	-750000	-6,994,122
27/02/2006	Return	130410	21.73500061	6000	-6,988,122
27/02/2006	Loan	283134.3125	15.88767815	-17821	-7,005,943
28/02/2006	Loan	993600	21.60000038	-46000	-7,051,943
28/02/2006	Loan	730833.25	15.8876791	-46000	-7,097,943
3/03/2006	Return	39324.23828	3.778270483	10408	-7,087,535
3/03/2006	Loan	9240750	16.64999962	-555000	-7,642,535
6/03/2006	Loan	2151252	21.60000038	-99595	-7,742,130
6/03/2006	Loan	20736000	21.60000038	-960000	-8,702,130
6/03/2006	Loan	37584000	21.60000038	-1740000	-10,442,130
6/03/2006	Loan	9990000	16.64999962	-600000	-11,042,130
6/03/2006	Loan	1582333.375	15.8876791	-99595	-11,141,725
7/03/2006	Loan	48052652	16.35000038	-2939000	-14,080,725
8/03/2006	Return	32254864	21.25	1517876	-12,562,849
8/03/2006	Return	65079	21.69300079	3000	-12,559,849
8/03/2006	Loan	195615	21.73500061	-9000	-12,568,849
8/03/2006	Loan	48750000	16.25	-3000000	-15,568,849
8/03/2006	Loan	65000000	16.25	-4000000	-19,568,849
8/03/2006	Loan	8694000	21.73500061	-400000	-19,968,849
9/03/2006	Return	195615	21.73500061	9000	-19,959,849
9/03/2006	Loan	1003168.813	21.60000038	-46443	-20,006,292
10/03/2006	Return	48750000	16.25	3000000	-17,006,292
10/03/2006	Return	65000000	16.25	4000000	-13,006,292
10/03/2006	Loan	2045608.75	15.8876791	-128767	-13,135,059

Stock Collateral Received - Merrill Lynch International

				brought forward	986,002
11-Nov-05	Return of Previous C.Receive	885,000.00	17.70	-50,000	936,002
11-Nov-05	Return of Previous C.Deliver	885,000.00	17.70	50,000	986,002
11-Nov-05	Return of Previous C.Deliver	1,673.86	16.57	101	986,103
11-Nov-05	Return of Previous C.Deliver	16,372,409.00	18.37	891,258	1,877,361

QBE INSURANCE GROUP LIMITED

Trade Date	Transaction	Loan Value/ Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
11-Nov-05	Return	5,527,604.50	16.69	331,272	2,208,633
11-Nov-05	Return	1,647,479.75	17.66	93,302	2,301,935
11-Nov-05	Collateral Deliver	3,095,657.50	18.65	-165,987	2,135,948
11-Nov-05	Collateral Deliver	20,513,992.00	18.65	-1,099,946	1,036,002
11-Nov-05	Collateral Deliver	932,500.00	18.65	-50,000	986,002
14-Nov-05	Return of Previous C.Receive	0.00	0.00	-5,000	981,002
14-Nov-05	Return	1,590,080.38	18.65	85,259	1,066,261
14-Nov-05	Return	265,501.41	18.65	14,236	1,080,497
14-Nov-05	Return	932,500.00	18.65	50,000	1,130,497
14-Nov-05	Collateral Deliver	1,787,155.50	17.96	-99,495	1,031,002
15-Nov-05	Return of Previous C.Deliver	50,099.86	16.57	3,023	1,034,025
15-Nov-05	Return	11,395.15	18.65	611	1,034,636
15-Nov-05	Return	20,248,492.00	18.65	1,085,710	2,120,346
15-Nov-05	Return	1,787,155.50	17.96	99,495	2,219,841
15-Nov-05	Collateral Deliver	20,597,282.00	18.91	-1,089,227	1,130,614
15-Nov-05	Collateral Deliver	1,794,000.63	18.01	-99,612	1,031,002
16-Nov-05	Return of Previous C.Receive	0.00	0.00	-15,000	1,016,002
16-Nov-05	Return of Previous C.Deliver	52,718.37	16.57	3,181	1,019,183
16-Nov-05	Return	1,494,182.00	18.65	80,117	1,099,300
16-Nov-05	Return	472,976.91	18.91	25,012	1,124,312
16-Nov-05	Return	77,676.63	18.01	4,313	1,128,625
16-Nov-05	Collateral Deliver	2,175,876.25	19.32	-112,623	1,016,002
17-Nov-05	Return of Previous C.Receive	0.00	0.00	-17,532	998,470
17-Nov-05	Return of Previous C.Receive	442,500.00	17.70	-25,000	973,470
17-Nov-05	Return	0.00	0.00	500,000	1,473,470
17-Nov-05	Return of Previous C.Deliver	442,500.00	17.70	25,000	1,498,470
17-Nov-05	Return of Previous C.Deliver	6,828.03	16.57	412	1,498,882
17-Nov-05	Return	20,124,306.00	18.91	1,064,215	2,563,097
17-Nov-05	Return	3,457.90	18.01	192	2,563,289
17-Nov-05	Return	134,158.08	19.32	6,944	2,570,233
17-Nov-05	Collateral Deliver	20,556,414.00	19.18	-1,071,763	1,498,470
18-Nov-05	Return of Previous C.Deliver	34,173.30	16.57	2,062	1,500,532
18-Nov-05	Return	1,712,866.00	18.01	95,107	1,595,639
18-Nov-05	Return	307,671.00	19.32	15,925	1,611,564
18-Nov-05	Return	134,969.66	19.18	7,037	1,618,601
18-Nov-05	Collateral Deliver	1,739,573.13	18.29	-95,131	1,523,470
21-Nov-05	Return	129,598.56	19.32	6,708	1,530,178
21-Nov-05	Return	20,421,444.00	19.18	1,064,726	2,594,904
21-Nov-05	Return	1,739,573.13	18.29	95,131	2,690,035
21-Nov-05	Collateral Deliver	20,518,450.00	19.21	-1,068,113	1,621,922
21-Nov-05	Collateral Deliver	1,801,238.75	18.30	-98,452	1,523,470
22-Nov-05	Return of Previous C.Deliver	123,070.30	16.57	7,426	1,530,896
22-Nov-05	Return	1,604,448.75	19.32	83,046	1,613,942
22-Nov-05	Return	20,518,450.00	19.21	1,068,113	2,682,055
22-Nov-05	Return	1,801,238.75	18.30	98,452	2,780,507
22-Nov-05	Collateral Deliver	3,292,397.50	18.85	-174,663	2,605,844
22-Nov-05	Collateral Deliver	20,402,750.00	18.85	-1,082,374	1,523,470
23-Nov-05	Return of Previous C.Deliver	36,294.64	16.57	2,190	1,525,660
23-Nov-05	Return	3,292,397.50	18.85	174,663	1,700,323
23-Nov-05	Return	20,402,750.00	18.85	1,082,374	2,782,697
23-Nov-05	Collateral Deliver	22,618,588.00	17.98	-1,259,227	1,523,470
24-Nov-05	Return of Previous C.Receive	19,150.00	19.15	-1,000	1,522,470
24-Nov-05	Return of Previous C.Deliver	700,000.00	14.00	50,000	1,572,470
24-Nov-05	Return of Previous C.Deliver	19,150.00	19.15	1,000	1,573,470
24-Nov-05	Return of Previous C.Deliver	43,603.28	16.57	2,631	1,576,101
24-Nov-05	Return	850,854.50	17.96	47,369	1,623,470
24-Nov-05	Collateral Deliver	957,500.00	19.15	-50,000	1,573,470
25-Nov-05	Collateral Receive	0.00	0.00	31,452	1,604,922
25-Nov-05	Return of Previous C.Deliver	5,141,674.00	16.57	310,246	1,915,168
25-Nov-05	Return	18,961,414.00	17.96	1,055,625	2,970,793
25-Nov-05	Return	938,350.00	19.15	49,000	3,019,793
25-Nov-05	Collateral Deliver	5,434,207.50	17.48	-310,846	2,708,947
25-Nov-05	Collateral Deliver	20,258,900.00	19.23	-1,054,025	1,654,922
28-Nov-05	Return	2,806,298.50	17.96	156,233	1,811,155
28-Nov-05	Return	19,150.00	19.15	1,000	1,812,155
28-Nov-05	Return	20,268,900.00	19.23	1,054,025	2,866,180
28-Nov-05	Collateral Deliver	21,865,766.00	18.07	-1,210,258	1,655,922
29-Nov-05	Return of Previous C.Receive	0.00	0.00	-6,000	1,649,922
29-Nov-05	Return of Previous C.Receive	0.00	0.00	-14,318	1,635,604
29-Nov-05	Return of Previous C.Receive	423,584.41	17.65	-24,000	1,611,604
29-Nov-05	Return of Previous C.Deliver	423,584.41	17.65	24,000	1,635,604
29-Nov-05	Return	23,355.94	17.48	1,336	1,636,940
29-Nov-05	Return	409,471.13	18.07	22,664	1,659,604
29-Nov-05	Collateral Deliver	455,040.00	18.96	-24,000	1,635,604
30-Nov-05	Return	11,800.35	17.48	675	1,636,279
30-Nov-05	Return	21,456,294.00	18.07	1,187,594	2,823,873
30-Nov-05	Return	455,040.00	18.96	24,000	2,847,873
30-Nov-05	Collateral Deliver	28,564,744.00	19.08	-1,497,104	1,350,769
30-Nov-05	Collateral Deliver	21,592,978.00	18.17	-1,188,269	162,500
01-Dec-05	Collateral Receive	0.00	0.00	1,497,104	1,659,604
01-Dec-05	Return of Previous C.Receive	87,561.76	18.92	-4,628	1,654,976

QBE INSURANCE GROUP LIMITED

Trade Date	Transaction	Loan Value / Consideration (AU$)	Price (AU$)	No of Shares	No of Shares Balance
01-Dec-05	Return of Previous C.Deliver	11,246,371.00	14.25	789,219	2,444,195
01-Dec-05	Return of Previous C Deliver	1,472,552.25	14.25	103,337	2,547,532
01-Dec-05	Return of Previous C.Deliver	2,406,753.75	14.25	168,895	2,716,427
01-Dec-05	Return of Previous C.Deliver	2,360,598.00	14.25	165,656	2,882,083
01-Dec-05	Return of Previous C.Deliver	1,608,801.50	14.25	112,758	2,994,841
01-Dec-05	Return of Previous C.Deliver	2,174,706.75	14.25	152,611	3,147,452
01-Dec-05	Return of Previous C.Deliver	87,561.76	18.92	4,628	3,152,080
01-Dec-05	Return	5,399,051.50	17.48	308,835	3,460,915
01-Dec-05	Return	21,592,978.00	18.17	1,188,269	4,649,184
01-Dec-05	Collateral Deliver	28,325,208.00	18.92	-1,497,104	3,152,080
02-Dec-05	Return	28,325,208.00	18.92	1,497,104	4,649,184
05-Dec-05	Collateral Deliver	0.00	0.00	-1,780,000	2,869,184
07-Dec-05	Return of Previous C.Receive	0.00	0.00	-30,000	2,839,184
09-Dec-05	Return of Previous C.Receive	0.00	0.00	-10,000	2,829,184
14-Dec-05	Return of Previous C.Receive	0.00	0.00	-5,000	2,824,184
15-Dec-05	Return of Previous C.Receive	0.00	0.00	-10,000	2,814,184
15-Dec-05	Collateral Deliver	5,726,160.00	19.28	-297,000	2,517,184
16-Dec-05	Collateral Deliver	5,224,552.00	17.59	-297,000	2,220,184
19-Dec-05	Return	0.00	0.00	210,000	2,430,184
21-Dec-05	Return of Previous C.Receive	0.00	0.00	-11,377	2,418,807
21-Dec-05	Return	5,251,552.50	17.68	297,000	2,715,807
21-Dec-05	Collateral Deliver	5,198,985.00	17.50	-297,000	2,418,807
22-Dec-05	Return of Previous C.Receive	0.00	0.00	-2,000	2,416,807
22-Dec-05	Return	116,460.00	19.41	6,000	2,422,807
22-Dec-05	Return	5,188,293.00	17.47	297,000	2,719,807
22-Dec-05	Collateral Deliver	5,134,878.50	17.65	-291,000	2,428,807
22-Dec-05	Collateral Deliver	116,460.00	19.41	-6,000	2,422,807
23-Dec-05	Return	0.00	0.00	-21,235	2,401,572
23-Dec-05	Return	0.00	0.00	-70,000	2,331,572
23-Dec-05	Return	1,369,200.00	19.56	70,000	2,401,572
23-Dec-05	Return	117,360.00	19.56	6,000	2,407,572
28-Dec-05	Return	0.00	0.00	-91	2,407,481
28-Dec-05	Return	74,918.27	17.79	4,211	2,411,692
28-Dec-05	Collateral Deliver	74,918.27	17.79	-4,211	2,407,481
29-Dec-05	Return	0.00	0.00	-10,126	2,397,355
29-Dec-05	Return	5,110,109.50	17.82	286,789	2,684,144
29-Dec-05	Return	75,033.12	17.82	4,211	2,688,355
29-Dec-05	Collateral Deliver	5,115,793.50	17.82	-287,108	2,401,247
29-Dec-05	Collateral Deliver	72,652.12	18.67	-3,892	2,397,355
30-Dec-05	Return	4,861,989.00	17.82	272,864	2,670,219
30-Dec-05	Return	72,652.12	18.67	3,892	2,674,111
30-Dec-05	Collateral Deliver	1,372,000.00	19.60	-70,000	2,604,111
30-Dec-05	Collateral Deliver	5,166,215.50	18.67	-276,756	2,327,355
02-Jan-06	Return	253,804.72	17.82	14,244	2,341,599
02-Jan-06	Return	2,891,188.50	18.67	154,882	2,496,481
02-Jan-06	Collateral Deliver	3,013,548.00	17.82	-169,126	2,327,355
03-Jan-06	Return	2,275,026.75	18.67	121,874	2,449,229
03-Jan-06	Return	3,013,548.00	17.82	169,126	2,618,355
03-Jan-06	Collateral Deliver	2,648,181.00	18.67	-141,864	2,476,491
03-Jan-06	Collateral Deliver	3,904,644.25	17.82	-219,136	2,257,355
04-Jan-06	Collateral Receive	0.00	0.00	6,018	2,263,373
04-Jan-06	Return	2,656,287.75	18.72	141,864	2,405,237
04-Jan-06	Return	2,611,928.50	17.87	146,139	2,551,376
04-Jan-06	Collateral Deliver	5,392,621.00	18.72	-288,003	2,263,373
05-Jan-06	Return	1,313,295.50	17.99	72,997	2,336,370
05-Jan-06	Return	5,428,279.50	18.85	288,003	2,624,373
05-Jan-06	Collateral Deliver	7,144,190.00	19.79	-361,000	2,263,373
06-Jan-06	Return of Previous C.Receive	0.00	0.00	-225	2,263,148
09-Jan-06	Return	0.00	0.00	-6,018	2,257,130
09-Jan-06	Return	7,111,700.00	19.70	361,000	2,618,130
09-Jan-06	Collateral Deliver	1,500,363.25	18.76	-79,967	2,538,163
09-Jan-06	Collateral Deliver	5,033,096.00	17.91	-281,033	2,257,130
10-Jan-06	Return of Previous C.Receive	0.00	0.00	-20,000	2,237,130
10-Jan-06	Return	1,492,747.25	18.67	79,967	2,317,097
10-Jan-06	Return	5,007,547.00	17.82	281,033	2,598,130
10-Jan-06	Collateral Deliver	6,432,428.00	17.82	-361,000	2,237,130
11-Jan-06	Return	4,914,738.50	17.94	274,007	2,511,137
11-Jan-06	Collateral Deliver	1,253,505.00	15.00	-83,567	2,427,570
11-Jan-06	Collateral Deliver	4,914,738.50	17.94	-274,007	2,153,563
12-Jan-06	Return	1,573,798.25	18.09	86,993	2,240,556
12-Jan-06	Return	4,957,085.50	18.09	274,007	2,514,563
12-Jan-06	Collateral Deliver	1,611,325.75	18.95	-85,018	2,429,545
12-Jan-06	Collateral Deliver	4,992,815.00	18.09	-275,982	2,153,563
13-Jan-06	Return of Previous C.Receive	0.00	0.00	-10,000	2,143,563
13-Jan-06	Return	1,612,135.50	18.96	85,018	2,228,581
13-Jan-06	Return	2,208,204.00	18.10	121,999	2,350,580
13-Jan-06	Collateral Deliver	5,510,136.50	18.96	-290,584	2,059,996
16-Jan-06	Return	850,354.19	18.06	47,075	2,107,071

QBE INSURANCE GROUP LIMITED

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
16-Jan-06	Return	5,499,066.00	18.92	290,584	2,397,655
16-Jan-06	Collateral Deliver	6,709,284.50	19.87	-337,659	2,059,996
17-Jan-06	Return	1,933,110.38	18.08	106,908	2,166,904
17-Jan-06	Return	6,716,037.50	19.89	337,659	2,504,563
17-Jan-06	Collateral Deliver	4,203,034.00	18.08	-232,443	2,272,120
17-Jan-06	Collateral Deliver	3,835,626.00	18.08	-212,124	2,059,996
18-Jan-06	Return	4,131,187.25	17.77	232,443	2,292,439
18-Jan-06	Return	1,410,404.38	17.77	79,357	2,371,796
18-Jan-06	Collateral Deliver	6,095,690.00	19.55	-311,800	2,059,996
19-Jan-06	Return of Previous C.Receive	0.00	0.00	-14,358	2,045,638
19-Jan-06	Collateral Deliver	0.00	0.00	-660,000	1,385,638
19-Jan-06	Return	394,200.00	19.71	20,000	1,405,638
19-Jan-06	Return	210,099.00	14.75	14,244	1,419,882
19-Jan-06	Return	2,378,967.00	17.92	132,767	1,552,649
19-Jan-06	Return	6,145,578.00	19.71	311,800	1,864,449
19-Jan-06	Collateral Deliver	2,686,001.00	18.77	-143,087	1,721,362
19-Jan-06	Collateral Deliver	5,043,660.50	17.92	-281,480	1,439,882
19-Jan-06	Collateral Deliver	394,200.00	19.71	-20,000	1,419,882
20-Jan-06	Return	2,678,461.75	18.71	143,087	1,562,969
20-Jan-06	Return	16,783.44	17.85	940	1,563,909
20-Jan-06	Return	392,800.00	19.64	20,000	1,583,909
20-Jan-06	Collateral Deliver	2,694,044.50	18.71	-144,027	1,439,882
23-Jan-06	Return of Previous C.Receive	0.00	0.00	-10,000	1,429,882
23-Jan-06	Return	261,280.88	18.34	14,244	1,444,126
24-Jan-06	Return	0.00	0.00	80,000	1,524,126
24-Jan-06	Return	27,800.11	17.72	1,569	1,525,695
24-Jan-06	Return	2,409,067.75	18.56	129,783	1,655,478
24-Jan-06	Collateral Deliver	2,438,192.00	18.56	-131,352	1,524,126
25-Jan-06	Return	4,937,838.00	17.70	278,971	1,803,097
25-Jan-06	Return	2,435,690.00	18.54	131,352	1,934,449
25-Jan-06	Collateral Deliver	7,608,713.00	18.54	-410,323	1,524,126
26-Jan-06	Return	880,284.13	18.54	47,472	1,571,598
26-Jan-06	Collateral Deliver	840,262.81	17.70	-47,472	1,524,126
27-Jan-06	Return	2,635,026.50	18.56	141,956	1,666,082
27-Jan-06	Return	841,125.94	17.72	47,472	1,713,554
27-Jan-06	Collateral Deliver	3,356,353.25	17.72	-189,428	1,524,126
30-Jan-06	Return of Previous C.Receive	0.00	0.00	-25,000	1,499,126
30-Jan-06	Return	4,083,483.50	18.49	220,895	1,720,021
30-Jan-06	Return	3,342,576.50	17.65	189,428	1,909,449
30-Jan-06	Collateral Deliver	2,096,280.00	19.41	-108,000	1,801,449
30-Jan-06	Collateral Deliver	7,585,265.50	18.49	-410,323	1,391,126
31-Jan-06	Collateral Receive	0.00	0.00	55,751	1,446,877
31-Jan-06	Return	7,561,618.00	18.43	410,323	1,857,200
31-Jan-06	Collateral Deliver	9,552,143.00	18.43	-518,323	1,338,877
01-Feb-06	Return	9,478,096.00	18.29	518,323	1,857,200
01-Feb-06	Collateral Deliver	9,951,802.00	19.20	-518,323	1,338,877
02-Feb-06	Return of Previous C.Receive	0.00	0.00	-16,317	1,322,560
02-Feb-06	Return	0.00	0.00	-956	1,321,604
02-Feb-06	Return	9,801,488.00	18.91	518,323	1,839,927
02-Feb-06	Collateral Deliver	9,334,937.00	18.01	-518,323	1,321,604
03-Feb-06	Return of Previous C.Receive	0.00	0.00	-20,000	1,301,604
03-Feb-06	Return of Previous C.Receive	0.00	0.00	-1,200	1,300,404
03-Feb-06	Return	9,295,445.00	17.93	518,323	1,818,727
03-Feb-06	Collateral Deliver	9,760,022.00	18.83	-518,323	1,300,404
06-Feb-06	Return	9,879,236.00	19.06	518,323	1,818,727
06-Feb-06	Collateral Deliver	9,408,985.00	18.15	-518,323	1,300,404
07-Feb-06	Collateral Deliver	0.00	0.00	-175,000	1,125,404
08-Feb-06	Return of Previous C.Receive	0.00	0.00	-10,000	1,115,404
09-Feb-06	Return of Previous C.Receive	0.00	0.00	-1,775	1,113,629
09-Feb-06	Return of Previous C.Receive	0.00	0.00	-225	1,113,404
09-Feb-06	Return	0.00	0.00	-180,000	933,404
09-Feb-06	Return	3,434,400.00	19.08	180,000	1,113,404
09-Feb-06	Return	876,679.19	19.56	44,820	1,158,224
09-Feb-06	Return	9,655,810.00	18.63	518,323	1,676,547
09-Feb-06	Collateral Deliver	8,419,828.00	17.78	-473,503	1,203,044
09-Feb-06	Collateral Deliver	876,679.19	19.56	-44,820	1,158,224
10-Feb-06	Return	8,187,379.00	17.29	473,503	1,631,727
10-Feb-06	Return	852,476.38	19.02	44,820	1,676,547
10-Feb-06	Collateral Deliver	8,577,340.00	18.11	-473,503	1,203,044
13-Feb-06	Collateral Receive	0.00	0.00	5,000	1,208,044
13-Feb-06	Return	0.00	0.00	180,000	1,388,044
13-Feb-06	Return	8,500,676.00	17.95	473,503	1,861,547
13-Feb-06	Collateral Deliver	8,114,200.50	17.14	-473,503	1,388,044
14-Feb-06	Return of Previous C.Receive	0.00	0.00	-10,000	1,378,044
14-Feb-06	Return	0.00	0.00	-1,247,104	130,940
14-Feb-06	Return	0.00	0.00	-6,390	124,550

QBE INSURANCE GROUP LIMITED

Trade Date	Transaction	(Loan Value) Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
14-Feb-06	Return	0.00	0.00	-5,000	119,550
14-Feb-06	Return	0.00	0.00	120,000	239,550
14-Feb-06	Return	24,131,462.00	19.35	1,247,104	1,486,654
14-Feb-06	Collateral Deliver	964,757.50	14.50	-66,535	1,420,119
14-Feb-06	Collateral Deliver	24,131,462.00	19.35	-1,247,104	173,015
15-Feb-06	Return	0.00	0.00	420,000	593,015
15-Feb-06	Return	0.00	0.00	1,150,000	1,743,015
15-Feb-06	Return	8,157,247.00	17.23	473,503	2,216,518
15-Feb-06	Collateral Deliver	31,053,480.00	18.05	-1,720,607	495,911
16-Feb-06	Return of Previous C.Receive	0.00	0.00	-80,000	415,911
16-Feb-06	Return of Previous C.Receive	0.00	0.00	-600,000	-184,089
16-Feb-06	Return	31,200,964.00	18.13	1,720,607	1,536,518
16-Feb-06	Collateral Deliver	1,012,134.75	14.25	-71,027	1,465,491
16-Feb-06	Collateral Deliver	3,147,308.75	17.31	-181,828	1,283,663
16-Feb-06	Collateral Deliver	27,786,804.00	17.31	-1,605,314	-321,651
17-Feb-06	Return	0.00	0.00	-7,138	-328,789
17-Feb-06	Return	0.00	0.00	175,000	-153,789
17-Feb-06	Return	386,118.00	14.25	27,096	-126,693
17-Feb-06	Return	3,115,902.00	17.14	181,828	55,135
17-Feb-06	Return	27,509,520.00	17.14	1,605,314	1,660,449
17-Feb-06	Collateral Deliver	32,084,096.00	17.95	-1,787,142	-126,693
20-Feb-06	Return of Previous C.Receive	0.00	0.00	-10,000	-136,693
20-Feb-06	Return	0.00	0.00	280,000	143,307
20-Feb-06	Return	533,135.25	14.25	37,413	180,720
20-Feb-06	Return	32,339,406.00	18.10	1,787,142	1,967,862
20-Feb-06	Collateral Deliver	33,134,364.00	18.10	-1,831,073	136,789
21-Feb-06	Return	12,429,183.00	18.36	676,887	813,676
21-Feb-06	Collateral Deliver	6,802,046.50	18.36	-370,436	443,240
21-Feb-06	Collateral Deliver	4,715,549.50	17.53	-269,038	174,202
21-Feb-06	Collateral Deliver	721,322.63	19.28	-37,413	136,789
22-Feb-06	Return of Previous C.Receive	0.00	0.00	-64,447	72,342
22-Feb-06	Return	0.00	0.00	-6,070	66,272
22-Feb-06	Return	21,193,478.00	18.36	1,154,186	1,220,458
22-Feb-06	Return	6,802,046.50	18.36	370,436	1,590,894
22-Feb-06	Return	3,119.89	17.53	178	1,591,072
22-Feb-06	Return	721,322.63	19.28	37,413	1,628,485
22-Feb-06	Collateral Deliver	26,725,852.00	17.53	-1,524,800	103,685
23-Feb-06	*Return of Previous C.Receive*	*0.00*	*0.00*	*-12,500*	*91,185*
23-Feb-06	Collateral Deliver	0.00	0.00	-625,000	-533,815
23-Feb-06	Collateral Deliver	0.00	0.00	-130,000	-663,815
23-Feb-06	Return	65,877.60	18.22	3,616	-660,199
23-Feb-06	Return	27,779,362.00	18.22	1,524,800	864,601
23-Feb-06	Collateral Deliver	27,845,240.00	18.22	-1,528,416	-663,815
24-Feb-06	Return of Previous C.Receive	0.00	0.00	-20,000	-683,815
24-Feb-06	Return of Previous C.Receive	0.00	0.00	-11,000	-694,815
24-Feb-06	Return	0.00	0.00	-16,253	-711,068
24-Feb-06	Return	124,696.50	14.75	8,454	-702,614
24-Feb-06	Return	981,391.25	14.75	66,535	-636,079
24-Feb-06	Return	4,964,935.00	18.72	265,244	-370,835
24-Feb-06	Return	1,585,689.25	18.72	84,713	-286,122
24-Feb-06	Collateral Deliver	5,146,952.50	18.72	-274,968	-561,090
24-Feb-06	Collateral Deliver	1,544,023.50	20.59	-74,989	-636,079
27-Feb-06	Return of Previous C.Receive	0.00	0.00	-25,000	-661,079
27-Feb-06	Return	374,597.41	21.02	17,821	-643,258
27-Feb-06	Return	27,588,128.00	19.11	1,443,703	800,445
27-Feb-06	Return	5,254,441.00	19.11	274,968	1,075,413
27-Feb-06	Return	1,201,671.38	21.02	57,168	1,132,581
27-Feb-06	Collateral Deliver	32,502,022.00	19.11	-1,700,850	-568,269
28-Feb-06	Return of Previous C.Receive	0.00	0.00	-16,500	-584,769
28-Feb-06	Return	0.00	0.00	625,000	40,231
28-Feb-06	Collateral Deliver	0.00	0.00	-1,455,000	-1,414,769
28-Feb-06	Collateral Deliver	0.00	0.00	-420,000	-1,834,769
28-Feb-06	Return	6,023,700.00	20.70	291,000	-1,543,769
28-Feb-06	Return	666,105.31	20.70	32,179	-1,511,590
28-Feb-06	Return	1,307,826.00	20.70	63,180	-1,448,410
28-Feb-06	Return	25,815,052.00	20.70	1,247,104	-201,306
28-Feb-06	Return	368,894.69	20.70	17,821	-183,485
28-Feb-06	Return	32,007,224.00	18.82	1,700,850	1,517,365
28-Feb-06	Collateral Deliver	1,695,033.50	15.50	-109,357	1,408,008
28-Feb-06	Collateral Deliver	1,268,113.50	18.82	-67,387	1,340,621
28-Feb-06	Collateral Deliver	33,812,684.00	20.70	-1,633,463	-292,842
01-Mar-06	Return	523,481.50	15.50	33,773	-259,069
01-Mar-06	Return	521,017.00	15.50	33,614	-225,455
01-Mar-06	Return	1,265,663.00	18.78	67,387	-158,068
01-Mar-06	Return	32,355,130.00	20.66	1,566,076	1,408,008
02-Mar-06	Return of Previous C.Receive	0.00	0.00	-5,000	1,403,008
02-Mar-06	Return of Previous C.Receive	0.00	0.00	-21,000	1,382,008
02-Mar-06	Return	178,353.77	20.88	-8,536	1,373,472
02-Mar-06	Collateral Deliver	0.00	0.00	-435,000	938,472
02-Mar-06	Collateral Deliver	0.00	0.00	-1,365,000	-426,528
02-Mar-06	Return	1,695,033.50	15.50	109,357	-317,171

QBE INSURANCE GROUP LIMITED

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
02-Mar-06	Return	1,431,973.75	21.25	67,387	-249,784
02-Mar-06	Collateral Deliver	2,323,838.25	21.25	-109,357	-359,141
03-Mar-06	Return	0.00	0.00	-10,408	-369,549
03-Mar-06	Return	0.00	0.00	130,000	-239,549
03-Mar-06	Return	0.00	0.00	1,455,000	1,215,451
03-Mar-06	Return	0.00	0.00	420,000	1,635,451
03-Mar-06	Return	0.00	0.00	435,000	2,070,451
03-Mar-06	Return	0.00	0.00	1,365,000	3,435,451
03-Mar-06	Return	2,320,555.50	21.22	109,357	3,544,808
03-Mar-06	Collateral Deliver	2,320,555.50	21.22	-109,357	3,435,451
06-Mar-06	Return	2,286,654.75	20.91	109,357	3,544,808
07-Mar-06	Collateral Deliver	0.00	0.00	-1,000,000	2,544,808
08-Mar-06	Return of Previous C.Receive	0.00	0.00	-39,236	2,505,572
08-Mar-06	Return of Previous C.Receive	0.00	0.00	-22,000	2,483,572
08-Mar-06	Return of Previous C.Receive	0.00	0.00	-119,000	2,364,572
08-Mar-06	Collateral Deliver	0.00	0.00	-2,000,000	364,572

Merrill Lynch Investment Managers - AUS

				brought forward	7,047,563
15-Nov-05	Sale of Ord Shares	3,786.00	18.93	-200	7,047,363
15-Nov-05	Sale of Ord Shares	16,090.50	18.93	-850	7,046,513
15-Nov-05	Sale of Ord Shares	23,662.50	18.93	-1,250	7,045,263
15-Nov-05	Sale of Ord Shares	27,448.50	18.93	-1,450	7,043,813
15-Nov-05	Sale of Ord Shares	31,234.50	18.93	-1,650	7,042,163
15-Nov-05	Sale of Ord Shares	34,074.00	18.93	-1,800	7,040,363
15-Nov-05	Sale of Ord Shares	66,255.00	18.93	-3,500	7,036,863
15-Nov-05	Sale of Ord Shares	72,880.50	18.93	-3,850	7,033,013
15-Nov-05	Sale of Ord Shares	84,238.50	18.93	-4,450	7,028,563
15-Nov-05	Sale of Ord Shares	141,975.00	18.93	-7,500	7,021,063
15-Nov-05	Sale of Ord Shares	169,423.50	18.93	-8,950	7,012,113
15-Nov-05	Sale of Ord Shares	189,300.00	18.93	-10,000	7,002,113
15-Nov-05	Sale of Ord Shares	214,855.50	18.93	-11,350	6,990,763
15-Nov-05	Sale of Ord Shares	239,464.50	18.93	-12,650	6,978,113
15-Nov-05	Sale of Ord Shares	262,180.50	18.93	-13,850	6,964,263
15-Nov-05	Sale of Ord Shares	263,127.00	18.93	-13,900	6,950,363
15-Nov-05	Sale of Ord Shares	327,489.00	18.93	-17,300	6,933,063
15-Nov-05	Sale of Ord Shares	564,114.00	18.93	-29,800	6,903,263
15-Nov-05	Sale of Ord Shares	1,054,401.00	18.93	-55,700	6,847,563
16-Nov-05	Sale of Ord Shares	5,697.00	18.99	-300	6,847,263
16-Nov-05	Sale of Ord Shares	25,636.50	18.99	-1,350	6,845,913
16-Nov-05	Sale of Ord Shares	37,030.50	18.99	-1,950	6,843,963
16-Nov-05	Sale of Ord Shares	42,727.50	18.99	-2,250	6,841,713
16-Nov-05	Sale of Ord Shares	48,424.50	18.99	-2,550	6,839,163
16-Nov-05	Sale of Ord Shares	53,172.00	18.99	-2,800	6,836,363
16-Nov-05	Sale of Ord Shares	104,445.00	18.99	-5,500	6,830,863
16-Nov-05	Sale of Ord Shares	114,889.50	18.99	-6,050	6,824,813
16-Nov-05	Sale of Ord Shares	133,879.50	18.99	-7,050	6,817,763
16-Nov-05	Sale of Ord Shares	225,981.00	18.99	-11,900	6,805,863
16-Nov-05	Sale of Ord Shares	268,708.50	18.99	-14,150	6,791,713
16-Nov-05	Sale of Ord Shares	300,042.00	18.99	-15,800	6,775,913
16-Nov-05	Sale of Ord Shares	340,870.50	18.99	-17,950	6,757,963
16-Nov-05	Sale of Ord Shares	378,850.50	18.99	-19,950	6,738,013
16-Nov-05	Sale of Ord Shares	416,830.50	18.99	-21,950	6,716,063
16-Nov-05	Sale of Ord Shares	417,780.00	18.99	-22,000	6,694,063
16-Nov-05	Sale of Ord Shares	518,427.00	18.99	-27,300	6,666,763
16-Nov-05	Sale of Ord Shares	894,429.00	18.99	-47,100	6,619,663
16-Nov-05	Sale of Ord Shares	1,676,817.00	18.99	-88,300	6,531,363
16-Nov-05	Pur of Ord Shares	19,100.00	19.10	1,000	6,532,363
17-Nov-05	Sale of Ord Shares	969.50	19.39	-50	6,532,313
17-Nov-05	Sale of Ord Shares	2,908.50	19.39	-150	6,532,163
17-Nov-05	Sale of Ord Shares	3,878.00	19.39	-200	6,531,963
17-Nov-05	Sale of Ord Shares	4,847.50	19.39	-250	6,531,713
17-Nov-05	Sale of Ord Shares	4,847.50	19.39	-250	6,531,463
17-Nov-05	Sale of Ord Shares	4,847.50	19.39	-250	6,531,213
17-Nov-05	Sale of Ord Shares	11,634.00	19.39	-600	6,530,613
17-Nov-05	Sale of Ord Shares	14,542.50	19.39	-750	6,529,863
17-Nov-05	Sale of Ord Shares	20,359.50	19.39	-1,050	6,528,813
17-Nov-05	Sale of Ord Shares	20,359.50	19.39	-1,050	6,527,763
17-Nov-05	Sale of Ord Shares	25,207.00	19.39	-1,300	6,526,463
17-Nov-05	Sale of Ord Shares	32,963.00	19.39	-1,700	6,524,763
17-Nov-05	Sale of Ord Shares	35,871.50	19.39	-1,850	6,522,913
17-Nov-05	Sale of Ord Shares	37,810.50	19.39	-1,950	6,520,963
17-Nov-05	Sale of Ord Shares	39,749.50	19.39	-2,050	6,518,913
17-Nov-05	Sale of Ord Shares	39,749.50	19.39	-2,050	6,516,863
17-Nov-05	Sale of Ord Shares	57,200.50	19.39	-2,950	6,513,913
17-Nov-05	Sale of Ord Shares	97,919.50	19.39	-5,050	6,508,863
17-Nov-05	Sale of Ord Shares	186,144.00	19.39	-9,600	6,499,263
17-Nov-05	Sale of Ord Shares	-172.52	19.17	-9	6,499,254
18-Nov-05	Sale of Ord Shares	960.00	19.20	-50	6,499,204
18-Nov-05	Sale of Ord Shares	2,880.00	19.20	-150	6,499,054
18-Nov-05	Sale of Ord Shares	2,880.00	19.20	-150	6,498,904

QBE INSURANCE GROUP LIMITED

Trade Date	Transaction	Loan Value/ Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
18-Nov-05	Sale of Ord Shares	3,840.00	19.20	-200	6,498,704
18-Nov-05	Sale of Ord Shares	3,840.00	19.20	-200	6,498,504
18-Nov-05	Sale of Ord Shares	3,840.00	19.20	-200	6,498,304
18-Nov-05	Sale of Ord Shares	9,600.00	19.20	-500	6,497,804
18-Nov-05	Sale of Ord Shares	11,520.00	19.20	-600	6,497,204
18-Nov-05	Sale of Ord Shares	16,320.00	19.20	-850	6,496,354
18-Nov-05	Sale of Ord Shares	16,320.00	19.20	-850	6,495,504
18-Nov-05	Sale of Ord Shares	20,160.00	19.20	-1,050	6,494,454
18-Nov-05	Sale of Ord Shares	26,880.00	19.20	-1,400	6,493,054
18-Nov-05	Sale of Ord Shares	28,800.00	19.20	-1,500	6,491,554
18-Nov-05	Sale of Ord Shares	29,760.00	19.20	-1,550	6,490,004
18-Nov-05	Sale of Ord Shares	31,680.00	19.20	-1,650	6,488,354
18-Nov-05	Sale of Ord Shares	31,680.00	19.20	-1,650	6,486,704
18-Nov-05	Sale of Ord Shares	47,040.00	19.20	-2,450	6,484,254
18-Nov-05	Sale of Ord Shares	79,680.00	19.20	-4,150	6,480,104
18-Nov-05	Sale of Ord Shares	150,720.00	19.20	-7,850	6,472,254
18-Nov-05	Sale of Ord Shares	11,502.00	19.17	-600	6,471,654
18-Nov-05	Sale of Ord Shares	36,423.00	19.17	-1,900	6,469,754
18-Nov-05	Sale of Ord Shares	50,800.50	19.17	-2,650	6,467,104
18-Nov-05	Sale of Ord Shares	62,302.50	19.17	-3,250	6,463,854
18-Nov-05	Sale of Ord Shares	66,136.50	19.17	-3,450	6,460,404
18-Nov-05	Sale of Ord Shares	66,136.50	19.17	-3,450	6,456,954
18-Nov-05	Sale of Ord Shares	139,941.00	19.17	-7,300	6,449,654
18-Nov-05	Sale of Ord Shares	181,156.50	19.17	-9,450	6,440,204
18-Nov-05	Sale of Ord Shares	251,127.00	19.17	-13,100	6,427,104
18-Nov-05	Sale of Ord Shares	254,961.00	19.17	-13,300	6,413,804
18-Nov-05	Sale of Ord Shares	309,595.50	19.17	-16,150	6,397,654
18-Nov-05	Sale of Ord Shares	408,321.00	19.17	-21,300	6,376,354
18-Nov-05	Sale of Ord Shares	441,868.50	19.17	-23,050	6,353,304
18-Nov-05	Sale of Ord Shares	461,997.00	19.17	-24,100	6,329,204
18-Nov-05	Sale of Ord Shares	488,835.00	19.17	-25,500	6,303,704
18-Nov-05	Sale of Ord Shares	488,835.00	19.17	-25,500	6,278,204
18-Nov-05	Sale of Ord Shares	713,124.00	19.17	-37,200	6,241,004
18-Nov-05	Sale of Ord Shares	1,215,378.00	19.17	-63,400	6,177,604
18-Nov-05	Sale of Ord Shares	2,287,939.50	19.17	-119,350	6,058,254
21-Nov-05	Sale of Ord Shares	32,895.00	19.35	-1,700	6,056,554
21-Nov-05	Sale of Ord Shares	122,872.50	19.35	-6,350	6,050,204
21-Nov-05	Sale of Ord Shares	148,027.50	19.35	-7,650	6,042,554
21-Nov-05	Sale of Ord Shares	205,110.00	19.35	-10,600	6,031,954
21-Nov-05	Sale of Ord Shares	229,297.50	19.35	-11,850	6,020,104
21-Nov-05	Sale of Ord Shares	229,297.50	19.35	-11,850	6,008,254
21-Nov-05	Sale of Ord Shares	-115.19	19.20	-6	6,008,248
22-Nov-05	Sale of Ord Shares	967.50	19.35	-50	6,008,198
22-Nov-05	Sale of Ord Shares	967.50	19.35	-50	6,008,148
22-Nov-05	Sale of Ord Shares	967.50	19.35	-50	6,008,098
22-Nov-05	Sale of Ord Shares	967.50	19.35	-50	6,008,048
22-Nov-05	Sale of Ord Shares	1,935.00	19.35	-100	6,007,948
22-Nov-05	Pur of Ord Shares	5,661.00	18.87	300	6,008,248
25-Nov-05	Pur of Ord Shares	3,850.00	19.25	200	6,008,448
05-Dec-05	Pur of Ord Shares	149,863.00	18.97	7,900	6,016,348
06-Dec-05	Sale of Ord Shares	8,482.50	18.85	-450	6,015,898
06-Dec-05	Pur of Ord Shares	8,482.50	18.85	450	6,016,348
06-Dec-05	Pur of Ord Shares	8,491.50	18.87	450	6,016,798
07-Dec-05	Pur of Ord Shares	2,169.42	19.03	114	6,016,912
07-Dec-05	Pur of Ord Shares	2,722.79	19.04	143	6,017,055
07-Dec-05	Pur of Ord Shares	1,905.00	19.05	100	6,017,155
09-Dec-05	Sale of Ord Shares	148,200.00	19.00	-7,800	6,009,355
09-Dec-05	Pur of Ord Shares	62,700.00	19.00	3,300	6,012,655
09-Dec-05	Pur of Ord Shares	85,500.00	19.00	4,500	6,017,155
12-Dec-05	Sale of Ord Shares	182,688.00	19.03	-9,600	6,007,555
12-Dec-05	Pur of Ord Shares	24,739.00	19.03	1,300	6,008,855
12-Dec-05	Pur of Ord Shares	30,448.00	19.03	1,600	6,010,455
12-Dec-05	Pur of Ord Shares	45,672.00	19.03	2,400	6,012,855
12-Dec-05	Pur of Ord Shares	81,829.00	19.03	4,300	6,017,155
14-Dec-05	Sale of Ord Shares	511,360.40	19.16	-26,690	5,990,465
14-Dec-05	Sale of Ord Shares	266,560.00	19.04	-14,000	5,976,465
15-Dec-05	Pur of Ord Shares	3,966,120.00	19.16	207,000	6,183,465
16-Dec-05	Sale of Ord Shares	3,866.00	19.33	-200	6,183,265
16-Dec-05	Sale of Ord Shares	155,980.00	19.30	-8,600	6,174,665
16-Dec-05	Pur of Ord Shares	3,866.00	19.33	200	6,174,865
16-Dec-05	Pur of Ord Shares	445.28	19.36	23	6,174,888
19-Dec-05	Sale of Ord Shares	30,992.00	19.37	-1,600	6,173,288
19-Dec-05	Pur of Ord Shares	30,992.00	19.37	1,600	6,174,888
28-Dec-05	Pur of Ord Shares	1,933.47	19.53	99	6,174,987
03-Jan-06	Sale of Ord Shares	3,898.00	19.49	-200	6,174,787
03-Jan-06	Sale of Ord Shares	87,705.00	19.49	-4,500	6,170,287
03-Jan-06	Sale of Ord Shares	286,209.00	19.47	-14,700	6,155,587
03-Jan-06	Pur of Ord Shares	3,898.00	19.49	200	6,155,787
03-Jan-06	Pur of Ord Shares	87,705.00	19.49	4,500	6,160,287
10-Jan-06	Sale of Ord Shares	3,920.00	19.60	-200	6,160,087
10-Jan-06	Sale of Ord Shares	1,744,400.00	19.60	-89,000	6,071,087

QBE INSURANCE GROUP LIMITED

Trade Date	Transaction	Loan Value/ Consideration $ (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
10-Jan-06	Pur of Ord Shares	3,920.00	19.60	200	6,071,287
11-Jan-06	Sale of Ord Shares	3,946.00	19.73	-200	6,071,087
11-Jan-06	Pur of Ord Shares	7,892.00	19.73	400	6,071,487
12-Jan-06	Sale of Ord Shares	2,160,380.00	19.82	-109,000	5,962,487
16-Jan-06	Pur of Ord Shares	39.76	19.88	2	5,962,489
16-Jan-06	Pur of Ord Shares	1,989.00	19.89	100	5,962,589
18-Jan-06	Pur of Ord Shares	1,075.81	19.56	55	5,962,644
18-Jan-06	Pur of Ord Shares	4,254.85	19.79	215	5,962,859
25-Jan-06	Pur of Ord Shares	136.37	19.48	7	5,962,866
25-Jan-06	Pur of Ord Shares	4,403.25	19.57	225	5,963,091
31-Jan-06	Pur of Ord Shares	234,502.65	19.35	12,119	5,975,210
02-Feb-06	Sale of Ord Shares	727,560.00	19.35	-37,600	5,937,610
06-Feb-06	Sale of Ord Shares	921,408.39	18.83	-48,933	5,888,677
06-Feb-06	Pur of Ord Shares	921,408.39	18.83	48,933	5,937,610
07-Feb-06	Sale of Ord Shares	68,328.00	18.98	-3,600	5,934,010
07-Feb-06	Sale of Ord Shares	254,332.00	18.98	-13,400	5,920,610
07-Feb-06	Sale of Ord Shares	271,414.00	18.98	-14,300	5,906,310
07-Feb-06	Sale of Ord Shares	434,642.00	18.98	-22,900	5,883,410
07-Feb-06	Sale of Ord Shares	510,562.00	18.98	-26,900	5,856,510
07-Feb-06	Sale of Ord Shares	516,256.00	18.98	-27,200	5,829,310
08-Feb-06	Sale of Ord Shares	18,970.00	18.97	-1,000	5,828,310
08-Feb-06	Pur of Ord Shares	94.56	18.91	5	5,828,315
09-Feb-06	Pur of Ord Shares	3,906.00	19.53	200	5,828,515
10-Feb-06	Pur of Ord Shares	380.61	19.03	20	5,828,535
15-Feb-06	Pur of Ord Shares	2,143,974.40	18.82	113,920	5,942,455
16-Feb-06	Pur of Ord Shares	1,199,520.00	19.04	63,000	6,005,455
16-Feb-06	Pur of Ord Shares	647.71	19.05	34	6,005,489
20-Feb-06	Pur of Ord Shares	1,902.00	19.02	100	6,005,589
22-Feb-06	Sale of Ord Shares	2,534,356.00	19.28	-131,450	5,874,139
22-Feb-06	Pur of Ord Shares	517.00	1.00	517	5,874,656
22-Feb-06	Pur of Ord Shares	2,082.22	19.46	107	5,874,763
23-Feb-06	Pur of Ord Shares	345,411.00	19.80	17,445	5,892,208
23-Feb-06	Pur of Ord Shares	501,771.60	19.80	25,342	5,917,550
23-Feb-06	Pur of Ord Shares	1,203.60	20.06	60	5,917,610
23-Feb-06	Pur of Ord Shares	214,642.00	20.06	10,700	5,928,310
24-Feb-06	Pur of Ord Shares	5,107.50	20.43	250	5,928,560
24-Feb-06	Pur of Ord Shares	7,150.50	20.43	350	5,928,910
24-Feb-06	Pur of Ord Shares	16,344.00	20.43	800	5,929,710
24-Feb-06	Pur of Ord Shares	19,408.50	20.43	950	5,930,660
24-Feb-06	Pur of Ord Shares	21,451.50	20.43	1,050	5,931,710
24-Feb-06	Pur of Ord Shares	43,924.50	20.43	2,150	5,933,860
24-Feb-06	Pur of Ord Shares	60,268.50	20.43	2,950	5,936,810
24-Feb-06	Pur of Ord Shares	78,655.50	20.43	3,850	5,940,660
24-Feb-06	Pur of Ord Shares	89,892.00	20.43	4,400	5,945,060
24-Feb-06	Pur of Ord Shares	101,128.50	20.43	4,950	5,950,010
24-Feb-06	Pur of Ord Shares	115,429.50	20.43	5,650	5,955,660
24-Feb-06	Pur of Ord Shares	134,838.00	20.43	6,600	5,962,260
24-Feb-06	Pur of Ord Shares	151,182.00	20.43	7,400	5,969,660
24-Feb-06	Pur of Ord Shares	151,182.00	20.43	7,400	5,977,060
24-Feb-06	Pur of Ord Shares	170,590.50	20.43	8,350	5,985,410
24-Feb-06	Pur of Ord Shares	304,407.00	20.43	14,900	6,000,310
24-Feb-06	Pur of Ord Shares	572,040.00	20.43	28,000	6,028,310
24-Feb-06	Pur of Ord Shares	16,330.00	20.44	750	6,029,060
24-Feb-06	Pur of Ord Shares	22,484.00	20.44	1,100	6,030,160
24-Feb-06	Pur of Ord Shares	48,034.00	20.44	2,350	6,032,510
24-Feb-06	Pur of Ord Shares	58,254.00	20.44	2,850	6,035,360
24-Feb-06	Pur of Ord Shares	65,408.00	20.44	3,200	6,038,560
24-Feb-06	Pur of Ord Shares	130,816.00	20.44	6,400	6,044,960
24-Feb-06	Pur of Ord Shares	181,916.00	20.44	8,900	6,053,860
24-Feb-06	Pur of Ord Shares	238,126.00	20.44	11,650	6,065,510
24-Feb-06	Pur of Ord Shares	270,830.00	20.44	13,250	6,078,760

QBE INSURANCE GROUP LIMITED

Trade Date	Transaction	Loan Value / Consideration (AU$)	Price (AU$)	No of Shares	No of Shares Balance
24-Feb-06	Pur of Ord Shares	305,578.00	20.44	14,950	6,093,710
24-Feb-06	Pur of Ord Shares	346,458.00	20.44	16,950	6,110,660
24-Feb-06	Pur of Ord Shares	404,712.00	20.44	19,800	6,130,460
24-Feb-06	Pur of Ord Shares	455,812.00	20.44	22,300	6,152,760
24-Feb-06	Pur of Ord Shares	455,812.00	20.44	22,300	6,175,060
24-Feb-06	Pur of Ord Shares	511,000.00	20.44	25,000	6,200,060
24-Feb-06	Pur of Ord Shares	912,646.00	20.44	44,650	6,244,710
24-Feb-06	Pur of Ord Shares	1,708,784.00	20.44	83,600	6,328,310
24-Feb-06	Pur of Ord Shares	7,168.00	20.48	350	6,328,660
24-Feb-06	Pur of Ord Shares	11,264.00	20.48	550	6,329,210
24-Feb-06	Pur of Ord Shares	23,552.00	20.48	1,150	6,330,360
24-Feb-06	Pur of Ord Shares	28,672.00	20.48	1,400	6,331,760
24-Feb-06	Pur of Ord Shares	32,768.00	20.48	1,600	6,333,360
24-Feb-06	Pur of Ord Shares	64,512.00	20.48	3,150	6,336,510
24-Feb-06	Pur of Ord Shares	89,088.00	20.48	4,350	6,340,860
24-Feb-06	Pur of Ord Shares	116,736.00	20.48	5,700	6,346,560
24-Feb-06	Pur of Ord Shares	133,120.00	20.48	6,500	6,353,060
24-Feb-06	Pur of Ord Shares	150,528.00	20.48	7,350	6,360,410
24-Feb-06	Pur of Ord Shares	171,008.00	20.48	8,350	6,368,760
24-Feb-06	Pur of Ord Shares	198,656.00	20.48	9,700	6,378,460
24-Feb-06	Pur of Ord Shares	224,256.00	20.48	10,950	6,389,410
24-Feb-06	Pur of Ord Shares	224,256.00	20.48	10,950	6,400,360
24-Feb-06	Pur of Ord Shares	250,880.00	20.48	12,250	6,412,610
24-Feb-06	Pur of Ord Shares	449,536.00	20.48	21,950	6,434,560
24-Feb-06	Pur of Ord Shares	841,052.16	20.48	41,067	6,475,627
24-Feb-06	Pur of Ord Shares	498,195.64	20.59	24,196	6,499,823
24-Feb-06	Pur of Ord Shares	2,061.00	20.61	100	6,499,923
27-Feb-06	Pur of Ord Shares	3,157.50	21.05	150	6,500,073
27-Feb-06	Pur of Ord Shares	5,262.50	21.05	250	6,500,323
27-Feb-06	Pur of Ord Shares	10,525.00	21.05	500	6,500,823
27-Feb-06	Pur of Ord Shares	27,365.00	21.05	1,300	6,502,123
27-Feb-06	Pur of Ord Shares	38,942.50	21.05	1,850	6,503,973
27-Feb-06	Pur of Ord Shares	64,202.50	21.05	3,050	6,507,023
27-Feb-06	Pur of Ord Shares	73,675.00	21.05	3,500	6,510,523
27-Feb-06	Pur of Ord Shares	108,407.50	21.05	5,150	6,515,673
27-Feb-06	Pur of Ord Shares	110,512.50	21.05	5,250	6,520,923
27-Feb-06	Pur of Ord Shares	111,565.00	21.05	5,300	6,526,223
27-Feb-06	Pur of Ord Shares	193,660.00	21.05	9,200	6,535,423
27-Feb-06	Pur of Ord Shares	363,112.50	21.05	17,250	6,552,673
27-Feb-06	Pur of Ord Shares	432,577.50	21.05	20,550	6,573,223
27-Feb-06	Pur of Ord Shares	492,570.00	21.05	23,400	6,596,623
27-Feb-06	Pur of Ord Shares	719,910.00	21.05	34,200	6,630,823
27-Feb-06	Pur of Ord Shares	832,527.50	21.05	39,550	6,670,373
27-Feb-06	Pur of Ord Shares	832,527.50	21.05	39,550	6,709,923
28-Feb-06	Sale of Ord Shares	-1,613.71	20.69	-78	6,709,845
01-Mar-06	Pur of Ord Shares	2,068.00	20.68	100	6,709,945
01-Mar-06	Pur of Ord Shares	2,016.96	21.01	96	6,710,041
02-Mar-06	Sale of Ord Shares	-21.24	21.24	-1	6,710,040
02-Mar-06	Pur of Ord Shares	233.97	21.27	11	6,710,051
02-Mar-06	Pur of Ord Shares	1,893.03	21.27	89	6,710,140
02-Mar-06	Pur of Ord Shares	1,893.03	21.27	89	6,710,229
02-Mar-06	Pur of Ord Shares	15,122.97	21.27	711	6,710,940
03-Mar-06	Pur of Ord Shares	106.16	21.23	5	6,710,945
03-Mar-06	Pur of Ord Shares	2,124.00	21.24	100	6,711,045
03-Mar-06	Pur of Ord Shares	10,620.00	21.24	500	6,711,545
06-Mar-06	Sale of Ord Shares	112,806.00	20.89	-5,400	6,706,145
06-Mar-06	Pur of Ord Shares	2,777,454.39	20.91	132,829	6,838,974
07-Mar-06	Pur of Ord Shares	4,130.00	20.65	200	6,839,174
07-Mar-06	Pur of Ord Shares	5,162.50	20.65	250	6,839,424
07-Mar-06	Pur of Ord Shares	11,357.50	20.65	550	6,839,974
07-Mar-06	Pur of Ord Shares	32,007.50	20.65	1,550	6,841,524
07-Mar-06	Pur of Ord Shares	45,430.00	20.65	2,200	6,843,724
07-Mar-06	Pur of Ord Shares	75,372.50	20.65	3,650	6,847,374
07-Mar-06	Pur of Ord Shares	85,697.50	20.65	4,150	6,851,524
07-Mar-06	Pur of Ord Shares	126,997.50	20.65	6,150	6,857,674
07-Mar-06	Pur of Ord Shares	129,062.50	20.65	6,250	6,863,924
07-Mar-06	Pur of Ord Shares	131,127.50	20.65	6,350	6,870,274
07-Mar-06	Pur of Ord Shares	226,117.50	20.65	10,950	6,881,224
07-Mar-06	Pur of Ord Shares	423,325.00	20.65	20,500	6,901,724
07-Mar-06	Pur of Ord Shares	504,892.50	20.65	24,450	6,926,174
07-Mar-06	Pur of Ord Shares	575,102.50	20.65	27,850	6,954,024
07-Mar-06	Pur of Ord Shares	841,487.50	20.65	40,750	6,994,774
07-Mar-06	Pur of Ord Shares	972,615.00	20.65	47,100	7,041,874
07-Mar-06	Pur of Ord Shares	972,615.00	20.65	47,100	7,088,974
07-Mar-06	Pur of Ord Shares	82.84	20.71	4	7,088,978
07-Mar-06	Pur of Ord Shares	727,272.00	20.72	35,100	7,124,078
08-Mar-06	Pur of Ord Shares	2,219.18	20.74	107	7,124,185
08-Mar-06	Pur of Ord Shares	2,096.00	20.96	100	7,124,285
09-Mar-06	Sale of Ord Shares	630,000.00	21.00	-30,000	7,094,285
10-Mar-06	Pur of Ord Shares	648.60	21.62	30	7,094,315

Merrill Lynch

Merrill Lynch (Australia) Pty Limited
ACN 000 890 451
Level 38
Governor Philip Tower
1 Farrer Place
SYDNEY NSW 2000
AUSTRALIA

FACSIMILE TRANSMISSION SHEET

DATE:	**20 March 2006**
TO:	**Company Announcements Office** **Australian Stock Exchange Limited**
FAX:	**1900 999 279**
FROM:	**Christopher Dean**
AT:	**Merrill Lynch, Office of General Counsel**
PHONE:	**+612 9225 6619**
FAX:	**+612 9225 6953**
NO OF PAGES:	**4 (including covering page)**
RE:	**QBE Insurance Group Ltd (QBE)**

Please find attached completed Form 605 - Notice of Ceasing to be a Substantial Holder for QBE. A copy of this Notice has also been sent to QBE today.

Kind Regards,

Christopher Dean

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme QBE INSURANCE GROUP LIMITED

ACN/ARSN 008 485 014

1. Details of substantial holder(1)

Name MERRILL LYNCH & CO., INC.

ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on 14 /03 /2006

The previous notice was given to the company on 15 /03 /2006

The previous notice was dated 10 /03 /2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
	SEE APPENDIX 1				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
SEE APPENDIX 2	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
SEE APPENDIX 3	

Signature

print name WENDY STIMPSON capacity ATTORNEY-IN-FACT

sign here W H Stimpson date 20 / 03 /2006

Form 605 - Merrill Lynch Ceased to be a Substantial Holder of QBE Insurance Group Limited

Appendix 1 - [item 2]

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
14 Mar 2006	Merrill Lynch & Co., Inc	Deemed interest from its associates	See Appendix 1a	Ordinary share - 18,598,000	- 2.04%
14 Mar 2006	Merrill Lynch International	Stock collateral return	See Appendix 1a	Ordinary share - 18,598,000	- 2.04%

Appendix 2 - [item 3]

Name and ACN/ARSN (if applicable)	Nature of association
Merrill Lynch & Co., Inc.	Ultimate holding company
Merrill Lynch International	Subsidiary of Merrill Lynch & Co., Inc.

Appendix 3 - [item 4]

Name	Address
Merrill Lynch & Co., Inc.	4 World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281
Merrill Lynch International	Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ

Transaction History
Period: 10 March 2005 - 14 March 2006

Appendix 1a

QBE INSURANCE GROUP LIMITED

Trade Date	Transaction	Loan Value / Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
Stock Borrowing and Lending - Merrill Lynch International					
				brought forward	37,297,020
14-Mar-06	Return of Previous Borrow	141,040,000.00	16.40	-8,600,000	28,697,020
14-Mar-06	Return of Previous Borrow	163,767,231.61	16.38	-9,998,000	18,699,020

ASIA PACIFIC

Milena Penca
Company Secretary

Phone: *61 3 9616 3852*
Fax: *61 3 9614 5298*

11 April 2006

Australian Stock Exchange Limited
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Security Holder Notice

Please find attached a Substantial Security Holder for QBE Insurance Group Limited (QBE).

Yours faithfully

Milena Penca

Page 1 of 11 pages.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: *QBE Insurance Group Limited (QBE)*

ACN/ARSN: *ACN 008 485 014*

1. Details of substantial holder (1)

Name: AXA SA ("**AXA**"), AXA Asia Pacific Holdings Limited ("**AXA APH**") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "**the AXA Group**") and certain other entities associated with AXA and AXA APH listed in Schedule 1.

ACN/ARSN (if applicable): 069 123 011

There was a change in the interests of the substantial holder on: 31/03/2006

The previous notice was given to the company on: 15/12/2005

The previous notice was dated: 15/12/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	40,795,608	5.25%	51,242,490	6.43%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each person whose relevant interest has changed is listed in Schedule 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
The holders of a relevant interest are listed in Part A of Schedule 1.	The registered holders of the securities are various third parties acting as custodians on behalf of AXA Group entities (see also column 1 of Schedule 2).	[Not applicable.]	Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.	[See previous column.]

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

Print name: Milena Penca

Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

Sign here:

Date: 11 April 2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of managers, including those set out below	Not applicable
National Mutual Funds Management Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual CPS Management Limited	Level 6, 80 The Terrace, Wellington
National Mutual Superannuation Master Trustee Limited	Level 6, 80 The Terrace, Wellington
AXA Rosenberg Investment Managers LLC	4 Orinda Way Bldg E, San Francisco, CA 94102
AXA Investment Managers UK Ltd	7,Newgate Street, London EC1A 7NX, England
IPAC Securities Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Asset Management Limited	447 Collins Street, Melbourne, Victoria 3000
Assure New Zealand Limited	Level 6, 80 The Terrace, Wellington
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein New Zealand Limited	Level 13, 2 Hunter Street, Wellington, New Zealand
AllianceBernstein Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	447 Collins Street Melbourne, Victoria 3000
Part A(iii) - Other relevant interests	
[Not applicable]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
David Bird Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associates Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Planning Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Investments) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Management Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105

Name	Address
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
Westpac Custodian Nominees Limited as custodian for ipac Securities Limited	open			5,054,336.00
	9/12/2005	SELL	150,473.58	(7,930.00)
	12/12/2005	SELL	1,249,081.60	(66,000.00)
	13/12/2005	BUY	(59,333.53)	3,118.00
	20/12/2005	SELL	42,127.52	(2,167.00)
	30/12/2005	BUY	(94,575.92)	4,820.00
	3/01/2006	SELL	55,599.59	(2,666.00)
	4/01/2006	SELL	276,964.02	(14,110.00)
	5/01/2006	SELL	260,118.32	(13,168.00)
	6/01/2006	SELL	848,130.17	(43,033.00)
	10/01/2006	SELL	44,246.02	(2,254.00)
	18/01/2006	BUY	(292,280.32)	14,843.00
	19/01/2006	BUY	(446,821.79)	22,582.00
	19/01/2006	SELL	532,531.06	(27,066.00)
	20/01/2006	BUY	(318,919.20)	16,176.00
	20/01/2006	SELL	1,050,536.96	(53,427.00)
	23/01/2006	SELL	511,157.27	(26,567.00)
	24/01/2006	BUY	(243,327.42)	12,560.00
	24/01/2006	SELL	159,732.44	(8,260.00)
	25/01/2006	SELL	365,122.82	(18,736.00)
	27/01/2006	SELL	770,492.45	(39,580.00)
	30/01/2006	SELL	193,704.50	(9,937.00)
	31/01/2006	BUY	(182,574.88)	9,346.00
	31/01/2006	SELL	93,243.72	(4,785.00)
	3/02/2006	BUY	(99,336.07)	5,257.00
	6/02/2006	SELL	358,643.06	(18,925.00)
	7/02/2006	SELL	289,871.25	(15,262.00)
	10/02/2006	SELL	27,902.29	(1,446.00)
	14/02/2006	SELL	17,829.37	(927.00)
	15/02/2006	BUY	(139,437.53)	7,360.00
	15/02/2006	SELL	54,124.80	(2,858.00)
	17/02/2006	BUY	(48,524.28)	2,562.00
	22/02/2006	BUY	(372,586.74)	19,300.00
	22/02/2006	SELL	80,527.52	(4,182.00)
	23/02/2006	BUY	(164,258.73)	8,291.00
	24/02/2006	SELL	100,800.08	(4,926.00)
	28/02/2006	BUY	(104,343.95)	5,038.00
	3/03/2006	SELL	118,423.35	(5,591.00)
	7/03/2006	SELL	74,566.22	(3,622.00)
	8/03/2006	SELL	440,839.12	(21,242.00)
	10/03/2006	SELL	142,620.93	(6,554.00)
	14/03/2006	SELL	43,748.62	(2,058.00)
				4,758,310.00

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
Westapc Custodian Nominees Limited as custodian for ipac Securities Limited	carried fwd			4,758,310.00
	16/03/2006	SELL	177,027.33	(8,031.00)
	17/03/2006	SELL	488,130.94	(22,123.00)
	20/03/2006	SELL	433,737.09	(19,521.00)
	21/03/2006	SELL	766,112.73	(34,796.00)
	24/03/2006	BUY	(2,323,842.86)	105,659.00
	27/03/2006	BUY	(329,695.07)	14,924.00
	28/03/2006	BUY	(391,527.43)	17,796.00
	29/03/2006	BUY	(346,848.84)	16,393.00
				4,828,611.00
Merril Lynch (Australia) Nominees Limited as custodian for ipac Securities Limited	open			1,154,265.00
	15/12/2005	SELL	765,236.95	(39,681.00)
	19/12/2005	SELL	1,498,060.03	(77,265.00)
	9/01/2006	BUY	444,566.29	22,540.00
	25/01/2006	BUY	230,324.72	11,827.00
	9/02/2006	BUY	405,619.28	20,909.00
	15/02/2006	SELL	12,849,729.32	(681,607.00)
	27/02/2006	SELL	266,737.95	(12,724.00)
	15/03/2006	BUY	1,788,822.29	83,235.00
	16/03/2006	BUY	15,113,529.76	687,268.00
				1,168,767.00
Westapc Custodian Nominees Limited as custodian for AssureNew Zealand Limited	open			621,237.00
	14/12/2005	SELL	238,531.76	(12,541.00)
	18/12/2005	SELL	157,600.00	(8,000.00)
	18/01/2006	SELL	49,351.36	(2,500.00)
	14/01/2006	SELL	113,829.00	(6,000.00)
	18/01/2006	BUY	29,550.00	1,500.00
	8/02/2006	SELL	58,713.84	(3,100.00)
	9/02/2006	SELL	156,870.00	(8,300.00)
	9/02/2006	BUY	17,010.00	900.00
	8/03/2006	SELL	68,352.20	(3,300.00)
	9/03/2006	SELL	30,960.00	(1,440.00)
	15/03/2006	SELL	27,314.50	(1,270.00)
	27/03/2006	SELL	332,250.00	(15,000.00)
	30/03/2006	SELL	231,496.21	(10,600.00)
				551,586.00

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
Westpac Custodian Nominees Limited as custodian for National Mutual Funds Management Limited	open			6,625,818.00
	14/12/2005	BUY	(1,935,633.82)	101,200.00
	19/12/2005	SELL	55,785.97	(2,880.00)
	19/01/2006	BUY	(67,572.60)	3,420.00
	19/01/2006	SELL	2,161,968.40	(109,780.00)
	20/01/2006	BUY	(88,650.65)	4,500.00
	23/01/2006	BUY	(258,893.79)	13,292.00
	23/01/2006	SELL	54,777.80	(2,850.00)
	24/01/2006	BUY	(46,465.44)	2,400.00
	25/01/2006	BUY	(70,209.76)	3,600.00
	25/01/2006	SELL	2,656,572.54	(136,320.00)
	27/01/2006	BUY	(83,601.15)	4,280.00
	27/01/2006	SELL	5,565,377.01	(285,892.00)
	30/01/2006	SELL	1,399,109.00	(71,774.00)
	31/01/2006	BUY	(733,063.28)	37,649.00
	31/01/2006	SELL	673,459.30	(34,560.00)
	6/02/2006	SELL	443,770.43	(23,363.00)
	7/02/2006	SELL	58,712.27	(3,091.00)
	16/02/2006	BUY	(15,293.94)	808.00
	23/02/2006	BUY	(898,004.48)	45,327.00
	23/02/2006	SELL	246,494.95	(12,460.00)
	3/03/2006	SELL	22,817.51	(1,078.00)
	17/03/2006	SELL	3,136,955.32	(142,160.00)
	29/03/2006	BUY	(1,134,992.32)	55,528.00
	30/03/2006	SELL	59,656.18	(2,730.00)
				6,068,884.00
Westpac Custodian Nominees Limited as custodian for National Mutual CPS Management Limited	open			3,746.00

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
Westpac Custodian Nominees Limited as custodian for National Mutual Life Association Limited	open			411,598.00
Westpac Custodian Nominees Limited as custodian for National Mutual Superannuation Master Trustee Limited	open			88,008.00
	12/01/2006	SELL	39,500.66	(2,000.00)
				86,008.00
Various Nominees (International AXA entities). Details not available at time of filing	open			26,836,600.00
	9/12/05 to 31/12/05	BUY		1,135,785.00
	January-06			3,598,499.00
	February-06			1,408,004.00
	March-06			5,144,402.00
				38,123,290.00
				51,242,490.00

24 April 2006

BY FAX - ORIGINAL IN POST
(61 2 9235 3166)

QBE Insurance Group Limited
Level 2, 82 Pitt Street
Sydney NSW 2000
Australia

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Corporate Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 21 April 2006. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 802,782,589 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Gina Martinez
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	QBE Insurance Group Limited
ACN/ARSN	

1. Details of substantial holder(1)

Name	Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

There was a change in the interests of the substantial holder on	21 April 2006
The previous notice was given to the company on	23 December 2005
The previous notice was dated	22 December 2005

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares (OR Stapled Securities)	61,499,274 shares	7.9124%	55,447,381 shares	6.9069%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
23/12/2005 thru 21/04/2006	Capital Group Companies, Inc.	Disposal of Shares	Average price of 19.64AUD	6,051,893 Ordinary Shares	6,051,893

See Annexure A dated 22 December 2005

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 21 April 2006 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Walt Burkley   Capacity: Counsel

sign here ________________   date   24 April 2006

Annexure "A"

This is the Annexure of 10 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 21 April 2006.

The Capital Group Companies, Inc.

By: ___________________________________

Walt Burkley
Counsel

Australia Annexure
QBE Insurance Group Limited

21 April 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44002000	483,298	
	44022700	13,565	
	44022900	732,339	
	44024600	54,274	
	44029100	31,163	
	44029600	20,852	
	44032100	26,040	
	44035800	10,272	
	44036500	419,197	
	44037400	18,128	
	44038000	44,000	
	44040900	55,189	
	44042000	283,990	
	44043000	30,554	
	44043700	14,467	
	44045900	196,269	
	44099400	55,600	
	44255000	523,451	
	44255900	48,476	
	44256500	17,453	
	44258000	4,213	
	44259300	15,406	
	44261300	175,646	
	44271700	252,872	
	44273000	26,685	
	44276100	18,779	
	44276200	15,937	
	44277700	165,081	
	44279100	41,364	
	44282300	45,331	
	44282700	16,303	
	44283000	5,368	
	44283400	257,972	
	44283700	7,308	
	44285500	98,814	
	44287000	42,120	
	44288500	18,454	
	44294300	134,191	
	44295500	74,408	
	44295800	68,736	
	44295900	29,982	
	44296400	82,008	
	44298200	32,356	
	44302200	32,494	
	44303200	177,558	
	44303300	21,591	
	44304600	125,943	
	44304700	14,000	
	44308600	37,643	
	44315000	131,424	
	44316400	38,759	
	44319000	38,781	
	44321600	16,204	
	44321900	11,357	

Australia Annexure
QBE Insurance Group Limited

21 April 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	44323100	45,700	
	44326600	2,104	
	44326800	34,783	
	44328400	10,205	
	44331900	44,938	
	44336000	95,831	
	44342000	28,850	
	44343000	44,200	
	44346000	13,400	
	44346200	36,000	
	44348800	56,293	
	44349500	5,852	
	44350700	32,000	
	44351500	35,935	
	44351800	24,515	
	44352100	24,072	
	44352200	13,974	
	44353000	9,649	
	44353900	25,637	
	44356000	6,600	
	44356100	15,263	
	44356500	136,026	
	44357100	16,070	
	44357800	135,320	
	44358000	146,259	
	44358800	121,800	
	44359400	68,714	
	44359700	13,973	
	44359800	154,223	
	44359900	16,300	
	44360400	13,174	
	44363200	9,739	
	44364600	34,963	
	44366400	3,974	
	44940300	7,001	
	44951300	109,753	
	70263800	81	
		6,946,836	
		-	
Capital International Limited	43051000	144,530	
	43051100	29,185	
	43051300	102,440	
	43051400	20,557	
	43051500	81,715	
	43051800	126,820	
	43057200	5,769	
	43057300	15,014	
	43057400	3,404	
	43057600	23,169	
	43057700	10,009	
	43057800	25,127	
	43400500	32,285	
	43401300	195,176	

Australia Annexure
QBE Insurance Group Limited

21 April 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	43401400	23,634	
	43401500	175,058	
	43401700	237,741	
	43402300	75,580	
	43404200	2,907	
	43404700	87,097	
	43404900	27,169	
	43405500	27,038	
	43405700	13,042	
	43405800	13,442	
	43406000	40,212	
	43410500	137,211	
	43411100	435,993	
	43411200	89,362	
	43411300	48,913	
	43411800	55,943	
	43412500	62,159	
	43412700	55,235	
	43412800	26,053	
	43413000	134,724	
	43413100	321,223	
	43413200	46,753	
	43414100	17,946	
	43415000	75,286	
	43415700	225,356	
	43415900	56,446	
	43417500	193,082	
	43417600	50,378	
	43417700	370,755	
	43417800	57,505	
	43418100	59,172	
	43418300	86,671	
	43418400	142,000	
	43418500	135,450	
	43418600	99,014	
	43418800	84,327	
	43419100	61,577	
	43419200	8,845	
	43419300	405,358	
	43419500	57,611	
	43419700	31,197	
	43419800	34,349	
	43420200	97,958	
	43424300	12,244	
	43425200	186,665	
	43425300	31,042	
	43425400	55,573	
	43425700	86,326	
	43425800	105,126	
	43426200	375,511	
	43426300	434,212	
	43426400	352,901	
	43426700	451,638	
	43426800	123,487	

Australia Annexure
QBE Insurance Group Limited

21 April 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	43427100	709,855	
	43427200	51,738	
	43428200	76,000	
	43428300	43,478	
	43428600	74,502	
	43432100	12,774	
	43432200	88,000	
	43433100	29,996	
	43433200	155,829	
	43434000	19,008	
	43435100	406,342	
	43436100	30,700	
	43437100	270,176	
	43437300	78,615	
	43437400	226,386	
	43438100	13,685	
	43439100	160,771	
	43439200	539,852	
	43440200	12,875	
	43440300	7,202	
	43440400	12,604	
	43440800	7,183	
	43441200	44,855	
	43441300	7,361	
	43441800	32,577	
	43441900	31,615	
	43444200	25,276	
	43444300	120,920	
	43444700	8,967	
	43444900	34,981	
	43445200	147,230	
	43445300	13,526	
	43445400	22,407	
	43446100	24,807	
	43446200	7,514	
	43450500	163,770	
	43451200	70,190	
	43451300	27,622	
	43451500	37,459	
	43451600	30,524	
	43451700	52,894	
	43455100	107,650	
	43455200	48,968	
	43455300	54,069	
	43455400	25,445	
	43457100	82,751	
	43459100	111,970	
	43460100	15,878	
	43463100	178,292	
	43463500	67,475	
	43463600	36,408	
	43464300	26,885	
	43464600	27,284	
	43464700	60,241	

Australia Annexure
QBE Insurance Group Limited

21 April 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	43465100	365,901	
	43465300	67,442	
	43465400	50,548	
	43466000	8,800	
	43467700	21,144	
	43473300	23,131	
	43484100	71,795	
	43487100	41,518	
	43487200	909,735	
	43487400	127,946	
	43487500	122,843	
	43487600	109,585	
	43487700	33,614	
	43487800	24,070	
	43488100	90,062	
	43494100	63,182	
	43494200	108,138	
	43500400	36,901	
	43500500	55,675	
	43503400	5,165	
	43503500	9,954	
	43503800	15,084	
	43504500	11,761	
	43504600	4,998	
	43505100	116,257	
	43506200	45,017	
	43506400	5,874	
	43506500	17,359	
	43507200	25,228	
	43507300	25,672	
	43507400	34,340	
	43507500	74,470	
	43507600	47,525	
	43510000	32,424	
	43510200	12,860	
	43510300	21,582	
	43510600	57,634	
	43510700	13,543	
	43510800	13,236	
	43510900	20,823	
	43511200	27,273	
	43511300	16,076	
	43511900	22,451	
	43512000	200,562	
	43512200	5,989	
	43513300	84,576	
	43513500	9,232	
	43513600	18,730	
	43518500	45,707	
	43537100	13,486	
	43551100	91,945	
	43558100	57,213	
	43558600	257,984	
	43560100	218,610	

Australia Annexure
QBE Insurance Group Limited

21 April 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	43564100	39,639	
	43564200	16,065	
	43564300	13,848	
	43565100	93,435	
	43565200	109,117	
	43565300	245,027	
	43565400	187,985	
	43565500	156,743	
	43565600	111,372	
	43565700	39,869	
	43565800	70,347	
	43565900	35,715	
	43566100	288,121	
	43570100	175,476	
	43570200	22,849	
	43570300	14,184	
	43570400	104,552	
	43570500	20,977	
	43573100	162,446	
	43574100	64,675	
	43574200	107,498	
	43575100	115,515	
	43576300	18,759	
	43576500	20,809	
	43576700	26,004	
	43576800	13,203	
	43579300	13,562	
	43583100	1,622,327	
	43594100	66,573	
		20,281,441	
Capital International S.A.	45415100	16,933	
	45415200	19,442	
	45415800	28,576	
	45426000	292,654	
	45440600	33,358	
	45464400	21,390	
	45486100	6,992	
	45500200	54,452	
	45500300	416,867	
	45500700	21,672	
	45500800	40,729	
	45500900	21,749	
	45503100	6,541	
	45503200	7,602	
	45503300	16,068	
	45504400	4,776	
	45508100	27,483	
	45508200	27,944	
	45508400	9,077	
	45508500	12,908	
	45508700	23,493	
	45509000	7,163	

Australia Annexure
QBE Insurance Group Limited

21 April 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	45513100	11,600	
	45515100	16,878	
	45515600	3,798	
	45516200	49,986	
	45520300	76,472	
	45520900	18,763	
	45521100	228,560	
	45522000	41,892	
	45525200	31,393	
	45590100	782,275	
		2,379,486	
Capital International, Inc.	46054200	23,657	
	46054500	18,005	
	46054700	12,669	
	46055500	87,669	
	46056800	26,950	
	46343400	63,202	
	46364700	11,282	
	46456000	28,574	
	46456700	21,021	
	46456800	10,290	
	46457300	12,495	
	46457500	3,640	
	46458300	8,952	
	46458500	31,951	
	46520100	586,077	
	46520500	76,926	
	46520600	14,403	
	46520800	39,024	
	46521300	59,387	
	46521400	54,499	
	46521500	25,389	
	46521700	16,742	
	46521800	24,619	
	46521900	24,062	
	46601000	11,095	
	46610000	14,052	
	46642200	174,734	
		1,481,366	
Capital Research and Management Company	11000007	5,218,492	
	11000016	14,700,760	
	11000033	4,439,000	
		24,358,252	
GRAND TOTAL		**55,447,381**	**6.91%**

Nominee List

QBE Insurance Group Limited
21 April 2006

<u>**Nominee Name**</u>

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

43402300		75,580
43413100		321,223
43413200		46,753
43419200		8,845
43426700		451,638
43436100		30,700
43438100		13,685
43445400		22,407
43507600		47,525
43512000		200,562
43513300		84,576
43551100		91,945
44282700		16,303
44298200		32,356
44363200		9,739
45415800		28,576
45486100		-6,992
45500800		40,729
45503100		6,541
45513100		11,600
45525200		31,393
46056800		26,950
46520800		39,024
46521700		16,742
	Total Shares:	1,662,384

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

43411800	55,943
43417600	50,378
43417800	57,505
43419700	31,197
43424300	12,244
43428600	74,502
43432100	12,774
43437300	78,615
43446100	24,807
43446200	-7,514
43451200	70,190
43510600	57,634
43565100	93,435
43594100	66,573
45500700	21,672

Nominee List

QBE Insurance Group Limited
21 April 2006

Nominee Name		
45500900		21,749
46456700		21,021
46456800		10,290
46457500		3,640
	Total Shares:	771,683

Australia & New Zealand Banking Grp Ltd
35, Elisabeth Street
PO Box 2842AA
Melbourne VIC 3000

43404900		27,169
43440300		7,202
43506500		17,359
44294300		134,191
	Total Shares:	185,921

Bank of New York Nominees
Bank of New York
3 Birchin Lane
London EC3V 9BY

43404700		87,097
43576500		20,809
43579300		13,562
44356000		6,600
46521400		54,499
46521800		24,619
	Total Shares:	207,186

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

43051100		29,185
43057200		5,769
43057300		15,014
43415000		75,286
43415700		225,356
43418300		86,671
44040900		55,189
44271700		252,872
44283700		7,308
44303300		21,591
46456000		28,574
	Total Shares:	802,815

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000007		5,218,492

Nominee List

QBE Insurance Group Limited
21 April 2006

Nominee Name		
11000016		14,700,760
11000033		4,439,000
43051000		144,530
43401400		23,634
43411100		435,993
43411300		48,913
43418100		59,172
43418400		142,000
43428200		76,000
43439200		539,852
43441800		32,577
43484100		71,795
43503400		5,165
43503500		9,954
43505100		116,257
43510000		32,424
43510200		12,860
43510900		20,823
43511200		27,273
43513500		9,232
44002000		483,298
44022900		732,339
44024600		54,274
44035800		10,272
44036500		419,197
44043000		30,554
44099400		55,600
44255000		523,451
44255900		48,476
44256500		17,453
44288500		18,454
44303200		177,558
45500200		54,452
45500300		416,867
45504400		4,776
45520300		76,472
46642200		174,734
70263800		81
	Total Shares:	29,465,014

Chase Manhattan Nominee Ltd.
Australia

43406000	40,212
43417700	370,755
43419800	34,349
43425400	55,573
43487100	41,518
43511900	22,451
44258000	4,213

Nominee List

QBE Insurance Group Limited
21 April 2006

Nominee Name		
44259300		15,406
44352100		24,072
44352200		13,974
44359900		16,300
44940300		7,001
44951300		109,753
45590100		782,275
46601000		11,095
	Total Shares:	1,548,947

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD

44353900		25,637
	Total Shares:	25,637

Citicorp Nominees PTY Ltd
Level 26, Mitre 502-30
101 Collins Street
Melbourne, Victoria 3000

43426300		434,212
43440200		12,875
43507400		34,340
43507500		74,470
43570400		104,552
44276200		15,937
45440600		33,358
	Total Shares:	709,744

Commonwealth Bank of Australia
Level 7, Bank House, 309-315 George St.
Sydney NSW 2000
Australia

44042000		283,990
	Total Shares:	283,990

HKBA Nominees Ltd.
GPO Box 181
Sydney 2001
Australia

43410500		137,211
	Total Shares:	137,211

Hong Kong Bank Australia
Level 8
1, O'Connell St, GPO Box 5302
Sydney NSW 2001

43401500		175,058
43455100		107,650

Nominee List

QBE Insurance Group Limited
21 April 2006

Nominee Name		
43455400		25,445
	Total Shares:	308,153
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia		
43441300		7,361
44356100		15,263
	Total Shares:	22,624
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA		
43405800		13,442
43464600		27,284
43473300		23,131
43511300		16,076
	Total Shares:	79,933
Mellon Bank N.A. London Branch London United Kingdom		
44358000		146,259
	Total Shares:	146,259
National Australian Bank LTD. 271 Collins St. 5th Floor South Melbourne, Victoria 3000		
43051800		126,820
43057700		10,009
43401300		195,176
43405500		27,038
43405700		13,042
43411200		89,362
43413000		134,724
43417500		193,082
43418800		84,327
43419100		61,577
43419300		405,358
43419500		57,611
43425200		186,665
43426800		123,487
43427200		51,738
43428300		43,478
43432200		88,000
43433200		155,829
43434000		19,008

Nominee List

QBE Insurance Group Limited
21 April 2006

Nominee Name	
43435100	406,342
43439100	160,771
43451300	27,622
43451500	37,459
43451600	30,524
43455200	48,968
43459100	111,970
43460100	15,878
43463500	67,475
43464300	26,885
43465100	365,901
43465300	67,442
43465400	50,548
43467700	21,144
43487200	909,735
43487400	127,946
43494100	63,182
43500400	36,901
43506400	5,874
43507300	25,672
43510300	21,582
43510700	13,543
43510800	13,236
43513600	18,730
43537100	13,486
43558100	57,213
43560100	218,610
43564100	39,639
43564200	16,065
43565200	109,117
43565500	156,743
43565600	111,372
43565700	39,869
43565800	70,347
43565900	35,715
43566100	288,121
43570100	175,476
43570300	14,184
43574200	107,498
43575100	115,515
44029100	31,163
44032100	26,040
44037400	18,128
44038000	44,000
44043700	14,467
44279100	41,364
44282300	45,331
44295500	74,408
44302200	32,494

Nominee List

QBE Insurance Group Limited
21 April 2006

Nominee Name		
44304600		125,943
44304700		14,000
44321600		16,204
44326600		2,104
44326800		34,783
44328400		10,205
44346000		13,400
44346200		36,000
44349500		5,852
44353000		9,649
44366400		3,974
45464400		21,390
45503200		7,602
45508700		23,493
45515100		16,878
45520900		18,763
45521100		228,560
45522000		41,892
46343400		63,202
46458500		31,951
46520500		76,926
46520600		14,403
46521300		59,387
46521500		25,389
	Total Shares:	7,539,976
National Nominees 82 Pitt Street Sydney, NSW 2000 Australia		
44315000		131,424
44343000		44,200
	Total Shares:	175,624
Pictet & Cie, Geneva		
45509000		7,163
	Total Shares:	7,163
State Street Australia Limited Australia		
46521900		24,062
	Total Shares:	24,062
Westpac Banking Corp		
43051300		102,440
43051400		20,557
43051500		81,715
43057400		3,404
43400500		32,285
43404200		2,907

Nominee List

QBE Insurance Group Limited
21 April 2006

Nominee Name	
43412500	62,159
43412800	26,053
43414100	17,946
43418500	135,450
43418600	99,014
43425300	31,042
43426200	375,511
43427100	709,855
43433100	29,996
43437400	226,386
43440400	12,604
43440800	7,183
43444200	25,276
43444300	120,920
43444700	8,967
43444900	34,981
43463100	178,292
43466000	8,800
43487500	122,843
43488100	90,062
43504500	11,761
43504600	4,998
43512200	5,989
43518500	45,707
43570500	20,977
43573100	162,446
44022700	13,565
44277700	165,081
44359700	13,973
45415100	16,933
45508100	27,483
45508200	27,944
45508400	9,077
45515600	3,798
45516200	49,986
46364700	11,282
Total Shares:	3,157,648

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

43057600	23,169
43057800	25,127
43401700	237,741
43412700	55,235
43415900	56,446
43420200	97,958
43425700	86,326

Nominee List

QBE Insurance Group Limited
21 April 2006

Nominee Name	
43425800	105,126
43426400	352,901
43437100	270,176
43441200	44,855
43441900	31,615
43445200	147,230
43445300	13,526
43450500	163,770
43451700	52,894
43455300	54,069
43457100	82,751
43463600	36,408
43464700	60,241
43487600	109,585
43487700	33,614
43487800	24,070
43494200	108,138
43500500	55,675
43503800	15,084
43506200	45,017
43507200	25,228
43558600	257,984
43564300	13,848
43565300	245,027
43565400	187,985
43570200	22,849
43574100	64,675
43576300	18,759
43576700	26,004
43576800	13,203
43583100	1,622,327
44029600	20,852
44045900	196,269
44261300	175,646
44273000	26,685
44276100	18,779
44283000	5,368
44283400	257,972
44285500	98,814
44287000	42,120
44295800	68,736
44295900	29,982
44296400	82,008
44308600	37,643
44316400	38,759
44319000	38,781
44321900	11,357
44323100	45,700
44331900	44,938

Nominee List

QBE Insurance Group Limited
21 April 2006

Nominee Name	
44336000	95,831
44342000	28,850
44348800	56,293
44350700	32,000
44351500	35,935
44351800	24,515
44356500	136,026
44357100	16,070
44357800	135,320
44358800	121,800
44359400	68,714
44359800	154,223
44360400	13,174
44364600	34,963
45415200	19,442
45426000	292,654
45503300	16,068
45508500	12,908
46054200	23,657
46054500	18,005
46054700	12,669
46055500	87,669
46457300	12,495
46458300	8,952
46520100	586,077
46610000	14,052
Total Shares:	8,185,407

ASIA PACIFIC

Milena Ickeringill
Company Secretary

Phone: 61 3 9616 3852
Fax: 61 3 9614 5298

13 October 2006

Australian Stock Exchange Limited
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Security Holder

Please find attached a Substantial Security Holder Notice for QBE Insurance Limited (QBE).

Yours faithfully

Milena Ickeringill

Page 1 of 12 pages.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: *QBE Insurance Group Limited (QBE)*

ACN/ARSN: *008 485 014*

1. Details of substantial holder (1)

Name: AXA SA ("**AXA**"), AXA Asia Pacific Holdings Limited ("**AXA APH**") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "**the AXA Group**") and certain other entities associated with AXA and AXA APH listed in Schedule 1.

ACN/ARSN (if applicable): 069 123 011

There was a change in the interests of the substantial holder on: 06/10/2006

The previous notice was given to the company on: 12/04/2006

The previous notice was dated: 12/04/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	51,242,490	6.43%	60,527,694	7.53%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each person whose relevant interest has changed is listed in Schedule 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
The holders of a relevant interest are listed in Part A of Schedule 1.	The registered holders of the securities are various third parties acting as custodians on behalf of AXA Group entities (see also column 1 of Schedule 2).	[Not applicable.]	Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.	[See previous column.]

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

Print name: Milena Ickeringill

Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

Sign here:

Date: 13 October 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of managers, including those set out below	Not applicable
National Mutual Funds Management Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual CPS Management Limited	Level 6, 80 The Terrace, Wellington
National Mutual Superannuation Master Trustee Limited	Level 6, 80 The Terrace, Wellington
AXA Rosenberg Investment Managers LLC	4 Orinda Way Bldg E, San Francisco, CA 94102
AXA Investment Managers UK Ltd	7,Newgate Street, London EC1A 7NX, England
IPAC Securities Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Asset Management Limited	447 Collins Street, Melbourne, Victoria 3000
Assure New Zealand Limited	Level 6, 80 The Terrace, Wellington
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein New Zealand Limited	Level 13, 2 Hunter Street, Wellington, New Zealand
AllianceBernstein Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	447 Collins Street Melbourne, Victoria 3000
Part A(iii) - Other relevant interests	
[Not applicable]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
David Bird Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associates Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Planning Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Investments) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Management Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105

Name	Address
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	#Shares
Westpac Custodian Nominees as custodian for National Mutual Funds Management Limited	**open**			**6,068,884.00**
	03-Mar-06	BUY	-$ 24,176.09	1,090.00
	31-Mar-06	BUY	-$ 2,921,091.35	131,700.00
	06-Apr-06	SELL	$ 7,407,907.41	- 328,130.00
	07-Apr-06	SELL	$ 493,775.33	- 21,360.00
	20-Apr-06	SELL	$ 334,762.08	- 14,650.00
	27-Apr-06	SELL	$ 114,819.09	- 5,070.00
	05-May-06	SELL	$ 836,474.22	- 37,230.00
	10-May-06	SELL	$ 2,750,964.40	- 119,756.00
	11-May-06	SELL	$ 724,246.47	- 31,509.00
	12-May-06	SELL	$ 58,405.45	- 2,580.00
	16-May-06	SELL	$ 315,727.45	- 13,925.00
	01-Jun-06	BUY	-$ 3,848,494.08	175,379.00
	02-Jun-06	BUY	-$ 1,755,794.39	78,313.00
	05-Jun-06	BUY	-$ 891,618.06	39,717.00
	06-Jun-06	BUY	-$ 1,271,090.42	57,351.00
	20-Jun-06	BUY	-$ 4,535,569.72	221,620.00
	27-Jun-06	SELL	$ 228,812.79	- 10,670.00
	28-Jun-06	BUY	-$ 161,998.04	7,820.00
	28-Jun-06	SELL	$ 170,177.35	- 8,230.00
	05-Jul-06	SELL	$ 142,433.47	- 6,860.00
	06-Jul-06	BUY	-$ 4,947,499.06	240,200.00
	12-Jul-06	SELL	$ 20,562.31	- 970.00
	13-Jul-06	SELL	$ 85,778.78	- 4,020.00
	19-Jul-06	SELL	$ 3,062,642.99	- 145,050.00
	27-Jul-06	SELL	$ 1,519,908.70	- 69,630.00
	28-Jul-06	SELL	$ 289,366.13	- 12,510.00
	22-Aug-06	SELL	$ 40,655.48	- 1,720.00
	26-Aug-06	BUY	-$ 47,865.13	2,110.00
	28-Aug-06	SELL	$ 1,484,996.37	- 64,200.00
	05-Sep-06	SELL	$ 1,573,692.30	- 65,170.00
	21-Sep-06	SELL	$ 1,778,184.27	- 75,400.00
	26-Sep-06	BUY	-$ 2,995,540.66	132,050.00
	05-Oct-06	BUY	-$ 108,967.17	4,400.00
				6,121,994.00
Westpac Custodian Nominees as custodian for ipac Securities Limited	**open**			**4,828,611.00**
	31-Mar-06	BUY	-$ 600,663.83	27,073.00
	05-Apr-06	SELL	$ 1,002,199.11	- 44,544.00
	06-Apr-06	SELL	$ 474,305.75	- 20,880.00
	07-Apr-06	BUY	-$ 119,133.24	5,158.00
	10-Apr-06	BUY	-$ 647,441.11	28,068.00
	11-Apr-06	BUY	-$ 1,131,434.70	48,717.00
	11-Apr-06	SELL	$ 122,591.00	- 5,275.00
	12-Apr-06	BUY	-$ 640,891.45	27,614.00
	12-Apr-06	SELL	$ 193,288.98	- 8,500.00
	13-Apr-06	SELL	$ 1,870,097.94	- 82,638.00
	18-Apr-06	BUY	-$ 281,764.78	12,243.00
	19-Apr-06	BUY	-$ 108,793.30	4,655.00

Holder of Relevant Interest	*Date of* Transaction	*Transaction* Type	Consideration	#Shares
	21-Apr-06	BUY	-$ 90,656.46	3,961.00
	26-Apr-06	BUY	-$ 67,478.50	2,948.00
	28-Apr-06	BUY	-$ 241,086.76	10,781.00
	03-May-06	BUY	-$ 98,358.88	4,472.00
	03-May-06	SELL	$ 50,642.36	- 2,257.00
	09-May-06	BUY	-$ 105,139.04	4,614.00
	10-May-06	BUY	-$ 24,264.91	1,050.00
	10-May-06	SELL	$ 406,341.32	- 17,689.00
	11-May-06	SELL	$ 106,973.97	- 4,654.00
	16-May-06	BUY	-$ 338,944.38	14,725.00
	16-May-06	SELL	$ 46,639.23	- 2,057.00
	17-May-06	BUY	-$ 741,564.98	31,738.00
	17-May-06	SELL	$ 56,026.51	- 2,405.00
	18-May-06	BUY	-$ 1,798,496.70	77,943.00
	19-May-06	BUY	-$ 373,242.03	16,394.00
	19-May-06	SELL	$ 63,617.49	- 2,794.00
	23-May-06	SELL	$ 46,785.09	- 2,132.00
	31-May-06	BUY	-$ 837,041.55	39,010.00
	01-Jun-06	BUY	-$ 657,438.36	29,960.00
	02-Jun-06	BUY	-$ 299,937.66	13,378.00
	05-Jun-06	BUY	-$ 152,318.37	6,785.00
	06-Jun-06	BUY	-$ 524,754.00	23,847.00
	08-Jun-06	BUY	-$ 286,584.44	13,255.00
	13-Jun-06	BUY	-$ 800,364.41	38,345.00
	14-Jun-06	BUY	-$ 309,794.39	15,092.00
	14-Jun-06	SELL	$ 57,960.42	- 2,827.00
	15-Jun-06	SELL	$ 337,910.42	- 16,104.00
	16-Jun-06	BUY	-$ 954.36	45.00
	16-Jun-06	SELL	$ 375,649.01	- 17,751.00
	19-Jun-06	SELL	$ 224,670.16	- 10,798.00
	20-Jun-06	BUY	-$ 742,284.60	36,270.00
	20-Jun-06	SELL	$ 328,852.57	- 16,100.00
	21-Jun-06	BUY	-$ 48,698.53	2,311.00
	21-Jun-06	SELL	$ 217,317.37	- 10,255.00
	23-Jun-06	SELL	$ 94,047.06	- 4,445.00
	28-Jun-06	BUY	-$ 49,105.98	2,362.00
	30-Jun-06	BUY	-$ 738,059.52	35,552.00
	04-Jul-06	BUY	-$ 313,382.09	15,038.00
	04-Jul-06	SELL	$ 222,107.55	- 10,700.00
	05-Jul-06	SELL	$ 560,678.23	- 27,006.00
	06-Jul-06	BUY	-$ 1,621,711.89	78,597.00
	07-Jul-06	BUY	-$ 615,855.12	29,807.00
	10-Jul-06	BUY	-$ 70,847.23	3,455.00
	11-Jul-06	BUY	-$ 242,496.90	11,773.00
	13-Jul-06	SELL	$ 39,024.80	- 1,836.00
	14-Jul-06	BUY	-$ 207,413.38	9,930.00
	18-Jul-06	SELL	$ 90,676.51	- 4,318.00
	19-Jul-06	SELL	$ 1,572,324.30	- 74,124.00
	20-Jul-06	SELL	$ 1,717,619.10	- 79,630.00
	21-Jul-06	SELL	$ 49,547.23	- 2,299.00
	25-Jul-06	BUY	-$ 140,273.28	6,400.00
	25-Jul-06	SELL	$ 140,709.28	- 6,430.00
	26-Jul-06	SELL	$ 1,683,683.94	- 76,814.00

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration		#Shares
	27-Jul-06	SELL	$ 787,875.20	-	36,061.00
	28-Jul-06	SELL	$ 440,248.37	-	20,088.00
	31-Jul-06	SELL	$ 204,336.65	-	9,228.00
	01-Aug-06	SELL	$ 626,870.36	-	28,448.00
	02-Aug-06	SELL	$ 152,895.87	-	7,079.00
	03-Aug-06	SELL	$ 312,633.19	-	14,407.00
	04-Aug-06	BUY	-$ 161,364.44		7,510.00
	08-Aug-06	BUY	-$ 115,330.82		5,277.00
	14-Aug-06	SELL	$ 144,827.25	-	6,600.00
	15-Aug-06	SELL	$ 123,405.29	-	5,633.00
	16-Aug-06	SELL	$ 877,151.21	-	39,459.00
	17-Aug-06	SELL	$ 290,112.18	-	12,676.00
	18-Aug-06	SELL	$ 39,128.21	-	1,710.00
	22-Aug-06	BUY	-$ 202,373.38		8,597.00
	23-Aug-06	SELL	$ 218,890.43	-	9,224.00
	25-Aug-06	SELL	$ 1,162,742.42	-	49,559.00
	28-Aug-06	SELL	$ 841,026.95	-	36,350.00
	30-Aug-06	SELL	$ 53,991.97	-	2,293.00
	31-Aug-06	SELL	$ 549,311.60	-	23,310.00
	01-Sep-06	SELL	$ 193,806.59	-	8,062.00
	04-Sep-06	BUY	-$ 941,924.59		38,860.00
	04-Sep-06	SELL	$ 288,637.48	-	11,937.00
	05-Sep-06	BUY	-$ 2,868,434.70		118,500.00
	05-Sep-06	SELL	$ 301,710.39	-	12,494.00
	06-Sep-06	SELL	$ 47,244.71	-	1,965.00
	12-Sep-06	BUY	-$ 40,864.08		1,733.00
	13-Sep-06	BUY	-$ 287,383.95		12,270.00
	13-Sep-06	SELL	$ 68,221.44	-	2,903.00
	18-Sep-06	SELL	$ 61,260.64	-	2,589.00
	19-Sep-06	BUY	-$ 56,651.37		2,389.00
	20-Sep-06	BUY	-$ 138,466.79		5,959.00
	21-Sep-06	BUY	-$ 305,503.97		12,914.00
	21-Sep-06	SELL	$ 250,219.30	-	10,610.00
	22-Sep-06	BUY	-$ 22,356.48		969.00
	22-Sep-06	SELL	$ 35,823.10	-	1,545.00
	26-Sep-06	BUY	-$ 623,279.29		27,449.00
	04-Oct-06	SELL	$ 71,288.71	-	2,943.00
					4,889,969.00
Merril Lynch Custodian Nominees as custodian for Ipac Securities Limited	**open**				**1,168,767.00**
	16-Aug-06	SELL	$ 1,596,165.80	-	71,593.00
	18-Aug-06	SELL	$ 3,466,726.56	-	151,274.00
	25-Aug-06	SELL	$ 2,422,008.59	-	103,000.00
	30-Aug-06	BUY	-$ 387,144.83		16,400.00
	01-Sep-06	SELL	$ 1,240,457.57	-	51,800.00
	04-Sep-06	BUY	-$ 159,896.41		6,600.00
	05-Sep-06	SELL	$ 8,954,001.83	-	370,000.00
	20-Sep-06	BUY	-$ 6,394,719.39		274,700.00
					718,800.00

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration		#Shares
Westpac Custodian Nominees as custodian for The National Mutual Life Association (NZ) Limited	open				**411,598.00**
	17-May-06	SELL	$ 1,783,332.78	-	76,550.00
	22-May-06	SELL	$ 709,236.55	-	31,650.00
	13-Jun-06	BUY	-$ 1,127,303.85		54,279.00
	20-Jun-06	BUY	-$ 400,662.20		19,580.00
	12-Sep-06	BUY	-$ 471,526.23		20,000.00
					397,257.00
Westpac Custodian Nominees as custodian for National Mutual Superannuation Master Trustee Limited	open				**86,008.00**
	11-Apr-06	SELL	$ 15,054.13	-	650.00
	17-May-06	SELL	$ 521,837.42	-	22,400.00
	22-May-06	SELL	$ 336,131.07	-	15,000.00
	25-May-06	SELL	$ 36,705.83	-	1,700.00
	25-May-06	BUY	-$ 529,227.82		25,482.00
	31-May-06	SELL	$ 12,922.59	-	600.00
	20-Jun-06	BUY	-$ 193,373.74		9,450.00
	27-Sep-06	BUY	-$ 862,808.64		37,000.00
					117,590.00
Westpac Custodian Nominees Limited as custodian for National Mutual CPS Management Limited	open				**3,746.00**
	13-May-06	BUY	-$ 23,177.86		1,116.00
	17-May-06	SELL	$ 24,461.13	-	1,050.00
	22-May-06	SELL	$ 13,445.24	-	600.00
	20-Jun-06	BUY	-$ 9,208.27		450.00
	26-Jun-06	BUY	-$ 6,235.34		275.00
	27-Jun-06	BUY	-$ 69,957.46		3,000.00
					6,937.00
Westpac Custodian Nominees Limited as custodian for Assure New Zealand Limited	open				**551,586.00**
	04-Apr-06	SELL	$ 476,002.35	-	21,300.00
	05-Apr-06	SELL	$ 5,908.32	-	264.00
	10-Apr-06	SELL	$ 1,042,440.89	-	45,500.00
	01-May-06	SELL	$ 130,769.29	-	5,800.00
	10-May-06	SELL	$ 73,309.66	-	3,200.00
	22-May-06	SELL	$ 666,659.95	-	29,750.00
	24-May-06	SELL	$ 8,248.65	-	381.00
	25-May-06	SELL	$ 131,709.15	-	6,100.00
	13-Jun-06	BUY	-$ 994,488.06		47,884.00
	14-Jun-06	SELL	$ 288,451.92	-	13,908.00
	16-Jun-06	SELL	$ 358,922.01	-	17,000.00
	19-Jun-06	SELL	$ 72,945.03	-	3,500.00
	20-Jun-06	BUY	-$ 370,172.58		18,090.00
	28-Jun-06	SELL	$ 690,686.05	-	33,350.00

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration		#Shares
	29-Jun-06	SELL	$	706,667.85	- 34,800.00
	04-Jul-06	SELL	$	68,988.53	- 3,330.00
	05-Jul-06	SELL	$	415,385.56	- 20,000.00
	14-Jul-06	SELL	$	14,597.25	- 700.00
	08-Aug-06	SELL	$	543,771.18	- 25,000.00
	18-Aug-06	SELL	$	68,276.25	- 2,975.00
	21-Aug-06	SELL	$	69,139.00	- 2,975.00
	29-Aug-06	SELL	$	36,595.50	- 1,550.00
	31-Aug-06	SELL	$	27,989.70	- 1,185.00
	07-Sep-06	BUY	-$	65,440.77	2,750.00
	12-Sep-06	SELL	$	30,600.96	- 1,300.00
	22-Sep-06	SELL	$	37,101.22	- 1,600.00
					344,842.00
Various Nominees (International AXA entities) Details not available at time of filing	**open**				**38,123,290.00**
	April	BUY			696,354.00
	May	SELL			- 537,394.00
	June	BUY			2,442,432.00
	July	BUY			813,236.00
	August	BUY			2,087,847.00
	September	BUY			2,969,850.00
	October (1-6)	BUY			1,334,690.00
					47,930,305.00
TOTAL					**60,527,694.00**

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme **QBE Insurance Group Limited**

1. Details of substantial holder

Name **UBS Nominees Pty Ltd and its related bodies corporate**

ABN (if applicable): **32 001 450 522**

There was a change in interest of the substantial holder on: **09 June 2006**

The previous notice was dated: **22 December 2005**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's Votes	Voting Power	Person's Votes	Voting Power
Ordinary & Options	**71,138,018**	**9.15%**	**64,790,756**	**8.06%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Class and Number of securities	Person's votes affected
	Annexure A				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered holder	Nature of relevant interest	Class and number of securities	Person's votes
UBS AG, Zurich	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	177,030 Ordinary	177,030
UBS Global Asset Management (Switzerland) AG	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	2,437,017 Ordinary	2,437,017
UBS Global Asset Management (Americas) Inc.	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	9,568,052 Ordinary	9,568,052
UBS Global Asset Management (Australia) Ltd	Citicorp Nominees Pty Ltd	Citicorp Nominees Pty Ltd	Fund Manager with power to exercise control over disposal of the securities	541,715 Ordinary	541,715
UBS Global Asset Management (Australia) Ltd	JPMorgan Chase Bank	JPMorgan Chase Bank	Fund Manager with power to exercise control over disposal of the securities	7,131,905 Ordinary	7,131,905
UBS Global Asset Management (Australia) Ltd	National Nominees Ltd	National Nominees Ltd	Fund Manager with power to exercise control over disposal of the securities	11,659,669 Ordinary	11,659,669
UBS Global Asset Management (Australia) Ltd	RBC Global Services Australia Nominees Pty Ltd	RBC Global Services Australia Nominees Pty Ltd	Fund Manager with power to exercise control over disposal of the securities	157,835 Ordinary	157,835
UBS Global Asset Management (Australia) Ltd	State Street Australia Ltd	State Street Australia Limited	Fund Manager with power to exercise control over disposal of the securities	1,622,442 Ordinary	1,622,442
UBS Global Asset Management (Canada) Co.	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	2,782,701 Ordinary	2,782,701
UBS Global Asset Management (Deutschland) GmbH	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	252,150 Ordinary	252,150
UBS Global Asset Management (France) SA	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	41,752 Ordinary	41,752
UBS Global Asset Management (Hong Kong) Ltd	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	452,449 Ordinary	452,449
UBS Global Asset Management (Japan) Ltd	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	4,471,326 Ordinary	4,471,326
UBS Global Asset Management Life Limited	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	3,352,034 Ordinary	3,352,034
UBS Global Asset Management (Singapore) Ltd	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	105,921 Ordinary	105,921
UBS Global Asset Management Trust Company	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	1,317,274 Ordinary	1,317,274

UBS Global Asset Management (UK) Ltd	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	11,479,872 Ordinary	11,479,872
UBS AG (London Branch)	Various Custodians	Various Custodians	Power to control disposal over shares pursuant to stock borrowing and lending activities	1,225,221 Ordinary	1,225,221
UBS AG (Switzerland)	Unknown Custodians	UBS AG (Switzerland)	Power to control disposal over shares pursuant to stock borrowing and lending activities	2,827,394 Ordinary	2,827,394
UBS Securities Australia Ltd	Unknown Custodians	UBS Securities Australia Ltd	Power to control disposal over shares pursuant to stock borrowing and lending activities	1,556,402 Ordinary	1,556,402
UBS AG, Zurich	Various Custodians	Various Custodians	Broker with power to exercise discretion over account	43,070 Ordinary	43,070
UBS Securities Australia Ltd	N/A	N/A	Exchange traded options	1,587,525 Options	1,587,525

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Details for all UBS entities and their address' can be found on the following website: **http://apps.ubs.com/locationfinder**	

SIGNATURE

Print Name: Peter Stepek Capacity: Alternate Director

Sign Here: Date: 13 June 2006

Contact details for this notice:

Leanne Livingstone
Legal & Compliance
(w) +61 2 9324 3869
(f) +61 2 9324 2558
email: leanne.livingstone@ubs.com

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Number of securities	Class
06-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$161,369	8,183	Ordinary
06-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	-$427,589	-21,683	Ordinary
06-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$216,920	11,000	Ordinary
06-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$49,300	2,500	Ordinary
10-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	-$944,528	-48,233	Ordinary
13-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	-$7,046	-355	Ordinary
13-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	-$179,091	-9,023	Ordinary
13-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	-$177,206	-8,928	Ordinary
18-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$266,430	13,562	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$2,861,244	144,923	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$109,970	5,570	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$5,212	264	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$20,750	1,051	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$7,957	403	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$300,511	15,221	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$594,152	30,094	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$426,730	21,614	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$84,481	4,279	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$40,414	2,047	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$43,178	2,187	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$53,228	2,696	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$93,918	4,757	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$445,841	22,582	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$174,352	8,831	Ordinary
19-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$27,542	1,395	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$2,042,142	103,808	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$78,512	3,991	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$3,718	189	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$14,813	753	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$5,685	289	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$214,487	10,903	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$424,076	21,557	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$304,567	15,482	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$60,296	3,065	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$28,820	1,465	Ordinary

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Number of securities	Class
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$30,826	1,567	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$38,007	1,932	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$67,043	3,408	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$318,219	16,176	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$124,427	6,325	Ordinary
20-Jan-06	UBS Global Asset Management (Australia) Limited	On Market	$19,653	999	Ordinary
06-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	$170,979	8,173	Ordinary
06-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$170,979	-8,173	Ordinary
09-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$181,440	-8,400	Ordinary
16-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$979,701	-44,445	Ordinary
16-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$4,012	-182	Ordinary
16-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$9,501	-431	Ordinary
16-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$4,232	-192	Ordinary
16-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$151,590	-6,877	Ordinary
16-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$296,412	-13,447	Ordinary
16-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$291,276	-13,214	Ordinary
16-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$72,191	-3,275	Ordinary
16-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$24,181	-1,097	Ordinary
16-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$23,299	-1,057	Ordinary
16-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$26,981	-1,224	Ordinary
16-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$84,821	-3,848	Ordinary
16-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$177,027	-8,031	Ordinary
16-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$11,617	-527	Ordinary
20-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$2,400,563	-108,041	Ordinary
20-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$9,821	-442	Ordinary
20-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$23,263	-1,047	Ordinary
20-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$10,398	-468	Ordinary
20-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$371,457	-16,718	Ordinary
20-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$726,272	-32,687	Ordinary
20-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$713,697	-32,121	Ordinary
20-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$176,863	-7,960	Ordinary
20-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$59,258	-2,667	Ordinary
20-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$57,125	-2,571	Ordinary
20-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$66,079	-2,974	Ordinary
20-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$207,837	-9,354	Ordinary

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Number of securities	Class
20-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$433,737	-19,521	Ordinary
20-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$28,463	-1,281	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$2,646,173	-120,071	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$64,110	-2,909	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$6,964	-316	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$22,413	-1,017	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$11,416	-518	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$385,981	-17,514	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$704,788	-31,980	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$574,034	-26,047	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$140,693	-6,384	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$43,548	-1,976	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$55,184	-2,504	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$73,432	-3,332	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$166,654	-7,562	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$577,053	-26,184	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$76,231	-3,459	Ordinary
21-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	-$32,903	-1,493	Ordinary
24-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	$17,368	787	Ordinary
24-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	$138,835	6,291	Ordinary
29-Mar-06	UBS Global Asset Management (Australia) Limited	On Market	$262,156	12,048	Ordinary
03-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	$240,050	10,837	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$8,820,758	-391,246	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$269,732	-11,964	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$15,038	-667	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$54,131	-2,401	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$51,696	-2,293	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$1,069,639	-47,444	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$1,819,068	-80,685	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$1,335,020	-59,215	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$360,409	-15,986	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$105,737	-4,690	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$129,094	-5,726	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$172,066	-7,632	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$450,365	-19,976	Ordinary

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Number of securities	Class
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$1,004,258	-44,544	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$203,922	-9,045	Ordinary
05-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$64,254	-2,850	Ordinary
12-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	$209,182	9,154	Ordinary
13-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$1,094,749	-48,376	Ordinary
26-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	-$160,520	-6,967	Ordinary
26-Apr-06	UBS Global Asset Management (Australia) Limited	On Market	$160,520	6,967	Ordinary
04-May-06	UBS Global Asset Management (Australia) Limited	On Market	-$257,674	-11,560	Ordinary
12-May-06	UBS Global Asset Management (Australia) Limited	On Market	$360,398	15,957	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$4,789,460	223,702	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$198,770	9,284	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$10,941	511	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$43,762	2,044	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$28,796	1,345	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$665,444	31,081	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$915,620	42,766	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$1,179,969	55,113	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$263,900	12,326	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$70,846	3,309	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$93,091	4,348	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$120,967	5,650	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$317,339	14,822	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$835,204	39,010	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$377,373	17,626	Ordinary
31-May-06	UBS Global Asset Management (Australia) Limited	On Market	$71,788	3,353	Ordinary
02-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	-$266,844	-11,879	Ordinary
07-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	-$204,266	-9,343	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$2,449,722	117,623	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	-$1,577,982	-75,897	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$86,494	4,153	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$7,477	359	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$23,264	1,117	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$16,724	803	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$353,016	16,950	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$545,332	26,184	Ordinary

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Number of securities	Class
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$733,149	35,202	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$162,679	7,811	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$39,529	1,898	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$48,985	2,352	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$67,167	3,225	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$195,815	9,402	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$798,607	38,345	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$269,771	12,953	Ordinary
13-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	$33,802	1,623	Ordinary

* Please note not all details of trading could be obtained at the time of lodgement

26 January 2007

BY FAX - ORIGINAL IN POST
(61 2 9235 3166)

QBE Insurance Group Limited
Level 2, 82 Pitt Street
Sydney NSW 2000
Australia

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Corporate Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 25 January 2007. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 818,705,570 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme QBE Insurance Group Limited

ACN/ARSN

1. Details of substantial holder(1)

Name The Capital Group Companies, Inc.

ACN/ARSN (if applicable) n/a

There was a change in the interests of the substantial holder on 25 January 2007

The previous notice was given to the company on 24 April 2006

The previous notice was dated 21 April 2006

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	55,447,381 shares	6.9069%	48,268,558 shares	5.8957%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
26/4/2006 to 25/1/2007	The Capital Group Companies, Inc.	Decreased holdings	Average price of 23.3267	7,178,823 Ordinary Shares	7,178,823

. See Annexure A dated 21 April 2006

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 25 January 2007 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Lillane Corzo

Capacity: Counsel

sign here ________________

date 26 January 2007

Annexure "A"

This is the Annexure of 7 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 25 January 2007.

The Capital Group Companies, Inc.

By: ___________________________________

Liliane Corzo
Counsel

Australia Annexure
QBE Insurance Group Limited

25 January 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44002000	483,298	
	44022700	13,565	
	44022900	332,339	
	44024600	54,274	
	44032100	26,040	
	44035800	10,272	
	44036500	419,197	
	44037400	18,128	
	44038000	44,000	
	44040900	55,189	
	44042000	126,990	
	44043000	20,554	
	44043700	14,467	
	44045900	196,269	
	44046800	10,500	
	44099400	55,600	
	44255000	316,299	
	44255500	13,400	
	44255900	31,876	
	44256500	15,000	
	44258000	4,213	
	44259200	37,500	
	44259300	15,406	
	44260104	35,700	
	44270600	116,000	
	44271700	252,872	
	44273000	16,685	
	44276200	15,937	
	44277700	75,781	
	44279100	26,514	
	44282700	16,303	
	44283000	5,368	
	44283400	204,313	
	44283700	7,308	
	44285500	80,600	
	44287000	16,120	
	44288500	18,454	
	44294300	134,191	
	44295500	74,408	
	44295800	68,736	
	44295900	28,882	
	44296400	52,008	
	44298200	32,356	
	44298700	16,800	
	44302200	32,494	
	44303200	177,558	
	44303300	21,591	
	44304500	33,059	
	44308600	37,643	
	44315000	131,424	
	44316400	38,759	
	44319000	22,981	
	44321600	16,204	
	44321900	11,357	

Australia Annexure
QBE Insurance Group Limited

25 January 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
	44323100	45,700	
	44323800	8,998	
	44326600	2,104	
	44326800	34,783	
	44328400	4,705	
	44328900	209,500	
	44331900	44,938	
	44336000	95,831	
	44342000	46,862	
	44343000	44,200	
	44346200	36,000	
	44348800	27,293	
	44349500	3,713	
	44351200	30,200	
	44351500	35,935	
	44351800	24,515	
	44352100	11,072	
	44352200	7,074	
	44353000	9,649	
	44353900	16,400	
	44355500	6,700	
	44356000	6,600	
	44356100	15,263	
	44356500	136,026	
	44357000	170,001	
	44357100	16,070	
	44357800	135,320	
	44358000	146,259	
	44358800	121,800	
	44359400	68,714	
	44359800	154,223	
	44359900	16,300	
	44360400	13,174	
	44363200	10,839	
	44363400	44,500	
	44364300	1,700	
	44364400	500	
	44364600	34,963	
	44364900	31,000	
	44366400	3,974	
	44367200	93,800	
	44370700	2,600	
	44940300	7,001	
	44950900	38,000	
	44951300	109,753	
		6,257,334	
Capital International Limited	43051000	92,154	
	43051100	29,185	
	43051300	71,440	
	43051400	14,157	
	43051500	57,491	
	43057200	5,769	

Australia Annexure
QBE Insurance Group Limited

25 January 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
	43057300	15,014	
	43057600	23,169	
	43057700	10,009	
	43057800	25,127	
	43400500	21,985	
	43401300	128,469	
	43401400	15,046	
	43401500	150,846	
	43401700	204,500	
	43402300	53,299	
	43404700	56,976	
	43404900	18,546	
	43405200	15,000	
	43405500	27,038	
	43405700	13,042	
	43405800	13,442	
	43406000	40,212	
	43410500	107,580	
	43411100	220,993	
	43411200	26,362	
	43411300	37,913	
	43411800	44,643	
	43412500	49,559	
	43412800	24,253	
	43413000	72,067	
	43414100	4,964	
	43415000	68,636	
	43415900	56,446	
	43417500	139,408	
	43417600	32,835	
	43417700	265,855	
	43417800	45,630	
	43418100	39,133	
	43418300	48,966	
	43418400	142,000	
	43418600	66,086	
	43418800	84,327	
	43419100	43,977	
	43419200	6,245	
	43419300	303,758	
	43419800	34,349	
	43420200	62,320	
	43424300	12,244	
	43425200	153,595	
	43425300	31,042	
	43425400	72,125	
	43425700	65,815	
	43425800	130,863	
	43426200	375,511	
	43426300	434,212	
	43426400	352,901	
	43426700	378,899	
	43426800	123,487	
	43426900	109,413	

Australia Annexure
QBE Insurance Group Limited

25 January 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
	43427100	471,337	
	43427200	33,418	
	43428200	34,661	
	43428300	17,802	
	43428600	58,101	
	43432100	12,774	
	43432200	48,000	
	43433100	19,151	
	43433200	126,730	
	43434000	19,008	
	43435100	305,442	
	43436100	30,700	
	43437100	218,501	
	43437300	56,743	
	43437400	182,386	
	43439100	129,857	
	43439200	445,605	
	43440200	12,875	
	43440800	9,583	
	43441800	21,517	
	43445200	103,047	
	43450500	106,024	
	43451200	78,596	
	43451300	20,334	
	43451600	19,238	
	43451700	34,157	
	43455100	77,250	
	43455200	48,468	
	43455400	14,645	
	43457100	101,151	
	43459100	60,770	
	43460100	15,878	
	43463600	24,834	
	43464600	27,284	
	43464700	82,669	
	43465100	365,901	
	43465300	44,142	
	43465400	50,548	
	43467700	21,144	
	43473300	23,131	
	43484100	67,695	
	43487100	28,960	
	43487200	265,908	
	43487500	77,816	
	43487600	109,585	
	43487700	56,014	
	43487800	47,670	
	43488100	50,422	
	43494100	37,375	
	43494200	108,138	
	43500400	36,901	
	43500500	55,675	
	43503400	3,965	
	43503500	9,954	

Australia Annexure
QBE Insurance Group Limited

25 January 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
	43503800	15,084	
	43505100	116,257	
	43506200	24,219	
	43506400	5,874	
	43506500	17,359	
	43507300	25,672	
	43507400	15,321	
	43507500	32,209	
	43507600	28,525	
	43510300	21,582	
	43510600	57,634	
	43510700	13,543	
	43510800	13,236	
	43510900	20,823	
	43511300	16,076	
	43511900	22,451	
	43512000	172,219	
	43512200	5,989	
	43513300	68,000	
	43513500	9,232	
	43513600	18,730	
	43518500	34,486	
	43537100	13,486	
	43558600	182,180	
	43560100	101,496	
	43564100	39,639	
	43564200	16,065	
	43564300	13,848	
	43565100	78,735	
	43565200	109,117	
	43565300	245,027	
	43565400	187,985	
	43565500	126,743	
	43565600	111,372	
	43565900	35,715	
	43566100	144,121	
	43570100	99,933	
	43570200	12,883	
	43570300	8,226	
	43570400	85,236	
	43570500	11,738	
	43573100	116,068	
	43574100	34,923	
	43574200	56,953	
	43575100	95,216	
	43576300	18,759	
	43576500	20,809	
	43576700	26,004	
	43576800	13,203	
	43579300	13,562	
	43583100	1,136,421	
		13,809,792	

Australia Annexure
QBE Insurance Group Limited

25 January 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital International S.A.	45404200	3,207	
	45415100	28,644	
	45415200	19,442	
	45415700	134,862	
	45415800	28,576	
	45426000	258,922	
	45440400	12,604	
	45440600	11,858	
	45441300	6,961	
	45444200	31,776	
	45444300	120,920	
	45444700	3,167	
	45444900	9,381	
	45445300	9,062	
	45445400	22,407	
	45464300	26,885	
	45464400	21,390	
	45466000	8,800	
	45500200	54,452	
	45500300	297,041	
	45500700	33,672	
	45500800	40,729	
	45500900	21,749	
	45503100	6,541	
	45503200	7,602	
	45503300	16,068	
	45504600	4,998	
	45507200	25,228	
	45508100	22,332	
	45508200	27,944	
	45508400	9,077	
	45508500	12,908	
	45508700	23,493	
	45509000	7,163	
	45510200	10,100	
	45515100	16,878	
	45515600	3,798	
	45516200	49,986	
	45520300	76,472	
	45520900	18,763	
	45521100	161,596	
	45522000	41,892	
	45525200	31,393	
	45590100	789,477	
	45590400	55,571	
		2,625,787	
Capital International, Inc.	46054200	23,657	
	46054500	18,005	
	46054700	12,669	
	46055500	87,669	
	46056800	26,950	
	46343400	63,202	

Australia Annexure
QBE Insurance Group Limited

25 January 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
	46364700	23,855	
	46456000	40,072	
	46456700	13,948	
	46456800	17,148	
	46457300	12,495	
	46457500	5,600	
	46458500	31,951	
	46520100	586,077	
	46520500	52,730	
	46520600	14,403	
	46520800	39,024	
	46521300	59,387	
	46521500	18,054	
	46521700	16,742	
	46521800	24,619	
	46521900	24,062	
	46522100	34,730	
	46522200	14,826	
	46522600	32,234	
	46601000	11,095	
	46610000	37,455	
	46642200	174,734	
		1,517,393	
Capital Research and Management Company	11000007	5,218,492	
	11000016	14,700,760	
	11000033	4,139,000	
		24,058,252	
GRAND TOTAL		**48,268,558**	**5.90%**

Nominee List

QBE Insurance Group Limited
25 January 2007

<u>Nominee Name</u>

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

43402300		53,299
43419200		6,245
43426700		378,899
43436100		30,700
43507600		28,525
43512000		172,219
43513300		68,000
44282700		16,303
44298200		32,356
44363200		10,839
44364300		1,700
44364400		500
44364900		31,000
45415800		28,576
45445400		22,407
45500800		40,729
45503100		6,541
45525200		31,393
46056800		26,950
46520800		39,024
46521700		16,742
	Total Shares:	1,042,947

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

43411800		44,643
43417600		32,835
43417800		45,630
43424300		12,244
43428600		58,101
43432100		12,774
43437300		56,743
43451200		78,596
43510600		57,634
43565100		78,735
45500700		33,672
45500900		21,749
46456700		13,948
46456800		17,148
46457500		5,600
	Total Shares:	570,052

Australia & New Zealand Banking Grp Ltd

Nominee List

QBE Insurance Group Limited
25 January 2007

Nominee Name		
35, Elisabeth Street		
PO Box 2842AA		
Melbourne VIC 3000		
43404900		18,546
43506500		17,359
44294300		134,191
	Total Shares:	170,096
Bank of New York Nominees		
Bank of New York		
3 Birchin Lane		
London EC3V 9BY		
43404700		56,976
43576500		20,809
43579300		13,562
44356000		6,600
46521800		24,619
46522600		32,234
	Total Shares:	154,800
Bankers Trust Australia		
Level 9, The Chifley Tower		
2, Chifley Square		
Sydney NSW 2000, Australia		
43051100		29,185
43057200		5,769
43057300		15,014
43415000		68,636
43418300		48,966
44040900		55,189
44046800		10,500
44271700		252,872
44283700		7,308
44298700		16,800
44303300		21,591
45415700		134,862
46456000		40,072
	Total Shares:	706,764
Chase Manhattan Bank Australia Limited		
Level 36 World Trade Centre		
Jamison Street		
Sydney, NSW 2000 Australia		
11000007		5,218,492
11000016		14,700,760
11000033		4,139,000
43051000		92,154
43401400		15,046
43411100		220,993
43411300		37,913

Nominee List

QBE Insurance Group Limited
25 January 2007

Nominee Name		
43418100		39,133
43418400		142,000
43428200		34,661
43439200		445,605
43441800		21,517
43484100		67,695
43503400		3,965
43503500		9,954
43505100		116,257
43510900		20,823
43513500		9,232
44002000		483,298
44022900		332,339
44024600		54,274
44035800		10,272
44036500		419,197
44043000		20,554
44099400		55,600
44255000		316,299
44255500		13,400
44255900		31,876
44256500		15,000
44270600		116,000
44288500		18,454
44303200		177,558
45500200		54,452
45500300		297,041
45510200		10,100
45520300		76,472
46522100		34,730
46642200		174,734
	Total Shares:	28,046,850

Chase Manhattan Nominee Ltd.
Australia

43406000	40,212
43417700	265,855
43419800	34,349
43425400	72,125
43487100	28,960
43511900	22,451
44258000	4,213
44259200	37,500
44259300	15,406
44352100	11,072
44352200	7,074
44359900	16,300
44940300	7,001
44950900	38,000

Nominee List

QBE Insurance Group Limited
25 January 2007

Nominee Name		
44951300		109,753
45590100		789,477
46601000		11,095
	Total Shares:	1,510,843
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		
44353900		16,400
	Total Shares:	16,400
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melbourne, Victoria 3000		
43426300		434,212
43440200		12,875
43507400		15,321
43507500		32,209
43570400		85,236
44276200		15,937
45440600		11,858
	Total Shares:	607,648
Commonwealth Bank of Australia Level 7, Bank House, 309-315 George St. Sydney NSW 2000 Australia		
44042000		126,990
44304500		33,059
	Total Shares:	160,049
HKBA Nominees Ltd. GPO Box 181 Sydney 2001 Australia		
43410500		107,580
	Total Shares:	107,580
Hong Kong Bank Australia Level 8 1, O'Connell St, GPO Box 5302 Sydney NSW 2001		
43401500		150,846
43455100		77,250
43455400		14,645
	Total Shares:	242,741

HSBC

Nominee List

QBE Insurance Group Limited
25 January 2007

Nominee Name		
2 Leboh Ampang		
50100 Kuala Lumpur, Malaysia		
44356100		15,263
45441300		6,961
	Total Shares:	22,224
HSBC Bank plc		
Securities Services, Mariner House		
Pepys Street		
London EC3N 4DA		
43405800		13,442
43464600		27,284
43473300		23,131
43511300		16,076
	Total Shares:	79,933
JP Morgan Chase Bank		
45590400		55,571
	Total Shares:	55,571
Mellon Bank N.A.		
London Branch		
London		
United Kingdom		
44357000		170,001
44358000		146,259
	Total Shares:	316,260
National Australian Bank LTD.		
271 Collins St.		
5th Floor South		
Melbourne, Victoria 3000		
43057700		10,009
43401300		128,469
43405500		27,038
43405700		13,042
43411200		26,362
43413000		72,067
43417500		139,408
43418800		84,327
43419100		43,977
43419300		303,758
43425200		153,595
43426800		123,487
43427200		33,418
43428300		17,802
43432200		48,000
43433200		126,730
43434000		19,008
43435100		305,442

Nominee List

QBE Insurance Group Limited
25 January 2007

Nominee Name	
43439100	129,857
43451300	20,334
43451600	19,238
43455200	48,468
43459100	60,770
43460100	15,878
43465100	365,901
43465300	44,142
43465400	50,548
43467700	21,144
43487200	265,908
43494100	37,375
43500400	36,901
43506400	5,874
43507300	25,672
43510300	21,582
43510700	13,543
43510800	13,236
43513600	18,730
43537100	13,486
43560100	101,496
43564100	39,639
43564200	16,065
43565200	109,117
43565500	126,743
43565600	111,372
43565900	35,715
43566100	144,121
43570100	99,933
43570300	8,226
43574200	56,953
43575100	95,216
44032100	26,040
44037400	18,128
44038000	44,000
44043700	14,467
44279100	26,514
44295500	74,408
44302200	32,494
44321600	16,204
44326600	2,104
44326800	34,783
44328400	4,705
44346200	36,000
44349500	3,713
44353000	9,649
44366400	3,974
45464300	26,885
45464400	21,390

Nominee List

QBE Insurance Group Limited
25 January 2007

Nominee Name		
45503200		7,602
45508700		23,493
45515100		16,878
45520900		18,763
45521100		161,596
45522000		41,892
46343400		63,202
46458500		31,951
46520500		52,730
46520600		14,403
46521300		59,387
46521500		18,054
	Total Shares:	4,754,531
National Nominees 82 Pitt Street Sydney, NSW 2000 Australia		
44315000		131,424
44343000		44,200
	Total Shares:	175,624
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS		
43426900		109,413
	Total Shares:	109,413
Pictet & Cie, Geneva		
45509000		7,163
	Total Shares:	7,163
State Street Australia Limited Australia		
46521900		24,062
46522200		14,826
	Total Shares:	38,888
Westpac Banking Corp		
43051300		71,440
43051400		14,157
43051500		57,491
43400500		21,985
43405200		15,000
43412500		49,559
43412800		24,253
43414100		4,964
43418600		66,086
43425300		31,042

Nominee List

QBE Insurance Group Limited
25 January 2007

Nominee Name	
43426200	375,511
43427100	471,337
43433100	19,151
43437400	182,386
43440800	9,583
43487500	77,816
43488100	50,422
43512200	5,989
43518500	34,486
43570500	11,738
43573100	116,068
44022700	13,565
44277700	75,781
45404200	3,207
45415100	28,644
45440400	12,604
45444200	31,776
45444300	120,920
45444700	3,167
45444900	9,381
45466000	8,800
45504600	4,998
45508100	22,332
45508200	27,944
45508400	9,077
45515600	3,798
45516200	49,986
46364700	23,855
Total Shares:	2,160,299

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

43057600	23,169
43057800	25,127
43401700	204,500
43415900	56,446
43420200	62,320
43425700	65,815
43425800	130,863
43426400	352,901
43437100	218,501
43445200	103,047
43450500	106,024
43451700	34,157
43457100	101,151
43463600	24,834
43464700	82,669

Nominee List

QBE Insurance Group Limited
25 January 2007

Nominee Name	
43487600	109,585
43487700	56,014
43487800	47,670
43494200	108,138
43500500	55,675
43503800	15,084
43506200	24,219
43558600	182,180
43564300	13,848
43565300	245,027
43565400	187,985
43570200	12,883
43574100	34,923
43576300	18,759
43576700	26,004
43576800	13,203
43583100	1,136,421
44045900	196,269
44260104	35,700
44273000	16,685
44283000	5,368
44283400	204,313
44285500	80,600
44287000	16,120
44295800	68,736
44295900	28,882
44296400	52,008
44308600	37,643
44316400	38,759
44319000	22,981
44321900	11,357
44323100	45,700
44323800	8,998
44328900	209,500
44331900	44,938
44336000	95,831
44342000	46,862
44348800	27,293
44351200	30,200
44351500	35,935
44351800	24,515
44355500	6,700
44356500	136,026
44357100	16,070
44357800	135,320
44358800	121,800
44359400	68,714
44359800	154,223
44360400	13,174

Nominee List

QBE Insurance Group Limited
25 January 2007

Nominee Name	
44363400	44,500
44364600	34,963
44367200	93,800
44370700	2,600
45415200	19,442
45426000	258,922
45445300	9,062
45503300	16,068
45507200	25,228
45508500	12,908
46054200	23,657
46054500	18,005
46054700	12,669
46055500	87,669
46457300	12,495
46520100	586,077
46610000	37,455
Total Shares:	7,211,882

END